Form 20-F
period 2007-12-31
VanceInfo Technologies Inc.
filed 2008-06-27
CIK 1417961

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33857

VanceInfo Technologies Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3/F Building 8, Zhongguancun Software Park, Haidian District

Beijing 100094, People’s Republic of China

(Address of principal executive offices)

Sidney Xuande Huang, +86(10) 8282-5266,

shuang@vanceinfo.com,

3/F Building 8, Zhongguancun Software Park, Haidian District

Beijing 100094, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, par value US$0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

37,198,907 ordinary shares, par value US$0.001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP    ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other    ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☒

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐

Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“attrition rate”, with respect to an information technology, or IT service company or its business unit during a specified period, refers to the ratio of the number of professionals that have left that company during the period, excluding employees employed for less than six months, to the number of full-time professionals that were on that company’s payroll at the ending date of the same period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Citibank” refers to Citibank N.A., Singapore Branch and Citicorp Software and Technologies Services (Shanghai) Limited;

•	“HP” refers to Shanghai HP Co., Ltd., a subsidiary of Hewlett-Packard Company;

•	“Huawei” refers to Huawei Technologies Co., Ltd. and certain of its affiliates;

•	“IBM” refers to International Business Machine China Company Limited, IBM Global Services (China) Company Limited and IBM Solution and Services (Shenzhen) Co., Ltd.;

•	“Microsoft” refers to Microsoft Corporation and Microsoft (China) Co., Ltd.;

•	“Motorola” refers to Motorola (China) Technologies Limited and Motorola (China) Electronics Ltd.;

•	“professionals”, with respect to an IT service company, refer to employees executing IT services for its clients;

•	“TIBCO” refers to TIBCO Software Inc.;

•	“US$,” “U.S. dollar” or “$” refers to the legal currency of the United States; and

•

“we,” “us,” “our company,” “our” and “VanceInfo” refer to VanceInfo Technologies Inc. , a Cayman Islands company, its predecessor, the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., its subsidiaries and its variable interest entity, Shanghai Megainfo Tech Co., Ltd.

Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entity are denominated in Renminbi, or RMB, the legal currency of China. This annual report contains amounts denominated in Hong Kong dollars, or HK$, the legal currency of the Hong Kong Special Administrative Region, and Japanese Yen, or JPY, the legal currency of Japan, and contains translations of certain Renminbi, Hong Kong dollar and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar, and all translations from Hong Kong dollars to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Hong Kong dollars per U.S. dollar, and all translations from Japanese Yen to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Japanese Yen per U.S. dollar, each as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB7.2946 to US$1.00, all translations from Hong Kong dollars to U.S. dollars have been made at a rate of HK$7.7984 to US$1.00, and all translations from Japanese Yen to U.S. dollars have been made at a rate of JPY111.71 to US$1.00, each the noon buying rate in effect as of December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, or any Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, or any Japanese Yen or U.S.

dollar amounts could have been, or could be, converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate, or at all. On June 26, 2008, the noon buying rates were RMB6.8630 to US$1.00, HK$7.8051 to US$1.00 and JPY107.29 to US$1.00.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, and consolidated balance sheet data as of December 31, 2005, 2006 and 2007.

We and certain selling shareholders of our company completed the initial public offering of 8,797,500 ADSs, each representing one ordinary share, par value US$0.001 per share, on December 17, 2007. On December 11, 2007, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “VIT.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our expansion plans;

•	our anticipated growth strategy;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our service lines;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract and retain clients; and

•	trends and competition in the offshore IT services industry.

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

This annual report on Form 20-F also contains estimates, projections and statistical data related to the IT services market in China. This market data, including data from International Data Corporation, or IDC, a leading independent market research firm, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. You should not place undue reliance on these forward-looking statements.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects” below.

We were incorporated in April 2004 and acquired our predecessor, the IT services business of Beijing Wensi Chuangyi Technology Co., Ltd., or Wenesi Chuangyi, in August 2004. The acquisition was accounted for using the purchase accounting method with a new accounting basis. The summary consolidated statement of operations data of our predecessor from January 1, 2004 to August 31, 2004 are presented below.

The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated balance sheet data as of December 31, 2005 has been derived from our audited financial statements for 2005 which is not included in this annual report. Our summary consolidated statement of operations data from January 1 to August 31, 2004 have been derived from our unaudited consolidated management accounts which are not included in this annual report. Our summary consolidated statement of operations data from September 1 to December 31, 2004 and our consolidated balance sheet data as of December 31, 2004 have been derived from our unaudited consolidated financial statements which are not included in this annual report. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

We have not included financial information for the year ended December 31, 2003, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2005, 2006 and 2007, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Predecessor	VanceInfo
	Period from January 1 to August 31, 2004	Period from September 1 to December 31, 2004	For the Year Ended December 31,
			2004 (Combined)(1)	2005	2006	2007
	(in $ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	4,851	3,312	8,163	15,481	29,051	62,714
Cost of revenues(2)	(2,566)	(1,980)	(4,546)	(9,125)	(17,961)	(38,544)

Gross profit	2,285	1,332	3,617	6,356	11,090	24,170

General and administrative expenses(2)	(941)	(1,128)	(2,069)	(3,026)	(6,140)	(13,838)
Selling and marketing expenses(2)	(70)	(68)	(138)	(270)	(681)	(2,342)

Total operating expenses	(1,011)	(1,196)	(2,207)	(3,296)	(6,821)	(16,180)

Other operating income	—	—	—	102	54	860

Income from operations	1,274	136	1,410	3,162	4,323	8,850
Net income	1,080	42	1,122	3,235	4,376	9,569
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	—	—	—	(462)	(611)	(632)

Income attributable to holders of ordinary shares	1,080	42	1,122	2,773	3,765	8,937

Income per ordinary share:
Basic	—	0.00	—	0.13	0.08	0.22
Diluted	—	0.00	—	0.13	0.07	0.19
Income per ADS:
Basic	—	0.00	—	0.13	0.08	0.22
Diluted	—	0.00	—	0.13	0.07	0.19
Weighted average ordinary shares used in calculating net income per ordinary share:
Basic	—	5,169,710	—	11,530,684	9,605,507	11,426,183
Diluted	—	5,169,710	—	11,530,684	10,205,449	13,446,087

Other Consolidated Financial Data
Gross margin(3)	47.1%	40.2%	44.3%	41.1%	38.2%	38.5%
Operating margin(4)	26.3	4.1	17.3	20.4	14.9	14.1
Net margin(5)	22.3	1.3	13.7	20.9	15.1	15.3

(1)	The 2004 full-year financial data presented in this section are the combination of the data for the period from January 1 to August 31, 2004 and the period from September 1 to December 31, 2004. This aggregation of the results for certain periods should not be construed as a measure of performance in conformity with U.S. GAAP because:

•	the earnings of our predecessor for the period from January 1 to August 31, 2004 have been determined using the historical cost method; and

•	the earnings of VanceInfo from September 1 to December 31, 2004 have been determined using the purchase accounting method in accordance with SFAS No. 141.

Nevertheless, although the presentation of the combined full year financial data for the year ended December 31, 2004 is not in accordance with U.S. GAAP, we believe that this combination is useful and can provide users with a more complete understanding of our results of operations from year to year.

(2)	Includes share-based compensation expenses as follows:

	Predecessor	VanceInfo
	Period from January 1 to August 31, 2004	Period from September 1 to December 31, 2004	For the Year Ended December 31,
			2004 (Combined)	2005	2006	2007
	(in $ thousands)
Share-based compensation expenses included in:
Cost of revenues	—	—	—	—	(45)	(111)
General and administrative expenses	—	(297)	(297)	(67)	(632)	(808)
Selling and marketing expenses	—	—	—	—	(36)	(77)

(3)	Gross margin represents gross profit as a percentage of net revenues.

(4)	Operating margin represents income from operations as a percentage of net revenues.

(5)	Net margin represents net income as a percentage of net revenues.

	As of December 31,
	2004	2005	2006	2007
	(in $ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	721	4,437	20,565	76,835
Accounts receivable	3,377	5,774	11,815	24,708
Total assets	5,853	15,700	42,044	129,076
Total liabilities	2,382	2,171	5,583	18,068
Convertible redeemable preferred shares	—	7,226	31,648	—
Shareholders’ equity	3,359	6,165	4,640	110,378
Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	5,853	15,700	42,044	129,076

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Company and Industry

We depend on a limited number of clients for a significant portion of our revenues and any loss of business from these clients could reduce our revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2005 and 2006. For the year ended December 31, 2007, each of these two clients accounted for over 10% of our net revenues. In the aggregate, these two clients accounted for 57.8%, 53.1% and 34.6% of our net revenues in 2005, 2006 and 2007, respectively. Our top five clients accounted for approximately 77.8%, 69.3% and 53.7% of our net revenues in 2005, 2006 and 2007, respectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy, switch to another IT outsourcing service provider or return work in-house. We generally do not have long-term commitments from any of our clients to purchase our services. Although we usually enter into master service agreements, or MSAs, with clients, these MSAs are not commitments to purchase our services, and statements of work, or SOWs, from clients are required for specific orders to purchase our services. In addition, the MSAs and SOWs typically may be terminated by our clients on short notice. If we fail to enter into or renew MSAs with one or more of our major clients in any particular period, if major clients reduce their service volumes under SOWs, or if any existing MSAs or SOWs with major clients are terminated, some or all of the business of our major clients could be lost or reduced, which could have a material adverse effect on our business, results of operations and financial condition.

Our revenues are highly dependent on a limited number of industries and any decrease in demand for outsourced services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the technology and telecommunications industries. For the year ended December 31, 2006 and 2007, a majority of our net revenues were derived from clients in the technology and telecommunications industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource research and development services, or R&D services, enterprise solutions, application development and maintenance, or ADM, quality assurance and testing, globalization and localization and other IT services. A downturn in any of our targeted industries, particularly the technology and telecommunications industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations which restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.

Other developments may also lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.

We face intense competition from onshore and offshore IT outsourcing companies and, if we are unable to compete effectively, we may lose clients and our revenues may decline. Our clients may also choose to use internal resources to provide the IT services they need, thereby causing us to lose revenues.

The market for IT services is highly competitive and we expect competition to increase due to a number of factors. We believe that the principal competitive factors in our markets are industry experience, quality of the services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

•

other Chinese IT services companies, such as Achievo Corporation, or Achievo, Chinasoft International Ltd., or Chinasoft International, Dalian Hi-Think Computer Technologies Co. Ltd, or DHC, HiSoft Technology International Limited, or Hisoft, Neusoft Group Ltd., or Neusoft, and SinoCom Software Group Limited, or SinoCom;

•

Indian IT services companies, such as Cognizant Technology Solutions Corp., or Cognizant, HCL Technologies Ltd., or HCL, Infosys Technologies Ltd., or Infosys, Satyam Computer Services Limited, or Satyam, Symphony Services, or Symphony, Tata Consultancy Services Ltd., or TCS, and Wipro Technologies, or Wipro;

•	in-house IT departments of large corporations; and

•	offshore service providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe.

In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Clients tend to engage multiple IT services outsourcing providers instead of using an exclusive service provider, which could reduce our revenues to the extent that clients obtain services from other providers. Clients may prefer service providers that have facilities located globally or that are based in countries more cost-competitive than China. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenues.

Our clients are not obligated for any long-term commitments to us. Many of our MSAs are either renewable for one-year periods or have no fixed terms, and our SOWs are typically project-based and valid only for several months. In addition, our clients can terminate many of our MSAs and SOWs with or without cause, and in most cases without any cancellation charge. Some of our MSAs specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. If any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues. Most of the MSAs we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workmen’s compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. We have purchased the general commercial liability insurance for our facilities in China for the period from February 2, 2008 to February 2, 2009, but we still do not satisfy the contractual requirement of certain of our key clients. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these MSAs.

Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenue as a percentage of revenue, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate MSAs makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenues.

Furthermore, in some of our MSAs, our clients are also entitled to request us to transfer, to them or their designees, the assets of our offshore development centers in China, or CDCs that serve them and all of the operating relationships, including leases for the premises of the CDCs, employment relationships with the employees dedicated to the CDCs and contracts with subcontractors, at a pre-agreed transfer price which is generally a multiple of our monthly service fees from the relevant client for CDC services prior to the transfer. This transfer fee will either be reduced ratably based on the elapsed operation term of the CDC or subject to a maximum amount. In addition to the above amounts, the relevant client is also required to pay the lower of fair market value or net book value for the assets to be transferred that have not already been charged to the client. If our clients exercise these rights, we may lose some of our business and key employees, or may be required to transfer our assets and employees to a third party, and our losses may not be fully covered by the contractual payment.

Our quarterly operating results are difficult to predict and could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ADSs to decline.

Our revenues and operating results can vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, such as variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects and currency fluctuations. For example, some of our MSAs permit our clients to reduce or modify the volume of services under any SOW at any time. As many of our employees take long vacations during the Chinese New Year in the first quarter, our revenues in that quarter are relatively low compared to the other quarters. Moreover, our results may vary depending on our clients’ business needs and IT spending patterns. Due to the annual budget cycles of most of our clients, we may not be able to estimate accurately the demand for our services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we typically are not the exclusive outside service provider to our clients. Thus, a major client in one year may not provide the same amount or percentage of our revenues in any subsequent year.

The long sales cycle for our services, which typically ranges from three to six months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. In addition, some of our testing projects and ADM projects last several months. Due to the foregoing and other factors, our operating results have fluctuated significantly from quarter to quarter.

These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

We may face difficulties in offering new and existing service lines and managing increasingly large and complex projects, which could lead to clients discontinuing their work with us, thereby reducing our revenues and adversely affecting our ability to implement our growth plans.

We have been expanding the scope of our services by offering additional industry practices and service lines. The success of these new and expanded practices and service lines is dependent, in part, upon demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. We cannot be certain that we will be able to attract existing and new clients for such new services or effectively meet our clients’ needs.

We intend for the expansion of our practices and service lines to result in larger and more complex projects for our clients. To achieve this result, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. Our ability to establish such relationships will depend on the proficiency of our management personnel, professionals and, if necessary, subcontractors, as well as other competitive factors such as our performance and delivery capabilities. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements, and failure to plan appropriately may have a negative impact on our business, results of operations and financial condition.

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew to US$62.7 million in 2007 from US$8.2 million in 2004. Since 2004, we have completed a number of acquisitions and established or acquired seven offices in China, three offices in the United States, and one office each in Japan and Hong Kong. We have also set up a number of CDCs. As of April 30, 2008, we had over 3,600 professionals, as compared to 536 professionals as of December 31, 2004. We are actively looking at additional locations to establish new offices and expand our current offices and CDCs. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.

This rapid growth places significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar. All of these endeavors will involve risks and require substantial management effort and skill. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

Historically, we have expanded our service capabilities and gained new clients through selective acquisitions such as our acquisitions of Beijing Prosoft Software Technology Co., Ltd., or Prosoft, Beijing Innovation Technology Co., Ltd., or ITC, Shanghai Solutions Software Co., Ltd., or Shanghai Solutions, the international business unit of Beijing SureKAM Technologies Co., Ltd., or SureKAM, and Beijing Chosen Technology Co., Ltd, or Chosen, in the past several years. Our growth strategy involves gaining new clients and expanding our service lines, both organically and through strategic acquisitions. Our ability to successfully integrate an acquired entity and its operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining clients of acquired companies;

•	difficulties in retaining personnel of acquired companies;

•	entry into unfamiliar markets;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products or services in which a company specializes, and the loss of key clients and personnel, any of which could have a material adverse effect on our business and results of operations. If we are not able to realize the benefits envisioned for such acquisitions, our overall profitability and growth plans may be adversely affected.

We expect that a portion of our income may in the future be generated on a project basis with a fixed price; we may fail to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

We expect that a portion of our income may in the future be generated from fees we receive for our projects with a fixed price. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and to price our projects profitably. An underestimation of required time and resources may result in cost overruns and mismatches in project staffing. Conversely, an overestimation of our costs may result in our submitting uncompetitive bids and loss of business. Furthermore, any failure to complete a project within the stipulated timeframe could also expose us to contractual or other liabilities and may damage our reputation. These and other factors could adversely affect our business, results of operations and financial condition.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained employees to support our operations; our ability to bid for and obtain new projects may be negatively affected and our revenues could decline as a result.

The IT services industry relies on skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The IT services industry experiences high employee turnover. We may encounter higher attrition rates in the future. There is significant competition in China for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the IT services industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain skilled personnel that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, financial condition and results of operations. Our failure to retain our key personnel on client projects or find suitable replacements of the key personnel upon their departure may lead to termination of some of our MSAs or cancellation of some of our SOWs, which could materially adversely affect our business.

Increases in wages for professionals could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Wage costs for professionals in China are lower than comparable wage costs in more developed countries and India. However, the wage costs in China’s IT services industry may increase at a faster rate than in the past. In the long term, wage increases may make us less competitive unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. Increases in wage costs, may reduce our profit margins. In addition, the issuance of equity-based compensation to our professionals would also result in additional dilution to our shareholders.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Chris Shuning Chen, our founder, chairman and chief executive officer. In addition, we rely on David Lifeng Chen, our president, Sidney Xuande Huang, our chief financial officer, Stanley Ying Zhou, our chief administration officer, and our four executive vice presidents, Junbo Liu, Kevin Zhong Liu, Gerry Jianxin Lu and Jeff Jian Wu, to run our business operations. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. We may incur additional expenses to recruit, train and retain personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keeps a close relationship with our clients joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Most of our executives have entered into employment agreements with us that contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Because our business depends significantly on clients headquartered in the United States, Europe, Japan and China, any economic slowdown in these regions or other factors that affect the IT offshore outsourcing from the United States, Europe or Japan could have a material adverse effect on our business and operating results.

As of December 31, 2007, substantially all of our net revenues were derived from clients headquartered in the United States, Europe, Japan and China. If economic growth in one or more of those regions slows, our clients may suffer a reduced market share or their results of operations and financial condition may otherwise be adversely affected, and they may cancel, reduce or defer their IT spending or change their IT outsourcing strategy. In addition, in an economic downturn, our utilization and billing rates for our professionals could decline, which could have a material adverse effect on our business and operating results.

Furthermore, IT offshore outsourcing is becoming an increasingly politically sensitive issue in the United States, Europe and Japan. For example, many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. As a result, current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers. Any slowdown or reversal of existing industry trends towards offshore outsourcing in response to political pressure would harm our ability to compete effectively with competitors that operate out of onshore facilities and adversely affect our business and financial results.

The growth and success of our business depends on our ability to anticipate and respond in a timely manner to the evolving demands for IT services.

The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and offer and develop new product and service lines to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Moreover, the emergence of new national and international industry standards could render our products or those of our clients unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Should we fail to adapt to the rapidly changing IT services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and operating results could be materially and adversely affected.

Some of our client contracts contain provisions which, if triggered, could result in lower future revenues and have an adverse effect on our results of operations.

Some of our MSAs provide that, if during the term of such MSAs, we offer or accept lower prices for our services that are similar to those we provide under these MSAs, to or from any other clients while all other terms and conditions are similar, we will be obligated to offer equally favorable prices to the clients under these MSAs. Such provisions, if triggered, would result in lower future revenues and profits to us under these MSAs. Certain other contracts of ours allow clients in certain circumstances to request a semi-annual benchmarking report comparing our direct costs and operating costs, measured as a percentage of revenues, with those of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements to future services we provide or there may be reduction in new business from the clients. The triggering of any of these contractual provisions could have an adverse effect on our business, results of operations and financial condition.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements may be affected by non-competition clauses in our agreements with existing clients.

Certain of our existing MSAs and other agreements have non-competition clauses, which restrict us from providing services to customers of our existing clients. Many of our MSAs contain clauses that restrict our employees working for a particular client from providing services to a competitor of that client. Such clauses may restrict our ability to offer services to different clients in a specific industry or market.

Our MSAs with some of our clients provide that, during the term of the MSA and for a twelve-month period thereafter and under specified circumstances, we may not accept any assignments from, or render similar services to, those clients’ customers. Some of our contracts also provide that, although we are free to render other services to clients’ customers prior to the receipt of SOWs from our clients, such services may not create any conflicts of interest with the services we provide to those clients, and we must obtain our clients’ prior written consent to continue providing services to their customers before we begin rendering similar services to our clients.

Moreover, we may not compete with our clients, or bid for or accept any assignment which our client is bidding for or is negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry or market in which we have expertise and may adversely affect our revenues and future profitability.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

Most of our contracts with clients contain performance requirements. Failure to consistently meet service requirements of a client or errors made by our professionals in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our clients’ businesses, and any failure to provide those services could result in a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. Our CDC methodology requires us to maintain active data and voice communications between our main development centers in China and our international clients’ offices. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. Although we have purchased the general commercial liability insurance for our facilities in China for the period from February 2, 2008 to February 2, 2009, the successful assertion of one or more large claims against us could still have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We seek to implement specific measures to protect sensitive and confidential client data. We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for that act and seek damages and compensation from us. However, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of intellectual property of our clients, which could harm our business and competitive position.

We rely on software licenses from our clients with respect to certain individual projects. To protect proprietary information and other intellectual property of our clients, we require our employees, consultants, advisors and collaborators to enter into confidentiality agreements with us. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of proprietary technology of our clients. Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients’ technologies without paying us for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We expect a portion of our future growth to come from acquisitions of high-quality IT services companies. It is possible that in the future we may not succeed in identifying suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate an acquisition on terms commercially acceptable to us. Many of our competitors are likely to be seeking to acquire the same targets that we are looking to acquire. Such competitors may have substantially greater financial resources than we do and may be able to outbid us for the targets. If we are unable to complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

We will become subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2008; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in December 2007. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We also anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm has not performed audit on our internal controls over financial reporting for the year ended December 31, 2005 and 2006. However, in the course of auditing our consolidated financial statements for the years ended December 31, 2005 and 2006, our independent registered public accounting firm noted two material weaknesses and one significant deficiency in our internal control over financial reporting, each as defined in then applicable rules of the Public Company Accounting Oversight Board. The material weaknesses identified by our independent registered public accounting firm were: (i) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP accessible to accounting personnel to ensure that accounting policies and procedures are followed; and (ii) lack of dedicated resources to take responsibility for the finance and accounting function and the preparation of financial statements in compliance with U.S. GAAP. The significant deficiency identified by our independent registered public accounting firm was our lack of a qualified internal tax team that can address our income tax accounting and compliance matters from a U.S. GAAP perspective.

Our independent registered public accounting firm has not performed audit on our internal controls over financial reporting for the year ended December 31, 2007. However, in the course of auditing our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm noted one material weakness, two significant deficiencies as well as other control deficiencies, each as defined in Auditing Standard No. 5 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 5, in our internal control over financial reporting. The material weakness identified by our independent registered public accounting firm was a lack of accounting policies and procedures manual in accordance with the U.S. GAAP. The significant deficiencies identified by our independent registered public accounting firm were: (i) lack of specialized personnel, such as internal audit directors and continuous training to our accounting personnel in relation to SEC reporting requirements and U.S. GAAP accounting and disclosure requirements; and (ii) lack of strengthened internal tax function to closely and timely monitor and address tax issues to minimize the potential tax exposures.

Following the identification of the material weakness, significant deficiencies and other control deficiencies, we adopted certain steps to improve our internal control over financial reporting. However, the implementation of these measures may not fully address the material weakness and the significant deficiency in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients.

Our clients’ business operations are subject to certain rules and regulations in China or otherwise. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Some of our contracts concluded with clients headquartered in the United States and elsewhere provide that we shall comply with the United States export regulations while handling any information, process, product or service and that we shall adhere to regulations that apply to our clients’ businesses. Some of our IT services provided to certain banking clients for their Japanese operations are required to comply with the regulations promulgated by Japanese regulators. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business and results of operations.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events, and we have limited insurance coverage.

Our CDCs and other operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

We may also be liable to our clients for disruption in service resulting from such damage or destruction. We have purchased the general commercial liability insurance for our facilities in China for the period from February 2, 2008 to February 2, 2009, but our insurance coverage may not be sufficient. Prolonged disruption of our services as a result of natural disasters or other events would also entitle our clients to terminate their contracts with us.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2008, there have been reports of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Fluctuations in exchange rates could adversely affect our business.

A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in US dollars. The amount of our foreign exchange receipts generally exceeds the amount of our foreign exchange disbursements. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Japanese Yen, could affect our net profit margins and could result in foreign exchange losses and operating losses. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We incurred net foreign exchange losses of US$32,000 and US$93,000 in 2005 and 2006, respectively. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

If tax benefits currently available to our subsidiaries are reduced or repealed, our business and results of operations could suffer.

Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing and Prosoft were then qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and had elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft was incorporated in June 2004, and had been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate from 2007 to 2009. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai Solutions, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and had been subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai Solutions was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% preferential income tax rate in 2007. However, all the above qualifications are subject to an annual assessment by the relevant government authority in China. There is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authority will not revoke the company’s “high and new technology enterprise,” “software enterprise” or “key software enterprise under the State plan” statuses after January 1, 2008.

On March 16, 2007, the National People’s Congress of China enacted a new EIT law, which has taken into effect from January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which has also taken into effect since January 1, 2008. Moreover, on December 26, 2007, the State Council circulated the Notice on Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, which has taken into effect since December 26, 2007. Under the new EIT law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On April 14, 2008, Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Management Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the new EIT Law, enterprises that had been established and already enjoyed then applicable preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain qualified high-technology companies may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the State to be set forth by the certain departments of the State Council. Because the new EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation. Furthermore, since the Management Measures for Certifying High and New Tech Enterprises were recently promulgated, there is still uncertainty with respect to its interpretation and implementation. The tax authorities may determine that VanceInfo Beijing’s and Prosoft’s entitlement to the above preferential tax treatment is contingent upon their qualifications as “high and new technology enterprises strongly supported by the State.” Therefore, it is unclear whether or not VanceInfo Beijing and Prosoft will qualify as a “high and new technology enterprises supported by the State” and be subject to the preferential tax rate. An increase in VanceInfo Beijing’s and Prosoft’s EIT rate pursuant to the new PRC tax law may have a material adverse effect on our results of operations.

As a result, we calculated the deferred tax balances as of December 31, 2007 assuming VanceInfo Beijing, Prosoft and Shanghai Solutions cannot continue to qualify as “high and new technology enterprises supported by the State”, “software enterprise” or “key software enterprise under the State plan” as official approvals had not been obtained.

In addition, pursuant to relevant tax rules, each of VanceInfo Beijing, Prosoft, Shanghai Solutions, and our variable interest entity, Shanghai Megainfo Tech Co., Ltd., or Megainfo, is exempt from business tax with respect to the software development business and related technology consultancy services that it engages in, which falls within the definition of technology development business. Expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States or other countries, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Chinese nationals. Some of our projects require a portion of the work to be undertaken at our clients’ facilities which are sometimes located outside China. The ability of our professionals to work in the United States, Europe, Japan and other countries outside China depends on their ability to obtain the necessary visas and work permits. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring business visas for our employees. Our reliance on visas for a number of employees makes us vulnerable to such changes and variations as it affects our ability to staff projects with professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or we may encounter delays or additional costs in obtaining or maintaining such visas.

We control Megainfo through contractual arrangements rather than direct legal ownership. If Megainfo or its shareholder breaches the contractual arrangements, we would have to rely on legal remedies under PRC law, which may not be available or effective, to enforce our rights.

We have no legal ownership interest in Megainfo. VanceInfo Beijing’s contractual arrangements with Megainfo and its shareholder provide us with effective control over Megainfo. See “Related Party Transactions—Contractual Arrangements with Megainfo and Its Shareholder.” Although we have been advised by Jun He Law Offices, our PRC legal counsel, that each contract under VanceInfo Beijing’s contractual arrangements with Megainfo and its shareholder is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Megainfo as direct legal ownership of Megainfo. In addition, Megainfo or its shareholder may breach the contractual arrangements. In any such event, we would have to rely on legal remedies under PRC law to enforce our rights. These remedies may not always be available or effective, particularly in light of the uncertainties in the PRC legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

As of December 31, 2007, our principal shareholders and their affiliated entities own approximately 64.7% of our outstanding ordinary shares and voting power. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in our initial public offering.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations are currently conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and market demand for our IT services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries incorporated in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the new EIT Law, which would have a material adverse effect on our results of operations.

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to

“establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, were exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which were effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China.

In addition, because there remains uncertainty regarding the interpretation and implementation of the new EIT Law and its Implementation Rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the new EIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A substantial portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, VanceInfo Beijing is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with or approved by the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from initial public offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Our failure to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of

Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange in December 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this new procedure;

•

In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of our ADSs and ordinary shares, or the listing and trading of our ADSs on the New York Stock Exchange; and

•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

However, if the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders and beneficial owners to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to the local SAFE branches.

We have already urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares and holders of our restricted share units (also known as nonvested ordinary shares) are PRC residents, thus are required to make relevant registrations with the SAFE. The failure or inability of our PRC resident shareholders, holders of restricted share units, beneficial owners or optionholders to make any required registrations or comply with other requirements may subject such shareholders, holders of restricted share units, beneficial owners or optionholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiary, VanceInfo Beijing, limit VanceInfo Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

New labour laws in the PRC may adversely affect our results of operations.

As of April 30, 2008, we had approximately 4,100 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC (the “New Labour Law”) which became effective on January 1, 2008.

The New Labour Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the New Labor Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

Risks Related to Our Shares and ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 11, 2007, the first day on which our ADSs were listed on NYSE, until May 31, 2008, the trading price of our ADSs has ranged from US$13.98 to US$4.90 per ADS and the closing sale price on May 31 , 2008 was US$12.02 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the IT services industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general market conditions or other developments affecting us or our industry.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this report, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. The depositary may, but is not required to, sell such undistributed rights to third parties in this situation. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the NYSE, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in 1995 through Wensi Chuangyi, a limited liability company established in China. In 1999 and 2002, two subsidiaries of Wensi Chuangyi, Shanghai Wensi Chuangyi Technology Co., Ltd., or Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi Technology Co., Ltd., or Wuhan Wensi Chuangyi, were incorporated in China as part of the expansion of our IT services businesses.

Our holding company, VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, we formed VanceInfo Beijing, a wholly owned subsidiary of VanceInfo, in China. In August 2004, VanceInfo Beijing acquired the IT services business and related assets of Wensi Chuangyi, including those of Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands.

In June and July 2004, we issued an aggregate of 100,000 ordinary shares to Inno Global Technology Limited, Team Dragon International Limited and Button Software Ltd. for US$3.0 million.

In March 2005, we issued in a private placement an aggregate of 7,175,000 shares of Series A preferred shares to LC Fund II, DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Harper Capital for US$7.0 million and certain finance consulting services provided by a shareholder of Harper Capital.

In May 2006, we issued in a private placement an aggregate of 2,990,000 shares of Series B-1 preferred shares and 6,380,188 shares of Series B-2 preferred shares together with certain warrants to acquire Series B-3 preferred shares to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund, LC Fund II, DCM IV, L.P., and DCM Affiliates Fund IV, L.P. The proceeds we received from this private placement were US$25.1 million.

Since 2005, we have acquired a number of businesses in China. The following are our recent acquisitions:

•	In September 2005, we acquired the international business division of SureKAM, a software development outsourcing service provider.

•	In December 2005, we acquired the IT services business of Envisys System Co., Ltd., or Envisys.

•

In September 2006, we acquired 100% of the equity interest in Prosoft, an IT service provider primarily focusing on R&D services, from Shenzhen Yun Gong Investment Co., Ltd., Ms. Hong Zhang, Mr. Wei Chen, Mr. Li Ma and Ms. Lin Zhao.

•	In December 2006, we acquired the IT services business of Beijing SunBridges Technologies Development Co., Ltd., or SunBridges.

•	In March 2007, we acquired ITC, an IT service provider primarily focusing on R&D services, from Mr. Hao Yu and Mr. Wei Wei.

•	In March 2007, we entered into certain contractual arrangements with Megainfo through which we gained effective control over the operations of Megainfo.

•

In May 2007, we acquired a 75% equity interest in Shanghai Solutions, an IT service provider primarily focusing on ADM services, from Mr. Jilun Zhang and Mr. Rongbin Shi. In April 2008, we further acquired a 10% equity interest in Shanghai Solutions from NEC System Technologies Ltd., a Japanese company.

•	In May 2007, we acquired an additional 48.99% of the equity interest of VanceInfo Japan, from Mr. Jinsong Tang.

•	In July 2007, we acquired Chosen, an IT service provider primarily focusing on SAP consulting and implementation services, from Mr. Gang Li, Mr. Tong Liu and Mr. Bin Huang.

•	In April 2008, we acquired a team of engineers from Shenzhen Createam Software Development Co., Ltd., a small-sized supplier to Huawei Technologies, one of our major clients.

We sold out 100% equity interest of ITC in February 2008 after integrating its business and employees. In December 2007, we completed our initial public offering and trading of our ADSs on the New York Stock Exchange. Our principal executive offices are located at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China. Our telephone number at this address is +86(10) 8282-5266. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are an IT service provider and one of the leading offshore software development companies in China. We ranked the No. one Chinese offshore software development service provider for the North American and European markets as measured by 2007 revenues, according to IDC. Our comprehensive range of IT services includes R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution.

We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With over 3,600 professionals as of April 30, 2008, we operate a number of CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across China.

Our major clients include Citi, IBM, Microsoft and TIBCO. The number of our clients increased significantly from 66 for 2004 to 205 for 2007. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships.

In recent years, we have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2005, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$8.2 million in 2004 to US$62.7 million in 2007, representing a compound annual growth rate, or CAGR, of 97.3%. Our net income grew from US$1.1 million to US$9.6 million over the same period, representing a CAGR of 104.3%.

Service Lines

We categorize our service lines into R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization, which we develop in response to client requirements and technology life cycles.

Set forth below is our net revenues breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	(in US$ thousands, except for percentages)
R&D services	9,178	59.3%	18,266	62.9%	36,013	57.4%
Enterprise solutions	239	1.5	2,163	7.4	8,748	14.0
ADM	1,643	10.6	2,328	8.1	9,348	14.9
Quality assurance and testing	1,734	11.2	3,208	11.0	4,719	7.5
Globalization and localization	2,687	17.4	3,086	10.6	3,886	6.2

Total net revenues	15,481	100.0%	29,051	100.0%	62,714	100.0%

We are capable of offering each of our service lines to clients in a variety of industries, including the technology, telecommunications, financial services, manufacturing, retail and distribution industries.

Research and Development Services

We provide product development services for software systems that are implemented in computers and embedded systems. We typically market these services to the chief technology officers, engineering vice presidents or outsourcing project heads of technology product development companies, ranging from independent software vendors to telecommunications equipment developers.

We have accumulated a variety of skill sets from over ten years of experience in the outsourced development of computer software and hardware products. We provide R&D services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.

We develop various software products, including middlewares, Internet protocols and other software. We also focus on embedded software technologies that involve the design and development of software solutions embedded in the hardware of a particular device. In addition, we provide cost-effective testing services to help technology product development companies improve their hardware and software. Our research and development resources allow us to serve clients that seek highly skilled product development services, including services for their core technologies. Our timely delivery capabilities help our clients to gain a time-to-market advantage during their product development process. We also employ advanced processes and tools to ensure a high level of protection of clients’ intellectual property.

The following case studies describe the R&D services we provide to three of our clients:

TIBCO (a Nasdaq-listed software company with over 3,000 customers and offices in 40 countries)

Client’s Project Requirements. TIBCO, which we have served since 2005, sought to improve the operating efficiency, price competitiveness and time-to-market of its core products to remain competitive. To achieve its goals, TIBCO sought to lower its software research and development costs through outsourcing. TIBCO chose us as a partner to assist with the full development cycle of several of its product lines. One such product line was TIBCO’s B2B suite, which is a standards-based business-to-business integration platform for secure transmission of business documents and messages among disparate partner systems.

Our Solutions. Our team worked closely with the managers and engineers at TIBCO’s global headquarters to understand the client’s requirements, which included the development of several new B2B protocols. We performed extensive studies and analyses to meet the following technical requirements of TIBCO’s B2B suite project:

•	understanding of leading industry standard B2B protocols;

•	Extensible Markup Language, or XML, processing and parsing;

•	security and authentication based on product key infrastructure, or PKI platform;

•	TIBCO infrastructure products; and

•	Java language for platform independence.

During the course of the B2B suite project, our TIBCO CDC actively worked in every key aspect of the structuring and formation of the B2B platform, including framework design, concrete coding, quality assurance and testing, and particularly, the documentation of the development process, which enables TIBCO to access critical know-how for the buildup of the B2B platform in the future and thus enhances the operation efficiency of the platform. The new product was released in January 2007, and is now widely used by TIBCO’s customers.

Current Relationship with Client. We have been involved in the ongoing enhancement of over 30 products across all areas of research and development at TIBCO.

We have a team of approximately 20 professionals dedicated to the B2B suite project. Following the release of the new version of the B2B suite, our B2B team continues to play a significant role in building up additional B2B protocols. Additionally, due to our experience working with TIBCO products, we have also had the opportunity to work on additional professional services for local TIBCO customers under separately billed assignments.

A Fortune 100 multinational software company

Client’s Project Requirements. The software company is mainly engaged in operating system development for personal computers. Application compatibility is typically a critical concern for personal computer users when upgrading to a new version of an operating system, and may significantly affect this client’s sales performance.

In a recent important release, this client needed to develop a software component and conduct extensive testing to ensure applications under the older version operating system would be compatible with the new version. It decided to appoint an independent service provider for this specific issue due to a tight schedule and budget concerns. The task required not only in-depth knowledge of both the old and new versions of this operating system, but also rich experience in software development and testing work.

Our Solutions. We assembled a highly qualified and experienced development and testing team, and dispatched them to the client’s premises to work closely with its development personnel. During the four-month development process, our professionals designed various transition programs of the software component for over 80 types of applications, and automated over 70 tests covering approximately 160 Application Programming Interfaces, or APIs. Our understanding of the two versions of the operating system, know-how across development and testing processes, and outstanding communications and coordination capabilities enabled us to deliver the work on time, facilitating the client’s successful launch of the upgraded operating system.

Current Relationship with Client. We were one of the first Chinese service providers to help this software company resolve such a technically challenging and strategically important issue. Since then, we have been involved in a wide range of R&D services for this client on over 100 projects. Currently, we are one of the largest Chinese service providers working with this software company in terms of revenues and number of dedicated professionals. Meanwhile, we have been appointed by this client for more technically challenging projects such as developing operating systems on various embedded devices.

Huawei (a leading Chinese telecommunications equipment manufacturer with over 61,000 employees)

Client’s Project Requirements. In 2004, Huawei appointed us to develop label switch protocol management system, or LSPM, version 1.0, for network management of Internet communications. As Huawei’s customers, who are mainly telecommunications carriers, were in urgent need of this system, we were required to deliver LSPM version 1.0 within a tight timeframe.

Our Solutions. We assembled a project team consisting of an experienced project manager and 10 professionals, each with a background in the telecommunications industry, to facilitate our completion of this project within the required deadline. Since LSPM was designed for the provision of an integrated platform for all network switch elements, our team devoted extensive efforts to making the system compatible with switch equipment manufactured by various vendors. Our LSPM version 1.0 also provides Huawei’s customers with a user-friendly interface to efficiently manage network communications and shorten their response time to telecommunication service subscribers. In addition, we adhered to high standards of quality control, risk management and progress control in performing our work for this project.

Current Relationship with Client. Historically, Huawei was reluctant to outsource software development due to quality concerns. Recognizing the quality of our services for LSPM version 1.0, Huawei further engaged us to develop LSPM version 2.0 and version 3.0 under subsequently negotiated assignments, which had a project scale much larger than that of version 1.0. Currently, we are one of the major R&D service providers of Huawei.

Enterprise Solutions

We provide clients with a full spectrum of services in enterprise solutions, including enterprise resource planning, or ERP, customer relationship management, or CRM, supply chain management, enterprise application integration, or EAI, and system support and maintenance. We provide implementation and maintenance services for major enterprise resource planning systems, including SAP, Siebel, Peoplesoft, JD Edwards, Microsoft Dynamics and Oracle E-Business Suite. We provide comprehensive management and ongoing optimization of customer enterprise solutions. Our offerings, which are usually billed separately on a time-and-material basis, include:

•	packaged evaluation and selection;

•	packaged implementation;

•	customization;

•	regional rollout;

•	enhancement, maintenance and product support;

•	version upgrades; and

•	business intelligence/data warehouse, or BI/DW.

Our enterprise solutions are intended to help our clients focus on their core competencies and significantly reduce the clients’ expenses by taking advantage of our IT expertise. We focus on providing customized enterprise implementation that is both innovative and seamless, offering clients cost-effective solutions for consistent results.

The following case studies describe the enterprise solutions services we provide to two of our clients:

A Fortune 100 company in the wireless and broadband communications business

Client’s Project Requirements. Facing intense competition from other industry players, the communications company was under pressure to improve the efficiency and effectiveness of its channel management. The Mobile Devices Business Unit of the communications company intended to introduce a system based on the Siebel platform with the following defined targets:

•	accurate sales forecast by model and retail shop;

•	operation performance evaluation by volume and profitability by retail shops; and

•	sales and competition analysis to outline promotion and incentive plan.

Our Solutions. We have worked closely with the communications company’s other service providers on this project since February 2006. Our team actively participated in the full life cycle of Siebel implementation from business requirements analysis, system design analysis, system structuring, implementation, testing, release to production, post production support and post-production change requests and enhancements and operation. As of September 30, 2007, we had devoted over 250 man-months to this project. We performed extensive studies and interviews to better understand the client’s specific needs and designed solutions by tailoring the Siebel system to meet the client’s business needs and technical requirements. Since the launch of the system, the communications company has significantly improved its retail channel management.

Current Relationship with Client. Following the operation of the above project, we continue to provide supporting services for the client’s system on an on-going basis under separately billed assignments. We are also responsible for the installation and maintenance of the system under various operating environments.

Furthermore, this client chose us to be one of its preferred service providers in Siebel implementation.

Adidas (a world leading sportswear and sports equipment manufacturer with over 26,000 employees)

Client’s Project Requirements. Adidas, which we have served since 2006, needed assistance in implementing a system to handle and analyze data from the following sources:

•	thousands of franchised stores across China;

•	a growing number of wholly-owned outlets; and

•	entities previously owned by Reebok which Adidas acquired.

In late 2006, Adidas appointed us to deliver a DW/BI solution to efficiently store, manage and utilize its business data.

Our Solutions. In early 2007, we began developing a Cognos based DW/BI solution capable of helping Adidas to achieve its goal of improving its supply chain and financial management framework. We designed and implemented a DW/BI solution to extract data from Adidas’s SAP system, transfer such data to Microsoft Structured Query Language, or SQL, server pre-staging database, and load the data into a data warehouse in an expedient and cost effective manner. The team then generated standard reports and online analytical processing, or OLAP, to fulfill the demands of Adidas’s key users and data analysts. We conducted the requirement collection process by analyzing business processes and performing comprehensive tests to ensure that the system conformity and performance standards were met. Recently, we have also been requested to provide post-production support under separately billed assignments to ensure stable operation of the data warehouse and function as a helpdesk to support the ongoing changes in user data requirements.

Current Relationship with Client. As our relationship with Adidas evolves, we have accumulated extensive knowledge of Adidas’s IT systems. We have successfully expanded our services to Adidas, such as phased data warehouse construction, Cognos reports/cube development, and post-production support. Our Adidas team is comprised of 12 engineers dedicated to working on various Adidas projects. As of April 30, 2008, the team had devoted over 100 man-months to data warehouse design, data integration from SAP, and BI platform construction for Adidas. We intend to continually leverage our understanding of Adidas and its IT systems to provide more support and solutions for this client in the future under separately billed assignments.

Application Development and Maintenance

We design, develop and implement software solutions to meet a variety of client requirements. We also provide maintenance services for large software systems, which may include modifications and enhancements to the system and product support. Unlike our R&D services that target research and development spending by technology product development companies, our ADM services target our clients’ other IT spending, which is generally controlled by their chief information officers. We perform application design, programming, testing and maintenance either in our delivery offices or at our clients’ sites. Our projects include new development and significant functional enhancements to existing software applications. We have developed expertise in mainframe, customer-server, Internet and mobile software technologies and on emerging platforms such as Windows series, Linux, Unix, IBM Mainframe and Symbian. Our major programming language tools include C/C++, Java/J2EE/J2ME, JSP and .NET.

We offer a wide spectrum of ADM services to our clients, designed to help them manage their IT outsourcing spending. The following case study describes the ADM services we provide to one of our clients:

NEC System (a subsidiary of NEC Corporation, a multinational technology company headquartered in Japan with operations in over 40 countries)

Client’s Project Requirements. NEC System positions itself as a key supplier of application solutions to governments, telecommunications carriers and enterprises and has built up its core competencies in this sector. Facing intensive competition from other industry players, declining project prices and climbing labor costs, as well as customers’ constantly changing demands and increasing requests for customization, NEC System decided to outsource development work to lower-cost locations, such as China. However, NEC System has always had concerns about outsourcing, particularly in the following aspects:

•	quality assurance, which is critical for NEC System to serve its customers in Japan;

•	on-time delivery; and

•	understanding the demands of end users.

Our Solutions. Shanghai Solutions, which we acquired in 2007, built up a team to assist NEC System in 2002. Currently, we maintain a dedicated development team of over 100 engineers for NEC System. Our strict cost control, project management experience and economies of scale brought cost advantages to NEC System in the Japanese market. To meet the quality requirements of NEC System’s customers, we designed a set of development processes and a quality control system which meet NEC System’s own standards. We have also strengthened NEC System’s confidence in our quality control through stringent internal inspection and continual improvements. Through our real-time Web-based monitoring and communications system, we are able to control the work progress and better understand the demand and feedback from NEC System and its customers. In addition, our in-depth industry expertise has enabled NEC System to better serve its customers in a short timeframe.

Current Relationship with Client. We set up a WEB Application System Development Center in Shanghai for NEC System with approximately 150 engineers, and have devoted over 100 man-months for NEC System’s projects every month. Our partnership with NEC System has enabled it to sustain a competitive position in the Japanese market. For instance, due to our delivery capability, NEC System won a project of 1,500 man-months from COREPLUS, lasting from 2004 to 2007.

In addition, NEC System is currently a minority shareholder of us, which further solidifies the strategic partnership between NEC System and us.

Quality Assurance and Testing

Businesses rely on quality assurance and testing to reduce defects and enhance IT applications. As testing is relatively independent from the development process, many clients outsource testing to third-party service providers, which also mitigates conflicts of interest faced by their internal testing department and enhances the neutrality and accuracy of testing. Our testing services help clients successfully and cost-effectively realize their goals. Our advanced testing skills, cost-effective testing approaches, and proven testing methodologies help clients improve their hardware and software.

We offer customized and automated testing practices according to clients’ business needs, including functional testing, globalization and localization testing, automation testing, performance testing, remote testing and test process consulting. Our testing engineers are well trained in several test management tools such as Performance Studio, WinRunner/LoadRunner and TestDirector.

The following case study describes the quality assurance and testing services we provide to one of our clients:

A Fortune 100 financial services company

Client’s Project Requirements. In 2006, a European subsidiary of the financial services company decided to adopt a new system to manage its banking businesses ranging from retail banking, credit cards to capital markets services. Due to the complexity of the project and its importance to our client’s business, rigorous tests must be conducted before the launch of this new system. The client required that the service provider have:

•	extensive experience in testing;

•	solid knowledge of financial services industry practice;

•	clear understanding of relevant local regulations; and

•	cost effective and timely delivery capabilities.

Our Solutions. We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client’s projects. For this specific testing project, we formulated a comprehensive testing plan together with the client’s software developers. We deployed, on short notice, a dedicated testing team of over 100 engineers. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project is proceeding smoothly and is expected to be completed in 2008.

Current Relationship with Client. Since 2006, we have also been retained by the client’s Asia-Pacific research headquarters and other branches for various testing projects under separately billed assignments.

Globalization and Localization

We started our business in 1995 by offering globalization and localization services to help clients penetrate local markets. We also started our engagement for several of our key clients, such as IBM, by providing quality globalization and localization services. Our globalization and localization services consist of a multi-step process to create the specific language versions of our clients’ software and hardware, including software applications, printed documents, communications materials, website contents, desktop publishing, E-learning and training content. Our globalization and localization services are generally billed on a time-and-material basis. Our customized solutions include:

•	software and content localization;

•	localization engineering;

•	localization testing;

•	internationalization engineering; and

•	internationalization testing.

We provide these services to meet our clients’ cultural, linguistic, legal, technical and marketing requirements in a specific country or region. Currently, we provide high-quality globalization and localization services at significant cost savings and offer translation services into over 35 languages, including English, simplified Chinese, traditional Chinese, Japanese and Korean. Our superior project management capability enables us to maintain long-term relationships with our clients as they generally continue to work with us for upgraded versions or updates of existing products, under separately negotiated and billed contracts or SOWs entered into subsequently.

The following case studies describe the globalization and localization services we provide to two of our clients:

A Fortune 100 international information technology company

Client’s Project Requirements. In 1998, the information technology company decided to release an upgraded version of its enterprise solution product which enables customers to better manage their infrastructure operations and IT processes, in the Asian market. The information technology company required that the upgraded enterprise solution product with all of its new features be translated into multi-linguistic versions, and all testing work be completed to ensure the stability and suitability of these versions. This project required not only globalization and localization expertise, but also deep understanding of the structure and features of the enterprise solution product. In addition, the information technology company targeted to release qualified local versions in Asia within a very short lead time.

Our Solutions. As a major testing vendor for the enterprise solution product of this information technology company, we had accumulated in-depth knowledge and experience with respect to its enterprise solution product. We set up a team consisting of localization and testing experts to provide one-stop-shop services to the information technology company, from translation, desktop publishing in Simplified Chinese, English, Japanese, Korean and other languages, to localization testing and localization engineering. In particular, by leveraging our project management experience, we designated a senior project manager to control the working process, coordinate different service stages and plan an elaborate timetable in order to shorten the overall turnaround time. Within the planned budget, our localization services achieved quality delivery of the enterprise solution product localized versions in a timely manner.

Current Relationship with Client. As one of this leading information technology company’s earliest localization vendors, we have maintained a long-term relationship with this client for its different product lines. We have a team of dedicated professionals in the client’s localization team each year, providing localization, engineering, and translation verification testing services. In addition, we provide a full-spectrum of services, including quality assurance and testing, software development and enterprise solutions.

A Chinese subsidiary of one of the largest global enterprise software providers

Client’s Project Requirements. The client believed that a truly global enterprise software company should have a presence in every country and decided to expand their business to Asia, especially China. In order to attract local Chinese customers and successfully penetrate the Chinese market, the client sought to develop Chinese versions of its products, including user interface applications, user manuals and related content.

Our Solutions. We established a highly qualified in-house engineering team dedicated to the client’s localization project. Our team worked closely with engineers and business managers of the client to obtain first-hand information from end users, which helped us to better understand end users’ behavior patterns and provided us the basis to structure and customize user interface applications and improve user manuals. Following the completion of the user interface application construction, we also designed test plans and implemented the test cases/scenarios to monitor and ensure the functionality and compatibility of the localizations and customizations. We performed extensive analysis and were able to meet the following requirements of the client:

•	domain expertise and technical sophistication to handle complex enterprise applications;

•	understanding of Chinese culture and end users’ behavior and habit;

•	resource management capacity to meet the tight schedule and minimize risks; and

•	lower costs compared to existing service providers in the United States.

Current Relationship with Client. Our capability to respond to the fast-changing market on short notice and our user-friendly interface applications contributed to the success of the client’s development strategy in China.

We have had a dedicated localization team for the client with approximately 50 localization professionals each year. Most of them have been serving the client on localization testing and engineering since 2001. We now provide a full range of localization services for multiple enterprise solutions for the client in Asia.

Our successful partnership with the client extends beyond localization services. In 2004, the client chose us as its sole partner in China to set up a CDC for the client. Currently, the client’s CDC, along with our localization service team provides ongoing testing services, enterprise solution customization and localization services to the client. We bill such services on a time-and-material basis. Our comprehensive services helped the client to enhance its enterprise solution capabilities in China.

Delivery of Our Services

In addition to providing services from our facilities, we offer our clients flexible delivery alternatives through our CDCs and through onsite teams operating on our clients’ premises.

CDCs

We currently operate a number of CDCs with dedicated project teams and facilities designed to tailoring solutions for individual clients. The professionals in our CDCs work with clients to develop and deliver business operational improvements with the goal of achieving higher performance at lower costs. We typically lease premises, purchase or lease relevant equipment and facilities, in some cases reimbursed by our clients, and hire engineering professionals as required by our clients. All of our CDCs have high-speed broadband connections to the clients’ facilities via dedicated lines. Our CDCs employ advanced technology and process-based methods to ensure a high level of security. The intellectual property rights in relation to the software products we develop for our clients are generally owned by our clients. These approaches successfully address our clients’ concerns in terms of security and intellectual property protection when selecting outsourcing service providers. The resources committed to our clients at our various CDCs also help to inspire our clients’ confidence in our competencies and capabilities, thus enhancing customer loyalty.

The following table sets forth certain information as of April 30, 2008, for our CDCs operated for the three largest clients of our CDC services based on our net revenues for 2007:

Client	Location	Time of Establishment	Service Lines	Leased Office Area In Square Meters
Citibank	Shanghai	May 2004	Testing	1,503
TIBCO	Beijing	October 2005	R&D services	2,563
Microsoft	Beijing	May 2006	R&D services	1,072
	Shanghai	June 2006	R&D services	1,339
	Shanghai	February 2007	R&D services	1,726

CDCs comprise an important platform for China-based IT services companies, like us, to deliver their services.

To address clients’ concerns with respect to security and intellectual property rights, IT services companies generally grant clients an option to acquire their CDCs, which options we believe are rarely exercised due to cost and other considerations associated with changing the operators of CDCs. We believe that the transfer fees agreed between our clients and us for our clients to acquire our CDCs are generally no less than the carrying value of our assets in the relevant CDCs.

The following case study describes our relationship with one of our CDC clients.

TIBCO

We first offered CDC services to TIBCO after it migrated certain research and development work from India to us in October 2005.

Our TIBCO CDC is located on leased premises and is equipped with 200 computers and ancillary equipment and furniture. The CDC is connected to TIBCO’s facilities through a dedicated virtual private network, or VPN. The intellectual property rights in relation to the software products we develop for TIBCO are owned by TIBCO. We have deployed advanced technology and process-based methods to ensure a consistently high level of security. We have granted an option to TIBCO to acquire this CDC, including the facilities, employment relationships with our professionals working in the CDC and certain operating relationships such as the lease for the premises, in consideration of an agreed transfer fee.

We believe our in-depth experience in developing TIBCO products via our CDC and our commitment to real- time response have played an important role in TIBCO’s marketing efforts. In 2006, we successfully helped TIBCO win several important bids. Furthermore, our presence in major Chinese cities and our deep understanding of the Chinese culture and the local market dynamics help us provide prompt technical support to TIBCO’s Chinese sales force. For instance, we assisted TIBCO in successfully securing two Chinese banking customers in 2007. Our dedicated professional team for TIBCO in China does not face the distance, time and cultural differences encountered by TIBCO’s U.S. team with its Asian customers. We believe that our participation in TIBCO’s sales and marketing activities presents new opportunities to further develop our relationship, and will contribute to our revenue growth while creating additional value for TIBCO.

We have maintained a high-quality research and development team of professionals for TIBCO, all of whom hold undergraduate and graduate degrees, with approximately 19% of them having completed part or all of their education in the United States, Europe, Australia or Singapore. Our TIBCO team’s attrition rate was only 6% and 10% in 2006 and 2007, respectively. The quality educational background and low attrition rate of our team ensure continuity in our institutionalized knowledge and experience from cooperation with TIBCO.

Onsite Teams

Some clients require the presence of our project teams on their or their customers’ premises. We maintain a certain portion of our professionals on our clients’ or their customers’ premises, in order to ensure optimal collaboration and close interaction between the clients’ teams and our project team and to provide a comprehensive range of IT services that meet our clients’ expectations. For clients to whom we provide CDC services such as TIBCO, we usually rotate 6% to 15% of our project team members to our clients’ sites. In other cases, a higher proportion of our professionals may work onsite based on the confidentiality and technical requirements of our clients.

Quality and Process Management

We have invested heavily in the customization and application of the VanceInfo Technical Delivery Platform, or VTDP, incorporating a technical process management system developed by Digite, a leading provider of collaborative enterprise application software for process and portfolio management. We broadly apply VTDP in our services in various industries to streamline our delivery process and project management. On this platform, we are able to define various project processes, monitor the project schedule and workforce allocation, and improve our requirements management, testing management, defect management, risk management and resource management. We believe our VTDP has greatly improved our global delivery capability, process maturity and timely decision-making.

We typically follow the standard process requested by our clients and have devoted substantial efforts to obtaining certification under certain generally recognized quality control systems. We are ISO 9001 certified. In September 2006, our IT engineering process received a Level-Three assessment under the Capability Maturity Model Integration, or CMMI, an industry recognized rating system for systems engineering developed by Carnegie Mellon University. We are in process of assessment and expect to receive a Level-Five assessment, the highest attainable certification, in 2008.

Sales and Marketing

Our sales and marketing strategy seeks to increase clients’ awareness of our service lines, generate new and repeat business from target clients, promote client loyalty and enhance brand recognition. We promote our services directly through our business development, or BD, team. Members of our executive management team are also actively involved in managing key client relationships through targeted interaction with our clients’ senior management. We also assign midlevel managers with service line expertise to assist our BD team in exploring business opportunities.

Sales and Marketing Organization. As of April 30, 2008, our BD team consisted of 48 full-time sales personnel, including 42 sales managers, each of whom is responsible for a designated sales region. We have sales offices in major cities in China and in Silicon Valley, Seattle, New York, Tokyo and Hong Kong. We plan to enhance our sales efforts by recruiting more sales professionals and setting up additional sales offices overseas.

New Business Development. We use a cross-functional, integrated sales approach under which our executives, sales personnel and midlevel management analyze potential projects and collaboratively develop strategies to promote our expertise to potential clients. This approach allows for a smooth transition to execution once a sale is secured. For larger projects, we typically bid against other IT service providers in response to requests for proposals. Clients often cite the following as reasons for awarding us contracts: our flexible delivery model, comprehensive outsourcing services, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, strong track record and competitive pricing. In addition, client referrals and cross-selling provide objective validation of our competitive strengths. We often gain new business opportunities through referrals from existing clients to new clients or the different departments of our existing clients.

Enhancing Brand Visibility. We also devote substantial efforts to public relations, attendance at global exhibitions and conferences, governmental relations and advertising. For example, we attend various forums organized in the United States, including the China Outsourcing Summit hosted by Gartner and the Global Technology Conference organized by Oracle in 2006. We have also taken part in various annual exhibitions held in major cities across China. We believe our marketing team’s efforts have enhanced our company’s corporate image and brand name.

Our Clients

Our clients include large corporations headquartered in the United States, Europe, Japan and China. We have a strong market share of U.S. and European corporations operating in China and have a growing presence in Japan. The number of our clients increased significantly from 66 for 2004 to 205 for 2007.

The following table sets forth our net revenues by geographic breakdown for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007
	(in $ thousands, except percentages)
United States(1)	13,325	86.1%	24,717	85.1%	43,153	68.8%
Europe(1)	337	2.2	714	2.5	6,284	10.0
Japan(1)	1,040	6.7	1,548	5.3	5,828	9.3
China(1)	718	4.6	2,065	7.1	7,329	11.7
Others	61	0.4	7	0.0	120	0.2

Total net revenues	15,481	100.0%	29,051	100.0%	62,714	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2005 and 2006. In 2007, each of these clients accounted for over 10% of our net revenues. In the aggregate, these two clients accounted for approximately 57.8%, 53.1% and 34.6% of our net revenues for the years ended December 31, 2005 and 2006 and 2007, respectively. The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

We typically enter into MSAs with our clients, which are either renewable for successive one-year periods, or have no fixed terms. These agreements typically stipulate our general responsibilities and obligations, the service quality standard, a confidentiality undertaking and the ownership of intellectual property rights. The MSAs are not commitments to purchase our services, and generally may be terminated without cause on short notice or when there are no outstanding SOWs under them.

For each specific project, clients place service orders with us from time to time through SOWs. We usually bill our clients a time-based fee or a fixed price according to clients’ requirements and our negotiations with clients. Our SOWs with Microsoft mainly describe our work scope and specifications, the performance and acceptance criteria, the delivery schedule and price and payment terms. Similarly, our SOWs with IBM typically describe our work scope, the delivery schedule, the acceptance methods, quality schedules, and price and payment terms. Under the SOWs, IBM has the right to audit our charges and invoices and to inspect our performances. Our clients typically have a right to terminate their SOWs on short notice without any cancellation charge.

Competition

The offshore IT services market is highly competitive. Competition in the offshore IT services market depends in large part on industry experience, quality of the services offered, reputation, marketing and selling skills as well as price. No single participant or group of participants dominates the entire market or any of the segments, and we expect competition to intensify. We compete in the offshore IT services market primarily with:

•	Chinese IT services companies, such as Achievo, Chinasoft International, DHC, Hisoft, Neusoft and SinoCom;

•	Indian IT services companies, such as Cognizant, HCL, Infosys, Satyam, Symphony, TCS and Wipro; and

•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as the Southeast Asia, Latin America and Eastern Europe.

Our international competitors are either setting up operations in China or are increasing their presence in China as offshore operations in China are increasingly becoming an important element of their delivery strategy. This has resulted in increased employee attrition among Chinese IT service providers and increased wage pressure to retain IT service professionals. We believe, however, that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients’ core corporate strategies. We have, therefore, built our competitive position primarily on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, manage and maintain key customer relationships, continually monitor and improve our delivery excellence and attract and retain highly skilled professionals.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of domain name, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have proprietary know-how in software development and testing methodologies. We are in the process of registering our trademarks, “VANCEINFO” and We have registered our domain names, www.vanceinfo.com, www.vanceinfo.net, www.vanceinfo.com.cn, www.vanceinfo.net.cn and www.vanceinfo.cn. Our subsidiary, Shanghai Solutions, has also registered its domain name, www.solutions.sh.

We require our employees and subcontractors to enter into non-disclosure agreements to limit access to and distribution of our clients’ proprietary and confidential information as well as our own. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. However, our clients usually own the intellectual property rights in the software we develop for them. We are responsible to our clients for complying with certain security obligations, including maintaining network security, backing-up data and maintaining a virus free network. We cannot assure you that we will be able to comply with all such obligations without incurring any liabilities.

In addition, the terms of our contracts with clients often impose particular confidentiality and security standards. We have established a system of security measures to protect our computer systems from security breaches and computer viruses. We have employed advanced technology and process-based methods to ensure a high level of security, such as clustered and multi-level firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We use encryption techniques as required.

We control and limit access to client-specific project areas, particularly at our CDCs.

We previously conducted business under the trade name “WORKSOFT” and used “WORKSOFT” in our subsidiaries’ company names. In January 2007, we were informed by Worksoft Inc., a U.S. software developer, that it has registered the trademark “WORKSOFT” in the United States. After communications, we decided to use a new business name, and Worksoft Inc. agreed to give us a 10-month period from July 2007 for transitioning to the new name. We have changed our subsidiaries’ company names and our trade name to “VanceInfo” accordingly.

Technology, Facilities and Infrastructure

A key component of our global delivery model is the telecommunications linkage between client sites and our sites and among our various sites in China and overseas. We have designed a high-quality, scalable and secure network architecture that provides client connectivity, CDC connectivity and broadband connectivity. This network provides seamless access and uses high capability networks and advanced routing protocols for redundancy. Although we rely on third parties such as telecommunications providers and Internet service providers to provide such services, we ensure that we have multiple service providers using multiple routes and media to attain high levels of redundancy, availability and performance.

Our clients operate in multiple jurisdictions and have a variety of voice and data systems. Our in-house solution architecture team has the capability to understand and integrate our clients’ voice and data networks with our networks, support procedures, security environment and reporting procedures to create a homogeneous environment for consistent service delivery.

We have a technology operations team which provides IT support to our employees to ensure that our employees face minimal loss in time and efficiency in their work processes. In addition, we have an enterprise wide “Centralized Service Desk” where our employees can log their requests or report any malfunctions.

Government Regulations

Information Service Industry Regulations

On June 24, 2000, the State Council promulgated the Certain Policies in Encouraging the Development of Software and Integrated Circuit Industry (the “Encouraging Policy”) to promote the development of the software and integrated circuit industries in China. Pursuant to the Encouraging Policy, the software enterprises in China are entitled to preferential treatment, including financing support, tax preferential treatment, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from EIT for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. A key software enterprise under the State plan is entitled to a 10% EIT. All of the above qualifications are subject to an annual assessment by the relevant government authority in China. Enterprises which fail to meet the annual examination standards are not entitled to the favorable EIT treatments.

On October 16, 2000, the Ministry of Information Industry, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation promulgated the Certifying Standards and Administration Measures for Software Enterprises (Trial Implementation) (the “Certifying Standards”). The Certifying Standards further elaborated the provisions of the Encouraging Policy by establishing the specific standards and procedures for the recognition and annual assessment of software enterprises.

Shanghai Solutions, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and has been subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai Solutions was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% income tax rate in 2007.

On January 4, 2001, the Ministry of Foreign Trade and Economic Cooperation, Ministry of Information Industry, State Administration of Taxation, General Administration of Customs, State Administration of Foreign Exchange and the State Statistics Bureau promulgated the Circular Concerning Relevant Issues about Software

Export (the “Circular”). Pursuant to the Circular, enterprises exporting software are entitled to preferential treatment including governmental financial support, preferential interest rate of export credit and tax preferential treatment.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered our Wensi Load management system and Octiga distribution resource management system with the State Copyright Bureau Beijing Branch. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of 10 years to registered trademarks. We have filed trademark applications for our trademarks, “VANCEINFO” and with the Trademark Office of the SAIC. The registrations for thes3e trademarks have not been completed and according to the PRC law, and thus we do not enjoy proprietary right to these trademarks.

Tax

See Item 5, “Operating and Financial Review and Prospects—Taxes—PRC Enterprises Income Tax, or EIT, and PRC Business Tax.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under the regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE is obtained.

In addition, any loans to our operating subsidiaries in China, each a foreign invested enterprise, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Future dividend distributions by VanceInfo Beijing to our company are subject to these regulations.

Notice 75. On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with their local SAFE branch by March 31, 2006. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.

Certain of the holders of options to purchase our ordinary shares and holders of restricted share units are PRC residents. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this new procedure;

•

In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange; and

•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

C. Organizational Structure

The following diagram illustrates our corporate structure:

(1)	VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, 100% owned by VanceInfo.

(2)	Beijing Prosoft Technology Co., Ltd., or Prosoft, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(3)	Shanghai Megainfo Tech Co., Ltd., or Megainfo, a Chinese limited liability company, 100% owned by Mr. Ming Zhao. VanceInfo Beijing has entered into contractual arrangements with Megainfo and Mr. Ming Zhao through which, we have the ability to effectively control Megainfo’s daily operations and financial affairs, appoint senior executives and approve all matters subject to shareholders’ approval and receive substantially all the economic benefits of Megainfo. See “Related Party Transactions” for a description of these contractual arrangements. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Megainfo and Megainfo is a variable interest entity, or VIE, of our company under U.S. GAAP.

(4)	Shanghai Solutions Software Co., Ltd., or Shanghai Solutions, a Chinese limited liability company, 85% owned by VanceInfo Beijing, 10% owned by Mr. Jilun Zhang, a Chinese citizen, and 5% owned by Mr. Rongbin Shi, a Chinese citizen.

(5)	Vancelnfo Japan Inc., formerly named Worksoft Japan Inc., has 1,400,000 outstanding shares, with 1,399,900 shares owned by VanceInfo, 100 shares owned by Mr. Xiaolai Wang, a Chinese citizen.

(6)	VanceInfo Technologies Inc., formerly named Worksoft Creative Software Technology Inc., a corporation incorporated under the laws of the State of Delaware in the United States, 100% owned by VanceInfo.

(7)	VanceInfo Creative Software Technology Ltd., formerly named Worksoft Creative Software Technology Ltd., a holding company incorporated the laws of the British Virgin Islands, 100% owned by VanceInfo.

(8)	VanceInfo Technologies Limited, formerly named Worksoft Information Technology Service Ltd., a company incorporated the laws of Hong Kong, 100% owned by Worksoft BVI.

(9)	Beijing Chosen Technology Co., Ltd., or Chosen, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(10)	VanceInfo Information Technology Limited, a Chinese Limited liability company, 100% owned by VanceInfo Technologies Limited.

D. Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 7,100 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.

We have nine offices in Shanghai, Dalian, Xi’an, Wuhan, Hangzhou, Nanjing, Tianjin, Chengdu and Shenzhen, China under leases with terms ranging from one to five years. Outside of China, we maintain offices in Silicon Valley, Seattle, New York, Tokyo and Hong Kong under leases with terms ranging from one to three years.

The following table describes each of the leases for our headquarters and other major delivery centers as of April 30, 2008.

Location	Space (in square meters)		Usage of Property	Expiration Time
Beijing	2,656		R&D Services	February 2011
	1,373		General Administration Globalization and Localization R&D Services	March 2009
	1,621	*	General Administration Globalization and Localization R&D Services	January 2009
	1,487		ADM, R&D Services	February 2009
	1,382		R&D Services	March 2010
	2,563		R&D Services	June 2010
	3,025		R&D Services	December 2012

Shanghai	1,503		Quality Assurance and Testing	March 2010
	1,326		R&D Services	March 2010
	1,739		R&D Services	May 2010
	1,758		ADM, Quality Assurance and Testing, R&D Services	April 2010
	2,902		ADM	May 2012
	3,158	*	ADM, Quality Assurance and Testing, R&D Services	May 2010

Nanjing	3,000		R&D Services	February 2012

Shenzhen	2,470	*	ADM, R&D Services	September 2008

Chengdu	1,200		R&D Services	March, 2010

*	The sum of space under multiple leases.

We currently have capacity for approximately 5,000 professionals and general and administrative personnel at these facilities. As of April 30, 2008, we used approximately 74% of our existing office space for our operations.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction—Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are an IT service provider and one of the leading offshore software development companies in China. We deliver a comprehensive range of IT services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution. We have a team of over 3,600 professionals as of April 30, 2008 and operate a number of CDCs, and also deliver our services at clients’ facilities or via our offices in major cities across China. Our net revenues grew from US$8.2 million in 2004 to US$62.7 million in 2007, representing a CAGR of 97.3%. Our net income grew from US$1.1 million in 2004 to US$9.6 million in 2007, representing a CAGR of 104.3%.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations are:

•	the overall economic growth in our principal geographic markets, which may affect market demand for offshore IT services;

•	the quality and portfolio of our service lines and industry expertise compared with those of our competitors;

•	the billing rates and utilization rates of our professionals, our compensation and benefit expenses and other operating costs and expenses;

•	the availability of a large talent pool in China and supply of qualified professionals; and

•	the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT services industry.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including service lines, clients, geographic markets and delivery locations. We manage and market our business according to our service lines and industry practices. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China.

Net Revenues

Our net revenues are net of business tax and other sales tax. In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues grew from US$15.5 million in 2005 to US$29.1 million in 2006 and US$62.7 million in 2007.

We discuss below the breakdown of our net revenues by service lines, clients, geographic markets and delivery locations.

Net Revenues by Service Lines

We derive net revenues from the provision of our IT services, including R&D services, enterprise solutions, ADM, quality assurance and testing, and globalization and localization.

Set forth below is our net revenue breakdown by service lines for the periods indicated:

	For the Year Ended December 31,
	2005		2006		2007
	(in US$ thousands, except for percentages)
R&D services	9,178	59.3%	18,266	62.9%	36,013	57.4%
Enterprise solutions	239	1.5	2,163	7.4	8,748	14.0
ADM	1,643	10.6	2,328	8.1	9,348	14.9
Quality assurance and testing	1,734	11.2	3,208	11.0	4,719	7.5
Globalization and localization	2,687	17.4	3,086	10.6	3,886	6.2

Total net revenues	15,481	100.0%	29,051	100.0%	62,714	100.0%

R&D services have accounted for a majority of our net revenues in recent years. On the other hand, our net revenues from enterprise solutions and ADM increased most significantly from 2005 to 2007 as we increased our efforts in these service lines. Our net revenues from quality assurance and testing and globalization and localization services also increased in absolute numbers, but decreased as a percentage of our total net revenues

Net Revenues by Clients

We have achieved strong revenue growth by focusing on select, long-term client relationships that we refer to as strategic accounts. Currently, our strategic accounts include Citibank, IBM, Microsoft and TIBCO, and we commenced our relationships with them in 2003, 1995, 1997 and 2005, respectively, and we have steadily expanded our service offerings to these clients since then. Net revenues from these clients grew from US$10.6 million, or 68.2% of our total net revenues, in 2005, to US$30.3 million, or 48.2% of our total net revenues, in 2007. Shanghai Solutions, which we acquired in 2007, carried out its first engagement for NEC System Technologies Inc., or NEC System, in 2004, and we have maintained this relationship after the acquisition.

As illustrated in the table below, a significant proportion of our net revenues has been derived from a limited number of clients. Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2005 and 2006. In 2007, each of these clients accounted for over 10% of our net revenues. In the aggregate, these two clients accounted for approximately 57.8%, 53.1% and 34.6% of our net revenues for the years ended December 31, 2005, 2006 and 2007, respectively. We initially developed relationships with certain divisions of Microsoft and IBM, based on which we have cross-sold our wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft and IBM were primarily attributable to cross-selling and enhanced relationships.

In recent years, we have been diversifying our client base by implementing various initiatives, including adding new strategic accounts, expanding our industry practices and increasing our service lines. The number of our clients increased significantly from 66 for 2004 to 205 for 2007. The percentage of our net revenues derived from our top five clients decreased from 77.8% in 2005 to 69.3% in 2006 and 53.7% in 2007. The percentage of our net revenues derived from our top ten clients decreased from 83.9% in 2005 to 79.7% in 2006 and to 69.4% in 2007. We expect that this trend toward greater client diversification will continue.

	For the Year Ended December 31,
	2005		2006		2007
	(in $ thousands, except for percentages)
Microsoft and IBM	8,953	57.8%	15,418	53.1%	21,678	34.6%
Top five clients	12,037	77.8	20,143	69.3	33,707	53.7
Top 10 clients	12,993	83.9	23,167	79.7	43,523	69.4

The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

Net Revenues by Geographic Markets

We record our net revenues based on the geographic regions in which the headquarters of our clients are located irrespective of the location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. We classify our net revenues primarily into four geographic markets: the United States, Europe, Japan and China. We typically provide IT services to our clients to enhance and facilitate their operations in China. As the table below illustrates, a significant portion of our net revenues is derived from clients headquartered in the United States.

	For the Year Ended December 31,
	2005		2006		2007
	(in $ thousands, except for percentages)
United States(1)	13,325	86.1%	24,717	85.1%	43,153	68.8%
Europe(1)	337	2.2	714	2.5	6,284	10.0
Japan(1)	1,040	6.7	1,548	5.3	5,828	9.3
China(1)	718	4.6	2,065	7.1	7,329	11.7
Others	61	0.4	7	0.0	120	0.2

Total net revenues	15,481	100.0%	29,051	100.0%	62,714	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

While we expect that a substantial majority of our net revenues will continue to be derived from strategic clients headquartered in the United States, we expect that, as a result of our efforts of business development, we will derive a significant of our net revenues from clients headquartered in Japan, Europe and China.

Cost of Revenues

Cost of revenues represented 58.9%, 61.8% and 61.5% of our net revenues for the years ended December 31, 2005, 2006, and 2007, respectively. Our cost of revenues largely consists of compensation and benefit expenses of our professionals, including share-based compensation expenses, subcontracting costs, travel expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses.

The principal component of our cost of revenues is the compensation and benefit expenses of our professionals. A majority of our professionals are located in China, where labor costs in the IT services industry are relatively low. In 2007, our compensation and benefit expenses were US$27.7 million, compared to US$13.8 million in 2006 and US$6.8 million in 2005. As wages in China continue to increase, we may experience increases in our compensation and benefit expenses, particularly expenses for project managers and other mid-level professionals. To control our compensation cost, we will continue to recruit professionals from outside the major cities in China where compensation tends to be lower. We seek to maintain compensation levels in accordance with prevailing trends in our industry in China.

The utilization rates of our professionals also affect our gross profits. We define professionals’ utilization rate as the proportion of total billed man-months or man-hours to total available man-months or man-hours, including professionals in training, during holidays and on vacation. We manage utilization by monitoring project requirements and timetables. The number of professionals assigned to a project varies according to the size, complexity, duration and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower professional utilization resulting from a higher than expected number of unassigned professionals. In addition, we do not fully utilize our professionals when they are enrolled in training programs.

Our subcontractor cost includes expenses we incur for hiring subcontractors and freelancers from time to time. We use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In 2007, we incurred subcontracting cost of US$6.1 million, compared to US$2.0 million in 2006 and US$1.1 million in 2005.

We incur travel expenses primarily due to our professionals’ traveling to perform onsite work for projects. In 2007, our travel expenses were US$3.1 million, compared to US$1.2 million in 2006 and US$0.5 million in 2005. We expect our travel expenses to increase as our overseas onsite services and enterprise solutions services provided to domestic clients grow. We plan to explore opportunities to establish additional overseas delivery offices and expand into second-tier cities in China according to market demand and client preferences, which will also increase our professionals’ travel expenses overseas and in China.

We expect our cost of revenues to increase in line with the growth of our business.

Operating Expenses

General and Administrative Expenses

General and administrative expenses represented 19.5%, 21.1% and 22.1% of our net revenues for the years ended December 31, 2005, 2006 and 2007, respectively. General and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to personnel other than professionals and our business development team, rental expenses, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and miscellaneous administrative costs. Depreciation and amortization expenses as a component of general and administrative expenses excluded those included in the cost of revenues and selling and marketing expenses. We expect our general and administrative expenses to increase as we hire additional personnel and otherwise incur additional expenses to support our operations as a public company, including compliance-related costs.

Selling and Marketing Expenses

Selling and marketing expenses represented 1.7%, 2.3% and 3.7% of our net revenues for the years ended December 31, 2005, 2006 and 2007, respectively. Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, travel expenses, advertising expenses, selling and marketing-related office expenses and amortization expenses. Amortization expenses as a component of selling and marketing expenses include amortization of customer base and relationships and contract backlog acquired from business combinations. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, hire additional sales personnel, target new markets, establish new sales offices both in China and overseas and initiate additional marketing programs to further build our brand.

Share-based Compensation Expenses

We adopted our 2005 Stock Plan in November 2005 and amended the plan in April and May 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. We adopted our 2007 Share Incentive Plan in July 2007 and amended the plan in August 2007. Under the 2005 Stock Plan, we have reserved 4,267,500 ordinary shares for issuance upon exercise of awards granted thereunder. Under the 2007 Share Incentive Plan, we have authorized the issuance of up to 1,100,000 ordinary shares plus an annual 3% increase of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted thereunder. We granted options and restricted share units to purchase up to 3,011,700 and 2,488,050 ordinary shares to our directors, officers and other employees in 2006 and 2007. As of December 31, 2007, there were 4,172,179 ordinary shares issuable upon exercise of outstanding options and restricted share units under our 2005 Stock Plan, as amended, and 973,378 ordinary shares issuable upon exercise of outstanding options and restricted share units under our 2007 Share Incentive Plan, as amended. We recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

A shareholder of Button Software Ltd., one of our principal shareholders, entered into agreements to transfer 50,000 ordinary shares of Button Software Ltd. held by him for US$0.24 per share to each of two of our executives on September 9, 2005 and October 3, 2005, respectively. These 100,000 ordinary shares of Button Software Ltd. represented 112,700 ordinary shares of our company, and the transfer prices represented an equivalent of US$0.21 for each of our ordinary shares. However, we determined that the fair value of our ordinary shares was US$0.81 per share after considering a number of factors, including the valuation result of a third-party appraisal by American Appraisal China Limited on September 9, 2005. We recorded share-based compensation of $67,000 for the excess of the fair value of the shares over the consideration. As we believed that there was no material change in our operations in the short period between September 9, 2005 and October 3, 2005 that would materially impact the fair value of our ordinary shares, US$0.81 was applied in determining the amounts of share-based compensation.

	For the Year Ended December 31,
	2005	2006	2007
	(in $ thousands)
Share-based compensation expenses:
Cost of revenues	—	45	111
General and administrative expenses	67	632	808
Selling and marketing expenses	—	36	77

Total	67	713	996

As of December 31, 2007, the unamortized compensation expenses in connection with our outstanding options were US$1.8 million. This amount does not include share-based compensation expenses for our options granted after December 31, 2007.

Other Operating Income

Other operating income primarily relate to subsidies received from the PRC local government for meeting the conditions required by various incentive policies, such as our office location in the Haidian district in Beijing and our passing certain technological certification. Our continued eligibility for such subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies. Upon expiration of these government subsidies, we will consider available options, in accordance with applicable laws, that would enable us to qualify for further government subsidies to the extent they are then available to us.

Taxes

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, payment of dividends by the Company is not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008 PRC EIT was generally assessed at the rate of 33% of taxable income. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing and Prosoft, were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and had elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft was incorporated in June 2004, and had been entitled to be exempted from EIT from 2004 to 2006 and to be subject to a 7.5% EIT rate from 2007 to 2009.

In addition, under the applicable PRC rules and policies, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai Solutions, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and has been subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai Solutions was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% preferential income tax rate in 2007. However, all the above qualifications are subject to an annual assessment by the relevant government authority in China. There is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authority will not revoke the company’s “high and new technology enterprise,” “software enterprise” or “key software enterprise under the State plan” statuses after January 1, 2008.

Megainfo was incorporated in 2001, and it was recognized as a “software enterprise” in 2001. Therefore, it was exempted from EIT from 2002 to 2003 and was subject to an 18% EIT rate from 2004 to 2006. In 2007, a 33% EIT was applicable to Megainfo.

Chosen was incorporated in 2006 and was subject to a 33% EIT prior to January 1, 2008.

On March 16, 2007, the National People’s Congress of China enacted a new EIT law, which has taken into effect from January 1, 2008. On December 6, 2007, the Congress also adopted the Implementing Rules, which has also taken into effect since January, 2008. Moreover, on December 26, 2007, the State Council circulated the Notice on Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, which has taken into effect since December 26, 2007. Under the new EIT law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Preferential tax treatments continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On April 14, 2008, Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Management Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the new EIT Law, enterprises that had been established and already enjoyed preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain qualified high-technology companies may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the State to be set forth by the certain departments of the Congress. Because the new EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation. Furthermore, since the Management Measures for Certifying High and New Technology Enterprises were recently promulgated, there is still uncertainty with respect to its interpretation and implementation. The tax authorities may determine that VanceInfo Beijing’s or Prosoft’s entitlement to the above preferential tax treatment is contingent upon their qualifications as “high and new technology enterprises strongly supported by the State.” Therefore, it is unclear whether or not VanceInfo Beijing and Prosoft will be classified as “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and therefore will be able to enjoy a preferential EIT rate after the transition period expires.

As a result, we calculated the deferred tax balances as of December 31, 2007 assuming VanceInfo Beijing, Prosoft and Shanghai Solutions cannot continue to qualify as “high and new technology enterprises supported by the State”, “software enterprise” or “key software enterprise under the State plan” as official approvals had not been obtained.

Moreover, under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, are exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, because there remains uncertainty regarding the interpretation and implementation of the new EIT Law and its Implementation Rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the new EIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.

Aggregate undistributed earnings of the our subsidiaries and VIE located in the PRC that are available for distribution to the us of approximately US$23.3 million at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to applicable tax rules, each of VanceInfo Beijing, Prosoft, Shanghai Solutions and Megainfo is exempt from business tax with respect to the technology development services that they engage in that fall within the definition of technology development business.

Minority Interest

In 2005 and 2006, we held a 51% equity interest in VanceInfo Japan. Minority interest in 2005 and 2006 represented minority shareholders’ share of the net income of VanceInfo Japan. We subsequently acquired an additional 48.99% equity interest in VanceInfo Japan and a 75% equity interest in Shanghai Solutions in May 2007. Minority interest in 2007 represented minority shareholders’ share of the net income of Shanghai Solutions and VanceInfo Japan.

Deemed Dividends

We issued our Series A preferred shares in November 2005. The Series A preferred shares, unless previously converted, were redeemable at a premium at the option of the holders 60 days after we have redeemed our Series B preferred shares. We recognized accretion to the redemption value of our Series A preferred shares as deemed dividends for the years ended December 31, 2005, 2006 and 2007, respectively.

Critical Accounting Policies

Our consolidated financial information has been prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

We derive revenues from provision of IT services. The majority of our contracts are for the provision of services performed on a time-and-material basis. Revenues from this type of contracts are recognized as billable services are rendered. The client is billed for related services based on pre-agreed billing rates. There are no significant assumptions related to time-and-material arrangements.

The remaining revenues are earned from fixed-price contracts. Fixed-price contracts require us to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized using a proportional performance method. The use of this method requires management to exercise judgment and careful consideration. Our contracts refer to milestones related to the completion of specific tasks such as planning documentation and testing reports. We estimate the man-hours required to achieve each of these milestones and, when the milestone is achieved, we recognize a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against our latest estimate of the total man-hours to be incurred to complete the contract.

Some of our contracts with customers include provision for inspection, test, acceptance or rejection in accordance with the acceptance or completion criteria as specified in the relevant SOW and/or work authorization. We do not believe that there is uncertainty about customer acceptance once the services have been rendered. We are able to reliably demonstrate that the criteria specified in the acceptance provisions and all other revenue recognition criteria are met prior to formal customer sign-off. We believe that we would be successful in enforcing a claim for payment even in the absence of formal sign-off.

We do not enter into maintenance service arrangements for our fixed-price contracts. For our time-and-material contracts, we may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services.

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed in accordance with Emerging Issues Task Force, or EITF, 01-14: Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.

We account for volume discounts and pricing incentives to clients using the guidance of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in our arrangements with clients generally entitle the client to discounts if the client completes a specified cumulative level of revenue transactions. The discounts are passed on to the client either as cash payments or as a reduction of payments due from the client. We have recorded the revenue rebate as reduction in revenues.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”) which clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN No. 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group adopted the provisions of FIN No. 48 effective January 1, 2007. The adoption of FIN No. 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007. The Group did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

Share-based compensation

In 2006 and 2007, we entered into award agreements pursuant to our 2005 Stock Plan and 2007 Share Incentive Plan, or plans. Under the award agreements, we had outstanding options to purchase 5,125,557 ordinary shares and had 20,000 restricted share units as of December 31, 2007. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers – Share Incentive Plans.”

Under Statement of Financial Accounting Standard No. 123R, “Share-Based Payment”, or SFAS No. 123R, which became effective on January 1, 2006, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date. With compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For options and restricted share units granted to employees, we measure share-based compensation expenses or the fair value of the options and restricted share units at the grant date. We recognize such share-based compensation expenses over the vesting period of the options and restricted share units. Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Prior to the IPO, we engaged an independent third-party appraisal firm, to assist us in determining the fair value of our ordinary shares on the date of grant. After the IPO, we used the closing market price of our ordinary shares as the fair value of our ordinary shares at the date of grant.

The Black-Scholes-option pricing model was used to determine the fair value of the options to purchase our ordinary shares. As we did not have historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The risk- free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated by us based on our expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

As of December 31, 2007, there was US$1.8 million in total unrecognized compensation expenses related to unvested share-based compensation arrangements granted under the plans, which is expected to be recognized over a weighted—average period of 3.3 years.

Financing instruments

We determined that our convertible redeemable preferred shares were participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, we had used the two-class method of computing net income per share for ordinary and preferred shares according to participation rights in undistributed earnings. Significant assumptions were made related to the point in time recognition might impact net income per share.

In December 2007, all convertible redeemable preferred shares were automatically converted into ordinary shares upon our IPO.

In April 2006, in connection with our issuance of Series B-1 and B-2 shares, we issued warrants to all holders of Series B-1 and B-2 preferred shares to purchase up to an aggregate amount of US$2 million of our Series B-3 preferred shares at the exercise price of US$2.8996 per share. Ordinary shares were issued upon cash or net exercise by warrant holders.

We determined that the warrants were a liability under FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” because the exercise of the warrants would result in the delivery of redeemable preferred shares. The fair values of the warrants were determined using the Black-Scholes option pricing model. Significant assumptions including dividend yield and expected volatility were used in determining the fair value of the warrants. The assumptions used in calculating the fair value of warrants represented our then best estimates.

In November 2007, certain holders exercised their warrants to purchase an aggregate of 607,238 Series B-3 preference shares at an exercise price of US$2.8996 per share. The remaining holder of the warrants exercised their warrants with Net Settlement Option to acquire Series B-3 preference shares of 54,365 in December immediately prior to our IPO.

Accounts receivable

Our accounts receivable as of December 31, 2005, 2006 and 2007 were US$5.8 million, US$11.8 million and US$24.7 million, respectively. Our days of sales outstanding in 2005, 2006 and 2007 were 104,107 and 104 days, respectively. We define our days of sales outstanding as the ratio of the average accounts receivable to revenues in a year, multiplied by 365.

We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by us has generally been consistent with our expectations and the allowance established for doubtful accounts. In 2005, 2006 and 2007, the provision made for doubtful accounts was US$52,000, US$53,000 and US$342,000, respectively. If the frequency and amount of customer defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

The following table presents a profile of our accounts receivable in terms of days for which accounts receivable were outstanding:

	As of December 31,
	2005	2006	2007
	(in $ thousands)
Period in days
0-90	5,443	11,482	23,850
91-180	308	179	668
More than 180	75	207	532

Total	5,826	11,868	25,050

Acquisitions and Goodwill

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the market approach include the selection of appropriate comparable companies, the determination of market value multiples for the comparable companies, the subsequent selection of an appropriate market value multiple for the business based on a comparison of the business to the comparable companies, the determination of applicable premiums and discounts based on any differences in marketability between the business and the comparable companies and, when considering the income approach, include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business. Other estimates inherent in the income approach include long-term growth rates and cash flow forecasts for the business.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	(in $ thousands)
Consolidated Statement of Operations Data
Net revenues	15,481	29,051	62,714
Cost of revenues	(9,125)	(17,961)	(38,544)

Gross profit	6,356	11,090	24,170

General and administrative expenses	(3,026)	(6,140)	(13,838)
Selling and marketing expenses	(270)	(681)	(2,342)

Total operating expenses	(3,296)	(6,821)	(16,180)

Other operating income	102	54	860

Income from operations	3,162	4,323	8,850
Interest income	148	592	1,032
Interest expense	(17)	(4)	(47)
Exchange differences	(32)	(93)	317
Change in fair value of the warrants	—	(405)	(357)

Income before income tax and minority interest	3,261	4,413	9,795
Income tax expense	(2)	(2)	(174)

Income before minority interest	3,259	4,411	9,621
Minority interest in net income of consolidated subsidiary	(24)	(35)	(52)

Net income	3,235	4,376	9,569
Deemed dividend on Series A convertible redeemable preferred shares	(462)	(611)	(632)

Income attributable to holders of ordinary shares	2,773	3,765	8,937

The following table sets forth certain financial information as a percentage of our net revenues:

	For the Year Ended December 31,
	2005	2006	2007
Consolidated Statement of Operations Data
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	(58.9)	(61.8)	(61.5)

Gross profit	41.1	38.2	38.5

General and administrative expenses	(19.5)	(21.1)	(22.1)
Selling and marketing expenses	(1.7)	(2.3)	(3.7)

Total operating expenses	(21.3)	(23.5)	(25.8)

Other operating income	0.7	0.2	1.4

Income from operations	20.4	14.9	14.1
Interest income	1.0	2.0	1.6
Interest expense	(0.1)	*	(0.1)
Exchange differences	(0.2)	(0.3)	0.5
Change in fair value of the warrants	—	(1.4)	(0.6)

Income before income tax and minority interest	21.1	15.2	15.6
Income tax expense	—	—	(0.3)

Income before minority interest	21.1	15.2	15.3
Minority interest in net income of consolidated subsidiary	(0.2)	(0.1)	(0.1)

Net income	20.9	15.1	15.3
Deemed dividend on Series A convertible redeemable preferred shares	(3.0)	(2.1)	(1)

Income attributable to holders of ordinary shares	17.9	13.0	14.3

*	less than 0.1%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 were impacted by the inclusion of the operating results for 2007 of Prosoft, the IT services business of SunBridges, ITC, Megainfo, Shanghai Solutions and Chosen, which we acquired in September 2006, December 2006, March 2007, March 2007, May 2007 and July 2007, respectively.

Net Revenues

Our net revenues were US$62.7 million in 2007, representing an increase of 115.9% from our net revenues of US$29.1 million in 2006. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$20.2 million increase in our sales to our existing clients as of December 31, 2006, as a result of our enhanced relationships with these clients, and to US$13.4 million of sales to new clients. The number of our clients increased to 205 for 2007 from 144 for 2006. In addition, the total number of clients that individually accounted for over US$0.5 million of our net revenues on an annualized basis increased to 17 for 2007 from 8 for 2006.

We hired approximately 560 professionals through our acquisitions of ITC, Megainfo, Shanghai Solutions and Chosen in 2007. These acquisitions strengthened our service line capabilities and industry expertise, as well as broadened our client base. We were able to leverage the additional capabilities and expertise to win new projects and to cross-sell our service offerings to our broadened client base. Revenues from these acquired businesses’ client relationships also contributed to our net revenues in 2007.

Cost of Revenues

In 2007, our cost of revenues was US$38.5 million, representing an increase of 114.6% from US$18.0 million in 2006. Cost of revenues represented 61.8% and 61.5% of our net revenues in 2006 and 2007, respectively. The increase was primarily due to increases in compensation and benefit expenses of our professionals, our subcontracting costs and our professionals’ travel expenses, as explained further below.

In 2007, our compensation and benefit expenses in respect of our professionals increased by 99.8% to US$27.7 million from US$13.8 million in 2006, primarily due to an increase in our number of professionals. Our cost of revenues in 2007 and 2006 also included US$0.1 million and US$45,000 of share-based compensation expenses arising from share options granted to our professionals.

Our subcontracting costs increased by 208.6% to US$6.1 million in 2007 from US$2.0 million 2006, primarily due to increases in business volumes and project scale.

Our travel expenses increased by 161.0% to US$3.1 million in 2007 from US$1.2 million in 2006, as our professionals incurred more travel expenses with the growth of our overseas onsite services and domestic enterprise solutions services.

Our depreciation expenses included in cost of revenues increased to US$0.6 million in 2007 from US$0.4 million in 2006, primarily due to increased depreciation expenses relating to computers and equipment used by our professionals.

Our acquisitions of ITC, Megainfo, Shanghai Solutions and Chosen in 2007 added approximately 560 professionals to our company and contributed to the increase of our cost of revenues for 2007.

Gross Profit

Our gross profit in 2007 was US$24.2 million, representing an increase of 118.0% from US$11.1 million in 2006. Gross profit as a percentage of our net revenues increased to 38.5% in 2007 from 38.2% in 2006.

General and Administrative Expenses

Our general and administrative expenses were US$13.8 million in 2007, representing an increase of 125.4% from US$6.1 million in 2006.

Compensation and benefit expenses in respect of administrative employees increased by 169.1% to S$4.3 million in 2007 from US$1.6 million in 2006, primarily due to an increase in our number of administrative employees from 328 as of December 31, 2006 to 451 as of December 31, 2007. The increase in compensation and benefit expenses was also attributable to an increase in the average salary of our administrative employees. Our general and administrative expenses in 2007 also included US$0.8 million of share-based compensation expenses arising from share options granted to our administrative employees in 2007 compared to US$0.6 million of share-based compensation expenses in 2006. Rental expenses increased to US$3.2 million in 2007 from US$1.4 million in 2006, primarily due to our entering into new leases in major cities across China, and in Seattle in the second half of 2006 and the first half of 2007.

Selling and Marketing Expenses

In 2007, our selling and marketing expenses increased to US$2.3 million from US$0.7 million in 2006.

Compensation and benefit expenses in respect of selling and marketing employees increased to US$1.0 million in 2007 from US$0.3 million in 2006, as we hired more selling and marketing employees and their average salary increased. Our selling and marketing expenses in 2007 and 2006 included US$77,000 and

US$35,000, respectively, of share-based compensation expenses arising from share options granted to our selling and marketing employees. Our amortization of intangible assets acquired in mergers and acquisitions increased to US$0.6 million in 2007 from US$0.1 million in 2006 as a result of our acquisitions in 2007. Our travel and advertising expenses also increased in 2007 compared to 2006 primarily due to enhanced marketing efforts.

Other Operating Income

Other operating income generated primarily from the governmental subsidies. In 2007, our government subsidies were US$0.9 million, an increase from US$54,000 in 2006. In 2007, we were granted government subsidies for obtaining certain technological certification, improving our internal process management system and for part of the Company’s training costs incurred in 2007. In 2006, we were granted government subsidies for our participation in an overseas industry exhibition and certain marketing activities.

Income from Operations

Our income from operations was US$8.9 million in 2007, representing an increase of 104.7% from US$4.3 million in 2006. The increase was due to our higher net revenues in 2007 compared to 2006, partly offset by the increases in our cost of revenues and operating expenses during the same period. Income from operations as a percentage of net revenues decreased slightly to 14.1% in 2007 from 14.9% in 2006.

Interest Income

Our interest income increased to US$1.0 million in 2007 from US$0.6 million in 2006. The increase was due to an increase in our cash balances in 2007 compared to 2006.

Foreign Exchange Gain (Loss)

For 2007, we incurred foreign exchange gain of US$0.3 million, as compared to foreign exchange losses of US$93,000 for 2006. Our foreign exchange gain in 2007 was largely due to the appreciation of our net asset positions in Japanese Yen and the RMB against the U.S. dollar in our operating subsidiaries during the year

Change in Fair Value of Warrants

We had recorded the warrants we issued to purchase our Series B-3 preferred shares as a liability and a derivative financial instrument. Changes in fair value of the warrants of US$0.4 million and US$0.4 million were charged to our consolidated statement of operations for 2007 and 2006, respectively.

Income Tax Expense

Our income tax expense increased to US$0.2 million for 2007 from US$2,000 for 2006, primarily due to an increase in our deferred tax expense resulting from adjustments to our deferred tax liabilities primarily due to the enactment of the new EIT Law in China in March 2007 and certain tax benefits granted to us.

Minority Interest

For 2006, minority interest represented the minority shareholders’ 49% share of the net loss of VanceInfo Japan. We acquired a 75% equity interest in Shanghai Solutions in May 2007 and an additional 48.99% equity interest in VanceInfo Japan in May 2007. For 2007, minority interest represented the minority shareholders’ share of the net income of Shanghai Solutions and VanceInfo Japan.

Net Income

As a result of the foregoing, our net income was US$9.6 million in 2007, representing an increase of 118.7% from US$4.4 million in 2006. Net income as a percentage of our net revenues increased to 15.3% in 2007 from 15.1% in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Our results of operations in 2006 compared to 2005 were impacted by the inclusion of the operating results for the full year of 2006 of the international business unit of SureKAM and the IT services business of Envisys, which we acquired in September and December 2005, respectively, and by our acquisition of Prosoft in September 2006.

Net Revenues

Our net revenues were US$29.1 million in 2006, representing an increase of 87.7% from our net revenues of US$15.5 million in 2005. The growth in our net revenues was primarily attributed to an increase in sales volumes, which was due primarily to a US$10.2 million increase in our sales to our existing clients as of December 31, 2005, as a result of our enhanced relationships with these clients, and US$3.4 million of sales to new clients. The number of our clients increased to 144 for 2006 from 98 for 2005. In addition, the total number of clients that individually accounted for over US$0.5 million in annual net revenues increased to eight for 2006 from four for 2005. SureKAM and Envisys’s businesses, which we acquired in September and December 2005, respectively, contributed to part of the increase in our net revenues in 2006 from 2005, as their operating results were accounted for the full year for 2006 compared to the shorter periods for 2005. Our acquisition of Prosoft in September 2006 also contributed to part of the increase in our net revenues in 2006.

Cost of Revenues

In 2006, our cost of revenues was US$18.0 million, representing an increase of 96.8% from US$9.1 million in 2005. Cost of revenues represented 61.8% and 58.9% of our net revenues in 2006 and 2005, respectively. The increase is primarily due to an increase in compensation and benefit expenses of our professionals, an increase in our subcontracting costs and an increase in our professionals’ travel expenses as explained further below.

During 2006, our compensation and benefit expenses in respect of our professionals increased by 102.2% to US$13.8 million from US$6.8 million in 2005, primarily due to an increase in our number of professionals, from 1,015 as of December 31, 2005 to 1,962 as of December 31, 2006. The increase was also attributable to an increase in the average salary of our professionals. Our cost of revenues in 2006 also included US$45,000 of share-based compensation expenses arising from share options granted to our professionals in 2006 under our 2005 Stock Plan.

Our subcontracting costs increased by 87.0% to US$2.0 million in 2006 from US$1.1 million in 2005, primarily due to increases in business volumes and project scale.

Our travel expenses increased by 162.3% to US$1.2 million in 2006 from US$0.5 million in 2005, as our professionals incurred more travel expenses with the growth of our overseas onsite services and domestic enterprise solutions services.

Our depreciation expenses included in cost of revenues increased to US$0.4 million in 2006 from US$0.1 million in 2005, primarily due to increased depreciation expenses relating to computers and equipment used by our professionals.

Our acquisitions of SureKAM and Envisys in the second half of 2005 added 33 and seven professionals, respectively, to our company and contributed to the increase of our cost of revenues. These additional professionals accounted in part for the increase in our cost of revenues in 2006 from 2005, as they were included in our full year results in 2006 compared to only part of the year in 2005. Our Prosoft acquisition in September 2006, with the addition of approximately 170 professionals, also contributed to part of the increase in our cost of revenues in 2006.

The increase in our cost of revenues outpaces the increase in our net revenues, primarily because we hired more professionals to strengthen our relatively new service lines, particularly enterprise solutions services, and the utilization rate of the professionals in these service lines was relatively low while we were building up our client base and training these professionals.

Gross Profit

Our gross profit during 2006 was US$11.1 million, representing an increase of 74.5% from US$6.4 million in 2005. Gross profit as a percentage of our net revenues decreased to 38.2% in 2006 from 41.1% in 2005, as we were in the process of ramping up our relatively new service lines, particularly enterprise solutions services.

General and Administrative Expenses

Our general and administrative expenses were US$6.1 million in 2006, representing an increase of 102.9% from US$3.0 million in 2005.

Compensation and benefit expenses in respect of our administrative employees increased by 52.4 % to US$1.6 million in 2006 from US$1.0 million in 2005, primarily due to an increase in our number of administrative employees, from 171 as of December 31, 2005 to 328 as of December 31, 2006. The increase was also attributable to an increase in the average salary of our administrative employees. Our general and administrative expenses in 2006 also included US$0.6 million of share-based compensation expenses arising from share options granted to our administrative employees in 2006 under our 2005 Stock Plan compared to US$67,000 of share- based compensation expenses in 2005 in connection with ordinary shares awarded to our administrative employees by principal shareholders. Our general and administrative expenses in 2005 included a US$0.3 million dividend we declared and paid to Button Software Ltd., a principal holder of our ordinary shares controlled by members of our management, in recognition of the performance of our management.

Rental expenses increased to US$1.4 million in 2006 from US$0.2 million in 2005, primarily due to our entering into new leases in Beijing, Shanghai, Shenzhen and Xi’an.

During 2006, we incurred foreign exchange losses of US$93,000, as compared to foreign exchange losses of US$32,000 in 2005. Our foreign exchange losses in 2006 were due to the appreciation of the RMB against the U.S. dollar.

Selling and Marketing Expenses

During 2006, our selling and marketing expenses increased to US$0.7 million from US$0.3 million in 2005. Compensation and benefit expenses in respect of our selling and marketing employees increased to US$0.3 million in 2006 from US$0.1 million in 2005, as we hired more selling and marketing and business development employees and their average salary increased. Our travel and advertising expenses and amortization of certain intangible assets also increased in 2006 compared to 2005. Our selling and marketing expenses in 2006 included US$35,000 of share-based compensation expenses arising from share options granted to our selling and marketing employees in 2006 under our 2005 Stock Plan.

Government Subsidies

During 2006, our government subsidies were US$54,000, representing a decrease of 47.1% from US$0.1 million in 2005. As we relocated our office to the Haidian district in Beijing in 2005, we were entitled to government subsidies in the amount of US$79,000 from the local government, which subsidies expired in 2005.

Income from Operations

Our income from operations was US$4.3 million in 2006, representing an increase of 36.7% from US$3.1 million in 2005. This increase was due to an increase in our net revenues in 2006 compared to 2005, partly offset by the increases in our cost of revenues and operating expenses during the same period. As a percentage of net revenues, income from operations decreased to 14.9% in 2006 from 20.4% in 2005 as a result of the increases in our operating costs and expenses as described above.

Interest Income

Our interest income increased to US$0.6 million in 2006 from US$0.1 million in 2005. The increase was attributed to an increase in our cash balances in 2006, primarily due to net proceeds received from our Series B-1 and Series B-2 private placements.

Interest Expense

Our interest expense was US$4,000 in 2006 compared to US$17,000 in 2005. We recorded interest expense in 2005 in connection with our short-term borrowings to finance working capital requirements, which were repaid in 2005. We recorded interest expense in 2006 for a loan we assumed in connection with our acquisition of Prosoft. The loan was repaid in 2006.

Foreign Exchange Loss

During 2006, we incurred foreign exchange losses of US$93,000, as compared to foreign exchange losses of US$32,000 in 2005.

Change in Fair Value of Warrants

We had recorded the warrants we issued to purchase our Series B-3 preferred shares as a liability and a derivative financial instrument. Changes in fair value of the warrants of US$0.4 million was charged to our consolidated statement of operations for the year ended December 31, 2006.

Income Tax Expense

Our income tax expense was US$2,000 for each of the year ended December 31, 2005 and the year ended December 31, 2006. Our deferred income tax expense for these two years was nil.

Minority Interest

Minority interest represented the minority shareholders’ 49% share of the net income of VanceInfo Japan.

Minority interest increased from US$24,000 in 2005 to US$35,000 in 2006, due to VanceInfo Japan’s increased net income in 2006 compared to 2005.

Net Income

As a result of the foregoing, our net income was US$4.4 million in 2006, representing an increase of 35.3% from US$3.2 million in 2005. Net income as a percentage of our net revenues decreased to 15.1% in 2006 from 20.9% in 2005.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our operations and our growth had been financed by cash generated from operations and from private placements of our preferred shares. As of December 31, 2007, we had US$76.8 million in cash and cash equivalents, compared to US$20.6 million as of December 31, 2006 an US$4.4 million as of December 31, 2005. The increase in our cash and cash equivalents from December 31, 2007 to December 21, 2006 was primarily due to cash flows from our expanded operation in 2007 and net proceeds from our initial public offering in December 2007.

Our working capital as of December 31, 2005, 2006 and 2007 was US$8.5 million, US$28.0 million and US$91.7 million, respectively. We had nil, US$0.3 million and US$1.2 million outstanding bank borrowings as of such dates.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2005, 2006 and 2007:

	For the Year Ended December 31,
	2005	2006	2007
	(in $ thousands)
Net cash provided by operating activities	1,754	2,427	7,343
Net cash used in investing activities	(3,585)	(3,729)	(9,139)
Net cash provided by financing activities	5,559	17,363	57,741
Effect of exchange rate changes	(12)	67	325
Net increase in cash and cash equivalents	3,728	16,061	55,945
Cash and cash equivalents at the beginning of the year/period	721	4,437	20,565
Cash and cash equivalents at the end of the year/period	4,437	20,565	76,835

Operating Activities

Net cash provided by operating activities for 2007 amounted to US$7.3 million, compared to US$2.4 million for 2006. Net cash provided by operating activities for the 2007 was primarily attributable to net income of US$9.6 million; depreciation and amortization of property and equipment of US$1.8 million and share-based compensation expenses of US$1.0 million, which did not affect our operating cash flow; and an increase of US$1.9 million in accrued expenses and other payables; partially offset by an increase of US$7.6 million in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter of 2007 for which payment had not been received by the end of the quarter, and an increase of US$1.1 million in prepaid expenses and other current assets incurred by us, including expenses for purchases of computers for our clients, advances to our employees for their travel expenses and prepayments to service providers, which negatively affected operating cash flow.

Our growing business generated substantial net cash inflow as our net revenues increased from US$29.1 million for 2006 to US$62.7 million for 2007, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$51.2 million for 2007 from US$23.2 million for 2006.

Net cash provided by operating activities increased to US$2.4 million for the year ended December 31, 2006 from US$1.8 million for the year ended December 31, 2005. Net cash provided by operating activities for the year ended December 31, 2006 was primarily attributable to net income of US$4.4 million; an increase of US$0.9 million in accrued expenses and other payables to our professionals and our business development managers for their travel expenses; an increase of US$0.5 million in accounts payable to our service providers; depreciation and amortization of property and equipment of US$0.7 million and share-based compensation expenses of US$0.7 million, which did not affect our operating cash flow; partially offset by an increase of US$4.7 million in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter of 2006 for which payment had not been received by the end of 2006, and an increase of US$0.4 million in prepaid expenses and other current assets, which negatively affected operating cash flow.

Net cash provided by operating activities for the year ended December 31, 2005 was primarily attributable to net income of US$3.2 million; an increase of US$0.6 million in accrued expenses and other payables; partially offset by an increase of US$2.3 million in accounts receivable, which negatively affected operating cash flow.

Our growing business generated substantial net cash inflow as our net revenues increased from US$15.5 million for the year ended December 31, 2005 to US$29.1 million for the year ended December 31, 2006, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$23.2 million for the year ended December 31, 2006 from US$12.1 million for the year ended December 31, 2005.

Investing Activities

Net cash used in investing activities was US$9.1 million for 2007, primarily attributable to US$3.7 million for purchase of property and equipment, US$3.9 million of consideration paid for business acquisitions, and US$4.1 million of loans to shareholders, partly offset by US$3.9 million repayments of loans to shareholders. Loans to shareholders were made in connection with some of our acquisitions, which are generally due within 12 months. See “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates.” Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China and in Seattle in 2007. Net cash paid for business combinations was primarily for acquisitions of ITC, Megainfo and Chosen.

Net cash used in investing activities was US$3.7 million for the year ended December 31, 2006 and US$3.6 million for the year ended December 31, 2005. Net cash used in investing activities in 2006 included US$3.6 million for purchase of fixed assets and improvement of leased premises as we entered into new leases in China; and US$0.9 million paid for acquisitions of Prosoft and SunBridges, partly offset by US$0.6 million repaid by Team Dragon in May 2006. Net cash used in investing activities in 2005 included US$1.9 million of loans lent to Button Software Ltd. and Team Dragon, two holders of our ordinary shares, and US$1.5 million for purchase of fixed assets and improvement of leased premises as we entered into new leases in Beijing and Shanghai, China.

Financing Activities

Net cash provided by financing activities was US$57.7 million for 2007, compared to net cash provided by financing activities of US$17.4 million for 2006. Net cash provided by financing activities for 2007 was primarily due to US$55.8 million of net proceeds we received from our initial public offering in December 2007, US$1.8 million of proceeds we received upon exercising warrants to purchase Series B-3 preferred shares by warrant holders, and a government subsidized short-term loan of US$1.2 million, partially offset by repayment of US$0.5 million loans of Prosoft and Shanghai Solutions that we assumed after we acquired these two companies and payments of US$0.5 million to certain shareholders to repurchase their shares during 2007. Net cash provided by financing activities was US$17.4 million for the year ended December 31, 2006, compared to US$5.6 million for the year ended December 31, 2005. We received net proceeds of US$6.8 million and US$24.3 million from the issuance and allotment of our Series A preferred shares and Series B-1 and Series B-2 preferred shares for the years ended December 31, 2005 and 2006, respectively. We paid US$6.6 million in 2006 to repurchase certain of our ordinary shares from Team Dragon. In 2005, we paid US$1.2 million to repay certain loans we borrowed from our shareholders. See “Related Party Transaction—Transactions with Certain Directors, Shareholders and Affiliates.”

Capital Expenditures

Our capital expenditures in 2005, 2006 and 2007 were US$1.5 million, US$3.6 million and US$3.7 million, respectively. Our capital expenditures related primarily to purchase of computers and improvement of leased premises. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development

We focus on developing and refining our methodologies, tools and techniques, implementing metrics, improving estimation processes, ensuring the quality of our product and managing the project delivery process. Our professionals conduct short-term and long-term research in the areas of knowledge management, performance testing, and education and training methodologies. Our professionals compile training materials for our on-campus programs from time to time.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

Contingent Acquisition Payments

As of December 31, 2007, in connection with our recent acquisitions, we agreed to make contingent payments of up to US$15.5 million in a mix of cash and our ordinary shares, of which up to US$12.1 million may be paid with cash, up to US$1.6 million may be paid with our ordinary shares, and up to US$1.8 million may be paid with cash, our ordinary shares or a combination thereof at our option, in each case subject to the achievement of certain financial performance targets in 2007 and 2008. These contingent payments, if made, will be reflected as an increase of goodwill.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating leases	4,833	2,714	2,112	7	—
Purchase obligations	134	134	—	—	—
Other short term obligations	—	—	—	—	—

Total contractual obligations	4,967	2,848	2,112	7	—

Other than the obligations set forth above and the contingent payments described under “—Contingent Acquisition Payments,” we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2007.

G. Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our expansion plans;

•	our anticipated growth strategy;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our service lines;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract and retain clients; and

•	trends and competition in the offshore IT services industry.

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

This annual report on Form 20-F also contains estimates, projections and statistical data related to the IT services market in China. This market data, including data from IDC, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. You should not place undue reliance on these forward-looking statements.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

H. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to manage our interest rate risk exposure. Most of our borrowings bear fixed interest rates.

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Foreign Exchange Risk

A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the Renminbi against the U.S. dollar by December 31, 2007.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

The results of our operations can be adversely affected as Renminbi appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. In addition, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

I. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the companies’ choice to use fair value on their earnings. It also requires companies to display the fair value of those assets and liabilities for which they have chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combination, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring them be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 160 may have on our consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk related. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS No. 161 to have a material impact on our financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Chris Shuning Chen	44	Chairman and Chief Executive Officer
Hao Chen	41	Director
Ruby Lu	37	Director
Shan Zhong	36	Director
Kui Zhou	40	Director
Daniel Mingdong Wu	41	Independent Director
Samuelson S.M. Young	56	Independent Director
David Lifeng Chen	39	President
Sidney Xuande Huang	42	Chief Financial Officer
Stanley Ying Zhou	45	Chief Administrative Officer
Junbo Liu	45	Executive Vice President
Kevin Zhong Liu	36	Executive Vice President
Gerry Jianxin Lu	41	Executive Vice President
Jeff Jian Wu	40	Executive Vice President

Biographical Information

Directors

Mr. Chris Shuning Chen is our founder, chairman and chief executive officer. He co-founded our company in 1995, served as a managing director from 1995 to 1999 and became the chief executive officer in 1999. Prior to founding our company, Mr. Chen worked as a senior software developer at Great Wall Computer Software & System Co., Ltd., a Chinese company specializing in computer software and system integration, from 1989 to 1995, and spent two years on an assignment in the United States. He also participated in the development of the IBM OS/2 operating system from 1994 to 1995. Mr. Chen received his master’s degree in engineering from Huazhong University of Science & Technology and his bachelor’s degree in mechanical engineering from Tsinghua University.

Mr. Hao Chen has been a director of our company since 2005. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and head of investment since 2001. He also serves as a director of Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, Fujian Xinocom Technologies Co., Ltd., Beijing Kaiotne Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, EYANG Technology Development Co., Ltd., Rock Mobile (Cayman) Corporation and Photonic Bridges Holdings Inc, all of which are technology companies invested by Legend Capital. From 2000 to 2001, Mr. Chen served as a deputy director of Corporate Planning Department and Human Resource General Manager of Legend Group, which was renamed as Lenovo Group Limited in 2004, a Chinese leading IT product manufacturer. From 1992 to 2000, Mr. Chen was general manager of Legend Advanced System Ltd., a subsidiary of Legend Group specializing in system integration. From 1988 to 1992, Mr. Chen worked as manager in Shenzhen Electronics Group Co., Ltd., a Chinese company that is engaged in manufacture and sales of computer and electronics equipment. Mr. Chen received his bachelor’s degree in computer and application from Huazhong University of Science & Technology.

Ms. Ruby Lu has been a director of our company since May 2007. Ms. Lu is a partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including Dang Dang, a leading e-commerce retailer in China; Bitauto, a media player focusing on auto industry; and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996-2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.

Mr. Shan Zhong has been a director of our company since 2005. Mr. Zhong joined Joincare Pharmaceutical Group Industry Company Limited, a Chinese pharmaceutical company listed on Shanghai Stock Exchange, in 2001 and has been a deputy general manager since 2006. He also has served as a director of Livzon Pharmaceutical Group Inc., a leading pharmaceutical company in China listed on Shenzhen Stock Exchange, since April 2007, and China Continent Property & Casualty Insurance Co., Ltd., a Chinese property and casualty insurance company, since 2005. From 1994 to 2001, Mr. Zhong worked in audit department of Deloitte Touche Tohmatsu LLP. He was a fellow member of the Association of Chartered Certified Accountant. Mr. Zhong received his bachelor’s degree in applied chemistry from Huaqiao University.

Mr. Kui Zhou has been a director of our company since 2006. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of HDT Holding Technologies Inc., a China- based online advertising and marketing company, Best Partners Limited, a China-based mobile application company, SppayTech Holding Co. Ltd., a China-based mobile application company, Profit Star Limited, a China-based mobile application company, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. He was a deputy general manager of manufacture department of Zhongshan Telecom Device Limited, a Chinese company specializing in telecom device manufacture, from 1992 to 1997. From 1989 to 1992, Mr. Zhou worked as a director of power workshop for Southeast Tungsten Metallurgy, a Chinese metallurgy company. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University and his master’s of business administration degree from Tsinghua University.

Independent Directors

Mr. Daniel Mingdong Wu has been our independent director since October 2007. Mr. Wu has served as chief financial officer of Focus Media Holdings Limited, a China-based advertising company listed on the Nasdaq Global Market, since 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from 2004 until 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acted as chief financial officer of Wi-Comm United Communications Inc. from 2003 until 2004. From 2000 to 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a bachelor’s degree from the State University of New York at Buffalo and a master’s of business administration degree from Columbia Business School.

Mr. Samuelson S. M. Young has been our independent director since December 11, 2007. Mr. Young has over 19 years of experience in information technology, financial services and business management. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, and a senior advisor for the Greater China region of Silver Lake Partners, a U.S.-based investment firm focusing on large scale investments in technology and related growth industries, since 2006. From 1978 to 2006, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, Hong Kong and Tianjin, and was promoted to vice president of Financial Services Sector of IBM Asia Pacific in 2002. From 1995 to 1997, Mr. Young was a member of General Committee of Hong Kong Arts Festival Association and a consultant to the master’s program of business administration of The Hong Kong University of Science & Technology. Mr. Young received his bachelor’s degree in Applied Mathematics from the National Chung Hsing University, Taiwan.

Executive Officers

Mr. David Lifeng Chen is our president and has been working with us since 2001. He co-founded Heteng Software in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master’s of science degree in computer engineering from the University of California, Irvine and his bachelor’s of science degree in electrical engineering from Tongji University.

Mr. Sidney Xuande Huang has been our chief financial officer since 2006. Prior to joining us, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from 2005 to 2006. From 2004 to 2005, He served as the chief financial officer of 800buy China Limited, an e-commerce company in China. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and is a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College in New York City, where he graduated as class valedictorian.

Mr. Stanley Ying Zhou is our chief administration officer and has been working with us since 1999. Mr. Zhou founded the localization business division of Shanghai Science and Technology University Development Co., Ltd., a Chinese technology company, in 1995. Prior to that, Mr. Zhou was an associate professor in the computer science department at the Shanghai University of Science and Technology, from 1984 to 1999. Mr. Zhou received his bachelor’s degree in Computer Science from Shanghai University of Science and Technology.

Mr. Junbo Liu is our executive vice president and has been in charge of our research and development service business since January 2007. He has been working with us since 2005. Mr. Liu served as a member of the selection committee of California NGI program in 2002. He obtained a U.S. Air Force software award for his outstanding work in building a high performance resource allocation system in 1999. Mr. Liu received his Ph.D. degree in computer science from University of Bremen.

Mr. Kevin Zhong Liu is our executive vice president and has been in charge of corporate training since 2006. He has been working with us since 1998. From 1996 to 1998, Mr. Liu was a software engineer, and then a project manager of Hong Kong Royton Technologies, a Hong Kong company engaged in computer data storage system integration and service. Mr. Liu worked for Great Wall Software Co., Ltd., a Chinese company specializing in computer software and system integration, as a software engineer in the localization project of the OS/2 kernel, from 1995 to 1996. He was a software engineer of Yige Software Co., Ltd., a Chinese company specializing in computer system integration, from 1994 to 1995. Mr. Liu received his bachelor’s degree in computer science from Xi’an Jiaotong University.

Mr. Gerry Jianxin Lu is our executive vice president and has been in charge of IBM practice and co-head of our IT service practice since January 2007. He has been general manager of our Shanghai operations since 2005. He has been working with us since 1999. Mr. Lu received his bachelor’s degree in materials engineering from Tongji University.

Mr. Jeff Jian Wu is our executive vice president and has been in charge of our Microsoft business since 2005 and has served as co-head of our IT services business since 2007. Prior to that role, Mr. Wu was the center head of Peoplesoft China development center and vice president of corporate business development from 2004 to 2005. Before joining us, he served as the vice president of marketing at Wenditel Inc., an e-commerce company specializing in online payment in the United States from 2002 to 2004. He served as the chief technology officer of Ospect Inc, a US-based CRM software company, from 2000 to 2002. Previously, Mr. Wu worked for Cambridge Technology Partners, EDS, Chordiant and Ariba in various leading roles of product development, professional services and business line management. Mr. Wu received his master’s degree in computer science from the University of Southern California and his bachelor’s degree in computer science from Tongji University.

There is no family relationship between any of our directors or executive officers.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2007, we paid an aggregate of US$0.6 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2007, we paid an aggregate of approximately US$10,000 for the pension and other social insurance contributions for our executives. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 60-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without any of the above causes.

Pursuant to the employment agreement between us and our chief financial officer, Mr. Sidney Xuande Huang, in the case of termination of employment or removal from the current position due to a change-in-control event, all options granted to Mr. Huang shall become vested immediately and remain exercisable for a period of 12 months. In addition, Mr. Huang will be entitled to a severance payment in an amount equal to his then three-month base salary. For the purpose of this clause, a change-in-control event refers to acquisition by a third party of 51% or more beneficial ownership or voting securities of our company, a change in a majority of the incumbent directors resulted from a tender offer, proxy contest, merger or similar transaction, or liquidation, sale or otherwise disposition of all or substantially all of our total assets.

Share Incentive Plans

Grants Under 2005 Stock Plan

In November 2005, we adopted our 2005 Stock Plan and supplemented and amended the plan in April and May 2006, respectively. As of the date of this annual report, there are 4,172,179 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan.

2007 Share Incentive Plan

We have adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 1,100,000 ordinary shares plus an annual 3% increase of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted under our 2007 share incentive plan. As of the date of this annual report, there are 937,378 ordinary shares issuable upon exercise of our outstanding options and restricted share units under our 2007 Share Incentive Plan.

Plan Administration. Our board of directors, or our compensation committee will administer the 2007 Share Incentive Plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under our 2007 Share Incentive Plan.

•

Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable at the discretion of our plan administrator in one or more installments after the date of grant. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the optionholder for such time as may be required to avoid adverse accounting treatment, other property with a value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our plan administrator may approve from time to time.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Termination of the Share Incentive Plan. Unless terminated earlier, the 2007 Share Incentive Plan will expire in 2016. Our board of directors has the authority to amend or terminate the 2007 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

The following table summarizes, as of December 31, 2007, the outstanding options that we granted to our directors and officers under our share incentive plans.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Chris Shuning Chen	50,000 50,000 500,000	0.30 0.30 2.00	January 7, 2006 June 6, 2006 December 29, 2006	*	*
Hao Chen	*	0.30	January 7, 2006	*	*
Daniel Mingdong Wu	*	8.50	September 30, 2007	*	*
Samuelson S.M. Young	*	8.50	September 30, 2007	*	*
Shan Zhong	*	0.30	January 7, 2006	*	*
David Lifeng Chen	20,000 80,000 40,100	0.30 0.30 3.00	January 7, 2006 June 6, 2006 February 15, 2007	*	*
Sidney Xuande Huang	*	0.97 1.60 3.00 7.50	June 11, 2006 September 15, 2006 February 15, 2007 August 31, 2007	*	*
Stanley Ying Zhou	20,000 60,000 28,200	0.30 0.30 3.00	January 7, 2006 June 6, 2006 February 15, 2007	*	*
Junbo Liu	*	0.30 0.30 1.60 3.00	January 7, 2006 June 6, 2006 September 15, 2006 February 15, 2007	*	*
Kevin Zhong Liu	20,000 60,000 28,200	0.30 0.30 3.00	January 7, 2006 June 6, 2006 February 15, 2007	*	*
Gerry Jianxin Lu	*	0.30 0.30 1.60 3.00	January 7, 2006 June 6, 2006 September 15, 2006 February 15, 2007	*	*
Jeff Jian Wu	*	0.30 0.30 1.60 3.00	January 7, 2006 June 6, 2006 September 15, 2006 February 15, 2007	*	*
Directors and Executive officers as a group	2,310,400

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

**	Expiration date for the options will be the earlier of the tenth anniversary of the effective date of the grant of such options or the termination of the optionholder’s services.

C. Board Practices

In 2007, our directors met in person or via telecommunication devices 10 times and passed resolutions by unanimous written consent for 29 times. Most directors attended all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided he has declared his interest in accordance with our Articles of Association. Our board of directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no contract between us or any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Daniel Mingdong Wu, Mr. Samuelson S. M. Young and Ms. Ruby Lu. Mr. Wu is the chairman of our audit committee. Mr. Wu is a director with accounting and financial management expertise as required by the Corporate Governance Rules of the New York Stock Exchange, or the NYSE Rules. Messrs. Wu and Young satisfy the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K

•	under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Mr. Kui Zhou, Ms. Ruby Lu, Mr. Hao Chen and Mr. Daniel Mingdong Wu. Mr. Zhou is the chairman of our compensation committee. Mr. Wu satisfies the “independence” requirements of Section 303A of the NYSE Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Hao Chen, Mr. Daniel Mingdong Wu and Mr. Samuelson S. M. Young. Mr. Chen is the chairman of our corporate governance and nominating committee. Messrs. Wu and Young satisfy the “independence” requirements of Section 303A of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to the best interests of our company. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages on behalf of our company if a duty owed by our directors is breached.

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Chris Shuning Chen and Mr. Shan Zhong have been designated as Class A directors. Mr. Hao Chen, Mr. Kui Zhou and Ms. Ruby Lu have been designated as Class B directors. Our independent directors, Mr. Daniel Mingdong Wu and Mr. Samuelson S.M. Young have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

We view our employees as critical to our business operations and future prospects. We are committed to remaining among the industry’s preferred employers in China. As of December 31, 2005 2006 and 2007, we employed 1,186, 2,290 and 3,675 employees, including 1,015, 1,962 and 3,224 professionals, respectively. As of April 30, 2008, we employed 4,177 employees, including 3,650 professionals.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of June 20, 2008, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number (1)	%(2)
Directors and Executive Officers:
Chris Shuning Chen(3)	4,013,545	10.2
Hao Chen(4)	4,419,746	11.3
Ruby Lu(5)	6,024,748	15.3
Kui Zhou(6)	7,335,990	18.7
Shan Zhong(7)	2,678,646	6.8
Daniel Mingdong Wu	—	—
Samuelson S.M. Young	—	—
David Lifeng Chen(8)	419,688	1.1
Sidney Xuande Huang	—	—
Stanley Ying Zhou(9)	466,223	1.2
Kevin Zhong Liu(10)	466,223	1.2
Gerry Jianxin Lu(11)	*	*
Junbo Liu(12)	*	*
Jeff Jian Wu(13)	*	*
All Directors and Executive Officers as a Group(14)	26,200,871	65.6

Principal Shareholders:
DCM IV, L.P.(15)	5,875,334	15.0
LC Fund II(16)	4,416,100	11.2
Button Software Ltd.(17)	3,760,420	9.6
Sequoia Capital China I, L.P.(18)	3,250,031	8.3
Inno Global Technology Limited(19)	2,717,000	6.8
Sequoia Capital Growth Fund III(20)	3,028,011	7.7
Sequoia Capital China Principals Fund I, L.P.(21)	502,976	1.3
Sequoia Capital China Partners Fund I, L.P.(22)	373,438	1.0
DCM Affiliates Fund IV, L.P.(23)	149,414	0.4
Sequoia Capital Growth III Principals Fund(24)	148,201	0.4
Sequoia Capital Growth Partners III(25)	33,333	0.1

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership was calculated by dividing the number of shares beneficially owned by such person or group by the sum of 39,257,255, being the number of ordinary shares outstanding as of June 20, 2008, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after June 20, 2008.

(3)	Represents 3,760,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company and 253,125 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by TAIRON INVESTMENTS LIMITED, a British Virgin Islands company. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd. and TAIRON INVESTMENT LIMITED and, as such, exercises voting power on behalf of these two Shareholders on all matters of VanceInfo requiring shareholder approval. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(4)	Represents 4,416,100 ordinary shares held by LC Fund II and 3,646 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Hao Chen. Mr. Chen disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Chen is the 10/F, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China.

(5)	Represents 6,024,748 ordinary shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. Ms. Ruby Lu disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.

(6)	Represents 7,335,990 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund. Mr. Kui Zhou disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 2408, Air China Plaza, 36 Xiaoyun Road, Chao Yang District, Beijing 100027, People’s Republic of China.

(7)	Represents 2,717,000 ordinary shares held by the Inno Global Technology Limited., a British Virgin Island company wholly owned and controlled by Mr. Baoguo Zhu and 3,646 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Shan Zhong. Mr. Zhong disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Zhong is 23/F, Office Tower, Xin Xing Square Di Wang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen, People’s Republic of China.

(8)	Represents 343,400 ordinary shares held by David Chen’s family trust and 76,288 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. David Lifeng Chen. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(9)	Represents 406,065 ordinary shares and 60,158 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Charlene Limited, a British Virgin Islands company wholly owned and controlled by Mr. Stanley Ying Zhou. The business address for Mr. Zhou is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(10)	Represents 406,065 ordinary shares and 60,158 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Longsea Management Limited, a British Virgin Islands company wholly owned and controlled by Mr. Kevin Zhong Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(11)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Newrise Investments limited, a British Virgin Islands company wholly owned and controlled by Mr. Gerry Jianxin Lu. The business address for Mr. Lu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(12)	Represents ordinary shares held by Mr. Junbo Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(13)	Represents ordinary shares held by Mr. Jeff Jian Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.

(14)	Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(15)	Represents 5,875,334 ordinary shares held by DCM IV, L.P., a limited partnership incorporated in the Cayman Islands. The General Partner of DCM IV, L.P. is DCM Investment Management IV, L.P., which in turn is controlled by its managing members consisting of Katsujin David Chao, Dixon R. Doll, Peter W. Moran, Thomas B. Blaisdell, Carlton G. Amdahl and Hurst F. Lin. Each managing member disclaims beneficial ownership of the shares held by DCM Funds, except to the extent of each member’s pecuniary interest therein. The business address for DCM IV, L.P. is 2420 Sand Hill Road Suite 200, Menlo Park CA 94025, United States of America.

(16)	Represents 4,416,100 ordinary shares held by LC Fund II. LC Fund II is a Cayman Islands company majority owned by Right Lane Limited, which is ultimately controlled by Chinese Academy of Sciences, an academic institution owned by Chinese government as well as its employees. The business address for LC Fund II is 10th Floor, Tower A, Raycom Info. Tech Center No. 2 Ke Xue Yuan Nan Lu, Zhong Guan Cun, Haidian District, Beijing 100080, People’s Republic China.

(17)	Represents 3,760,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company ultimately owned by Mr. Chris Shuning Chen’s family trust. The business address for Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(18)	Represents 3,250,031 ordinary shares held by Sequoia Capital China I, L.P., a limited partnership incorporated in the Cayman Islands. Sequoia Capital China I, L.P. is ultimately controlled by Neil Nanpeng Shen and Fan Zhang. Mr. Shen and Mr. Zhang disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China I, L.P. is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(19)	Represents 2,717,000 ordinary shares held by Inno Global Technology Limited, a British Virgin Islands company wholly owned and controlled by Mr. Baoguo Zhu. The business address for Inno Global Technology Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(20)	Represents 3,028,011 ordinary shares held by Sequoia Capital Growth Fund III, an investment fund incorporated in the state of Delaware, USA with the registered address at 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025, United States of America. The general partner of Sequoia Capital Growth Fund III is Sequoia Capital Growth Fund III Management LLC. The managing members of Sequoia Capital Growth Fund III Management LLC are Mi5,875,334chael Moritz, Doug Leone, Michael Goguen, Mark Kvamme, Sameer Gandhi, Jim Goetz and Scott Carter. These management members disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein.

(21)	Represents 502,976 ordinary shares held by Sequoia Capital China Principals Fund I, L.P., a limited partnership incorporated in the Cayman Islands, which is ultimately controlled by Neil Nanpeng Shen and Fan Zhang. Mr. Shen and Mr. Zhang disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China Principals Fund I, L.P. is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(22)	Represents 373,438 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., a limited partnership incorporated in the Cayman Islands, which is ultimately controlled by Neil Nanpeng Shen and Fan Zhang. Mr. Shen and Mr. Zhang disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China Partners Fund I, L.P. is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(23)	Represents 149,414 ordinary shares held by DCM Affiliates Fund IV, L.P., a limited partnership incorporated in the Cayman Islands. The General Partner of DCM Affiliates Fund IV, L.P. is DCM

Investment Management IV, L.P., which in turn is controlled by its managing members consisting of Katsujin David Chao, Dixon R. Doll, Peter W. Moran, Thomas B. Blaisdell, Carlton G. Amdahl and Hurst F. Lin. Each managing member disclaims beneficial ownership of the shares held by DCM Funds, except to the extent of each member’s pecuniary interest therein. The business address for the DCM Affiliates Fund IV, LP is 2420 Sand Hill Road Suite 200, Menlo Park CA 94025, United States of America.

(24)	Represents 148,201 ordinary shares held by Sequoia Capital Growth III Principals Fund, an investment fund incorporated in the state of Delaware, USA. The general partner of Sequoia Capital Growth III Principals Fund is Sequoia Capital Growth Fund III Management LLC. The managing members of Sequoia Capital Growth Fund III Management LLC are Michael Moritz, Doug Leone, Michael Goguen, Mark Kvamme, Sameer Gandhi, Jim Goetz and Scott Carter. These management members disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital Growth III Principals Fund is 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025, United States of America.

(25)	Represents 33,333 ordinary shares held by Sequoia Capital Growth Partners III, an investment fund incorporated in the state of Delaware, USA. The general partner of Sequoia Capital Growth Partners III is Sequoia Capital Growth Fund III Management LLC. The managing members of Sequoia Capital Growth Fund III Management LLC are Michael Moritz, Doug Leone, Michael Goguen, Mark Kvamme, Sameer Gandhi, Jim Goetz and Scott Carter. These management members disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital Growth Partners III is 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025, United States of America.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

In August 2004, we acquired the IT services business and related assets of Wensi Chuangyi for an aggregate consideration of RMB14.8 million (US$1.8 million), including certain payment made to Heteng Software, a shareholder of Wensi Chuangyi, under software copyrights transfer agreements. Our four executives, Mr. Chris Shuning Chen, our chairman and chief executive officer, Mr. David Lifeng Chen, our chief operating officer, Mr. Stanley Ying Zhou, our chief administrative officer, and Mr. Kevin Zhong Liu, our executive vice president, jointly beneficially owned 30% of the equity interests in Heteng Software. In addition, the above four executives of our company also served as directors or executives of Heteng Software, Wensi Chuangyi, Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi.

In November 2004, we acquired 51% equity interest in Octiga Japan Inc., which was subsequently renamed as VanceInfo Japan, from Heteng Software, in consideration of RMB1.4 million (US$0.2 million) based on then net assets of VanceInfo Japan.

In November 2004, we borrowed RMB5 million (US$0.6 million) from Shenzhen Changna Investment Management Co., Ltd., an affiliate of Team Dragon International Limited, or Team Dragon, a holder of our ordinary shares then, at an annual interest rate of 6.5% in order to meet our temporary liquidity needs. We fully repaid the loan in March 2005.

In December 2004, we borrowed HK$4.7 million (US$0.6 million) from Inno Global Technology Limited, or Inno Global, a holder of our ordinary shares, at an annual interest rate of 6.5% in order to meet our temporary liquidity needs. We repaid the loan in March 2005.

In March 2005, we lent HK$9.5 million (US$1.2 million) and HK$5.0 million (US$0.6 million) to Button Software Ltd., or Button, a holder of our ordinary shares beneficially owned by several members of our management team at that time, and Team Dragon, respectively, at an annual interest rate of 2%. The loans were secured by pledges over our ordinary shares held by Button and Team Dragon, respectively. The loan to Button was repaid in November 2007.

In April 2006, we repurchased 2,990,000 ordinary shares from Team Dragon at a price of US$2.20 per share. Team Dragon used part of the proceeds from the repurchase to fully repay the loan it borrowed from us. These ordinary shares were automatically cancelled upon our purchase.

From February 2005 to September 2005, we provided system development and testing services to Shenzhen Taitai Pharmaceutical Co., Ltd., an affiliate of Inno Global. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms were comparable to terms that could have been obtained from independent third parties.

In March 2007, in connection with our acquisition of ITC, we lent RMB18.0 million (US$2.4 million) to Mr. Hao Yu and Mr. Wei Wei at an annual interest rate of 5%. The loans were secured by pledges on our ordinary shares held by Ultra Link Holdings Limited and Space Link Holdings Limited. The loan was repaid in September 2007.

In March 2007, we lent RMB20.0 million (US$2.6 million) to Airland International Limited, or Airland, and Bizexpress Limited, or Bizexpress, two holders of our ordinary shares, at an annual interest rate of 5%. The loans were secured by pledges over our ordinary shares held by Airland and Bizexpress. The loan will become due and payable on June 30, 2008.

In April 2007, we lent RMB3.2 million (US$0.4 million) to One Silver Development Limited, or One Silver, a holder of our ordinary shares, at an annual interest rate of 5%. The loan was secured by pledges on our ordinary shares held by One Silver. The loan was repaid in June, 2008.

From time to time we provide various IT services to Lenovo (Beijing) Co., Ltd., an affiliate of LC Fund II, a holder of our ordinary shares. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties.

In April 2007, we repurchased 30,000 shares of our Series A preferred shares from Harper Capital for US$0.1 million.

In May 2007, we repurchased 86,219 shares of our ordinary shares from Mr. Yonghui Zhu for US$0.4 million.

Other Share Issuances

In June and July 2004, we issued 25,000, 26,000 and 49,000 ordinary shares to Inno Global, Team Dragon, and Button, respectively, for an aggregate consideration of HK$23.6 million (US$3.0 million). Upon negotiations amongst the parties involved, the capital contributions to us by the shareholders were not in proportion to their respective equity ownerships and Button, a company controlled by members of our management, paid significant less than Inno Global as compensation. As a result, we recorded a compensation expense of US$0.3 million, representing the difference of the fair value of shares issued to Button and its capital contribution in 2004.

In March 2005, we issued a total of 11,400,000 ordinary shares, for an aggregate consideration of US$11,400, to Inno Global, Team Dragon and Button, respectively, according to their then respective shareholding proportions in our company.

In March 2005, we issued an aggregate of 7,000,000 shares of Series A preferred shares in a private placement at a price of US$1.0 per share. The investors in our Series A preferred shares private placement consisted of LC Fund II, which purchased 3,500,000 shares, DCM IV, L.P., which purchased 3,413,200 shares, and DCM Affiliates Fund IV, L.P., which purchased 86,800 shares. We also issued 175,000 shares of Series A preferred shares to Harper Capital for certain finance consulting services provided by the shareholder of Harper Capital.

In May 2006, we issued an aggregate of 2,990,000 shares of Series B-1 preferred shares in a private placement at a price of US$2.20 per share. The investors in our Series B-1 preferred shares private placement consisted of Sequoia Capital China I, L.P., which purchased 845,136 shares, Sequoia Capital China Partners Fund I, L.P., which purchased 97,111 shares, Sequoia Capital China Principals Fund I, L.P., which purchased 130,805 shares, Sequoia Capital Growth Fund III, which purchased 787,358 shares, Sequoia Capital Growth Partners III, which purchased 8,680 shares, Sequoia Capital Growth III Principals Fund, which purchased 38,558 shares, LC Fund II, which purchased 357,684 shares, DCM IV, L.P., which purchased 706,696 shares and DCM Affiliates Fund IV, L.P., which purchased 17,972 shares. We used the proceeds from our Series B-1 private placement to repurchase the 2,990,000 ordinary shares held by Team Dragon.

In May 2006, we issued an aggregate of 6,380,188 shares of Series B-2 preferred shares in a private placement at a price of US$2.8996 per share. The investors in our Series B-2 preferred shares private placement consisted of Sequoia Capital China I, L.P., which purchased 1,803,387 shares, Sequoia Capital China Partners Fund I, L.P., which purchased 207,220 shares, Sequoia Capital China Principals Fund I, L.P., which purchased 279,117 shares, Sequoia Capital Growth Fund III, which purchased 1,680,097 shares, Sequoia Capital Growth Partners III, which purchased 18,521 shares, Sequoia Capital Growth III Principals Fund, which purchased 82,278 shares, LC Fund II, which purchased 763,241 shares, DCM IV, L.P., which purchased 1,507,978 shares and DCM Affiliates Fund IV, L.P., which purchased 38,349 shares.

In February 2006, we issued 100,000 ordinary shares to Sures Corporation Limited as part of our acquisition of SureKAM’s international business division. In July 2006, we issued 86, 219 ordinary shares to Mr. Yonghui Zhu as part of our acquisition of Envisys. In March 2007, we issued 396,774 and 396,774 ordinary shares to Space Link and Ultra Link as part of our acquisition of ITC. In April 2007, we issued 667,386 and 246,007 ordinary shares to Airland and Bizexpress as part of our acquisition of Shanghai Solutions. In April 2007, we issued 147,272 ordinary shares to One Silver as part of our acquisition of Megainfo. In April 2007, we issued 84,076, 39,581, 11,150, 11,451 and 9,643 ordinary shares to Zhanhong Zhou, Gear Vantage Investment Limited, Li Ma, Wei Chen and Lin Zhao, respectively, as an earn-out consideration in connection with our acquisition of Prosoft. In April 2007, we issued 2,331 ordinary shares to Lu Chen, as part of our acquisition of SunBridges. In June 2007, we issued 49,141 ordinary shares to Global Mission Limited, as part of our acquisition of an additional 48.99% equity interest in VanceInfo Japan. In July 2007, we issued 102,661, 102,661 and 102,661 ordinary shares, respectively, to Cypress Hill Limited, Fortune Sea International Limited and Million International Limited, as part of our acquisition of Chosen. In June 2008, we issued 58,348 ordinary shares to NEC System in connection with our acquisition of 10% equity interest in Shanghai Solutions.

Warrants. In May 2006, we issued warrants to all holders of our Series B-1 and B-2 preferred shares to purchase up to US$2 million of our Series B-3 preferred shares at the exercise price of US$2.8996 per share, subject to adjustment based on share reclassification, split, subdivision or combination, according to the proportion of our Series B-1 and B-2 preferred shares that they hold respectively at the time of exercising the warrants. In August 2007, our shareholders amended our memorandum and articles of association to waive the redemption right of Series B-3 preferred shares.

In November 2007, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund, DCM IV, L.P. and DCM Affiliates Fund IV, L.P. exercised their warrants to purchase an aggregate of 607,238 of our Series B-3 preferred shares at a price of US$2.8996 per share. LC Fund II elected to exercise its warrants through the net exercise method, and in lieu of paying the warrant exercise price, LC Fund II received fewer Series B-3 preferred shares than what the warrants were otherwise exercisable for. The number of Series B-3 preferred shares LC Fund II received upon the exercise of its warrants was 54,365 calculated as (i) the number of Series B-3 preferred shares issuable under the warrants, multiplied by (ii) the initial public offering price per ordinary share minus the warrant exercise price per Series B-3 preferred share, and then divided by (iii) the initial public offering price per ordinary share.

Contractual Arrangements with Megainfo and Its Shareholder

Our relationships with Megainfo and its shareholder are governed by certain contractual arrangements. Under PRC laws, each of VanceInfo Beijing and Megainfo is an independent legal person and neither of them is liable for debts incurred by the other party. Other than pursuant to the contractual arrangements between VanceInfo Beijing and Megainfo, Megainfo does not transfer any other funds generated from its operations to VanceInfo Beijing.

On March 31, 2007, VanceInfo Beijing entered into an exclusive technology development and consultation agreement with Megainfo and Mr. Ming Zhao, its shareholder. The term of the exclusive technology development and consultation agreement is 10 years, unless terminated by VanceInfo Beijing by giving of a thirty days’ written notice. Mr. Zhao also executed a power of attorney in favor of Mr. Chris Shuning Chen. We are able to control Megainfo and the economic benefits of Megainfo through the following arrangements:

Equity Pledge. Mr. Zhao has pledged his 100% equity interest in Megainfo to guarantee the performance of Mr. Zhao and Megainfo’s obligations under the exclusive technology development and consultation agreement. If Megainfo or Mr. Zhao breaches its respective contractual obligations under the exclusive technology development and consultation agreement, VanceInfo Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Zhao has agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Megainfo without the prior written consent of VanceInfo Beijing.

Call Option. Mr. Zhao has irrevocably granted VanceInfo Beijing or its designated person an option to purchase, all or part of the equity interests in Megainfo. Subject to PRC laws then in effect, the exercise price for purchasing all of the share capital of Megainfo is RMB1.00. Pursuant to this call option, without the prior written consent of VanceInfo Beijing:

•	neither Mr. Zhao nor Megainfo may sell, transfer, pledge or otherwise dispose of, or permit any security interests to be imposed on Megainfo’s any assets, business or income;

•	except for the indebtedness created in the ordinary course of business, neither Mr. Zhao nor Megainfo may borrow or lend to any third party, or provide security to any third party;

•	Megainfo may not distribute any profits or dividends;

•	neither Mr. Zhao nor Megainfo may change any director, supervisor or executive manager of Megainfo; and

•	neither Mr. Zhao nor Megainfo may make any material decision or alteration with respect to Megainfo’s operations or financial management.

Power of Attorney. Mr. Zhao has executed a power of attorney in favor of Mr. Chris Shuning Chen irrevocably authorizing Mr. Chen to vote as his attorney-in-fact on all of the matters regarding Megainfo requiring shareholder approval, as long as Mr. Zhao is a shareholder of Megainfo.

Exclusive Technology Development and Consultation Services. VanceInfo Beijing has the exclusive and irrevocable right to provide Megainfo with IT consulting services in regard to its IT solutions as well as related technical consulting services. Megainfo agrees to pay monthly service fees to VanceInfo Beijing according to the actual services VanceInfo Beijing has provided in each month. In addition, from time to time VanceInfo Beijing may, at its sole discretion, from time to time adjust the services fees according to its actual service scope and content.

Employment Agreements

See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment Agreements.”

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation that, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

In August 2004, VanceInfo Beijing, our wholly owned subsidiary, acquired the IT services business and related assets from our predecessor, Wensi Chuangyi and its subsidiaries. On December 3, 2007, we received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang. Among others, this letter alleged that Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Beijing Heteng Software Technology Co., Ltd., or Heteng Software; and Heteng Software owns 100% of Wensi Chuangyi, our predecessor. Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng Software and its joint venture partners. This unspecified proprietary information allegedly has been utilized by Worksoft California and continues to be used by a Delaware subsidiary of VanceInfo. The letter stated that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng Software to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. The letter did not specify the amount of any claimed damages or costs.

We believe that the claims made in the letter are without merit. We have been advised by our PRC counsel, Jun He Law Offices, that the August 2004 transaction in which we acquired the IT services business and related assets of our predecessor was duly authorized and approved by both the seller, Wensi Chuangyi and its subsidiaries, and the buyer, VanceInfo Beijing, in accordance with PRC law, and that the transaction was effected in compliance with all applicable PRC laws and regulations. In addition, we believe that the level of share ownership in Octiga claimed by Mr. Jiang is substantially overstated.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from VanceInfo Beijing, our subsidiary in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our ADSs, each representing one ordinary share, have been listed on the NYSE since December 11, 2007. Our ADSs trade under the symbol “VIT.”

For the period from December 12, 2007 to May 31, 2008 the trading price of our ADSs on the NYSE has ranged from US$13.98 to US$4.9 per ADS. For the year ended December 31, 2007, the trading price ranged from US$10.95 to US$8.51 per ADS.

The following table provides the high and low trading prices for our ADSs on the NYSE for (1) the period from December 11, 2007 through December 31, 2007, and the first quarter of 2008, and (2) each of the past months of our ADSs’ trading history since our initial public offering.

	Trading Price
	High	Low
	US$	US$
Quarterly High and Low
Period from December 11, 2007 to December 31, 2007	10.95	8.51
First Quarter 2008	9.25	4.90
Monthly Highs and Lows
December 2007	10.95	8.51
January 2008	9.25	4.90
February 2008	8.32	5.00
March	8.00	5.19
April	9.18	6.45
May	13.98	8.32
June (through June 26) 2008	13.16	9.00

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing one ordinary share, have been listed on the NYSE since December 11, 2007 and have been trading under the symbol “VIT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issues

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-147601) originally filed with the SEC on November 23, 2007.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by the end of 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, including the effect of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss, although certain income tax treaties, including the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, include provisions that, if applicable, may treat gain or loss on a disposition of ADSs or ordinary shares as foreign source income or loss under certain circumstances. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the market price of our ADSs, the composition of our assets and income, and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2007.

We must make a separate determination each year (after the end of each such year) as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on the New York Stock Exchange and, consequently, we expect that, provided the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder’s pro rata share of the corporation’s ordinary earnings for the taxable year, and (ii) as long- term capital gain, such holder’s pro rata share of the corporation’s net capital gain for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund” election.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-147601, as amended) and the prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-147602) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 5, “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In December 2007, we completed an initial public offering of 6,300,000 ADSs on the NYSE at US$8.50 per ADS and issued additional 1,147,500 ADSs upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$55.8 million from our initial public offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including capital expenditures, such as in connection with establishing new offices to expand our delivery platform, and funding possible future strategic acquisitions.

As of December 31, 2007, our cash resources amount to US$78.2 million, comprised of cash on hand and demand deposits.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, solely because of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

Internal Control over Financial Reporting

Prior to our initial public offering in December 2007, we were a private company with limited accounting and other resources with which to adequately address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting for the year ended December 31, 2007. However, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm noted one material weakness, two significant deficiencies and other control deficiencies in our internal control over financial reporting. The material weakness identified by our independent registered public accounting firm was a lack of accounting policies and procedures manual in accordance with the U.S. GAAP. The significant deficiencies identified by our independent registered public accounting firm were: (i) lack of specialized personnel, such as internal audit directors and continuous training to our accounting personnel in relation to SEC reporting requirements and U.S. GAAP accounting and disclosure requirements; and (ii) lack of strengthened internal tax function to closely and timely monitor and address tax issues to minimize the potential tax exposures.

Following the identification of the material weaknesses, significant deficiencies and other control deficiencies, we have taken initiatives to improve our internal control over financial reporting and disclosure controls, including preparing the accounting policies and procedures manual, reinforcing the existing controls, recruiting additional internal auditors, and engaging an advisory firm to advise us on compliance with Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or in attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6, “Directors, Senior Management and Employees—Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, and any other persons who perform similar functions for us. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	2005	2006	2007
	(in $ thousands)
Audit fees(1)	Nil	245	2,140
Audit-related fees(2)	Nil	Nil	Nil
Tax fees(3)	Nil	Nil	109
All other fees(4)	Nil	Nil	Nil

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, and also other assurance services rendered in connection with our initial public offering in 2007.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means fees billed for tax compliance, tax advice, and tax planning services in 2007.

(4)	“All other fees” means aggregate fees billed for professional services rendered by our principal auditors, other than the audit fees and audit-related fees.

We engaged Deloitte Touche Tohmatsu CPA Ltd. in 2006. Accordingly, there were no fees billed to us by Deloitte Touche Tohmatsu CPA Ltd. prior to 2006.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of VanceInfo and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of July 30, 2007 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.2	Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of February 3, 2005 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.3	Series B Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of April 28, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

Exhibit Number	Description of Document
4.4	Stock Plan dated as of September 6, 2006 (English Translation), as amended in April and May 2006, including form of Award Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.5	Share Incentive Plan dated as of July 30, 2007 (English Translation), as supplemented on amended on August 1, 2007, including form of Award Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.6	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.7	Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.8	English Translation of Form of Employment Contract between Worksoft Creative Software Technology Ltd. and a Senior Executive Officer of it (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.9	English Translation of Asset Transfer Agreement between the Registrant and SureKAM Co., Ltd. as of September 6, 2005 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.10

English Translation of Equity Transfer Contract among VanceInfo Creative Software

Technology Ltd. and other parties thereto dated as of September 15, 2006 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.11

English Translation of Asset Transfer Agreement between VanceInfo Creative Software

Technology Ltd. and Beijing SunBridges Technologies Development Co., Ltd. dated as of

December 1, 2006. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.12

English Translation of Equity Transfer Contract among VanceInfo Creative Software

Technology Ltd., Hao Yu and Wei Wei dated as of March 15, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.13

English Translation of Power of Attorney between Ming Zhao and Chris Shuning Chen dated

March 31, 2007(incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.14

English Translation of Power of Attorney between Ming Zhao and Chris Shuning Chen dated

March 31, 2007(incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

Exhibit Number	Description of Document
4.15

English Translation of Exclusive Technology Development and Consultancy Agreement

among VanceInfo Creative Software Technology Ltd., Shanghai Megainfo Tech Co., Ltd. and

Ming Zhao dated as of March 31, 2007(incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.16

English Translation of Loan Agreement among the Registrant, Airland International Limited and Bizexpress Limited dated March 31, 2007(incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.17

English Translation of Equity Transfer Contract among VanceInfo Creative Software

Technology Ltd., Jilun Zhang and Rongbin Shi dated as of April 1, 2007 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.18

English Translation of Equity Transfer Contract between the Registrant and Jinsong Tang dated as of May 31, 2007(incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.19

English Translation of Equity Transfer Contract between VanceInfo Creative Software

Technology Ltd. and parties thereto dated as of July 29, 2007 (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.20

English Translation of Loan Agreement among the Registrant, Hao Yu, Wei Wei and other parties thereto dated as of March 15, 2007(incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.21

Master Services Agreement and Intellectual Property Assignment between VanceInfo

Creative Software Technology Ltd. and Microsoft (China) Co., Ltd. dated as of November 1,

2005 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.22

Technical Service Agreement between VanceInfo Creative Software Technology Ltd. and

International Business Machine China Company Limited dated as of September 13, 2004 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.23

English Translation of Premises Lease Contract between VanceInfo Creative Software

Technology Ltd. and Beijing Zhongguancun Huaxia Sci-Tech Co., Ltd. dated as of September

8, 2004, as amended as of January 28, 2005 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd..

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VANCEINFO TECHNOLOGIES INC.

By	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Date: June 27, 2008

VANCEINFO TECHNOLOGIES INC.

Report of Independent Registered Public

Accounting Firm

For the years ended December 31, 2005,

2006 and 2007

VANCEINFO TECHNOLOGIES INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.

We have audited the accompanying consolidated balance sheets of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (the “Group”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.

/s/Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

June 27, 2008

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share data)

	As of December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	20,565	76,835
Time deposit	—	1,371
Accounts receivable, net of allowance for doubtful accounts of $53 in 2006 and $342 in 2007	11,815	24,708
Prepaid expenses and other current assets	1,004	2,584
Loans to shareholders	—	3,277
Deferred income tax assets	—	18

Total current assets	33,384	108,793

Rental deposits	374	583
Property and equipment, net	5,000	7,999
Acquired intangible assets, net	1,711	4,618
Loans to shareholders	1,202	—
Goodwill	373	7,083

Total assets	42,044	129,076

Liabilities
Current liabilities:
Accounts payable	973	2,326
Accrued expenses and other payables	3,395	14,310
Income tax payable	133	341
Warrants	903	—
Deferred income tax liabilities-current	—	137

Total current liabilities	5,404	17,114

Deferred income tax liabilities-non current	179	954

Total liabilities	5,583	18,068

Commitments (Note 22)
Minority interest	173	630
Series A convertible redeemable preferred shares ($0.001 par value, 7,175,000, and nil shares authorized, issued and outstanding in 2006 and 2007, respectively)	7,837	—
Series B-1 convertible redeemable preferred shares ($0.001 par value, 2,990,000 and nil shares authorized, issued and outstanding in 2006 and 2007, respectively)	6,246	—
Series B-2 convertible redeemable preferred shares ($0.001 par value, 6,380,188 and nil shares authorized, issued and outstanding in 2006 and 2007, respectively)	17,565	—
Shareholders’ equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized in 2006 and 2007, respectively; 8,696,219 and 37,198,907 shares issued and outstanding in 2006 and 2007, respectively)	9	37
Additional paid-in capital	3,279	98,706
Accumulated other comprehensive income	575	2,285
Statutory reserves	55	924
Retained earnings	722	8,426

Total shareholders’ equity	4,640	110,378

Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	42,044	129,076

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and share related data)

	For the year ended December 31,
	2005	2006	2007
Revenues	16,111	30,126	64,458
Business tax	(630)	(1,075)	(1,744)

Net revenues	15,481	29,051	62,714
Cost of revenues (including share-based compensation of nil, $45 and $111 in 2005, 2006 and 2007, respectively)	(9,125)	(17,961)	(38,544)

Gross profit	6,356	11,090	24,170

General and administrative (including share-based compensation of $67, $632 and $808 in 2005, 2006 and 2007, respectively)	(3,026)	(6,140)	(13,838)
Selling and marketing (including share-based compensation of nil, $36 and $77 in 2005, 2006 and 2007, respectively)	(270)	(681)	(2,342)

Total operating expenses	(3,296)	(6,821)	(16,180)

Other operating income	102	54	860

Income from operations	3,162	4,323	8,850
Interest income	148	592	1,032
Interest expense	(17)	(4)	(47)
Exchange differences	(32)	(93)	317
Change in fair value of warrants	—	(405)	(357)

Income before income taxes and minority interest	3,261	4,413	9,795
Income tax expense	(2)	(2)	(174)

Income before minority interest	3,259	4,411	9,621
Minority interest in net income of consolidated subsidiary, net of tax	(24)	(35)	(52)

Net income	3,235	4,376	9,569
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(462)	(611)	(632)

Income attributable to holders of ordinary shares	2,773	3,765	8,937

Income per share
Basic-ordinary share	0.13	0.08	0.22
Basic-Series A convertible redeemable preferred share	0.29	0.24	0.40
Basic-Series B-1 convertible redeemable preferred share	N/A	0.25	0.40
Basic-Series B-2 convertible redeemable preferred share	N/A	0.33	0.51
Basic-Series B-3 convertible redeemable preferred share	N/A	N/A	0.22
Diluted-ordinary share	0.13	0.07	0.19

Weighted average shares used in calculating net income per share
Basic-ordinary share	11,530,684	9,605,507	11,426,183
Basic-Series A convertible redeemable preferred share	5,838,288	7,175,000	6,860,247
Basic-Series B-1 convertible redeemable preferred share	N/A	1,998,795	2,867,123
Basic-Series B-2 convertible redeemable preferred share	N/A	4,265,112	6,117,988
Basic-Series B-3 convertible redeemable preferred share	N/A	N/A	77,704
Diluted-ordinary share	11,530,684	10,205,449	13,446,087

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Subscription receivable	Additional paid-in capital	Shares issuable in connection with business acquisitions	Accumulated other comprehensive income	Statutory reserves	Retained earnings	Total shareholders’ equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2005	100,000	1	—	3,323	—	(7)	—	42	3,359
Issuance of ordinary shares	11,400,000	11	(9)	—	—	—	—	—	2
Shares issuable in connection with SureKAM acquisition (Note 4)	—	—	—	—	81	—	—	—	81
Discount on loans to shareholders	—	—	—	(245)	—	—	—	—	(245)
Share-based compensation	—	—	—	67	—	—	—	—	67
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	—	(462)	(462)
Provision for statutory reserve	—	—	—	—	—	—	52	(52)	—
Foreign currency translation adjustment	—	—	—	—	—	128	—	—	128	128
Net income	—	—	—	—	—	—	—	3,235	3,235	3,235

Balance as of December 31, 2005	11,500,000	12	(9)	3,145	81	121	52	2,763	6,165	3,363

Issuance of ordinary shares	186,219	—	—	208	(81)	—	—	—	127
Repurchase of ordinary shares	(2,990,000)	(3)	—	(787)	—	—	—	(5,803)	(6,593)
Collection of subscription receivable	—	—	9	—	—	—	—	—	9
Share-based compensation	—	—	—	713	—	—	—	—	713
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	—	(611)	(611)
Provision for statutory reserve	—	—	—	—	—	—	3	(3)	—
Foreign currency translation adjustment	—	—	—	—	—	454	—	—	454	454
Net income	—	—	—	—	—	—	—	4,376	4,376	4,376

Balance as of December 31, 2006	8,696,219	9	—	3,279	—	575	55	722	4,640	4,830

Repurchase of ordinary shares	(86,219)	—	—	(127)	—	—	—	(304)	(431)
Repurchase of Series A convertible redeemable preferred shares	—	—	—	—	—	—	—	(60)	(60)
Issuance of ordinary shares in connection with business acquisitions	2,369,569	2	—	4,525	—	—	—	—	4,527
Deemed dividend on series A convertible redeemable preferred shares	—	—	—	—	—	—	—	(632)	(632)
Removal of redemption rights of Series B-3 convertible redeemable preferred shares (Note 17)	—	—	—	1,260	—	—	—	—	1,260
Conversion of preferred shares upon initial public offering (“IPO”)	18,771,838	19	—	33,993	—	—	—	—	34,012
Issuance of ordinary shares upon IPO	7,447,500	7	—	54,780	—	—	—	—	54,787
Share-based compensation	—	—	—	996	—	—	—	—	996
Provision for statutory reserve	—	—	—	—	—	—	869	(869)	—
Foreign currency translation adjustment	—	—	—	—	—	1,710	—	—	1,710	1,710
Net income	—	—	—	—	—	—	—	9,569	9,569	9,569

Balance as of December 31, 2007	37,198,907	37	—	98,706	—	2,285	924	8,426	110,378	11,279

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	3,235	4,376	9,569
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	24	35	52
Share-based compensation	67	713	996
Depreciation and amortization of property and equipment	235	749	1,776
Amortization of intangible assets	65	116	761
Allowance for doubtful accounts	—	—	287
Loss on disposal of property and equipment	34	3	189
Changes in fair value of loans to shareholders	(85)	(104)	(83)
Change in fair value of warrants	—	405	357
Changes in operating assets and liabilities:
Rental deposits	(160)	(148)	(107)
Accounts receivable	(2,281)	(4,745)	(7,910)
Accrued interest income	—	—	(96)
Prepaid expenses and other current assets	(128)	(395)	(968)
Deferred tax assets-current	—	—	(18)
Accounts payable	147	526	734
Accrued expenses and other payables	623	894	1,815
Income tax payable	(22)	2	30
Deferred tax liabilities-current	—	—	132
Deferred tax liabilities-non current	—	—	(37)

Net cash provided by operating activities	1,754	2,427	7,479

Cash flows from investing activities:
Purchase of property and equipment	(1,457)	(3,637)	(3,681)
Loans to shareholders	(1,894)	—	(4,086)
Repayments from shareholders for loans advanced	—	635	3,713
Consideration paid for business acquisitions (net of cash acquired of nil , $169 and $2,214 in 2005, 2006 and 2007, respectively)	(255)	(819)	(3,852)
Proceeds from disposal of property and equipment	21	92	2
Time deposit	—	—	(1,371)

Net cash used in investing activities	(3,585)	(3,729)	(9,275)

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(In U.S. dollars in thousands)

	For the year ended December 31,
	2005	2006	2007
Cash flows from financing activities:
Repayments to shareholders for loans raised	(1,207)	—	—
Repayments of loans assumed in Prosoft acquisition	—	(362)	—
Collection of subscription receivable	—	9	—
Proceeds from issuance of Series A convertible redeemable preferred shares	6,764	—	—
Proceeds from issuance of Series B-1, B-2 and B-3 convertible redeemable preferred shares and warrants	—	24,309	1,761
Proceeds from issuance of ordinary shares	2	—	—
Proceeds from issuance of ordinary shares upon IPO (net of $7,469 issuance costs paid)	—	—	55,835
Repurchase of ordinary shares	—	(6,593)	(431)
Repurchase of Series A convertible redeemable preferred shares	—	—	(90)
Proceeds from short-term borrowings	—	—	1,183
Repayments of loans assumed in business acquisitions	—	—	(517)

Net cash provided by financing activities	5,559	17,363	57,741

Effect of exchange rate changes	(12)	67	325
Cash and cash equivalents at beginning of year	721	4,437	20,565
Net increase in cash and cash equivalents	3,728	16,061	55,945

Cash and cash equivalents at end of year	4,437	20,565	76,835

Supplemental disclosures of cash flow information
Income tax paid	22	2	26

Interest paid	16	37	39

Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued and to be issued	81	127	4,528
Cash consideration paid	255	988	6,066
Outstanding consideration payable	39	63	3,867

Net assets acquired (including intangible assets of $395, $254 and 3,203 in 2005, 2006, 2007, respectively)	375	1,178	14,461

Payable for purchase of property and equipment	67	143	96

Removal of redemption rights of Series B-3 convertible redeemable preferred shares (Note 17)	N/A	N/A	1,260

Accrued issuance costs related to IPO	N/A	N/A	1,048

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

VanceInfo Technologies Inc. (“VanceInfo” or the “Company”), formerly known as Thinkplus Investments Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on April 19, 2004 and was re-domiciled to the Cayman Islands on October 10, 2005.

VanceInfo, its subsidiaries and its variable interest entity (the “VIE”) (collectively the “Group”) are principally engaged in the provision of information technology services (“IT services”) that mainly include quality assurance testing, application development and maintenances, research and development, globalization and localization, and enterprise solutions in the People’s Republic of China (“PRC”).

As of December 31, 2007, the Group’s subsidiaries and VIE were as follows:

Subsidiaries	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of ownership
VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”)	July 2, 2004	PRC	100%
VanceInfo Japan Inc. (“VanceInfo Japan”)	November 25, 2004	Japan	99.9%
VanceInfo Creative Software Technology Ltd. (“VanceInfo BVI”)	August 6, 2004	BVI	100%
VanceInfo Technologies Inc. (“VanceInfo US”)	November 29, 2005	United States of America (“US”)	100%
VanceInfo Technologies Limited (“VanceInfo Hong Kong”)	March 27, 2007	Hong Kong	100%
VanceInfo Information Technologies Limited (“VanceInfo Tian Jing”)	November 15, 2007	PRC	100%
Beijing Prosoft Software Technology Co., Ltd. (“Prosoft”)	September 19, 2006	PRC	100%
Beijing Innovation Technology Co. Ltd. (“ITC”)	March 19, 2007	PRC	100%
Shanghai Solutions Software Co., Ltd. (“Solutions”)	May 29, 2007	PRC	75%
Beijing Chosen Technology Co. Ltd. (“Chosen”)	July 31, 2007	PRC	100%

VIE
Shanghai Megainfo Tech Co., Ltd. (“Megainfo”)	April 1, 2007	PRC	—

On August 31, 2004, through VanceInfo Beijing, VanceInfo acquired the IT services business and related assets of Beijing Wensi Chuangyi Software Technology Co., Ltd. (“Wensi Chuangyi”) and its subsidiaries, the predecessor of VanceInfo, for a cash consideration of $1,784. Wensi Chuangyi was established under the laws of the PRC in 1995 and engaged in the provision of localization and quality assurance testing services. In 2001, Wensi Chuangyi was merged into Beijing Heteng Software Technology Co., Ltd (“Heteng”), an IT services company in the PRC. Management of Wensi Chuangyi owned 30% of Heteng after the merger transaction. The acquisition of Wensi Chuangyi was accounted for as a purchase business combination with net assets recorded at their fair market value at the date of acquisition, with a reallocation of negative goodwill of $3,864. Before the acquisition of Wensi Chuangyi, the Group did not have significant operations. The Group consolidated the operating results of the IT services business of Wensi Chuangyi from the date of the acquisition.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The purchase price, after the reallocation of negative goodwill, was allocated as follows:

		Amortization period
Accounts receivable	666
Property and equipment	105
Intangible assets:
Trade name	604	Indefinite 10 years
Customer base and relationship	528
Deferred tax liabilities	(119)

Total	1,784

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of VanceInfo, its majority owned subsidiaries and VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives and impairment of property and equipment, impairment of goodwill, economic lives of intangible assets, valuation allowance for deferred tax assets, and stock-based compensation expense. Actual results could differ from those estimates.

Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the IT services industry.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

Movement of allowance for doubtful accounts is as follows:

	Balance as of beginning of the year	Charge to expense	Reduction	Exchange adjustment	Balance as of end of the year
2006	52	—	—	1	53
2007	53	287	—	2	342

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Furniture and office equipment	5 years
Motor vehicles	5 years
Computers and software	5 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Acquired intangible assets with finite lives, net

Acquired intangible assets with finite lives, net are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

Contract backlog	0.3-1 year
Customer base and relationship	3-10 years
Non-compete Agreement	3-4 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Impairment of goodwill and indefinite-lived intangible assets

The Group annually, or more frequently if the Group believes indicators of impairment exist, reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible asset not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

The Group has determined to perform the annual impairment tests on December 31 of each year. The Group did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2005, 2006 or 2007.

Revenue recognition

The Group derives revenues from IT services.

The majority of the contracts are for the provision of services performed on a time-and-material basis. For time-and-material contracts, the Group may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services. The Group bills customers for related service performance based on pre-agreed charge rates. Customers may terminate contracts before completion and revenue is considered to be realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. Thus, the revenues from this type of contract are recognized as the billable services are rendered. Software developed by the Group on behalf of its customers is transferred in its entirety to the customer. Revenues recognized for time-and-material contracts amounted to $15,758, $29,243 and $58,361 for the years ended December 31, 2005, 2006 and 2007, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

The remaining revenues are earned from fixed-price contracts. Revenue from fixed-price contracts require the Group to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized as per the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports. The Group estimates the man-hours involved in achieving each of these milestones and when the milestone is achieved the Group recognizes a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against its latest estimate of the total man-hours to be incurred in performing the contract. Revenues recognized for fixed-price contracts amounted to $353, $883 and $6,097 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Group does not normally enter into maintenance service arrangements for fixed-price contracts. In 2007, the Group performed one contract which involved initial IT services, software resale, and maintenance service which is considered postcontract customer supports (“PCS”). Since the Group did not establish the vender-specific objective evidence of the fair value of each element of the contract, the contract amount was recognized as revenue ratably over the period of PCS, which was the only undelivered element in the arrangement, in accordance with guidance of AICPA Statement of Position 97-2, Software Revenue Recognition.

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed in accordance with Emerging Issues Task Force (“EITF”) 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.

The Group accounts for volume discounts and pricing incentives to customers using the guidance of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Group’s arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. The discounts are passed to the customer either as cash payments or as a reduction of payments due from the customer. The Group has recorded its revenue rebate as reduction in revenues appropriately at the time of sales.

Business tax

The Group’s PRC subsidiaries and VIE are subject to business tax at rate of 5% of total revenues for certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

Government subsidies

The Group receives non-repayable subsidies from PRC local government agencies for meeting certain conditions, such as locating its office in a certain district or passing certain technological certification. The subsidies are recorded in other operating income of the consolidated statements of operations in the period in which the right to receive such subsidies is established.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $20, $20 and $52 for the years ended December 31, 2005 , 2006 and 2007, respectively, and have been included as part of selling and marketing expenses.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN No. 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group adopted the provisions of FIN No. 48 effective January 1, 2007. The adoption of FIN No. 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007. The Group did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007. The Group classifies interest, if any, as a component of its income tax provision.

Foreign currency translation

VanceInfo, VanceInfo BVI and VanceInfo US use the United States dollar (“U.S. dollar”) as their functional currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation — continued

The financial records of VanceInfo Beijing, VanceInfo TianJing, Prosoft, Solution, ITC, Megainfo, Chosen, VanceInfo Japan, and VanceInfo Hong Kong are maintained in Renminbi, Japanese Yen (“JPY”), or Hong Kong Dollar, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

The Group uses the U.S. dollar as its reporting currency.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.

Details of customers accounting for 10% or more of total revenues are as follows:

	For the year ended December 31,
	2005	2006	2007
	%	%	%
Customer
A	34	25	14
B	24	28	20

Details of customers accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2005	2006	2007
	%	%	%
Customer
A	42	39	18
B	13	18	13

Fair value of financial instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to their short-term maturities.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value of financial instruments — continued

The carrying value of loans to shareholders, which is based on discounted cash flows using current interest rates, approximates their fair value.

The carrying value of warrants as of December 31, 2006 is the fair value, which was determined by the Group using the Black Scholes option pricing model with the assistance of an independent third-party appraiser (Note 17).

Share-based payments

Share-based payment transactions with employees, such as stock options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued in accordance with the FASB Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share-Based Payment, and recognized, net of forfeiture rate, as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital. SFAS No. 123(R) was effective for the year beginning after January 1, 2006, with early adoption permitted. The Group early adopted the provision of SFAS No. 123(R) in 2005 when the Group adopted 2005 Stock Option Plan, the first share-based payment arrangement of the Group.

Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Net income per share

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group has used the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, undistributed net income is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares because preferred shares are not contractually obligated to share the loss.

The Group had convertible redeemable preferred shares, stock options, warrants, nonvested shares, and ordinary shares to be issued contingent upon the satisfaction of certain conditions in connection with business acquisitions, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the warrants, stock options and nonvested shares is computed using the treasury stock method.

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards — continued

for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combination, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring them be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 160 may have on its consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, to improve financial reporting about derivative instruments and hedging activities by requiring

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards — continued

enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk related. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group does not expect the adoption of SFAS No. 161 to have a material impact on its financial statements.

3. SEGMENT INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

Geographic information

Although the Group has subsidiaries and VIE in the PRC, Japan and the US, the Group’s long lived assets are primarily located in the PRC.

The following table summarizes the Group’s net revenues in different geographic locations:

	For the year ended December 31,
	2005	2006	2007
US	13,325	24,717	43,153
PRC	718	2,065	7,329
Japan	1,040	1,548	5,828
Europe	337	714	6,283
Others	61	7	121

Total	15,481	29,051	62,714

Geographic area data are based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS

The Group had the following acquisitions for 2005, 2006 and 2007:

Acquisition of SureKAM’s business

On September 9, 2005, VanceInfo, through VanceInfo Beijing, acquired the operating business of the International Business Division of Beijing SureKAM Technology Co., Ltd. (“SureKAM”), a software development outsourcing service provider for a cash consideration of $294 and 100,000 ordinary shares of VanceInfo at a fair value of $0.81 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. Cash consideration of $255 was paid in 2005 with the remaining cash consideration of $39 paid in 2007. The 100,000 shares issuable as of December 31, 2005 were recorded in shareholders’ equity at the aggregate fair value of $81 and were later reallocated to common stock and additional paid-in capital upon subsequent delivery of shares in February 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141 Business Combination. The acquired net assets were recorded at their fair market value at the date of acquisition, with a reallocation of negative goodwill of $1,087. The aggregate purchase price of $375 consisted of the following:

Cash consideration	294
Value of ordinary shares	81

Total	375

The purchase price, after the reallocation of negative goodwill, was allocated as follows:

		Amortization period
Intangible assets:
Contract backlog	2	1 year
Customer base and relationship	393	10 years
Other net liabilities acquired	(20)

Total	375

The unaudited pro forma information of the SureKAM acquisition as if the acquisition had occurred on January 1, 2005 is not presented because the Group believes it is impracticable to do so.

Acquisition of Envisys’s business

On January 1, 2006, the Group acquired the operating business of Envisys Inc. (“Envisys”), an enterprise solutions service company for a cash consideration of $200 and 86,219 ordinary shares of VanceInfo at a fair value of $1.47 per ordinary share as of the acquisition date. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Envisys’s business — continued

of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $327 consisted of the following:

Cash consideration	200
Value of ordinary shares	127

Total	327

The purchase price was allocated as follows:

		Amortization period
Intangible assets:
Contract backlog	2	0.33 year
Customer base and relationship	44	3 years
Non-compete agreement	1	3 years
Goodwill	281
Other net liabilities acquired	(1)

Total	327

The unaudited pro forma information of the Envisys acquisition as if the acquisition had occurred on January 1, 2005 is not presented because the Group believes it is impracticable to do so.

Acquisition of Prosoft’s equity interest

On September 19, 2006, the Group acquired a 100% equity interest in Prosoft, a software development outsourcing service provider focused on telecom research and development, for an initial cash consideration of $627, which was paid in 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $660 consisted of the following:

Cash consideration	627
Cost of transaction	33

660

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Prosoft’s equity interest — continued

The purchase price was allocated by the Group with the assistance of an independent third-party appraiser, as follows:

		Amortization period
Cash acquired	169
Accounts receivable	964
Other current assets	131
Property and equipment	240
Intangible assets:
Contract backlog	5	0.4 year
Customer base and relationship	125	5.3 years
Non-compete agreement	6	3 years
Goodwill	76
Short-term loans	(612)
Other current liabilities	(435)
Deferred income tax liabilities	(9)

Total	660

On April 1, 2007, in light of the attainment of the 2006 operating objective and 2007 revenue outlook, the Group agreed to accelerate the contingent payment and settled the final payment for the acquisition of Prosoft with additional cash of $508 and 155,901 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $774 was recorded as an addition to the goodwill.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005, and 2006 of the Group as if the acquisition had occurred on January 1, 2005 and 2006. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2005	2006
	(unaudited)	(unaudited)
Pro forma revenue	18,974	32,375
Pro forma net income	3,244	4,474
Pro forma net income per ordinary share-basic	0.13	0.08
Pro forma net income per Series A convertible redeemable preferred share-basic	0.29	0.25
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	N/A	0.26
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	N/A	0.33
Pro forma net income per ordinary share-diluted	0.13	0.08

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of SunBridges’s business

On December 1, 2006, the Group acquired the operating business of SunBridges Technology Ltd., (“SunBridges”), an outsourcing service company, for an initial cash consideration of $191 which was paid in 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization period
Intangible assets:
Contract backlog	18	1 year
Customer base and relationship	47	5 years
Non-compete agreement	6	3 years
Goodwill	8
Other net assets acquired	112

Total	191

On April 1, 2007, the Group settled the final payment for the acquisition of SunBridge with additional cash of $107 and 2,331 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $111 was recorded as an addition to the goodwill in 2007.

The unaudited pro forma information of the SunBridges acquisition as if the acquisition had occurred on January 1, 2005, and 2006 is not presented because the Group believes it is impracticable to do so.

Acquisition of ITC’s equity interest

On March 19, 2007, the Group acquired a 100% equity interest in ITC, a professional outsourcing service provider, for an initial equity consideration of 793,548 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. In accordance with guidance from SFAS No.141, Business Combination, $1,810 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price consisted of the following:

Value of ordinary shares	1,357
Contingent consideration recognized	1,810
Cost of transaction	76

Total	3,243

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of ITC’s equity interest — continued

The purchase price was allocated as follows:

		Amortization period
Cash acquired	226
Loans to shareholders	1,313
Other current assets	810
Property and equipment	158
Intangible assets:
Contract backlog	103	0.3 year
Customer base and relationship	1,153	7.8 years
Non-compete agreement	282	3.8 years
Deferred income tax liabilities	(252)
Current liabilities	(550)

Total	3,243

Pursuant to the terms of original purchase agreement, in addition to the initial share consideration, an additional cash consideration, based on the earnings of ITC for 2007, was determined to be $4,649, of which $3,456 was paid as of December 31, 2007. The additional cash consideration, after netting off the $1,810 contingent consideration recorded as of the date of acquisition, was recorded as an addition to the goodwill in 2007.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2006	2007
	(unaudited)	(unaudited)
Pro forma revenue	32,120	65,171
Pro forma net income	4,831	9,658
Pro forma net income per ordinary share-basic	0.10	0.23
Pro forma net income per Series A convertible redeemable preferred share-basic	0.26	0.40
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.27	0.40
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.35	0.52
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	N/A	0.23
Pro forma net income per ordinary share-diluted	0.09	0.19

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Solutions’ equity interest

On April 1, 2007, the Group entered into an equity transfer agreement to acquire a 75% equity interest in Solutions, a professional outsourcing service provider, for an initial equity consideration of 913,393 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share on April 1, 2007, the date of the share issuance. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. In accordance with guidance from SFAS No.141, $394 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

The transaction was closed on May 29, 2007, which was determined as the date of acquisition.

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate initial purchase price of $2,014 consisted of the following:

Value of ordinary shares	1,562
Contingent consideration recognized	394
Cost of transaction	58

Total	2,014

The purchase price was allocated as follows:

		Amortization period
Cash acquired	1,804
Other current assets	1,328
Property and equipment	277
Intangible assets:
Customer base and relationship	187	9.6 years
Non-compete agreement	21	3.8 years
Deferred income tax liabilities	(51)
Short-term loan	(261)
Other current liabilities	(672)
Minority interest	(619)

Total	2,014

Pursuant to the terms of original purchase agreement, an additional cash consideration was determined, based on the operating results of Solution in 2007, to be $62, which will be paid in 2008. Since $394, the contingent consideration recognized as of the date of acquisition was more than $62, the determined additional cash consideration. The excess of $332 was allocated as a pro rata reduction of the carrying amounts of acquired non-current assets in accordance with the guidance of SFAS No. 141.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Solutions’ equity interest — continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2006	2007
	(unaudited)	(unaudited)
Pro forma revenue	34,577	65,890
Pro forma net income	4,916	9,505
Pro forma net income per ordinary share-basic	0.10	0.22
Pro forma net income per Series A convertible redeemable preferred share-basic	0.26	0.39
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.28	0.40
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.36	0.51
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	N/A	0.22
Pro forma net income per ordinary share-diluted	0.09	0.19

Acquisition of Megainfo

Megainfo is a professional outsourcing service provider. On March 31, 2007, the Group entered into a series of agreements with Megainfo and the shareholder of Megainfo, through which Megainfo became the consolidated variable interest entity of the Group. The acquisition was accounted for as a business combination in accordance with SFAS No. 141.

Megainfo and its shareholder entered into an exclusive technology development and consulting agreement with VanceInfo Beijing on March 31, 2007:

•

Service fees: VanceInfo Beijing provides exclusive technology development and consulting services to MegaInfo. Megainfo pays VanceInfo Beijing monthly service fees in the amount determined by VanceInfo Beijing.

•

Call option: The shareholder of Megainfo irrevocably granted VanceInfo Beijing or its designated third party an exclusive option to purchase from Megainfo’s shareholder, to the extent permitted under the laws of the PRC, all or part of the equity interests in Megainfo, for consideration of RMB1.

•

Equity pledge: Under the equity pledge, the shareholder of Megainfo pledged all of his equity interests, including the right to receive declared dividends, in Megainfo to Vanceinfo Beijing to guarantee Megainfo and its shareholder’s performance of their obligations under the exclusive technology development and consulting agreement.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Megainfo — continued

The term of the exclusive technology development and consultation agreement is ten years, unless terminated by VanceInfo Beijing by giving a thirty days’ written notice.

Further, the shareholder of Megainfo also signed an authorization letter on March 31, 2007, according to which the shareholder has executed a power of attorney in favor of a designee of Vanceinfo Beijing irrevocably authorizing the designee to vote as his attorney-in-fact on all of the matters regarding Megainfo requiring shareholder approval, as long as he is a shareholder of Megainfo.

Through the above contractual arrangements, the Group has obtained a 100% shareholders’ voting interest in Megainfo and may receive substantially all of the net income of Megainfo through the service fees as determined by the Group. As a result, the Group receives substantially all of Megainfo’s expected residual returns and is the primary beneficiary of Megainfo. Pursuant to FIN No. 46 (Revised 2003), Consolidation of Variable Interest Entities-an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, the Group consolidated Megainfo as of March 31, 2007, the date of acquisition.

The Group acquired Megainfo with an initial cash consideration of $776 and 147,272 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. Additional contingent consideration in cash or shares to be determined based on specified earnings objectives for the twelve-month period ending March 31, 2008 will be paid in 2008. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. In accordance with guidance from SFAS No.141, $79 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,165 consisted of the following:

Cash consideration	776
Value of ordinary shares	252
Contingent consideration recognized	79
Cost of transaction	58

Total	1,165

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Megainfo — continued

The purchase price was allocated as follows:

		Amortization period
Property and equipment	220
Intangible assets:
Contract backlog	5	0.3 year
Customer base and relationship	534	4.8 years
Non-compete agreement	43	3 years
Deferred income tax liabilities	(154)
Other net assets acquired	517

Total	1,165

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2006	2007
	(unaudited)	(unaudited)
Pro forma revenue	33,059	65,070
Pro forma net income	4,498	9,244
Pro forma net income per ordinary share-basic	0.08	0.21
Pro forma net income per Series A convertible redeemable preferred share-basic	0.25	0.38
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.26	0.39
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.33	0.50
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	N/A	0.21
Pro forma net income per ordinary share-diluted	0.08	0.18

Acquisition of Additional Equity Interest of VanceInfo Japan

On May 31, 2007, the Group acquired an additional 48.99% equity interest in VanceInfo Japan, a subsidiary of the Company, for an initial consideration of $111 in cash and 49,141 ordinary shares of VanceInfo at a fair value of $1.99 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. Additional contingent consideration in cash and shares to be determined based on specified

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Additional Equity Interest of VanceInfo Japan — continued

earnings objectives in a predefined future period will be paid in 2008. Upon the completion of the transaction, the Group’s total equity interest in VanceInfo Japan increased from 51% to 99.99%. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $217 consisted of the following:

Cash consideration	111
Value of ordinary shares	98
Cost of transaction	8

Total	217

The purchase price was allocated as follows:

		Amortization period
Intangible assets:
Customer base and relationship	7	5.6 years
Non-compete agreement	6	3.6 years
Goodwill	16
Minority interest	188

Total	217

Acquisition of Chosen’s equity interest

On July 31, 2007, the Group acquired a 100% equity interest in Beijing Chosen Technology Co., Ltd. (“Chosen”), a PRC company engaged in SAP consulting and implementation services, for an initial consideration of $858 in cash and 307,983 ordinary shares of VanceInfo at a fair value of $3.21 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of an appraisal by an independent third-party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,897 consisted of the following:

Cash consideration	858
Value of ordinary shares	989
Cost of transaction	50

Total	1,897

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

4. ACQUISITIONS — continued

Acquisition of Chosen’s equity interest — continued

The purchase price was allocated as follows:

		Amortization period
Cash acquired	82
Accounts receivable	1,150
Other current assets	35
Property and equipment	62
Intangible assets:
Customer base and relationship	1,061	5.4 years
Non-compete agreement	132	4 years
Goodwill	354
Current liabilities	(674)
Deferred income tax liabilities	(305)

Total	1,897

Additional cash and share contingent consideration to be determined based on specified earnings objectives predefined for the six-month period ended December 31, 2007 and twelve-month period ending December 31, 2008 will be paid in 2008 and 2009, respectively.

Pursuant to the terms of original purchase agreement, in addition to the initial share and cash consideration, an additional cash consideration, based on earnings of Chosen for the six-month period ended December 31, 2007, was determined to be $2,533, which will be paid in 2008. The additional cash consideration was recorded as an addition to the goodwill in 2007.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2006	2007
	(unaudited)	(unaudited)
Pro forma revenue	30,815	66,885
Pro forma net income	4,240	10,073
Pro forma net income per ordinary share-basic	0.07	0.24
Pro forma net income per Series A convertible redeemable preferred share-basic	0.24	0.41
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.25	0.42
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.32	0.53
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	N/A	0.24
Pro forma net income per ordinary share-diluted	0.07	0.21

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2006	2007
Advances to employees	366	512
Prepaid rentals	257	209
Receivable of government subsidy	—	558
Service agreement deposit	—	331
Other prepaid expenses	381	974

Total	1,004	2,584

The government subsidy represented a subsidy granted by PRC Ministry of Finance, according to the Service Outsourcing Development Fund Notice 2007, which was received in April 2008.

Service agreement deposit represented refundable retainer fee paid to a consulting firm in connection with certain business acquisitions. The amount was repaid to the Group in April 2008.

Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.

6. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2006	2007
Furniture and office equipment	670	1,440
Motor vehicles	100	560
Computers and software	3,752	5,718
Leasehold improvements	1,626	3,266

	6,148	10,984
Less: Accumulated depreciation and amortization	(1,148)	(2,985)

Property and equipment, net	5,000	7,999

Depreciation and amortization expenses recorded for the years ended December 31, 2005, 2006 and 2007 were $235, $749 and $1,776, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

7. ACQUIRED INTANGIBLE ASSETS, NET

The Group acquired trade name, contract backlog, non-compete agreement, and customer base and relationship through various business combinations. The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31,
	2006	2007
Intangible assets not subject to amortization:
Trade name	638	685
Intangible assets subject to amortization:
Contract backlog	27	144
Customer base and relationship	1,233	4,233
Non-compete agreement	14	503

	1,912	5,565

Less: Accumulated amortization
Contract backlog	(9)	(144)
Customer base and relationship	(191)	(707)
Non-compete agreement	(1)	(96)

	(201)	(947)

Acquired intangible assets, net	1,711	4,618

The Group recorded amortization expenses of $65, $116 and $761 for the years ended December 31, 2005, 2006 and 2007, respectively. The Group expects to record amortization expenses of $776, $758, $744, $644, $472 and $539 for 2008, 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

8. GOODWILL

The movement of the goodwill is as follows:

	As of December 31,
	2006	2007
As of January 1,	—	373
Goodwill recognized in connection with acquisitions of :
Envisys (Note 4)	281	—
Prosoft (Note 4)	76	—
SunBridges (Note 4)	8	—
Prosoft upon additional consideration payment (Note 4)	—	774
SunBridges upon additional consideration payment (Note 4)	—	111
Further interest in VanceInfo Japan (Note 4)	—	16
ITC upon additional consideration payment (Note 4)	—	2,839
Chosen (Note 4)	—	2,887
Exchange differences	8	83

As of December 31,	373	7,083

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

9. LOANS TO SHAREHOLDERS

	As of December 31,
	2006	2007
Principal:
Button Software Ltd. (“Button”)	1,156	—	(1)
Mr. Hao Yu and Mr. Wei Wei	—	—	(2)
One Silver Development Limited	—	439	(3)
Bizexpress Limited	—	738	(4)
Airland International Limited	—	2,003	(4)
Add: Accrued interest at stated rate	46	97

	1,202	3,277

(1)	In March 2005, the Group loaned $1,241 to Button, one of the principal shareholders of the Company, for the shareholder’s financial needs, with a three-year term at a stated annual interest rate of 2%. The interest will be paid together with the loan at the end of three-year period. Since the stated interest rate is lower than the then prevailing market rate, the Group recorded the loan at the present value discounted at 6.2% per annum, representing the then prevailing market interest rate for similar instruments in accordance with guidance from Accounting Principle Board Opinion No. 21, Interest on Receivables and Payables.
Interest income recorded for the years ended December 31, 2005, 2006 and 2007 was $85, $104 and $83 using the effective interest method. The loan to Button and related interest was repaid in November 2007.
(2)	In connection with the acquisition of ITC as set out in Note 4, in March 2007, the Group loaned a total amount of approximately $1,051 and assumed a loan of approximately $1,313 made by ITC to Mr. Hao Yu and Mr. Wei Wei. These loans had a one-year term at an annual interest rate of 5%. Mr. Hao Yu and Mr. Wei Wei who are the former shareholders of ITC currently hold interests in the Company, through their controlled companies, Space Link Holdings Limited and Ultra Link Holdings Limited. The loans were used by borrowers for the purchase of the remaining shareholdings in ITC prior to the further acquisition of ITC by the Group. Each of Space Link Holdings Limited and Ultra Link Holdings Limited placed its 396,774 ordinary shares of the Company as collateral for the loans. This loan to shareholders, $2,364, together with interest accrued of $64 totaling $2,428, was repaid during 2007.
(3)	In connection with the acquisition of Megainfo as set out in Note 4, in April 2007, the Group loaned approximately $439 to One Silver Development Limited (“One Silver”), one of the shareholders of the Company, with a fifteen month term at an annual interest rate of 5%. The loan was used by Mr. Zhao Ming, the shareholder of One Silver, to acquire remaining shareholdings of Megainfo prior to the acquisition of Megainfo by the Group. The interest will be paid together with the loan at its maturity date. One Silver placed its 147,272 ordinary shares of the Company as collateral for the loan. Interest income recorded for the year ended December 31, 2007 was $16, respectively.
(4)	In connection with the acquisition of Solutions as set out in Note 4, in June 2007, the Group loaned approximately $738 and approximately $2,003 to Bizexpress Limited (“Bizexpress”) and Airland International Holding Limited (“Airland”), two of the Company’s shareholders, with a one-year term at an annual interest rate of 5%, respectively. The interest will be paid together with the loans at the end of the one-year period. Bizexpress and Airland placed 246,007 and 667,386 ordinary shares of the Company, respectively, as collateral of the loans. Interest income recorded for the year ended December 31, 2007 was $80, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

10. ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2006	2007
Accrued payroll and employee welfare	1,665	4,060
Accrued reimbursable operating costs	549	1,250
Business tax payable	351	938
Outstanding cash consideration in connection with business acquisitions	102	3,890
Other taxes payable	155	300
Short-term bank loan	256	1,234
Accrued IPO costs	—	1,048
Other accrued liabilities	317	1,590

Total	3,395	14,310

Accrued reimbursable operating costs represented the outstanding amounts claimed by employees for business expenditures.

Short-term bank loan, amounting to $256 as of December 31, 2006, was assumed in the acquisition of Prosoft with a guarantee provided by a local government agency as support to the software business industry. The loan had an annual interest rate of 5.85% and was paid off in full on February 27, 2007. Short-term bank loan, amounting to $1,234, was borrowed in 2007 from a PRC bank with a guarantee provided by China National Investment & Guaranty Co., Ltd. and a pledge of a time deposit of $1,371 of Solution. The loan had an annual interest rate of 7.02% and will be due in August 2008.

11. MANAGEMENT COMPENSATION

On April 20, 2006, the Group declared dividends of $345 to Button, a holder of ordinary shares controlled by members of management of the Group, for the performance of the Group in year 2005. Other ordinary shareholders and participating preferred shareholders waived the rights to receive these ordinary share dividends. The dividends were in substance bonus paid to compensate management for their service rendered in 2005 pursuant to understanding established in 2005. Therefore, the dividends were recognized as compensation in general and administrative expenses of the consolidated statements of operation in year 2005.

12. INCOME TAXES

VanceInfo and VanceInfo BVI are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

VanceInfo Beijing is a foreign-invested enterprise established in the PRC and as such is subject to PRC Foreign-invested Enterprise Income Tax (“FEIT”) on the taxable income in accordance with the relevant PRC income tax laws. Vanceinfo’s other PRC subsidiaries and VIE were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Both FEIT and EIT rates for companies operating in the PRC were 33%.

However, VanceInfo Beijing qualified as a “new and high-technology enterprise” located in a high-tech zone in Beijing and, therefore, was entitled to a three-year exemption from year 2005 to 2007, a 50% reduced tax rate of 7.5% from year 2008 to 2010, and a preferential tax rate of 15% thereafter as long as it continued to qualify as a “new and high-technology enterprise”. ITC and Prosoft also qualified as “new and high-technology

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

12. INCOME TAXES — continued

enterprise” located in a high-tech zone in Beijing and, therefore, were entitled to a three-year exemption from year 2004 to 2006, a 50% reduced tax rate of 7.5% from year 2007 to 2009, and a preferential tax rate of 15% thereafter as long as each of them continued to qualify as a “new and high-technology enterprise”.

Solutions qualified as a software enterprise and, therefore, was entitled to a two-year exemption from year 2003 to 2004, a 50% reduced tax rate of 16.5.% from year 2005 to 2007.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries and VIE of the Group, by adopting a unified income tax rate of 25% for most enterprises. In accordance with the New Income Tax Law, the existing preferential tax treatments granted to VanceInfo Beijing, Prosoft and ITC may continue to be entitled as long as VanceInfo Beijing, Prosoft and ITC continue to qualify as “high and new technology enterprise strongly supported by the State”. However, as certain detailed application rules for recognition of high and new technology enterprise strongly supported by the State under the New Income Tax Law have not yet been issued, it is unclear whether VanceInfo Beijing, Prosoft and ITC can continue to qualify as “high and new technology enterprise strongly supported by the State” after the New Income Tax Law becomes effective. In the computation of the deferred balances as of December 31, 2007, the Group used the new statutory rates of 25% or, where applicable, the gradual increase in rates under the transition rules, for the PRC subsidiaries and VIE.

The impact on the deferred taxes resulting from the rate change as of January 1, 2007 is an adjustment to the deferred tax liabilities of $129, representing an increase in deferred tax expense.

Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a PRC entity which is 25% or more directly owned by a resident in the Hong Kong SAR, the withholding tax would be 5%.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $26,182 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, Accounting for Income Taxes — Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Pursuant to the relevant tax rules and regulations applicable to VanceInfo Japan, VanceInfo Japan is required to pay an annual income tax of JPY180.

Other subsidiaries of the Group did not have taxable profit for the years ended December 31, 2005, 2006 and 2007, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

12. INCOME TAXES — continued

Income tax expenses are as follows:

	For the year ended December 31,
	2005	2006	2007
Income taxes expenses:
Current	2	2	57
Deferred	—	—	117

Total	2	2	174

The principal components of deferred income taxes are as follows:

	As of December 31,
	2006	2007
Current deferred tax assets:
Allowance for doubtful accounts	—	18

Non-current deferred tax assets:
Net operating loss carry forwards	97	298
Property and Equipment	—	55
Valuation allowance	(97)	(298)

	—	55

Net deferred tax assets	—	73

Current deferred tax liabilities:
Receivable of government subsidy	—	(137)

Non-current deferred tax liabilities:
Intangible assets	(179)	(1,009)

Net deferred tax liabilities	(179)	(1,146)

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of December 31,
	2006	2007
Current deferred tax assets:
Allowance for doubtful accounts	—	18

Current deferred tax liabilities:
Receivable of government subsidy	—	(137)

Non-current deferred tax assets:
Net operating loss carry forwards	97	298
Property and Equipment	—	55
Valuation allowance	(97)	(298)

Net non-current deferred tax assets	—	55
Non-current deferred tax liabilities:
Intangible assets	(179)	(1,009)

Non-current deferred tax liabilities, net	(179)	(954)

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

12. INCOME TAXES — continued

The valuation allowance of 2006 and 2007 relates to the net operating losses generated by Prosoft, VanceInfo US and MegaInfo, which the Group believes these entities cannot generate future taxable income to recognize the income tax benefit. The net operating loss carry forwards for Prosoft and MegaInfo will expire on various dates through 2012 and the net operating loss carry forward for VanceInfo US will expire in 2026 for federal income tax purposes.

Non-current deferred tax liabilities were recognized in connection with the intangible assets acquired in business acquisitions.

A reconciliation between the statutory PRC enterprise income tax rate of 33% and the effective tax rate is as follows:

	For the year ended December 31,
	2005	2006	2007
	%	%	%
Statutory tax rate in PRC	33.00	33.00	33.00
Changes in valuation allowances	0.40	1.90	2.05
Effect of income tax rate differences of subsidiaries and VIE operating with different tax regulations	(17.01)	(17.66)	(12.32)
Effect of change in enacted tax rate in PRC	—	—	1.32
Effect of tax holidays enjoyed by PRC subsidiaries and VIE	(16.34)	(17.20)	(22.27)

Effective tax rate	0.05	0.04	1.78

During the years ended December 31, 2005, 2006 and 2007, if the Group’s subsidiaries and VIE in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the year ended December 31,
	2005	2006	2007
Changes in income tax expense	533	759	2,181
Net income per ordinary share-basic	0.10	0.05	0.15
Net income per Series A convertible redeemable preferred share-basic	0.26	0.21	0.32
Net income per Series B-1 convertible redeemable preferred share-basic	N/A	0.22	0.32
Net income per Series B-2 convertible redeemable preferred share-basic	N/A	N/A	0.42
Net income per Series B-3 convertible redeemable preferred share-basic	N/A	0.29	0.15
Net income per ordinary share-diluted	0.10	0.04	0.13

The Group has various tax years from 2002 to 2007 which remain open in various tax jurisdictions.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

13. NET INCOME PER SHARE

The calculation of the earnings per share is as follows:

	For the year ended December 31,
	2005		2006		2007
Net income	3,235		4,376		9,569
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(462)		(611)		(632)

Net income attributable to holders of ordinary shares	2,773		3,765		8,937

Numerator used in basic and diluted net income per share:
Net income allocated for computing net income per ordinary share-basic	1,531	(i)	737	(i)	2,558	(i)

Net income allocated for computing net income per Series A convertible redeemable preferred share-basic	1,704	(i)	1,735	(i)	2,716	(i)

Net income allocated for computing net income per Series B-1 convertible redeemable preferred share-basic	N/A		505	(i)	1,147	(i)

Series B-2 convertible redeemable preferred share-basic	N/A		1,399	(i)	3,131	(i)

Series B-3 convertible redeemable preferred share-basic	N/A		N/A		17	(i)

Net income allocated for computing net income per ordinary share-diluted	1,531		737		2,558

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	11,530,684	(ii)	9,605,507		11,426,183

Weighted average shares outstanding used in computing net income per Series A convertible redeemable preferred share-basic	5,838,288		7,175,000		6,860,247

Weighted average shares outstanding used in computing net income per Series B-1 convertible redeemable preferred share-basic	N/A		1,998,795		2,867,123

Weighted average shares outstanding used in computing net income per Series B-2 convertible redeemable preferred share-basic	N/A		4,265,112		6,117,988

Weighted average shares outstanding used in computing net income per Series B-3 convertible redeemable preferred share-basic	N/A		N/A		77,704

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	11,530,684	(iii)	10,205,449	(iii)	13,446,087	(iii)

Net income per ordinary share-basic	0.13		0.08		0.22

Net income per Series A convertible redeemable preferred share-basic	0.29		0.24		0.40

Net income per Series B-1 convertible redeemable preferred share-basic	N/A		0.25		0.40

Net income per Series B-2 convertible redeemable preferred share-basic	N/A		0.33		0.51

Net income per Series B-3 convertible redeemable preferred share-basic	N/A		N/A		0.22

Net income per ordinary share-diluted	0.13		0.07		0.19

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

13. NET INCOME PER SHARE — continued

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A convertible redeemable preferred share-basic also contained the deemed dividend for accretion of the redemption premium.
(ii)	The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share has included the effect of the 100,000 ordinary shares issuable in connection with SureKAM business acquisition, as recorded in the shareholders’ equity in 2005.
(iii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2005, 2006 and 2007 as their effects would have been anti-dilutive. For year 2005, such outstanding securities consisted of 7,175,000 shares on Series A convertible redeemable preferred shares. For year 2006, such outstanding securities consisted of 7,175,000 shares on Series A convertible redeemable preferred shares and 9,370,188, Series B-1 and B-2 convertible redeemable preferred shares, warrants (Note 17) to purchase 689,750 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 248,574. For year 2007, such outstanding securities consisted of Series A convertible redeemable preferred shares of a weighted average number of 6,860,247, Series B-1 and B-2 convertible redeemable preferred shares of a weighted average number of 8,985,111, warrants to purchase a weighted average number of 190,570 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 1,045,027.
Ordinary shares to be issued contingent upon the attainment of specified earnings levels in future periods by the acquired businesses are recorded when the contingency is resolved and additional share consideration is issuable. Thus, other than a weighted average number of 78,928 contingently issuable ordinary shares in connection with the acquisition of Megainfo, the ordinary shares contingently issuable were excluded from the computation of diluted net income per share in the periods presented.
The calculation of the weighted average number of ordinary shares in 2006 and 2007 for the purpose of diluted net income per share has included the effect of stock options and nonvested shares of a weighted average number of 1,167,144 and 3,025,849, which gives rise to an incremental weighted average number of 599,942 and 1,793,342 ordinary shares from the assumed conversion of these stock options and nonvested shares using the treasury stock method.

14. SHARES-BASED COMPENSATION

On November 3, 2005, the Group adopted the 2005 Stock Option Plan, which allows the Group to grant options to its employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. In April and May 2006, additional options to purchase 2,400,000 ordinary shares were authorized with the approval from shareholders. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date.

On July 30, 2007, the Board of Directors and shareholders adopted the 2007 Share Incentive Plan as amended on August 1, 2007, which authorizes to grant to employee and non-employees options, or nonvested shares to purchase up to 1,100,000 ordinary shares of the Company with an annual increase of up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

14. SHARES-BASED COMPENSATION — continued

the tenth anniversary of the effective date of the plan. Options and nonvested shares granted under the 2007 share incentive plan will expire (a) six years from the date of grant for certain grants or (b) one year after shares vest for other grants. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from the first vesting date.

I. Stock Options

Termination of option

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

Option exercise

The option shall be exercisable by the delivery of a written notice to the Company, in the form approved by the Company, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Company.

Options to employees and non-employee directors

During the years ended December 31, 2006 and 2007, the Company granted a total of 3,011,700, and 2,468,050 share options to a group of employees and non-employee directors at an exercise price ranging from $0.30 to $2.00 per share, and $3.00 to $9.00 per share, respectively.

The following table summarizes information regarding the stock options granted:

Quarter ended	Options granted	Weighted average exercise price per option	Weighted average fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
March 31, 2006	512,600	0.30	1.47	1.17
June 30, 2006	1,496,200	0.39	0.90	0.51
September 30, 2006	438,900	1.60	0.97	—
December 31, 2006	564,000	1.95	1.22	—
March 31, 2007	777,570	3.32	1.65	—
June 30, 2007	622,016	4.44	1.92	—
September 30, 2007	631,464	7.22	3.87	—
December 31, 2007	437,000	9.00	6.50	—

Total	5,479,750

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

14. SHARES-BASED COMPENSATION — continued

I. Stock Options — continued

	2006		2007
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
Outstanding at beginning of year	—	—	2,875,350	0.86
Granted	3,011,700	0.84	2,468,050	5.61
Forfeited	(136,350)	0.41	(217,843)	4.43

Outstanding at end of year	2,875,350	0.86	5,125,557	3.00

The following table summarizes information with respect to stock options outstanding as of December 31, 2007:

		Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2007	Number Exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2007
Ordinary shares	5,125,557	7.95	3.00	30,768	1,095,281	0.71	9,084

The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2006	2007
Options	0.44-1.26	0.25-2.48

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For the year ended December 31,
	2006	2007
Risk-free interest rate of return	4.30%-5.21%	4.39%-5.36%
Expected term	5.9-6.1 years	4.1-6.1 years
Volatility	51.7%-58.0%	38.9%-50.3%
Dividend yield	—	—

(1) Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

14. SHARES-BASED COMPENSATION — continued

I. Stock Options — continued

(2) Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3) Expected term

As the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4) Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5) Exercise price

The exercise price of the options was determined by the Company’s Board of Directors.

(6) Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on each grant date was determined with the assistance of an independent third party appraiser. After the IPO, the closing market price of the ordinary shares of the Company as of the grant date is used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of $67, $713 and $996 for options granted to employees and non-employee directors for the year ended December 31, 2005, 2006 and 2007, respectively, using the graded vesting attribution method.

There was $1,687 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2007. The expense is expected to be recognized over a weighted-average period of 3.22 years according to the graded vesting schedule.

II. Nonvested Shares

In December 2007, the Company granted 20,000 nonvested shares to employees under 2007 Share Incentive Plan. The nonvested shares will vest first 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

14. SHARES-BASED COMPENSATION — continued

II. Nonvested Shares — continued

The Company recorded compensation expenses based on the fair value of nonvested shares on the grant date over the requisite service period of the award using the graded vesting attribution method. The fair value of nonvested shares on the grant date is the closing market price of the ordinary shares as of the grant date. For nonvested shares granted during 2007, the fair value at the date of grant ranged from $8.51 to $9.15 per share. The related compensation expense in 2007 is insignificant.

A summary of the nonvested shares activity is as follows:

Number of nonvested shares outstanding
Nonvested shares outstanding at January 1, 2007	—
Granted	20,000

Nonvested shares outstanding at December 31, 2007	20,000

As of December 31, 2007, the aggregate intrinsic value of the nonvested shares was $180.

There was $131 of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2007. The expense is expected to be recognized over a weighted-average period of 4.0 years according to the graded vesting schedule.

15. ORDINARY SHARES

The Company was incorporated in April 2004 with 50,000 ordinary shares authorized and 100 ordinary shares issued and outstanding with $1 par value.

In February 2005, the Company approved a split of 100:1 of its ordinary shares. The 100:1 share split has been retroactively reflected in the Company’s consolidated financial statements.

In March 2005, the Company issued 1,140,000 ordinary shares at $0.01 par value proportionately to the existing ordinary shareholders. Of the total consideration of $11, $9 was paid off in 2006 and therefore was recorded as subscription receivable as of December 31, 2005.

In March 2005, in connection with the issuance of Series A preferred shares as set out in Note 16, 717,500 Series A preferred shares were authorized out of the existing ordinary share authorization. Therefore, after the Series A shares issuance, the authorized ordinary shares were reduced to 4,282,500.

In November 2005, the Company approved another share split of 10:1 of its ordinary shares which has been retroactively reflected in the Company’s consolidated financial statements.

In February 2006, the Company issued 100,000 ordinary shares to Sures Corporation Limited, as part of the consideration for the acquisition of SureKAM as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

15. ORDINARY SHARES — continued

In April 2006, the Company repurchased 2,990,000 ordinary shares from Team Dragon International Limited at a price of $2.20 per share. The excess, amounting to $5,803, of the repurchase price over the initial issuance price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled upon repurchase.

On April 28, 2006, the authorized ordinary shares of the Company increased to 70,000,000 ordinary shares pursuant to a shareholders’ resolution.

In July 2006, the Company issued 86,219 ordinary shares to Mr. Yonghui Zhu, as part of the consideration for the acquisition of Envisys as set out in Note 4.

In March 2007, the Company issued 396,774 and 396,774 ordinary shares to Ultra Link Holding Limited and Space Link Holding Limited, respectively, as part of the consideration for the acquisition of ITC as set out in Note 4.

In April 2007, the Company issued 667,386 and 246,007 ordinary shares to Airland and Bizexpress, respectively as part of the consideration for the acquisition of Solutions as set out in Note 4.

In April 2007, the Company issued 147,272 ordinary shares to One Silver as part of the consideration for the acquisition of Megainfo as set out in Note 4.

In April 2007, the Company issued 155,901 ordinary shares as part of the additional payment for the acquisition of Prosoft in 2006.

In April 2007 the Company issued 2,331 ordinary shares as part of the additional payment for the acquisition of the operating business of SunBridges in 2006.

In June 2007, the Company issued 49,141 ordinary shares to Global Mission Limited as part of the consideration for the acquisition of additional equity interest of VanceInfo Japan as set out in Note 4.

In June 2007, the Company repurchased and cancelled 86,219 ordinary shares from an ordinary shareholder at a total consideration of $431. The excess, amounting to $307, of repurchase price over the initial price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled upon repurchase.

In July 2007, the Company issued 102,661, 102,661, 102, 661 ordinary shares to Cypress Hill Holdings Limited, Fortune Sea International Limited and Million International Limited respectively as part of the consideration for the acquisition of Chosen as set out in Note 4.

In December 2007, the Company completed its IPO of American Depositary Shares (“ADS”) and listed the ADSs on the New York Stock Exchange. Each ADS represents one ordinary share of the Company. 7,447,500 ordinary shares were issued for total net proceeds of $54,787, net of offering costs of $8,517. In addition, all Series A, B-1, B-2, and B-3 convertible redeemable preferred shares were automatically converted into 18,771,838 ordinary shares upon the IPO.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

16. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On March 10, 2005, the Company issued 717,500 Series A convertible redeemable preferred shares (“Series A Shares”) to three third party investors for $7,175 (after issuance cost, net proceeds of $6,764), at $10 per share. In the same month, the Company had a one-to-ten share split and accordingly it became 7,175,000 Series A Shares with par value of $0.001 and original issue price of $1.

In April 2007, the Company repurchased and cancelled 30,000 Series A Shares from one of the Series A share holders at total consideration of $90.

The rights, preferences and privileges with respect to the Series A Shares are as follows:

Voting right

Holders of the Series A Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

Holders of Series A Shares are entitled to receive dividends at the rate of eight percent (8%) of its issue price after dividend payment on Series B Shares (set out below in Note 16). Dividend is payable upon declaration by the Board of Directors and is noncumulative.

After payment of dividends on all preferred shares, the holders of Series A Shares participates in dividend payment with other participative preferred shares and ordinary shares on a pro rata and as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after the full Series B-1, B-2 and B-3 preference amount on all outstanding Series B-1, B-2 and B-3 Shares has been paid, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series A Shares are entitled to receive, the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

Redemption

The Series A Shares are redeemable at the option of the holders 60 days after the Company has redeemed Series B Shares, if not previously converted, for an amount equal to (original issue price of Series A Shares x 108%N) plus all declared but unpaid dividends. N refers to a fraction the numerator of which is the number of calendar days between March 10, 2005 and the redemption date and the denominator of which is 365.

The Group accrued the 8% premium over the redemption period as deemed dividends for the years ended December 31, 2005, 2006 and 2007, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

16. CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued

Series A Convertible Redeemable Preferred Shares — continued

Conversion

The Series A Shares are convertible into ordinary shares of the Company on a one-for-one basis, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an IPO on an internationally recognized stock exchange with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of November 10, 2005, there was no beneficial conversion feature upon issuance of Series A Shares.

In December 2007, all Series A shares were automatically converted into 7,145,000 ordinary shares upon the IPO of the Company.

Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares

On May 2, 2006, the Company issued 2,990,000 Series B-1 convertible redeemable preferred shares (“Series B-1 Shares”), 6,380,188 Series B-2 convertible redeemable preferred shares (“Series B-2 Shares”) and warrants (Note 17) to purchase Series B-3 convertible redeemable preferred shares (“Series B-3 Shares”) to a group of third party investors for a total amount of $25,078 (after issuance cost, net proceeds of $24,309). The group of investors has identical shareholding percentages in Series B-1 and Series B-2 Shares.

The Company has also authorized 1,000,000 Series B-3 Shares for the warrants set out in Note 17. Series B-1, Series B-2 and Series B-3 Shares are jointly referred as “Series B Shares” with the same terms unless otherwise noted. Series B Shares has par value of $0.001, while Series B-1 issuance price is $2.20 and Series B-2 issuance price is $2.8996.

The rights, preferences and privileges with respect to the Series B Shares are as follows:

Voting rights

Holders of the Series B Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series B Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

Holders of Series B Shares are entitled to receive dividends at the rate of eight percent (8%) of its respective issue price prior and in preference to any dividend on any other class, classes or series of shares. Dividend is payable upon declaration by the Board of Directors and is noncumulative. After payment of dividends on all preferred shares, the holders of Series B participates in dividend payment with other participative preferred shares and ordinary shares on a pro rata and as-converted basis.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

16. CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued

Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares — continued

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series B Shares are entitled to receive the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

Redemption

The Series B Shares are redeemable at the option of the holders of the Series B any time after the fourth anniversary of issuance date, if not previously converted, for an amount equal to the greater of: (x) one hundred percent (100%) of the applicable Series B-1/B-2/B-3 issue price, plus all dividends accrued but unpaid and (y) the fair market value of the Series B-1/B-2/B-3 Shares to be determined by an independent appraisal.

Conversion

The Series B Shares are convertible into ordinary shares of the Company on a one-for-one basis except the Series B-2 Shares has a conversion ratio of 0.8-to-1, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an IPO with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of May 2, 2006, there was no beneficial conversion feature upon issuance of Series B-1 and B-2 Shares.

In December 2007, all Series B-1/B-2/B-3 shares were automatically converted into 2,990,000, 7,975,235, and 661,603 ordinary shares, respectively, upon the IPO of the Company.

17. WARRANTS

In May 2006, in connection with the issuance of Series B-1 Shares and Series B-2 Shares, the Company granted warrants to Series B-1 and B-2 investors to purchase up to $2,000 of Series B-3 Shares at the exercise price of $2.8996 per share, which represents 689,750 Series B-3 Shares. Key terms of Series B-3 Shares are set out in Note 16. Other than exercising for cash, the investor also has an option to receive a reduced number of shares in direct proportion to the fair value of Series B-3 Shares (“Net Settlement Option”). The warrants are exercisable upon issuance and are void upon the Company’s completion of IPO.

Management had classified the warrants as a liability under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, because exercise of the warrants will result in the delivery of redeemable preferred shares.

Therefore, the warrants were initially accounted for at the fair value of $498 ($0.722 per warrant) on the date of grant and subsequently reported at fair value as of each reporting date. As of December 31, 2006, the fair value of the warrants was $903 ($1.309 per warrant).

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

17. WARRANTS — continued

The fair value of the warrants was determined by the Group with the assistance of an independent third-party appraiser, and was determined using the Black-Scholes option pricing model with assumptions as follows:

	As of Date of grant	As of December 31, 2006
Risk-free rate of return	5.24%	5.20%
Expected remaining life of the warrants	2.17 year	1.5 year
Volatility	38.0%	35.6%
Expected dividend yield	0%	0%

On August 3, 2007, the Company’s shareholders passed a resolution of amendments to the Company’s amended and restated memorandum and Articles of Association to remove the redemption rights of Series B-3 Shares as set out in Note 16. Therefore, as of August 3, 2007 the warrants no longer qualified as a liability in accordance with SFAS No. 150 and the carrying amount of $1,260, which was the fair value of the warrant as of that date, was transferred to shareholders equity.

The change in fair value of $405 and $357 was recorded in the consolidated statements of operations for the year ended December 31, 2006 and 2007, respectively.

In November 2007, certain holders exercised their warrants to purchase an aggregate of 607,238 Series B-3 preference shares at an exercise price of US$2.8996 per share as set out in Note 16.

The remaining holder of the warrants exercised their warrants with Net Settlement Option to acquire Series B-3 preference shares of 54,365 in December immediately prior to the IPO.

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $437, $1,067 and $3,009 for the years ended December 31, 2005, 2006 and 2007, respectively.

19. STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Group’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

19. STATUTORY RESERVES — continued

expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Group’s PRC subsidiaries were $52, $3 and $869 for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $6,175.

20. CONTINGENT CONSIDERATIONS FOR BUSINESS ACQUISITIONS

In connection with the acquisition of Megainfo, other than initial consideration of $776 in cash and 147,272 ordinary shares of the Company, the Company agreed to pay additional considerations up to $6,729 in a combination of cash and ordinary shares at the Company’s option, of which up to $938 may be paid with ordinary shares, contingent upon the attainment of the specific earnings objectives for the twelve-month period ending March 31, 2008. Of the maximum contingent consideration, $79 was recognized as a liability as of December 31, 2007 (Note 4).

In connection with the acquisition of VanceInfo Japan, other than initial considerations of $111 in cash and 49,141 ordinary shares of the Company, the Company agreed to pay additional considerations up to $100 in cash and ordinary shares with a value of up to $200 contingent upon the attainment of the earnings objectives for the twelve-month period ending May 31, 2008.

In connection with the acquisition of Chosen, other than initial consideration of $858 in cash and 307,983 ordinary shares of the Company and second tranch cash consideration of $2,551, the Company agreed to pay additional considerations up to $3,028 in cash and ordinary shares with a value up to $1,502, contingent upon the attainment of the earnings objectives for the twelve-month period ending December 31, 2008.

21. LITIGATION THREAT AGAINST THE COMPANY

In August 2004, through VanceInfo Beijing, a wholly owned subsidiary of the Company, the Company acquired the IT services business and related assets of Wensi Chuangyi and its subsidiaries, the predecessor of the Company. On December 3, 2007, Chris Chen, chairman and chief executive officer of the Company, and David Chen, chief operating officer of the Company received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang against Chris Chen, David Chen, the Company, and two subsidiaries of the Company and VanceInfo Creative Software Technology Ltd., or VanceInfo California, a dissolved California corporation controlled by Wensi Chuangyi. The letter alleges the following:

•

Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Heteng; and Heteng owns 100% of Wensi Chuangyi, the predecessor of the Company.

•

Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng and its joint venture partners. This unspecified proprietary information allegedly has been utilized by VanceInfo California and continues to be used by a Delaware subsidiary of the Company.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

21. LITIGATION THREAT AGAINST THE COMPANY — continued

•

In connection with these transactions, Chris Chen was an officer, director, beneficial owner or in control of the relevant entities that caused the transfer to be executed not in good faith and without adequate consideration or the receiving entity that obtained the valuable proprietary information not in good faith and without adequate consideration, all in breach of his fiduciary responsibilities to Octiga, Heteng and their shareholders and/or joint venture partners.

•

The letter also alleges that Mr. Jiang will be able to demonstrate the role and responsibility of various other parties in these alleged improper transactions, including Wensi Chuangyi and/or its subsidiaries, VanceInfo Beijing, VanceInfo California and other subsidiaries of the Company.

The letter states that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng, including Long March Launch Vehicle Technology Co., Ltd., or Long March, to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. The Company believes that Long March owned a 70% equity interest in Heteng in August 2004. The letter does not specify the amount of any claimed damages or costs. As of the date of December 4, 2007, the Company has not received any notices of claims from any other investors in Heteng, including Long March.

The Company has been advised by the Company’s PRC counsel that the August 2004 transaction in which the Company acquired the IT services business and related assets of the predecessor of the Company was duly authorized and approved by both the seller, Wensi Chuangyi and its subsidiaries, and the buyer, VanceInfo Beijing, in accordance with PRC law, and that the transaction was effected in compliance with all applicable PRC laws and regulations. In addition, the Company believes that the level of share ownership in Octiga claimed by Mr. Jiang is substantially overstated.

It is possible that Mr. Jiang or other shareholders of Heteng or Octiga will institute litigation as threatened in the notice of claim, including litigation against the Company, the Company’s subsidiaries, Chris Chen and David Chen. The Company believes that Mr. Jiang’s purported claims are without merit and, if any such claims are asserted against the Company, the Company intends to vigorously defend against the claims. The Company believes that the outcome of any such litigation will not have a material adverse effect on the results of operations or financial condition of the Company, although litigation is inherently uncertain and the Company cannot give any assurances in this regard. In addition, regardless of the outcome, defending any such litigation could result in material costs and diversion of management resources and attention.

22. COMMITMENTS

(a) Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2012 and are renewable upon negotiation. Rental expense under operating leases was $548, $967 and $2,840 for the years ended December 31, 2005, 2006 and 2007, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars in thousands, except share and share related data)

22. COMMITMENTS — continued

Future minimum lease payments under such non-cancelable leases as of December 31, 2007 are as follows:

2008	2,714
2009	1,445
2010	626
2011	41
2012	7

4,833

(b) Purchase commitments

As of December 31, 2007, $134 was contractually committed by the Group for purchases of equipment and leasehold improvements. The Group expects to fulfill these purchase commitments by December 31, 2008.

23. RELATED PARTY TRANSACTIONS

The Group had the following significant transactions with related parties in addition to the disclosures in Notes 9, 11, 14, 15, 16 and 17:

The Group provided system development services to Shenzhen Taitai Pharmaceutical Co., Ltd (“Taitai”), an affiliate of Inno Global Investment Limited, a principal shareholder of the Company. The Group recognized $36, $16 and $38 revenue for these transactions for the years ended December 31, 2005, 2006 and 2007, respectively. The accounts receivable balances from Taitai were nil as of December 31, 2005, 2006 and 2007, respectively.

The Group provided various IT services to Lenovo (Beijing) Co., Ltd. (“Lenovo”), an affiliate of LC Fund III, a principal shareholder of the Company. The Group recognized nil, $45 and $940 revenue for these transactions for the years ended December 31, 2005, 2006 and 2007, respectively. The accounts receivable balances from Lenovo were nil, $10 and $1,257 as of December 31, 2005, 2006 and 2007, respectively.

24. SUBSEQUENT EVENTS

Increased equity ownership in Solutions

On April 10, 2008, the Company signed a definitive agreement to acquire an additional 10% of Solution from NEC System Technologies Ltd. a subsidiary of NEC Corporation with considerations of approximately $60 in cash and 58,348 ordinary shares of the Company.

Disposal of ITC

In February 2008, the Group transferred all equity interest in ITC, after integration of all the operating net assets and business of ITC into another operating entity of the Group, with cash consideration of $137. No gain or loss was recognized resulting from the equity share transfer.