Form 20-F
period 2008-12-31
VanceInfo Technologies Inc.
filed 2009-05-15
CIK 1417961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-33857
VanceInfo Technologies Inc.

(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People’s Republic of China
(Address of principal executive offices)
Sidney Xuande Huang, +86(10) 8282-5266,
shuang@vanceinfo.com,
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one ordinary share, par value US$0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
39,120,879 ordinary shares, par value US$0.001 per share, as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“attrition rate”, with respect to an information technology, or IT service company or its business unit during a specified period, refers to the ratio of the number of professionals that have left that company during the period, excluding employees employed for less than six months, to the number of full-time professionals that were on that company’s payroll at the ending date of the same period;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
•	“Huawei” refers to Huawei Technologies Co., Ltd. and certain of its affiliates;
•	“IBM” refers to International Business Machine China Company Limited, IBM Global Services (China) Company Limited and IBM Solution and Services (Shenzhen) Co., Ltd.;
•	“Microsoft” refers to Microsoft Corporation and Microsoft (China) Co., Ltd.;
•	“professionals”, with respect to an IT service company, refer to employees executing IT services for its clients;
•	“Sequoia” refers to Sequoia Capital China I, L.P. and Sequoia Capital Growth Fund III, L.P., each of which is a holder of our ordinary shares, and their affiliates;
•	“TIBCO” refers to TIBCO Software Inc.;
•	“US$,” “U.S. dollar” or “$” refers to the legal currency of the United States; and
•	“we,” “us,” “our company,” “our” and “VanceInfo” refer to VanceInfo Technologies Inc. , a Cayman Islands company, its predecessor, the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., its subsidiaries and its variable interest entity, Shanghai Megainfo Tech Co., Ltd., before its liquidation in January 2009.
Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entity are denominated in Renminbi, or RMB, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On May 8, 2009, the noon buying rate was RMB6.8200 to US$1.00.
This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, and consolidated balance sheet data as of December 31, 2007 and 2008.
We and certain selling shareholders of our company completed the initial public offering of 8,797,500 ADSs, each representing one ordinary share, par value US$0.001 per share, on December 17, 2007. In December 2007, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “VIT.”

FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains statements of a forward-looking nature. These statements relate to events involving known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:
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
We were incorporated in April 2004 and acquired our predecessor, the IT services business of Beijing Wensi Chuangyi Technology Co., Ltd., or Wensi Chuangyi, in August 2004. The acquisition was accounted for using the purchase accounting method with a new accounting basis. The summary consolidated statement of operations data of our predecessor from January 1, 2004 to August 31, 2004 are presented below.
The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2005 has been derived from our audited financial statements, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2005 and 2006 has been derived from our audited financial statements for 2005 and 2006, which are not included in this annual report. Our summary consolidated statement of operations data from January 1 to August 31, 2004 have been derived from our unaudited consolidated management accounts, which are not included in this annual report. Our summary consolidated statement of operations data from September 1 to December 31, 2004 and our consolidated balance sheet data as of December 31, 2004 have been derived from our unaudited consolidated financial statements, which are not included in this annual report. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	Predecessor	VanceInfo
	Period from	Period from
	January 1 to	September 1 to	For the Year Ended December 31,
	August 31,	December 31,	2004
	2004	2004	(Combined)(1)	2005	2006	2007	2008
	(in US$ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	4,851	3,312	8,163	15,481	29,051	62,714	102,663
Cost of revenues(2)	(2,566)	(1,980)	(4,546)	(9,125)	(17,961)	(38,544)	(62,911)

Gross profit	2,285	1,332	3,617	6,356	11,090	24,170	39,752

General and administrative expenses(2)	(941)	(1,128)	(2,069)	(3,026)	(6,140)	(13,838)	(21,625)
Selling and marketing expenses(2)	(70)	(68)	(138)	(270)	(681)	(2,342)	(4,280)

Total operating expenses	(1,011)	(1,196)	(2,207)	(3,296)	(6,821)	(16,180)	(25,905)

Other operating income	—	—	—	102	54	860	858

Income from operations	1,274	136	1,410	3,162	4,323	8,850	14,705
Net income	1,080	42	1,122	3,235	4,376	9,569	16,173
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	—	—	—	(462)	(611)	(632)	—

Income attributable to holders of ordinary shares	1,080	42	1,122	2,773	3,765	8,937	16,173

Income per ordinary share:
Basic	—	0.00	—	0.13	0.08	0.22	0.43
Diluted	—	0.00	—	0.13	0.07	0.19	0.40
Income per ADS:
Basic	—	0.00	—	0.13	0.08	0.22	0.43
Diluted	—	0.00	—	0.13	0.07	0.19	0.40
Weighted average ordinary shares used in calculating net income per ordinary share:
Basic	—	5,169,710	—	11,530,684	9,605,507	11,426,183	37,276,306
Diluted	—	5,169,710	—	11,530,684	10,205,449	13,446,087	40,695,982
Other Consolidated Financial Data
Gross margin(3)	47.1%	40.2%	44.3%	41.1%	38.2%	38.5%	38.7%
Operating margin(4)	26.3	4.1	17.3	20.4	14.9	14.1	14.3
Net margin(5)	22.3	1.3	13.7	20.9	15.1	15.3	15.8

(1)	The 2004 full-year financial data presented in this section are the combination of the data for the period from January 1 to August 31, 2004 and the period from September 1 to December 31, 2004. This aggregation of the results for certain periods should not be construed as a measure of performance in conformity with U.S. GAAP because:
•	the earnings of our predecessor for the period from January 1 to August 31, 2004 have been determined using the historical cost method; and

•	the earnings of VanceInfo from September 1 to December 31, 2004 have been determined using the purchase accounting method in accordance with Statement of Financial Accounting Standard, or SFAS, No. 141.
Nevertheless, although the presentation of the combined full year financial data for the year ended December 31, 2004 is not in accordance with U.S. GAAP, we believe that this combination is useful and can provide users with a more complete understanding of our results of operations from year to year.

(2)	Includes share-based compensation expenses as follows:

	Predecessor	VanceInfo
	Period from	Period from
	January 1	September 1	For the Year Ended December 31,
	to August 31,	to December 31,	2004
	2004	2004	(Combined)	2005	2006	2007	2008
	(in US$ thousands)
Share-based compensation expenses included in:
Cost of revenues	—	—	—	—	(45)	(111)	(265)
General and administrative expenses	—	(297)	(297)	(67)	(632)	(808)	(950)
Selling and marketing expenses	—	—	—	—	(36)	(77)	(176)

(3)	Gross margin represents gross profit as a percentage of net revenues.

(4)	Operating margin represents income from operations as a percentage of net revenues.

(5)	Net margin represents net income as a percentage of net revenues.

	As of December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	721	4,437	20,565	76,835	79,963
Accounts receivable	3,377	5,774	11,815	24,708	36,827
Total assets	5,853	15,700	42,044	129,076	155,451
Total liabilities	2,382	2,171	5,583	18,068	23,948
Convertible redeemable preferred shares	—	7,226	31,648	—	—
Shareholders’ equity	3,359	6,165	4,640	110,378	131,503
Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	5,853	15,700	42,044	129,076	155,451

B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company and Industry
Because our business depends significantly on clients headquartered in the United States, Europe, Japan and China, any economic slowdown in these regions or other factors that affect IT offshore outsourcing from the United States, Europe or Japan could have a material adverse effect on our business and operating results.
As of December 31, 2008, substantially all of our net revenues were derived from clients headquartered in the United States, Europe, Japan and China. The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. Due to the market conditions, our clients may suffer a reduced market share or their results of operations and financial condition may otherwise be adversely affected. Some of our clients have reduced their orders. In addition, some of our clients have pressured us to reduce our billing rates. During the global economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and our utilization and billing rates for our professionals could decline, which could have a material adverse effect on our business and operating results.
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
We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2006. In the aggregate, these two clients accounted for 53.1% of our net revenues in 2006. In 2007, each of these two clients accounted for 10% or more of our net revenues, and in the aggregate accounted for 34.6% of our net revenues. In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. Our top five clients accounted for approximately 69.3%, 53.7% and 53.8% of our net revenues in 2006, 2007 and 2008, respectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable.
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
A substantial portion of our clients are concentrated in the technology and telecommunications industries. For the years ended December 31, 2006, 2007 and 2008, a majority of our net revenues were derived from clients in the technology and telecommunications industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource research and development services, or R&D services, enterprise solutions, application development and maintenance, or ADM, quality assurance and testing, globalization and localization and other IT services. A downturn in any of our targeted industries, particularly the technology and telecommunications industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations which restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.
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
The market for IT services is highly competitive and we expect competition to increase due to a number of factors. We believe that the principal competitive factors in our markets are industry experience, quality of the services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:
•	other Chinese IT services companies, such as Achievo Corporation, or Achievo, Chinasoft International Ltd., or Chinasoft International, Dalian Hi-Think Computer Technologies Co. Ltd, or DHC, HiSoft Technology International Limited, or Hisoft, Neusoft Group Ltd., or Neusoft, and SinoCom Software Group Limited, or SinoCom;
•	Indian IT services companies, such as Cognizant Technology Solutions Corp., or Cognizant, HCL Technologies Ltd., or HCL, Infosys Technologies Ltd., or Infosys, Tata Consultancy Services Ltd., or TCS, and Wipro Technologies, or Wipro;
•	in-house IT departments of large corporations; and
•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe.

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
Our clients are not obligated for any long-term commitments to us. Many of our MSAs are either renewable for one-year period or have no fixed terms, and our SOWs are typically project-based and are generally valid for not more than one year. In addition, our clients can terminate many of our MSAs and SOWs with or without cause, and in most cases without any cancellation charge. Some of our MSAs specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. If any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues. Most of the MSAs we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workmen’s compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. We have purchased general commercial liability insurance for our facilities in China for the period from February 2, 2009 to October 13, 2009, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2008 to October 13, 2009, but we still do not satisfy the contractual requirement of certain of our key clients. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these MSAs.
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
Furthermore, in some of our MSAs, our clients are also entitled to request us to transfer, to them or their designees, the assets of our offshore development centers in China, or CDCs, that serve them and all of the operating relationships, including leases for the premises of the CDCs, employment relationships with the employees dedicated to the CDCs and contracts with subcontractors, at a pre-agreed transfer price which is generally a multiple of our monthly service fees from the relevant client for CDC services prior to the transfer. This transfer fee will either be reduced ratably based on the elapsed operation term of the CDC or subject to a maximum amount. In addition to the above amounts, the relevant client is also required to pay the lower of fair market value or net book value for the assets to be transferred that have not already been charged to the client. If our clients exercise these rights, we may lose some of our business and key employees, or may be required to transfer our assets and employees to a third party, and our losses may not be fully covered by the contractual payment.

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
The long sales cycle for our services, which typically ranges from three to twelve months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. In addition, some of our testing projects and ADM projects last several months. Due to the foregoing and other factors, our operating results have fluctuated significantly from quarter to quarter.
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
We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew to 102.7 million in 2008 from US$8.2 million in 2004. Since 2004, we have completed a number of acquisitions and established or acquired a number of offices in China, the United States, Japan, Hong Kong and Malaysia. We have also set up a number of CDCs. As of March 31, 2009, we had over 5,400 professionals, as compared to 536 professionals as of December 31, 2004. We are actively looking at additional locations to establish new offices and expand our current offices and CDCs. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
This rapid growth places significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting, human resources and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar. All of these endeavors will involve risks and require substantial management effort and skill. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.
If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.
Historically, we have expanded our service capabilities and gained new clients through selective acquisitions such as our acquisitions of Beijing Prosoft Software Technology Co., Ltd., or Prosoft, Beijing Innovation Technology Co., Ltd., or ITC, Shanghai VanceInfo Technologies Limited, or Shanghai VanceInfo, the international business unit of Beijing SureKAM Technologies Co., Ltd., or SureKAM, Beijing Chosen Technology Co., Ltd., or Chosen, and Wireless Info Tech, Ltd., or WIT, in the past several years. Our growth strategy involves gaining new clients and expanding our service lines, both organically and through strategic acquisitions. Our ability to successfully integrate an acquired entity and its operations may be adversely affected by a number of factors. These factors include:
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
Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Chris Shuning Chen, our founder, chairman and chief executive officer. In addition, we rely on David Lifeng Chen, our director and president, Sidney Xuande Huang, our chief operating officer and chief financial officer, Stanley Ying Zhou, our chief administrative officer, and our four executive vice presidents, Junbo Liu, Gerry Jianxin Lu, Jeff Jian Wu and Kevin Zhong Liu, to run our business operations. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. We may incur additional expenses to recruit, train and retain personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keeps a close relationship with our clients joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Each of our senior executives has entered into employment agreements with us that contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
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
Some of our MSAs provide that, if during the term of such MSAs, we offer or accept lower prices for our services that are similar to those we provide under these MSAs, to or from any other clients while all other terms and conditions are similar, we will be obligated to offer equally favorable prices to the clients under these MSAs. Such provisions, if triggered, would result in lower future revenues and profits to us under these MSAs. Certain other contracts of ours allow clients in certain circumstances to request a semi- annual benchmarking report comparing our direct costs and operating costs, measured as a percentage of revenues, with those of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements to future services we provide or there may be reduction in new business from the clients. The triggering of any of these contractual provisions could have an adverse effect on our business, results of operations and financial condition.
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
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. Although we have purchased general commercial liability insurance for our facilities in China for the period from February 2, 2009 to October 13, 2009, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2008 to October 13, 2009, the successful assertion of one or more large claims against us could still have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We seek to implement specific measures to protect sensitive and confidential client data. We require our employees and subcontractors to enter into non- disclosure arrangements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for that act and seek damages and compensation from us. However, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

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
If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which could adversely affect the market price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in December 2007. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to this annual report on Form 20-F for the fiscal year ending December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm has issued an audit report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2008. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
The financial soundness of our clients and vendors could affect our business and results of operations.
As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, our clients, subcontractors, suppliers and other vendors may experience cash flow concerns. As a result, clients may modify, delay or cancel plans to purchase our services and vendors may reduce their output, change terms of sales, or stop providing goods or services to us. Additionally, if clients’ or vendors’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, clients may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms, or stop providing goods or services to us. Any inability of current or potential clients to pay us for our services or any demands by vendors for different payment terms may adversely affect our earnings and cash flow. Furthermore, if one or more of our vendors stops providing goods or services to us, or interrupts its provision of goods or services to us, our business could be disrupted and we may incur higher costs.
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
We may also be liable to our clients for disruption in service resulting from such damage or destruction. We have purchased general commercial liability insurance for our facilities in China for the period from February 2, 2009 to October 13, 2009, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2008 to October 13, 2009, but our insurance coverage may not be sufficient. Prolonged disruption of our services as a result of natural disasters or other events would also entitle our clients to terminate their contracts with us.

Our business could be adversely affected by the effects of H1N1, or swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2009, there have been reports of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. In 2009, there have been at least two confirmed cases of swine flu in China. Any prolonged occurrence of swine flu, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Fluctuations in exchange rates could adversely affect our business.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi depreciated approximately 9% against the Japanese Yen between July 2008 and November 2008. During the same period, the Renminbi appreciated approximately 27% against the Euro. It is difficult to predict how long the current situation may last and when and how it may change again.
As a majority of our costs and expenses are denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues primarily in Renminbi, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We also receive a portion of our revenues in Japanese Yen and Euro. Any significant depreciation of the Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect our revenues in Renminbi or U.S. dollar terms, respectively.
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
Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, Prosoft, and ITC were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were incorporated in June 2004, and had been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate from 2007 to 2009. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai VanceInfo, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and was subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai VanceInfo was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% preferential income tax rate in 2007.
Megainfo was incorporated in 2001, and it was recognized as a “software enterprise” in 2001. Therefore, it was exempted from EIT from 2002 to 2003 and was subject to an 18% EIT rate from 2004 to 2006. In 2007, a 33% EIT was applicable to Megainfo. Chosen was incorporated in 2006 and was subject to a 33% EIT prior to January 1, 2008.
On March 16, 2007, the National People’s Congress of China enacted a new EIT Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Moreover, on December 26, 2007, the State Council circulated the Notice on Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, which took effect beginning December 26, 2007. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation issued the Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in respect of Enterprise Income Tax, which took effect beginning February 22, 2008. Under the new EIT Law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On April 14, 2008, Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Management Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the new EIT Law, enterprises that had been established and already enjoyed then applicable preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain qualified high-technology companies may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the State to be set forth by the certain departments of the State Council. Because the new EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation.
In December 2008, VanceInfo Beijing was qualified as a “high and new technology enterprise”. Despite present uncertainties resulting from the limited PRC tax guidance, we believe it is more likely than not that VanceInfo Beijing can continue to enjoy the preferential tax rate of 7.5%, a 50% reduction of its applicable EIT rate of 15%, from 2008 to 2010. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential income tax rate from 2008 to 2010. However, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authority will not revoke our subsidiaries’ “high and new technology enterprises” statuses after January 1, 2009. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations.

In addition, pursuant to relevant tax rules, each of VanceInfo Beijing, Shanghai VanceInfo, VanceInfo Technologies Limited, or VanceInfo Tianjin, and Shanghai VanceInfo Creative Software Technology Limited, or VanceInfo Shanghai Creative, may enjoy exemption from business tax with respect to the software development business and related technology consultancy services that it engages in, which falls under the definition of technology development business. Expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.
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
As of December 31, 2008, our principal shareholders and their affiliated entities own approximately 58.5% of our outstanding ordinary shares and voting power. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in our initial public offering.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.
Substantially all of our business operations are currently conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. In addition, the looser controls on credit recently adopted by the PRC government may cause rising inflation, which may also have an adverse impact on our profitability. Furthermore, the current global economic crisis is adversely affecting the economy in the U.S. and many other countries and regions around the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and market demand for our IT services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

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
Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, VanceInfo Technologies Inc. , may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. We do not believe our holding company and our subsidiaries located outside of the PRC are PRC resident enterprises. However, if we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, are exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Technologies Limited, or VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Rules, if VanceInfo Hong Kong is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen will be exempt from PRC income tax. If VanceInfo Hong Kong is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from VanceInfo Tianjin and VanceInfo Shenzhen, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

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
Foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with or approved by the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from a public offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.
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
On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006. To further clarify the implementation of Notice 75, the SAFE issued Notice 106 on May 29, 2007. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to the local SAFE branches.
We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares and holders of our restricted share units (also known as nonvested ordinary shares) are PRC residents, thus are required to make relevant registrations with the SAFE.

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
New labor laws in the PRC may adversely affect our results of operations.
As of March 31, 2009, we had approximately 6,100 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC (the “New Labour Law”) which became effective on January 1, 2008.
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
Risks Related to Our Shares and ADSs
The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating results.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 12, 2007, the first day on which our ADSs were traded on the NYSE, until May 13, 2009, the trading price of our ADSs has ranged from US$13.98 to US$4.20 per ADS and the closing sale price on May 13, 2009 was US$7.65 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other IT services companies;
•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	technological breakthroughs in the IT services industry;
•	potential litigation or administrative investigations;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;
•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and
•	general market conditions or other developments affecting us, our industry or the global economy.

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
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate significantly. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or a ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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
Our holding company, VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, we formed VanceInfo Beijing, a wholly owned subsidiary of VanceInfo, in China. In August 2004, VanceInfo Beijing acquired the IT services business and related assets of Wensi Chuangyi, including those of Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands, and is currently an exempted company with limited liability operating under the Companies Law (2007 Revision).
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
In May 2006, we issued in a private placement an aggregate of 2,990,000 shares of Series B-1 preferred shares and 6,380,188 shares of Series B-2 preferred shares together with certain warrants to acquire Series B-3 preferred shares to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth Partners III, L.P., Sequoia Capital Growth III Principals Fund, LC Fund II, DCM IV, L.P., and DCM Affiliates Fund IV, L.P. The proceeds we received from this private placement were US$25.1 million.
Since 2005, we have acquired a number of businesses. The following are our recent acquisitions:
•	In September 2005, we acquired the international business division of SureKAM, a software development outsourcing service provider.
•	In January 2006, we acquired the IT services business of Envisys System Co., Ltd., or Envisys.
•	In September 2006, we acquired 100% of the equity interest in Prosoft, an IT service provider primarily focusing on R&D services, from Shenzhen Yun Gong Investment Co., Ltd., Ms. Hong Zhang, Mr. Wei Chen, Mr. Li Ma and Ms. Lin Zhao.
•	In December 2006, we acquired the IT services business of Beijing SunBridges Technologies Development Co., Ltd., or SunBridges.

•	In March 2007, we acquired ITC, an IT service provider primarily focusing on R&D services, from Mr. Hao Yu and Mr. Wei Wei.
•	In March 2007, we entered into certain contractual arrangements with Megainfo through which we gained effective control over the operations of Megainfo.
•	In May 2007, we acquired a 75% equity interest in Shanghai VanceInfo, an IT service provider primarily focusing on ADM services, from Mr. Jilun Zhang and Mr. Rongbin Shi. In July 2008, we completed the acquisition of an additional 10% equity interest in Shanghai VanceInfo from NEC System Technologies Ltd., a Japanese company. In August 2008, we completed the acquisition of the remaining 15% of Shanghai VanceInfo from Mr. Jilun Zhang and Mr. Rongbin Shi.
•	In May 2007, we acquired an additional 48.99% of the equity interest of VanceInfo Japan Inc., or VanceInfo Japan, from Mr. Jinsong Tang.
•	In July 2007, we acquired Chosen, an IT service provider primarily focusing on SAP consulting and implementation services, from Mr. Gang Li, Mr. Tong Liu and Mr. Bin Huang.
•	In May 2008, we acquired a team of engineers from Shenzhen Tianchuang Software Development Co., Ltd., or Tianchuang, a small-sized supplier to Huawei, one of our major clients. The acquisition was accounted for as a business combination.
•	In October 2008, we completed the acquisition of a 33% equity interest in Link Result Limited, or Link Result, a China-based company providing IT outsourcing services to multinational financial institutions, from A-IT Software Services PTE Ltd. The investment was accounted for using the equity method of accounting.
•	In October 2008, we completed the acquisition of 100% of the equity interest in WIT, a U.S. based mobile testing and application development services provider, from Wireless Info Tech Limited.
•	In January 2009, we acquired from Guangzhou Kernel Technology Limited, or Kernel, a small China-based supplier providing customized application development services to Huawei, its software outsourcing service business with Huawei, together with a team of engineers and other employees. Over 150 IT professionals from Kernel’s offices in Guangzhou, Shenzhen and Nanjing joined us in connection with the transaction. The acquisition was accounted for as a business combination.
We sold 100% of our equity interest in ITC in February 2008 after integrating its business and employees. Prosoft and Megainfo were liquidated in December 2008 and January 2009, respectively, after integrating their business and employees. We are in the process of completing the tax clearance procedures of Prosoft and Magainfo. In December 2007, we completed our initial public offering and trading of our ADSs on the New York Stock Exchange.
Our principal executive offices are located at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86(10) 8282-5266. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
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
We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With over 5,400 professionals as of March 31, 2009, we operate a number of CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across China and in Washington and California, the United States, and in Japan.

Our major clients include Microsoft, IBM, Huawei, TIBCO, and a European mobile handset manufacturer. The number of our clients increased significantly from 98 for 2005 to 241 for 2008. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships.
In recent years, we have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2005, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$29.1 million in 2006 to US$102.7 million in 2008, representing a compound annual growth rate, or CAGR, of 88.0%. Our net income grew from US$4.4 million to US$16.2 million over the same period, representing a CAGR of 92.3%.
Service Lines
We categorize our service lines into R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization, which we develop in response to client requirements and technology life cycles.
Set forth below is our net revenues breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	(in US$ thousands, except for percentages)
R&D services	18,266	62.9%	36,013	57.4%	60,808	59.2%
Globalization and localization	3,086	10.6	3,886	6.2	4,259	4.2
Enterprise solutions	2,163	7.4	8,748	14.0	13,553	13.2

ADM	2,328	8.1	9,348	14.9	17,242	16.8
Quality assurance and testing	3,208	11.0	4,719	7.5	6,801	6.6

Total net revenues	29,051	100.0%	62,714	100.0%	102,663	100.0%

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
We have accumulated a variety of skill sets from over 11 years of experience in the outsourced development of computer software and hardware products. We provide R&D services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.
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

The following case studies describe the R&D services we provide to three of our clients:
TIBCO (a Nasdaq-listed software company with over 3,000 customers)
Client’s Project Requirements. TIBCO, which we have served since 2005, sought to improve the operating efficiency, price competitiveness and time-to-market of its core products to remain competitive. To achieve its goals, TIBCO sought to lower its software research and development costs through outsourcing. TIBCO chose us as a partner to assist with the full development cycle of several of its product lines. One such product line was TIBCO’s B2B suite, which is a standards-based business-to-business integration platform for secure transmission of business documents and messages among disparate partner systems.
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
Current Relationship with Client. We are the only Chinese service provider to help TIBCO to develop software products. Since 2005, we have been involved in a wide range of research and development services for this client on over 50 products. Currently, we have more than 200 staff at our TIBCO CDC dedicated to product development for TIBCO. We recently have been appointed by TIBCO to develop more technically challenging products.
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
A Fortune 100 multinational software company
Client’s Project Requirements. Some of the client’s main products are operating systems that run on personal computers, server computers, and embedded devices. Compatibility with existing and new applications is typically a critical concern for personal computer users and enterprises when upgrading to a new version of an operating system, and may significantly affect the acceptance of the client’s product in the marketplace.

In an important release, this client needed to develop a software component and conduct extensive testing to ensure applications under the older version operating system would be compatible with the new version. It decided to appoint an independent service provider to help with this specific issue due to a tight schedule and budget concerns. The task required not only in-depth knowledge of both the old and new versions of this operating system, but also rich experience in software development and testing work.
Our team was selected to provide this service, and our in-depth knowledge and expertise is highly valuable to the client.
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
Current Relationship with Client. We were one of the first Chinese service providers to help this software company resolve technically challenging and strategically important issues. Since then, we have been involved in a wide range of R&D services for this client on over 100 projects. We are one of the largest Chinese service providers working with this software company in terms of revenues and the number of dedicated professionals. Currently, we are working to expand our service scope with this client and to provide services on more challenging projects such as end to end business intelligence, or BI, solutions and embedded devices solutions.
Huawei (a leading Chinese telecommunications equipment manufacturer with nearly 90,000 employees)
Client’s Project Requirements. In 2004, Huawei appointed us to develop label switch protocol management system, or LSPM, version 1.0, for network management of Internet communications. As Huawei’s customers, who are mainly telecommunications carriers, were in urgent need of this system, we were required to deliver LSPM version 1.0 within a tight timeframe.
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
Adidas (a world leading sportswear and sports equipment manufacturer with over 31,000 employees)
Client’s Project Requirements. Adidas, which we have served since 2006, needed assistance in implementing a system to handle and analyze data from the following sources:
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
Current Relationship with Client. As our relationship with Adidas evolves, we have accumulated extensive knowledge of Adidas’s IT systems. We have successfully expanded our services to Adidas, such as phased data warehouse construction, Cognos reports/cube development, post-production support, and customized application development. Our Adidas team is comprised of 12 engineers dedicated to working on various Adidas projects. As of March 31, 2009, the team had devoted over 180 man-months to data warehouse design, data integration from SAP, BI platform construction for Adidas, and customized application development. We intend to continually leverage our understanding of Adidas and its IT systems to provide more support and solutions for this client in the future under separately billed assignments.
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
NEC System (a subsidiary of NEC Corporation, a multinational technology company headquartered in Japan)
Client’s Project Requirements. NEC System positions itself as a key supplier of application solutions to governments, telecommunications carriers and enterprises and has built up its core competencies in this sector. Facing intensive competition from other industry players, declining project prices and climbing labor costs, as well as customers’ constantly changing demands and increasing requests for customization, NEC System decided to outsource development work to lower-cost locations, such as China. However, NEC System has always had concerns about outsourcing, particularly in the following aspects:
•	quality assurance, which is critical for NEC System to serve its customers in Japan;
•	on-time delivery; and
•	understanding the demands of end users.

Our Solutions. Shanghai VanceInfo, which we acquired in 2007, built up a team to assist NEC System in 2002. Currently, we maintain a dedicated development team of over 60 engineers for NEC System. Our strict cost control, project management experience and economies of scale brought cost advantages to NEC System in the Japanese market. To meet the quality requirements of NEC System’s customers, we designed a set of development processes and a quality control system which meet NEC System’s own standards. We have also strengthened NEC System’s confidence in our quality control through stringent internal inspection and continual improvements. Through our real-time Web-based monitoring and communications system, we are able to control the work progress and better understand the demand and feedback from NEC System and its customers. In addition, our in-depth industry expertise has enabled NEC System to better serve its customers in a short timeframe.
Current Relationship with Client. We set up a WEB Application System Development Center in Shanghai for NEC System with approximately 60 engineers, and have devoted over 50 man-months for NEC System’s projects every month. Our partnership with NEC System has enabled it to sustain a competitive position in the Japanese market. For instance, due to our delivery capability, NEC System won a project of 1,500 man-months from COREPLUS, lasting from 2004 to 2007.
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
We provide these services to meet our clients’ cultural, linguistic, legal, technical and marketing requirements in a specific country or region. Currently, we provide high-quality globalization and localization services at significant cost savings and offer translation services into over 65 languages, including Asian languages, EMEA (Europe, the Middle East and Africa) languages, Nordic languages and North and South American languages. Our superior project management capability enables us to maintain long-term relationships with our clients as they generally continue to work with us for upgraded versions or updates of existing products, under separately negotiated and billed contracts or SOWs entered into subsequently.
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
Our TIBCO CDC is located on leased premises and is equipped with more than 200 computers and ancillary equipment and furniture. The CDC is connected to TIBCO’s facilities through a dedicated virtual private network, or VPN. The intellectual property rights in relation to the software products we develop for TIBCO are owned by TIBCO. We have deployed advanced technology and process-based methods to ensure a consistently high level of security. We have granted an option to TIBCO to acquire this CDC, including the facilities, employment relationships with our professionals working in the CDC and certain operating relationships such as the lease for the premises, in consideration of an agreed transfer fee.
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
As of March 31, 2009, we maintained a high-quality research and development team of professionals for TIBCO, all of whom hold undergraduate and graduate degrees, with approximately 15% of them having completed part or all of their education in the United States, Europe, Australia or Singapore.
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

We typically follow the standard process requested by our clients and have devoted substantial efforts to obtaining certification under certain generally recognized quality control systems. We are ISO 9001 certified and one of our subsidiaries, Shanghai VanceInfo is ISO 27001 certified. We achieved Level-Five certification under the Capability Maturity Model Integration, or CMMI, an industry recognized rating system for systems engineering developed by Carnegie Mellon University, at one of our key development centers. CMMI is graded in five levels of increasing maturity and capability, with Level 5 representing the highest certification.
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
Sales and Marketing Organization. As of March 31, 2009, our BD team consisted of 64 full-time sales personnel, including 50 sales managers, each of whom is responsible for a designated sales region, a specific service line or an industry. We have sales offices in major cities in China and in Silicon Valley, Seattle, Tokyo and Hong Kong. We plan to enhance our sales efforts by recruiting more sales professionals and setting up additional sales offices overseas.
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
Enhancing Brand Visibility. We also devote substantial efforts to public relations, attendance at global exhibitions and conferences, governmental relations and advertising. For example, we attended various forums and exhibitions organized in the United States and China in 2008, including Gartner Outsourcing & Vendor Management Summit 2008, the 7th Anniversary OutsourceWorld, Gartner China Outsourcing Summit 2008, China International Software & Information Service Fair 2008, Hong Kong International Computer Conference 2008, 2008 Summer Davos Forum, the 6th Global IT Outsourcing Summit Shanghai and China Computer World CEO & CIO Summit 2008. We believe our marketing team’s efforts have enhanced our company’s corporate image and brand name.
Our Clients
Our clients include large corporations headquartered in the United States, Europe, Japan and China. We have a strong market share of U.S. and European corporations operating in China and have a growing presence in Japan. The number of our clients increased significantly from 98 for 2005 to 241 for 2008.

The following table sets forth our net revenues by geographic breakdown based on the location of our clients’ headquarters for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008
	(in US$ thousands, except percentages)
United States(1)	24,717	85.1%	43,153	68.8%	56,175	54.7%
Europe(1)	714	2.5	6,284	10.0	14,991	14.6
Japan(1)	1,548	5.3	5,828	9.3	9,157	8.9
China(1)	2,065	7.1	7,329	11.7	22,045	21.5
Others	7	0.0	120	0.2	295	0.3

Total net revenues	29,051	100.0%	62,714	100.0%	102,663	100.0%

(1)	Countries or regions where the headquarters of our clients are located.
Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2006. In the aggregate, these two clients accounted for 53.1% of our net revenues in 2006. For the year ended December 31, 2007, each of these two clients accounted for over 10% of our net revenues, and in the aggregate accounted for 34.6% of our net revenues in 2007. For the year ended December 31, 2008, each of Microsoft, IBM and Huawei accounted for over 10% of our net revenues, and in the aggregate accounted for 38.8% of our net revenues in 2008. Our top five clients accounted for approximately 69.3%, 53.7% and 53.8% of our net revenues in 2006, 2007 and 2008, respectively. The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.
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
Competition
The offshore IT services market is highly competitive. Competition in the offshore IT services market depends in large part on industry experience, quality of the services offered, reputation, marketing and selling skills as well as price. No single participant or group of participants dominates the entire market or any of the segments, and we expect competition to intensify. We compete in the offshore IT services market primarily with:
•	Chinese IT services companies, such as Achievo, Chinasoft International, DHC, Hisoft, Neusoft and SinoCom;
•	Indian IT services companies, such as Cognizant, HCL, Infosys, TCS and Wipro; and
•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as the Southeast Asia, Latin America and Eastern Europe.

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
Intellectual Property
Our intellectual property rights are important to our business. We rely on a combination of trademarks, domain names, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have proprietary know-how in software development and testing methodologies. We hold trademark registrations for one or both of “VANCEINFO” and “” in the United States, Europe, Australia, Singapore and Hong Kong, and have additional trademark registration applications pending in China, the United States and Japan for one or both of these marks. We have registered our domain names, www.vanceinfo.com, www.vanceinfo.net, www.vanceinfo.com.cn, www.vanceinfo.net.cn, www.vanceinfo.cn, and www.vitocs.com. Our subsidiary, Shanghai VanceInfo, has also registered its domain name, www.solutions.sh.
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
Government Regulations
Information Service Industry Regulations
On June 24, 2000, the State Council promulgated the Certain Policies in Encouraging the Development of Software and Integrated Circuit Industry (the “Encouraging Policy”) to promote the development of the software and integrated circuit industries in China. Pursuant to the Encouraging Policy, the software enterprises in China are entitled to preferential treatment, including financing support, tax preferential treatment, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from EIT for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. A key software enterprise under the State plan is entitled to a 10% EIT rate. All of the above qualifications are subject to an annual assessment by the relevant government authority in China. Enterprises which fail to meet the annual examination standards are not entitled to the favorable EIT treatments.
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
On February 22, 2008, the Ministry of Finance and State Administration of Taxation promulgated the Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in Respect of Enterprise Income Tax, which emphasizes that a recognized software enterprise is entitled to an exemption from EIT for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. A key software enterprise under the State plan is entitled to a 10% EIT rate.
Intellectual Property Rights
The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered our Wensi Load management system, Octiga distribution resource management system, and Pu Te Lei En computer translation system with the State Copyright Bureau. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.
The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of 10 years to registered trademarks. We have filed trademark registration applications for our trademarks, “VANCEINFO” and “”, with the Trademark Office of the SAIC. The registration applications for these trademarks are still pending and, according to PRC law, we therefore do not enjoy proprietary rights to these trademarks in China at this time.

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
The dividends generated on or after January 1, 2008 and paid by the subsidiary to its foreign shareholders are deemed income of the foreign shareholders and are taxable in China if the foreign shareholders are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign shareholders within China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.
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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with their local SAFE branch by March 31, 2006. To further clarify the implementation of Notice 75, the SAFE issued Notice 106 on May 29, 2007. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.
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
Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:
•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this new procedure;
•	In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange; and
•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

C. Organizational Structure
The following diagram illustrates our corporate structure:

(1)	Vancelnfo Japan Inc., or VanceInfo Japan, formerly named Worksoft Japan Inc., has 1,400,000 outstanding shares, with 1,399,900 shares owned by VanceInfo, 100 shares owned by Mr. Xiaolai Wang, a Chinese citizen.

(2)	VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, a Chinese limited liability company, 100% owned by VanceInfo.

(3)	VanceInfo Technologies Inc., or VanceInfo US, formerly named Worksoft Creative Software Technology Inc., a corporation incorporated under the laws of the State of Delaware in the United States, 100% owned by VanceInfo.

(4)	VanceInfo Creative Software Technology Ltd., or VanceInfo BVI, formerly named Worksoft Creative Software Technology Ltd., a holding company incorporated the laws of the British Virgin Islands, 100% owned by VanceInfo.

(5)	Nanjing VanceInfo Creative Software Technology Limited, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(6)	Shanghai VanceInfo Creative Software Technology Limited, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(7)	Beijing Chosen Technology Co., Ltd., or Chosen, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(8)	Shanghai VanceInfo Technologies Limited, or Shanghai VanceInfo, formerly named Shanghai Solutions Software Co., Ltd., a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(9)	Wireless Info Tech, Ltd., or WIT, a corporation incorporated under the laws of the California in the United States, 100% owned by VanceInfo US.

(10)	VanceInfo Malaysia Inc. Sdn. Bhd., or VanceInfo Malaysia, a corporation incorporated under the laws of Malaysia, 100% owned by VanceInfo BVI.

(11)	VanceInfo Technologies Limited, or VanceInfo Hong Kong, formerly named Worksoft Information Technology Service Limited, a company incorporated the laws of Hong Kong, 100% owned by VanceInfo BVI.

(12)	VanceInfo Technologies Limited, or VanceInfo Tianjin, a Chinese Limited liability company, 100% owned by VanceInfo Hong Kong.

(13)	Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, a Chinese Limited liability company, 100% owned by VanceInfo Hong Kong.
D. Property, Plants and Equipment
Our principal executive offices are located on premises comprising approximately 8,000 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.
We have maintained a number of offices in China, the United States, Japan, Hong Kong and Malaysia under leases with terms ranging from one to four years.
The following table describes each of the leases for our headquarters and other major delivery centers as of March 31, 2009.

Space
(in square
Location	meters)		Usage of Property	Expiration Time
Beijing	3,005		Headquarters, R&D Services	February 2011
	1,477		General Administration
Globalization and Localization
			R&D Services	March 2012
	2,425	*	General Administration
Globalization and Localization
			R&D Services	December 2009
	1,602		ADM, R&D Services	February 2012
	1,487		R&D Services	March 2010
	2,563		R&D Services	June 2010
	3,025		R&D Services	December 2012
	4,452		R&D Services	July 2011
	1,335		R&D Services	September 2010
Shanghai	1,503		Quality Assurance and Testing	March 2010
	922		R&D Services	October 2011
	1,739		R&D Services	May 2010
	1,758		ADM, Quality Assurance and
			Testing, R&D Services	April 2010
	2,902		ADM	May 2012
	3,022	*	ADM, Quality Assurance and Testing, R&D Services	May 2010
Nanjing	3,000		R&D Services	February 2012
Shenzhen	3,838	*	ADM, R&D Services	September 2013
	1,213		R&D Services	September 2013
Chengdu	1,200		R&D Services	March 2010

*	The sum of space under multiple leases.

We currently have capacity for approximately 6,200 professionals and general and administrative personnel at these facilities. As of March 31, 2009, we used approximately 83% of our existing office space for our operations.
ITEM 4A UNRESOLVED STAFF COMMENTS
Not Applicable.
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
A. Operating Results
Overview
We are an IT service provider and one of the leading offshore software development companies in China. We deliver a comprehensive range of IT services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution. We have a team of over 5,400 professionals as of March 31, 2009 and operate a number of CDCs, and also deliver our services at clients’ facilities or via our offices in major cities across China and in Washington and California, the United States, and in Japan. Our net revenues grew from US$29.1 million in 2006 to US$102.7 in 2008, representing a CAGR of 88.0%. Our net income grew from US$4.4 million in 2006 to US$16.2 million in 2008, representing a CAGR of 92.3%.
Factors Affecting Our Results of Operations
We believe the most significant factors that affect our business and results of operations are:
•	the overall economic conditions in our principal geographic markets, which may affect market demand for offshore IT services;
•	the quality and portfolio of our service lines and industry expertise compared with those of our competitors;
•	the billing rates and utilization rates of our professionals, our compensation and benefit expenses and other operating costs and expenses;
•	the availability of a large talent pool in China and supply of qualified professionals; and
•	the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT services industry.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including service lines, clients, and geographic markets. We manage and market our business according to our service lines and industry practices. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China.
Net Revenues
Our net revenues are net of business tax and other sales tax. In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues grew from US$29.1 million in 2006 to US$62.7 million in 2007 and US$102.7 million in 2008.
We discuss below the breakdown of our net revenues by service lines, clients, and geographic markets.
Net Revenues by Service Lines
We derive net revenues from the provision of our IT services, including R&D services, enterprise solutions, ADM, quality assurance and testing, and globalization and localization.
Set forth below is our net revenue breakdown by service lines for the periods indicated:

	For the Year Ended December 31,
	2006		2007		2008
	(in US$ thousands, except for percentages)
R&D services	18,266	62.9%	36,013	57.4%	60,808	59.2%
Globalization and localization	3,086	10.6	3,886	6.2	4,259	4.2
Enterprise solutions	2,163	7.4	8,748	14.0	13,553	13.2
ADM	2,328	8.1	9,348	14.9	17,242	16.8
Quality assurance and testing	3,208	11.0	4,719	7.5	6,801	6.6

Total net revenues	29,051	100.0%	62,714	100.0%	102,663	100.0%

R&D services have accounted for a majority of our net revenues in recent years. On the other hand, our net revenues from ADM increased most significantly from 2006 to 2008 as we increased our efforts in these service lines. Our net revenues from globalization and localization, enterprise solutions, and quality assurance and testing services also increased in absolute numbers, but decreased as a percentage of our total net revenues in 2008 compared to 2007.
Net Revenues by Clients
We have achieved strong revenue growth by focusing on select, long-term client relationships that we refer to as strategic accounts. Currently, our strategic accounts include Microsoft, IBM, Huawei, TIBCO, and a European mobile handset manufacturer, and we commenced our relationships with them in 1995, 1997, 2004, 2005 and 2007, respectively, and we have steadily expanded our business and service offerings to these clients since then. Net revenues from these clients grew from US$16.6 million, or 57.2% of our total net revenues, in 2006, to US$55.2 million, or 53.8% of our total net revenues, in 2008.

As illustrated in the table below, a significant proportion of our net revenues has been derived from a limited number of clients. Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2006. In the aggregate, these two clients accounted for 53.1% of our net revenues in 2006. For the year ended December 31, 2007, each of these two clients accounted for 10% or more of our net revenues, and in the aggregate accounted for 34.6% of our net revenues in 2007. For the year ended December 31, 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues in 2008. We initially developed relationships with certain divisions of Microsoft, IBM and Huawei, based on which we have cross-sold our wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft, IBM and Huawei were primarily attributable to cross-selling and enhanced relationships.
In recent years, we have been diversifying our client base by implementing various initiatives, including adding new strategic accounts, expanding our industry practices and increasing our service lines. The number of our clients with at least US$1 million in annual revenue increased significantly from 5 for 2006 to 18 for 2008. The percentage of our net revenues derived from our top five clients decreased from 69.3% in 2006 to 53.7% in 2007 and remained essentially constant at 53.8% in 2008. The percentage of our net revenues derived from our top ten clients decreased from 79.7% in 2006 to 69.4% in 2007 and 68.6% in 2008.

	For the Year Ended December 31,
	2006		2007		2008
	(in US$ thousands, except for percentages)
Clients accounting for 10% or more of our net revenues	15,418	53.1%	21,678	34.6%	39,880	38.8%
Top five clients	20,143	69.3	33,707	53.7	55,240	53.8
Top 10 clients	23,167	79.7	43,523	69.4	70,449	68.6
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

	For the Year Ended December 31,
	2006		2007		2008
	(in US$ thousands, except for percentages)
United States(1)	24,717	85.1%	43,153	68.8%	56,175	54.7%
Europe(1)	714	2.5	6,284	10.0	14,991	14.6
Japan(1)	1,548	5.3	5,828	9.3	9,157	8.9
China(1)	2,065	7.1	7,329	11.7	22,045	21.5
Others	7	0.0	120	0.2	295	0.3

Total net revenues	29,051	100.0%	62,714	100.0%	102,663	100.0%

(1)	Countries or regions where the headquarters of our clients are located.
While we expect that a substantial portion of our net revenues will continue to be derived from strategic clients headquartered in the United States, we expect that, as a result of our business development efforts, we will derive an increasing portion of our net revenues from clients headquartered in Europe and China.

Cost of Revenues
Cost of revenues represented 61.8%, 61.5% and 61.3% of our net revenues for the years ended December 31, 2006, 2007, and 2008, respectively. Our cost of revenues largely consists of compensation and benefit expenses of our professionals, including share-based compensation expenses, subcontracting costs, travel expenses, rental expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses.
The principal component of our cost of revenues is the compensation and benefit expenses of our professionals. A majority of our professionals are located in China, where labor costs in the IT services industry are relatively low. In 2008, our compensation and benefit expenses, excluding share-based compensation expenses, were US$46.0 million, compared to US$27.7 million in 2007 and US$13.8 million in 2006. As wages in China continue to increase, we may experience increases in our compensation and benefit expenses, particularly expenses for project managers and other mid-level professionals. To control our compensation cost, we will continue to recruit professionals from outside the major cities in China where compensation tends to be lower. We seek to maintain compensation levels in accordance with prevailing trends in our industry in China.
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
Our subcontractor cost includes expenses we incur for hiring subcontractors and freelancers from time to time. We use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In 2008, we incurred a subcontracting cost of US$10.4 million, compared to US$6.1 million in 2007 and US$2.0 million in 2006.
We incur travel expenses primarily due to our professionals’ traveling to perform onsite work for projects. In 2008, our travel expenses were US$3.2 million, compared to US$3.1 million in 2007 and US$1.2 million in 2006. We expect our travel expenses to increase as our overseas onsite services and enterprise solutions services provided to domestic clients grow. We plan to explore opportunities to establish additional overseas delivery offices and expand into second-tier cities in China according to market demand and client preferences, which will also increase our professionals’ travel expenses overseas and in China.
We expect our cost of revenues to increase in line with the growth of our business.
Operating Expenses
General and Administrative Expenses
General and administrative expenses represented 21.1%, 22.1% and 21.0% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively. General and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to personnel other than professionals and our business development team, rental expenses, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and miscellaneous administrative costs. Depreciation and amortization expenses as a component of general and administrative expenses excluded those included in cost of revenues and selling and marketing expenses. We expect our general and administrative expenses to increase as we hire additional personnel and otherwise incur additional expenses to support our operations as a public company, including compliance-related costs.

Selling and Marketing Expenses
Selling and marketing expenses represented 2.4%, 3.7% and 4.2% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, amortization expenses, travel expenses, advertising expenses, selling and marketing-related office expenses. Amortization expenses as a component of selling and marketing expenses include amortization of customer base and relationships and contract backlog acquired from business combinations. We expect our selling and marketing expenses to increase in the future as we increase our sales efforts, hire additional sales personnel, target new markets, establish new sales offices both in China and overseas and initiate additional marketing programs to further build our brand.
Share-based Compensation Expenses
We adopted our 2005 Stock Plan in November 2005 and amended the plan in April and May 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. We adopted our 2007 Share Incentive Plan in July 2007 and amended the plan in August 2007. Under the 2005 Stock Plan, we have reserved 4,267,500 ordinary shares for issuance upon exercise of awards granted thereunder. Under the 2007 Share Incentive Plan, we have authorized the issuance of up to 1,100,000 ordinary shares plus an annual 3% increase of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted thereunder. We granted options to purchase and restricted share units for up to 3,011,700, 2,488,050 and 1,353,680 ordinary shares to our directors, officers and other employees in 2006, 2007 and 2008. As of December 31, 2008, there were 3,777,340 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan, as amended, and 2,189,683 ordinary shares issuable upon exercise of outstanding options and restricted share units under our 2007 Share Incentive Plan, as amended. We recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

	For the Year Ended December 31,
	2006	2007	2008
	(in US$ thousands)
Share-based compensation expenses:
Cost of revenues	45	111	265
General and administrative expenses	632	808	950
Selling and marketing expenses	36	77	176

Total	713	996	1,391

As of December 31, 2008, the unamortized compensation expenses in connection with our outstanding options and restricted share units were US$1.8 million.
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

Taxes
Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands. VanceInfo BVI is a tax exempted company incorporated in the British Virgin Islands. VanceInfo US was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2007 and 2008. WIT was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% in 2008.
PRC Enterprise Income Tax, or EIT
Prior to January 1, 2008, PRC EIT was generally assessed at the rate of 33% of taxable income. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing, Prosoft, and ITC were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were incorporated in June 2004, and had been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate from 2007 to 2009. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai VanceInfo, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and was subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai VanceInfo was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% preferential income tax rate in 2007.
Megainfo was incorporated in 2001, and it was recognized as a “software enterprise” in 2001. Therefore, it was exempted from EIT from 2002 to 2003 and was subject to an 18% EIT rate from 2004 to 2006. In 2007, a 33% EIT was applicable to Megainfo. Chosen was incorporated in 2006 and was subject to a 33% EIT prior to January 1, 2008.
On March 16, 2007, the National People’s Congress of China enacted a new EIT Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules, which also took effect beginning January 1, 2008. Moreover, on December 26, 2007, the State Council circulated the Notice on Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, which took effect beginning December 26, 2007. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation issued the Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in respect of Enterprise Income Tax, which took effect beginning February 22, 2008. Under the new EIT Law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On April 14, 2008, Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Management Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the new EIT Law, enterprises that had been established and already enjoyed then applicable preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain qualified high-technology companies may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the State to be set forth by the certain departments of the State Council. Because the new EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation.

In December 2008, VanceInfo Beijing was qualified as a “high and new technology enterprise”. Despite present uncertainties resulting from the limited PRC tax guidance, we believe it is more likely than not that VanceInfo Beijing can continue to enjoy the preferential tax rate of 7.5%, a 50% reduction of its applicable EIT rate of 15%, from 2008 to 2010. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential income tax rate from 2008 to 2010. Our other subsidiaries located in the PRC were subject to a 25% EIT rate for the year ended December 31, 2008.
Moreover, under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. We do not believe our holding company and our subsidiaries located outside of the PRC are PRC resident enterprises. However, if we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, are exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and VanceInfo Shenzhen is incorporated in Hong Kong. According to the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Rules, if VanceInfo Hong Kong is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen will be exempt from PRC income tax. If VanceInfo Hong Kong is regarded as a non-resident enterprise, it will be subject to a 5% withholding tax for any dividends payable to it from VanceInfo Tianjin and VanceInfo Shenzhen.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. As such, the aggregate undistributed earnings of our subsidiaries and VIE located in the PRC that are available for distribution to us of approximately US$30.6 million at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, Accounting for Income Taxes—Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2008.
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

PRC Business Tax
Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to applicable tax rules, each of VanceInfo Beijing, Shanghai VanceInfo, VanceInfo Tianjin, and VanceInfo Shanghai Creative, may enjoy exemption from business tax with respect to the technology development services that they engage in that fall under the definition of technology development business.
Minority Interest
In 2006, we held a 51% equity interest in VanceInfo Japan. Minority interest in 2006 represented minority shareholders’ share of the net income of VanceInfo Japan. We subsequently acquired an additional 48.99% equity interest in VanceInfo Japan and a 75% equity interest in Shanghai VanceInfo in May 2007. We completed the acquisition of an additional 10% equity interest in Shanghai VanceInfo in July 2008, and acquired the remaining 15% equity interest in Shanghai VanceInfo in August 2008. Accordingly, as of December 31, 2008, our balance sheet included an insignificant minority interest in VanceInfo Japan. Minority interest in our statement of operations for 2007 and 2008 represented minority shareholders’ share of the net income of Shanghai VanceInfo and VanceInfo Japan.
Deemed Dividends
We issued our Series A preferred shares in March 2005. The Series A preferred shares, unless previously converted, were redeemable at a premium at the option of the holders 60 days after we have redeemed our Series B preferred shares. We recognized accretion to the redemption value of our Series A preferred shares as deemed dividends for the years ended December 31, 2006 and 2007.
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
In July 2006, the Financial Accounting Standard Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”) which clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN No. 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We adopted the provisions of FIN No. 48 effective January 1, 2007. The adoption of FIN No. 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on our accounting for income taxes for the years ended December 31, 2007 and 2008. We did not incur any interest or penalties related to potential underpaid income tax expenses for the years ended December 31, 2007 and 2008.

Share-based compensation
In 2006, 2007 and 2008, we entered into award agreements pursuant to our 2005 Stock Plan and 2007 Share Incentive Plan, or plans. Under the award agreements, we had outstanding options to purchase 5,939,043 ordinary shares and had 27,980 restricted share units as of December 31, 2008. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers — Share Incentive Plans.”
Under SFAS No. 123R, “Share-Based Payment”, which became effective on January 1, 2006, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date. With compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For options and restricted share units granted to employees, we measure share-based compensation expenses or the fair value of the options and restricted share units at the grant date. We recognize such share-based compensation expenses over the vesting period of the options and restricted share units. Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.
Prior to the IPO in December 2007, when estimating the fair value of the ordinary shares on the grant date, we considered a number of factors, including our financial condition, financial and operating prospects with reference to our equity transactions at that time. After our IPO, we used the prior day closing market price of our ordinary shares as the fair value of our ordinary shares at the date of grant.
The fair value of the option award was estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, expected term, expected volatility, expected risk free interest rate and expected dividend yield. As we did not have sufficient historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options because we did not have sufficient historic volatility data of our own ordinary shares, which commenced public trading after our IPO. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated by us based on our expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.
Accounts receivable
Our accounts receivable as of December 31, 2006, 2007 and 2008 were US$11.8 million, US$24.7 million and US$36.8 million, respectively. Our days of sales outstanding in 2006, 2007 and 2008 were 107, 104 and 106 days, respectively. We define our days of sales outstanding as the ratio of the average accounts receivable to revenues in a year, multiplied by 365.
We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by us has generally been consistent with our expectations and the allowance established for doubtful accounts. In 2006, 2007 and 2008, the provision made for doubtful accounts was US$53,000, US$342,000 and US$587,000, respectively. If the frequency and amount of customer defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

The following table presents a profile of our accounts receivable in terms of days for which accounts receivable were outstanding:

	As of December 31,
	2006	2007	2008
	(in US$ thousands)
Period in days
0-90	11,482	23,850	35,938
91-180	179	668	1,066
More than 180	207	532	410

Total	11,868	25,050	37,414

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
Recently issued accounting standards
In September 2006, the FASB issued SFAS, No. 157, effective January 1, 2008. We adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position, or FSP, 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. We do not expect that the adoption of SFAS No. 157 for nonfinancial assets and liabilities will have a significant effect on our consolidated financial statements.
In December 2007, the FASB issued SFAS No.141, Business Combinations (Revised 2007). SFAS No. 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS No. 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS No. 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to be assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS No. 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS No. 141R allows for the recognition of pre-acquisition contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingencies in accordance with recognition criteria set forth under SFAS No. 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS No. 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We do not expect that the adoption of SFAS No. 141R will have a material impact on our financial statements.
In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51. This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We do not expect that the adoption of SFAS No. 160 will have a material impact on our financial statements.

In April 2008, the FASB issued FSP FAS 142-3: Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No.142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. We do not expect that the adoption of FSP 142-3 will have a material impact on our financial statements.
In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain nonforfeitable rights to dividends or dividend equivalents. This FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited. We do not expect that the adoption of FSP 03-6-1 will have a material impact on our financial statements.
At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue EITF 08-6: Equity Method Investment Accounting Considerations. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect that the adoption of EITF 08-6 will have a material impact on our financial statements.
On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FSP will be effective on April 1, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. We do not expect that the adoption of this FAS will have a material impact on our financial statements.
On April 9, 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP will be effective on April 1, 2009 and will be applied prospectively. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. We do not expect that the adoption of this FSP will have a material impact on our financial statements.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008
	(in US$ thousands)
Consolidated Statement of Operations Data
Net revenues	29,051	62,714	102,663
Cost of revenues	(17,961)	(38,544)	(62,911)

Gross profit	11,090	24,170	39,752

General and administrative expenses	(6,140)	(13,838)	(21,625)
Selling and marketing expenses	(681)	(2,342)	(4,280)

Total operating expenses	(6,821)	(16,180)	(25,905)

Other operating income	54	860	858

Income from operations	4,323	8,850	14,705
Interest income	592	1,032	2,028
Interest expense	(4)	(47)	(69)
Exchange differences	(93)	317	703
Change in fair value of the warrants	(405)	(357)	—

Income before income tax and minority interest	4,413	9,795	17,367
Income tax expense	(2)	(174)	(1,298)

Income before earnings in equity investment and minority interest	4,411	9,621	16,069
Earnings in equity investment	—	—	20

Minority interest in net income of consolidated subsidiary	(35)	(52)	84

Net income	4,376	9,569	16,173
Deemed dividend on Series A convertible redeemable preferred shares	(611)	(632)	—

Income attributable to holders of ordinary shares	3,765	8,937	16,173

The following table sets forth certain financial information as a percentage of our net revenues:

	For the Year Ended December 31,
	2006	2007	2008
Consolidated Statement of Operations Data
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	(61.8)	(61.5)	(61.3)

Gross profit	38.2	38.5	38.7

General and administrative expenses	(21.1)	(22.1)	(21.0)
Selling and marketing expenses	(2.4)	(3.7)	(4.2)

Total operating expenses	(23.5)	(25.8)	(25.2)

Other operating income	0.2	1.4	0.8

Income from operations	14.9	14.1	14.3
Interest income	2.0	1.6	2.0
Interest expense	*	(0.1)	(0.1)
Exchange differences	(0.3)	0.5	0.7
Change in fair value of the warrants	(1.4)	(0.5)	—

Income before income tax and minority interest	15.2	15.6	16.9

	For the Year Ended December 31,
	2006	2007	2008
Income tax expense	—	(0.3)	(1.2)

Income before earnings in equity investment and minority interest	15.2	15.3	15.7
Earnings in equity investment	—	—	*

Minority interest in net income of consolidated subsidiary	(0.1)	*	0.1

Net income	15.1	15.3	15.8
Deemed dividend on Series A convertible redeemable preferred shares	(2.1)	(1)	—

Income attributable to holders of ordinary shares	13.0	14.3	15.8

*	less than 0.1%
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Our results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 were impacted by the inclusion in the operating results for 2008 of our acquisition of WIT, which we acquired in October 2008.
Net Revenues
Our net revenues were US$102.7 million in 2008, representing an increase of 63.7% from our net revenues of US$62.7 million in 2007. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$35.6 million increase in our sales to our existing clients as of December 31, 2007, as a result of our enhanced relationships with these clients, and to US$4.4 million of sales to new clients. The number of our clients increased to 241 for 2008 from 205 for 2007. In addition, the total number of clients that individually accounted for over US$1 million of our net revenues on an annualized basis increased to 18 for 2008 from 11 for 2007.
We hired approximately 30 professionals through our acquisition of WIT in 2008. This acquisition strengthened our capabilities and expertise in mobile testing and application development services.
Cost of Revenues
In 2008, our cost of revenues was US$62.9 million, representing an increase of 63.2% from US$38.5 million in 2007. Cost of revenues represented 61.5% and 61.3% of our net revenues in 2007 and 2008, respectively. The increase was primarily due to increases in compensation and benefit expenses of our professionals and our subcontracting costs, as explained further below.
In 2008, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, increased by 66.4% to US$46.0 million from US$27.7 million in 2007, primarily due to an increase in our number of professionals. Our cost of revenues in 2008 and 2007 also included US$0.3 million and US$0.1 million of share-based compensation expenses arising from share options and restricted share units granted to our professionals.
Our subcontracting costs increased by 69.1% to US$10.4 million in 2008 from US$6.1 million 2007, primarily due to increases in business volumes and project scale.
Our depreciation expenses included in cost of revenues increased to US$0.9 million in 2008 from US$0.6 million in 2007, primarily due to increased depreciation expenses relating to computers and equipment used by our professionals and depreciation of the leasehold improvements.
Gross Profit
Our gross profit in 2008 was US$39.8 million, representing an increase of 64.5% from US$24.2 million in 2007. Gross profit as a percentage of our net revenues was maintained at 38.7% in 2008 compared to 38.5% in 2007.

General and Administrative Expenses
Our general and administrative expenses were US$21.6 million in 2008, representing an increase of 56.3% from US$13.8 million in 2007.
Compensation and benefit expenses in respect of administrative employees, excluding share-based compensation expenses, increased by 83.9% to US$7.9 million in 2008 from US$4.3 million in 2007, primarily due to an increase in our number of administrative employees from 451 as of December 31, 2007 to 616 as of December 31, 2008. The increase in compensation and benefit expenses was also attributable to an increase in the average salary of our administrative employees. Our general and administrative expenses in 2008 also included US$1.0 million of share-based compensation expenses arising from share options granted to our administrative employees compared to US$0.8 million of share-based compensation expenses in 2007. Rental expenses increased to US$4.5 million in 2008 from US$3.2 million in 2007, primarily due to our entering into new leases in major cities across China.
Selling and Marketing Expenses
In 2008, our selling and marketing expenses increased to US$4.3 million from US$2.3 million in 2007.
Compensation and benefit expenses in respect of selling and marketing employees, excluding share-based compensation expenses, increased to US$2.4 million in 2008 from US$1.0 million in 2007, as we hired more selling and marketing employees and their average salary increased. Our selling and marketing expenses in 2008 and 2007 included US$176,000 and US$77,000, respectively, of share-based compensation expenses arising from share options granted to our selling and marketing employees. Our amortization of intangible assets acquired in mergers and acquisitions increased to US$0.7 million in 2008 from US$0.6 million in 2007 as a result of our acquisitions in 2007 and 2008. Our travel and advertising expenses also increased in 2008 compared to 2007 primarily due to enhanced marketing efforts.
Other Operating Income
Other operating income was generated primarily from government subsidies. In 2008, our government subsidies were US$0.8 million, a decrease from US$0.9 million in 2007. In 2008, we were granted government subsidies for obtaining certain technical certifications, improving our internal process management system, successfully completing our initial public offering and hiring and training interns. In 2007, we were granted government subsidies for obtaining certain technical certifications, improving our internal process management system and for part of the Company’s training costs incurred in 2007.
Income from Operations
Our income from operations was US$14.7 million in 2008, representing an increase of 66.2% from US$8.9 million in 2007. The increase was due to our higher net revenues in 2008 compared to 2007, partly offset by the increases in our cost of revenues and operating expenses during the same period. Income from operations as a percentage of net revenues was maintained at 14.3% in 2008 compared to 14.1% in 2007.
Interest Income
Our interest income increased to US$2.0 million in 2008 from US$1.0 million in 2007. The increase was due to an increase in our cash balances in 2008 compared to 2007.
Foreign Exchange Gain (Loss)
For 2008, we incurred foreign exchange gain of US$0.7 million, as compared to foreign exchange gain of US$0.3 million for 2007. Our foreign exchange gain in 2008 was largely due to the appreciation of the Japanese yen.

Income Tax Expense
Our income tax expense increased to US$1.3 million for 2008 from US$0.2 million for 2007, primarily due to the expiration of VanceInfo Beijing’s three-year tax exemption, which was in effect from 2005 to 2007. In 2008, VanceInfo Beijing, our major operating entity, was entitled to a 50% reduction in its 15% preferential tax rate due to its recognition as a “new and high-technology enterprise” located in the Beijing New Industry Development Pilot Zone.
Earnings in equity investment
We invested in Link Result in 2008 and account for our investment in Link Result under the equity method. For 2008, we shared earnings in Link Result in the amount of US$20,000.
Minority Interest
In 2008, US$84,000 of loss in the subsidiaries was attributable to the minority interest. In 2007, minority interest was US$52,000. We acquired a 75% equity interest in Shanghai VanceInfo in May 2007 and an additional 48.99% equity interest in VanceInfo Japan in May 2007. We acquired an additional 10% equity interest in Shanghai VanceInfo in July 2008 and acquired the remaining 15% equity interest in Shanghai VanceInfo in August 2008. Minority interest in 2007 represented minority shareholders’ share of the net income of Shanghai VanceInfo and VanceInfo Japan.
Net Income
As a result of the foregoing, our net income was US$16.2 million in 2008, representing an increase of 69.0% from US$9.6 million in 2007. Net income as a percentage of our net revenues increased to 15.8% in 2008 from 15.3% in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 were impacted by the inclusion of the operating results for 2007 of Prosoft, the IT services business of SunBridges, ITC, Megainfo, Shanghai VanceInfo and Chosen, which we acquired in September 2006, December 2006, March 2007, March 2007, May 2007 and July 2007, respectively.
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
We hired approximately 560 professionals through our acquisitions of ITC, Megainfo, Shanghai VanceInfo and Chosen in 2007. These acquisitions strengthened our service line capabilities and industry expertise, as well as broadened our client base. We were able to leverage the additional capabilities and expertise to win new projects and to cross-sell our service offerings to our broadened client base. Revenues from these acquired businesses’ client relationships also contributed to our net revenues in 2007.

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
In 2007, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, increased by 99.8% to US$27.7 million from US$13.8 million in 2006, primarily due to an increase in our number of professionals. Our cost of revenues in 2007 and 2006 also included US$0.1 million and US$45,000 of share-based compensation expenses arising from share options granted to our professionals.
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
Our acquisitions of ITC, Megainfo, Shanghai VanceInfo and Chosen in 2007 added approximately 560 professionals to our company and contributed to the increase of our cost of revenues for 2007.
Gross Profit
Our gross profit in 2007 was US$24.2 million, representing an increase of 118.0% from US$11.1 million in 2006. Gross profit as a percentage of our net revenues increased to 38.5% in 2007 from 38.2% in 2006.
General and Administrative Expenses
Our general and administrative expenses were US$13.8 million in 2007, representing an increase of 125.4% from US$6.1 million in 2006.
Compensation and benefit expenses in respect of administrative employees, excluding share-based compensation expenses, increased by 169.1% to US$4.3 million in 2007 from US$1.6 million in 2006, primarily due to an increase in our number of administrative employees from 328 as of December 31, 2006 to 451 as of December 31, 2007. The increase in compensation and benefit expenses was also attributable to an increase in the average salary of our administrative employees. Our general and administrative expenses in 2007 also included US$0.8 million of share-based compensation expenses arising from share options granted to our administrative employees in 2007 compared to US$0.6 million of share-based compensation expenses in 2006. Rental expenses increased to US$3.2 million in 2007 from US$1.4 million in 2006, primarily due to our entering into new leases in major cities across China, and in Seattle in the second half of 2006 and the first half of 2007.

Selling and Marketing Expenses
In 2007, our selling and marketing expenses increased to US$2.3 million from US$0.7 million in 2006.
Compensation and benefit expenses in respect of selling and marketing employees, excluding share-based compensation expenses, increased to US$1.0 million in 2007 from US$0.3 million in 2006, as we hired more selling and marketing employees and their average salary increased. Our selling and marketing expenses in 2007 and 2006 included US$77,000 and US$35,000, respectively, of share-based compensation expenses arising from share options granted to our selling and marketing employees. Our amortization of intangible assets acquired in mergers and acquisitions increased to US$0.6 million in 2007 from US$0.1 million in 2006 as a result of our acquisitions in 2007. Our travel and advertising expenses also increased in 2007 compared to 2006 primarily due to enhanced marketing efforts.
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
Foreign Exchange Gain (Loss)
For 2007, we incurred foreign exchange gain of US$0.3 million, as compared to foreign exchange losses of US$93,000 for 2006. Our foreign exchange gain in 2007 was largely due to the appreciation of our net asset positions in Japanese Yen and the RMB against the U.S. dollar in our operating subsidiaries during the year.
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
Minority Interest
For 2006, minority interest represented the minority shareholders’ 49% share of the net loss of VanceInfo Japan. We acquired a 75% equity interest in Shanghai VanceInfo in May 2007 and an additional 48.99% equity interest in VanceInfo Japan in May 2007. For 2007, minority interest represented the minority shareholders’ share of the net income of Shanghai VanceInfo and VanceInfo Japan.

Net Income
As a result of the foregoing, our net income was US$9.6 million in 2007, representing an increase of 118.7% from US$4.4 million in 2006. Net income as a percentage of our net revenues increased to 15.3% in 2007 from 15.1% in 2006.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our operations and growth have been financed by cash generated from operations, from private placements of our preferred shares and from our IPO proceeds. As of December 31, 2008, we had US$80.0 million in cash and cash equivalents, compared to US$76.8 million as of December 31, 2007 and US$20.6 million as of December 31, 2006. The increase in our cash and cash equivalents from December 31, 2007 to December 31, 2008 was primarily due to cash flows from our expanded operation in 2008. The increase in our cash and cash equivalents from December 31, 2006 to December 31, 2007 was primarily due to cash flows from our expanded operation in 2007 and net proceeds from our initial public offering in December 2007.
Our working capital as of December 31, 2006, 2007 and 2008 was US$28.0 million, US$91.7 million and US$99.6 million, respectively. We had US$0.3 million, US$1.2 million and US$1.5 million in outstanding bank borrowings as of such dates.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2006, 2007 and 2008:

	For the Year Ended December 31,
	2006	2007	2008
	(in US$ thousands)
Net cash provided by operating activities	2,427	7,479	15,404
Net cash used in investing activities	(3,729)	(9,275)	(10,128)
Net cash provided by (used in) financing activities	17,363	57,741	(2,826)
Effect of exchange rate changes	67	325	678
Net increase in cash and cash equivalents	16,061	55,945	2,450
Cash and cash equivalents at the beginning of the year/period	4,437	20,565	76,835
Cash and cash equivalents at the end of the year/period	20,565	76,835	79,963
Operating Activities
Net cash provided by operating activities for 2008 amounted to US$15.4 million, compared to US$7.5 million for 2007. Net cash provided by operating activities for the 2008 was primarily attributable to net income of US$16.2 million; partially offset by an increase of the net working capital requirement as a result of an increase in the scale of our business.
Our growing business generated substantial net cash inflow as our net revenues increased from US$62.7 million for 2007 to US$102.7 million for 2008, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$83.5 million for 2008 from US$51.2 million for 2007. As of December 31, 2008, our days of sales outstanding were 106 days, as compared to 104 days at the end of the year 2007.
Net cash provided by operating activities for 2007 amounted to US$7.5 million, compared to US$2.4 million for 2006. Net cash provided by operating activities for the 2007 was primarily attributable to net income of US$9.6 million; depreciation and amortization of property and equipment of US$1.8 million and share-based compensation expenses of US$1.0 million, which did not affect our operating cash flow; and an increase of US$1.9 million in accrued expenses and other payables; partially offset by an increase of US$7.9 million in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter of 2007 for which payment had not been received by the end of the quarter, and an increase of US$1.0 million in prepaid expenses and other current assets incurred by us, including expenses for purchases of computers for our clients, advances to our employees for their travel expenses and prepayments to service providers, which negatively affected operating cash flow.

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
Investing Activities
Net cash used in investing activities was US$10.1 million for 2008, primarily attributable to US$6.7 million of consideration paid for business acquisitions, US$6.1 million for purchase of property and equipment, partly offset by US$3.6 million in repayments of loans to shareholders. Loans to shareholders were made in connection with some of our acquisitions, all of which were repaid in 2008. See “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates.” Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China in 2008. Net cash paid for business acquisitions was primarily for our acquisitions of WIT and Tianchuang and additional consideration paid in relation to our acquisitions of Shanghai VanceInfo, Megainfo, VanceInfo Japan and Chosen.
Net cash used in investing activities was US$9.3 million for 2007, primarily attributable to US$3.7 million for purchase of property and equipment, US$3.9 million of consideration paid for business acquisitions, and US$4.1 million of loans to shareholders, partly offset by US$3.7 million repayments of loans to shareholders. Loans to shareholders were made in connection with some of our acquisitions, which are generally due within 12 months. See “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates.” Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China and in Seattle in 2007. Net cash paid for business combinations was primarily for acquisitions of ITC, Megainfo and Chosen.
Net cash used in investing activities was US$3.7 million for the year ended December 31, 2006. Net cash used in investing activities in 2006 included US$3.6 million for purchase of fixed assets and improvement of leased premises as we entered into new leases in China; and US$0.9 million paid for acquisitions of Prosoft and SunBridges, partly offset by US$0.6 million repaid by Team Dragon in May 2006.
Financing Activities
Net cash used in financing activities was US$2.8 million for 2008, compared to net cash provided by financing activities of US$57.7 million for 2007. Net cash used by financing activities for 2008 was primarily due to our repurchase of ordinary shares of US$2.0 million, repayment of government subsidized short-term loans of US$1.3 million and our payment of IPO-related expenses of US$1.1 million, partially offset by our receipt of a government subsidized short-term loan of US$1.5 million.
Net cash provided by financing activities was US$57.7 million for 2007, compared to net cash provided by financing activities of US$17.4 million for 2006. Net cash provided by financing activities for 2007 was primarily due to US$55.8 million of net proceeds we received from our initial public offering in December 2007, US$1.8 million of proceeds we received upon exercising warrants to purchase Series B-3 preferred shares by warrant holders, and a government subsidized short-term loan of US$1.2 million, partially offset by repayment of US$0.5 million loans of Prosoft and Shanghai VanceInfo that we assumed after we acquired these two companies and payments of US$0.5 million to certain shareholders to repurchase their shares during 2007.

Net cash provided by financing activities was US$17.4 million for the year ended December 31, 2006. We received net proceeds of US$24.3 million from the issuance and allotment of our Series B-1 and Series B-2 preferred shares for the year ended December 31, 2006. We paid US$6.6 million in 2006 to repurchase certain of our ordinary shares from Team Dragon. See “Related Party Transaction—Transactions with Certain Directors, Shareholders and Affiliates.”
Capital Expenditures
Our capital expenditures in 2006, 2007 and 2008 were US$3.6 million, US$3.7 million and US$6.1 million, respectively. Our capital expenditures related primarily to purchase of computers and improvement of leased premises. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.
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
We are a holding company, and we rely substantially on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. These regulations have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in RMB. Under our current structure, our income will be substantially derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.

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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
Contingent Acquisition Payments
As of December 31, 2008, in connection with our recent acquisitions, we agreed to make contingent payments of up to US$6.6 million in a mix of cash and our ordinary shares, of which up to US$3.9 million may be paid with cash, and up to US$2.7 million may be paid with our ordinary shares, in each case subject to the achievement of certain financial performance targets from 2008 to 2011. These contingent payments, if made, will be reflected as an increase of goodwill.
Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
		Less than			More than 5
	Total	1 Year	1-3 Years	3-5 Years	Years

Operating leases	9,033	4,156	3,939	938	—
Purchase obligations	127	127	—	—	—

Total contractual obligations	9,160	4,283	3,939	938	—

Other than non-current deferred tax liabilities, the obligations set forth above and the contingent payments described under “—Contingent Acquisition Payments,” we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2008.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Chris Shuning Chen	45	Chairman and Chief Executive Officer
David Lifeng Chen	40	Director and President
Hao Chen	42	Director
Ruby Lu	38	Director
Kui Zhou	41	Director
Daniel Mingdong Wu	42	Director
Samuelson S.M. Young	58	Director
Dr. Penghui Liu	44	Director
Sidney Xuande Huang	43	Chief Operating Officer and Chief Financial Officer
Junbo Liu	46	Executive Vice President
Gerry Jianxin Lu	42	Executive Vice President
Jeff Jian Wu	41	Executive Vice President
Kevin Zhong Liu	37	Executive Vice President
Stanley Ying Zhou	46	Chief Administrative Officer

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
Mr. David Lifeng Chen is our president and has been working with us since 2001. He also has been a director of our company since 2008. He co-founded Heteng Software in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master’s of science degree in computer engineering from the University of California, Irvine and his bachelor’s of science degree in electrical engineering from Tongji University.
Mr. Hao Chen has been a director of our company since 2005. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and head of investment since 2001. He also serves as a director of Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, Fujian Xinocom Technologies Co., Ltd., Beijing Kaiotne Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, EYANG Technology Development Co., Ltd., a company listed on the Hong Kong Stock Exchange, Beijing Dianji Technology Co., Ltd., KML Company Ltd. and Boke Company Ltd., all of which are technology companies in which Legend Capital has invested. From 2000 to 2001, Mr. Chen served as a deputy director of Corporate Planning Department and Human Resource General Manager of Legend Group, which was renamed as Lenovo Group Limited in 2004, a Chinese leading IT product manufacturer. From 1992 to 2000, Mr. Chen was general manager of Legend Advanced System Ltd., a subsidiary of Legend Group specializing in system integration. From 1988 to 1992, Mr. Chen worked as manager in Shenzhen Electronics Group Co., Ltd., a Chinese company that is engaged in manufacture and sales of computer and electronics equipment. Mr. Chen received his bachelor’s degree in computer and application from Huazhong University of Science & Technology.
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

Mr. Kui Zhou has been a director of our company since 2006. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of HDT Holding Technologies Inc., a China- based online advertising and marketing company; SppayTech Holding Co. Ltd., a China-based mobile application company; Best Partners Limited, a China-based mobile application company; Beijing Bihu.com Holding Ltd., a China-based Internet media company; Ever Grow Limited, a China-based media company; Profit Star Limited, a China-based mobile application company; Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; and Excel PharmaStudies, Inc., a China-based clinical research outsourcing services provider; all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. He was a deputy general manager of manufacture department of Zhongshan Telecom Device Limited, a Chinese company specializing in telecom device manufacture, from 1992 to 1997. From 1989 to 1992, Mr. Zhou worked as a director of power workshop for Southeast Tungsten Metallurgy, a Chinese metallurgy company. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University and his master’s of business administration degree from Tsinghua University.
Mr. Daniel Mingdong Wu has been our director since October 2007. Mr. Wu served as chief financial officer of Focus Media Holdings Limited, a China-based advertising company listed on the Nasdaq Global Market, from 2005 to January 2009. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from 2004 until 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acted as chief financial officer of Wi-Comm United Communications Inc. from 2003 until 2004. From 2000 to 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a bachelor’s degree from the State University of New York at Buffalo and a master’s of business administration degree from Columbia Business School.
Mr. Samuelson S. M. Young has been our director since December 2007. Mr. Young has years of experience in information technology, financial services and business management. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, since 2006. He is also the founding partner of Xanadu Ventures and has been with Xanadu Partners since 2007. He also has served as a director of International Integrated Systems Inc., a Taiwan-based software development and IT services provider, since 2007. He served as a senior advisor for the Greater China region of Silver Lake Partners, a U.S.-based private equity firm, from 2006 to 2008. From 1978 to 2005, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, and Hong Kong, and also in a joint venture of IBM in Tianjin, and was promoted to vice president of the Financial Services Sector of IBM Asia Pacific in 2001. From 1995 to 1997, Mr. Young was a member of the General Committee of the Hong Kong Arts Festival Association and a consultant to The Hong Kong University of Science & Technology’s master of business administration program. Mr. Young received his bachelor’s degree in Applied Mathematics from the National Chung Hsing University, Taiwan.
Dr. Penghui Liu has been our director since December 2008. Dr. Liu, has served as the editor-in-chief of Strategy and Management Journal since 2003 and the director of the Shanghai Pacific Institute for International Strategy since 2006. Dr. Liu has served as an independent non-executive director of Gome Electrical Appliances Holding Limited, a company listed in the Hong Kong Stock Exchange, since November 2006. Dr. Liu was also a member of several research institutions and think tanks in China from 1999 to 2006. From 1999 to 2006, Dr. Liu was the director of the Beijing Pacific Institute for International Strategy. Prior to that, he was a research fellow for the Institute of American Studies under the Chinese Academy of Social Sciences from 1991 to 1999. Dr. Liu received his Ph.D. degree in international relations from the Graduate School of Chinese Academy of Social Sciences.
Executive Officers
Mr. Sidney Xuande Huang has been our chief financial officer since 2006 and our chief operating officer since 2008. Prior to joining us, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from 2005 to 2006. From 2004 to 2005, he served as the chief financial officer of 800buy China Limited, an e-commerce company in China. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and is a Certified Public Accountant in the State of New York. Mr. Huang serves as a director of Etonkids Educational Group, a China-based education services provider, since 2008. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College in New York City, where he graduated as class valedictorian.

Mr. Junbo Liu is our executive vice president and is in charge of our business development and software service business. He was in charge of our research and development service business from January 2007 to December 2008. He has been working with us since 2005. Prior to working with us, Mr. Liu served as a senior vice president of SureKAM, a Chinese IT services company. Mr. Liu served as a member of the selection committee of the California NGI program in 2002. He obtained a U.S. Air Force software award for his outstanding work in building a high performance resource allocation system in 1999. Mr. Liu received his Ph.D. degree in computer science from the University of Bremen.
Mr. Gerry Jianxin Lu is our executive vice president and has been in charge of IBM practice and co-head of our IT service practice since 2007. He has been general manager of our Shanghai operations since 2005. He has been working with us since 1999. Mr. Lu received his bachelor’s degree in materials engineering from Tongji University.
Mr. Jeff Jian Wu is our executive vice president and is in charge of our Microsoft, mobile internet and telecommunications business. He has been in charge of our Microsoft business since 2005. Prior to that role, Mr. Wu was the center head of Peoplesoft China development center and vice president of corporate business development from 2004 to 2005. Before joining us, he served as the vice president of marketing at Wenditel Inc., an e-commerce company specializing in online payment in the United States from 2002 to 2004. He served as the chief technology officer of Ospect Inc, a US-based CRM software company, from 2000 to 2002. Previously, Mr. Wu worked for Cambridge Technology Partners, EDS, Chordiant and Ariba in various leading roles of product development, professional services and business line management. Mr. Wu received his master’s degree in computer science from the University of Southern California and his bachelor’s degree in computer science from Tongji University.
Mr. Kevin Zhong Liu is our executive vice president and is in charge of human resources and corporate training. He has been working with us since 1998. From 1996 to 1998, Mr. Liu was a software engineer, and then a project manager of Hong Kong Royton Technologies, a Hong Kong company engaged in computer data storage system integration and service. Mr. Liu worked for Great Wall Software Co., Ltd., a Chinese company specializing in computer software and system integration, as a software engineer in the localization project of the OS/2 kernel, from 1995 to 1996. He was a software engineer of Yige Software Co., Ltd., a Chinese company specializing in computer system integration, from 1994 to 1995. Mr. Liu received his bachelor’s degree in computer science from Xi’an Jiaotong University.
Mr. Stanley Ying Zhou is our chief administrative officer and has been working with us since 1999. Mr. Zhou founded the localization business division of Shanghai Science and Technology University Development Co., Ltd., a Chinese technology company, in 1995. Prior to that, Mr. Zhou was an associate professor in the computer science department at the Shanghai University of Science and Technology, from 1984 to 1999. Mr. Zhou received his bachelor’s degree in Computer Science from Shanghai University of Science and Technology.
There is no family relationship between any of our directors or executive officers.
B. Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2008, we paid an aggregate of approximately US$0.8 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2008, we paid an aggregate of approximately US$20,000 for the pension and other social insurance contributions for our executives. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Share Incentive Plan.”
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
Share Incentive Plans
Grants Under 2005 Stock Plan
In November 2005, we adopted our 2005 Stock Plan and supplemented and amended the plan in April and May 2006, respectively. As of March 31, 2009, there are 3,728,379 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan.
2007 Share Incentive Plan
We have adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 1,100,000 ordinary shares plus an annual 3% increase of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted under our 2007 share incentive plan. As of March 31, 2009, there are 2,065,415 ordinary shares issuable upon exercise of our outstanding options and restricted share units under our 2007 Share Incentive Plan.
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
The following table summarizes, as of March 31, 2009, the outstanding options that we granted to our directors and officers under our share incentive plans.

	Ordinary Shares	Exercise
	Underlying	Price		Expiration
Name	Outstanding Options	(US$/Share)	Grant Date	Date
Chris Shuning Chen	50,000	0.30	January 7, 2006	**
	50,000	0.30	June 6, 2006	**
	500,000	2.00	December 29, 2006	**
	80,000	5.35	February 4, 2008	***
	40,000	4.91	December 5, 2008	****
David Lifeng Chen	20,000	0.30	January 7, 2006	**
	80,000	0.30	June 6, 2006	**
	40,100	3.00	February 15, 2007	**
	25,000	5.35	February 4, 2008	***
	40,000	4.91	December 5, 2008	****
Hao Chen	*	0.30	January 7, 2006	**
Daniel Mingdong Wu	*	8.50	September 30, 2007	**
		5.35	February 4, 2008	***
Samuelson S.M. Young	*	8.50	September 30, 2007	**
		5.35	February 4, 2008	***
Penghui Liu	*	6.05	November 28, 2008	****
Sidney Xuande Huang	*	0.97	June 11, 2006	**
		1.60	September 15, 2006	**
		3.00	February 15, 2007	**
		7.50	August 31, 2007	**
		5.35	February 4, 2008	***
		4.91	December 5, 2008	****
Junbo Liu	*	0.30	January 7, 2006	**
		0.30	June 6, 2006	**
		1.60	September 15, 2006	**
		3.00	February 15, 2007	**
		5.35	February 4, 2008	***
		4.91	December 5, 2008	****
Gerry Jianxin Lu	*	0.30	January 7, 2006	**
		0.30	June 6, 2006	**
		1.60	September 15, 2006	**
		3.00	February 15, 2007	**
		5.35	February 4, 2008	***
		4.91	December 5, 2008	****

	Ordinary Shares	Exercise
	Underlying	Price		Expiration
Name	Outstanding Options	(US$/Share)	Grant Date	Date
Jeff Jian Wu	*	0.30	January 7, 2006	**
		0.30	June 6, 2006	**
		1.60	September 15, 2006	**
		3.00	February 15, 2007	**
		5.35	February 4, 2008	***
		4.91	December 5, 2008	****
Kevin Zhong Liu	20,000	0.30	January 7, 2006	**
	60,000	0.30	June 6, 2006	**
	28,200	3.00	February 15, 2007	**
	10,000	5.35	February 4, 2008	***
	5,000	4.91	December 5, 2008	****
Stanley Ying Zhou	20,000	0.30	January 7, 2006	**
	60,000	0.30	June 6, 2006	**
	28,200	3.00	February 15, 2007	**
	10,000	5.35	February 4, 2008	***
	12,000	4.91	December 5, 2008	****
Directors and Executive officers as a group	2,832,400

*	Each of these directors and officers beneficially owns less than 1% of our outstanding ordinary shares.

**	Expiration date for the options will be the earlier of the tenth anniversary of the effective date of the grant of such options or the termination of the optionholder’s services.

***	Expiration date for the options will be the earlier of one year after such shares are vested or the termination of the optionholder’s services.

****	Expiration date for the options will be the earlier of the fifth anniversary of the effective date of the grant of such options or the termination of the optionholder’s services.
C. Board Practices
In 2008, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.
Board of Directors
Our board of directors currently consists of eight directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided he has declared his interest in accordance with our Articles of Association. Our board of directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no contract between us or any of our directors providing for benefits upon termination of employment.
Committees of the Board of Directors
We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee
Our audit committee consists of Mr. Daniel Mingdong Wu, Mr. Samuelson S. M. Young and Mr. Penghui Liu. Mr. Wu is the chairman of our audit committee. Mr. Wu is a director with accounting and financial management expertise as required by the Corporate Governance Rules of the New York Stock Exchange, or the NYSE Rules. Messrs. Wu, Young and Liu satisfy the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent auditors; and
•	reporting regularly to the board of directors.
Compensation Committee
Our compensation committee consists of Mr. Kui Zhou, Ms. Ruby Lu, Mr. Hao Chen and Mr. Daniel Mingdong Wu. Mr. Zhou is the chairman of our compensation committee. Messrs. Zhou, Chen and Wu and Ms. Lu satisfy the “independence” requirements of Section 303A of the NYSE Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Mr. Hao Chen, Mr. Daniel Mingdong Wu and Mr. Samuelson S. M. Young. Mr. Chen is the chairman of our corporate governance and nominating committee. Messrs. Chen, Wu and Young satisfy the “independence” requirements of Section 303A of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:
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
Terms of Directors and Officers
Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Chris Shuning Chen, Mr. David Lifeng Chen and Mr. Penghui Liu have been designated as Class A directors. Mr. Hao Chen, Mr. Kui Zhou and Ms. Ruby Lu have been designated as Class B directors. Mr. Daniel Mingdong Wu and Mr. Samuelson S.M. Young have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.
D. Employees
We view our employees as critical to our business operations and future prospects. We are committed to remaining among the industry’s preferred employers in China. As of December 31, 2006, 2007 and 2008, we employed 2,290, 3,675 and 5,457 employees, including 1,962, 3,224 and 4,841 professionals, respectively. As of March 31, 2009, we employed 6,075 employees, including over 5,400 professionals.

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of May 12, 2009, by:
•	each of our directors and executive officers who are also our shareholders; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Chris Shuning Chen(3)	4,186,462	10.6
David Lifeng Chen(4)	457,935	1.2
Hao Chen(5)	4,420,892	11.3
Ruby Lu(6)	6,024,748	15.4
Kui Zhou(7)	5,135,194	13.1
Daniel Mingdong Wu(8)	*	*
Samuelson S.M. Young(9)	*	*
Penghui Liu	—	—
Sidney Xuande Huang(10)	*	*
Junbo Liu(11)	*	*
Gerry Jianxin Lu(12)	*	*
Jeff Jian Wu(13)	*	*
Kevin Zhong Liu(14)	492,969	1.3
Stanley Ying Zhou(15)	492,969	1.3
All Directors and Executive Officers as a Group(16)	21,734,317	54.1

Principal Shareholders:
DCM IV, L.P.(17)	5,875,334	15.0
DCM Affiliates Fund IV, L.P.(18)	149,414	0.4
Sequoia(19)	5,523,843	14.1
LC Fund II(20)	4,416,100	11.3
Button Software Ltd.(21)	3,760,420	9.6
Inno Global Technology Limited(22)	2,715,200	6.9

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership was calculated by dividing the number of shares beneficially owned by such person or group by the sum of 39,120,879, being the number of ordinary shares outstanding as of May 12, 2009, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after May 12, 2009.

(3)	Represents 3,760,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company, and 426,042 ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by TAIRON INVESTMENTS LIMITED, a British Virgin Islands company. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd. and TAIRON INVESTMENT LIMITED and, as such, exercises voting power on behalf of these two Shareholders on all matters of VanceInfo requiring shareholder approval. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(4)	Represents 343,400 ordinary shares held by Mr. David Lifeng Chen’s family trust, 107,535 ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Mr. Chen, and 7,000 ADSs held by Mr. Chen. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(5)	Represents 4,416,100 ordinary shares held by LC Fund II and 4,792 ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Mr. Hao Chen. Mr. Chen disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Chen is the 10/F, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China.

(6)	Represents 6,024,748 ordinary shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. Ms. Ruby Lu disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.

(7)	Represents 5,135,194 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund. Mr. Kui Zhou disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 2408, Air China Plaza, 36 Xiaoyun Road, Chao Yang District, Beijing 100027, People’s Republic of China.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by held by Mr. Daniel Mingdong Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by held by Mr. Samuelson S.M. Young. The business address for Mr. Young is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by held by Mr. Sidney Xuande Huang. The business address for Mr. Huang is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(11)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Mr. Junbo Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(12)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Newrise Investments limited, a British Virgin Islands company wholly owned and controlled by Mr. Gerry Jianxin Lu. The business address for Mr. Lu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(13)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Mr. Jeff Jian Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(14)	Represents 406,065 ordinary shares and 86,904 ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Longsea Management Limited, a British Virgin Islands company wholly owned and controlled by Mr. Kevin Zhong Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(15)	Represents 406,065 ordinary shares and 86,904 ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by Charlene Limited, a British Virgin Islands company wholly owned and controlled by Mr. Stanley Ying Zhou. The business address for Mr. Zhou is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(16)	Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days after May 12, 2009 held by all of our directors and executive officers as a group.

(17)	Represents 5,875,334 ordinary shares held by DCM IV, L.P., a limited partnership incorporated in the Cayman Islands. The General Partner of DCM IV, L.P. is DCM Investment Management IV, L.P., which in turn is controlled by its managing members consisting of Katsujin David Chao, Dixon R. Doll, Peter W. Moran, Thomas B. Blaisdell, Carlton G. Amdahl and Hurst F. Lin. Each managing member disclaims beneficial ownership of the shares held by DCM Funds, except to the extent of each member’s pecuniary interest therein. The business address for DCM IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States of America.

(18)	Represents 149,414 ordinary shares held by DCM Affiliates Fund IV, L.P., a limited partnership incorporated in the Cayman Islands. The General Partner of DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., which in turn is controlled by its managing members consisting of Katsujin David Chao, Dixon R. Doll, Peter W. Moran, Thomas B. Blaisdell, Carlton G. Amdahl and Hurst F. Lin. Each managing member disclaims beneficial ownership of the shares held by DCM Funds, except to the extent of each member’s pecuniary interest therein. The business address for the DCM Affiliates Fund IV, LP is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, United States of America.

(19)	Represents 2,275,022, 352,083, 261,407, 2,119,608, 103,741, 23,333, 142,593, 50,608, 78,728, 45,016, 34,216, and 37,488 ordinary shares, held by Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund, Sequoia Capital Growth Partners III, L.P., Neil Nanpeng Shen, Michael Moritz, Douglas Leone, Mark Kvamme, James Goetz, and Roelof Botha, respectively.

Sequoia Capital China Management I, L.P. is the general partner of Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China Partners Fund I, L.P. and is ultimately controlled by its managing member, Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China Partners Fund I, L.P. except to the extent of his individual pecuniary interest therein. The business address for Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China Partners Fund I, L.P., each of which is a limited partnership incorporated in the Cayman Islands, is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.

SCGF III Management, LLC is the general partner of Sequoia Capital Growth Fund III, L.P. and Sequoia Capital Growth Partners III, L.P., and is the managing member of Sequoia Capital Growth III Principals Fund. The managing members of SCGF III Management, LLC are Michael Moritz, Douglas Leone, Michael Goguen, Mark Kvamme, James Goetz, J. Scott Carter and Roelof Botha. These management members disclaim beneficial ownership with respect to the shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. except to the extent of their pecuniary interest therein. The business address for Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P., each of which is an investment fund incorporated in the state of Delaware, USA, is 3000 Sand Hill Road, 4-180, Menlo Park, CA 94025, United States of America.

(20)	Represents 4,416,100 ordinary shares held by LC Fund II. LC Fund II is a Cayman Islands company majority owned by Right Lane Limited, which is ultimately controlled by Chinese Academy of Sciences, an academic institution owned by Chinese government as well as its employees. The business address for LC Fund II is 10th Floor, Tower A, Raycom Info. Tech Center No. 2 Ke Xue Yuan Nan Lu, Zhong Guan Cun, Haidian District, Beijing 100080, People’s Republic China.

(21)	Represents 3,760,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company ultimately owned by Mr. Chris Shuning Chen’s family trust. The business address for Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(22)	Represents 2,715,200 ordinary shares held by Inno Global Technology Limited, a British Virgin Islands company wholly owned and controlled by Mr. Baoguo Zhu. The business address for Inno Global Technology Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of May 12, 2009, 39,120,879 of our ordinary shares were issued and outstanding. To our knowledge, approximately 63.3% of our total outstanding ordinary shares were held by eleven record shareholders in the United States, including approximately 34.6% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See Item 6, “Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
Transactions with Certain Directors, Shareholders and Affiliates
In March 2007, we entered into a loan agreement to lend RMB20.0 million to Airland International Limited, or Airland, and Bizexpress Limited, or Bizexpress, two holders of our ordinary shares, at an annual interest rate of 5%. The loans were secured by pledges over our ordinary shares held by Airland and Bizexpress. The loan was repaid in August 2008.
In April 2007, we lent RMB3.2 million to One Silver Development Limited, or One Silver, a holder of our ordinary shares, at an annual interest rate of 5%. The loan was secured by pledges on our ordinary shares held by One Silver. The loan was repaid in June 2008.
From time to time we provide various IT services to Lenovo (Beijing) Co., Ltd., Beijing Lenovo Software Co., Ltd., Shanghai Lenovo Electronic Co., Ltd. and Lenovo (Dalian) Technologies Service Co., Ltd., affiliates of LC Fund II, a holder of our ordinary shares. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties.

In August 2008, we entered into an agreement to repurchase 172,919 and 53,703 shares of our ordinary shares from Airland and Bizexpress, respectively. Airland and Bizexpress used all of the proceeds from the repurchase to repay part of the loan borrowed from us. These ordinary shares were automatically cancelled upon our purchase in September 2008.
In 2008, we provided system testing services in the amount of US$40,000 to A-IT (Shanghai) Software Services Co., Ltd., a subsidiary of Link Result. The terms and pricing of the transaction were determined on an arms’-length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties.
Other Share Issuances
In June 2008, we issued 58,348 ordinary shares to NEC System in connection with our acquisition of 10% equity interest in Shanghai VanceInfo. In September 2008, we issued 87,045 ordinary shares to One Silver Development Limited as a part of the additional consideration for the acquisition of Megainfo. In the same month, we issued 3,201 ordinary shares to Global Mission Limited as a part of the additional consideration for the acquisition of Vanceinfo Japan.
Contractual Arrangements with Megainfo and Its Shareholder
Megainfo was liquidated in January 2009 and was our variable interest entity before its liquidation. Our previous relationships with Megainfo and its shareholder were governed by certain contractual arrangements. Under PRC laws, each of VanceInfo Beijing and Megainfo was then an independent legal person and neither of them was liable for debts incurred by the other party. Other than pursuant to the contractual arrangements between VanceInfo Beijing and Megainfo, Megainfo did not transfer any other funds generated from its operations to VanceInfo Beijing.
On March 31, 2007, VanceInfo Beijing entered into an exclusive technology development and consultation agreement with Megainfo and Mr. Ming Zhao, its shareholder. The term of the exclusive technology development and consultation agreement was 10 years, unless terminated by VanceInfo Beijing by giving of a thirty days’ written notice. Mr. Zhao also executed a power of attorney in favor of Mr. Chris Shuning Chen. We were able to control Megainfo and the economic benefits of Megainfo through the following arrangements:
Equity Pledge. Mr. Zhao pledged his 100% equity interest in Megainfo to guarantee the performance of Mr. Zhao and Megainfo’s obligations under the exclusive technology development and consultation agreement. If Megainfo or Mr. Zhao breached its respective contractual obligations under the exclusive technology development and consultation agreement, VanceInfo Beijing, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Zhao agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Megainfo without the prior written consent of VanceInfo Beijing.
Call Option. Mr. Zhao irrevocably granted VanceInfo Beijing or its designated person an option to purchase, all or part of the equity interests in Megainfo. Subject to PRC laws then in effect, the exercise price for purchasing all of the share capital of Megainfo was RMB1.00. Pursuant to this call option, without the prior written consent of VanceInfo Beijing:
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

Power of Attorney. Mr. Zhao executed a power of attorney in favor of Mr. Chris Shuning Chen irrevocably authorizing Mr. Chen to vote as his attorney-in-fact on all of the matters regarding Megainfo requiring shareholder approval, as long as Mr. Zhao was a shareholder of Megainfo.
Exclusive Technology Development and Consultation Services. VanceInfo Beijing had the exclusive and irrevocable right to provide Megainfo with IT consulting services in regard to its IT solutions as well as related technical consulting services. Megainfo agreed to pay monthly service fees to VanceInfo Beijing according to the actual services VanceInfo Beijing had provided in each month. In addition, from time to time VanceInfo Beijing may, at its sole discretion, from time to time adjust the services fees according to its actual service scope and content.
Employment Agreements
See Item 6, “Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Employment Agreements.”
Stock Option Grants
See Item 6, “Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Share Incentive Plan.”
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
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs, each representing one ordinary share, have been listed on the NYSE since December 2007. Our ADSs trade under the symbol “VIT.”
For the period from December 12, 2007 to May 13, 2009, the trading price of our ADSs on the NYSE has ranged from US$13.98 to US$4.20 per ADS. For the year ended December 31, 2008, the trading price ranged from US$13.98 to US$4.28 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Trading Price ($)
	High	Low
2007 (from December 12, 2007 to December 31, 2007)	10.95	8.51
2008	13.98	4.28
First quarter	9.25	4.90
Second quarter	13.98	6.45
Third quarter	10.19	5.80
Fourth quarter	8.28	4.28
October	8.28	5.14
November	8.02	5.48
December	6.25	4.28
2009	8.26	4.20
First quarter	6.00	4.20
January	6.00	4.55
February	5.09	4.20
March	5.47	4.31
April	8.26	4.95
May (through May 13)	8.14	6.74
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one ordinary share, have been listed on the NYSE since December 2007 and have been trading under the symbol “VIT.”
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

D. Exchange Controls
China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi depreciated approximately 9% against the Japanese Yen between July 2008 and November 2008. During the same period, the Renminbi appreciated approximately 27% against the Euro. It is difficult to predict how long the current situation may last and when and how it may change again.
Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008 respectively) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.
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

United States Federal Income Taxation
The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate significantly.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of dividends and other distributions on the ADSs or ordinary shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31 for us, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
Our Internet website is www.vanceinfo.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.
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
I. Subsidiary Information
For a listing of our subsidiaries, see Item 4, “Information on the Company — Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct US$0.8 million from our interest income in 2008. We have not used derivative financial instruments to manage our interest rate risk exposure. Most of our borrowings bear fixed interest rates.
We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.
Foreign Exchange Risk
A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in U.S. dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi depreciated approximately 9% against the Japanese Yen between July 2008 and November 2008. During the same period, the Renminbi appreciated approximately 27% against the Euro. It is difficult to predict how long the current situation may last and when and how it may change again.

The results of our operations could be adversely affected by appreciation of the Renminbi against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2008, we had a Renminbi denominated cash balance of RMB33.4 million and a U.S. dollar denominated cash balance of US$7.1 million. Assuming we had converted the U.S. dollar denominated cash balance of US$7.1 million as of December 31, 2008 into Renminbi at the exchange rate of US$1.00 for RMB6.8225 as of December 31, 2008, this cash balance would have been RMB81.8 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB81.4 million as of December 31, 2008. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We also receive a portion of our revenues in Japanese Yen and Euro. Any significant depreciation of Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect our revenues in Renminbi or U.S. dollar terms, respectively. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The effective date of the registration statement on Form F-1 (File number: 333-147601) for which use of proceeds information is being disclosed was December 11, 2007. We offered our ordinary shares, in the form of ADSs, in our initial public offering in December 2007. We registered and sold 6,300,000 ADSs, representing 6,300,000 ordinary shares, at US$8.50 per ADS and issued additional 1,147,500 ADSs, representing 1,147,500 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$55.8 million from our initial public offering.
We used the net proceeds received from our initial public offering as follows:
•	approximately US$6.1 million to establish new offices and to fund other capital expenditures; and
•	approximately US$6.7 million to fund strategic acquisitions.
As of December 31, 2008, approximately US$14.8 million of the net offering proceeds from our initial public offering had been applied and paid to others, including consultants and advisors. Proceeds from our initial public offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the managing underwriters for our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
In addition, since March 2008, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act, have formed a task force led by senior management members in pursuing compliance with the requirements of the Sarbanes-Oxley Act and are currently continuing to recruit more senior level staff to ensure we complete the process according to the timetable.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who also audited our consolidated financial statements, independently assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which is included in this annual report.
Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.
We have audited the internal control over financial reporting of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated May 15, 2009 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 15, 2009
Changes in Internal Control over Financial Reporting
There were no adverse changes in our internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Daniel Mingdong Wu, a member of our audit committee, is our audit committee financial expert.
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

	2007	2008
	(in US$ thousands)
Audit fees(1)	2,140	1,185
Tax fees(2)	109	14

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our interim financial statements, and also other assurance services rendered in connection with our initial public offering in 2007 and filing of various registration statements.

(2)	“Tax fees” means fees billed for tax compliance, tax advice, and tax planning services.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
On February 21, 2009, our board of directors approved a share repurchase program. Under the program, we are authorized to acquire up to US$10 million worth of our outstanding ADSs within the next 12 months following the plan’s approval date. We expect the repurchases to be made from time to time in the open market or in negotiated transactions, and will be funded from the company’s available cash.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The New York Stock Exchange requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. However, we have generally chosen to comply with the New York Stock Exchange’s corporate governance rules as though we were a U.S. company. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the New York Stock Exchange corporate governance rules.

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

4.1
Shareholders Agreement among the Registrant and other parties thereto dated as of April 28, 2006, as amended as of July 30, 2007 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.2
Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of February 3, 2005 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.3
Series B Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of April 28, 2006, as amended as of July 30, 2007 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.4
Stock Plan dated as of November 3, 2005, as amended in April and May 2006, including form of Award Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.5
Share Incentive Plan dated as of July 30, 2007, as supplemented and amended on August 1, 2007, including form of Award Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.6
Form of Indemnification Agreement with the Registrant’s directors(incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

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

4.9
English Translation of Asset Transfer Agreement between Worksoft Creative Software Technology Ltd. and SureKAM Co., Ltd. as of September 6, 2005 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.10
English Translation of Equity Transfer Contract among Worksoft Creative Software Technology Ltd. and other parties thereto dated as of September 15, 2006 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.11
English Translation of Asset Transfer Agreement between Worksoft Creative Software Technology Ltd. and Beijing SunBridges Technologies Development Co., Ltd. dated as of December 1, 2006. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.12
English Translation of Equity Transfer Contract among Worksoft Creative Software Technology Ltd., Hao Yu and Wei Wei dated as of March 15, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.13
English Translation of Power of Attorney between Ming Zhao and Chris Shuning Chen dated March 31, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.14
English Translation of Exclusive Technology Development and Consultancy Agreement among Worksoft Creative Software Technology Ltd., Shanghai Megainfo Tech Co., Ltd. and Ming Zhao dated as of March 31, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.15
English Translation of Loan Agreement among the Registrant, Airland International Limited and Bizexpress Limited dated March 31, 2007 (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.16
English Translation of Equity Transfer Contract among Worksoft Creative Software Technology Ltd., Jilun Zhang and Rongbin Shi dated as of April 1, 2007 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.17
English Translation of Equity Transfer Contract between the Registrant and Jinsong Tang dated as of May 31, 2007 (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.18
English Translation of Equity Transfer Contract between Worksoft Creative Software Technology Ltd. and parties thereto dated as of July 29, 2007 (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

Exhibit
Number	Description of Document

4.19
English Translation of Loan Agreement among the Registrant, Hao Yu, Wei Wei and other parties thereto dated as of March 15, 2007 (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.20
Master Services Agreement and Intellectual Property Assignment between Worksoft Creative Software Technology Ltd. and Microsoft (China) Co., Ltd. dated as of November 1, 2005 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.21
Technical Service Agreement between Worksoft Creative Software Technology Ltd. and International Business Machine China Company Limited dated as of September 13, 2004 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.22*	English Translation of Premises Lease Contract between VanceInfo Creative Software Technology Ltd. and Beijing Zhongguancun Huaxia Sci-Tech Co., Ltd. dated as of February 25, 2008.

8.1*	Subsidiaries of the Registrant.

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Chris Shuning Chen
	Name:	Chris Shuning Chen
	Title:	Chairman and Chief Executive Officer

Date: May 15, 2009

VANCEINFO TECHNOLOGIES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.
We have audited the accompanying consolidated balance sheets of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively, the “Group”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 15, 2009

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	As of December 31,
	2007	2008
Assets

Current assets:
Cash and cash equivalents	76,835	79,963
Term deposit	1,371	1,466
Accounts receivable, net of allowance for doubtful accounts of $342 in 2007 and $587 in 2008	24,708	36,827
Prepaid expenses and other current assets	2,584	3,084
Loans to shareholders	3,277	—
Deferred income tax assets	18	285

Total current assets	108,793	121,625

Rental deposits and prepaid rentals	583	2,010
Property and equipment, net	7,999	11,260
Acquired intangible assets, net	4,618	4,158
Goodwill	7,083	15,537
Long-term investment	—	861

Total assets	129,076	155,451

Liabilities

Current liabilities:
Accounts payable	2,326	3,203
Accrued expenses and other payables	14,310	16,452
Income tax payable	341	2,275
Deferred income tax liability-current	137	—
Deferred income-current	—	132

Total current liabilities	17,114	22,062

Deferred income tax liabilities-non current	954	737
Deferred income-non-current	—	1,149

Total liabilities	18,068	23,948

Commitments and contingencies (Notes 20, 21 and 22)

Minority interest	630	—

Shareholders’ equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 37,198,907 and 39,120,879 shares issued and outstanding in 2007 and 2008, respectively)	37	39
Additional paid-in capital	98,706	101,184
Shares issuable in connection with business acquisitions	—	1,527
Accumulated other comprehensive income	2,285	4,863
Statutory reserves	924	1,316
Retained earnings	8,426	22,574

Total shareholders’ equity	110,378	131,503

Total liabilities, minority interest and shareholders’ equity	129,076	155,451

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and share related data)

	For the year ended December 31,
	2006	2007	2008

Revenues	30,126	64,458	105,556
Business tax	(1,075)	(1,744)	(2,893)

Net revenues	29,051	62,714	102,663

Cost of revenues (including share-based compensation of $45, $111 and $265 in 2006, 2007 and 2008, respectively)	(17,961)	(38,544)	(62,911)

Gross profit	11,090	24,170	39,752

General and administrative expenses (including share-based compensation of $632, $808 and $950 in 2006, 2007 and 2008, respectively)	(6,140)	(13,838)	(21,625)
Selling and marketing expenses (including share-based compensation of $36, $77 and $176 in 2006, 2007 and 2008, respectively)	(681)	(2,342)	(4,280)

Total operating expenses	(6,821)	(16,180)	(25,905)

Other operating income	54	860	858

Income from operations	4,323	8,850	14,705
Interest income	592	1,032	2,028
Interest expense	(4)	(47)	(69)
Exchange differences	(93)	317	703
Change in fair value of warrants	(405)	(357)	—

Income before income taxes and minority interest	4,413	9,795	17,367
Income tax expense	(2)	(174)	(1,298)

Income before minority interest	4,411	9,621	16,069
Minority interest in net income of consolidated subsidiary, net of tax	(35)	(52)	84
Earnings in equity method investment	—	—	20

Net income	4,376	9,569	16,173
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(611)	(632)	—

Income attributable to holders of ordinary shares	3,765	8,937	16,173

Income per share
Basic-ordinary share	0.08	0.22	0.43
Basic-Series A convertible redeemable preferred share	0.24	0.40	N/A
Basic-Series B-1 convertible redeemable preferred share	0.25	0.40	N/A
Basic-Series B-2 convertible redeemable preferred share	0.33	0.51	N/A
Basic-Series B-3 convertible redeemable preferred share	N/A	0.22	N/A
Diluted-ordinary share	0.07	0.19	0.40

Weighted average shares used in calculating net income per share
Basic-ordinary share	9,605,507	11,426,183	37,276,306
Basic-Series A convertible redeemable preferred share	7,175,000	6,860,247	N/A
Basic-Series B-1 convertible redeemable preferred share	1,998,795	2,867,123	N/A
Basic-Series B-2 convertible redeemable preferred share	4,265,112	6,117,988	N/A
Basic-Series B-3 convertible redeemable preferred share	N/A	77,704	N/A
Diluted-ordinary share	10,205,449	13,446,087	40,695,982

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share data)

					Shares issuable	Accumulated
				Additional	in connection	other			Total	Total
	Ordinary shares		Subscription	paid-in	with business	comprehensive	Statutory	Retained	shareholders’	comprehensive
	Shares	Amount	receivable	capital	acquisitions	income	reserves	earnings	equity	income

Balance as of January 1, 2006	11,500,000	12	(9)	3,145	81	121	52	2,763	6,165
Issuance of ordinary shares	186,219	—	—	208	(81)	—	—	—	127
Repurchase of ordinary shares	(2,990,000)	(3)	—	(787)	—	—	—	(5,803)	(6,593)
Collection of subscription receivable	—	—	9	—	—	—	—	—	9
Share-based compensation	—	—	—	713	—	—	—	—	713
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	—	(611)	(611)
Provision for statutory reserve	—	—	—	—	—	—	3	(3)	—
Foreign currency translation adjustment	—	—	—	—	—	454	—	—	454	454
Net income	—	—	—	—	—	—	—	4,376	4,376	4,376

Balance as of December 31, 2006	8,696,219	9	—	3,279	—	575	55	722	4,640	4,830

Repurchase of ordinary shares	(86,219)	—	—	(127)	—	—	—	(304)	(431)
Repurchase of Series A convertible redeemable preferred shares	—	—	—	—	—	—	—	(60)	(60)
Issuance of ordinary shares in connection with business acquisitions	2,369,569	2	—	4,525	—	—	—	—	4,527
Deemed dividend on Series A convertible redeemable preferred shares -accretion of redemption premium	—	—	—	—	—	—	—	(632)	(632)
Removal of redemption rights of Series B-3 convertible redeemable preferred shares	—	—	—	1,260	—	—	—	—	1,260
Conversion of preferred shares upon the initial public offering (“IPO”)	18,771,838	19	—	33,993	—	—	—	—	34,012
Issuance of ordinary shares upon IPO	7,447,500	7	—	54,780	—	—	—	—	54,787
Share-based compensation	—	—	—	996	—	—	—	—	996
Provision for statutory reserve	—	—	—	—	—	—	869	(869)	—
Foreign currency translation adjustment	—	—	—	—	—	1,710	—	—	1,710	1,710
Net income	—	—	—	—	—	—	—	9,569	9,569	9,569

Balance as of December 31, 2007	37,198,907	37	—	98,706	—	2,285	924	8,426	110,378	11,279

Issuance of ordinary shares in connection with business acquisitions	148,594	—	—	1,174	—	—	—	—	1,174
Shares issuable in connection with Chosen acquisition (Note 4)	—	—	—	—	1,527	—	—	—	1,527
Ordinary shares issued for share-based compensation	2,000,000	2	—	300	—	—	—	—	302
Repurchase of ordinary shares	(226,622)	—	—	(387)	—	—	—	(1,633)	(2,020)
Share-based compensation	—	—	—	1,391	—	—	—	—	1,391
Provision for statutory reserve	—	—	—	—	—	—	392	(392)	—
Foreign currency translation adjustment	—	—	—	—	—	2,578	—	—	2,578	2,578
Net income	—	—	—	—	—	—	—	16,173	16,173	16,173

Balance as of December 31, 2008	39,120,879	39	—	101,184	1,527	4,863	1,316	22,574	131,503	18,751

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the year ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	4,376	9,569	16,173
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	35	52	(84)
Share-based compensation	713	996	1,391
Depreciation and amortization of property and equipment	749	1,776	2,896
Amortization of intangible assets	116	761	823
Loss on disposal of property and equipment	3	189	219
Allowance for doubtful accounts	—	287	210
Change in fair value of loans to shareholders	(104)	(83)	—
Change in fair value of warrants	405	357	—
Earnings in equity method investment	—	—	(20)
Changes in operating assets and liabilities:
Rental deposits and prepaid rentals	(148)	(107)	(1,321)
Accounts receivable	(4,745)	(7,910)	(9,580)
Accrued interest income	—	(96)	(100)
Prepaid expenses and other current assets	(395)	(968)	(323)
Deferred tax assets-current	—	(18)	(257)
Accounts payable	526	734	192
Accrued expenses and other payables	894	1,815	4,258
Income tax payable	2	30	1,470
Deferred tax liability-current	—	132	(145)
Deferred tax liability-non current	—	(37)	(398)

Net cash provided by operating activities	2,427	7,479	15,404

Cash flows from investing activities:
Purchase of property and equipment	(3,637)	(3,681)	(6,144)
Purchase of long-term investment	—	—	(841)
Loans to shareholders	—	(4,086)	—
Repayments from shareholders for loans advanced	635	3,713	3,579
Consideration paid for business acquisitions (net of cash acquired of $169 , $2,214 and $891 in 2006, 2007 and 2008, respectively)	(819)	(3,852)	(6,738)
Proceeds from disposal of property and equipment	92	2	15
Term deposit	—	(1,371)	(1,463)
Cash received upon maturity of term deposit	—	—	1,464

Net cash used in investing activities	(3,729)	(9,275)	(10,128)

Cash flows from financing activities:
Proceeds from exercise of options	—	—	302
Repayments of loans assumed in business acquisition	(362)	(517)	(200)
Collection of subscription receivable	9	—	—
Proceeds from issuance of Series B-1, B-2 and B-3 convertible redeemable preferred shares and warrants	24,309	1,761	—
Proceeds from issuance of common stock upon IPO (net of $7,469 and $1,054 issuance costs paid in 2007 and 2008, respectively)	—	55,835	(1,054)
Repurchase of ordinary shares	(6,593)	(431)	(2,020)
Repurchase of Series A convertible redeemable preferred shares	—	(90)	—
Proceeds from short-term borrowings	—	1,183	1,463
Repayments of short-term borrowings	—	—	(1,317)

Net cash provided by (used in) financing activities	17,363	57,741	(2,826)

Effect of exchange rate changes	67	325	678

Cash and cash equivalents at beginning of year	4,437	20,565	76,835
Net increase in cash and cash equivalents	16,061	55,945	2,450

Cash and cash equivalents at end of year	20,565	76,835	79,963

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In U.S. dollars in thousands)

	For the year ended December 31,
	2006	2007	2008
Supplemental disclosures of cash flow information
Income tax paid	2	26	343

Interest paid	37	39	96

Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued and to be issued	127	4,528	2,701
Cash consideration paid	988	6,066	3,645
Outstanding consideration payable	63	3,867	3,106

Net assets acquired (including intangible assets of $254, $3,203 and $58, in 2006, 2007 and 2008, respectively)	1,178	14,461	9,452

Payable for purchase of property and equipment	143	96	181

Removal of redemption rights of Series B-3 convertible redeemable preferred shares (Note 17)	N/A	1,260	—

Accrued issuance costs related to IPO	N/A	1,048	—

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
VanceInfo Technologies Inc. (“VanceInfo” or the “Company”), formerly known as Thinkplus Investments Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on April 19, 2004 and was re-domiciled to the Cayman Islands on October 10, 2005.
On August 31, 2004, through VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”), VanceInfo acquired the information technology services (“IT services”) business and related assets of Beijing Wensi Chuangyi Software Technology Co., Ltd. (“Wensi Chuangyi”) and its subsidiaries, the predecessor of VanceInfo. Wensi Chuangyi was established under the laws of the People’s Republic of China (“PRC”) in 1995 and engaged in the provision of localization and quality assurance testing services. The acquisition of Wensi Chuangyi was accounted for as a purchase business combination with net assets recorded at their fair market value at the date of acquisition. Before the acquisition of Wensi Chuangyi, the Group did not have significant operations.
VanceInfo, its subsidiaries and its variable interest entity (the “VIE”) (collectively the “Group”) are principally engaged in the provision of IT services that mainly include quality assurance testing, application development and maintenances, research and development, globalization and localization, and enterprise solutions in the PRC.
As of December 31, 2008, the Group’s subsidiaries and VIE were as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of beneficial
Subsidiaries	incorporation	incorporation	ownership

VanceInfo Beijing	July 2, 2004	PRC	100%

VanceInfo Japan Inc. (“VanceInfo Japan”)	November 25, 2004	Japan	99.9%

VanceInfo Creative Software Technology Ltd. (“VanceInfo BVI”)	August 6, 2004	BVI	100%

VanceInfo Technologies Inc. (“VanceInfo US”)	November 29, 2005	United States of America (“US”)	100%

VanceInfo Technologies Limited	March 27, 2007	Hong Kong	100%

VanceInfo Technologies Limited	November 15, 2007	PRC	100%

Shanghai VanceInfo Technologies Limited (“Solutions”)	May 29, 2007	PRC	100%

Beijing Chosen Technology Co., Ltd. (“Chosen”)	July 31, 2007	PRC	100%

Shanghai VanceInfo Creative Software Technology Limited	September 9, 2008	PRC	100%

Wireless Info Tech, Ltd. (“WIT”)	October 1, 2008	US	100%

VanceInfo Malaysia Inc. Sdn. Bhd.	October 9, 2008	Malaysia	100%

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Date of	Place of	Percentage
	acquisition/	establishment/	of beneficial
Subsidiaries	incorporation	incorporation	ownership

Shenzhen VanceInfo Creative Software Technology Limited	October 28, 2008	PRC	100%

Nanjing VanceInfo Creative Software Technology Limited	December 19, 2008	PRC	100%

VIE

Shanghai Megainfo Tech Co., Ltd. (“Megainfo”)	April 1, 2007	PRC	100%
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of VanceInfo and its majority owned subsidiaries and VIE. All inter-company transactions and balances have been eliminated upon consolidation.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives and impairment of property and equipment, impairment of goodwill, economic lives of intangible assets, valuations of goodwill and intangible assets, valuation allowance for deferred tax assets, and stock-based compensation expense. Actual results could differ from those estimates.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
Fair value
The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.
SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:
Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
Movement of allowance for doubtful accounts is as follows:

	Balance as of			Balance as of
	beginning of	Charge to	Exchange	end of
	the year	expense	adjustment	the year

2007	53	287	2	342
2008	342	210	35	587

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

Contract backlog	0.17-1 year
Customer base and relationship	3-10 years
Non-compete agreement	2-5 years

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Long-term investment
Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Impairment of goodwill and indefinite-lived intangible assets — continued
The impairment test for other intangible asset not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.
The Group has determined to perform the annual impairment tests on December 31 of each year. The Group did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2006, 2007 or 2008.
Revenue recognition
The Group derives revenues from IT services.
The majority of the contracts are for the provision of services performed on a time-and-material basis. For time-and-material contracts, the Group may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services. The Group bills customers for related service performance based on pre-agreed charge rates. Customers may terminate contracts before completion and revenue is considered to be realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. Thus, the revenues from this type of contract are recognized as the billable services are rendered. Software developed by the Group on behalf of its customers is transferred in its entirety to the customer. Revenues recognized for time-and-material contracts amounted to $29,243, $58,361 and $93,525 for the years ended December 31, 2006, 2007 and 2008, respectively.
The remaining revenues are earned from fixed-price contracts. Revenue from fixed-price contracts require the Group to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized as per the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports. The Group estimates the man-hours involved in achieving each of these milestones and when the milestone is achieved the Group recognizes a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against its latest estimate of the total man-hours to be incurred in performing the contract. Revenues recognized for fixed-price contracts amounted to $883, $6,097 and $12,031 for the years ended December 31, 2006, 2007 and 2008, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
Government subsidies
The Group receives non-repayable subsidies from PRC local government agencies after meeting certain conditions, such as locating their office in a certain district or passing certain technological certification. The subsidies are recorded in other operating income of the consolidated statements of operations in the period in which the right to receive such subsidies is established.
Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $20, $52 and $8 for the years ended December 31, 2006, 2007 and 2008, respectively, and have been included as part of selling and marketing expenses.
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
In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”) which clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN No. 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Group adopted the provisions of FIN No. 48 effective January 1, 2007. The adoption of FIN No. 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Group’s accounting for income taxes for the years ended December 31, 2007 and 2008. The Group did not incur any interest or penalties related to potential underpaid income tax expenses and also does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2008. The Group classifies interest and penalties, if any, as a component of its income tax provision.
Foreign currency translation
VanceInfo, VanceInfo BVI, VanceInfo US and WIT use the United States dollar (“U.S. dollar”) as their functional currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Foreign currency translation — continued
The functional currency for some of the Group’s entities is the local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.
The Group uses the U.S. dollar as its reporting currency.
Comprehensive income
Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions.
Details of customers accounting for 10% or more of total revenues are as follows:

	For the year ended December 31,
	2006	2007	2008
	%	%	%

Customer
A	25	14	11
B	28	20	18
C	2	3	10

Details of customers accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2006	2007	2008
	%	%	%

Customer
A	39	18	13
B	18	13	9
C	3	6	19

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
It is not practicable to estimate the fair value of the Group’s long-term investment because of lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.
Share-based payments
Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued in accordance with the SFAS No. 123(R), Share-Based Payment, and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital. SFAS No. 123(R) was effective for the year beginning after January 1, 2006, with early adoption permitted. The Group early adopted the provision of SFAS No. 123(R) in 2005 when the Group adopted 2005 Stock Option Plan, the first share-based payment arrangement of the Group.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting standards
In September 2006, FASB issued SFAS No. 157, effective January 1, 2008, the Group adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157,which delayed the effective date of SFAS No.157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. The Group does not expect the adoption of SFAS No. 157 for nonfinancial assets and liabilities will have a significant effect on the Group’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007). SFAS No. 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS No. 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to be assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS No. 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS No. 141R allows for the recognition of pre-acquisition contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingencies in accordance with recognition criteria set forth under SFAS No. 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS No. 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group does not expect the adoption of SFAS No. 141R to have a material impact on its financial statements.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51. This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group does not expect the adoption of SFAS No. 160 to have a material impact on its financial statements.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting standards — continued
In April 2008, the FASB issued FSP FAS142-3: Determination of the Useful Life of Intangible Assets. The FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No.142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group does not expect the adoption of this FSP to have a material impact on its financial statements.
In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain nonforfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited. The Group does not expect the adoption of this FSP to have a material impact on its financial statements.
At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue EITF 08-6: Equity Method Investment Accounting Considerations. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect the adoption of EITF 08-6 to have a material impact on its financial statements.
On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP will be effective on April 1, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not expect the adoption of this FAS to have a material impact on its financial statements.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting standards — continued
On April 9, 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP will be effective on April 1, 2009 and will be applied prospectively. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not expect the adoption of this FSP to have a material impact on its financial statements.
3. SEGMENT INFORMATION
In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.
Geographic information
Although the Group has subsidiaries and VIE in the PRC, Japan, the US, Hong Kong and Malaysia, the Group’s long lived assets are primarily located in the PRC.
The following table summarizes the Group’s net revenues in different geographic locations:

	For the year ended December 31,
	2006	2007	2008

US	24,717	43,153	56,175
PRC	2,065	7,329	22,045
Europe	714	6,284	14,991
Japan	1,548	5,828	9,157
Others	7	120	295

Total	29,051	62,714	102,663

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
3. SEGMENT INFORMATION — continued
Geographic information — continued
Geographic area data are based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.
The following table summarizes the Group’s net revenue by service lines:

	For the year ended December 31,
	2006	2007	2008

Research & development services	18,266	36,013	60,808
Globalization & localization	3,086	3,886	4,259
Enterprise solutions	2,163	8,748	13,553
Application development & maintenance	2,328	9,348	17,242
Quality assurance & testing	3,208	4,719	6,801

Total	29,051	62,714	102,663

4. ACQUISITIONS
The Group had the following acquisitions in 2006, 2007 and 2008:
Acquisition of Envisys’s business
On January 1, 2006, the Group acquired the operating business of Envisys Inc. (“Envisys”), an enterprise solutions service company for a cash consideration of $200 and 86,219 ordinary shares of VanceInfo at a fair value of $1.47 per ordinary share as of the acquisition date. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141, Business Combinations. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $327 consisted of the following:

Cash consideration	200
Value of ordinary shares	127

Total	327

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Envisys’s business — continued
The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Contract backlog	2	0.33 year
Customer base and relationship	44	3 years
Non-compete agreement	1	3 years
Goodwill	281
Other net liabilities acquired	(1)

Total	327

Acquisition of Prosoft’s equity interest
On September 19, 2006, the Group acquired a 100% equity interest in Beijing Prosoft Software Technology Co., Ltd (“Prosoft”), a software development outsourcing service provider focused on telecom research and development, for an initial cash consideration of $627, which was paid in 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $660 consisted of the following:

Cash consideration	627
Cost of transaction	33

660

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Prosoft’s business — continued
The purchase price was allocated by the Group after considering an appraisal provided by a third party valuation firm, as follows:

		Amortization
		period

Cash acquired	169
Accounts receivable	964
Other current assets	131
Property and equipment	240
Intangible assets:
Contract backlog	5	0.4 year
Customer base and relationship	125	5.3 years
Non-compete agreement	6	3 years
Goodwill	76
Short-term loans	(612)
Other current liabilities	(435)
Deferred income tax liabilities	(9)

Total	660

On April 1, 2007, in light of the attainment of the 2006 operating objective and 2007 revenue outlook, the Group agreed to accelerate the contingent payment and settled the final payment for the acquisition of Prosoft with additional cash of $508 and 155,901 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $774 was recorded as an addition to the goodwill in 2007.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Prosoft’s business — continued
The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2006 of the Group as if the acquisition had occurred on January 1, 2006. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2006
(unaudited)

Pro forma revenue	32,375
Pro forma net income	4,474
Pro forma net income per ordinary share-basic	0.08
Pro forma net income per Series A convertible redeemable preferred share-basic	0.25
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.26
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.33
Pro forma net income per ordinary share-diluted	0.08

In December 2008, to simplify the corporate structure of the Group, the Group liquidated Prosoft, after the transfer and integration of all the operating net assets and business of Prosoft into another operating entity of the Group. No significant gain or loss was resulted from the liquidation.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of SunBridges’s business
On December 1, 2006, the Group acquired the operating business of SunBridges Technology Ltd. (“SunBridges”), an outsourcing service company, for an initial cash consideration of $191 which was paid in 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

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
The unaudited pro forma information of the SunBridges acquisition as if the acquisition had occurred on January 1, 2006 is not presented because the Group believes it is impracticable to do so.
Acquisition of ITC’s equity interest
On March 19, 2007, the Group acquired a 100% equity interest in Beijing Innovation Technology Co., Ltd. (“ITC”), a professional outsourcing service provider, for an initial equity consideration of 793,548 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. In accordance with SFAS No. 141, $1,810 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Pursuant to the terms of original purchase agreement, in addition to the initial share consideration, an additional cash consideration, based on the earnings of ITC for 2007, was determined to be $4,649, of which $3,456 was paid as of December 31, 2007, and $1,193 was paid in 2008. The additional cash consideration, after netting off the $1,810 contingent consideration recorded as of the date of acquisition, was recorded as an addition to the goodwill in 2007.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

In February 2008, to simplify the corporate structure, the Group transferred all equity interest in ITC, after integration of all the operating net assets and business of ITC into another operating entity of the Group, to two third parties. No significant gain or loss and cash flow were resulted from the transfer.
Acquisition of Solutions’ equity interest
On April 1, 2007, the Group entered into an equity transfer agreement to acquire a 75% equity interest in Solutions, a professional outsourcing service provider, for an initial equity consideration of 913,393 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share on April 1, 2007, the date of the share issuance. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. In accordance with SFAS No. 141, the $394 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Pursuant to the terms of original purchase agreement, an additional cash consideration was determined, based on the operating results of Solutions in 2007, to be $62, which was paid in 2008. Since $394, the contingent consideration recognized as of the date of acquisition was more than $62, the determined additional cash consideration, the excess of $332 was allocated as a pro rata reduction of the carrying amounts of acquired non-current assets in accordance with SFAS No. 141.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

On July 23, 2008, the Group acquired an additional 10% equity interest in Solutions for a consideration of $58 in cash and 58,348 ordinary shares of Vanceinfo at a fair value of $7.06 per ordinary share. On August 13, 2008, the Group acquired the remaining 15% equity interest in Solutions for a consideration of $869 in cash which was paid in 2008. The aggregate purchase price of $1,348 consisted of the following:

Cash consideration	927
Value of ordinary shares	412
Cost of transaction	9

Total	1,348

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Solutions’ equity interest — continued
The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Contract Backlog	1	0.17 year
Non-compete agreement	6	2.4 years
Goodwill	795
Minority interest	546

Total	1,348

Acquisition of Megainfo
Megainfo is a professional outsourcing service provider. On March 31, 2007, the Group entered into a series of agreements with Megainfo and the shareholder of Megainfo, through which Megainfo became the consolidated VIE of the Group. The acquisition was accounted for as a business combination in accordance with SFAS No. 141.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
Other than the contractual arrangements described above, the Group did not provide significant financial or other supports to Megainfo for the years ended December 31, 2006, 2007 and 2008, respectively, except that, for Group management purpose, certain employees of the Group also served in Megainfo. The financial position and operating result of Megainfo are insignificant to the Group.
The Group acquired Megainfo with an initial cash consideration of $776 and 147,272 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. In accordance with SFAS No. 141, $79 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.
The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,165 consisted of the following:

Cash consideration	776
Value of ordinary shares	252
Contingent consideration recognized	79
Cost of transaction	58

Total	1,165

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Megainfo — continued
Pursuant to the terms of original purchase agreement, in addition to the initial consideration, an additional consideration, based on the earnings of Megainfo for the twelve months ended March 31, 2008, was determined to be $1,262 in cash and 87,045 ordinary shares of Vanceinfo at a fair value of $8.42 per share, which were paid and issued as of December 31, 2008. The total additional consideration of $1,995, after netting off the $79 contingent consideration recorded as of the date of acquisition, was recorded as an addition to the goodwill in 2008.
Acquisition of Additional Equity Interest of VanceInfo Japan
On May 31, 2007, the Group acquired an additional 48.99% equity interest in VanceInfo Japan, a subsidiary of the Company, for an initial consideration of $111 in cash and 49,141 ordinary shares of VanceInfo at a fair value of $1.99 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. Upon the completion of the transaction, the Group’s total equity interest in VanceInfo Japan increased from 51% to 99.99%. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $217 consisted of the following:

Cash consideration	111
Value of ordinary shares	98
Cost of transaction	8

Total	217

The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Customer base and relationship	7	5.6 years
Non-compete agreement	6	3.6 years
Goodwill	16
Minority interest	188

Total	217

Pursuant to the terms of original purchase agreement, in addition to the initial consideration, an additional consideration, based on the earnings of Vanceinfo Japan for the twelve months ended May 31, 2008, was determined to be $138 in cash and 3,201 ordinary shares of Vanceinfo at a fair value of $9.1 per share, which were paid and issued as of December 31, 2008. The total additional consideration of $167 was recorded as an addition to the goodwill in 2008.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Chosen’s equity interest
On July 31, 2007, the Group acquired a 100% equity interest in Chosen, a company engaged in SAP consulting and implementation services, for an initial consideration of $858 in cash and 307,983 ordinary shares of VanceInfo at a fair value of $3.21 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,897 consisted of the following:

Cash consideration	858
Value of ordinary shares	989
Cost of transaction	50

Total	1,897

The purchase price was allocated as follows:

		Amortization
		period

Cash acquired	82
Other current assets	1,185
Property and equipment	62
Intangible assets:
Customer base and relationship	1,061	5.4 years
Non-compete agreement	132	4 years
Goodwill	354
Current liabilities	(674)
Deferred income tax liabilities	(305)

Total	1,897

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Pursuant to the terms of original purchase agreement, in addition to the initial share and cash consideration, an additional cash consideration, based on earnings of Chosen for the six-month period ended December 31, 2007, was determined to be $2,533, which was paid in 2008. The additional cash consideration was recorded as an addition to the goodwill in 2007.
Further, an additional consideration, based on earnings of Chosen for the twelve-month period ended December 31, 2008, was determined to be $4,616, of which $3,089 was in cash and $1,527 in ordinary shares of the Company. The additional consideration will be paid and issued in 2009 and the number of ordinary shares to be issued was determined based on the average closing market price of VanceInfo’s ordinary shares of the last ten trading days in March 2009, which was $4.77 per share. The additional consideration of $4,616 was recorded as an addition to the goodwill in 2008.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of Tianchuang’s business
On May 1, 2008, the Group acquired the operating business of Tianchuang Software Development Co., Ltd., (“Tianchuang”), an outsourcing service company, for an initial cash consideration of $243 which was paid in 2008. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Contract backlog	1	0.67 year
Non-compete agreement	2	2 years
Goodwill	203
Other net assets acquired	37

Total	243

Pursuant to the terms of the original purchase agreement, in addition to the initial cash consideration, an additional cash consideration, based on the attrition rate of the core team members of Tianchuang from the date of acquisition to December 31, 2008, was determined to be $15, which will be paid in 2009. The additional consideration was recorded as an addition to the goodwill in 2008.
The unaudited pro forma information of the Tianchuang acquisition as if the acquisition had occurred on January 1, 2007 and 2008 is not presented because the Group believes it is impracticable to do so.
Acquisition of WIT’s equity interest
On October 1, 2008, the Group acquired a 100% equity interest in WIT, a professional outsourcing service provider, for an initial consideration of $1,080 in cash. Additional cash and share contingent consideration to be determined based on specified earnings objectives predefined for the six-month period ended March 31, 2009 and twelve-month period ending March 31, 2010 will be paid in 2009 and 2010, respectively. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,147 consisted of the following:

Cash consideration	1,080
Cost of transaction	67

Total	1,147

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
4. ACQUISITIONS — continued
Acquisition of WIT’s equity interest — continued
The purchase price was allocated as follows:

		Amortization
		period

Cash acquired	891
Other current assets	858
Property and equipment	285
Rental deposits	33
Intangible assets:
Non-compete agreement	48	5 years
Goodwill	214
Short-term loan	(200)
Current liabilities	(861)
Deferred income tax liabilities	(121)

Total	1,147

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2007 and 2008 of the Group as if the acquisition had occurred on January 1, 2007 and 2008. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year
	ended December 31,
	2007	2008
	(unaudited)	(unaudited)

Pro forma revenue	63,053	106,115
Pro forma net income	9,664	16,963
Pro forma net income per ordinary share-basic	0.23	0.45
Pro forma net income per Series A convertible redeemable preferred share-basic	0.40	N/A
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.40	N/A
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.52	N/A
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	0.23	N/A
Pro forma net income per ordinary share-diluted	0.19	0.42

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2007	2008

Advances to employees	512	536
Prepaid rentals	209	1,054
Government subsidy receivable	558	—
Service agreement deposit	331	—
Incentive from American Depositary Shares (“ADS”) depositary bank	—	664
Other prepaid expenses	974	830

Total	2,584	3,084

Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.
6. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2007	2008

Furniture and office equipment	1,440	2,300
Motor vehicles	560	691
Computers and software	5,718	8,241
Leasehold improvements	3,266	5,802

	10,984	17,034
Less: Accumulated depreciation and amortization	(2,985)	(5,774)

Property and equipment, net	7,999	11,260

Depreciation and amortization expenses recorded for the years ended December 31, 2006, 2007 and 2008 were $749, $1,776 and $2,896, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
7. ACQUIRED INTANGIBLE ASSETS, NET
The Group acquired trade name, contract backlog, non-compete agreement, and customer base and relationship through various business combinations. The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31,
	2007	2008

Intangible assets not subject to amortization:
Trade name	685	732
Intangible assets subject to amortization:
Contract backlog	144	156
Customer base and relationship	4,233	4,524
Non-compete agreement	503	594

	5,565	6,006

Less: Accumulated amortization
Contract backlog	(144)	(156)
Customer base and relationship	(707)	(1,443)
Non-compete agreement	(96)	(249)

	(947)	(1,848)

Acquired intangible assets, net	4,618	4,158

The Group recorded amortization expenses of $116, $761 and $823 for the years ended December 31, 2006, 2007 and 2008, respectively. The Group expects to record amortization expenses of $825, $812, $696, $514, and $579 for 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
8. GOODWILL
The movement of the goodwill for the years ended December 31, 2007 and 2008 is as follows:

	As of December 31,
	2007	2008

As of January 1,	373	7,083
Goodwill recognized in connection with acquisitions of:
Prosoft upon additional consideration payment	774	—
SunBridges upon additional consideration payment	111	—
Further interest in VanceInfo Japan	16	167
ITC upon additional consideration payment	2,839	—
Chosen upon initial consideration payment	354	—
Chosen upon additional consideration payment	2,533	4,616
Further interest in Solutions	—	795
Megainfo upon additional consideration payment	—	1,916
Tianchuang upon initial consideration payment	—	203
Tianchuang upon additional consideration payment	—	15
WIT upon initial consideration payment	—	214
Exchange differences	83	528

As of December 31	7,083	15,537

9. LOANS TO SHAREHOLDERS

	As of December 31,
	2007		2008

Principal:
One Silver Development Limited (“One Silver”)	439	(1)	—
Bizexpress Limited (“Bizexpress”)	738	(2)	—
Airland International Limited (“Airland”)	2,003	(2)	—
Add: Accrued interest at stated rate	97		—

	3,277		—

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
9. LOANS TO SHAREHOLDERS — continued
(1)	In connection with the acquisition of Megainfo as set out in Note 4, in April 2007, the Group loaned $439 to One Silver, one of the shareholders of the Company, with a fifteen month term at an annual interest rate of 5%. The loan was used by Mr. Zhao Ming, the shareholder of One Silver, to acquire remaining shareholdings of Megainfo prior to the acquisition of Megainfo by the Group. One Silver placed its 147,272 ordinary shares of the Company as collateral for the loan. Interest income recorded for the years ended December 31, 2007 and 2008 was $16 and $12 respectively. This loan to shareholders, $439 in principle, together with interest accrued of $28, were fully settled in 2008.

(2)	In connection with the acquisition of Solutions as set out in Note 4, in June 2007, the Group loaned $738 and $2,003 to Bizexpress and Airland, two of the Company’s shareholders, with a one-year term at an annual interest rate of 5%, respectively. Bizexpress and Airland placed 246,007 and 667,386 ordinary shares of the Company, respectively, as collateral of the loans. Interest income recorded for the years ended December 31, 2007 and 2008 was $80 and $88, respectively. These loans to shareholders, $2,741 in principle, together with interest accrued of $169, were fully settled in 2008.
10. LONG-TERM INVESTMENT
On October 1, 2008, the Group completed the purchase of a 33% equity interest in Link Result Limited, a China-based company providing IT outsourcing services to multinational financial institutions, with investment cost of $841, including $330 of cash consideration paid to selling shareholders, $495 of capital injection to the investee in the form of an indefinite-lived interest-free loan and $16 of acquisition costs. The Group accounted for the investment using equity method of accounting because the Group has the ability to exercise significant influence over the investee.
The investment earnings generated from equity method investment for the year ended December 31, 2008 was $20.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
11. ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2007	2008

Accrued payroll and employee welfare	4,060	6,172
Accrued reimbursable operating costs	1,250	1,788
Business tax payable	938	1,238
Outstanding cash consideration in connection with business acquisitions	3,890	3,105
Other taxes payable	300	382
Short-term bank loan	1,234	1,466
Accrued IPO costs	1,048	—
Other accrued liabilities	1,590	2,301

Total	14,310	16,452

Accrued reimbursable operating costs represented the outstanding amounts claimed by employees for business expenditures.
Short-term bank loan, amounting to $1,234 as of December 31, 2007, was borrowed from a PRC bank with guarantee provided by China National Investment & Guaranty Co., Ltd. and pledge of a time deposit of $1,371 of Solutions. The loan had an annual interest rate of 7.02% and was fully settled in 2008.
Short-term bank loan, amounting to $1,466 as of December 31, 2008, was borrowed from a PRC bank with guarantee provided by China National Investment & Guaranty Co., Ltd. and pledge of a time deposit of $1,466 of Solutions. The loan had an annual interest rate of 5.31% and will be due in December 2009.
12. INCOME TAXES
VanceInfo and VanceInfo BVI are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.
In 2006, the income tax provision of the Group was made for the operation of VanceInfo Japan. In 2007 and 2008, the income tax provision of the Group was made for the operations of the subsidiaries located in the PRC, VanceInfo Japan, VanceInfo US and WIT.
Pursuant to the relevant tax rules and regulations applicable to VanceInfo Japan, VanceInfo Japan was required to provide income tax of $2 for 2006 and 2007, respectively, and $26 for 2008.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
12. INCOME TAXES — continued
VanceInfo US was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2006, 2007 and 2008. WIT was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% in 2008.
Prior to January 1, 2008, companies established in the PRC were generally subject to a State and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing, Prosoft and ITC were then qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoying preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and elected to be exempted from EIT from 2005 to 2007. Prosoft and ITC were incorporated in June 2004, and have been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate in 2007. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Solutions was incorporated in 2002 and was recognized as a “software enterprise” in 2003, and therefore, it was entitled to be exempted from EIT in 2003 and 2004, and subject to a 16.5% EIT rate from 2005 to 2007.
The other PRC subsidiaries are subject to 33% EIT for the year of 2006 and 2007.
On March 16, 2007, the National People’s Congress of China enacted a new EIT law, which has taken into effect from January 1, 2008. Under the new EIT law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT law if they qualify as “high and new technology enterprises strongly supported by the State”. According to the EIT Law and relevant implementation rules, the “high and new technology enterprises strongly supported by the State” shall refer to an enterprise that owns the core proprietary intellectual property rights and fulfills all of the conditions stipulated therein.
VanceInfo Beijing obtained the certificate on high and new technology enterprises in 2008. Despite present uncertainties resulting from the limited PRC tax guidance, the Group believed it is more likely than not that VanceInfo Beijing can continue to enjoy the preferential tax rate of 7.5%, a 50% reduction of its applicable EIT rate of 15%, from 2008 to 2010. Solutions also obtained the certificate on high and new technology enterprises and was subject to 15% EIT in 2008.
The applicable EIT rate for the other PRC subsidiaries is 25% in 2008.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
12. INCOME TAXES — continued
Due to the changes in the new EIT law in March 2007, the Group’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from the rate change as of January 1, 2007 was an adjustment to the deferred tax liabilities of $129, representing an increase in deferred tax expense.
Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned by the Company’s subsidiaries located in the PRC, which are tax resident in the PRC, after January 1, 2008 would be subject to a withholding tax of 10%.
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC available for distribution to the Company are $32,016 as of December 31, 2008. The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As such, the undistributed earnings of the Company’s PRC subsidiaries are considered to be indefinitely reinvested under Accounting Principles Board Opinion No. 23, Accounting for Income Taxes — Special Areas, and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2008.
Income tax expenses are as follows:

	For the year ended December 31,
	2006	2007	2008

Income taxes expenses:
Current	2	57	2,078
Deferred	—	117	(780)

Total	2	174	1,298

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
12. INCOME TAXES — continued
The principal components of deferred income taxes are as follows:

	As of December 31,
	2007	2008

Current deferred tax assets:
Allowance for doubtful accounts	18	34
Accrued bonus	—	251

	18	285

Non-current deferred tax assets:
Net operating loss carry forwards	298	219
Property and Equipment	55	70
Valuation allowance	(298)	(219)

	55	70

Net deferred tax assets	73	355

Current deferred tax liabilities:
Receivables of government subsidies	(137)	—

Non-current deferred tax liabilities:
Intangible assets	(1,009)	(673)
Property and equipment	—	(134)

	(1,009)	(807)

Net deferred tax liabilities	(1,146)	(807)

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
12. INCOME TAXES — continued
For the purpose of balance sheet presentation, certain deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of December 31,
	2007	2008

Current deferred tax assets:
Allowance for doubtful accounts	18	34
Accrued bonus	—	251

Total current deferred tax assets	18	285

Current deferred tax liabilities:
Receivables of government subsidies	(137)	—

Non-current deferred tax assets:
Net operating loss carry forwards	298	219
Property and equipment	55	70
Valuation allowance	(298)	(219)

Net non-current deferred tax assets	55	70

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	(1,009)	(673)
Property and Equipment	—	(134)

Non-current deferred tax liabilities, net	(954)	(737)

A valuation allowance has been recognized for net operating losses carry forward of certain subsidiaries and VIE of the Group, because the Group does not believe these entities can generate future taxable income to recognize the income tax benefit. Net operating losses totaled $1,196 and $902 as of December 31, 2007 and 2008, respectively, which included $1,196 as of December 31, 2007 expiring on various dates throughout 2027, $831 as of December 31, 2008 expiring on various dates throughout 2013 and the remaining amounts will carry forward indefinitely.
The increase in valuation allowance from 2006 to 2007 mainly related to the additional operating losses. The valuation allowance decreased in 2008 from 2007 because the net operating loss carry forward of VanceInfo US was utilized by offsetting the taxable profit of WIT in 2008 and the valuation allowance for the net operating loss carry forward of Prosoft was written off resulting from the its liquidation in December 2008.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
12. INCOME TAXES — continued
A reconciliation between the statutory PRC enterprise income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2006	2007	2008
	%	%	%

Statutory tax rate in PRC	33.00	33.00	25.00
Changes in valuation allowances	1.90	2.05	(0.45)
Effect of income tax rate differences of subsidiaries operating with different tax regulations	(17.66)	(12.32)	(10.30)
Effect of change in exacted tax rate in PRC	—	1.32	—
Effect of tax holidays enjoyed by PRC subsidiaries	(17.20)	(22.27)	(6.79)

Effective tax rate	0.04	1.78	7.46

During the years ended December 31, 2006, 2007 and 2008, if the Company’s subsidiaries and VIE in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and net income per share amounts would be as follows:

	For the year ended December 31,
	2006	2007	2008

Changes in income tax expense	759	2,181	1,180
Net income per ordinary share-basic	0.05	0.15	0.40
Net income per Series A convertible redeemable preferred share-basic	0.21	0.32	N/A
Net income per Series B-1 convertible redeemable preferred share-basic	0.22	0.32	N/A
Net income per Series B-2 convertible redeemable preferred share-basic	N/A	0.42	N/A
Net income per Series B-3 convertible redeemable preferred share-basic	0.29	0.15	N/A
Net income per ordinary share-diluted	0.04	0.13	0.37

The Group has various tax years from 2003 to 2008 which remain open in various tax jurisdictions.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
13. NET INCOME PER SHARE
The calculation of the net income per share is as follows:

	For the year ended December 31,
	2006		2007		2008

Net income	4,376		9,569		16,173
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(611)		(632)		—

Net income attributable to holders of ordinary shares	3,765		8,937		16,173

Numerator used in basic and diluted net income per share:
Net income allocated for computing net income per ordinary share-basic	737	(i)	2,558	(i)	16,173

Net income allocated for computing net income per Series A convertible redeemable preferred share-basic	1,735	(i)	2,716	(i)	N/A

Net income allocated for computing net income per Series B-1 convertible redeemable preferred share-basic	505	(i)	1,147	(i)	N/A

Series B-2 convertible redeemable preferred share-basic	1,399	(i)	3,131	(i)	N/A

Series B-3 convertible redeemable preferred share-basic	N/A		17	(i)	N/A

Net income allocated for computing net income per ordinary share-diluted	737		2,558		16,173

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	9,605,507		11,426,183		37,276,306(ii)

Weighted average shares outstanding used in computing net income per Series A convertible redeemable preferred share-basic	7,175,000		6,860,247		N/A

Weighted average shares outstanding used in computing net income per Series B-1 convertible redeemable preferred share-basic	1,998,795		2,867,123		N/A

Weighted average shares outstanding used in computing net income per Series B-2 convertible redeemable preferred share-basic	4,265,112		6,117,988		N/A

Weighted average shares outstanding used in computing net income per Series B-3 convertible redeemable preferred share-basic	N/A		77,704		N/A

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	10,205,449	(iii)	13,446,087	(iii)	40,695,982	(iii)

Net income per ordinary share-basic	0.08		0.22		0.43

Net income per Series A convertible redeemable preferred share-basic	0.24		0.40		N/A

Net income per Series B-1 convertible redeemable preferred share-basic	0.25		0.40		N/A

Net income per Series B-2 convertible redeemable preferred share-basic	0.33		0.51		N/A

Net income per Series B-3 convertible redeemable preferred share-basic	N/A		0.22		N/A

Net income per ordinary share-diluted	0.07		0.19		0.40

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
13. NET INCOME PER SHARE — continued
(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A convertible redeemable preferred share-basic also contained the deemed dividend for accretion of the redemption premium.

(ii)	In June 2008, the Company issued 2,000,000 ordinary shares for future delivery to employees and non-employees upon exercise of vested stock options or grant of nonvested shares. As of December 31, 2008, 219,196 shares were transferred to the relevant employees. Accordingly, the 1,780,804 remaining shares were excluded in computation of basic net income per share in 2008.

(iii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2006, 2007 and 2008 as their effects would have been anti-dilutive. For year 2006, such outstanding securities consisted of Series A convertible redeemable preferred shares of a weighted average number of 7,715,000 and Series B-1 and B-2 convertible redeemable preferred shares of a weighted average number of 6,263,907, warrants (Note 17) to purchase a weighted average number of 689,750 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 248,574. For year 2007, such outstanding securities consisted of Series A convertible redeemable preferred shares of a weighted average number of 6,860,247, Series B-1 and B-2 convertible redeemable preferred shares of a weighted average number of 8,985,111, warrants to purchase a weighted average number of 190,570 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 1,045,027. For year 2008, such outstanding securities consisted of stock options of a weighted average number of 562,717.

Ordinary shares to be issued contingent upon the attainment of specified earnings levels in future periods by the acquired businesses are recorded when the contingency is resolved and additional share consideration is issuable. Thus, other than a weighted average number of 78,928 contingently issuable ordinary shares in connection with the acquisition of Megainfo in 2007, the ordinary shares contingently issuable were excluded from the computation of diluted net income per share in the periods presented.

The calculation of the weighted average number of ordinary shares in 2006, 2007 and 2008 for the purpose of diluted net income per share has included the effect of stock options and nonvested shares of a weighted average number of 1,167,144, 3,025,849 and 4,909,091 which gives rise to an incremental weighted average number of 599,942, 1,793,342 and 3,100,092 ordinary shares from the assumed conversion of these stock options and nonvested shares using the treasury stock method, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
On July 30, 2007, the Board of Directors and shareholders adopted the 2007 Share Incentive Plan as amended on August 1, 2007, which authorizes to grant to employee and non-employees options to purchase ordinary shares or nonvested shares up to a total of 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from of the first vesting date.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
14. SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors
During the years ended December 31, 2006, 2007 and 2008, the Company granted a total of 3,011,700, 2,468,050 and 1,336,200 share options to employees and non-employee directors at an exercise price ranging from $0.30 to $2.00 per share, $3.00 to $9.00 and $4.70 to $8.92 per share, respectively.
The following table summarizes information regarding the stock options granted:

			Weighted	Weighted
			average	average
		Weighted	fair value	intrinsic
		average	per ordinary	value per
	Options	exercise price	share at the	option at the
Quarter ended	granted	per option	grant dates	grant dates

March 31, 2006	512,600	0.30	1.47	1.17
June 30, 2006	1,496,200	0.39	0.90	0.51
September 30, 2006	438,900	1.60	0.97	—
December 31, 2006	564,000	1.95	1.22	—
March 31, 2007	777,570	3.32	1.65	—
June 30, 2007	622,016	4.44	1.92	—
September 30, 2007	631,464	7.22	3.87	—
December 31, 2007	437,000	9.00	6.50	—
March 31, 2008	540,000	5.44	5.44	—
June 30, 2008	60,200	6.68	6.68	—
September 30, 2008	162,000	8.58	8.58	—
December 31, 2008	574,000	4.94	4.94	—

Total	6,815,950

			Weighted
		Weighted	average fair value
		average	per ordinary
	Number of	exercise price	share at the
	options	per option	grant dates

Outstanding at January 1, 2008	5,125,557	3.00	0.73
Granted	1,336,200	5.66	1.70
Forfeited	(307,018)	5.70	1.06
Exercised	(215,696)	1.40	0.80

Outstanding at December 31, 2008	5,939,043	3.51	0.93

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
14. SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors — continued
The following table summarizes information with respect to stock options outstanding as of December 31, 2008:

		Options outstanding			Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	exercise	value as of		exercise	value as of
	Number	contractual	price per	December 31,	Number	price per	December 31,
	outstanding	life	option	2008	exercisable	option	2008

Ordinary shares	5,939,043	6.24	3.51	11,193	2,271,028	2.03	6,846

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was nil, nil and $1,617, respectively.
The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2006	2007	2008

Options	0.44-1.26	0.25-2.48	1.43-2.55
The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For the year ended December 31,
	2006	2007	2008

Risk-free interest rate of return	4.30%-5.21%	4.39%-5.36%	3.18%-4.15%
Expected term	5.9-6.1 years	4.1-6.1 years	2.72-3.61 years
Volatility	51.7%-58.0%	38.9%-50.3%	36.0%-40.8%
Dividend yield	—	—	—
(1)	Volatility

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
14. SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors — continued
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

When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management considered a number of factors, including the result of equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.
The Group recorded share-based compensation of $713, $996 and $1,308 for options granted to employees and non-employee directors for the year ended December 31, 2006, 2007 and 2008, respectively, using the graded vesting attribution method.
There was $1,683 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2008. The expense is expected to be recognized over a weighted-average period of 2.28 years according to the graded vesting schedule.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
14. SHARES-BASED COMPENSATION — continued
II. Nonvested Shares
In December 2007 and 2008, the Company granted 20,000 and 17,480 nonvested ordinary shares, respectively, to employees under 2007 Share Incentive Plan. The nonvested shares will vest first 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.
A summary of the nonvested shares activity is as follows:

		Weighted
	Weighted	average fair value
	Number of	per ordinary
	nonvested	share at the
	Shares	grant dates

Outstanding at January 1, 2008	20,000	8.73
Granted	17,480	5.83
Vested	(3,500)	8.56
Forfeitured	(6,000)	9.15

Outstanding at December 31, 2008	27,980	7.80

The total fair value of nonvested shares vested during the years ended December 31, 2007 and 2008 was nil and $18, respectively.
The Company recorded compensation expenses based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The fair value of the nonvested shares on the grant date was the closing market price of the ordinary shares as of the date. For nonvested share granted in 2007 and 2008, the fair value at the date of grant ranged from $5.83 to $9.15. The related compensation expense in 2007 is insignificant and the Company recorded $83 related compensation expenses in 2008.
There was $122 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2008. The expense is expected to be recognized over a weighted-average period of 3.48 years according to the graded vesting schedule.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
In March 2005, in connection with the issuance of Series A preferred shares as set out in Note 16, 717,500 Series A preferred shares were authorized out of the existing ordinary share authorization. Therefore, after the Series A convertible redeemable preferred shares (“Series A Shares”) issuance, the authorized ordinary shares were reduced to 4,282,500.
In November 2005, the Company approved another share split of 10:1 of its ordinary shares which has been retroactively reflected in the Company’s consolidated financial statements.
In February 2006, the Company issued 100,000 ordinary shares to Sures Corporation Limited, as part of the consideration for the acquisition of the business of Beijing SureKAM Technology Co., Ltd.
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
In April 2007, the Company issued 667,386 and 246,007 ordinary shares to Airland and Bizexpress, respectively, as part of the consideration for the acquisition of Solutions as set out in Note 4.
In April 2007, the Company issued 147,272 ordinary shares to One Silver as part of the consideration for the acquisition of Megainfo as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
In June 2007, the Company repurchased and cancelled 86,219 ordinary shares from an ordinary shareholder at a total consideration of $431. The excess, amounting to $304, of repurchase price over the initial issuance price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled upon repurchase.
In July 2007, the Company issued 102,661, 102,661, 102,661 ordinary shares to Cypress Hill Holdings Limited, Fortune Sea International Limited and Million International Limited respectively as part of the consideration for the acquisition of Chosen as set out in Note 4.
In December 2007, the Company completed its IPO of ADSs and listed ADSs on the New York Stock Exchange. Each ADS represent one ordinary share of the Company. 7,447,500 ordinary shares were issued for total proceeds of $54,787, net of offering costs of $8,517. In addition, all Series A, B-1, B-2, and B-3 convertible redeemable preferred shares were automatically converted into 18,771,838 ordinary shares upon the IPO.
In June 2008, the Company issued 2,000,000 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 13.
In June 2008, the Company issued 58,348 ordinary shares to NEC System Technology Limited as part of the consideration for the acquisition of the additional equity interest of Solutions as set out in Note 4.
In September 2008, the Company repurchased and cancelled 172,919 and 53,703 ordinary shares from Airland and Bizexpress respectively at a total consideration of $2,020. The excess, amounting to $1,633, of repurchase price over the initial issuance price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled up repurchase.
In September 2008, the Company issued 87,045 ordinary shares to One Silver Development Limited as a part of the additional consideration for the acquisition of Megainfo as set out in Note 4.
In September 2008, the Company issued 3,201 ordinary shares to Global Mission Limited as a part of the additional consideration for the acquisition of Vanceinfo Japan as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
16. CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Convertible Redeemable Preferred Shares
On March 10, 2005, the Company issued 717,500 Series A Shares to three third party investors for $7,175 (after issuance cost, net proceeds of $6,764), at $10 per share. In the same month, the Company had a one-to-ten share split and accordingly it became 7,175,000 Series A Shares with par value of $0.001 and original issue price of $1.
In April 2007, the Company repurchased and cancelled 30,000 Series A Shares from one of the Series A share holders at total consideration of $90.
The rights, preferences and privileges with respect to the Series A Shares were as follows:
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
Liquidation preference
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after the full Series B-1, B-2 and B-3 preference amount on all outstanding Series B-1 Shares, B-2 Shares and B-3 Shares has been paid, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series A Shares are entitled to receive, the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares
On May 2, 2006, the Company issued 2,990,000 Series B-1 convertible redeemable preferred shares (“Series B-1 Shares”), 6,380,188 Series B-2 convertible redeemable preferred shares (“Series B-2 Shares”) and warrants (Note 17) to purchase Series B-3 convertible redeemable preferred shares (“Series B-3 Shares”) to a group of third party investors for a total amount of $25,078 (after issuance cost, net proceeds of $24,309). The group of investors had identical shareholding percentages in Series B-1 and Series B-2 Shares.
The Company had also authorized 1,000,000 Series B-3 Shares for the warrants set out in Note 17. Series B-1, Series B-2 and Series B-3 Shares are jointly referred as “Series B Shares” with the same terms unless otherwise noted. Series B Shares had par value of $0.001, while Series B-1 Shares issuance price was $2.20 and Series B-2 Shares issuance price was $2.8996.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
16. CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares — continued
The rights, preferences and privileges with respect to the Series B Shares were as follows:
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
Redemption
The Series B Shares are redeemable at the option of the holders of the Series B any time after the fourth anniversary of issuance date, if not previously converted, for an amount equal to the greater of: (x) one hundred percent (100%) of the applicable Series B-1/B-2/B-3 Shares issue price, plus all dividends accrued but unpaid and (y) the fair market value of the Series B-1/B-2/B-3 Shares to be determined by an independent appraisal.
Conversion
The Series B Shares are convertible into ordinary shares of the Company on a one-for-one basis except the Series B-2 Shares has a conversion ratio of 0.8 to 1, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an IPO with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
17. WARRANTS
In May 2006, in connection with the issuance of Series B-1 Shares and Series B-2 Shares, the Company granted warrants to Series B-1 and B-2 investors to purchase up to $2,000 of Series B-3 Shares at the exercise price of $2.8996 per share, which represented 689,750 Series B-3 Shares. Key terms of Series B-3 Shares are set out in Note 16. Other than exercising for cash, the investor also had an option to receive a reduced number of shares in direct proportion to the fair value of Series B-3 Shares (“Net Settlement Option”). The warrants were exercisable upon issuance and were void upon the Company’s completion of IPO.
Management had classified the warrants as a liability under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, because exercise of the warrants would result in the delivery of redeemable preferred shares.
Therefore, the warrants were initially accounted for at the fair value of $498 ($0.722 per warrant) on the date of grant and subsequently reported at fair value as of each reporting date. As of December 31, 2006, the fair value of the warrants was $903 ($1.309 per warrant).
The fair value of the warrants was determined by the Group after considering an appraisal by a third party appraiser and was determined using the Black-Scholes option pricing model with assumptions as follows:

	As of	As of
	Date of grant	December 31, 2006

Risk-free rate of return	5.24%	5.20%
Expected remaining life of the warrants	2.17 year	1.5 year
Volatility	38.0%	35.6%
Expected dividend yield	0%	0%
(1)	Volatility

The volatility of the underlying ordinary shares during the life of the warrants was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the warrants.

(2)	Risk-free rate of return

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the warrants.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
17. Warrants — continued
(3)	Expected remaining life of the warrants

The expected remaining life of the warrants was estimated by the Company based on the expected IPO date of the Company which was the expected exercise date of the warrants.

(4)	Expected dividend yield

The expected dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the warrants.

(5)	Exercise price

The exercise price of the warrants was determined by the Company’s board of directors.

(6)	Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management considered a number of factors, including the result of equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events.
On August 3, 2007, the Company’s shareholders passed a resolution of amendments to the Company’s amended and restated memorandum and Articles of Association to remove the redemption rights of Series B-3 Shares as set out in Note 16. Therefore, as of August 3, 2007 the warrants no longer qualified as a liability in accordance with SFAS No. 150 and the carrying amount of $1,260, which was the fair value of the warrant as of the date, was transferred to shareholders equity.
The change in fair value of $405 and $357 was recorded in the condensed consolidated statements of operations for the years ended December 31, 2006 and 2007, respectively.
In November 2007, certain holders exercised their warrants to purchase an aggregate of 607,238 Series B-3 preference shares at an exercise price of US$2.8996 per share as set out in Note 16.
The remaining holder of the warrants exercised all of their warrants with Net Settlement Option to acquire Series B-3 preference shares of 54,365 in December 2007 immediately before the IPO.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
18. MAINLAND CHINA CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $1,067, $3,009 and $4,780 for the years ended December 31, 2006, 2007 and 2008, respectively.
19. STATUTORY RESERVES
PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Group’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Group’s PRC subsidiaries were $3, $869 and $392 for the years ended December 31, 2006, 2007 and 2008, respectively.
20. CONTINGENT CONSIDERATIONS FOR BUSINESS ACQUISITIONS
In connection with the acquisition of WIT, other than the initial consideration of $1,080 in cash, the Company agreed to pay additional considerations up to $3,870 in cash and ordinary shares with a value of up to $2,700 contingent upon the attainment of the earnings objectives for the thirty-month period ending March 31, 2011.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
21. LITIGATION THREAT AGAINST THE COMPANY
In August 2004, through VanceInfo Beijing, a wholly owned subsidiary of the Company, the Company acquired the IT services business and related assets of Wensi Chuangyi and its subsidiaries, the predecessor of the Company. On December 3, 2007, Chris Chen, chairman and chief executive officer of the Company, and David Chen, chief operating officer of the Company received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang against Chris Chen, David Chen, the Company, and two subsidiaries of the Company and VanceInfo Creative Software Technology Ltd., or VanceInfo California, a dissolved California corporation controlled by Wensi Chuangyi. The letter alleges the following:
•	Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Beijing Heteng Software Technology Co., Ltd (“Heteng”); and Heteng owns 100% of Wensi Chuangyi, the predecessor of the Company.

•	Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng and its joint venture partners. This unspecified proprietary information allegedly has been utilized by VanceInfo California and continues to be used by a Delaware subsidiary of the Company.

•	In connection with these transactions, Chris Chen was an officer, director, beneficial owner or in control of the relevant entities that caused the transfer to be executed not in good faith and without adequate consideration or the receiving entity that obtained the valuable proprietary information not in good faith and without adequate consideration, all in breach of his fiduciary responsibilities to Octiga, Heteng and their shareholders and/or joint venture partners.

•	The letter also alleges that Mr. Jiang will be able to demonstrate the role and responsibility of various other parties in these alleged improper transactions, including Wensi Chuangyi and/or its subsidiaries, VanceInfo Beijing, VanceInfo California and other subsidiaries of the Company.
The letter states that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng, including Long March Launch Vehicle Technology Co., Ltd., or Long March, to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. The Company believes that Long March owned a 70% equity interest in Heteng in August 2004. The letter does not specify the amount of any claimed damages or costs. As of the date of December 31, 2008, the Company had not received any notices of claims from any other investors in Heteng, including Long March.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
22. COMMITMENTS
i	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2013 and are renewable upon negotiation. Rental expense under operating leases was $967, $2,840 and $4,865 for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2008 are as follows:

2009	4,156
2010	2,766
2011	1,173
2012	553
2013	385

9,033

ii	Purchase commitments

As of December 31, 2008, $127 was contractually committed by the Group for purchases of equipment and leasehold improvements. The Group expects to fulfill these purchase commitments by December 31, 2009.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share and share related data)
23. RELATED PARTY TRANSACTIONS
The Group had the following significant transactions with related parties in addition to the disclosures in Notes 9, 14, 15, 16 and 17:
The Group provided system development services to Shenzhen Taitai Pharmaceutical Co., Ltd (“Taitai”), an affiliate of Inno Global Investment Limited, a principal shareholder of the Company. The Group recognized $16, $38 and nil revenue for these transactions for the years ended December 31, 2006, 2007 and 2008, respectively. The accounts receivable balances from Taitai were nil as of December 31, 2007 and 2008, respectively.
The Group provided various IT services to Lenovo (Beijing) Co., Ltd., Beijing Lenovo Software Co., Ltd., Shanghai Lenovo Electronic Co., Ltd. and Lenovo (Dalian) Technologies Service Co., Ltd.(collectively “Lenovo”), affiliates of LC Fund III, a principal shareholder of the Company. The Group recognized $45, $940 and $1,750 revenue for these transactions for the years ended December 31, 2006, 2007 and 2008, respectively. The accounts receivable balances from Lenovo were $1,257 and $363 as of December 31, 2007 and 2008, respectively.
The Group provided system testing services to A-IT (Shanghai) Software Services Co., Ltd. (“AIT”), an subsidiary of Link Result Limited, an equity method investment of the Company. The Group recognized nil, nil and $40 revenue for these transactions for the years ended December 31, 2006, 2007 and 2008, respectively. The accounts receivable balances from AIT were nil and $40 as of December 31, 2007 and 2008, respectively.
24. SUBSEQUENT EVENTS
Acquisition of Professional Team in Support of Huawei
On January 1, 2009, the Group acquired a team of engineers from Guangzhou Kernel Technology Limited.(“Kernel”), a small China-based supplier providing customized application development services to Huawei Technologies in the areas of Business Support Systems, Operation Support Systems, Business Intelligence and Color Ring Back Tone Platform with a consideration of $235. Over 150 IT professionals from Kernel’s offices in Guangzhou, Shenzhen and Nanjing joined the Company in connection with the transaction.
Share Repurchase Plan
On February 21, 2009, the Company’s Board of Directors approved a share repurchase program authorizing the Company to acquire up to $10,000 worth of the Company’s outstanding ADSs within the next 12 months. The repurchases will be made from time to time at management’s discretion in the open market or in negotiated transactions subject to market conditions, the trading price of the ADSs and other factors.

EXHIBIT INDEX

Exhibit
Number	Description of Document

4.22	English Translation of Premises Lease Contract between VanceInfo Creative Software Technology Ltd. and Beijing Zhongguancun Huaxia Sci-Tech Co., Ltd. dated as of February 25, 2008.

8.1	Subsidiaries of the Registrant.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Conyers Dill & Pearman.

15.2	Consent of Jun He Law Offices.

15.3	Consent of Deloitte Touche Tohmatsu CPA Ltd..