Form 20-F
period 2009-12-31
VanceInfo Technologies Inc.
filed 2010-04-30
CIK 1417961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
Beijing 100193, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each	New York Stock Exchange
representing one ordinary share, par
value US$0.001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
39,888,092 ordinary shares, par value US$0.001 per share, as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“attrition rate”, with respect to an information technology, or IT service company or its business unit during a specified period, refers to the ratio of the number of professionals that have left that company during the period, excluding employees employed for less than six months, to the number of full-time professionals that were on that company’s payroll at the ending date of the same period;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
•	“Greater China” refers to the People’s Republic of China, including, for purposes of this annual report only, Taiwan and Hong Kong;
•	“Huawei” refers to Huawei Technologies Co., Ltd. and certain of its affiliates;
•	“IBM” refers to International Business Machine China Company Limited, IBM Global Services (China) Company Limited and IBM Solution and Services (Shenzhen) Co., Ltd.;
•	“Microsoft” refers to Microsoft Corporation and Microsoft (China) Co., Ltd.;
•	“professionals”, with respect to an IT service company, refer to employees executing IT services for its clients;
•	“Sequoia” refers to Sequoia Capital China I, L.P. and Sequoia Capital Growth Fund III, L.P., each of which is a holder of our ordinary shares, and their affiliates;
•	“TIBCO” refers to TIBCO Software Inc.;
•	“US$,” “U.S. dollar” or “$” refers to the legal currency of the United States; and
•	“we,” “us,” “our company,” “our” and “VanceInfo” refer to VanceInfo Technologies Inc. , a Cayman Islands company, its predecessor, the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., its subsidiaries and its variable interest entity, Shanghai Megainfo Tech Co., Ltd., before its liquidation in January 2009.
Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entity are denominated in Renminbi, or RMB, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 23, 2010, the noon buying rate was RMB6.8270 to US$1.00.
This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, and consolidated balance sheet data as of December 31, 2008 and 2009.

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
The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009, reflecting the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“ASC 810-10-65”), have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2005 and 2006, except for the impact of adoption of ASC Topic 810-10-65 which were reflected in this annual report, have been derived from our audited financial statements for 2005 and 2006, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007, except for the impact of adoption of ASC Topic 810-10-65 which were reflected in this annual report, have been derived from our audited financial statements for 2005, 2006 and 2007, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	VanceInfo
	For the Year Ended December 31,
	2005	2006
	As adjusted(1)	As adjusted(1)	2007	2008	2009
	(in US$ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	15,481	29,051	62,714	102,663	148,066
Cost of revenues(2)	(9,125)	(17,961)	(38,544)	(62,911)	(92,171)

Gross profit	6,356	11,090	24,170	39,752	55,895

Selling, general and administrative expenses(2)	(3,296)	(6,821)	(16,180)	(25,905)	(34,710)

Change in fair value of contingent consideration liability arising from business acquisitions	—	—	—	—	(62)
Other operating income	102	54	860	858	1,754

Income from operations	3,162	4,323	8,850	14,705	22,877
Net income	3,259	4,411	9,621	16,089	21,508
Net (income)/loss attributable to noncontrolling interest	(24)	(35)	(52)	84	—
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	(462)	(611)	(632)	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	2,773	3,765	8,937	16,173	21,508

Income per ordinary share:
Basic	0.13	0.08	0.22	0.43	0.56
Diluted	0.13	0.07	0.19	0.40	0.52
Income per ADS:
Basic	0.13	0.08	0.22	0.43	0.56
Diluted	0.13	0.07	0.19	0.40	0.52
Weighted average ordinary shares used in calculating net income per ordinary share:
Basic	11,530,684	9,605,507	11,426,183	37,276,306	38,389,495
Diluted	11,530,684	10,205,449	13,446,087	40,695,982	41,576,217

	VanceInfo
	For the Year Ended December 31,
	2005	2006
	As adjusted(1)	As adjusted(1)	2007	2008	2009
	(in US$ thousands, except percentage, share, per share and per ADS data)

Other Consolidated Financial Data
Gross margin(3)	41.1%	38.2%	38.5%	38.7%	37.8%
Operating margin(4)	20.4	14.9	14.1	14.3	15.5
Net margin(5)	21.1	15.2	15.3	15.7	14.5

(1)	We adopted ASC Topic 810-10-65 regarding accounting for noncontrolling interest in consolidated financial statements on January 1, 2009, retrospectively.

(2)	Includes share-based compensation expenses as follows:

	VanceInfo
	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands)
Share-based compensation expenses included in:
Cost of revenues	—	(45)	(111)	(265)	(313)
Selling, general and administrative expenses	(67)	(668)	(885)	(1,126)	(1,252)

(3)	Gross margin represents gross profit as a percentage of net revenues.

(4)	Operating margin represents income from operations as a percentage of net revenues.

(5)	Net margin represents net income as a percentage of net revenues.

	As of December 31,
	2005	2006	2007
	As adjusted(1)	As adjusted(1)	As adjusted(1)	2008	2009
	(in US$ thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	4,437	20,565	76,835	79,963	64,057
Term Deposits and Short-term Investments	—	—	1,371	1,466	22,122
Accounts receivable	5,774	11,815	24,708	36,827	60,524
Total assets	15,700	42,044	129,076	155,451	205,191
Total liabilities	2,171	5,583	18,068	23,948	42,629

	As of December 31,
	2005	2006	2007
	As adjusted(1)	As adjusted(1)	As adjusted(1)	2008	2009
	(in US$ thousands)
Consolidated Balance Sheet Data:
Convertible redeemable preferred shares	7,226	31,648	—	—	—
Shareholders’ equity	6,303	4,813	110,008	131,503	162,562
Total liabilities, convertible redeemable preferred shares and shareholders’ equity	15,700	42,044	129,076	155,451	205,191

(1)	We adopted ASC Topic 810-10-65 regarding accounting for noncontrolling interest in consolidated financial statements on January 1, 2009, retrospectively.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company and Industry
Because our business depends significantly on clients headquartered in Greater China, the United States, Europe and Japan, any economic slowdown in these regions or other factors that affect IT offshore outsourcing from the United States, Europe or Japan could have a material adverse effect on our business and operating results.
As of December 31, 2009, substantially all of our net revenues were derived from clients headquartered in Greater China, the United States, Europe and Japan. These economies continue to be impacted by the recent global economic downturn, which have had some adverse effects on our business and results of operations in 2009, including increased pricing pressures from some of our clients and some delays in obtaining new projects from existing clients. If the impact of the global economic downturn continues or there are other adverse changes to the macro-economic conditions of our or our key clients’ key markets, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and our utilization and billing rates for our professionals could decline, which could have a material adverse effect on our business and operating results.
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
We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2007, each of Microsoft and IBM accounted for 10% or more of our net revenues, and in the aggregate accounted for 34.6% of our net revenues. In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. Our top five clients accounted for approximately 53.7%, 53.8% and 56.3% of our net revenues in 2007, 2008 and 2009, respectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable.
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
For the years ended December 31, 2007, 2008 and 2009, a majority of our net revenues were derived from clients in the technology and telecommunications industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource research and development services, or R&D services, enterprise solutions, application development and maintenance, or ADM, quality assurance and testing, globalization and localization and other IT services. A downturn in any of our targeted industries, particularly the technology and telecommunications industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations which restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.
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
The market for IT services is highly competitive and we expect competition to increase due to a number of factors. We believe that the principal competitive factors in our markets are industry experience, quality of the services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:
•	other Chinese IT services companies, such as, Chinasoft International Ltd., or Chinasoft International, HiSoft Technology International Limited, or Hisoft, Neusoft Group Ltd., or Neusoft, and SinoCom Software Group Limited, or SinoCom, iSoftStone Information Technology (Group) Co., Ltd, or iSoftStone;
•	Indian IT services companies, such as Cognizant Technology Solutions Corp., or Cognizant, HCL Technologies Ltd., or HCL, Infosys Technologies Ltd., or Infosys, Tata Consultancy Services Ltd., or TCS, and Wipro Technologies, or Wipro;
•	in-house IT departments of large corporations; and
•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe.
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
Our clients are not obligated for any long-term commitments to us. Many of our MSAs are either renewable for one-year period or have no fixed terms, and our SOWs are typically project-based and are generally valid for not more than one year. In addition, our clients can terminate many of our MSAs and SOWs with or without cause, and in most cases without any cancellation charge. Some of our MSAs specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. If any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues. Most of the MSAs we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workmen’s compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. We have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2009 to October 13, 2010, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2009 to October 13, 2010, but we still do not satisfy the contractual requirement of certain of our key clients. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these MSAs.
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
We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew to 148.1 million in 2009 from US$15.5 million in 2005. Since 2005, we have completed a number of acquisitions and established or acquired a number of offices in Greater China, the United States, Europea, Japan and Malaysia. We have also set up a number of CDCs. As of December 31, 2009, we had 7,542 professionals, as compared to 1,015 professionals as of December 31, 2005. We are actively looking at additional locations to establish new offices and expand our current offices and CDCs. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
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
Historically, we have expanded our service capabilities and gained new clients through selective acquisitions such as our acquisitions of Shanghai VanceInfo Technologies Limited, or Shanghai VanceInfo, Beijing Chosen Technology Co., Ltd., or Chosen, Wireless Info Tech, Ltd., or WIT, TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited, TP (Hong Kong) Limited, or TP Hong Kong, and TP Software Technology (Shanghai) Co., Ltd., or TP Shanghai (together with TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited and TP Hong Kong, the “TP Companies”), in the past several years. Our growth strategy involves gaining new clients and expanding our service lines, both organically and through strategic acquisitions. Our ability to successfully integrate an acquired entity and its operations may be adversely affected by a number of factors. These factors include:
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
We expect that a portion of our income may continue to be generated from fees we receive for our projects with a fixed price. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and to price our projects profitably. An underestimation of required time and resources may result in cost overruns and mismatches in project staffing. Conversely, an overestimation of our costs may result in our submitting uncompetitive bids and loss of business. Furthermore, any failure to complete a project within the stipulated timeframe could also expose us to contractual or other liabilities and may damage our reputation. These and other factors could adversely affect our business, results of operations and financial condition.
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

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. Although we have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2009 to October 13, 2010, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2009 to October 13, 2010, the successful assertion of one or more large claims against us could still have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
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
We rely on software licenses from our clients with respect to certain individual projects. To protect proprietary information and other intellectual property of our clients, we require our employees to enter into confidentiality agreements with us. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of proprietary technology of our clients. Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients’ technologies without paying us for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.
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
We may face certain risk with respect to our proposed purchase of land use right.
In November 2009, we entered into agreements with a Beijing-based developer regarding our proposed acquisition of the use right to two parcels of land with 37,492 square meters of permitted floor space in Zhongguancun Software Park, Haidian District, Beijing. Under the agreements, we will pay approximately RMB119.3 million (or US$17.5 million) relating to the land use right, and we have deposited RMB6.0 million (or US$0.9 million) as of March 31, 2010. Currently, the necessary governmental permits are being applied for and we will need to pay additional amounts to the government before we are granted the land use right certificates. Given this initial application stage, there is significant uncertainty regarding whether or when these governmental permits will be obtained. If we fail to timely acquire the land use right, we may not be able to timely build our office premises on these parcels of land as planned and our expansion plan may be affected. Furthermore, the developer’s breach of the agreements may expose us to the developer’s credit risk, and we may not be able to recover our advance payment and may suffer loss should the developer fail to fulfill its obligation under the agreements. In addition, we plan to move our headquarters and research and development center to the new office premises built on these parcels of land in the future. Due to the concentration of our operations, any future problem in our facilities such as loss of power or earthquake may limit our ability to conduct our business.
If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which could adversely affect the market price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in December 2007. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to this annual report on Form 20-F for the fiscal year ending December 31, 2009.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. Our independent registered public accounting firm has issued an audit report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2009. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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

We may also be liable to our clients for disruption in service resulting from such damage or destruction. We have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2009 to October 13, 2010, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2009 to October 13, 2010, but our insurance coverage may not be sufficient. Prolonged disruption of our services as a result of natural disasters or other events would also entitle our clients to terminate their contracts with us.
Our business could be adversely affected by the effects of H1N1, or swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to early 2010, there have been reports of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. In 2009 and early 2010, there were outbreaks of swine flu in certain regions of the world, including China. Any prolonged occurrence of swine flu, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Fluctuations in exchange rates could adversely affect our business.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi depreciated approximately 9% against the Japanese Yen, or JPY, between July 2008 and November 2008. During the same period, the Renminbi appreciated approximately 27% against the Euro. It is difficult to predict how long the current situation may last and when and how it may change again.
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
We incurred net foreign exchange losses of US$32,000, US$93,000 and US$119,000 in 2005, 2006 and 2009, respectively. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions, except for a forward exchange contract to purchase US$5 million for JPY448.75 million in October 2010. Accordingly, we still cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

If tax benefits currently available to our subsidiaries are reduced or repealed, our business and results of operations could suffer.
Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, Beijing Prosoft Software Technology Co., Ltd., or Prosoft, which was liquidated in December 2008, and Beijing Innovation Technology Co., Ltd., or ITC, which was sold in February 2008, were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were incorporated in June 2004, and had been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate from 2007 to 2009. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai VanceInfo, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and was subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai VanceInfo was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% preferential income tax rate in 2007. Chosen was incorporated in 2006 and was subject to a 33% EIT prior to January 1, 2008.
On March 16, 2007, the National People’s Congress of China enacted a new EIT Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Moreover, on December 26, 2007, the State Council circulated the Notice on Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, which took effect beginning December 26, 2007. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation issued the Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in respect of Enterprise Income Tax, which took effect beginning February 22, 2008. Under the new EIT Law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On April 14, 2008, Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the new EIT Law, enterprises that had been established and already enjoyed then applicable preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain qualified high-technology companies may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the State set forth by certain departments of the State Council.
VanceInfo Beijing was qualified as a “high and new technology enterprise” in December 2008 and is entitled to the preferential tax rate of 7.5% from 2008 to 2010. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential income tax rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to a 10% preferential income tax rate in 2009. TP Shanghai, which we acquired in July 2009, was qualified as a “high and new technology enterprise” in December 2008 and is entitled to the preferential tax rate of 15% in 2009 and 2010. However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification; continued qualification as a “key software enterprise under the State plan” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authorities will not revoke our subsidiaries’ “high and new technology enterprises” or “key software enterprise under the State plan” statuses in the future. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations.
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
As of December 31, 2009, our principal shareholders who acquired our securities prior to our initial public offering, and their affiliated entities own approximately 33.9% of our outstanding ordinary shares and voting power. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in our public offerings.
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
Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, VanceInfo Technologies Inc. , may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe our holding company and our subsidiaries located outside of the PRC are PRC resident enterprises. However, if we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, were exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Technologies Limited, or VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, is incorporated in

Hong Kong. TP Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in TP Shanghai, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Rules, if each of VanceInfo Hong Kong and TP Hong Kong is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen and dividends payable to TP Hong Kong from TP Shanghai will be exempt from PRC income tax. If each of VanceInfo Hong Kong and TP Hong Kong is regarded as a non-resident enterprise, subject to the confirmation of the local tax authorities, a 5% withholding tax will be imposed for any dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen and any dividends payable to TP Hong Kong from TP Shanghai.
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
Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.
The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.
In order to strengthen its scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise, the State Administration of Taxation issued, on December 10, 2009, the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698, which became effective retroactively on January 1, 2008. Under Circular 698, the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we consistently pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.
A majority of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, VanceInfo Beijing is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.
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
On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from a public offering to our PRC subsidiaries in the PRC, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC, and we may not be able to convert the net proceeds from a public offering into Renminbi to invest in or acquire any other PRC companies.
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
We completed the initial listing and trading of our ADSs on the New York Stock Exchange in December 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:
•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our public offerings are subject to this new procedure;
•	In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of our ADSs and ordinary shares, or the listing and trading of our ADSs on the New York Stock Exchange; and
•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.
However, if the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our public offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders and beneficial owners to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.
On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are also required to make relevant registration procedures with the local SAFE branch. To further clarify the implementation of Notice 75, the SAFE issued Notice 106 on May 29, 2007. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to the local SAFE branches.

We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. Mr. Chris Shuning Chen, our founder, chairman and chief executive officer, Mr. Stanley Ying Zhou, our chief administrative officer, and Mr. Kevin Zhong Liu, our executive vice president, have made the requisite SAFE registration with respect to their investment and beneficial ownership in us. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules.
The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our public offerings) our PRC subsidiary, VanceInfo Beijing, limit VanceInfo Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.
A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.
Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules, issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan.
We and the participants of our employee stock option plan who are PRC citizens are subject to these rules, and we will attempt to comply with the relevant requirements under such rules. Failure to comply with such rules may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options and restricted share units, also known as nonvested shares, under our employee stock option plan to our employees, which could adversely affect our business operations.
New labor laws in the PRC may adversely affect our results of operations.
As of March 31, 2010, we had approximately 9,000 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC, or the Labour Contract Law, which became effective on January 1, 2008.
The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.
Risks Related to Our Shares and ADSs
The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating results.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 12, 2007, the first day on which our ADSs were traded on the NYSE, until April 29, 2010, the trading price of our ADSs has ranged from US$4.20 to US$26.48 per ADS and the closing sale price on April 29, 2010 was US$23.92 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other IT services companies;
•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	technological breakthroughs in the IT services industry;
•	potential litigation or administrative investigations;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;
•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and
•	general economic and market conditions or other developments affecting us, our industry, our markets or the global economy.
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
Additional sales of our ADSs or ordinary shares, including ADSs or ordinary shares issuable upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.
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
Except as described in this report, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and most of our officers and directors reside outside the United States.
We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or a ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced operations in 1995 through the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., or Wensi Chuangyi, Wensi Chuangyi, a limited liability company established in China. In 1999 and 2002, two subsidiaries of Wensi Chuangyi, Shanghai Wensi Chuangyi Technology Co., Ltd., or Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi Technology Co., Ltd., or Wuhan Wensi Chuangyi, were incorporated in China as part of the expansion of our IT services businesses.

Our holding company, VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, we formed VanceInfo Beijing, a wholly owned subsidiary of VanceInfo, in China. In August 2004, VanceInfo Beijing acquired the IT services business and related assets of Wensi Chuangyi, including those of Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands, and is currently an exempted company with limited liability operating under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised).
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
In December 2007, we completed our initial public offering of our ADSs and listed our ADSs on the NYSE. In July 2009, we completed a follow-on public offering of our ADSs.
Since 2007, we have acquired a number of businesses. The following are our recent acquisitions:
•	In March 2007, we acquired ITC, an IT service provider primarily focusing on R&D services, from Mr. Hao Yu and Mr. Wei Wei.
•	In March 2007, we entered into certain contractual arrangements with Megainfo through which we gained effective control over the operations of Megainfo.
•	In May 2007, we acquired a 75% equity interest in Shanghai VanceInfo, an IT service provider primarily focusing on ADM services, from Mr. Jilun Zhang and Mr. Rongbin Shi. In July 2008, we completed the acquisition of an additional 10% equity interest in Shanghai VanceInfo from NEC System Technologies Ltd., a Japanese company. In August 2008, we completed the acquisition of the remaining 15% of Shanghai VanceInfo from Mr. Jilun Zhang and Mr. Rongbin Shi.
•	In May 2007, we acquired an additional 48.99% of the equity interest of VanceInfo Japan Inc., or VanceInfo Japan, from Mr. Jinsong Tang.
•	In July 2007, we acquired Chosen, an IT service provider primarily focusing on SAP consulting and implementation services, from Mr. Gang Li, Mr. Tong Liu and Mr. Bin Huang.
•	In May 2008, we acquired a team of engineers from Shenzhen Tianchuang Software Development Co., Ltd., or Tianchuang, a small-sized supplier to Huawei, one of our major clients. The acquisition was accounted for as a business combination.
•	In October 2008, we completed the acquisition of a 33% equity interest in Link Result Limited, or Link Result, a China-based company providing IT outsourcing services to multinational financial institutions, from A-IT Software Services PTE Ltd. The investment was accounted for using the equity method of accounting.

•	In October 2008, we completed the acquisition of 100% of the equity interest in WIT, a U.S. based mobile testing and application development services provider, from Wireless Info Tech Limited.
•	In January 2009, we acquired from Guangzhou Kernel Technology Limited, or Kernel, a small China-based supplier providing customized application development services to Huawei, its software outsourcing service business with Huawei, together with a team of engineers and other employees. Over 150 IT professionals from Kernel’s offices in Guangzhou, Shenzhen and Nanjing joined us in connection with the transaction. The acquisition was accounted for as a business combination.
•	In July 2009, we acquired the operating subsidiaries, i.e. TP Companies, of TP Corporation Limited, a Hong Kong-headquartered provider of customer relationship management, or CRM, solutions and system integration.
•	In October 2009, we acquired a team of engineers together with the smart phone software testing business and the related assets from a China-based mobile service provider which provides research and development services to a leading global handset manufacturer. Over 150 professionals joined us in connection with the transaction.
•	In February 2010, we made a strategic investment in Beijing Viatt Information Technology Co. Ltd, or Viatt, an IT services and solution provider for Chinese domestic financial institutions. Under the terms of the agreements, we made a loan of approximately RMB3.0 million (US$0.4 million), which is convertible into a 20% equity interest in Viatt with an exclusive right to acquire the remaining 80% of the equity in the next 12 to 18 months at our sole discretion.
•	In March 2010, we acquired a team of engineers together with the cell phone software development outsourcing business and the related assets from Beijing Mobitech Software Co., Ltd., or Mobi, a small China-based company providing mobile software development service. Over 50 professionals of Mobi joined us in connection with the transaction.
We sold 100% of our equity interest in ITC in February 2008 after integrating its business and employees into our other entities. Prosoft and Megainfo were liquidated in December 2008 and January 2009, respectively, after integrating their business and employees into our other entities. We are in the process of completing the tax clearance procedures of Prosoft. In December 2007, we completed our initial public offering and trading of our ADSs on the New York Stock Exchange.
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
B. Business Overview
We are an IT service provider and one of the leading offshore software development companies in China. Our comprehensive range of IT services includes R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as technology, telecommunications, financial services, manufacturing, retail and distribution.
We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With appropriately 8,300 professionals as of March 31, 2010, we operate a number of CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across Greater China and in the United States, Europea, Japan and Malaysia.

Our major clients include Expedia, Huawei, Microsoft, TIBCO, and a European mobile handset manufacturer. The number of our clients increased significantly from 98 for 2005 to 272 for 2009. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships.
In recent years, we have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2005, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$62.7 million in 2007 to US$148.1 million in 2009, representing a compound annual growth rate, or CAGR, of 53.7%. Our net income grew from US$9.6 million to US$21.5 million over the same period, representing a CAGR of 50.0%.
Service Lines
We categorize our services into three broad sets: (i) R&D Outsourcing Services, which include two service lines, R&D services and globalization and localization, (ii) IT Services, which include three service lines, enterprise solutions, ADM and quality assurance and testing, and (iii) other solutions and services, which include business process outsourcing service and other services.
Set forth below is our net revenues breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in US$ thousands, except for percentages)
R&D Outsourcing Services
R&D services	36,013	57.4%	60,808	59.2%	90,581	61.2%
Globalization and localization	3,886	6.2	4,259	4.2	5,118	3.5
IT Services
Enterprise solutions	8,748	14.0	13,542	13.2	14,429	9.7
ADM	9,348	14.9	17,061	16.6	26,373	17.8
Quality assurance and testing	4,719	7.5	6,717	6.5	7,807	5.3
Other Solutions and Services	—	—	276	0.3	3,758	2.5

Total net revenues	62,714	100.0%	102,663	100.0%	148,066	100%

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
We have accumulated a variety of skill sets from over 14 years of experience in the outsourced development of computer software and hardware products. We provide R&D services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.

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
Current Relationship with Client. We were one of the first Chinese service providers to help this software company resolve technically challenging and strategically important issues. Since then, we have been involved in a wide range of R&D services for this client on over 150 projects. We are one of the largest Chinese service providers working with this software company in terms of revenues and the number of dedicated professionals. Currently, we are working to expand our service scope with this client and to provide services on more challenging projects such as end to end business intelligence, or BI, solutions and embedded devices solutions.
Huawei (A global leading telecommunication solutions provider)
Client’s Project Requirements. In 2004, Huawei appointed us to develop label switch protocol management system, or LSPM, version 1.0, for network management of Internet communications. As Huawei’s customers, who are mainly telecommunications carriers, were in urgent need of this system, we were required to deliver LSPM version 1.0 within a tight timeframe.
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
Current Relationship with Client. Historically, Huawei was reluctant to outsource software development due to quality concerns. Recognizing the quality of our services for LSPM version 1.0, Huawei further engaged us to develop LSPM version 2.0 and version 3.0 under subsequently negotiated assignments, which had a project scale much larger than that of version 1.0. Currently, we are one of the major R&D service and IT service providers of Huawei. The services we provide to the client range from R&D services in BSS/OSS systems, mobile applications, embedded systems and 3G and NGN applications development and testing, to IT system integration and engineering services. Furthermore, we have collaborated with the client in call center solutions to help the client further penetrate into the market of carriers and large enterprises.

Enterprise Solutions
We provide clients with a full spectrum of services in enterprise solutions, including enterprise resource planning, or ERP, CRM, supply chain management, enterprise application integration, or EAI, and system support and maintenance. We provide implementation and maintenance services for major enterprise resource planning systems, including SAP, Siebel, Peoplesoft, JD Edwards, Microsoft Dynamics and Oracle E-Business Suite. We provide comprehensive management and ongoing optimization of customer enterprise solutions. Our offerings, which are usually billed separately on a time-and-material basis, include:
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
The following case study describes the enterprise solutions services we provide to one of our clients:
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
Our Solutions. We have worked closely with the communications company’s other service providers on this project since February 2006. Our team actively participated in the full life cycle of Siebel implementation from business requirements analysis, system design analysis, system structuring, implementation, testing, release to production, post production support and post-production change requests and enhancements and operation. As of March 2010, we had devoted over 550 man-months to this project. We performed extensive studies and interviews to better understand the client’s specific needs and designed solutions by tailoring the Siebel system to meet the client’s business needs and technical requirements. Since the launch of the system, the communications company has significantly improved its retail channel management.
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
We offer a wide spectrum of ADM services to our clients, designed to help them manage their IT outsourcing spending. The following case studies describe the ADM services we provide to two of our clients:
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

One of the largest gaming companies in Asia
Client’s Project Requirements. The client is one of the largest gaming companies in Asia. To shorten the time-to-market of their services and fulfill their unique current and future business needs, the client planned to construct an online betting system with high efficiency and flexibility. This highly customized system needs to be re-designed and migrated from its previously existing platform.
Our Solutions. We assembled a dedicated team with over 50 experienced engineers in a short timeframe. We utilized our expertise in online e-commerce services to understand the client’s business processes and requirements. Following an in-depth analysis, our team proposed a technical solution that would enhance the system’s flexibility and ability to adapt to future business needs.
During the delivery process, our team designed a set of development processes and a rigorous quality control system to minimize defects and improve project execution efficiency. As a result, the project was completed ahead of schedule following strict quality controls. The successful project completion supported the client’s quick launch of new online betting business lines and enabled its geographic expansion.
Current Relationship with Client. We are the major service provider in mainland China to help the client develop IT systems and applications. Due to the success of the online betting system, the client authorized us to set up two CDCs. By the end of 2009, we have more than 90 staff at our dedicated CDCs working for this client in a wide range of application development and maintenance services.
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

Our Solutions. We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client’s projects. For this specific testing project, we formulated a comprehensive testing plan together with the client’s software developers. We deployed, on short notice, a dedicated testing team of over 100 engineers. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project proceeded smoothly and was completed in 2008.
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
The following case study describes the globalization and localization services we provide to one of our clients:
A Fortune 100 international mobile and Internet technology company
Client’s Project Requirements. In 2008 and 2009, the leading mobile and Internet technology company looked for a company which could perform linguistic quality assurance, covering more than 85 languages for the devices applications and internet services applications. This project required not only globalization and localization expertise, but also quick turnaround and ability to ram up a multinational team to fulfill the ongoing tasks on a daily basis.
Our Solutions. We had accumulated in-depth knowledge and experience with respect to the client’s products and services through previous cooperation. We set up a team consisting of localization and testing experts to provide quality assurance services covering up to 95 languages. In particular, leveraging our localization services expertise and localization project management experience, we designated a senior project manager to control the working process, coordinate different service stages and plan an elaborate timetable in order to shorten the overall turnaround time. Within the planned budget, our localization services achieved quality delivery of the localized versions testing in a timely and cost-efficient manner.

Current Relationship with Client. As one of the global top 10 suppliers of this leading mobile and Internet service company, we have established and maintained a long-term collaboration with the client and have been providing services for most of its major product lines. We have teams with over 800 dedicated professionals providing a full-spectrum of services to this client, including quality assurance and testing, field testing, automation testing, application development, etc, wherein more than 150 professionals are working on its localization testing and localization projects.
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
To address clients’ concerns with respect to security and intellectual property rights, we occasionally grant clients an option to acquire our CDCs, which options we believe are rarely exercised due to cost and other considerations associated with changing the operators of CDCs. We believe that the transfer fees agreed between our clients and us for our clients to acquire our CDCs are generally no less than the carrying value of our assets in the relevant CDCs.
The following case studies describe our relationship with two of our CDC clients.
TIBCO
We first offered CDC services to TIBCO after it migrated certain research and development work from India to us in October 2005.
Our TIBCO CDC is located on leased premises and is equipped with more than 500 computers and ancillary equipment and furniture. The CDC is connected to TIBCO’s facilities through a dedicated virtual private network, or VPN. The intellectual property rights in relation to the software products we develop for TIBCO are owned by TIBCO. We have deployed advanced technology and process-based methods to ensure a consistently high level of security. We have granted an option to TIBCO to acquire this CDC, including the facilities, employment relationships with our professionals working in the CDC and certain operating relationships such as the lease for the premises, in consideration of an agreed transfer fee.
We believe our in-depth experience in developing TIBCO products via our CDC and our commitment to real-time response have played an important role in TIBCO’s marketing efforts. In 2006, we successfully helped TIBCO win several important bids. Furthermore, our presence in major Chinese cities and our deep understanding of the Chinese culture and the local market dynamics help us provide prompt technical support to TIBCO’s Chinese sales force. For instance, we assisted TIBCO in successfully securing two Chinese banking customers in 2007. Our dedicated professional team for TIBCO in China does not face the distance, time and cultural differences encountered by TIBCO’s U.S. team with its Asian customers. We believe that our participation in TIBCO’s sales and marketing activities presents new opportunities to further develop our relationship, and will contribute to our revenue growth while creating additional value for TIBCO.

As of March 31, 2010, we maintained a high-quality research and development team of professionals for TIBCO, all of whom hold undergraduate and graduate degrees, with approximately 15% of them having completed part or all of their education in the United States, Europe, Australia or Singapore.
3M
Client’s Project Requirements. Our client has an online purchase platform in the United States with the core engine designed and deployed in a mainframe system for more than eight years. The primary goal for this project is to migrate the engine out of the mainframe and rebuild the platform into a more cost effective solution. With no documentation support for any business logic and most of the engineers who had participated in the project relocated to other teams, the biggest challenge to deliver this project is to make sure that our development team had the ability to understand the mainframe language, migrate into different platforms with performance improvement, and deliver the project in a short timeframe.
Our Solutions. We formed a strong development team and learned the mainframe language within a week of time. After we spent approximately two months for knowledge sharing and clarification with the subject master expert, or SME, in the United States, the final solution was determined and we completed the migration within an aggregate of nine months. The new solution brought the cost saving benefit to the client, and we also introduced a lot of automated process to replace the manual process and increase the simplicity and accuracy of the outcome.
Current Relationship with Client. The 3M CDC was formed since March 2008 to manage all the 3M China IT development request and provide wide range of services, including Java application development, quality assurance and ongoing application support and maintenance. Outside the CDC, we also have a team of BI and IBM Lotus Notes developers serving on site. In July 2008, we had the first opportunity to cooperate with 3M’s U.S. headquarters and successfully delivered a project with recognition within six months. In May 2009, we and 3M officially announced the establishment of a global development center for 3M eBusiness applications in Shanghai. Recently, our services further expanded and included ASP development, U.S. business hour support, Data Steward and Web Construction.
Onsite Teams
Some clients require the presence of our project teams on their or their customers’ premises. We maintain a certain portion of our professionals on our clients’ or their customers’ premises, in order to ensure optimal collaboration and close interaction between the clients’ teams and our project team and to provide a comprehensive range of IT services that meet our clients’ expectations. For clients to whom we provide CDC services such as TIBCO, we usually rotate 6% to 10% of our project team members to our clients’ sites. In other cases, a higher proportion of our professionals may work onsite based on the confidentiality and technical requirements of our clients.
Quality and Process Management
One of the crucial factors in our success has been our efforts to pursue the highest quality standards in all aspects of our business. We have invested heavily in the customization and application of the VanceInfo Technical Delivery Platform, or VTDP, incorporating a technical process management system developed by Digite, a leading provider of collaborative enterprise application software for process and portfolio management. We broadly apply VTDP in our services in various industries to streamline our delivery process and project management. On this platform, we are able to define various project processes, monitor the project schedule and workforce allocation, and improve our requirements management, testing management, defect management, risk management and resource management. We believe our VTDP has greatly improved our global delivery capability, process maturity and timely decision-making.
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
Sales and Marketing Organization. As of December 31, 2009, our BD team consisted of 59 full-time sales personnel, including 35 sales managers, each of whom is responsible for a designated sales region, a specific service line or an industry. We have sales offices in major cities in China and in Silicon Valley, Seattle, San Diego, London, Tokyo and Hong Kong. We plan to enhance our sales efforts by recruiting more sales professionals and setting up additional sales offices overseas.
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
Enhancing Brand Visibility. We also devote substantial efforts to public relations, attendance at global exhibitions and conferences, governmental relations and advertising. For example, we attended various forums and exhibitions organized in the United States and China in 2009, including Gartner Symposium/ITExpo 2009, Gartner Outsourcing & Vendor Management Summit 2009, IAOP 2009 Outsourcing World Summit, Marcus Evans CIO Summit 2009, China International Software & Information Service Fair 2009, Hong Kong International Computer Conference 2009 and China Computer World CEO & CIO Summit 2009. We believe our marketing team’s efforts have enhanced our company’s corporate image and brand name.
Our Clients
Our clients include large corporations headquartered in Greater China, the United States, Europe and Japan. We have a strong market share of Greater China-based companies and U.S. and European corporations operating in China. The number of our clients increased significantly from 98 for 2005 to 272 for 2009.
The following table sets forth our net revenues by geographic breakdown based on the location of our clients’ headquarters for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	(in US$ thousands, except for percentages)
Greater China(1)	7,329	11.7%	22,045	21.5%	59,373	40.1%
United States(1)	43,153	68.8	56,175	54.7	56,634	38.3
Europe(1)	6,284	10.0	14,991	14.6	23,148	15.6
Japan(1)	5,828	9.3	9,157	8.9	8,466	5.7
Others	120	0.2	295	0.3	445	0.3

Total net revenues	62,714	100.0%	102,663	100.0%	148,066	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

In 2007, each of Microsoft and IBM accounted for 10% or more of our net revenues, and in the aggregate accounted for 34.6% of our net revenues. In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. Our top five clients accounted for approximately 53.7%, 53.8%, and 56.3% of our net revenues in 2007, 2008 and 2009, respectively. The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.
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
Competition
The offshore IT services market is highly competitive. Competition in the offshore IT services market depends in large part on industry experience, quality of the services offered, reputation, marketing and selling skills as well as price. No single participant or group of participants dominates the entire market or any of the segments, and we expect competition to intensify. We compete in the offshore IT services market primarily with:
•	Chinese IT services companies, such as Chinasoft International, Hisoft, Neusoft, SinoCom, and iSoftStone;
•	Indian IT services companies, such as Cognizant, HCL, Infosys, TCS and Wipro; and
•	Offshore IT service providers in emerging outsourcing destinations with low wage costs such as the Southeast Asia, Latin America and Eastern Europe.
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

Intellectual Property
Our intellectual property rights are important to our business. We rely on a combination of trademarks, domain names, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have proprietary know-how in software development and testing methodologies. We hold trademark registrations for one or both of “VANCEINFO” and in China, the United States, Europe, Australia, Singapore and Hong Kong, and have additional trademark registration applications pending in China, the United States and Japan for one or both of these marks. We have registered our domain names, www.vanceinfo.com, www.vanceinfo.net, www.vanceinfo.com.cn, www.vanceinfo.net.cn, and www.vanceinfo.cn. Our subsidiary, Shanghai VanceInfo, has also registered its domain name, www.solutions.sh.
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
On January 4, 2001, the Ministry of Foreign Trade and Economic Cooperation, Ministry of Information Industry, State Administration of Taxation, General Administration of Customs, State Administration of Foreign Exchange and the State Statistics Bureau promulgated the Circular Concerning Relevant Issues about Software Export (the “Circular”). Pursuant to the Circular, enterprises exporting software are entitled to preferential treatment including governmental financial support, preferential interest rate of export credit and tax preferential treatment. Software enterprises engaging in software export (including research and development services) must conduct online registration of software export contracts with the administration center jointly established by the Ministry of Commerce, the Ministry of Science and Technology, the Ministry of Industry and Information Technology, the State Statistics Bureau, SAFE, and the Export-Import Bank of China and apply for Software Export Contract Registration Certificates in order to be entitled to tax refunds.
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
On December 28, 2009, the Ministry of Commerce and the Ministry of Industry and Information Technology promulgated the Certain Provisions on Protection of Information of Service Outsourcing Business Undertaken by Domestic Enterprises, which became effective as of February 1, 2010. According to these provisions, enterprises engaged in the information technology outsourcing and technology business process outsourcing businesses shall establish an information protection system and take various measures to keep clients’ confidential information secret, including causing their employees to sign confidentiality agreements and non-competition agreements and third parties who have access to clients’ confidential information to sign confidentiality agreements.
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

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of 10 years to registered trademarks. We have filed trademark registration applications for our trademarks, “VANCEINFO” and , with the Trademark Office of the SAIC. The registration applications for these trademarks are still pending and, according to PRC law, we therefore do not enjoy proprietary rights to these trademarks in China at this time.
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
On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Wholly Foreign Owned Enterprise Law (1986), as amended, and the Administrative Rules under the Wholly Foreign Owned Enterprise Law (1990), as amended.
Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises, and to set aside a certain amount of its after-tax profits each year, if any, to fund its staff welfare fund. These reserves are not distributable as cash dividends. Future dividend distributions by VanceInfo Beijing to our company are subject to these regulations.
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
Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are also required to make relevant registration procedures with their local SAFE branch. To further clarify the implementation of Notice 75, the SAFE issued Notice 106 on May 29, 2007. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.
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
Employee Stock Option Plans. On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or any other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Failure to comply with such rules may subject such overseas-listed company and the participants of its employee stock option plan who are PRC citizens to fines and legal sanctions and prevent the overseas-listed company from further granting options under its employee stock option plan to its employees.

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
Our PRC counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:
•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this new procedure;
•	In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange; and
•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

C. Organizational Structure
The following diagram illustrates our corporate structure:

(1)	VanceInfo Japan Inc., or VanceInfo Japan, formerly named Worksoft Japan Inc., has 1,400,000 outstanding shares, with 1,399,900 shares owned by VanceInfo, 100 shares owned by Mr. Xiaolai Wang, a Chinese citizen.

(2)	VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, a Chinese limited liability company, 100% owned by VanceInfo.

(3)	VanceInfo Technologies Inc., or VanceInfo US, formerly named Worksoft Creative Software Technology Inc., a corporation incorporated under the laws of the State of Delaware in the United States, 100% owned by VanceInfo.

(4)	VanceInfo Creative Software Technology Ltd., or VanceInfo BVI, formerly named Worksoft Creative Software Technology Ltd., a holding company incorporated under the laws of the British Virgin Islands, 100% owned by VanceInfo.

(5)	Nanjing VanceInfo Creative Software Technology Limited, or Nanjing VanceInfo, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(6)	Shanghai VanceInfo Creative Software Technology Limited, or VanceInfo Shanghai Creative, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(7)	Beijing Chosen Technology Co., Ltd., or Chosen, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(8)	Shanghai VanceInfo Technologies Limited, or Shanghai VanceInfo, formerly named Shanghai Solutions Software Co., Ltd., a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(9)	Wireless Info Tech, Ltd., or WIT, a corporation incorporated under the laws of the California in the United States, 100% owned by VanceInfo US.

(10)	VanceInfo Malaysia Inc. Sdn. Bhd., or VanceInfo Malaysia, a corporation incorporated under the laws of Malaysia, 100% owned by VanceInfo BVI.

(11)	VanceInfo Technologies Limited, or VanceInfo Hong Kong, formerly named Worksoft Information Technology Service Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(12)	TP Teleservices Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(13)	TP (Hong Kong) Limited, or TP Hong Kong, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(14)	TP Consultants Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(15)	TP (Taiwan) Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(16)	VanceInfo Technologies Limited, or VanceInfo Tianjin, a Chinese limited liability company, 100% owned by VanceInfo Hong Kong.

(17)	Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, a Chinese limited liability company, 100% owned by VanceInfo Hong Kong.

(18)	TP Software Technology (Shanghai) Co., Ltd., or TP Shanghai, a Chinese limited liability company, 100% owned by TP Hong Kong.
D. Property, Plants and Equipment
Our principal executive offices are located on premises comprising approximately 8,000 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.
We have maintained a number of offices in Greater China, the United States, Europe, Japan and Malaysia under leases with terms ranging from one to six years.
The following table describes each of the leases for our headquarters and other major delivery centers as of December 31, 2009.

	Space (in
	square
Location	meters)		Usage of Property
Beijing	27,209	*	Headquarters, General Administration Globalization and Localization ADM, R&D Services
Shanghai	11,178	*	ADM, Quality Assurance and Testing, R&D Services
Nanjing	10,738	*	R&D Services, Training
Hangzhou	814		R&D Services
Shenzhen	8,353	*	General Administration, ADM, R&D Services
Chengdu	1,368		R&D Services
Hong Kong	1,354		ADM, R&D Services

*	The sum of space under multiple leases.
As of December 31, 2009, we had capacity for nearly 8,000 professionals and general and administrative personnel at these facilities and we used approximately 82% of our existing office space for our operations.
In November 2009, we entered into agreements regarding our proposed acquisition of the use right to two parcels of land with 37,492 square meters of permitted floor space in Zhongguancun Software Park, Haidian District, Beijing. Under the agreements, we will pay approximately RMB119.3 million (or US$17.5 million) relating to the land use right, and we have deposited RMB6.0 million (or US$0.9 million) as of March 31, 2010, with US$14.9 million and the remaining expected to be paid in 2010 and 2011, respectively. The new office complex built on this premises will be used as our new headquarters and research and development center to meet the demand arising from our current and anticipated business expansion and headcount increase.

ITEM 4A. UNRESOLVED STAFF COMMENTS
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
A. Operating Results
Overview
We are an IT service provider and one of the leading offshore software development companies in China. We deliver a comprehensive range of IT services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as technology, telecommunications, financial services, manufacturing, retail and distribution. We have a team of over 7,542 professionals as of December 31, 2009 and operate a number of CDCs, and also deliver our services at clients’ facilities or via our offices in major cities across China and in the United States, and in Japan. Our net revenues grew from US$62.7 million in 2007 to US$148.1 in 2009, representing a CAGR of 53.7%. Our net income grew from US$9.6 million in 2007 to US$21.5 million in 2009, representing a CAGR of 50.0%.
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
Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including service lines, clients, and geographic markets. We manage and market our business according to our service lines and industry practices. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, globalization and localization, as well as other solutions and services. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan.

Net Revenues
Our net revenues are net of business tax and other sales tax. In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues grew from US$62.7 million in 2007 to US$102.7 million in 2008 and US$148.1 million in 2009.
We discuss below the breakdown of our net revenues by service lines, clients, and geographic markets.
Net Revenues by Service Lines
We derive net revenues from the provision of our IT services, including R&D services, enterprise solutions, ADM, quality assurance and testing, globalization and localization, as well as other solutions and services.
Set forth below is our net revenue breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in US$ thousands, except for percentages)
R&D Outsourcing Services
R&D services	36,013	57.4%	60,808	59.2%	90,581	61.2%
Globalization and localization	3,886	6.2	4,259	4.2	5,118	3.5
IT Services
Enterprise solutions	8,748	14.0	13,542	13.2	14,429	9.7
ADM	9,348	14.9	17,061	16.6	26,373	17.8
Quality assurance and testing	4,719	7.5	6,717	6.5	7,807	5.3
Other Solutions and Services	—	—	276	0.3	3,758	2.5

Total net revenues	62,714	100.0%	102,663	100.0%	148,066	100%

R&D services have accounted for a majority of our net revenues in recent years. On the other hand, our net revenues from ADM increased most significantly from 2007 to 2009 as we increased our efforts in these service lines. Our net revenues from globalization and localization, enterprise solutions, and quality assurance and testing services also increased in absolute numbers, but decreased as a percentage of our total net revenues in 2009 compared to 2008.
Net Revenues by Clients
We have achieved strong revenue growth by focusing on select, long-term client relationships that we refer to as strategic accounts. Currently, our strategic accounts include Expedia, Huawei, Microsoft, TIBCO, and a European mobile handset manufacturer, and we commenced our relationships with them in 2009, 2004, 1997, 2005 and 2007, respectively, and we have steadily expanded our business and service offerings to these clients since then. Net revenues from these clients grew from US$23.2 million, or 37.0% of our total net revenues, in 2007, to US$78.9 million, or 53.3% of our total net revenues, in 2009.
As illustrated in the table below, a significant proportion of our net revenues has been derived from a limited number of clients. In 2007, each of Microsoft and IBM accounted for 10% or more of our net revenues, and in the aggregate accounted for 34.6% of our net revenues. In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues.

We initially developed relationships with certain divisions of Microsoft and Huawei, based on which we have cross-sold our wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft and Huawei were primarily attributable to cross-selling and enhanced relationships.
In recent years, we have been diversifying our client base by implementing various initiatives, including adding new strategic accounts, expanding our industry practices and increasing our service lines. The number of our clients with at least US$1 million in annual revenue increased significantly from 11 for 2007 to 22 for 2009. The percentage of our net revenues derived from our top five clients remained essentially constant at 53.8% in 2008 compared with 53.7% in 2007 and increased slightly to 56.3% in 2009. The percentage of our net revenues derived from our top ten clients decreased from 69.4% in 2007 to 68.6% in 2008 and 67.5% in 2009.

	For the Year Ended December 31,
	2007		2008		2009
	(in US$ thousands, except for percentages)
Clients accounting for 10% or more of our net revenues	21,678	34.6%	39,880	38.8%	69,633	47.0%
Top five clients	33,707	53.7	55,240	53.8	83,300	56.3
Top 10 clients	43,523	69.4	70,449	68.6	99,936	67.5
The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.
Net Revenues by Geographic Markets
We record our net revenues based on the geographic regions in which the headquarters of our clients are located irrespective of the location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. We classify our net revenues primarily into four geographic markets: Greater China, the United States, Europe and Japan. We typically provide IT services to our clients to enhance and facilitate their operations in Greater China. As the table below illustrates, a significant portion of our net revenues is derived from clients headquartered in Greater China and the United States.

	For the Year Ended December 31,
	2007		2008		2009
	(in US$ thousands, except for percentages)
Greater China(1)	7,329	11.7%	22,045	21.5%	59,373	40.1%
United States(1)	43,153	68.8	56,175	54.7	56,634	38.3
Europe(1)	6,284	10.0	14,991	14.6	23,148	15.6
Japan(1)	5,828	9.3	9,157	8.9	8,466	5.7
Others	120	0.2	295	0.3	445	0.3

Total net revenues	62,714	100.0%	102,663	100.0%	148,066	100.0%

(1)	Countries or regions where the headquarters of our clients are located.
While we expect that a substantial portion of our net revenues will continue to be derived from strategic clients headquartered in Greater China and the United States, we expect that, as a result of our business development efforts, we will derive an increasing portion of our net revenues from clients headquartered in Europe.

Cost of Revenues
Cost of revenues represented 61.5%, 61.3% and 62.2% of our net revenues for the years ended December 31, 2007, 2008, and 2009, respectively. Our cost of revenues largely consists of compensation and benefit expenses of our professionals, including share-based compensation expenses, subcontracting costs, travel expenses, rental expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses.
The principal component of our cost of revenues is the compensation and benefit expenses of our professionals. A majority of our professionals are located in China, where labor costs in the IT services industry are relatively low. In 2009, our compensation and benefit expenses, excluding share-based compensation expenses, were US$71.7 million, compared to US$46.0 million in 2008 and US$27.7 million in 2007. As wages in China continue to increase, we may experience increases in our compensation and benefit expenses, particularly expenses for project managers and other mid-level professionals. To control our compensation cost, we will continue to recruit professionals from outside the major cities in China where compensation tends to be lower. We seek to maintain compensation levels in accordance with prevailing trends in our industry in China.
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
Our subcontractor cost includes expenses we incur for hiring subcontractors and freelancers from time to time. We use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In 2009, we incurred a subcontracting cost of US$11.6 million, compared to US$10.4 million in 2008 and US$6.1 million in 2007.
We incur travel expenses primarily due to our professionals’ traveling to perform onsite work for projects. In 2009, our travel expenses were US$4.3 million, compared to US$3.2 million in 2008 and US$3.1 million in 2007. We expect our travel expenses to increase as our overseas onsite services and enterprise solutions services provided to domestic clients grow. We plan to explore opportunities to establish additional overseas delivery offices and expand into second-tier cities in China according to market demand and client preferences, which will also increase our professionals’ travel expenses overseas and in China.
We expect our cost of revenues to increase in line with the growth of our business.
Operating Expenses
Selling, General and Administrative Expenses
Selling, general and administrative expenses represented 25.8%, 25.2% and 23.4%, of our net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Selling, general and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to our personnel, rental expenses, depreciation and amortization expenses and overhead expenses, travel and advertising expenses, selling and marketing-related office expenses. Selling, general and administrative expenses also include legal and other professional fees and miscellaneous administrative costs. Depreciation and amortization expenses as a component of selling, general and administrative expenses excluded those included in cost of revenues. We expect our selling, general and administrative expenses to increase as we hire additional personnel, increase our sales efforts and target new markets, establish new sales offices both in China and overseas, initiate additional marketing programs to further build our brand, and incur additional expenses to support our operations as a public company, including compliance-related costs.

Share-based Compensation Expenses
We adopted our 2005 Stock Plan in November 2005 and amended the plan in April and May 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. We adopted our 2007 Share Incentive Plan in July 2007 and amended the plan in August 2007. Under the 2005 Stock Plan, we have reserved 4,267,500 ordinary shares for issuance upon exercise of awards granted thereunder. Under the 2007 Share Incentive Plan, we have authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted thereunder. We granted options to purchase and restricted share units for up to 2,488,050, 1,353,680 and 235,874 ordinary shares to our directors, officers and other employees in 2007, 2008 and 2009. As of December 31, 2009, there were 2,830,249 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan, as amended, and 1,675,716 ordinary shares issuable upon exercise of outstanding options and restricted share units under our 2007 Share Incentive Plan, as amended. We recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

	For the Year Ended December 31,
	2007	2008	2009
	(in US$ thousands)
Share-based compensation expenses:
Cost of revenues	111	265	313
Selling, general and administrative expenses	885	1126	1252

Total	996	1,391	1,565

As of December 31, 2009, the unamortized compensation expenses in connection with our outstanding options and restricted share units were US$1.5 million.
Other Operating Income
Other operating income primarily relates to subsidies received from the PRC local government for meeting the conditions required by various incentive policies, such as our office location in the Haidian district in Beijing and our passing certain technological certification. Our continued eligibility for such subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies. Upon expiration of these government subsidies, we will consider available options, in accordance with applicable laws, that would enable us to qualify for further government subsidies to the extent they are then available to us.
Taxes
Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.
United States
VanceInfo US was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2007, 2008 and 2009. WIT was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% in 2008 and 2009.

British Virgin Islands
Under the current laws of the British Virgin Islands, VanceInfo BVI is not subject to British Virgin Islands tax on income or capital gains. In addition, payment of dividends is not subject to withholding tax in the British Virgin Islands.
Hong Kong
TP Hong Kong, TP (Taiwan) Limited and TP Teleservices Limited were subject to profits tax rate of 16.5% for 2009.
PRC Enterprise Income Tax, or EIT
Prior to January 1, 2008, PRC EIT was generally assessed at the rate of 33% of taxable income. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing, Prosoft, and ITC were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were incorporated in June 2004, and had been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate from 2007 to 2009. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai VanceInfo was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and was subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai VanceInfo was recognized as a “key software enterprise under the State plan” in 2007, which entitled it to a 10% preferential income tax rate in 2007. Chosen was incorporated in 2006 and was subject to a 33% EIT prior to January 1, 2008.
On March 16, 2007, the National People’s Congress of China enacted a new EIT Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules, which also took effect beginning January 1, 2008. Moreover, on December 26, 2007, the State Council circulated the Notice on Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, which took effect beginning December 26, 2007. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation issued the Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in respect of Enterprise Income Tax, which took effect beginning February 22, 2008. Under the new EIT Law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On April 14, 2008, Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the new EIT Law, enterprises that had been established and already enjoyed then applicable preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain qualified high-technology companies may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the State set forth by certain departments of the State Council.

VanceInfo Beijing was qualified as a “high and new technology enterprise” in December 2008 and is entitled to the preferential tax rate of 7.5% from 2008 to 2010. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential income tax rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to a 10% preferential income tax rate in 2009. TP Shanghai was qualified as a “high and new technology enterprise” in December 2008 and is entitled to the preferential tax rate of 15% in 2009 and 2010. However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification; continued qualification as a “key software enterprise under the State plan” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authorities will not revoke our subsidiaries’ “high and new technology enterprises” or “key software enterprise under the State plan” statuses in the future. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations. Our other subsidiaries located in the PRC were subject to a 25% EIT rate for the year ended December 31, 2008 and 2009.
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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. As such, the aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution to us of approximately US$39.6 million at December 31, 2009 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2009.
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
Deemed Dividends
We issued our Series A preferred shares in March 2005. The Series A preferred shares, unless previously converted, were redeemable at a premium at the option of the holders 60 days after we have redeemed our Series B preferred shares. We recognized accretion to the redemption value of our Series A preferred shares as deemed dividends for the year ended December 31, 2007.
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

Research and development outsourcing services and IT services
We primarily derive revenues from provision of research and development outsourcing services and IT services. The majority of our contracts are for the provision of services performed on a time-and-material basis. Revenues from this type of contracts are recognized as billable services are rendered. The client is billed for related services based on pre-agreed billing rates. There are no significant assumptions related to time-and-material arrangements.
The remaining revenues are earned from fixed-price services contracts. Fixed-price contracts require us to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized using a proportional performance method. The use of this method requires management to exercise judgment and careful consideration. Our contracts refer to milestones related to the completion of specific tasks such as planning documentation and testing reports. We estimate the man-hours required to achieve each of these milestones and, when the milestone is achieved, we recognize a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against our latest estimate of the total man-hours to be incurred to complete the contract.
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
Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed. The discount terms in our arrangements with clients generally entitle the client to discounts if the client completes a specified cumulative level of revenue transactions. The discounts are passed on to the client either as cash payments or as a reduction of payments due from the client. We have recorded the revenue rebate as reduction in revenues.
Other solutions
We, through TP Companies, derive revenues from providing system integration solutions, which normally include the procurement of hardware on behalf of clients and customized software licenses, implementation of the software and hardware, and post contract customer support, or PCS, including telephone support, on-site support and regular maintenance services.
We have established the vender-specific objective evidence, or VSOE, of fair value of the PCS based on standalone sales on regular basis and therefore treat the arrangements as two units of accounting, which are (1) hardware and software implementation and (2) PCS. Revenues of the hardware and software implementation are primarily recognized using percentage-of-completion method measured based on the relationship of costs already incurred to the total estimated costs to be incurred. We consider labor costs and other direct contract costs in calculating the percentage of completion. Revenues of the PCS are recognized ratably over the PCS period.
In an arrangement with a software deliverable, we have considered whether the software is more than incidental to the arrangement as a whole. As the software deliverable is essential to the functionality of other deliverables as well as the system as a whole, we believe software deliverables in our multiple-element arrangements are more than incidental, and therefore authoritative accounting literatures in relation to software revenue recognition apply. We treat the non-software deliverables (i.e., third-party hardware) as software related elements because the software deliverable is essential to the functionality of the non-software deliverables and the acceptance of the non-software deliverables by customers are subject to the acceptance of software deliverables.
In addition, we performed a few contracts which involved initial IT services, software resale, and maintenance service for the three years period ended December 31, 2009. Since we did not establish the VSOE of the fair value of each element of these contracts, the contract amounts were recognized as revenues ratably over the period of PCS, which was the last undelivered element in the arrangements.

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
The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We classify interest and penalties, if any, as a component of our income tax provision.
Share-based compensation
In 2007, 2008 and 2009, we entered into award agreements pursuant to our 2005 Stock Plan and 2007 Share Incentive Plan, or plans. Under the award agreements, we had outstanding options to purchase 4,397,895 ordinary shares and had 108,070 restricted share units as of December 31, 2009. See Item 6, “Directors, Senior Management and Employees—Compensation— Share Incentive Plans.”
We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date. With compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). For options and restricted share units granted to employees, we measure share-based compensation expenses or the fair value of the options and restricted share units at the grant date. We recognize such share-based compensation expenses over the vesting period of the options and restricted share units. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.
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

Accounts receivable and allowance for doubtful accounts
Our accounts receivable as of December 31, 2007, 2008 and 2009 were US$24.7 million, US$36.8 million and US$60.5 million, respectively. Our advance from customers as of December 31, 2007, 2008 and 2009 were US$0.7 million, US$0.7 million and US$0.6 million, respectively. Our deferred revenues as of December 31, 2007, 2008 and 2009 were nil, nil and US$2.7 million, respectively. Our days of sales outstanding in 2007, 2008 and 2009 were 103, 104 and 112 days, respectively. We calculate our days of sales outstanding by dividing the average accounts receivable, net of advance from customers and deferred revenues, by gross revenues before business tax in a year, multiplied by 365.
We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by us has generally been consistent with our expectations and the allowance established for doubtful accounts. In 2007, 2008 and 2009, the provision made for doubtful accounts was US$0.3 million, US$0.6 million and US$1.0 million, respectively. If the frequency and amount of customer defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.
The following table presents a profile of our accounts receivable in terms of days for which accounts receivable were outstanding:

	As of December 31,
	2007	2008	2009
	(in US$ thousands)
Period in days
0 – 90	23,508	35,351	47,505
91 – 180	668	1,066	11,893
More than 180	532	410	1,126

Total	24,708	36,827	60,524

Purchase price allocation in business combinations and impairment of goodwill
We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.
Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

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
Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. We perform annual goodwill impairment assessments on December 31 of each year. As of December 31, 2009, we have determined that the fair value of each of our two reporting units was substantially higher than its carrying amount, and therefore, no goodwill impairment was recorded by us.
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

Recently issued accounting standards
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.
In September 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. The pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.
In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
	(in US$ thousands)
Consolidated Statement of Operations Data
Net revenues	62,714	102,663	148,066
Cost of revenues	(38,544)	(62,911)	(92,171)

Gross profit	24,170	39,752	55,895

Selling, general and administrative expenses	(16,180)	(25,905)	(34,710)

Change in fair value of contingent consideration liability arising from business acquisitions	—	—	(62)
Other operating income	860	858	1,754

Income from operations	8,850	14,705	22,877
Interest income	1,032	2,028	856
Interest expense	(47)	(69)	(86)
Exchange differences	317	703	(119)
Change in fair value of the warrants	(357)	—	—

Income before income taxs and earnings in equity method investment	9,795	17,367	23,528
Income tax expense	(174)	(1,298)	(2,089)

Income before earnings in equity method investment	9,621	16,069	21,439
Earnings in equity method investment	—	20	69

Net income	9,621	16,089	21,508
Net (income)/loss attributable to noncontrolling interest	(52)	84	—
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	(632)	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	8,937	16,173	21,508

The following table sets forth certain financial information as a percentage of our net revenues:

	For the Year Ended December 31,
	2007	2008	2009
Consolidated Statement of Operations Data
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	(61.5)	(61.3)	(62.2)

Gross profit	38.5	38.7	37.8

Selling, general and administrative expenses	(25.8)	(25.2)	(23.4)

Change in fair value of contingent consideration liability arising from business acquisitions	—	—	(* )

Other operating income	1.4	0.8	1.2

Income from operations	14.1	14.3	15.5
Interest income	1.6	2.0	0.6

	For the Year Ended December 31,
	2007	2008	2009
Interest expense	(0.1)	(0.1)	(0.1)
Exchange differences	0.5	0.7	(0.1)
Change in fair value of the warrants	(0.5)	—	—
Income before income taxs and earnings in equity method investment	15.6	16.9	15.9
Income tax expense	(0.3)	(1.2)	(1.4)

Income before earnings in equity method investment	15.3	15.7	14.5
Earnings in equity method investment	—	*	*

Net income	15.3	15.7	14.5
Net (income)/loss attributable to noncontrolling interest	(* )	0.1	—
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	(1.0)	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	14.3	15.8	14.5

*	less than 0.1%

(1)	We adopted ASC Topic 810-10-65 regarding accounting for noncontrolling interest in consolidated financial statements on January 1, 2009, retrospectively.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Our results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008 were impacted by the inclusion in the operating results for 2009 of our acquisition of TP Companies, which we acquired in July 2009.
Net Revenues
Our net revenues were US$148.1 million in 2009, representing an increase of 44.2% from our net revenues of US$102.7 million in 2008. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$31.1 million increase in our sales to our existing clients as of December 31, 2008, as a result of our enhanced relationships with these clients, and US$14.3 million of sales to new clients. The number of our clients increased to 272 for 2009 from 241 for 2008. In addition, the total number of clients that individually accounted for over US$1 million of our net revenues on an annualized basis increased to 22 for 2009 from 18 for 2008.
We hired approximately 230 professionals through our acquisition of TP Companies in 2009. This acquisition strengthened our capabilities and expertise in call center CRM solutions and call center services.
Cost of Revenues
In 2009, our cost of revenues was US$92.2 million, representing an increase of 46.5% from US$62.9 million in 2008. Cost of revenues represented 61.3% and 62.2% of our net revenues in 2008 and 2009, respectively. The increase was primarily due to an increase in compensation and benefit expenses of our professionals as explained further below.
In 2009, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, increased by 55.8% to US$71.7 million from US$46.0 million in 2008, primarily due to an increase in our number of professionals. Our cost of revenues in 2009 and 2008 also included US$0.3 million and US$0.3 million, respectively, of share-based compensation expenses arising from share options and restricted share units granted to our professionals.

Our subcontracting costs increased to US$11.6 million in 2009 from US$10.4 million 2008, primarily due to increases in business volumes and project scale. Our travel expenses in cost of revenues increased to US$4.3 million in 2009 from US$3.2 million in 2008, primarily due to the growth in our overseas onsite services and enterprise solutions services provided to domestic clients.
Our depreciation and amortization expenses included in cost of revenues increased to US$1.5 million in 2009 from US$0.9 million in 2008, primarily due to increased depreciation expenses relating to computers and equipment used by our professionals and depreciation of the leasehold improvements.
Gross Profit
Our gross profit in 2009 was US$55.9 million, representing an increase of 40.6% from US$39.8 million in 2008. Gross profit as a percentage of our net revenues decreased slightly to 37.8% in 2009 from 38.7% in 2008.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses were US$34.7 million in 2009, representing an increase of 34.0% from US$25.9 million in 2008.
Compensation and benefit expenses in respect of selling, general and administrative employees, excluding share-based compensation expenses, increased by 38.4% to US$14.3 million in 2009 from US$10.3 million in 2008, primarily as we hired more selling, general and administrative employees and their average salary increased. Our selling, general and administrative expenses in 2009 also included US$1.3 million of share-based compensation expenses arising from share options granted to our selling, general and administrative employees compared to US$1.1 million of share-based compensation expenses in 2008. Rental and utilities expenses increased to US$6.5 million in 2009 from US$4.5 million in 2008, primarily due to our entering into new leases in major cities across China. Our amortization and depreciation expenses increased to US$4.5 million in 2009 from US$3.0 million in 2008 as a result of increase in our capital expenditures in 2009 and our acquisitions in 2008 and 2009. Our travel and advertising expenses also increased in 2009 compared to 2008 primarily due to enhanced marketing efforts.
Other Operating Income
Other operating income was generated primarily from government subsidies. In 2009, our government subsidies were US$1.5 million, an increase from US$0.8 million in 2008. In 2008 and 2009, we were granted government subsidies for obtaining certain technical certifications, improving our internal process management system and hiring and training new employees with college degrees.
Income from Operations
Our income from operations was US$22.9 million in 2009, representing an increase of 55.6% from US$14.7 million in 2008. The increase was due to our higher net revenues in 2009 compared to 2008, partly offset by the increases in our cost of revenues and operating expenses during the same period. Income from operations as a percentage of net revenues increased to 15.5% in 2009 from 14.3% in 2008.
Interest Income
Our interest income decreased to US$0.9 million in 2009 from US$2.0 million in 2008. The decrease was primarily due to decrease of the bank interest rate in 2009 compared to 2008.
Foreign Exchange Gain (Loss)
For 2009, we incurred foreign exchange loss of US$0.1 million, as compared to foreign exchange gain of US$0.7 million for 2008. Our foreign exchange loss in 2009 was largely due to the fluctuation of the Japanese yen.

Income Tax Expense
Our income tax expense increased to US$2.1 million for 2009 from US$1.3 million for 2008, primarily due to an increase in effective tax rate from 7.5% in 2008 to 8.9% in 2009 and an increase in taxable income.
Earnings in equity investment
We invested in Link Result in 2008 and account for our investment in Link Result under the equity method. For 2009, we shared earnings in Link Result in the amount of US$69,000.
Net Income
As a result of the foregoing, our net income was US$21.5 million in 2009, representing an increase of 33.7% from US$16.1 million in 2008. Net income as a percentage of our net revenues decreased to 14.5% in 2009 from 15.7% in 2008.
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
Selling, General and Administrative Expenses
Our selling, general and administrative expenses were US$25.9 million in 2008, representing an increase of 60.1% from US$16.2 million in 2007.
Compensation and benefit expenses in respect of selling, general and administrative employees, excluding share-based compensation expenses, increased by 94.9% to US$10.3 million in 2008 from US$5.3 million in 2007, primarily as we hired more selling, general and administrative employees and their average salary increased. Our selling, general and administrative expenses in 2008 also included US$1.1 million of share-based compensation expenses arising from share options granted to our selling, general and administrative employees compared to US$0.9 million of share-based compensation expenses in 2007. Rental and utilities expenses increased to US$4.5 million in 2008 from US$3.2 million in 2007, primarily due to our entering into new leases in major cities across China. Our amortization and depreciation expenses increased to US$3.0 million in 2008 from US$1.9 million in 2007 primarily due to increase in our capital expenditures in 2008 and our acquisitions in 2007 and 2008. Our travel and advertising expenses also increased in 2008 compared to 2007 primarily due to enhanced marketing efforts.
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
Foreign Exchange Gain (Loss)
For 2008, we incurred foreign exchange gain of US$0.7 million, as compared to foreign exchange gain of US$0.3 million for 2007. Our foreign exchange gain in 2008 was largely due to the fluctuation of the Japanese yen.

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
Net Income
As a result of the foregoing, our net income was US$16.1 million in 2008, representing an increase of 67.2% from US$9.6 million in 2007. Net income as a percentage of our net revenues increased to 15.7% in 2008 from 15.3% in 2007.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our operations and growth have been financed by cash generated from operations, from private placements of our preferred shares and from our public offering proceeds. As of December 31, 2009, we had US$ 64.1 million in cash and cash equivalents, compared to US$80.0 million as of December 31, 2008 and US$76.8 million as of December 31, 2007. The decrease in our cash and cash equivalents from December 31, 2008 to December 31, 2009 was primarily due to the short-term investments in marketable debt securities. The increase in our cash and cash equivalents from December 31, 2007 to December 31, 2008 was primarily due to cash flows from our expanded operation in 2008.
Our working capital as of December 31, 2007, 2008 and 2009 was US$91.7 million, US$99.6 million and US$121.5 million, respectively. We had US$1.2 million, US$1.5 million and nil in outstanding bank borrowings as of such dates.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2007, 2008 and 2009:

	For the Year Ended December 31,
	2007	2008	2009
	(in US$ thousands)
Net cash provided by operating activities	7,479	15,404	12,804
Net cash used in investing activities	(9,275)	(10,128)	(31,362)
Net cash provided by (used in) financing activities	57,741	(2,826)	2,673
Effect of exchange rate changes	325	678	(21)
Net increase in cash and cash equivalents	55,945	2,450	(15,885)
Cash and cash equivalents at the beginning of the year	20,565	76,835	79,963
Cash and cash equivalents at the end of the year	76,835	79,963	64,057

Operating Activities
Net cash provided by operating activities for 2009 amounted to US$12.8 million. Net cash provided by operating activities for 2009 was primarily attributable to net income of US$21.5 million; partially offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$102.7 million for 2008 to US$148.1 million for 2009, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$116.8 million for 2009 from US$83.5 million for 2008. As of December 31, 2009, our days of sales outstanding were 112 days, as compared to 104 days at the end of the year 2008.
Net cash provided by operating activities for 2008 amounted to US$15.4 million. Net cash provided by operating activities for 2008 was primarily attributable to net income of US$16.1 million; partially offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$62.7 million for 2007 to US$102.7 million for 2008, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$83.5 million for 2008 from US$51.2 million for 2007. As of December 31, 2008, our days of sales outstanding were 104 days, as compared to 103 days at the end of the year 2007.
Net cash provided by operating activities for 2007 amounted to US$7.5 million. Net cash provided by operating activities for the 2007 was primarily attributable to net income of US$9.6 million; depreciation and amortization of property and equipment of US$1.8 million and share-based compensation expenses of US$1.0 million, which did not affect our operating cash flow; and an increase of US$1.9 million in accrued expenses and other payables; partially offset by an increase of US$7.9 million in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter of 2007 for which payment had not been received by the end of the quarter, and an increase of US$1.0 million in prepaid expenses and other current assets incurred by us, including expenses for purchases of computers for our clients, advances to our employees for their travel expenses and prepayments to service providers, which negatively affected operating cash flow. Our growing business generated substantial net cash inflow as our net revenues increased from US$29.1 million for 2006 to US$62.7 million for 2007, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$51.2 million for 2007 from US$23.2 million for 2006.
Investing Activities
Net cash used in investing activities was US$31.4 million for 2009, primarily attributable to US$12.1 million for purchase of short-term investment, US$8.5 million for purchase of term deposit, US$7.3 million for purchase of property and equipment and US$3.5 million of consideration paid for business acquisitions. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China in 2009. Net cash paid for business acquisitions was primarily for our acquisitions of Kernel and a professional team of engineers and certain business and assets from a China-based mobile service provider and additional consideration paid in relation to our acquisitions of WIT, Tianchuang and Chosen.
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
Financing Activities
Net cash provided by financing activities was US$2.7 million for 2009, compared to net cash used in financing activities of US$2.8 million for 2008. Net cash provided by financing activities for 2009 was primarily due to US$3.6 million of proceeds from exercise of options and US$2.9 million of proceeds from our follow-on public offering in July 2009, partially offset by repayment of short-term borrowings of US$3.9 million.
Net cash used in financing activities was US$2.8 million for 2008, compared to net cash provided by financing activities of US$57.7 million for 2007. Net cash used in financing activities for 2008 was primarily due to our repurchase of ordinary shares of US$2.0 million, repayment of government subsidized short-term loans of US$1.3 million and our payment of IPO-related expenses of US$1.1 million, partially offset by our receipt of a government subsidized short-term loan of US$1.5 million.
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
Capital Expenditures
Our capital expenditures in 2007, 2008 and 2009 were US$3.7 million, US$6.1 million and US$7.3 million, respectively. Our capital expenditures related primarily to purchase of computers and improvement of leased premises. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.
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
We are a holding company, and we may rely substantially on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. These regulations have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in RMB. Under our current structure, our income will be substantially derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.
C. Research and Development, Patents and Licenses, Etc.
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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
Contingent Acquisition Payments
As of December 31, 2009, in connection with our recent acquisitions, we agreed to make contingent payments of up to US$13.4 million in a mix of cash and our ordinary shares, of which up to US$7.6 million may be paid with cash, and up to US$5.8 million may be paid with our ordinary shares, in each case subject to the achievement of certain financial performance targets from 2009 to 2011.

Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases	12,168	5,129	6,534	337	168
Purchase obligations	17,548	14,922	2,626	—	—

Total contractual obligations	29,716	20,051	9,160	337	168

Other than non-current deferred tax liabilities, the obligations set fo rth above, and the contingent payments described under “—Contingent Acquisition Payments,” we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2009.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Chris Shuning Chen	46	Chairman and Chief Executive Officer
David Lifeng Chen	41	Director and President
Hao Chen	43	Director
Ruby Lu	39	Director
Kui Zhou	42	Director
Daniel Mingdong Wu	43	Director
Samuelson S.M. Young	58	Director
Sidney Xuande Huang	44	Chief Operating Officer and Chief Financial Officer
Junbo Liu	47	Executive Vice President and Chief Business Development Officer
Gerry Jianxin Lu	43	Executive Vice President
Jeff Jian Wu	42	Executive Vice President and Chief Globalization Officer
Kevin Zhong Liu	38	Executive Vice President
Stanley Ying Zhou	47	Executive Vice President and Chief Administrative Officer
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
Mr. Hao Chen has been a director of our company since 2005. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and head of investment since 2001. He also serves as a director of Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, Beijing Kaiotne Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, EYANG Technology Development Co., Ltd., a company listed on the Hong Kong Stock Exchange, Beijing Dianji Technology Co., Ltd., KML Company Ltd. and Boke Company Ltd., all of which are technology companies in which Legend Capital has invested. From 2000 to 2001, Mr. Chen served as a deputy director of Corporate Planning Department and Human Resource General Manager of Legend Group, which was renamed as Lenovo Group Limited in 2004, a Chinese leading IT product manufacturer. From 1992 to 2000, Mr. Chen was general manager of Legend Advanced System Ltd., a subsidiary of Legend Group specializing in system integration. From 1988 to 1992, Mr. Chen worked as manager in Shenzhen Electronics Group Co., Ltd., a Chinese company that is engaged in manufacture and sales of computer and electronics equipment. Mr. Chen received his bachelor’s degree in computer and application from Huazhong University of Science & Technology.

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
Mr. Kui Zhou has been a director of our company since 2006. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of HDT Holding Technologies Inc., a China- based online advertising and marketing company; Hangzhou Sky Network Technologies Co., Ltd, a China-based mobile application company; Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business; Beijing Zhijinleye Education & Technology Co., Ltd., a company specializing in providing China’s medical industry with distance education training and technical services; and E.T. Xun Holding Inc., a China-based mobile application company, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. He was a deputy general manager of manufacture department of Zhongshan Telecom Device Limited, a Chinese company specializing in telecom device manufacture, from 1992 to 1997. From 1989 to 1992, Mr. Zhou worked as a director of power workshop for Southeast Tungsten Metallurgy, a Chinese metallurgy company. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University and his master’s of business administration degree from Tsinghua University.
Mr. Daniel Mingdong Wu has been our director since October 2007. Mr. Wu has been a venture partner at SAIF Partners, a private equity fund focusing on growth investment opportunities in China and other Asian countries, since 2009. Prior to that, Mr. Wu served as chief financial officer of Focus Media Holdings Limited, a China-based advertising company listed on the Nasdaq Global Market, from 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from 2004 until 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acted as chief financial officer of Wi-Comm United Communications Inc. from 2003 until 2004. From 2000 to 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a bachelor’s degree from the State University of New York at Buffalo and a master’s of business administration degree from Columbia Business School.
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

Executive Officers
Mr. Sidney Xuande Huang has been our chief financial officer since 2006 and our chief operating officer since 2008. Prior to joining us, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from 2005 to 2006. From 2004 to 2005, he served as the chief financial officer of 800 buy China Limited, an e-commerce company in China. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and is a Certified Public Accountant in the State of New York. Mr. Huang serves as a director of Etonkids Educational Group, a China-based education services provider, since 2008. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College in New York City, where he graduated as class valedictorian.
Mr. Junbo Liu is our executive vice president and chief business development officer in charge of our business development. He has been working with us since 2005. Prior to working with us, Mr. Liu served as a senior vice president of Beijing SureKAM Technologies Co., Ltd., a Chinese IT services company. Mr. Liu served as a member of the selection committee of the California NGI program in 2002. He obtained a U.S. Air Force software award for his outstanding work in building a high performance resource allocation system in 1999. Mr. Liu received his Ph.D. degree in computer science from the University of Bremen.
Mr. Gerry Jianxin Lu is our executive vice president in charge of our financial services group. He was the general manager of our Shanghai operations from 2005 to 2009 and has been working with us since 1999. Mr. Lu received his bachelor’s degree in materials engineering from Tongji University.
Mr. Jeff Jian Wu is our executive vice president and chief globalization officer in charge of our globalization initiatives and our software services group. Prior to joining us in 2004, he served as the vice president of marketing at Wenditel Inc., an e-commerce company specializing in online payment in the United States from 2002 to 2004. He served as the chief technology officer of Ospect Inc, a US-based CRM software company, from 2000 to 2002. Previously, Mr. Wu worked for Cambridge Technology Partners, EDS, Chordiant and Ariba in various leading roles of product development, professional services and business line management. Mr. Wu received his master’s degree in computer science from the University of Southern California and his bachelor’s degree in computer science from Tongji University.
Mr. Kevin Zhong Liu is our executive vice president in charge of human resources and corporate training. He has been working with us since 1998. From 1996 to 1998, Mr. Liu was a software engineer, and then a project manager of Hong Kong Royton Technologies, a Hong Kong company engaged in computer data storage system integration and service. Mr. Liu worked for Great Wall Software Co., Ltd., a Chinese company specializing in computer software and system integration, as a software engineer in the localization project of the OS/2 kernel, from 1995 to 1996. He was a software engineer of Yige Software Co., Ltd., a Chinese company specializing in computer system integration, from 1994 to 1995. Mr. Liu received his bachelor’s degree in computer science from Xi’an Jiaotong University.
Mr. Stanley Ying Zhou is our executive vice president and chief administrative officer and has been working with us since 1999. Mr. Zhou founded the localization business division of Shanghai Science and Technology University Development Co., Ltd., a Chinese technology company, in 1995. Prior to that, Mr. Zhou was an associate professor in the computer science department at the Shanghai University of Science and Technology, from 1984 to 1999. Mr. Zhou received his bachelor’s degree in Computer Science from Shanghai University of Science and Technology.
There is no family relationship between any of our directors or executive officers.

B. Compensation
For the fiscal year ended December 31, 2009, we paid an aggregate of approximately US$1.1 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2009, we paid an aggregate of approximately US$20,000 for the pension and other social insurance contributions for our executives. For options and restricted share units granted to our officers and directors, see Item 6, “ — Share Incentive Plan.”
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
Share Incentive Plans
Grants Under 2005 Stock Plan
In November 2005, we adopted our 2005 Stock Plan and supplemented and amended the plan in April and May 2006, respectively. As of March 31, 2010, there are 2,619,761 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan.
2007 Share Incentive Plan
We have adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted under our 2007 share incentive plan. As of March 31, 2010, there are 1,898,660 ordinary shares issuable upon exercise of our outstanding options and restricted share units under our 2007 Share Incentive Plan.
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
We did not grant any options or restricted share units to our directors and officers under our share incentive plans in 2009. For options granted to our directors and officers prior to 2009, please refer to the previous years’ annual reports.
The following table summarizes, from January 1, 2010 to March 31, 2010, the outstanding restricted share units that we granted to our directors and officers under our 2007 Share Incentive Plan.

	Restricted Shares
Name	Granted	Grant Date	End of Vesting Period
Chris Shuning Chen	7,961	February 23, 2010	February 23, 2014
David Lifeng Chen	5,789	February 23, 2010	February 23, 2014
Hao Chen	*	February 23, 2010	February 23, 2014
Ruby Lu	*	February 23, 2010	February 23, 2014
Kui Zhou	*	February 23, 2010	February 23, 2014
Sidney Xuande Huang	*	February 23, 2010	February 23, 2014
Junbo Liu	*	February 23, 2010	February 23, 2014
Gerry Jianxin Lu	*	February 23, 2010	February 23, 2014
Jeff Jian Wu	*	February 23, 2010	February 23, 2014
Kevin Zhong Liu	2,533	February 23, 2010	February 23, 2014
Stanley Ying Zhou	3,474	February 23, 2010	February 23, 2014
Directors and Executive officers as a group	47,717

*	Each of these directors and officers beneficially owns less than 1% of our outstanding ordinary shares.
C. Board Practices
In 2009, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

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
Audit Committee
Our audit committee consists of Mr. Daniel Mingdong Wu, Mr. Samuelson S. M. Young and Ms. Ruby Lu. Mr. Wu is the chairman of our audit committee. Mr. Wu is a director with accounting and financial management expertise as required by the Corporate Governance Rules of the New York Stock Exchange, or the NYSE Rules. Messrs. Wu and Young and Ms. Lu satisfy the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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
Terms of Directors and Officers
Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Chris Shuning Chen and Mr. David Lifeng Chen have been designated as Class A directors. Mr. Hao Chen, Mr. Kui Zhou and Ms. Ruby Lu have been designated as Class B directors. Mr. Daniel Mingdong Wu and Mr. Samuelson S.M. Young have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D. Employees
We view our employees as critical to our business operations and future prospects. We are committed to remaining among the industry’s preferred employers in China. As of December 31, 2007, 2008 and 2009, we employed 3,675, 5,457 and 8,347 employees, including 3,224, 4,841 and 7,542 professionals, respectively. As of December 31, 2009, we employed 8,347 employees, including 7,542 professionals.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of March 31, 2010, by:
•	each of our directors and executive officers who are also our shareholders; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Chris Shuning Chen(3)	3,759,170	9.3
David Lifeng Chen(4)	440,169	1.1
Hao Chen(5)	956,500	2.4
Ruby Lu(6)	*	*
Kui Zhou(7)	2,199,089	5.5
Daniel Mingdong Wu(8)	*	*
Samuelson S.M. Young(9)	*	*
Sidney Xuande Huang(10)	*	*
Junbo Liu(11)	*	*
Gerry Jianxin Lu(12)	*	*
Jeff Jian Wu(13)	*	*
Kevin Zhong Liu(14)	466,790	1.2
Stanley Ying Zhou(15)	467,353	1.2
All Directors and Executive Officers as a Group(16)	8,751,828	21.4

Principal Shareholders:
Sequoia(17)	2,863,033	7.2
Button Software Ltd.(18)	3,230,420	8.1
Inno Global Technology Limited and affiliates(19)	2,016,200	5.1
FMR LLC and affiliates (20)	3,364,874	8.4

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership was calculated by dividing the number of shares beneficially owned by such person or group by the sum of 39,860,320, being the number of ordinary shares outstanding as of March 31, 2010, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2010.

(3)	Represents 2,630,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company, and 528,750 ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 beneficially owned by Mr. Chris Shuning Chen. In addition, Button Software Ltd. entered into certain agreements with Credit Suisse Capital LLC (the “Button VPF”) in November 2009. Pursuant to the Button VPF, Button Software Ltd. pledged and monetized 600,000 ADSs held by it. Button Software Ltd. is ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd. and, as such, exercises voting power on behalf of this shareholder on all matters of VanceInfo requiring shareholder approval. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(4)	Represents 293,400 ordinary shares and 16,000 ADSs held by Mr. David Lifeng Chen’s family trust, and 130,769 ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Mr. Chen. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(5)	Represents 951,500 ADSs held by LC Fund II and 5,000 ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Mr. Hao Chen. Mr. Chen disclaims beneficial ownership with respect to the shares held by LC Fund II except to the extent of his pecuniary interest therein. The business address for Mr. Chen is the 10/F, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China.

(6)	Represents ADSs held by Ms. Ruby Lu. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.

(7)	Represents 63,895 ADSs held by Kui Zhou, 1,201,032 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., and Sequoia Capital China Principals Fund I, L.P., and 934,162 ordinary shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. Mr. Kui Zhou disclaims beneficial ownership with respect to the shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by held by Mr. Daniel Mingdong Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by held by Mr. Samuelson S.M. Young. The business address for Mr. Young is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by held by Mr. Sidney Xuande Huang. The business address for Mr. Huang is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(11)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Mr. Junbo Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(12)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Newrise Investments limited, a British Virgin Islands company wholly owned and controlled by Mr. Gerry Jianxin Lu. The business address for Mr. Lu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(13)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Mr. Jeff Jian Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(14)	Represents 306,065 ordinary shares, 100,000 ADSs, and 60,725 ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Longsea Management Limited, a British Virgin Islands company wholly owned and controlled by Mr. Kevin Zhong Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(15)	Represents 406,065 ordinary shares and 61,288 ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by Charlene Limited, a British Virgin Islands company wholly owned and controlled by Mr. Stanley Ying Zhou. The business address for Mr. Zhou is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(16)	Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days after March 31, 2010 held by all of our directors and executive officers as a group.

(17)	Represents 945,945, 146,395, 108,692, 881,325, 43,135 and 9,702 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P., respectively, and 139,868, 63,895, 234,316, 141,827, 72,695 and 75,238 ADSs held by Nanpeng Shen, Kui Zhou, Michael J. Moritz, Douglas M. Leone, James Goetz and Roelof Botha, respectively.

Sequoia Capital China Management I, L.P. is the general partner of Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China Partners Fund I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, which in turn is ultimately controlled by its managing directors, Nanpeng Shen and Kui Zhou. Each of Mr. Shen and Mr. Zhou disclaims beneficial ownership with respect to the shares held by Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China Partners Fund I, L.P. except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China I, L.P., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China Partners Fund I, L.P., each of which is a limited partnership incorporated in the Cayman Islands, is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025, United States of America.

SCGF III Management, LLC is the general partner of Sequoia Capital Growth Fund III, L.P. and Sequoia Capital Growth Partners III, L.P., and is the managing member of Sequoia Capital Growth III Principals Fund. The managing members of SCGF III Management, LLC are Michael J. Moritz, Douglas M. Leone, Michael Goguen, James Goetz, J. Scott Carter and Roelof Botha. These management members disclaim beneficial ownership with respect to the shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. except to the extent of their pecuniary interest therein. The business address for Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P., each of which is an investment fund incorporated in the state of Delaware, USA, is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025, United States of America.

(18)	Represents 2,630,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company ultimately owned by Mr. Chris Shuning Chen’s family trust. In addition, pursuant to the Button VPF, Button Software Ltd. pledged and monetized 600,000 ADSs held by it. The registered address for Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(19)	Represents 40,200 ADSs beneficially owned by Mr. Baoguo Zhu, 1,776,000 ordinary shares held by Inno Global Technology Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhu, and 200,000 ADSs held by Deep Prime Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhu’s wife. The registered address for Inno Global Technology Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(20)	Based on Schedule 13G jointly filed by FMR LLC, Edward C. Johnson 3d and Fidelity Management & Research Company on February 16, 2010.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Immediately prior to our initial public offering, Sequoia, LC Fund II and Button Software Ltd. held 25.0%, 16.4% and 13.6%, respectively, of our ordinary shares and as of March 31, 2010, each of them held 7.5%, 2.4% and 8.1%, respectively, of our ordinary shares. Immediately prior to our initial public offering, DCM IV, L.P. and DCM Affiliates Fund IV, L.P., or collectively “DCM Funds”, collectively held 21.3% of our ordinary shares and as of March 31, 2010, DCM Funds, to our knowledge, do not hold any shares of us.
As of March 31, 2010, 39,860,320 of our ordinary shares were issued and outstanding. To our knowledge, approximately 82.3% of our total outstanding ordinary shares were held by seven record shareholders in the United States, including approximately 76.9% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options and restricted share units granted to our directors, officers and employees, please refer to “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See Item 6, “Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
Transactions with Certain Directors, Shareholders and Affiliates
From time to time we provide various IT services to Lenovo (Beijing) Co., Ltd., Beijing Lenovo Software Co., Ltd. and Shanghai Lenovo Electronic Co., Ltd., affiliates of LC Fund II, one of our shareholders. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties.
Other Share Issuances
In October 2009, we issued 106,820 ordinary shares to each of Cypress Hill Holdings Limited, Fortune Sea International Limited, and Million International Limited, respectively, as a part of the consideration for the acquisition of Chosen. In the same month, we issued 95,590 ordinary shares to Wireless Info Tech Limited as a part of the consideration for the acquisition of WIT. Also in the same month, we issued 6,163 ordinary shares to Xiang Liu as a part of the consideration for the acquisition of Kernel.
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
Employment Agreements
See Item 6, “Directors, Senior Management and Employees — Compensation— Employment Agreements.”
Stock Option Grants
See Item 6, “Directors, Senior Management and Employees — Compensation— Share Incentive Plan.”
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
In August 2004, VanceInfo Beijing, our wholly owned subsidiary, acquired the IT services business and related assets from our predecessor, Wensi Chuangyi and its subsidiaries. On December 3, 2007, we received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang. Among others, this letter alleged that Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Beijing Heteng Software Technology Co., Ltd., or Heteng Software; and Heteng Software owns 100% of Wensi Chuangyi, our predecessor. Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng Software and its joint venture partners. This unspecified proprietary information allegedly has been utilized by Worksoft California and continues to be used by a Delaware subsidiary of VanceInfo. The letter stated that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng Software to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. The letter did not specify the amount of any claimed damages or costs. In late 2009 and early 2010, we and our directors and officers received additional emails and letters from Mr. Jiang, asserting claims with respect to the above and other alleged wrongdoings and claiming for certain settlement payment. Mr. Jiang also stated that he is filing a lawsuit against us and certain of our officers, though we were not aware of any service of documents yet.

We believe that the above claims are without merit. We have been advised by our PRC counsel, Fangda Partners, that the August 2004 transaction in which we acquired the IT services business and related assets of our predecessor was duly authorized and approved by both the seller, Wensi Chuangyi and its subsidiaries, and the buyer, VanceInfo Beijing, in accordance with PRC law, and that the transaction was effected in compliance with all applicable PRC laws and regulations. In addition, we believe that the level of share ownership in Octiga claimed by Mr. Jiang is substantially overstated.
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
Our board of directors has complete discretion as to whether to pay dividends. Our company may also authorize the payment of dividends but the amount cannot exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.
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
For the period from December 12, 2007 to April 29, 2010, the trading price of our ADSs on the NYSE has ranged from US$4.20 to US$26.48 per ADS. For the year ended December 31, 2009, the trading price ranged from US$4.20 to US$21.07 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Trading Price ($)
	High	Low
2007 (from December 12, 2007 to December 31, 2007)	10.95	8.51
2008	13.98	4.28
First quarter	9.25	4.90
Second quarter	13.98	6.45
Third quarter	10.19	5.80
Fourth quarter	8.28	4.28
2009	21.07	4.20
First quarter	6.00	4.20
Second quarter	15.50	4.95
Third quarter	19.60	10.54
Fourth quarter	21.07	14.50
October	21.07	14.62
November	19.80	14.50
December	20.50	16.70
2010	26.48	14.79
First quarter	23.85	14.79
January	21.83	16.00
February	19.79	14.79
March	23.85	19.90
April (through April 29, 2010)	26.48	22.00
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
D. Exchange Controls
China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi depreciated approximately 9% against the Japanese Yen between July 2008 and November 2008. During the same period, the Renminbi appreciated approximately 27% against the Euro. It is difficult to predict how long the current situation may last and when and how it may change again.
Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008 respectively) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts, articles of association and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction. On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used.
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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. In addition, an additional 3.8% tax may apply to dividends received by certain U.S. Holders, including individuals, estates and trusts, during taxable years beginning on or after January 1, 2013.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.
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
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. In addition, an additional 3.8% tax may apply to gains recognized by certain U.S. Holders, including individuals, estates and trusts, upon the sale or other disposition of stock occurring during taxable years beginning on or after January 1, 2013. The deductibility of capital losses is subject to limitations.

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
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
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
The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
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
Alternatively, if a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.
You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not Applicable.
G. Statement by Experts
Not Applicable.
H. Documents on Display
We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-147601, as amended) and our registration statement on Form F-3 (Registration No. 333-160287, as amended), with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-147602) to register the ADSs.
We are currently subject to periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31 for us, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about registrants, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct US$0.1 million from our interest income in 2009. We have not used derivative financial instruments to manage our interest rate risk exposure. Most of our borrowings bear fixed interest rates.
We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.
Foreign Exchange Risk
A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in U.S. dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi depreciated approximately 9% against the Japanese Yen between July 2008 and November 2008. During the same period, the Renminbi appreciated approximately 27% against the Euro. It is difficult to predict how long the current situation may last and when and how it may change again.

The results of our operations could be adversely affected by appreciation of the Renminbi against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2009, we had a Renminbi denominated cash balance of RMB98.5 million and a U.S. dollar denominated cash balance of US$48.8 million. Assuming we had converted the U.S. dollar denominated cash balance of US$48.8 million as of December 31, 2009 into Renminbi at the exchange rate of US$1.00 for RMB6.8259 as of December 31, 2009, this cash balance would have been RMB333.2 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB329.9 million as of December 31, 2009. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We also receive a portion of our revenues in Japanese Yen and Euro. Any significant depreciation of Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect our revenues in Renminbi or U.S. dollar terms, respectively. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk, except for a forward exchange contract to purchase US$5 million for JPY448.75 million in October 2010. While the use of such foreign currency forward contract provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not Applicable.
B. Warrants and Rights
Not Applicable.
C. Other Securities
Not Applicable.
D. American Depository Shares
Fees and Charges Payable by ADS Holders
According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:

•     Share distributions, stock dividend, stock split, merger

•     Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities
US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS

Category	Depositary actions	Associated fee
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:

•     Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•     The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•     Stock transfer or other taxes and other governmental charges

•     Cable, telex and facsimile transmission and delivery charges

•     fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

•     Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•     Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities
Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us
In January 2009, we received from the depositary a reimbursement of approximately US$0.7 million for certain expenses we incurred in 2008 that were related to establishment and maintenance of the ADR program, including investor relationship service fees and audit service fees.
In addition, for year 2009, we were entitled to receive approximately US$0.9 million from the depositary as reimbursement for certain fees and expenses including legal fees, audit service fees, NYSE listing fees, investor relations expenses, Financial Industry Regulatory Authority filing fees and SEC registration fees. We received US$0.4 million thereof in 2009, and received the remaining US$0.5 million in January 2010.
The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary.
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
We used the net proceeds received from our initial public offering as follows:
•	approximately US$13.4 million to establish new offices and to fund other capital expenditures; and
•	approximately US$10.2 million to fund strategic acquisitions.
As of December 31, 2009, approximately US$14.8 million of the offering proceeds from our initial public offering had been applied and paid to others, including consultants and advisors. Proceeds from our initial public offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the managing underwriters for our initial public offering.
The effective date of the registration statement on Form F-3 (File number: 333-160287) for which use of proceeds information is being disclosed was July 8, 2009. We offered our ordinary shares, in the form of ADSs, in our follow-on offering in July 2009. We registered and sold 300,000 ADSs, representing 300,000 ordinary shares, at US$11.00 per ADS and issued additional 45,000 ADSs, representing 45,000 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$2.9 million from follow-on offering.

We have not used the proceeds received from our follow-on offering as of the date of this annual report. As of December 31, 2009, approximately US$0.7 million of the offering proceeds from this offering had been applied and paid to others, including consultants and advisors. Proceeds from our follow-on offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. were the managing underwriters for our follow-on offering.
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
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, which excluded TP Companies as discussed in the paragraph below, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective.
In view of the limited timeframe between date of acquisition and December 2009, management has excluded from our assessment for internal control over financial reporting that of the TP Companies, which were acquired in July 2009, as the time available was inadequate to complete an effective assessment of the internal control of TP Companies as well as insufficient to effectively implement and roll out any meaningful changes. Management was also of the view that any potential risk from the TP Companies is manageable and should not be a key concern for the year. TP Companies in aggregate had total assets (including goodwill and intangible assets acquired) of US$ 15.6 million, net assets (including goodwill and intangible assets acquired) of US$10.4 million, net revenues of US$5.3 million and net income of US$0.7 million, which accounted for 7.6% of our total assets, 6.4% of our net assets, 3.6% of our net revenues and 3.1% of our net income on a consolidated basis, as of and for the year ended December 31, 2009.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who also audited our consolidated financial statements, independently assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which is included in this annual report.

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.
We have audited the internal control over financial reporting of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited, TP (Hong Kong) Limited and TP Software Technology (Shanghai) Co., Ltd., which were acquired in July 2009 and whose financial statements constitute, in aggregate, 7.6% of total assets, 6.4% of net assets, 3.6% of net revenues and 3.1% of net income of the Group’s consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited, TP (Hong Kong) Limited and TP Software Technology (Shanghai) Co., Ltd. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated April 30, 2010 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 30, 2010

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	2008	2009
	(in US$ thousands)
Audit fees(1)	1,185	1,120
Tax fees(2)	14	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our interim financial statements, and also other assurance services rendered in connection with our follow-on offering in 2009 and filing of various registration statements.

(2)	“Tax fees” means fees billed for tax compliance, tax advice, and tax planning services.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
			as Part of Publicly	ADSs that May
	Total Number of	Average Price	Announced	Yet Be Purchased
Period	ADS Purchased(1)	Paid Per ADS	Program(2)	Under the Program (1)

February 21, 2009 – February 28, 2009	0	N/A	0	$10,000,000

March 1, 2009 – March 31, 2009	2,800	$4.6914	2,800	$9,986,864

April 1, 2009 – April 30, 2009	0	N/A	0	$9,986,864

May 1, 2009 – May 31, 2009	0	N/A	0	$9,986,864

June 1, 2009 – June 30, 2009	0	N/A	0	$9,986,864

July 1, 2009 – July 31, 2009	0	N/A	0	$9,986,864

August 1, 2009 – August 31, 2009	0	N/A	0	$9,986,864

September 1, 2009 – September 30, 2009	0	N/A	0	$9,986,864

October 1, 2009 – October 31, 2009	0	N/A	0	$9,986,864

November 1, 2009 – November 30, 2009	0	N/A	0	$9,986,864

December 1, 2009 – December 31, 2009	0	N/A	0	$9,986,864

January 1, 2010 – January 31, 2010	0	N/A	0	$9,986,864

February 1, 2010 – February 20, 2010	0	N/A	0	$0

Total	2,800	$4.6914	2,800	$0

(1)	Each of our ADS represents one ordinary share.

(2)	We publicly announced a share repurchase program on February 21, 2009, pursuant to which we are authorized to repurchase up to US$10 million worth of our outstanding ADSs within the next 12 months following February 21, 2009 (the program’s approval date). This share repurchase program expired on February 20, 2010.
In March 2010, we repurchased 27,772 shares of our ordinary shares from Global Mission Limited for nominal consideration.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
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

4.22
English Translation of Premises Lease Contract between VanceInfo Creative Software Technology Ltd. and Beijing Zhongguancun Huaxia Sci-Tech Co., Ltd. dated as of February 25, 2008 (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2009).

8.1	*	Subsidiaries of the Registrant.

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	*	Consent of Conyers Dill & Pearman.

15.2	*	Consent of Fangda Partners.

15.3	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Chris Shuning Chen
Name: Chris Shuning Chen
Title: Chairman and Chief Executive Officer
Date: April 30, 2010

VANCEINFO TECHNOLOGIES INC.
Report of Independent Registered Public Accounting Firm
For the years ended December 31, 2007, 2008 and 2009

VANCEINFO TECHNOLOGIES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF
DIRECTORS AND SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.
We have audited the accompanying consolidated balance sheets of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively, the “Group”) as of December 31, 2008 and 2009 and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 30, 2010

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	As of December 31,
	2008	2009
Assets

Current assets:
Cash and cash equivalents	79,963	64,057
Term deposit	1,466	10,000
Short term investments — held to maturity securities	—	12,122
Accounts receivable, net of allowance for doubtful accounts of $587 in 2008 and $1,018 in 2009	36,827	60,524
Prepaid expenses and other current assets	3,084	6,026
Deferred income tax assets — current	285	1,473

Total current assets	121,625	154,202

Rental deposits and prepaid rentals	2,010	1,658
Property and equipment, net	11,260	15,000
Acquired intangible assets, net	4,158	7,739
Goodwill	15,537	24,783
Long-term investment	861	930
Deposit for land development project	—	879

Total assets	155,451	205,191

Liabilities

Current liabilities:
Accounts payable	3,203	702
Accrued expenses and other payables	16,452	24,200
Income tax payable	2,275	4,863
Deferred income-current	132	260
Deferred revenue-current	—	2,634

Total current liabilities	22,062	32,659

Deferred income tax liabilities-non current	737	1,328
Deferred income-non-current	1,149	1,778
Deferred revenue -non-current	—	97
Contingent consideration payable for business acquisition	—	6,767

Total liabilities	23,948	42,629

Commitments and contingencies (Notes 22, 23 and 24)

Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 39,120,879 and 39,888,092 shares issued and outstanding in 2008 and 2009, respectively)	39	40
Additional paid-in capital	101,184	111,680
Shares issuable in connection with business acquisitions	1,527	520
Accumulated other comprehensive income	4,863	4,924
Statutory reserves	1,316	2,307
Retained earnings	22,574	43,091

Total equity	131,503	162,562

Total liabilities and equity	155,451	205,191

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share and share related data)

	For the year ended December 31,
	2007	2008	2009

Revenues	64,458	105,556	152,065
Business tax	(1,744)	(2,893)	(3,999)

Net revenues	62,714	102,663	148,066
Cost of revenues (including share-based compensation of $111, $265 and $313 in 2007, 2008 and 2009, respectively)	(38,544)	(62,911)	(92,171)

Gross profit	24,170	39,752	55,895

Selling, general and administrative expenses (including share-based compensation of $885, $1,126 and $1,252 in 2007, 2008 and 2009, respectively)	(16,180)	(25,905)	(34,710)

Change in fair value of contingent consideration payable for business acquisition	—	—	(62)
Other operating income	860	858	1,754

Income from operations	8,850	14,705	22,877
Interest income	1,032	2,028	856
Interest expense	(47)	(69)	(86)
Exchange differences	317	703	(119)
Change in fair value of warrants	(357)	—	—

Income before income taxes and earnings in equity method investment	9,795	17,367	23,528
Income tax expense	(174)	(1,298)	(2,089)

Income before earnings in equity method investment	9,621	16,069	21,439
Earnings in equity method investment	—	20	69

Net income	9,621	16,089	21,508
Net (income) loss attributable to noncontrolling interest	(52)	84	—
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(632)	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	8,937	16,173	21,508

Net income	9,621	16,089	21,508

Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,710	2,578	(48)
Unrealized gains on foreign currency exchange forward contract recognized in other comprehensive income	—	—	145
Gains on foreign currency exchange forward contract reclassified to earnings	—	—	(36)

Total other comprehensive income, net of tax	1,710	2,578	61

Comprehensive income	11,331	18,667	21,569
Comprehensive income attributable to the noncontrolling interest	(52)	84	—

Comprehensive income attributable to VanceInfo Technologies Inc.	11,279	18,751	21,569

Net income per share
Basic-ordinary share	0.22	0.43	0.56
Basic-Series A convertible redeemable preferred share	0.40	N/A	N/A
Basic-Series B-1 convertible redeemable preferred share	0.40	N/A	N/A
Basic-Series B-2 convertible redeemable preferred share	0.51	N/A	N/A
Basic-Series B-3 convertible redeemable preferred share	0.22	N/A	N/A
Diluted-ordinary share	0.19	0.40	0.52

Weighted average shares used in calculating net income per share
Basic-ordinary share	11,426,183	37,276,306	38,389,495
Basic-Series A convertible redeemable preferred share	6,860,247	N/A	N/A
Basic-Series B-1 convertible redeemable preferred share	2,867,123	N/A	N/A
Basic-Series B-2 convertible redeemable preferred share	6,117,988	N/A	N/A
Basic-Series B-3 convertible redeemable preferred share	77,704	N/A	N/A
Diluted-ordinary share	13,446,087	40,695,982	41,576,217

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollars in thousands, except share data)

				Shares issuable	Accumulated
				in connection	other				Total
	Ordinary shares		Additional	with business	comprehensive	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	paid-in capital	acquisitions	income	reserves	earnings	interest	equity

Balance as of January 1, 2007	8,696,219	9	3,279	—	575	55	722	173	4,813
Repurchase of ordinary shares	(86,219)	—	(127)	—	—	—	(304)	—	(431)
Repurchase of Series A convertible redeemable preferred shares	—	—	—	—	—	—	(60)	—	(60)
Issuance of ordinary shares in connection with business acquisitions	2,369,569	2	4,525	—	—	—	—	—	4,527
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(632)	—	(632)
Removal of redemption rights of Series B-3 convertible redeemable preferred shares	—	—	1,260	—	—	—	—	—	1,260
Conversion of preferred shares upon the initial public offering (“IPO”)	18,771,838	19	33,993	—	—	—	—	—	34,012
Issuance of ordinary shares upon IPO	7,447,500	7	54,780	—	—	—	—	—	54,787
Share-based compensation	—	—	996	—	—	—	—	—	996
Provision for statutory reserve	—	—	—	—	—	869	(869)	—	—
Foreign currency translation adjustment	—	—	—	—	1,710	—	—	—	1,710
Net income	—	—	—	—	—	—	9,569	52	9,621
Noncontrolling interest acquired in business combination								405	405

Balance as of December 31, 2007	37,198,907	37	98,706	—	2,285	924	8,426	630	111,008
Issuance of ordinary shares in connection with business acquisitions	148,594	—	1,174	—	—	—	—	—	1,174
Shares issuable in connection with Chosen acquisition (Note 4)	—	—	—	1,527	—	—	—	—	1,527
Ordinary shares issued for share-based compensation	2,000,000	2	300	—	—	—	—	—	302
Repurchase of ordinary shares	(226,622)	—	(387)	—	—	—	(1,633)	—	(2,020)
Share-based compensation	—	—	1,391	—	—	—	—	—	1,391
Provision for statutory reserve	—	—	—	—	—	392	(392)	—	—
Foreign currency translation adjustment	—	—	—	—	2,578	—	—	—	2,578
Net income	—	—	—	—	—	—	16,173	(84)	16,089
Acquisition of further interest in subsidiary								(546)	(546)

Balance as of December 31, 2008	39,120,879	39	101,184	1,527	4,863	1,316	22,574	—	131,503
Issuance of ordinary shares in connection with business acquisitions	422,213	1	2,088	(1,527)	—	—	—	—	562
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	520	—	—	—	—	520
Repurchase of ordinary shares	(2,800)	—	(13)	—	—	—	—	—	(13)
Issuance of ordinary shares upon share offering	345,000	—	2,648	—	—	—	—	—	2,648
Ordinary shares issued for share-based compensation	2,800	—	4,208	—	—	—	—	—	4,208
Share-based compensation	—	—	1,565	—	—	—	—	—	1,565
Provision for statutory reserve		—				991	(991)	—	—
Unrealized gain on foreign currency exchange forward contract recognized in other comprehensive income	—	—	—	—	145	—	—	—	145
Reclassification of gain on foreign currency exchange forward contract to earnings	—	—	—	—	(36)	—	—	—	(36)
Foreign currency translation adjustment	—	—	—	—	(48)	—	—	—	(48)
Net income	—	—	—	—	—	—	21,508	—	21,508

Balance as of December 31, 2009	39,888,092	40	111,680	520	4,924	2,307	43,091	—	162,562

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	9,621	16,089	21,508
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	996	1,391	1,565
Depreciation and amortization of property and equipment	1,776	2,896	4,078
Amortization of intangible assets	761	823	1,668
Gain on a foreign currency exchange forward contract recognized in earnings	—	—	(52)
Loss on disposal of property and equipment	189	219	282
Allowance for doubtful accounts	287	210	445
Change in fair value of loans to shareholders	(83)	—	—
Change in fair value of warrants	357	—	—
Change in fair value of contingent consideration payable for business acquisition	—	—	62
Earnings in equity method investment	—	(20)	(69)
Changes in operating assets and liabilities:
Rental deposits and prepaid rentals	(107)	(1,321)	430
Accounts receivable	(7,910)	(9,580)	(22,446)
Accrued interest income of loan to shareholders	(96)	(100)	—
Prepaid expenses and other current assets	(968)	(323)	(1,063)
Deferred tax assets-current	(18)	(257)	(1,156)
Accounts payable	734	192	(2,485)
Deferred revenue	—	—	30
Accrued expenses and other payables	1,815	4,258	7,016
Income tax payable	30	1,470	2,479
Deferred income	—	—	757
Deferred tax liability-current	132	(145)	—
Deferred tax liability-non current	(37)	(398)	(245)

Net cash provided by operating activities	7,479	15,404	12,804

Cash flows from investing activities:
Purchase of property and equipment	(3,681)	(6,144)	(6,416)
Purchase of long-term investment	—	(841)	—
Purchase of short-term investment	—	—	(12,104)
Loans to shareholders	(4,086)	—	—
Repayments from shareholders for loans advanced	3,713	3,579	—
Consideration paid for business acquisitions (net of cash acquired of $2,214, $891 and $1,730 in 2007, 2008 and 2009, respectively)	(3,852)	(6,738)	(3,462)
Proceeds from disposal of property and equipment	2	15	34
Term deposit	(1,371)	(1,463)	(10,000)
Cash received upon maturity of term deposit	—	1,464	1,465
Deposit paid for land development project	—	—	(879)

Net cash used in investing activities	(9,275)	(10,128)	(31,362)

Cash flows from financing activities:
Proceeds from exercise of options	—	302	3,625
Repayments of loans assumed in business acquisitions	(517)	(200)	(2,386)
Proceeds from issuance of Series B-1, B-2 and B-3 convertible redeemable preferred shares and warrants	1,761	—	—
Proceeds from issuance of common stock upon IPO (net of $7,469 and $1,054 issuance costs paid in 2007 and 2008, respectively)	55,835	(1,054)	—
Repurchase of ordinary shares	(431)	(2,020)	(13)
Repurchase of Series A convertible redeemable preferred shares	(90)	—	—
Proceeds from issuance of common stock upon share offering in 2009 (net of $712 issuance costs paid in 2009)	—	—	2,912
Proceeds from short-term borrowings	1,183	1,463	—
Repayments of short-term borrowings	—	(1,317)	(1,465)

Net cash provided by (used in) financing activities	57,741	(2,826)	2,673

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In U.S. dollars in thousands)

	For the year ended December 31,
	2007	2008	2009
Effect of exchange rate changes	325	678	(21)
Cash and cash equivalents at beginning of year	20,565	76,835	79,963
Net increase (decrease) in cash and cash equivalents	55,945	2,450	(15,885)

Cash and cash equivalents at end of year	76,835	79,963	64,057

Supplemental disclosures of cash flow information
Income tax paid	26	343	1,055

Interest paid	39	96	80

Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued and to be issued	4,528	2,701	549
Cash consideration paid	6,066	3,645	1,377
Outstanding consideration payable	3,867	3,106	8,187
Change in fair value of contingent consideration	—	—	(62)

Net assets acquired (including intangible assets of $254, $3,203 and $5,258, in 2007, 2008 and 2009, respectively)	14,461	9,452	10,051

Payable for purchase of property and equipment	96	181	1,233

Removal of redemption rights of Series B-3 convertible redeemable preferred shares (Note 18)	1,260	—	—

Accrued issuance costs related to offerings	1,048	—	264

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
VanceInfo Technologies Inc. (“VanceInfo” or the “Company”), formerly known as Thinkplus Investments Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on April 19, 2004 and was re-domiciled to the Cayman Islands on October 10, 2005. VanceInfo, together with its subsidiaries and variable interest entity, are hereinafter referred to as the “Group”.
On August 31, 2004, through VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”), VanceInfo acquired the information technology services (“IT services”) business and related assets of Beijing Wensi Chuangyi Software Technology Co., Ltd. (“Wensi Chuangyi”) and its subsidiaries, the predecessor of VanceInfo. Wensi Chuangyi was established under the laws of the People’s Republic of China (“PRC”) in 1995 and engaged in the provision of localization and quality assurance testing services. The acquisition of Wensi Chuangyi was accounted for as a purchase business combination with net assets recorded at their fair value at the date of acquisition. Before the acquisition of Wensi Chuangyi, the Group did not have significant operations.
The Group is principally engaged in the provision of IT services that mainly include quality assurance testing, application development and maintenances, research and development, globalization and localization, and enterprise solutions in the PRC.
As of December 31, 2009, the Group’s subsidiaries were as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of beneficial
Subsidiaries	incorporation	incorporation	ownership

VanceInfo Beijing	July 2, 2004	PRC	100%
VanceInfo Japan Inc. (“VanceInfo Japan”)	November 25, 2004	Japan	99.9%
VanceInfo Creative Software Technology Ltd. (“VanceInfo BVI”)	August 6, 2004	BVI	100%
VanceInfo Technologies Inc. (“VanceInfo US”)	November 29, 2005	United States of America (“US”)	100%
VanceInfo Technologies Limited	March 27, 2007	Hong Kong	100%
VanceInfo Technologies Limited	November 15, 2007	PRC	100%
Shanghai VanceInfo Technologies Limited (“Solutions”)	May 29, 2007	PRC	100%
Beijing Chosen Technology Co., Ltd. (“Chosen”)	July 31, 2007	PRC	100%
Shanghai VanceInfo Creative Software Technology Limited	September 9, 2008	PRC	100%
Wireless Info Tech, Ltd. (“WIT”)	October 1, 2008	US	100%
VanceInfo Malaysia Inc. Sdn. Bhd.	October 9, 2008	Malaysia	100%
Shenzhen VanceInfo Creative Software Technology Limited	October 28, 2008	PRC	100%
Nanjing VanceInfo Creative Software Technology Limited	December 19, 2008	PRC	100%
TP Teleservices Limited (“TP Teleservices”)	July 2, 2009	Hong Kong	100%
TP (Hong Kong) Limited (“TP HK”)	July 2, 2009	Hong Kong	100%
TP Consultants Limited (“TP Consultant”)	July 2, 2009	Hong Kong	100%
TP (Taiwan) Limited (“TP Taiwan”)	July 2, 2009	Hong Kong	100%
TP Software Technology (Shanghai) Co., Ltd.(“TP Shanghai”)	July 2, 2009	PRC	100%

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation
The consolidated financial statements include the financial statements of VanceInfo, its subsidiaries and its variable interest entity. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, share-based compensation expenses, allowance for doubtful accounts, impairment of goodwill, purchase price allocation in business combinations, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

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
The Group’s financial instruments include cash and cash equivalents, held to maturity short term investments, accounts receivable and accounts payable, the carrying values of which approximate their fair value due to their short-term maturities.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Fair value — continued
Level 3 — continued
The Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 include a foreign currency exchange forward contract based on level 2 inputs and contingent consideration payable in connection with a business acquisition based on level 3 inputs. The Company did not carry any financial assets or liabilities measured at fair value on recurring basis as of December 31, 2008.
The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on level 3 inputs in connection with business acquisitions.
It is not practicable to estimate the fair value of the Group’s equity method long-term investment because of lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.
Short term investments
Short term investments are comprised of marketable debt and equity securities, which are classified as held to maturity, trading, or available for sale. Short term investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity. All of the Group’s held to maturity securities are classified as short term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. The Group did not purchase or sell any trading securities historically. Short term investments classified as available for sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Available for sale securities are classified as current assets on the accompanying consolidated balance sheets because they are available for immediate sale. The Group did not hold any available for sale securities historically.
The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. The Group did not recognize any other-than-temporary impairment on short term investments historically.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Derivatives and hedge accounting
The Group’s risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation.
The Group uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily Japanese Yen (“JPY”). The purpose of the Group’s foreign currency derivative activities is to protect the Group from the risk that the functional currencies net cash flows of the Group’s operating entities resulting from forecasted JPY denominated revenue transactions will be negatively affected by the fluctuation in exchange rates. The Group uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next twelve months. These contracts, which are designated and documented as cash flow hedges, qualify for hedge accounting treatment. The effectiveness of the cash flow hedge contracts is assessed quarterly using regression analysis as well as other timing and probability criteria. To receive special hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges are expected to be highly effective in offsetting changes to future cash flows generated from hedged transactions.
The Group carries these contracts as either assets or liabilities at fair value. The Group excludes from its assessment of hedge effectiveness the portion of changes in fair value of the forward contracts attributable to the changes in difference between the spot exchange rate and the forward exchange rate (“spot-forward difference”), which is recognized in the exchange differences account in the statement of operations when incurred. The Group recognizes the effective portion of the gains and losses on these contracts, which represents the changes in fair values of these contracts excluding the changes in relation to spot-forward difference, in other comprehensive income and reclassifies such gains and losses subsequently in the exchange differences account in the statement of operations when the forecasted revenue is recognized.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
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
Movement of allowance for doubtful accounts is as follows:

	Balance as of			Balance as of
	beginning of	Charge to	Exchange	end of
	the year	expense	adjustment	the year

2008	342	210	35	587
2009	587	445	(14)	1,018

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
Business combinations
Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Business combinations — continued
Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.
Acquired intangible assets, net
Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of customer base and relationship is computed using the estimated attrition pattern of the acquired customers or straight-line method. Amortization of other finite-lived intangible assets is computed using the straight-line method. The estimated economic lives of acquired intangible assets with finite lives are as follows:

Contract backlog	0.17- 1 year
Customer base and relationship	3-10 years
Non-compete agreement	2-5 years
Software Technology	2 years
Acquired intangible assets with indefinite lives are carried at cost without amortization recognized.
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
An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

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
The Group has determined to perform the annual impairment tests on December 31 of each year. The Group did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2007, 2008 or 2009.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition

Research and development outsourcing services and IT services
The majority of the contracts are for the provision of services performed on a time-and-material basis. For time-and-material contracts, the Group may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services. The Group bills customers for related service performance based on pre-agreed charge rates. Customers may terminate contracts before completion and revenue is considered to be realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. Thus, the revenues from this type of contract are recognized as the billable services are rendered. Software developed by the Group on behalf of its customers is transferred in its entirety to the customer. Revenues recognized for time-and-material contracts amounted to $58,361, $93,525 and $107,866 for the years ended December 31, 2007, 2008 and 2009, respectively.
The remaining revenues are earned from fixed-price service contracts. Revenue from fixed-price contracts require the Group to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized as per the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports. The Group estimates the man-hours involved in achieving each of these milestones and when the milestone is achieved the Group recognizes a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against its latest estimate of the total man-hours to be incurred in performing the contract. Revenues recognized for fixed-price contracts amounted to $6,097, $12,031 and $40,426 for the years ended December 31, 2007, 2008 and 2009, respectively.
Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed.
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

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued

Other solutions
The Group, through TP acquired in 2009 (see Note 4), derives revenues from providing system integration solutions, which normally includ the procurement of hardware on behalf of customers and customized software licenses, implementation of the software and hardware, and post contract customer supports (“PCS”) including telephone supports, on-site supports and regular maintenance services.
The Group has established the vender-specific objective evidence (“VSOE”) of fair value of the PCS based on standalone sales on regular basis and therefore treats the arrangements as two units of accounting, which are (1) hardware and software implementation and (2) PCS. Revenues of the hardware and software implementation are primarily recognized using percentage-of-completion method measured based on the relationship of costs already incurred to the total estimated costs to be incurred. The Group considers labor costs and other direct contract costs in calculating the percentage of completion. Revenues of the PCS are recognized ratably over the PCS period.
In addition, the Group, through certain subsidiary, performed a few other projects which involved initial IT services, software resale, and maintenance service. Since the Group did not establish the VSOE of the fair value of each element of these projects, the contract amounts were recognized as revenues ratably over the period of PCS, which was the last undelivered element in the arrangements.
Revenues recognized in excess of billings are recorded as unbilled receivables and are included in accounts receivable. Amounts billed but not yet collected are recorded as billed receivables and are included in accounts receivable. Billings in excess of revenues recognized are recorded as deferred revenue.
Business tax
The Group’s PRC subsidiaries are subject to business tax at rate of 5% of total revenues for certain types of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Government subsidies
The Group receives non-repayable subsidies from PRC local government agencies after meeting certain conditions, such as locating their office in certain districts or obtaining certain technological certification. The subsidies are recorded in other operating income of the consolidated statements of operations in the period in which the right to receive such subsidies is established.
Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $52, $8 and $62 for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included as part of selling, general and administrative expenses.
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

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation
The functional and reporting currency of VanceInfo and VanceInfo BVI are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries and variable interest entity are maintained in their local currencies, which are the functional currencies of these entities.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.
The Group’s entities with functional currency other than U.S. dollar translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income
Comprehensive income includes net income, unrealized gains on foreign currency forward exchange contracts for effective portion and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income.

Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with authorized financial institutions.
Details of customers accounting for 10% or more of total revenues are as follows:

	For the year ended December 31,
	2007	2008	2009
	%	%	%

Customer
A	14	11	5
B	20	18	13
C	3	10	23
D	6	9	11

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Concentration of credit risk — continued
Details of customers accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2008	2009
	%	%

Customer
A	13	3
B	9	6
C	19	39

Share-based payments
Share-based payment transactions with employees and non-employee directors are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

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
The Group had convertible redeemable preferred shares, stock options, warrants, nonvested shares, and ordinary shares to be issued contingent upon the satisfaction of certain conditions in connection with business acquisitions, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the warrants, stock options and nonvested shares is computed using the treasury stock method. If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted income per share is based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.
In September 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Company is in the process of evaluating the effect of adoption of this pronouncement.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting standards — continued
In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. The pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Company is in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.
In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronoucement is limited to arrangements that include milestones relating to research or development deliverables. The pronoucement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronoucement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronoucement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronoucement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
3.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

Geographic information
The Group major operating entities’ country of domicile is Greater China which refers to the PRC, including, for purposes of the accompanying financial statements only, Taiwan and Hong Kong.
The following tables summarize the Group’s long-lived assets and net revenues in different geographic locations:

	As of December 31,
Long-lived assets	2008	2009

Greater China	31,895	47,277
US	646	2,388
Others	1,285	1,324

Total	33,826	50,989

	For the year ended December 31,
Net revenues (1)	2007	2008	2009

US	43,153	56,175	56,634
Greater China	7,329	22,045	59,373
Europe	6,284	14,991	23,148
Japan	5,828	9,157	8,466
Others	120	295	445

Total	62,714	102,663	148,066

(1)	Based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
The following table summarizes the Group’s net revenue by service lines:

	For the year ended December 31,
	2007	2008	2009

Research and Development
Outsourcing Services
Research & development services	36,013	60,808	90,581
Globalization & localization	3,886	4,259	5,118
IT Services:
Enterprise solutions	8,748	13,542	14,429
Application development & maintenance	9,348	17,061	26,373
Quality assurance & testing	4,719	6,717	7,807
Other Solutions and Services	—	276	3,758

Total	62,714	102,663	148,066

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS
The Group had the following acquisitions in 2007, 2008 and 2009:
Acquisition of ITC’s equity interest
On March 19, 2007, the Group acquired a 100% equity interest in Beijing Innovation Technology Co., Ltd. (“ITC”), a professional outsourcing service provider, for an initial equity consideration of 793,548 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. $1,810 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.
The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate purchase price consisted of the following:

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of ITC’s equity interest — continued
Pursuant to the terms of original purchase agreement, in addition to the initial share consideration, an additional cash consideration, based on the earnings of ITC for 2007, was determined to be $4,649, of which $3,456 was paid as of December 31, 2007, and $1,193 was paid in 2008. The additional cash consideration, after netting off the $1,810 contingent consideration recorded as of the date of acquisition, was recorded as an addition to the goodwill in 2007.
The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2007 of the Group as if the acquisition had occurred on January 1, 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2007
(unaudited)

Pro forma net revenue	65,171
Pro forma net income	9,658
Pro forma net income per ordinary share-basic	0.23
Pro forma net income per Series A convertible redeemable preferred share-basic	0.40
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.40
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.52
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	0.23
Pro forma net income per ordinary share-diluted	0.19

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Solutions’ equity interest
On April 1, 2007, the Group entered into an equity transfer agreement to acquire a 75% equity interest in Solutions, a professional outsourcing service provider, for an initial equity consideration of 913,393 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share on April 1, 2007, the date of the share issuance. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The $394 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.
The transaction was closed on May 29, 2007, which was determined as the date of acquisition.
The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate initial purchase price of $2,014 consisted of the following:

Value of ordinary shares	1,562
Contingent consideration recognized	394
Cost of transaction	58

Total	2,014

The purchase price was allocated as follows:

		Amortization
		period

Cash acquired	1,804
Other current assets	1,328
Property and equipment	277
Intangible assets:
Customer base and relationship	187	9.6 years
Non-compete agreement	21	3.8 years
Deferred income tax liabilities	(51)
Short-term loan	(261)
Other current liabilities	(672)
Noncontrolling interest	(619)

Total	2,014

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Solutions’ equity interest — continued
Pursuant to the terms of original purchase agreement, an additional cash consideration was determined, based on the operating results of Solutions in 2007, to be $62, which was paid in 2008. Since $394, the contingent consideration recognized as of the date of acquisition was more than $62, the determined additional cash consideration, the excess of $332 was allocated as a pro rata reduction of the carrying amounts of acquired non-current assets.
The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2007 of the Group as if the acquisition had occurred on January 1, 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2007
(unaudited)

Pro forma net revenue	65,890
Pro forma net income	9,505
Pro forma net income per ordinary share-basic	0.22
Pro forma net income per Series A convertible redeemable preferred share-basic	0.39
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.40
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.51
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	0.22
Pro forma net income per ordinary share-diluted	0.19

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued

Acquisition of Solutions’ equity interest — continued

The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Contract Backlog	1	0.17 year
Non-compete agreement	6	2.4 years
Goodwill	795
Noncontrolling interest	546

Total	1,348

Acquisition of Megainfo
Megainfo is a professional outsourcing service provider. On March 31, 2007, the Group entered into a series of agreements with Megainfo and the shareholder of Megainfo, through which Megainfo became the consolidated variable interest entity of the Group. The acquisition was accounted for as a business combination.
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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Megainfo — continued
Through the above contractual arrangements, the Group has obtained a 100% shareholders’ voting interest in Megainfo and may receive substantially all of the net income of Megainfo through the service fees as determined by the Group. As a result, the Group receives substantially all of Megainfo’s expected residual returns and is the primary beneficiary of Megainfo. The Group consolidated Megainfo as of March 31, 2007, the date of acquisition.
Other than the contractual arrangements described above, the Group did not provide significant financial or other supports to Megainfo for the years ended December 31, 2007, 2008 and 2009, respectively, except that, for Group management purpose, certain employees of the Group also served in Megainfo. The financial position and operating result of Megainfo are insignificant to the Group.
The Group acquired Megainfo with an initial cash consideration of $776 and 147,272 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. $79 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.
The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate purchase price of $1,165 consisted of the following:

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Megainfo — continued
The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2007 of the Group as if the acquisition had occurred on January 1, 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2007
(unaudited)

Pro forma net revenue	65,070
Pro forma net income	9,244
Pro forma net income per ordinary share-basic	0.21
Pro forma net income per Series A convertible redeemable preferred share-basic	0.38
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.39
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.50
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	0.21
Pro forma net income per ordinary share-diluted	0.18

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
In January 2009, to simplify the corporate structure, the Group deregistered Megainfo, after integration of all the operating net assets and business of Megainfo into another operating entity of the Group, to two third parties. No significant gain or loss and cash flow were resulted from the transfer.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Additional Equity Interest of VanceInfo Japan
On May 31, 2007, the Group acquired an additional 48.99% equity interest in VanceInfo Japan, a subsidiary of the Company, for an initial consideration of $111 in cash and 49,141 ordinary shares of VanceInfo at a fair value of $1.99 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. Upon the completion of the transaction, the Group’s total equity interest in VanceInfo Japan increased from 51% to 99.99%. The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate purchase price of $217 consisted of the following:

Cash consideration	111
Value of ordinary shares	98
Cost of transaction	8

Total	217

The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Customer base and relationship	7	5.6 years
Non-compete agreement	6	3.6 years
Goodwill	16
Noncontrolling interest	188

Total	217

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Chosen’s equity interest
On July 31, 2007, the Group acquired a 100% equity interest in Chosen, a company engaged in SAP consulting and implementation services, for an initial consideration of $858 in cash and 307,983 ordinary shares of VanceInfo at a fair value of $3.21 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate purchase price of $1,897 consisted of the following:

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Chosen’s equity interest — continued
The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2007 of the Group as if the acquisition had occurred on January 1, 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2007
(unaudited)

Pro forma net revenue	66,885
Pro forma net income	10,073
Pro forma net income per ordinary share-basic	0.24
Pro forma net income per Series A convertible redeemable preferred share-basic	0.41
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.42
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.53
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	0.24
Pro forma net income per ordinary share-diluted	0.21

Pursuant to the terms of original purchase agreement, in addition to the initial share and cash consideration, an additional cash consideration, based on earnings of Chosen for the six-month period ended December 31, 2007, was determined to be $2,533, which was paid in 2008. The additional cash consideration was recorded as an addition to the goodwill in 2007.
Further, an additional consideration, based on earnings of Chosen for the twelve-month period ended December 31, 2008, was determined to be $4,616 and recorded as an addition to the goodwill in 2008, of which $2,822 in cash and 320,460 ordinary shares of Vanceinfo at a fair value of $4.77 per share were paid and issued in 2009, with the remaining $266 to be paid in cash in 2010.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Tianchuang’s business
On May 1, 2008, the Group acquired the operating business of Tianchuang Software Development Co., Ltd., (“Tianchuang”), an outsourcing service company, for an initial cash consideration of $243 which was paid in 2008. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Intangible assets:
Contract backlog	1	0.67 year
Non-compete agreement	2	2 years
Goodwill	203
Other net assets acquired	37

Total	243

Pursuant to the terms of the original purchase agreement, in addition to the initial cash consideration, an additional cash consideration, based on the attrition rate of the core team members of Tianchuang from the date of acquisition to December 31, 2008, was determined to be $15, which was paid in 2009. The additional consideration was recorded as an addition to the goodwill in 2008.
The unaudited pro forma information of the Tianchuang acquisition as if the acquisition had occurred on January 1, 2007 and 2008 is not presented because the Group believes it is impracticable to do so.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of WIT’s equity interest
On October 1, 2008, the Group acquired a 100% equity interest in WIT, a professional outsourcing service provider, for an initial consideration of $1,080 in cash. Additional cash and share contingent consideration to be determined based on specified earnings objectives predefined for the six-month period ended March 31, 2009 and twelve-month period ending March 31, 2010 will be paid in 2009 and 2010, respectively. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate purchase price of $1,147 consisted of the following:

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued

Acquisition of WIT’s equity interest — continued
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2007 and 2008 of the Group as if the acquisition had occurred on January 1, 2007 and 2008. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year
	ended December 31,
	2007	2008
	(unaudited)	(unaudited)

Pro forma net revenue	63,053	106,115
Pro forma net income	9,664	16,963
Pro forma net income per ordinary share-basic	0.23	0.45
Pro forma net income per Series A convertible redeemable preferred share-basic	0.40	N/A
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.40	N/A
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.52	N/A
Pro forma net income per Series B-3 convertible redeemable preferred share-basic	0.23	N/A
Pro forma net income per ordinary share-diluted	0.19	0.42

Pursuant to the terms of original purchase agreement, in addition to the initial share and cash consideration, an additional cash consideration, based on earnings of WIT for the six-month period ended March 31, 2009, was determined to be $1,506, of which $974 was in cash and $532 in ordinary shares of the Company. The additional consideration was paid and issued in 2009 and the number of ordinary shares to be issued was determined based on the average closing market price of VanceInfo’s ordinary shares of the last ten trading days in March 2009, which was $5.56 per share. The additional consideration of $1,506 was recorded as an addition to the goodwill in 2009.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of Kernel’s business
On January 1, 2009, the Group acquired a business from Guangzhou Kernel Technology Limited (“Kernel”), a China-based supplier providing customized application development services, for a cash consideration of $206 and 6,163 ordinary shares of VanceInfo at a fair value of $4.75 per ordinary share as of the acquisition date. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition. The purchase price consisted of the following:

Cash consideration	206
Value of ordinary shares	29

Total	235

The purchase price was preliminarily allocated as follows:

		Amortization
		period

Intangible assets:
Contract backlog	2	1 year
Non-compete agreement	2	2 years
Goodwill	173
Other net assets acquired	58

Total	235

The unaudited pro forma information of the Kernel acquisition as if the acquisition had occurred on January 1, 2008 is not presented because the Group believes it is impracticable to do so.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of TP’s equity interest
On July 2, 2009, the Group acquired 100% equity interests in TP (Taiwan) Limited, TP Teleservices Limited, TP (Hong Kong) Limited, TP Software Technology (Shanghai) Co., Ltd.(“TP Shanghai”) and TP Consultants Limited (collectively, “TP”), providers of CRM solutions and system integration. The transaction was considered an acquisition of a business. Accordingly, the purchase method of accounting has been applied. The cash and share contingent consideration, based on specified earnings objectives predefined for the six-month period ended December 31, 2009 and twelve-month period ending December 31, 2010, will be paid in 2010 and 2011, respectively. The acquired net assets were recorded at their fair value at the date of acquisition. The purchase price consisted of the following:
Fair value of contingent consideration as of date of acquisition:

Cash consideration	4,856
Equity consideration	3,788

Total	8,644

The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash	1,730
Other current assets	2,926
Property and equipment	248
Rental deposits	82
Intangible assets:
Customer base and relationship	2,163	5 years
Tradename	1,645	Indefinite
Non-compete agreement	332	5 years
Contract backlog	743	1.5 years
Software Technology	323	2 years
Goodwill	6,277
Deferred tax assets — non-current	43
Current liabilities	(4,607)
Deferred tax liabilities	(875)
Short term loans	(2,386)

Total	8,644

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of TP’s equity interest — continued
The change in fair value of the contingent consideration from the date of acquisition to December 31, 2009 was $62 and was recognized in the statement of operations.
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 and 2009 of the Group as if the acquisition had occurred on January 1, 2008 and 2009. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year
	ended December 31,
	2008	2009
	(unaudited)	(unaudited)

Pro forma net revenue	108,995	151,068
Pro forma net income	16,019	21,869
Pro forma net income per ordinary share-basic	0.43	0.57
Pro forma net income per ordinary share-diluted	0.39	0.53

Pursuant to the terms of original purchase agreement, a consideration, based on the earnings of TP for the six-month period ended December 31, 2009, was determined to be $1,337, of which $817 was in cash and $520 in ordinary shares of the Company. The consideration will be paid and issued in 2010 and the number of ordinary shares to be issued was determined based on the average closing market price of VanceInfo’s ordinary shares of the last ten trading days in December 2009 and the first ten trading days in 2010, which was $19.66 per share.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
4.	ACQUISITIONS — continued
Acquisition of mobile service business
On October 1, 2009, Vanceinfo Creative Software Technology Ltd. entered into a purchase agreement with a mobile service provider to acquire its business of smart phone software testing for a cash consideration of $1,172. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition.
The purchase price was preliminarily allocated as follows:

		Amortization
		period

Intangible assets:
Customer base and relationship	26	5 years
Non-compete agreement	22	2 years
Goodwill	1,306
Property and equipment	148
Prepaid rental	44
Other current liabilities	(374)

Total	1,172

The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 1, 2008 and 2009 is not presented because the Group believes it is impracticable to do so.
Fair value measurements in business acquisitions
The Group measured the fair value of the purchased intangible assets using the “cost,” “income approach-excess earnings” and “with & without” valuation method. The Group measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China. These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
5.	SHORT TERM INVESTMENTS
The Group’s marketable securities include floating rate notes and corporate notes as of December 31, 2009. These securities are classified as held to maturity investments by the Group and carried at costs, which approximates to their fair value due to the short term nature.
As of December 31, 2009, the Company held following held to maturity securities:

	Costs	Maturity dates

Floating rate notes	4,271	January 15, 2010 to May 18, 2010
Corporate notes	7,851	January 15, 2010 to September 27, 2010

Total	12,122

The Group’s floating rate notes are purchased from authorized financial institutions.
Included in the carrying amount of the Group held to maturity securities is interest income of $193 from these securities.
6.	ACCOUNTS RECEIVABLE
Accounts receivable consists of:

	As of December 31,
	2008	2009

Billed accounts receivable	16,900	26,077
Unbilled accounts receivable	20,514	35,465
Less: allowance for doubtful accounts	(587)	(1,018)

Total accounts receivable, net	36,827	60,524

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2008	2009

Advances to employees	536	853
Prepaid rentals	1,054	1,090
Receivable from transfer agent	—	966
Performance guarantee deposit	—	734
Advance to suppliers	89	280
Interests receivable	68	291
Incentive from American Depositary Shares (“ADS”) depositary bank	664	514
Prepaid insurance premium	—	150
Assets resulted from change in fair value of foreign currency forward contract	—	161
Other prepaid expenses	673	987

Total	3,084	6,026

Receivable from transfer agent represented proceeds from exercises of the Company’s stock options receivable from the stock transfer agent, which was subsequently received by the Company.
Performance guarantee deposit represented an IT services contract performance deposit paid at the request of one of the customers, which is expected to be returned when the related contract is completed in 2010.
Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.
Foreign currency forward exchange contract
On September 30, 2009, the Group entered into a forward contract to purchase $5,000 with JPY448.75 million on October 1, 2010. The Group is qualified for foreign currency cash flow hedge accounting with respect to this foreign currency forward exchange contract, to hedge, for accounting purposes, changes in the cash flow of forecasted JPY denominated revenue transactions attributable to fluctuation in foreign currency exchange rates during the term of the forward contract. The assets resulted from the change in fair value of the forward contract was $161 as of December 31, 2009. The fair value of the foreign exchange forward was estimated with the consideration of, among other factors, discount rate, timing and amount of cash flow and counterparty credit risk and is reported under Level 2 of the fair value hierarchy.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS — continued
During the year 2009, the Group recorded the following gains in other comprehensive income related to the contract:

Unrealized gains recognized for effective portion	145
Gains reclassified to earnings	(36)

Total	109

During the year 2009, the Group recorded the following gains in the exchange differences account in the statement of operations related to the contract:

Gains reclassified from other comprehensive income	36
Gains recognized due to changes in spot-forward difference	16

Total	52

An unrealized gain of $109 for the effective portion associated with the forward contract was recorded in accumulated other comprehensive income as of December 31, 2009. The unrealized gain will be reclassified into earnings within the next 12 months when the underlying forecasted revenue is recognized. All hedging relationships under cash flow hedges were evaluated to be highly effective as of December 31, 2009.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2008	2009

Furniture and office equipment	2,300	3,820
Motor vehicles	691	1,187
Computers and software	8,241	12,037
Leasehold improvements	5,802	7,783

	17,034	24,827
Less: Accumulated depreciation and amortization	(5,774)	(9,827)

Property and equipment, net	11,260	15,000

Depreciation and amortization expenses recorded for the years ended December 31, 2007, 2008 and 2009 were $1,776, $2,896 and $4,078, respectively.
9.	ACQUIRED INTANGIBLE ASSETS, NET

	As of December 31,
	2008	2009
Intangible assets not subject to amortization:
Trade name	732	2,376
Intangible assets subject to amortization:
Contract backlog	156	900
Customer base and relationship	4,524	6,708
Non-compete agreement	594	949
Software Technology	—	322

	6,006	11,255

Less: Accumulated amortization Contract backlog	(156)	(591)
Customer base and relationship	(1,443)	(2,405)
Non-compete agreement	(249)	(439)
Software Technology	—	(81)

	(1,848)	(3,516)

Acquired intangible assets, net	4,158	7,739

The Group recorded amortization expenses of $761, $823 and $1,668 for the years ended December 31, 2007, 2008 and 2009, respectively. The Group expects to record amortization expenses of $1,902, $1,318, $975, $694, $448 and $26 for 2010, 2011, 2012, 2013, 2014 and thereafter, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
10.	GOODWILL
The movement of the goodwill for the years ended December 31, 2008 and 2009 is as follows:

	As of December 31,
	2008	2009

As of January 1,	7,083	15,537
Goodwill recognized in connection with acquisitions of:
Further interest in VanceInfo Japan	167	—
Chosen upon additional consideration payment	4,616	—
Further interest in Solutions	795	—
Megainfo upon additional consideration payment	1,916	—
Tianchuang’s business upon initial consideration payment	203	—
Tianchuang’s business upon additional consideration payment	15	—
WIT upon initial consideration payment	214	—
WIT upon additional consideration payment	—	1,506
Kernel’s business	—	173
TP	—	6,277
Mobile services business	—	1,306
Exchange differences	528	(16)

As of December 31	15,537	24,783

11.	LONG-TERM INVESTMENT
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
The investment earnings generated from equity method investment was $20 and $69 for the years ended December 31, 2008 and 2009.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
12.	DEPOSIT FOR LAND DEVELOPMENT PROJECT
The Company has commenced the process to obtain land use rights for two pieces of land in Beijing, on which the Company plans to construct a building for use as its new corporate headquarter and research and development center. In November 2009, the Company entered into certain agreements with Zhongguancun Software Park Development Co., Ltd. (“ZSPD”), pursuant to which ZSPD agreed to develop the land in preparation for construction of the building, for an aggregate consideration of $17,473. As of December 31, 2009, the Company paid a deposit of $879 to ZSPD and expected to pay further amounts of $14,852 and $2,621 in 2010 and 2011, respectively.
13.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2008	2009

Accrued payroll and employee welfare	6,172	10,217
Accrued professional fees	735	1,525
Accrued subcontracting costs and reimbursable operating costs	1,788	5,963
Business tax payable	1,238	1,789
Outstanding cash consideration in connection with business acquisitions	3,105	1,686
Other taxes payable	382	1,192
Advance from customers	664	584
Short-term bank loan	1,466	—
Other accrued liabilities	902	1,244

Total	16,452	24,200

Short-term bank loan as of December 31, 2008 was borrowed from a PRC bank with a guarantee provided by China National Investment & Guaranty Co., Ltd. and pledge of a term deposit of $1,466 of Solutions. The loan had an annual interest rate of 5.31% and was fully repaid in 2009.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	INCOME TAXES
VanceInfo and VanceInfo BVI are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.
In 2007 and 2008, the income tax provision of the Group was made for the operations of the subsidiaries located in the PRC, VanceInfo Japan, VanceInfo US and WIT. In 2009, the income tax provision of the Group was made for the operations of the subsidiaries located in the PRC, Vanceinfo Japan, Vanceinfo US, WIT, TP HK, TP Taiwan and TP Teleservices.
Pursuant to the relevant tax rules and regulations applicable to VanceInfo Japan, VanceInfo Japan was required to provide income tax of $2, $26 and $1 for 2007, 2008 and 2009, respectively,
VanceInfo US was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2007, 2008 and 2009. WIT was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% in 2008 and 2009.
TP HK, TP Taiwan and TP Teleservices were subject to profits tax rate of 16.5% for the year of 2009.
Prior to January 1, 2008, companies established in the PRC were generally subject to a State and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing, Prosoft (a former subsidiary of the Company)and ITC(a former subsidiary of the Company) were then qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoying preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and elected to be exempted from EIT from 2005 to 2007. Prosoft and ITC were incorporated in June 2004, and have been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate in 2007. In addition, under the PRC rules and policies then effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Solutions was incorporated in 2002 and was recognized as a “key software enterprise” in 2003, and therefore, it was entitled to be exempted from EIT in 2003 and 2004, and subject to a 16.5% EIT rate from 2005 to 2007.
The other PRC subsidiaries were subject to 33% EIT for the year of 2007.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	INCOME TAXES — continued
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
VanceInfo Beijing obtained the certificate on high and new technology enterprises in 2008 and is entitled to the preferential tax rate of 7.5% from 2008 to 2010. Solutions obtained the certificate of high and new technology enterprises and was subject to 15% in 2008. Solutions was also recognized as a “key software enterprise” and therefore was subject to preferential tax rate of 10% in 2009. TP Shanghai obtained the certificate on high and new technology enterprises and was subject to 15% in 2009.
The applicable EIT rate for the other PRC subsidiaries was 25% in 2008 and 2009.
The high and new technology enterprise status is valid for three years and qualifying enterprises can then apply to renew for an additional three years provided the company’s business operations continue to qualify for high and new technology enterprise status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the high and new technology enterprise status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $1,110 and the net deferred liability balance would increase by $342, as of December 31, 2009, which would be an decrease to the income tax expenses.
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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	INCOME TAXES — continued
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
On the basis that Company is determined to be non-resident for PRC tax purpose, any dividends paid to it out of profits earned by the Company’s subsidiaries located in the PRC, which are tax resident in the PRC, after January 1, 2008 is subject to a withholding tax of 10%.
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC available for distribution to the Company are $39,617 as of December 31, 2009. The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As such, the undistributed earnings of the Company’s PRC subsidiaries are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2009.
Income tax expenses are as follows:

	For the year ended December 31,
	2007	2008	2009

Income taxes expenses:
Current	57	2,078	3,533
Deferred	117	(780)	(1,444)

Total	174	1,298	2,089

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	INCOME TAXES — continued

The principal components of deferred income taxes are as follows:

	As of December 31,
	2008	2009

Current deferred tax assets:
Allowance for doubtful accounts	34	96
Accrued compensation related	251	1,301
Net operating loss carry forwards	—	76

	285	1,473

Non-current deferred tax assets:
Net operating loss carry forwards	219	172
Property and equipment	70	130
Valuation allowance	(219)	(172)

	70	130

Net deferred tax assets	355	1,603

Non-current deferred tax liabilities:
Intangible assets	(673)	(1,322)
Property and equipment	(134)	(136)

	(807)	(1,458)

Net deferred tax liabilities	(807)	(1,458)

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	INCOME TAXES — continued
For the purpose of balance sheet presentation, certain deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of December 31,
	2008	2009

Current deferred tax assets:
Allowance for doubtful accounts	34	96
Accrued compensation related	251	1,301
Net operating loss carry forwards	—	76

Total current deferred tax assets	285	1,473

Non-current deferred tax assets:
Net operating loss carry forwards	219	172
Property and equipment	70	130
Valuation allowance	(219)	(172)

Total non-current deferred tax assets	70	130

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	(673)	(1,322)
Property and equipment	(134)	(136)

Total non-current deferred tax liabilities	(807)	(1,458)

Non-current deferred tax liabilities, net	(737)	(1,328)

A valuation allowance has been recognized for net operating losses carry forwards of certain subsidiaries and the variable interest entity of the Group, because the Group does not believe these entities can generate future taxable income to recognize the income tax benefit. Net operating losses totaled $902 as of December 31, 2008 which included $831 expiring on various dates throughout 2013 and the remaining amounts will carry forward indefinitely. Net operating losses totaled $1,265 as of December 31, 2009 will be expired on various dates throughout 2014.
The valuation allowance decreased in 2009 from 2008 following the deregistration of Magainfo in January 2009.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
14.	INCOME TAXES — continued
A reconciliation between the statutory PRC enterprise income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2007	2008	2009
	%	%	%

Statutory tax rate in PRC	33.00	25.00	25.00
Changes in valuation allowances	2.05	(0.45)	(0.20)
Effect of income tax rate differences of subsidiaries operating with different tax jurisdictions	(12.32)	(10.30)	(8.57)
Effect of change in enacted tax rate in PRC	1.32	—	—
Effect of tax holidays enjoyed by PRC subsidiaries	(22.27)	(6.79)	(7.38)

Effective tax rate	1.78	7.46	8.85

During the years ended December 31, 2007, 2008 and 2009, if the Company’s subsidiaries and variable interest entity in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, additional income tax expense and the effect on net income per share amounts would be as follows:

	For the year ended December 31,
	2007	2008	2009

Increases in income tax expense	2,181	1,180	1,735
Reduction in net income per ordinary share-basic	0.07	0.03	0.05
Reduction in net income per Series A convertible redeemable preferred share-basic	0.08	N/A	N/A
Reduction in net income per Series B-1 convertible redeemable preferred share-basic	0.08	N/A	N/A
Reduction in net income per Series B-2 convertible redeemable preferred share-basic	0.09	N/A	N/A
Reduction in net income per Series B-3 convertible redeemable preferred share-basic	0.07	N/A	N/A
Reduction in net income per ordinary share-diluted	0.06	0.03	0.04

The Group did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2009. The Group does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2009, except for new acquisitions, if any, occur in the period.
The Group has various tax years from 2003 to 2009 which remain open in various tax jurisdictions.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
15.	NET INCOME PER SHARE
The calculation of the net income per share is as follows:

	For the year ended December 31,
	2007		2008		2009

Net income attributable to holders of ordinary shares	8,937		16,173		21,508
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(632)		—		—

Numerator used in basic and diluted net income per share:
Net income allocated for computing net income per ordinary share-basic	2,558	(i)	16,173		21,508

Net income allocated for computing net income per Series A convertible redeemable preferred share-basic	2,716	(i)	N/A		N/A

Net income allocated for computing net income per Series B-1 convertible redeemable preferred share-basic	1,147	(i)	N/A		N/A

Series B-2 convertible redeemable preferred share-basic	3,131	(i)	N/A		N/A

Series B-3 convertible redeemable preferred share-basic	17	(i)	N/A		N/A

Net income allocated for computing net income per ordinary share-diluted	2,558		16,173		21,508

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	11,426,183		37,276,306(ii)		38,389,495(ii)

Weighted average shares outstanding used in computing net income per Series A convertible redeemable preferred share-basic	6,860,247		N/A		N/A

Weighted average shares outstanding used in computing net income per Series B-1 convertible redeemable preferred share-basic	2,867,123		N/A		N/A

Weighted average shares outstanding used in computing net income per Series B-2 convertible redeemable preferred share-basic	6,117,988		N/A		N/A

Weighted average shares outstanding used in computing net income per Series B-3 convertible redeemable preferred share-basic	77,704		N/A		N/A

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	13,446,087	(iii)	40,695,982	(iii)	41,576,217	(iii)

Net income per ordinary share-basic	0.22		0.43		0.56

Net income per Series A convertible redeemable preferred share-basic	0.40		N/A		N/A

Net income per Series B-1 convertible redeemable preferred share-basic	0.40		N/A		N/A

Net income per Series B-2 convertible redeemable preferred share-basic	0.51		N/A		N/A

Net income per Series B-3 convertible redeemable preferred share-basic	0.22		N/A		N/A

Net income per ordinary share-diluted	0.19		0.40		0.52

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
15.	NET INCOME PER SHARE — continued
(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A convertible redeemable preferred share-basic also contained the deemed dividend for accretion of the redemption premium.
(ii)	In June 2008, the Company issued 2,000,000 ordinary shares for future delivery to employees and non-employees upon exercise of vested stock options or grant of nonvested shares. 219,196 and 1,211,897 shares were transferred to the relevant employees in 2008 and 2009 respectively. Accordingly, the remaining shares outstanding during the years were excluded in computation of basic net income per share in 2008 and 2009.
(iii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2007, 2008 and 2009 as their effects would have been anti-dilutive. For year 2007, such outstanding securities consisted of Series A convertible redeemable preferred shares of a weighted average number of 6,860,247, Series B-1 and B-2 convertible redeemable preferred shares of a weighted average number of 8,985,111, warrants to purchase a weighted average number of 190,570 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 1,045,027. For year 2008 and 2009, such outstanding securities consisted of stock options of a weighted average number of 562,717 and 661,234.
A weighted average number of 78,928, 319,584 and 36,493 contingently issuable ordinary shares in connection with business acquisitions were included in the computation of diluted net income per share in year 2007, 2008 and 2009, respectively.
The calculation of the weighted average number of ordinary shares in 2007, 2008 and 2009 for the purpose of diluted net income per share has included the effect of stock options and nonvested shares of a weighted average number of 3,025,849, 4,909,091 and 4,406,820 which gives rise to an incremental weighted average number of 1,793,342, 3,100,092 and 3,150,229 ordinary shares from the assumed conversion of these stock options and nonvested shares using the treasury stock method, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
16.	SHARES-BASED COMPENSATION
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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
16.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors
During the years ended December 31, 2007, 2008 and 2009, the Company granted a total of 2,468,050, 1,336,200 and 146,000 share options to employees and non-employee directors at an exercise price ranging from $3.00 to $9.00 per share, $4.70 to $8.92 and $4.58 to $14.69 per share, respectively.
The following table summarizes information regarding the stock options granted:

			Weighted	Weighted
			average	average
		Weighted	fair value	intrinsic
		average	per ordinary	value per
	Options	exercise price	share at the	option at the
Quarter ended	granted	per option	grant dates	grant dates

March 31, 2007	777,570	3.32	1.65	—
June 30, 2007	622,016	4.44	1.92	—
September 30, 2007	631,464	7.22	3.87	—
December 31, 2007	437,000	9.00	6.50	—
March 31, 2008	540,000	5.44	5.44	—
June 30, 2008	60,200	6.68	6.68	—
September 30, 2008	162,000	8.58	8.58	—
December 31, 2008	574,000	4.94	4.94	—
March 31, 2009	48,000	4.58	4.58	—
June 30, 2009	15,000	5.00	5.00	—
September 30, 2009	39,500	11.00	11.00	—
December 31, 2009	43,500	14.69	14.69	—

Total	3,950,250

			Weighted
		Weighted	average fair value
		average	per option
	Number of	exercise price	at the
	options	per option	grant dates

Outstanding at January 1, 2007	2,875,350	0.86	0.76
Granted	2,468,050	5.61	0.78
Forfeited	(217,843)	4.43	1.10

Outstanding at December 31, 2007	5,125,557	3.00	0.73
Granted	1,336,200	5.70	1.70
Forfeited	(307,018)	5.66	1.06
Exercised	(215,696)	1.40	0.80

Outstanding at December 31, 2008	5,939,043	3.51	0.93
Granted	146,000	9.37	3.32
Forfeited	(482,868)	5.60	0.98
Exercised	(1,204,280)	3.49	0.93

Outstanding at December 31, 2009	4,397,895	3.49	1.01

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
16.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors - continued
The following table summarizes information with respect to stock options outstanding as of December 31, 2009:

		Options outstanding			Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	exercise	value as of		exercise	value as of
	Number	contractual	price per	December 31,	Number	price per	December 31,
	outstanding	life	option	2009	exercisable	option	2009

Ordinary shares	4,397,895	5.40	3.49	69,155	2,523,605	2.19	42,962

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was nil, $1,617 and $12,527, respectively.
The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2007	2008	2009

Options	0.25-2.48	1.43-2.55	1.60-5.30
The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For the year ended December 31,
	2007	2008	2009

Risk-free interest rate of return	4.39%-5.36%	3.18%-4.15%	2.62%-3.62%
Expected term	4.1-6.1 years	2.72-3.61 years	3.61 years
Volatility	38.9%-50.3%	36.0%-40.8%	40.8%-44.7%
Dividend yield	—	—	—
(1)	Volatility
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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
16.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors — continued
(3)	Expected term
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
The Group recorded share-based compensation of $996, $1,308 and $1,311 for options granted to employees and non-employee directors for the year ended December 31, 2007, 2008 and 2009, respectively, using the graded vesting attribution method.
There was $1,110 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2009. The expense is expected to be recognized over a weighted-average period of 1.34 years according to the graded vesting schedule.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
16.	SHARES-BASED COMPENSATION — continued
II. Nonvested Shares
In 2007, 2008 and 2009, the Company granted 20,000, 17,480 and 89,874 nonvested ordinary shares, respectively, to employees under 2007 Share Incentive Plan. The nonvested shares will vest first 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.
A summary of the nonvested shares activity is as follows:

		Weighted
	Weighted	average fair value
	number of	per ordinary
	nonvested	share at the
	shares	grant dates
Outstanding at January 1, 2007	—	—
Granted	20,000	8.73

Outstanding at December 31, 2007	20,000	8.73
Granted	17,480	5.83
Vested	(3,500)	8.56
Forfeited	(6,000)	9.15

Outstanding at January 1, 2009	27,980	7.80
Granted	89,874	7.89
Vested	(7,617)	7.08
Forfeited	(2,167)	9.80

Outstanding at December 31, 2009	108,070	7.64

The total fair value of nonvested shares vested during the years ended December 31, 2007, 2008 and 2009 was nil, $18 and $128, respectively.
The Company recorded compensation expenses based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The fair value of the nonvested shares on the grant date was the closing market price of the ordinary shares as of the date. For nonvested share granted in 2007, 2008 and 2009, the fair value at the date of grant ranged from $4.75 to $14.69. The related compensation expense in 2007 is insignificant and the Company recorded $83 and $254 related compensation expenses in 2008 and 2009 respectively.
There was $430 of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2009. The expense is expected to be recognized over a weighted-average period of 3.18 years according to the graded vesting schedule.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
17.	ORDINARY SHARES ISSUANCE AND REPURCHASE
As of January 1, 2007, the Company had 8,696,219 ordinary shares issued and outstanding.
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
In June 2008, the Company issued 2,000,000 ordinary shares for future delivery to the employees and non-employees upon exercises of vested stock options or grant of nonvested shares as set out in Note 16.
In June 2008, the Company issued 58,348 ordinary shares to NEC System Technology Limited as part of the consideration for the acquisition of the additional equity interest of Solutions as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
17.	ORDINARY SHARES — continued
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
In March 2009, ADSs representing 2,800 shares were repurchased for a total consideration of $13 from the open market. The repurchased ADSs were to be used for subsequent delivery to the employees and non-employees upon exercises of vested stock options or grant of nonvested shares.
In July 2009, the Company completed a share offering of 345,000 ordinary shares for total proceeds of $3,624, net of offering costs of $976.
In October 2009, the Company issued 106,820, 106,820, 106,820 ordinary shares to Cypress Hill Holdings Limited, Fortune Sea International Limited and Million International Limited respectively as a part of the additional consideration for the acquisition of Chosen as set out in Note 4.
In October 2009, the Company issued 95,590 ordinary shares to Wireless Info Tech Limited as a part of the additional consideration for the acquisition of WIT as set out in Note 4.
In October 2009, the Company issued 6,163 ordinary shares to Xiang Liu as a part of the consideration for the acquisition of Kernel as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES
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
Dividends
Holders of Series A Shares are entitled to receive dividends at the rate of eight percent (8%) of its issue price after dividend payment on Series B Shares (set out below in Note 18). Dividend is payable upon declaration by the board of directors and is noncumulative.
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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
Series A Convertible Redeemable Preferred Shares — continued
Redemption
The Series A Shares are redeemable at the option of the holders 60 days after the Company has redeemed Series B Shares, if not previously converted, for an amount equal to (original issue price of Series A Shares x 108% N) plus all declared but unpaid dividends. N refers to a fraction the numerator of which is the number of calendar days between March 10, 2005 and the redemption date and the denominator of which is 365.
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
Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares
On May 2, 2006, the Company issued 2,990,000 Series B-1 convertible redeemable preferred shares (“Series B-1 Shares”), 6,380,188 Series B-2 convertible redeemable preferred shares (“Series B-2 Shares”) and warrants (Note 19) to purchase Series B-3 convertible redeemable preferred shares (“Series B-3 Shares”) to a group of third party investors for a total amount of $25,078 (after issuance cost, net proceeds of $24,309). The group of investors had identical shareholding percentages in Series B-1 and Series B-2 Shares.
The Company had also authorized 1,000,000 Series B-3 Shares for the warrants set out in Note 19. Series B-1, Series B-2 and Series B-3 Shares are jointly referred as “Series B Shares” with the same terms unless otherwise noted. Series B Shares had par value of $0.001, while Series B-1 Shares issuance price was $2.20 and Series B-2 Shares issuance price was $2.8996.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares - continued
The rights, preferences and privileges with respect to the Series B Shares were as follows:
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
Redemption
The Series B Shares are redeemable at the option of the holders of the Series B any time after the fourth anniversary of issuance date, if not previously converted, for an amount equal to the greater of: (x) one hundred percent (100%) of the applicable Series B-1/B-2/B-3 Shares issue price, plus all dividends accrued but unpaid and (y) the fair value of the Series B-1/B-2/B-3 Shares to be determined by an independent appraisal.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
18.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
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
19.	WARRANTS
In May 2006, in connection with the issuance of Series B-1 Shares and Series B-2 Shares, the Company granted warrants to Series B-1 and B-2 investors to purchase up to $2,000 of Series B-3 Shares at the exercise price of $2.8996 per share, which represented 689,750 Series B-3 Shares. Key terms of Series B-3 Shares are set out in 18. Other than exercising for cash, the investor also had an option to receive a reduced number of shares in direct proportion to the fair value of Series B-3 Shares (“Net Settlement Option”). The warrants were exercisable upon issuance and were void upon the Company’s completion of IPO.
Management had classified the warrants as a liability because exercise of the warrants would result in the delivery of redeemable preferred shares.
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

As of
date of grant

Risk-free rate of return	5.24%
Expected remaining life of the warrants	2.17 year
Volatility	38.0%
Expected dividend yield	0%

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
19.	WARRANTS — continued
(1)	Volatility
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
On August 3, 2007, the Company’s shareholders passed a resolution of amendments to the Company’s amended and restated memorandum and Articles of Association to remove the redemption rights of Series B-3 Shares as set out in Note 18. Therefore, as of August 3, 2007 the warrants no longer qualified as a liability and the carrying amount of $1,260, which was the fair value of the warrant as of the date, was transferred to shareholders equity.
The change in fair value of $405 and $357 was recorded in the condensed consolidated statements of operations for the years ended December 31, 2006 and 2007, respectively.
In November 2007, certain holders exercised their warrants to purchase an aggregate of 607,238 Series B-3 preference shares at an exercise price of US$2.8996 per share as set out in Note 18.
The remaining holder of the warrants exercised all of their warrants with Net Settlement Option to acquire Series B-3 preference shares of 54,365 in December 2007 immediately before the IPO.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
20.	MAINLAND CHINA CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $3,009, $4,780 and $7,219 for the years ended December 31, 2007, 2008 and 2009, respectively.
21.	STATUTORY RESERVES
PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Group’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Group’s PRC subsidiaries were $869, $392 and $991 for the years ended December 31, 2007, 2008 and 2009, respectively.
22.	CONTINGENT CONSIDERATIONS FOR BUSINESS ACQUISITIONS
In connection with the acquisition of WIT, other than the initial consideration of $1,080 in cash, and the second consideration of $974 in cash and $532 in ordinary shares of the Company, the Company agreed to pay additional considerations up to $2,896 in cash and ordinary shares with a value of up to $2,168 contingent upon the attainment of the earnings objectives for the thirty-month period ending March 31, 2011.
In connection with the acquisition of TP, other than the consideration of $817 in cash and $520 in ordinary shares recorded by the Company during 2009, the Company agreed to pay additional considerations up to $4,679 in cash and $3,675 in ordinary shares which are contingent upon the attainment of the earnings objectives for the twenty-four-month period ending December 31, 2011.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
23.	LITIGATION THREAT AGAINST THE COMPANY
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
The letter states that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng, including Long March Launch Vehicle Technology Co., Ltd., or Long March, to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. The Company believes that Long March owned a 70% equity interest in Heteng in August 2004. The letter does not specify the amount of any claimed damages or costs. As of the date of December 31, 2009, the Company had not received any notices of claims from any other investors in Heteng, including Long March.
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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
23.	LITIGATION THREAT AGAINST THE COMPANY — continued
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
24.	COMMITMENTS
(i)	Operating lease commitments
The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2014 and are renewable upon negotiation. Rental expense under operating leases was $2,840, $4,865 and $6,573 for the years ended December 31, 2007, 2008 and 2009, respectively.
Future minimum lease payments under such non-cancelable leases as of December 31, 2009 are as follows:

2010	5,129
2011	3,536
2012	1,956
2013	1,042
2014	337
2015	168

12,168

(ii)	Purchase commitments
As of December 31, 2009, $75 was contractually committed by the Group for purchases of equipment and leasehold improvements, $70 in 2010 and $5 in 2012.
As set out in Note 12, the Company has committed to pay $14,852 and $2,621 in 2010 and 2011, respectively, pursuant certain land development agreements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share, share related data and otherwise stated)
25.	RELATED PARTY TRANSACTIONS
The Group had the following significant transactions with related parties in addition to the disclosures in Notes 16, 17, 18 and 19:
The Group provided system development services to Shenzhen Taitai Pharmaceutical Co., Ltd (“Taitai”), an affiliate of Inno Global Investment Limited, a principal shareholder of the Company. The Group recognized $38, nil and nil revenue for these transactions for the years ended December 31, 2007, 2008 and 2009, respectively. The accounts receivable balances from Taitai were nil as of December 31, 2007, 2008 and 2009, respectively.
The Group provided various IT services to Lenovo (Beijing) Co., Ltd., Beijing Lenovo Software Co., Ltd., Shanghai Lenovo Electronic Co., Ltd. and Lenovo (Dalian) Technologies Service Co., Ltd. (collectively “Lenovo”), affiliates of LC Fund III, a principal shareholder of the Company. The Group recognized $940, $1,750 and $2,357 revenue for these transactions for the years ended December 31, 2007, 2008 and 2009, respectively. The accounts receivable balances from Lenovo were $363 and $1,043 as of December 31, 2008 and 2009, respectively. The advance from customer balances from Lenovo were nil and $7 as of December 31, 2008 and 2009, respectively.
The Group provided system testing services to A-IT (Shanghai) Software Services Co., Ltd. (“AIT”), a subsidiary of Link Result Limited, an equity method investment of the Company. The Group recognized nil, $40 and nil revenue for these transactions for the years ended December 31, 2007, 2008 and 2009, respectively. The accounts receivable balances from AIT were nil, $40 and nil as of December 31, 2007, 2008 and 2009, respectively.
26.	SUBSEQUENT EVENTS
The Group has evaluated all events subsequent to December 31, 2009 through the date of issuance of these consolidated financial statements, April 30, 2010.
Strategic Investment in Financial Service Solutions Provider
In February 2010, VanceInfo, through one of its subsidiaries, made an investment in Beijing Viatt Information Technology Co. Ltd (“Viatt”), an IT services and solution provider for Chinese domestic financial institutions. Under the terms of the investment agreement, VanceInfo made a loan of approximately $400, which is convertible into a 20% equity interest in Viatt with an exclusive right to acquire the remaining 80% of the equity in the next 12 to 18 months at VanceInfo’s sole discretion.
Acquisition of Mobi business
In March 2010, the Group acquired the business from Beijing Mobitech Software Co. Ltd., a China-based mobile software development service provider, with a consideration of $281.