Form 20-F
period 2010-12-31
VanceInfo Technologies Inc.
filed 2011-05-11
CIK 1417961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
For the transition period from ________ to ________
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
44,556,910 ordinary shares, par value US$0.001 per share, as of December 31, 2010.
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
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

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“attrition rate”, with respect to an information technology, or IT service company or its business unit during a specified period, refers to the ratio of the number of professionals that have left that company during the period, excluding employees employed for less than six months, to the number of full-time professionals that were on that company’s payroll at the ending date of the same period;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
•	“DCM Funds” refers to DCM IV, L.P. and DCM Affiliates Fund IV, L.P.;
•	“Greater China” refers to the People’s Republic of China, including, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
•	“Huawei” refers to Huawei Technologies Co., Ltd. and certain of its affiliates;
•	“IBM” refers to International Business Machines China Company Limited, IBM Global Services (China) Company Limited and IBM Solution and Services (Shenzhen) Co., Ltd.;
•	“Microsoft” refers to Microsoft Corporation, Microsoft (China) Co., Ltd., and Microsoft Development Co., Ltd.;
•	“professionals”, with respect to an IT service company, refer to employees executing IT services for its clients;
•	“Sequoia Funds” refers to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P.;
•	“TIBCO” refers to TIBCO Software Inc.;
•	“US$,” “U.S. dollar” or “$” refers to the legal currency of the United States;
•	“we,” “us,” “our company,” “our” and “VanceInfo” refer to VanceInfo Technologies Inc. , a Cayman Islands company, its predecessor, the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., its subsidiaries and its variable interest entity, Shanghai Megainfo Tech Co., Ltd., or Megainfo, before its liquidation in January 2009;
•	all shares and per share data have been adjusted to reflect a 100-for-1 split that became effective on March 10, 2005 and a further 10-for-1 split that became effective on November 3, 2005; and
•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entity are denominated in Renminbi, or RMB, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 29, 2011, the noon buying rate was RMB6.4900 to US$1.00.
This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, and consolidated balance sheet data as of December 31, 2009 and 2010.
We and certain selling shareholders of our company completed the initial public offering of 8,797,500 ADSs, each representing one ordinary share, par value US$0.001 per share, on December 17, 2007. In December 2007, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “VIT.”
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains statements of a forward-looking nature. These statements relate to events involving known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to”, “could”, “potential”, “should”, “would” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:
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

This annual report on Form 20-F also contains estimates, projections and statistical data related to the IT services market in China. This market data, including data from International Data Corporation, or IDC, an independent market research firm, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. You should not place undue reliance on these forward-looking statements.
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
The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010, reflecting the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“ASC Topic 810-10-65”) on January 1, 2009, retrospectively, have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2007, reflecting the adoption of ASC Topic 810-10-65, have been derived from our audited consolidated financial statements for 2007, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2008, reflecting the adoption of ASC Topic 810-10-65, have been derived from our audited consolidated financial statements for 2008, which are not included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2006, except for the impact of adoption of ASC Topic 810-10-65 which were reflected in this annual report, have been derived from our audited financial statements for 2006, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2006 and 2007, except for the impact of adoption of ASC Topic 810-10-65 which were reflected in this annual report, have been derived from our audited financial statements for 2006 and 2007, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The historical results are not necessarily indicative of results to be expected in any future period.

	VanceInfo
	For the Year Ended December 31,
	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	2009	2010
	(in US$ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	29,051	62,714	102,663	148,066	211,550
Cost of revenues(1)	(17,961)	(38,544)	(62,911)	(92,171)	(132,984)

Gross profit	11,090	24,170	39,752	55,895	78,566

Selling, general and administrative expenses(1)	(6,821)	(16,180)	(25,905)	(34,710)	(51,901)

Total operating expenses(1)	(6,821)	(16,180)	(25,905)	(34,710)	(51,901)
Change in fair value of contingent consideration payable for business acquisitions	—	—	—	(62)	221
Other operating income	54	860	858	1,754	4,985

Income from operations	4,323	8,850	14,705	22,877	31,871
Net income	4,411	9,621	16,089	21,508	29,863
Net (income)/loss attributable to noncontrolling interest	(35)	(52)	84	—	—
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	(611)	(632)	—	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	3,765	8,937	16,173	21,508	29,863

Income per ordinary share:
Basic	$0.08	$0.22	$0.43	$0.56	$0.74
Diluted	$0.07	$0.19	$0.40	$0.52	$0.69
Income per ADS:
Basic	$0.08	$0.22	$0.43	$0.56	$0.74
Diluted	$0.07	$0.19	$0.40	$0.52	$0.69
Weighted average ordinary shares used in calculating net income per ordinary share:
Basic	9,605,507	11,426,183	37,276,306	38,389,495	40,298,060
Diluted	10,205,449	13,446,087	40,695,982	41,576,217	43,406,080

	VanceInfo
	For the Year Ended December 31,
	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	2009	2010

Other Consolidated Financial Data
Gross margin(2)	38.2%	38.5%	38.7%	37.8%	37.1%
Operating margin(3)	14.9	14.1	14.3	15.5	15.1
Net margin(4)	15.2%	15.3%	15.7%	14.5%	14.1%

(1)	Includes share-based compensation expenses as follows:

	VanceInfo
	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands)
Share-based compensation expenses included in:
Cost of revenues	(45)	(111)	(265)	(313)	(492)
Selling, general and administrative expenses	(668)	(885)	(1,126)	(1,252)	(2,755)
Total operating expenses	(668)	(885)	(1,126)	(1,252)	(2,755)

(2)	Gross margin represents gross profit as a percentage of net revenues.

(3)	Operating margin represents income from operations as a percentage of net revenues.

(4)	Net margin represents net income as a percentage of net revenues.

	As of December 31,
	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	2009	2010
	(in US$ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	20,565	76,835	79,963	64,057	161,265
Term deposits and short-term investments	—	1,371	1,466	22,122	18,208
Accounts receivable	11,815	24,708	36,827	60,524	85,437
Total assets	42,044	129,076	155,451	205,191	351,639
Total liabilities	5,583	18,068	23,948	42,629	55,472
Convertible redeemable preferred shares	31,648	—	—	—	—
Shareholders’ equity	4,813	110,008	131,503	162,562	296,167
Total liabilities, convertible redeemable preferred shares and shareholders’ equity	42,044	129,076	155,451	205,191	351,639

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
As of December 31, 2010, substantially all of our net revenues were derived from clients headquartered in Greater China, the United States, Europe and Japan. These economies continue to be impacted by the recent global economic downturn, which have had some adverse effects on our business and results of operations in 2010, including increased pricing pressures from some of our clients and some delays in obtaining new projects from existing clients. Furthermore, the recent earthquake and tsunami that occurred in Japan in March 2011 have caused substantial damage and has threatened to send the Japanese economy into a recession. As of the date of this annual report, the extent to which the earthquake and tsunami will affect Japanese’s economy and the global economy still remains unclear. However, we have seen a slowdown in the increase of our net revenues derived from the Japanese clients in the first quarter of 2011 due to the impact from the earthquake and tsunami. If there are adverse changes to the macro-economic conditions of our or our key clients’ key markets, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and our utilization and billing rates for our professionals could decline, which could have a material adverse effect on our business and operating results.
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
We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. In 2010, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 37.8% of our net revenues. Our top five clients accounted for approximately 53.8%, 56.3% and 55.5% of our net revenues in 2008, 2009 and 2010, respectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable.
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
For the years ended December 31, 2008, 2009 and 2010, a majority of our net revenues were derived from clients in the telecommunications and high technology industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource research and development services, or R&D services, enterprise solutions, application development and maintenance, or ADM, quality assurance and testing, globalization and localization and other IT services. A downturn in any of our targeted industries, particularly the telecommunications and high technology industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations which restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.
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
The market for IT services is highly competitive and we expect competition to increase due to a number of factors. We believe that the principal competitive factors in our markets are industry experience, quality of the services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:
•	other China-based IT services companies, such as, Chinasoft International Ltd., or Chinasoft International, HiSoft Technology International Limited, or Hisoft, Neusoft Group Ltd., or Neusoft, SinoCom Software Group Limited, or SinoCom, iSoftStone Holdings Limited, or iSoftStone, and Camelot Information Systems Inc., or Camelot;
•	Indian IT services companies, such as Cognizant Technology Solutions Corp., or Cognizant, HCL Technologies Ltd., or HCL, Infosys Technologies Ltd., or Infosys, Tata Consultancy Services Ltd., or TCS, and Wipro Technologies, or Wipro;
•	in-house IT departments of large corporations; and
•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe.
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
Our clients are not obligated for any long-term commitments to us. Many of our MSAs are either renewable for one-year period or have no fixed terms, and our SOWs are typically project-based and are generally valid for not more than one year. In addition, our clients can terminate many of our MSAs and SOWs with or without cause, and in most cases without any cancellation charge. Some of our MSAs specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. If any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues. Most of the MSAs we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workmen’s compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. We have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2010 to October 13, 2011, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2010 to October 13, 2011, but we still do not satisfy the contractual requirement of certain of our key clients. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these MSAs.
Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenues as a percentage of revenues, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate MSAs makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenues.
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
We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew to US$211.6 million in 2010 from US$15.5 million in 2005. Since 2005, we have completed a number of acquisitions and established or acquired a number of offices in Greater China, the United States, Europe, Japan and Malaysia. We have also set up a number of CDCs. As of December 31, 2010, we had 9,827 professionals, as compared to 1,015 professionals as of December 31, 2005. We are actively looking at additional locations to establish new offices and expand our current offices and CDCs. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
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
Historically, we have expanded our service capabilities and gained new clients through selective acquisitions such as our acquisitions of Shanghai VanceInfo Technologies Limited, or Shanghai VanceInfo, Beijing Chosen Technology Co., Ltd., or Chosen, TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited, TP (Hong Kong) Limited, or TP Hong Kong, and TP Software Technology (Shanghai) Co., Ltd., or TP Shanghai (together with TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited and TP Hong Kong, the “TP Companies”), Link Result Limited, or Link Result, Beijing Viatt Information Technology Co. Ltd., or Beijing Viatt, Lifewood Technology Limited, or Lifewood Technology, Lifewood Data Technology Limited, or Lifewood Data, Lifewood Data Technology (Shenzhen) Limited, or Lifewood Shenzhen, and Lifewood Data Technology (Dongguan) Limited, or Lifewood Dongguan (together with Lifewood Technology, Lifewood Data and Lifewood Shenzhen, the “Lifewood Companies”) in the past. Our growth strategy involves gaining new clients and expanding our service lines, both organically and through strategic acquisitions. Our ability to successfully integrate an acquired entity and its operations may be adversely affected by a number of factors. These factors include:
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
Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Chris Shuning Chen, our founder, chairman and chief executive officer. In addition, we rely on David Lifeng Chen, our executive vice chairman and co-president, Sidney Xuande Huang, our co-president and chief financial officer, Frances Hong Zhang, our chief operating officer, Junbo Liu, our chief business development officer, Jeff Jian Wu, our chief globalization officer, Stanley Ying Zhou, our chief administrative officer, and Howard Hao Yu, one of our executive vice presidents, to run our business operations. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. We may incur additional expenses to recruit, train and retain personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

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
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. Although we have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2010 to October 13, 2011, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2010 to October 13, 2011, the successful assertion of one or more large claims against us could still have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
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
We may be exposed to legal proceedings, which, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.
From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. In November 2010, Jonathan Jianguo Jiang, or Jiang, filed an action naming us, our subsidiary VanceInfo Technologies Inc., a Delaware corporation, or VanceInfo US, and our executives Chris Shuning Chen and David Lifeng Chen as defendants in the Superior Court of California, County of San Mateo. See Item 8, “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” This action and any future legal proceedings against us may divert our management’s attention regardless of the final results of the legal proceedings. Furthermore, these proceedings, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.

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
In November 2009, we entered into agreements with a Beijing-based developer regarding our proposed acquisition of the use right to two parcels of land with 37,492 square meters of permitted floor space in Zhongguancun Software Park, Haidian District, Beijing. We have paid approximately US$18.0 million relating to the land use right as of December 31, 2010. Currently, the necessary governmental permits are being applied for. Given this initial application stage, there is significant uncertainty regarding whether or when these governmental permits will be obtained. If we fail to timely acquire the land use right and obtain the relevant governmental permits, we may not be able to timely build our office premises on these parcels of land as planned and our expansion plan may be affected. In addition, we plan to move our headquarters and research and development center to the new office premises built on these parcels of land in the future. Due to the concentration of our operations, any future problem in our facilities such as loss of power or earthquake may limit our ability to conduct our business.
If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which could adversely affect the market price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in December 2007. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to this annual report on Form 20-F for the fiscal year ended December 31, 2010.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Our independent registered public accounting firm has issued an audit report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2010. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
We may also be liable to our clients for disruption in service resulting from such damage or destruction. We have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2010 to October 13, 2011, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2010 to October 13, 2011, but our insurance coverage may not be sufficient. Prolonged disruption of our services as a result of natural disasters or other events would also entitle our clients to terminate their contracts with us.

Our business could be adversely affected by the effects of H1N1, or swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. An outbreak of swine flu in Mexico and the United States in the summer of 2009 has spread to China and human cases of swine flu were and continue to be discovered in China. Any prolonged occurrence of swine flu, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, and the sickness or death of our key officers and employees. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Fluctuations in exchange rates could adversely affect our business.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how it may change again.
As a majority of our costs and expenses are denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues primarily in Renminbi, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We also receive a portion of our revenues in Hong Kong Dollar, Japanese Yen and Euro. Any significant depreciation of the Hong Kong Dollar, Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect our revenues in Renminbi or U.S. dollar terms, respectively.
Furthermore, the value of our shares may be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while our shares are traded in U.S. dollars. Depreciation of the value of the U.S. dollar will also reduce the value of the cash we hold in U.S. dollars, which we may use for purposes of future acquisitions or other business expansion.

We incurred net foreign exchange losses of US$32,000, US$93,000, US$119,000 and US$1.0 million in 2005, 2006, 2009 and 2010, respectively. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions, except for a forward exchange contract to purchase US$5 million for JPY448.75 million in October 2010 and a forward exchange contract to purchase US$5 million for JPY432.5 million in July 2011. Accordingly, we still cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”
If tax benefits currently available to our subsidiaries are reduced or repealed, our business and results of operations could suffer.
Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, Beijing Prosoft Software Technology Co., Ltd., or Prosoft, which was liquidated in December 2008, and Beijing Innovation Technology Co., Ltd., or ITC, which was sold in February 2008, were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was entitled to enjoy a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were entitled to enjoy a 7.5% EIT rate from 2007 to 2009.
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

VanceInfo Beijing was qualified as a “high and new technology enterprise” with a valid term of three years in December 2008 and is entitled to the preferential EIT rate of 7.5% from 2008 to 2010. On April 21, 2010, the State Administration of Taxation issued the Notice on Further Clarifying the Implementation Criteria of Preferential Policies on Enterprise Income Tax during the Transitional Period, or Circular 157, which provides additional guidance on the interaction of certain preferential tax rates under the transitional rules of the new EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise was in a tax holiday period, when it was entitled to a 50% reduction in the EIT rate and it was also entitled to a 15% preferential EIT rate for a high and new technology enterprise, it would be entitled to pay EIT at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable EIT rate (in terms of a foreign-invested high and new technology enterprise located in the Beijing New Industry Development Pilot Zone such as VanceInfo Beijing, 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to high and new technology enterprises in Beijing New Industry Development Pilot Zone. Therefore, VanceInfo Beijing’s current tax rate remained unchanged. However, if the relevant tax authorities issue more guidance on the implementation of Circular 157 or implementing Circular 157 more strictly in the future, VanceInfo Beijing’s effective tax rate may increase. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential EIT rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to enjoy a 10% preferential EIT rate in 2009. Shanghai Vanceinfo was entitled to enjoy a 15% preferential EIT rate in 2010 due to its status as a “high and new technology enterprise.” TP Shanghai, which we acquired in July 2009, was qualified as a “high and new technology enterprise” in December 2008 with a valid term of three years and is entitled to the preferential tax rate of 15% in 2009 and 2010. Nanjing VanceInfo Creative Software Technology Limited, or Nanjing VanceInfo, was recognized as a “software enterprise” in 2009 and was entitled to be exempted from EIT in 2009 and 2010 and a 50% reduction of its applicable EIT rate with the reduced applicable EIT rate of 12.5% from 2011 to 2013. A-IT (Shanghai) Software Services Co., Ltd., or A-IT Shanghai, became one of our wholly owned subsidiaries in 2010. A-IT Shanghai was incorporated in 2002 and was recognized as a “software enterprise” in 2007, and therefore, it was entitled to be exempted from EIT in 2007 and 2008, and was entitled to a 50% tax reduction of its applicable EIT rate with the reduced applicable EIT rate of 10%, 11%, and 12% in 2009, 2010, and 2011, respectively. However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification; continued qualification as a “key software enterprise under the State plan” or “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authorities will not revoke our subsidiaries’ “high and new technology enterprise”, “key software enterprise under the State plan”, or “software enterprise” statuses in the future. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations.
In addition, pursuant to relevant tax rules, each of VanceInfo Beijing, Shanghai VanceInfo, VanceInfo Technologies Limited, or VanceInfo Tianjin, Shanghai VanceInfo Creative Software Technology Limited, or VanceInfo Shanghai Creative, Nanjing VanceInfo, A-IT Shanghai, Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, and TP Shanghai, may enjoy exemption from business tax with respect to the software development business and related technology consultancy services that it engages in, which falls under the definition of technology development business. Expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

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
Substantially all of our business operations are currently conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. In addition, the PRC economy has shown signs of inflation in recent periods. In order to control inflation, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth and could materially and adversely affect our business and prospects. Furthermore, the current global economic crisis is adversely affecting the economy in the U.S. and many other countries and regions around the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and market demand for our IT services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.
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
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, were exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Technologies Limited, or VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and VanceInfo Shenzhen, is incorporated in Hong Kong. TP Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in TP Shanghai, is incorporated in Hong Kong. Link Result, our wholly owned subsidiary and the direct holder of a 100% equity interest in A-IT Shanghai, is also incorporated in Hong Kong. Lifewood Data, our wholly owned subsidiary and the direct holder of a 100% equity interest in Lifewood Shenzhen and Lifewood Dongguan, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the new EIT Law and the Implementing Rules, if each of VanceInfo Hong Kong, TP Hong Kong, Link Result or Lifewood Data is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, dividends payable to TP Hong Kong from TP Shanghai, dividends payable to Link Result from A-IT Shanghai, and dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan will be exempt from PRC income tax. If each of VanceInfo Hong Kong, TP Hong Kong, Link Result or Lifewood Data is regarded as a non-resident enterprise, subject to the confirmation of the local tax authorities, a 5% withholding tax will be imposed for any dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, any dividends payable to TP Hong Kong from TP Shanghai, any dividends payable to Link Result from A-IT Shanghai, and any dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that our subsidiaries in Hong Kong will not be deemed as conduit companies, or any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.
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
We and the participants of our employee stock option plan who are PRC citizens are subject to these rules, and we have applied to the local SAFE for the registration of our employee stock option plan. Failure to comply with such rules may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options and restricted share units, also known as nonvested shares, under our employee stock option plan to our employees, which could adversely affect our business operations.
New labor laws in the PRC may adversely affect our results of operations.
As of March 31, 2011, we had approximately 10,300 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC, or the Labour Contract Law, which became effective on January 1, 2008.

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
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 12, 2007, the first day on which our ADSs were traded on the NYSE, until May 9, 2011, the trading price of our ADSs has ranged from US$4.20 to US$41.06 per ADS and the closing sale price on May 9, 2011 was US$31.21 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced operations in 1995 through the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., or Wensi Chuangyi, a limited liability company established in China. In 1999 and 2002, two subsidiaries of Wensi Chuangyi, Shanghai Wensi Chuangyi Technology Co., Ltd., or Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi Technology Co., Ltd., or Wuhan Wensi Chuangyi, were incorporated in China as part of the expansion of our IT services businesses.
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
In December 2007, we completed our initial public offering of our ADSs and listed our ADSs on the NYSE. We completed follow-on public offerings of our ADSs in July 2009 and November 2010, respectively.
Since 2008, we have acquired a number of businesses. The following are our recent acquisitions:
•	In May 2008, we acquired a team of engineers from Shenzhen Tianchuang Software Development Co., Ltd., or Tianchuang, a small-sized supplier to Huawei, one of our major clients. The acquisition was accounted for as a business combination.
•	In October 2008, we completed the acquisition of a 33% equity interest in Link Result, a China-based company providing IT outsourcing services to multinational financial institutions, from A-IT Software Services PTE Ltd. In July 2010, we completed the purchase of the remaining 67% equity interest in Link Result from other shareholders. Approximately 170 professionals of Link Result joined us in connection with this transaction.
•	In October 2008, we completed the acquisition of 100% of the equity interest in Wireless Info Tech, Ltd., or WIT, a U.S. based mobile testing and application development services provider, from Wireless Info Tech Limited.
•	In January 2009, we acquired from Guangzhou Kernel Technology Limited, or Kernel, a small China-based supplier providing customized application development services to Huawei, its software outsourcing service business with Huawei, together with a team of engineers and other employees. Over 150 IT professionals from Kernel’s offices in Guangzhou, Shenzhen and Nanjing joined us in connection with the transaction. The acquisition was accounted for as a business combination.
•	In July 2009, we acquired the operating subsidiaries, i.e. TP Companies, of TP Corporation Limited, a Hong Kong-headquartered provider of customer relationship management, or CRM, solutions and system integration.
•	In October 2009, we acquired a team of engineers together with the smart phone software testing business and the related assets from a China-based mobile service provider which provides research and development services to a leading global handset manufacturer. Over 150 professionals joined us in connection with the transaction.

•	In February 2010, we made a strategic investment in Beijing Viatt, an IT services and solution provider for Chinese domestic financial institutions. Under the terms of the agreements, we made a loan of approximately RMB3.0 million (US$0.4 million), which is convertible into a 20% equity interest in Beijing Viatt with an exclusive right to acquire the remaining 80% of the equity in the next 12 to 18 months at our sole discretion. In January 2011, we acquired 100% equity interest in Beijing Viatt. Over 80 professionals of Beijing Viatt joined us in connection with the transaction.
•	In March 2010, we acquired a team of engineers together with the cell phone software development outsourcing business and the related assets from Beijing Mobitech Software Co., Ltd., or Mobi, a small China-based company providing mobile software development service. Over 50 professionals of Mobi joined us in connection with the transaction.
•	In September 2010, we entered into certain investment agreements to acquire equity interest in Salsatec Corporation Pty. Ltd., or Salsatec, an Australia-based IT services and solution provider for Australian telecommunication and technology companies. Pursuant to the investment agreements, we made a payment of US$0.2 million in cash for an initial equity interest of 20% of Salsatec in convertible redeemable preference shares, with an exclusive option right to acquire the remaining 80% of the equity interest in the next 12 months after the execution date of the investment agreements at our sole discretion.
•	In March 2011, we entered into an acquisition agreement with Think Consulting Limited to acquire certain businesses of its wholly owned subsidiary, Bright Consulting (Beijing) Limited, or Beijing Bright, a China-based IT services company providing Oracle consulting and implementation services to Chinese domestic clients. This acquisition was completed in April 2011.
•	In April 2011, we acquired 100% equity interest in Lifewood Companies which provide business process outsourcing services.
We sold 100% of our equity interest in ITC in February 2008 after integrating its business and employees into our other entities. Prosoft and Megainfo were liquidated in December 2008 and January 2009, respectively, after we integrated its business and employees into our other entities. WIT was dissolved in 2010 after we integrated its business and employees into one of our subsidiaries. We are in the process of completing the tax clearance procedures of WIT.
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
B. Business Overview
We are an IT service provider and one of the leading offshore software development companies in China. Our comprehensive range of IT services includes R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as telecommunications, high technology, banking, financial services and insurance, travel services, manufacturing, retail and distribution.

We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With appropriately 10,400 professionals as of March 31, 2011, we operate a number of CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across Greater China and in the United States, Europe, Japan and Malaysia.
Our major clients include Expedia, Huawei, Microsoft, TIBCO, and a European mobile handset manufacturer. The number of our clients increased significantly from 241 for 2008 to 327 for 2010. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships.
In recent years, we have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2008, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$102.7 million in 2008 to US$211.6 million in 2010, representing a compound annual growth rate, or CAGR, of 43.5%. Our net income grew from US$16.1 million to US$29.9 million over the same period, representing a CAGR of 36.2%.
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
Set forth below is our net revenues breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	(in US$ thousands, except for percentages)
R&D Outsourcing Services
R&D services	60,808	59.2%	90,581	61.2%	124,181	58.7%
Globalization and localization	4,259	4.2	5,118	3.5	6,060	2.9
IT Services
Enterprise solutions	13,542	13.2	14,429	9.7	19,725	9.3
ADM	17,061	16.6	26,373	17.8	43,825	20.7
Quality assurance and testing	6,717	6.5	7,807	5.3	13,003	6.2
Other Solutions and Services	276	0.3	3,758	2.5	4,756	2.2

Total net revenues	102,663	100.0%	148,066	100%	211,550	100%

We are capable of offering each of our service lines to clients in a variety of industries, including the technology, telecommunications, financial services, travel services, manufacturing, retail and distribution industries.
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

We have accumulated a variety of skill sets from over 15 years of experience in the outsourced development of computer software and hardware products. We provide R&D services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.
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
The following case studies describe the R&D services we provide to three of our clients:
TIBCO (a Nasdaq-listed software company with over 4,000 customers)
Client’s Project Requirements. TIBCO, which we have served since 2005, sought to improve the operating efficiency, price competitiveness and time-to-market of its core products to remain competitive. To achieve its goals, TIBCO sought to lower its software research and development costs through outsourcing. TIBCO chose us as a partner to assist with the full development cycle of several of its product lines. One such product line was TIBCO’s B2B suite, which is a standards-based business-to-business integration platform for secure transmission of business documents and messages among disparate partner systems.
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
Current Relationship with Client. We were one of the first Chinese service providers to help this software company resolve technically challenging and strategically important issues. We usually have 50 to 150 R&D and IT service projects going in parallel for this client. We are one of the largest Chinese service providers working with this software company in terms of revenues and the number of dedicated professionals. Currently, we are working to expand our service scope with this client and to provide end-to-end IT service solutions on cloud computing, reducing acquisition cost and IT service cost significantly with latest technologies.
A global leading telecommunication company
Client’s Project Requirements. In 2011, this client appointed us to develop cloud computing comprehensive business system (basic version) and required us to deliver a complete new version within a tight timeframe. This basic version would be functioned as platform as a service, or PAAS, and would be applied broadly in this client’s business solutions for telecommunication carriers, enterprises, the Internet and individuals.

Our Solutions. We assembled a project team consisting of highly qualified and experienced professionals. Among the current apprxomiately 40 team members, 90% of whom have more than three years’ experience in R&D services. Since PAAS is functioned as the support and integrated platform for software as a service, or SAAS, our team aimed to develop a product with a user-friendly interface, easy maneuverability, high compatibility and stability. In addition, we adhered to high standards of quality control, risk management and progress control in performing our work for this project.
Current Relationship with Client. This client attaches high importance to the quality of the software outsourcing. Recognizing the high quality of our services provided historically and strong capabilities of our professionals, we are the only supplier appointed by this client for the above cloud computing project. We estimate a team of approximately 150 professionals will be designated to this project to develop more versions for this client in the future.
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
The following case study describes the enterprise solutions services we provide to one of our clients:
One of China’s major automobile manufacturing groups
Client’s Project Requirements. This client is one of the major automobile manufacturing groups based in China. To upgrade its IT system, this client required us to:
•	be familiar with its complicated organizational structure and internal procedures, and characteristics of its operations in a tight timeframe;
•	provide cost-effective solutions to meet its demand for high-quality services; and
•	seamlessly integrate the upgraded system with its manufacturing execution system, or MES, and other systems.

Meanwhile, there was no domestic reference case for upgrading this client’s system and there was no strong technical support from the client side.
Our Solutions. We quickly completed the overall needs analysis, business blueprint design, system design, system implementation and acceptance, designed a complex flexible process, and developed a detailed project plan and a strict risk control system to ensure the success of this project.
We implemented SAP automotive solutions, successfully upgraded SAP ECC5.0 version to ECC6.0 version, and enabled ECC6.0 version to have a seamless connection with this client’s MES system.
The implementation of SAP ERP system enabled this client to effectively improve its internal and external communication, its manufacturing planning efficiency and supplier quality management and establish a complete purchasing, logistics, manufacturing, sales service system and quality control system, thus reducing its information isolation, strengthening its inter-department collaboration and multi-supplier collaboration. The precise manufacturing planning and a real-time control of this client’s various manufacturing procedures significantly shortened its manufacturing cycle, reduced its production costs and improved its productivity. In the context of soaring raw material prices, the improvement of the manufacturing process has significantly improved this client’s overall competitiveness.
Current Relationship with Client. We signed a three-year informatization operation and maintenance contract with this client. We will continue to provide customized informatization services, further optimize and improve its application systems, integrate its engineering Bill of Materials, or BOM, management with its demand management system, and to provide comprehensive overall solutions to this client.
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
A flag carrier in Asia Pacific
Client’s Project Requirements. This client is a flag carrier headquartered in Asia Pacific. This client was seeking a strategic partner as it went forward with its major instant messaging, or IM, transition plans and had an increasing number of projects. The high salary of developers where the client’s headquarters locate makes it hard to meet this client’s fast changing business needs. Meanwhile, this client has a substantial backlog of development work to be carried out due to its IM transition plan implementation thus requiring us to complete assignments in a tight timeframe.
Our Solutions. We established a CDC in Shenzhen to support this client’s development requirements. This CDC is responsible for this client’s staff augmentation and project-related SOW requirements. We also strategically placed business analysts based in the city where the client’s headquarters locate to meet its requirements for various information management projects and development objectives. We have established effective cross-border relationship with this client through IM tools, onsite training, inviting the client’s experts for offstore training, and updating client with weekly and monthly reports. We are establishing a team which will eventually possess the domain knowledge base required to take over the role as an aviation service management, or ASM, service provider for this client in the next two to three years. We have maintained a well-defined process to manage the projects and working process, perform cross-team training and support, and we also set up a self-testing team to increase test efficiency for this client. We are also assisting this client in setting up an outsourcing management process mechanism and providing this client with project management resources.

Current Relationship with Client. We entered into an MSA with this client in September 2010. Currently, we usually assign more than 50 professionals working for this client, both onsite and offshore. We held monthly meetings with this client in the city where this client is headquartered and Shenzhen, which enabled us to maintain an open, honest relationship with this client with low attrition rate for our professionals working for this client.
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
Current Relationship with Client. We are the major service provider in mainland China to help the client develop IT systems and applications. Due to the success of the online betting system, the client authorized us to set up two CDCs. By the end of 2010, we have more than 90 staff at our dedicated CDCs working for this client in a wide range of application development and maintenance services.
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

The following case studies describe the quality assurance and testing services we provide to two of our clients:
A pre-eminent Fortune 100 financial services company
Client’s Project Requirements. From 2007, this client’s several subsidiaries in Asia Pacific region decided to adopt a new system to achieve the system convergence, and manage its banking businesses ranging from retail banking, credit cards to capital markets services. From 2010, similar system convergence and regeneration started to be adopted in the U.S. Due to the complexity of the project and its importance to our client’s business, rigorous tests must be conducted before the launch of this new system. The client required that the service provider has:
•	extensive experience in testing;
•	solid knowledge of financial services industry practice;
•	clear understanding of relevant local regulations; and
•	cost-effective, flexible and timely delivery capabilities.
Our Solutions. We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client’s projects. For this specific testing project, we formulated a comprehensive testing plan together with the client’s software developers. We deployed, on short notice, a dedicated testing team of over 100 engineers. The team has been well managed and maintained with continual capability growth. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project proceeded smoothly and we are well recognized by client with more and more projects assigned to us.
Current Relationship with Client. We have also been retained by the client’s Asia-Pacific regional headquarters and other branches for various testing projects under separately billed assignments. Our services extended from testing to software development and business process outsourcing with more than 300 professionals. The engagement model developed from pure staff augmentation to team-based and project-based outsourcing. The offshore testing center for this client has supported more than 100 projects.
A global mobile and Internet technology company
Client’s Project Requirements. Partly due to the impact of financial crisis, this client has transferred more and more projects, particularly testing related service projects, to China to save cost. This client required that the service provider:
•	has extensive experience in testing, especially in the mobile area;
•	is experienced in human resource hiring and management;
•	is good at offshore project management;
•	has the capability to build up competence and conduct quality management; and
•	has cost-effective, flexible and timely delivery capabilities.
Our Solutions. We started this project from onsite support working mode. As customer requirements increased, we also set up an offshore team with separate management and independent execution capability. We are now providing testing service in both English and Japanese languages. As cooperation with this client deepens, we received some new assignments like automation testing, white box testing, localization and development. We set up a virtual team to manage internal competence, quality and resource, thus highly improved our efficiency.

Current relationship with client. We have assigned 80 onsite professionals and more than 200 offshore professionals to this client. Since 2009, among this client’s testing service suppliers in China, we have been ranked number one based on the number of dedicated professionals. In addition to localization and automation services provided to this client in China, we also provide services to this client’s subsidiaries in Sweden and Tokyo via our onsite professionals.
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
Current Relationship with Client. As one of the global top 10 suppliers of this leading mobile and Internet service company, we have established and maintained a long-term collaboration with the client and have been providing services for most of its major product lines. We have teams with over 900 dedicated professionals providing a full-spectrum of services to this client, including quality assurance and testing, field testing, automation testing, application development, etc., wherein more than 150 full —time professionals from 70 different countries or regions plus over 950 native speaker freelancers are working on its localization testing and localization projects.
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
As of March 31, 2011, we maintained a high-quality research and development team of professionals for TIBCO, all of whom hold undergraduate and graduate degrees.
One of the largest global online travel service providers
Client’s Project Requirements. This client is one of the world’s leading online travel companies, providing travel products and services to leisure and corporate travelers in the U.S. and around the world. This client’s decades-old monolithic system is costly to maintain and hard to satisfy its fast changing business needs, and thus it does not have enough budget for some other initiatives, such as test automation and performance tuning. This client planned to reconstruct its e-commerce core platform so as to adjust more of its budget to other engineering areas.
Our Solutions. We established a CDC including a dedicated team of more than 100 senior professionals in 2009. This CDC currently has more than 350 professionals and has an engineering team helping to redesign this client’s system. Our customized solutions include:
•	providing effective onshore and offshore engagement model;
•	providing agile development methodology;
•	designing and implementing this client’s e-commerce core platform with service-oriented architecture, or SOA, and system migration;
•	providing project-based end-to-end deliverables in data warehouse, websites, back-end system, internal tools, customer care, etc.;
•	establishing dedicated development team to provide universal automation platform for test and providing professional test automation for all lines of business for this client; and
•	providing professional performance analysis and tuning;
We maintained effective communication with this client by applying flexible working hours and adopting video teleconferencing, conference calls, live meeting and onsite rotation. Our valuable solutions enabled this client to enhance its core platforms of SOA and services, improve its time-to-market, increase its competitive agility, and meet its resource demands while saving cost. The stability of the client’s system performance also ensured its core business operations.
Current Relationship with Client. The CDC for this client has grown significantly since its establishment in 2009 in Shenzhen, and the number of our professionals in this CDC increased significantly from more than 100 in 2009 to more than 350 as of March 31, 2011 due to our satisfactory and successful deliveries provided to this client. This Shenzhen CDC is the second largest engineering center globally for this client in terms of the number of dedicated professionals. This client has recently approved the establishment of our second CDC for this client in Beijing. We are currently a major service provider to this client.

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
Quality and Process Management
One of the crucial factors in our success has been our efforts to pursue the highest quality standards in all aspects of our business. We are able to define various project processes, monitor the project schedule and workforce allocation, and improve our requirement management, testing management, defect management, risk management and resource management. We believe our seamless quality and process management process has greatly improved our global delivery capability, process maturity and timely decision-making.
We typically follow the standard process requested by our clients and have devoted substantial efforts to obtaining certification under certain generally recognized quality control systems. One of our subsidiaries, Shanghai VanceInfo, is ISO 27001:2005 certified and achieved Level-Five certification under the Capability Maturity Model Integration, or CMMI, an industry recognized rating system for systems engineering developed by Carnegie Mellon University, at one of our key development centers. One of our subsidiaries, VanceInfo Shenzhen, is ISO 9001:2008 and ISO/IEC 27001:2005 certified and have achieved CMMI Level-Three certification. One of our subsidiaries, Beijing Viatt, is ISO 9001:2008 certified.
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
Sales and Marketing Organization. As of December 31, 2010, our BD team consisted of 62 full-time sales personnel, including 15 sales managers, each of whom is responsible for a designated sales region, a specific service line or an industry. We have sales offices in major cities in China and in Silicon Valley, Seattle, San Diego, London, Tokyo and Hong Kong. We plan to enhance our sales efforts by recruiting more sales professionals and setting up additional sales offices overseas.
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

Enhancing Brand Visibility. We also devote substantial efforts to public relations, attendance at global exhibitions and conferences, governmental relations and advertising. For example, we attended various forums and exhibitions organized in the United States and China in 2010, including Gartner Symposium/ITXpo 2010, Gartner Outsourcing & Vendor Management Summit 2010, IAOP 2010 Outsourcing World Summit, Marcus Evans CIO Summit 2010, TravelCom 2010, Aviation Outlook China 2010, the 7th Annual China Regional Commercial Banking Summit, the 7th Annual China Insurance Summit, and the 2nd Annual China Cloud Computing Conference. We believe our marketing team’s efforts have enhanced our company’s corporate image and brand name.
Our Clients
Our clients include large corporations headquartered in Greater China, the United States, Europe and Japan. We have a strong market share of Greater China-based companies and U.S. and European corporations operating in China. The number of our clients increased significantly from 241 for 2008 to 327 for 2010.
The following table sets forth our net revenues by geographic breakdown based on the location of our clients’ headquarters for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
		(in US$ thousands, except for percentages)
Greater China(1)	22,045	21.5%	59,373	40.1%	95,481	45.1%
United States(1)	56,175	54.7	56,634	38.3	70,955	33.6
Europe(1)	14,991	14.6	23,148	15.6	32,178	15.2
Japan(1)	9,157	8.9	8,466	5.7	9,889	4.7
Others	295	0.3	445	0.3	3,047	1.4

Total net revenues	102,663	100.0%	148,066	100.0%	211,550	100.0%

(1)	Countries or regions where the headquarters of our clients are located.
In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. In 2010, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 37.8% of our net revenues. Our top five clients accounted for approximately 53.8%, 56.3% and 55.5% of our net revenues in 2008, 2009 and 2010, respectively. The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.
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
Competition
The offshore IT services market is highly competitive. Competition in the offshore IT services market depends in large part on industry experience, quality of the services offered, reputation, marketing and selling skills as well as price. No single participant or group of participants dominates the entire market or any of the segments, and we expect competition to intensify. We compete in the offshore IT services market primarily with:
•	China-based IT services companies, such as Chinasoft International, Hisoft, Neusoft, SinoCom, iSoftStone, and Camelot;

•	Indian IT services companies, such as Cognizant, HCL, Infosys, TCS and Wipro; and
•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as the Southeast Asia, Latin America and Eastern Europe.
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
Intellectual Property
Our intellectual property rights are important to our business. We rely on a combination of trademarks, domain names, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have proprietary know-how in software development and testing methodologies. We hold trademark registrations for one or both of “VANCEINFO” and in China, the United States, Europe, Australia, Singapore and Hong Kong, and have additional trademark registration applications pending in the United States and in China for one of these marks. One of our subsidiaries, TP Shanghai, holds a trademark registration for “” in China. One of our subsidiaries, Lifewood Technology Limited, holds a trademark registration for “lifewood” in Hong Kong. We have registered our domain names, www.vanceinfo.com, www.vanceinfo.net, www.vanceinfo.com.cn, www.vanceinfo.net.cn, www.vanceinfo.cn, www.vitocs.com, and www.jp.vanceinfo.com. Certain of our subsidiaries have also registered their domain names, www.aitsoftware.com.cn, www.tp-corp.com, www.viatt.com.cn, www.viatt.cn, www.lifewood.com, and www.lifewood.cn.
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
On January 28, 2011, the State Council issued the Certain Policies in Further Encouraging the Development of Software and Integrated Circuit Industry (the “Further Encouraging Policy”) to further promote the development of the software and integrated circuit industries in China. Pursuant to the Further Encouraging Policy, relevant preferential treatment stipulated in the Encouraging Policy, such as the “two-year EIT exemption and three-year 50% EIT reduction” for the recognized software enterprise, continues to be implemented; while additional financial support and tax incentives are adopted, such as that, the recognized software enterprise which engages in software development and testing business, and related technology consultancy and maintenance services is entitled to an exemption from business tax.
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

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of 10 years to registered trademarks. We hold trademark registrations for our trademarks, “VANCEINFO” and in China. One of our subsidiaries, TP Shanghai, holds a trademark registration for “” in China.
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

M&A Regulations and Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. This M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
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
Our PRC counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:
•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this new procedure;
•	In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange; and
•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

C. Organizational Structure
The following diagram illustrates our corporate structure as of May 10, 2011:

(1)	VanceInfo Japan Inc., or VanceInfo Japan, formerly named Worksoft Japan Inc., has 1,400,000 outstanding shares, with 1,399,900 shares owned by VanceInfo, 100 shares owned by Mr. Xiaolai Wang, a Chinese citizen.

(2)	VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, a Chinese limited liability company, 100% owned by VanceInfo.

(3)	VanceInfo Technologies Inc., or VanceInfo US, formerly named Worksoft Creative Software Technology Inc., a corporation incorporated under the laws of the State of Delaware in the United States, 100% owned by VanceInfo.

(4)	VanceInfo Creative Software Technology Ltd., or VanceInfo BVI, formerly named Worksoft Creative Software Technology Ltd., a holding company incorporated under the laws of the British Virgin Islands, 100% owned by VanceInfo.

(5)	Nanjing VanceInfo Creative Software Technology Limited, or Nanjing VanceInfo, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(6)	Shanghai VanceInfo Creative Software Technology Limited, or VanceInfo Shanghai Creative, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(7)	Beijing Chosen Technology Co., Ltd., or Chosen, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(8)	Shanghai VanceInfo Technologies Limited, or Shanghai VanceInfo, formerly named Shanghai Solutions Software Co., Ltd., a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(9)	Beijing Viatt Information Technology Co. Ltd., or Beijing Viatt, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(10)	VanceInfo Malaysia Inc. Sdn. Bhd., or VanceInfo Malaysia, a corporation incorporated under the laws of Malaysia, 100% owned by VanceInfo BVI.

(11)	VanceInfo Technologies Limited, or VanceInfo Hong Kong, formerly named Worksoft Information Technology Service Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(12)	TP Teleservices Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(13)	TP (Hong Kong) Limited, or TP Hong Kong, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(14)	TP Consultants Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(15)	TP (Taiwan) Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(16)	VanceInfo Technologies Limited, or VanceInfo Tianjin, a Chinese limited liability company, 100% owned by VanceInfo Hong Kong.

(17)	Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, a Chinese limited liability company, 100% owned by VanceInfo Hong Kong.

(18)	TP Software Technology (Shanghai) Co., Ltd., or TP Shanghai, a Chinese limited liability company, 100% owned by TP Hong Kong.

(19)	Link Result Limited, or Link Result, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(20)	A-IT (Shanghai) Software Services Co., Ltd., or A-IT Shanghai, a Chinese limited liability company, 100% owned by Link Result.

(21)	Lifewood Technology Limited, or Lifewood Technology, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(22)	Lifewood Data Technology Limited, or Lifewood Data, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.

(23)	Lifewood Data Technology (Shenzhen) Limited, or Lifewood Shenzhen, a Chinese limited liability company, 100% owned by Lifewood Data.

(24)	Lifewood Data Technology (Dongguan) Limited, or Lifewood Dongguan, a Chinese limited liability company, 100% owned by Lifewood Data.
D. Property, Plants and Equipment
Our principal executive offices are located on premises comprising approximately 9,400 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.
We have maintained a number of offices in Greater China, the United States, Europe, Japan and Malaysia under leases with terms ranging from one to six years.
The following table describes each of the leases for our headquarters and other major delivery centers as of December 31, 2010.

	Space
Location	(in square meters)		Usage of Property
Beijing	26,368	*	Headquarters, General Administration
			Globalization and Localization
			ADM, R&D Services
Shanghai	16,797	*	ADM, Quality Assurance and Testing, R&D Services
Nanjing	14,181	*	R&D Services, Training
Hangzhou	5,000		R&D Services
Shenzhen	14,800	*	General Administration, ADM, R&D Services
Chengdu	1,300		R&D Services
Hong Kong	1,081	*	ADM, R&D Services
Xi’an	1,134		R&D Services
U.S.	753	*	R&D Service and Sales Office

*	The sum of space under multiple leases.

As of December 31, 2010, we had capacity for nearly 11,000 professionals and general and administrative personnel at these facilities and we used approximately 70% of our existing office space for our operations.
In November 2009, we entered into agreements regarding our proposed acquisition of the use right to two parcels of land with 37,492 square meters of permitted floor space in Zhongguancun Software Park, Haidian District, Beijing. We have paid approximately US$18.0 million relating to the land use right as of December 31, 2010. We are currently applying for relevant governmental permits for construction on these two parcels of land. The new office complex built on this premises will be used as our new headquarters and research and development center to meet the demand arising from our current and anticipated business expansion and headcount increase.

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
A. Operating Results
Overview
We are an IT service provider and one of the leading offshore software development companies in China. We deliver a comprehensive range of IT services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as telecommunications, high technology, banking, financial services and insurance, travel services, manufacturing, retail and distribution. We have a team of over 9,827 professionals as of December 31, 2010 and operate a number of CDCs, and also deliver our services at clients’ facilities or via our offices in major cities across China and in the United States, and in Japan. Our net revenues grew from US$102.7 million in 2008 to US$211.6 million in 2010, representing a CAGR of 43.5%. Our net income grew from US$16.1 million in 2008 to US$29.9 million in 2010, representing a CAGR of 36.2%.

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
Net Revenues
Our net revenues are net of business tax and other sales tax. In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues grew from US$102.7 million in 2008 to US$148.1 million in 2009 and US$211.6 million in 2010.
We discuss below the breakdown of our net revenues by service lines, clients, and geographic markets.
Net Revenues by Service Lines
We derive net revenues from the provision of our IT services, including R&D services, globalization and localization, enterprise solutions, ADM, quality assurance and testing, as well as other solutions and services.
Set forth below is our net revenue breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
		(in US$ thousands, except for percentages)
R&D Outsourcing Services
R&D services	60,808	59.2%	90,581	61.2%	124,181	58.7%
Globalization and localization	4,259	4.2	5,118	3.5	6,060	2.9
IT Services
Enterprise solutions	13,542	13.2	14,429	9.7	19,725	9.3
ADM	17,061	16.6	26,373	17.8	43,825	20.7
Quality assurance and testing	6,717	6.5	7,807	5.3	13,003	6.2
Other Solutions and Services	276	0.3	3,758	2.5	4,756	2.2

Total net revenues	102,663	100.0%	148,066	100%	211,550	100%

R&D services have accounted for a majority of our net revenues in recent years. On the other hand, our net revenues from ADM increased most significantly from 2008 to 2010 as we increased our efforts in these service lines. Our net revenues from globalization and localization, enterprise solutions, and other solutions and services also increased in absolute numbers, but decreased as a percentage of our total net revenues in 2010 compared to 2009. Our net revenues from quality assurance and testing increased in both its absolute number and as a percentage of our total net revenues in 2010 compared to 2009.
Net Revenues by Clients
We have achieved strong revenue growth by focusing on select, long-term client relationships that we refer to as strategic accounts. Currently, our strategic accounts include Expedia, Huawei, Microsoft, TIBCO, and a European mobile handset manufacturer, and we commenced our relationships with them in 2009, 2004, 1997, 2005 and 2007, respectively, and we have steadily expanded our business and service offerings to these clients since then. Net revenues from these clients grew from US$44.4 million, or 43.2% of our total net revenues, in 2008, to US$117.5 million, or 55.5% of our total net revenues, in 2010.
As illustrated in the table below, a significant proportion of our net revenues has been derived from a limited number of clients. In 2008, each of Microsoft, IBM and Huawei accounted for 10% or more of our net revenues, and in the aggregate accounted for 38.8% of our net revenues. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. In 2010, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 37.8% of our net revenues.
We initially developed relationships with certain divisions of Microsoft and Huawei, based on which we have cross-sold our wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft and Huawei were primarily attributable to cross-selling and enhanced relationships.
In recent years, we have been diversifying our client base by implementing various initiatives, including adding new strategic accounts, expanding our industry practices and increasing our service lines. The number of our clients with at least US$1 million in annual revenue increased significantly from 16 for 2008 to 30 for 2010. The percentage of our net revenues derived from our top five clients increased slightly to 56.3% in 2009 compared with 53.8% in 2008 and decreased slightly to 55.5% in 2010. The percentage of our net revenues derived from our top ten clients decreased from 68.6% in 2008 to 67.5% in 2009 and 66.5% in 2010.

	For the Year Ended December 31,
	2008		2009		2010
		(in US$ thousands, except for percentages)
Clients accounting for 10% or more of our net revenues	39,880	38.8%	69,633	47.0%	79,921	37.8%
Top five clients	55,240	53.8	83,300	56.3	117,478	55.5
Top 10 clients	70,449	68.6	99,936	67.5	140,606	66.5

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

	For the Year Ended December 31,
	2008		2009		2010
		(in US$ thousands, except for percentages)
Greater China(1)	22,045	21.5%	59,373	40.1%	95,481	45.1%
United States(1)	56,175	54.7	56,634	38.3	70,955	33.6
Europe(1)	14,991	14.6	23,148	15.6	32,178	15.2
Japan(1)	9,157	8.9	8,466	5.7	9,889	4.7
Others	295	0.3	445	0.3	3,047	1.4

Total net revenues	102,663	100.0%	148,066	100.0%	211,550	100.0%

(1)	Countries or regions where the headquarters of our clients are located.
While we expect that a substantial portion of our net revenues will continue to be derived from strategic clients headquartered in Greater China and the United States, we expect that, as a result of our business development efforts, we will derive an increasing portion of our net revenues from clients headquartered in Europe.
Cost of Revenues
Cost of revenues represented 61.3%, 62.2% and 62.9% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Our cost of revenues largely consists of compensation and benefit expenses of our professionals, including share-based compensation expenses, subcontracting costs, travel expenses, rental expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses.
The principal component of our cost of revenues is the compensation and benefit expenses of our professionals. A majority of our professionals are located in China, where labor costs in the IT services industry are relatively low. In 2010, our compensation and benefit expenses, excluding share-based compensation expenses, were US$107.1 million, compared to US$71.7 million in 2009 and US$46.0 million in 2008. As wages in China continue to increase, we may experience increases in our compensation and benefit expenses, particularly expenses for project managers and other mid-level professionals. To control our compensation cost, we will continue to recruit entry level professionals from outside the major cities in China, consolidate our CDCs across our business units for better resources allocation and increase in college hires where compensation tends to be lower. We seek to maintain compensation levels in accordance with prevailing trends in our industry in China.

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
Our subcontractor cost includes expenses we incur for hiring subcontractors and freelancers from time to time. We use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In 2010, we incurred a subcontracting cost of US$15.9 million, compared to US$11.6 million in 2009 and US$10.4 million in 2008.
We incur travel expenses primarily due to our professionals’ traveling to perform onsite work for projects. In 2010, our travel expenses were US$4.9 million, compared to US$4.3 million in 2009 and US$3.2 million in 2008. We expect our travel expenses to increase as our overseas onshore services and enterprise solutions services provided to domestic clients grow. We plan to explore opportunities to establish additional overseas delivery offices, expand onshore delivery teams and expand into second-tier cities in China according to market demand and client preferences, which will also increase our professionals’ travel expenses overseas and in China.
We expect our cost of revenues to increase in line with the growth of our business.
Operating Expenses
Selling, General and Administrative Expenses
Selling, general and administrative expenses represented 25.2%, 23.4% and 24.5%, of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Selling, general and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to our personnel, rental expenses, depreciation and amortization expenses and overhead expenses, travel and advertising expenses, selling and marketing-related office expenses. Selling, general and administrative expenses also include legal and other professional fees and miscellaneous administrative costs. We expect our selling, general and administrative expenses to increase as we hire additional personnel, increase our sales efforts and target new markets, establish new sales offices both in China and overseas, invest in research and development of solutions for our internal usage, upgrade our ERP system, enhance management training, initiate additional marketing programs to further build our brand, and incur additional expenses to support our operations as a public company, including compliance-related costs.

Share-based Compensation Expenses
We adopted our 2005 Stock Plan in November 2005 and amended the plan in April and May 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. We adopted our 2007 Share Incentive Plan in July 2007 and amended the plan in August 2007. Under the 2005 Stock Plan, we have reserved 4,267,500 ordinary shares for issuance upon exercise of awards granted thereunder. Under the 2007 Share Incentive Plan, we have authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted thereunder. We granted options to purchase and restricted share units for up to 1,353,680, 235,874 and 1,075,214 ordinary shares to our directors, officers and other employees in 2008, 2009 and 2010. As of December 31, 2010, there were 1,401,028 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan, as amended, and 2,279,507 ordinary shares issuable upon exercise of outstanding options and restricted share units under our 2007 Share Incentive Plan, as amended. We recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

	For the Year Ended December 31,
	2008	2009	2010
	(in US$ thousands)
Share-based compensation expenses:
Cost of revenues	265	313	492
Selling, general and administrative expenses	1,126	1,252	2,755

Total	1,391	1,565	3,247

As of December 31, 2010, the unamortized compensation expenses in connection with our outstanding options and restricted share units were US$8.1 million.
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
United States
VanceInfo US and WIT were subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2008, 2009 and 2010.

British Virgin Islands
Under the current laws of the British Virgin Islands, VanceInfo BVI is not subject to British Virgin Islands tax on income or capital gains. In addition, payment of dividends is not subject to withholding tax in the British Virgin Islands.
Hong Kong
TP Hong Kong, TP (Taiwan) Limited and TP Teleservices Limited were subject to profit tax rate of 16.5% for 2009 and 2010.
PRC Enterprise Income Tax, or EIT
Prior to January 1, 2008, PRC EIT was generally assessed at the rate of 33% of taxable income. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing, Prosoft, and ITC were qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was entitled to enjoy a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were entitled to enjoy a 7.5% EIT rate from 2007 to 2009.
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

VanceInfo Beijing was qualified as a “high and new technology enterprise” with a valid term of three years in December 2008 and is entitled to the preferential EIT rate of 7.5% from 2008 to 2010. On April 21, 2010, the State Administration of Taxation issued Circular 157, which provides additional guidance on the interaction of certain preferential tax rates under the transitional rules of the new EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise was in a tax holiday period, when it was entitled to a 50% reduction in the EIT rate and it was also entitled to a 15% preferential EIT rate for a high and new technology enterprise, it would be entitled to pay EIT at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable EIT rate (in terms of a foreign-invested high and new technology enterprise located in the Beijing New Industry Development Pilot Zone such as VanceInfo Beijing, 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to high and new technology enterprises in Beijing New Industry Development Pilot Zone. Therefore, VanceInfo Beijing’s current tax rate remained unchanged. However, if the relevant tax authorities issue more guidance on the implementation of Circular 157 or implementing Circular 157 more strictly in the future, VanceInfo Beijing’s effective tax rate may increase. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential EIT rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to enjoy a 10% preferential EIT rate in 2009. Shanghai Vanceinfo was entitled to enjoy a 15% preferential EIT rate in 2010 due to its status as a “high and new technology enterprise” and we are in the process of obtaining the 10% preferential EIT rate for Shanghai VanceInfo. TP Shanghai, which we acquired in July 2009, was qualified as a “high and new technology enterprise” in December 2008 with a valid term of three years and is entitled to the preferential tax rate of 15% in 2009 and 2010. Nanjing VanceInfo was recognized as a “software enterprise” in 2009 and was entitled to be exempted from EIT in 2009 and 2010 and a 50% reduction of its applicable EIT rate with the reduced applicable EIT rate of 12.5% from 2011 to 2013. A-IT Shanghai became one of our wholly owned subsidiaries in 2010. A-IT Shanghai was incorporated in 2002 and was recognized as a “software enterprise” in 2007, and therefore, it was entitled to be exempted from EIT in 2007 and 2008, and was entitled to a 50% tax reduction of its applicable EIT rate with the reduced applicable EIT rate of 10%, 11%, and 12% in 2009, 2010, and 2011, respectively. We are also in the process of obtaining the 15% preferential EIT rate for VanceInfo Shenzhen. However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification; continued qualification as a “key software enterprise under the State plan” or “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authorities will not revoke our subsidiaries’ “high and new technology enterprise”, “key software enterprise under the State plan”, or “software enterprise” statuses in the future. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations. Our other subsidiaries located in the PRC were subject to a 25% EIT rate for the year ended December 31, 2008, 2009 and 2010.

Moreover, under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The Circular 82, which was issued by the State Administration of Taxation on April 22, 2009, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe our holding company and our subsidiaries located outside of the PRC are PRC resident enterprises. However, if we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, were exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and VanceInfo Shenzhen is incorporated in Hong Kong. TP Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in TP Shanghai, is incorporated in Hong Kong. Link Result, our wholly owned subsidiary and the direct holder of a 100% equity interest in A-IT Shanghai, is also incorporated in Hong Kong. Lifewood Data, our wholly owned subsidiary and the direct holder of a 100% equity interest in Lifewood Shenzhen and Lifewood Dongguan, is incorporated in Hong Kong. According to the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the new EIT Law and the Implementing Rules, if each of VanceInfo Hong Kong, TP Hong Kong, Link Result or Lifewood Data is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, dividends payable to TP Hong Kong from TP Shanghai, dividends payable to Link Result from A-IT Shanghai, and dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan will be exempt from PRC income tax. If each of VanceInfo Hong Kong, TP Hong Kong, Link Result or Lifewood Data is regarded as a non-resident enterprise, subject to the confirmation of the local tax authorities, a 5% withholding tax will be imposed for any dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, any dividends payable to TP Hong Kong from TP Shanghai, any dividends payable to Link Result from A-IT Shanghai, and any dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. As such, the aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution to us of approximately US$77.8 million at December 31, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2010.
Furthermore, the State Administration of Taxation promulgated the Circular 601 on October 27, 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that our subsidiaries in Hong Kong will not be deemed as conduit companies, or any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.
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
PRC Business Tax
Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to applicable tax rules, each of VanceInfo Beijing, Shanghai VanceInfo, VanceInfo Tianjin, VanceInfo Shanghai Creative, Nanjing VanceInfo, A-IT Shanghai, VanceInfo Shenzhen and TP Shanghai, may enjoy exemption from business tax with respect to the technology development services that they engage in that fall under the definition of technology development business.
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
Other solutions
We derive revenues from providing system integration solutions, which normally include the procurement of hardware on behalf of clients and customized software licenses, implementation of the software and hardware, and post contract customer support, or PCS, including telephone support and on-site support.
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
In addition, we performed a few contracts which involved initial IT services, software resale, and maintenance service which is considered PCS for the three years period ended December 31, 2010. Since we did not establish the VSOE of the fair value of each element of these contracts, the contract amounts were recognized as revenues ratably over the period of PCS, which was the last undelivered element in the arrangements.
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
Share-based compensation
In 2008, 2009 and 2010, we entered into award agreements pursuant to our 2005 Stock Plan and 2007 Share Incentive Plan, or plans. Under the award agreements, we had outstanding options to purchase 3,322,628 ordinary shares and had 357,907 restricted share units as of December 31, 2010. See Item 6, “Directors, Senior Management and Employees—Compensation— Share Incentive Plans.”
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
Accounts receivable and allowance for doubtful accounts
Our accounts receivable as of December 31, 2008, 2009 and 2010 were US$36.8 million, US$60.5 million and US$85.4 million, respectively. Our advance from customers as of December 31, 2008, 2009 and 2010 were US$0.7 million, US$0.6 million and US$1.2 million, respectively. Our deferred revenues as of December 31, 2008, 2009 and 2010 were nil, US$2.7 million and US$1.3 million, respectively. Our days of sales outstanding in 2008, 2009 and 2010 were 104, 112 and 118 days, respectively. We calculate our days of sales outstanding by dividing the average accounts receivable, net of average advance from clients and average deferred revenues, by gross revenues before business tax in a year, multiplied by 365.
We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by us has generally been consistent with our expectations and the allowance established for doubtful accounts. In 2008, 2009 and 2010, the provision made for doubtful accounts was US$0.6 million, US$1.0 million and US$2.0 million, respectively. If the frequency and amount of customer defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

The following table presents a profile of our accounts receivable in terms of days for which accounts receivable were outstanding:

	As of December 31,
	2008	2009	2010
	(in US$ thousands)
Period in days
0-90	35,351	47,505	59,105
91-180	1,066	11,893	14,912
More than 180	410	1,126	11,420

Total	36,827	60,524	85,437

Business combinations
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
Impairment of goodwill and indefinite-lived intangible assets
We annually, or more frequently if we believe indicators of impairment exist, review the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist.
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
We determine the entities which have similar economic characteristics as a reporting unit and perform our annual goodwill and indefinite-lived intangible assets impairment test on the last day of each fiscal year. We did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2008, 2009 or 2010.
Recently issued accounting standards
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.
In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. This pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We do not expect the adoption of this pronouncement to have a significant effect on our financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial position or results of operations.
In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable t the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial position or results of operations.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2008
	(as adjusted)	2009	2010
	(in US$ thousands)
Consolidated Statement of Operations Data
Net revenues	102,663	148,066	211,550
Cost of revenues	(62,911)	(92,171)	(132,984)

Gross profit	39,752	55,895	78,566

Selling, general and administrative expenses	(25,905)	(34,710)	(51,901)

Total operating expenses	(25,905)	(34,710)	(51,901)
Change in fair value of contingent consideration payable for business acquisitions	—	(62)	221
Other operating income	858	1,754	4,985

Income from operations	14,705	22,877	31,871
Interest income	2,028	856	782
Interest expense	(69)	(86)	(85)
Exchange differences	703	(119)	(950)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	612

Income before income taxes and earnings in equity method investment	17,367	23,528	32,230
Income tax expense	(1,298)	(2,089)	(2,518)

Income before earnings in equity method investment	16,069	21,439	29,712
Earnings in equity method investment	20	69	151

Net income	16,089	21,508	29,863
Net loss attributable to noncontrolling interest	84	—	—
Income attributable to VanceInfo Technologies Inc. shareholders	16,173	21,508	29,863

The following table sets forth certain financial information as a percentage of our net revenues:

	For the Year Ended December 31,
	2008
	(as adjusted)	2009	2010
Consolidated Statement of Operations Data
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	(61.3)	(62.2)	(62.9)

Gross profit	38.7	37.8	37.1

Selling, general and administrative expenses	(25.2)	(23.4)	(24.5)

Total operating expenses	(25.2)	(23.4)	(24.5)

Change in fair value of contingent consideration payable for business acquisitions	—	(* )	0.1
Other operating income	0.8	1.2	2.4

Income from operations	14.3	15.5	15.1
Interest income	2.0	0.6	0.4
Interest expense	(0.1)	(0.1)	(* )
Exchange differences	0.7	(0.1)	(0.4)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	0.3

Income before income taxs and earnings in equity method investment	16.9	15.9	15.3
Income tax expense	(1.2)	(1.4)	(1.2)

Income before earnings in equity method investment	15.7	14.5	14.1
Earnings in equity method investment	*	*	*

Net income	15.7	14.5	14.1
Net loss attributable to noncontrolling interest	0.1	—	—
Income attributable to VanceInfo Technologies Inc. shareholders	15.8%	14.5%	14.1%

*	less than 0.1%
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Net Revenues
Our net revenues were US$211.6 million in 2010, representing an increase of 42.9% from our net revenues of US$148.1 million in 2009. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$54.0 million increase in our sales to our existing clients as of December 31, 2009, as a result of our enhanced relationships with these clients, and US$9.5 million of sales to new clients. The number of our clients increased to 327 for 2010 from 272 for 2009. In addition, the total number of clients that individually accounted for over US$1 million of our net revenues on an annualized basis increased to 30 for 2010 from 22 for 2009.

Cost of Revenues
In 2010, our cost of revenues was US$133.0 million, representing an increase of 44.3% from US$92.2 million in 2009. Cost of revenues represented 62.2% and 62.9% of our net revenues in 2009 and 2010, respectively. The increase was primarily due to an increase in compensation and benefit expenses of our professionals and, to a lesser extent, due to an increase in subcontracting costs as explained further below.
In 2010, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, increased by 49.3% to US$107.1 million from US$71.7 million in 2009, primarily due to an increase in our number of professionals. Our cost of revenues in 2010 and 2009 also included US$0.5 million and US$0.3 million, respectively, of share-based compensation expenses arising from share options and restricted share units granted to our professionals.
Our subcontracting costs increased to US$15.9 million in 2010 from US$11.6 million in 2009, primarily due to increases in business volumes and project scale.
Our travel expenses in cost of revenues increased slightly to US$4.9 million in 2010 from US$4.3 million in 2009. Our depreciation and amortization expenses included in cost of revenues increased slightly to US$1.7 million in 2010 from US$1.5 million in 2009.
Gross Profit
Our gross profit in 2010 was US$78.6 million, representing an increase of 40.6% from US$55.9 million in 2009. Gross profit as a percentage of our net revenues decreased slightly to 37.1% in 2010 from 37.8% in 2009.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses were US$51.9 million in 2010, representing an increase of 49.5% from US$34.7 million in 2009.
Compensation and benefit expenses in respect of selling, general and administrative employees, excluding share-based compensation expenses, increased by 48.8% to US$21.2 million in 2010 from US$14.3 million in 2009, primarily as we hired more selling, general and administrative employees and their average salary increased. Our selling, general and administrative expenses in 2010 also included US$2.8 million of share-based compensation expenses arising from share options granted to our selling, general and administrative employees compared to US$1.3 million of share-based compensation expenses in 2009. Rental and utilities expenses increased to US$9.6 million in 2010 from US$6.5 million in 2009, primarily due to our entering into new leases in major cities across China. Our amortization and depreciation expenses increased to US$6.4 million in 2010 from US$4.5 million in 2009 as a result of increase in our capital expenditures in 2010 and our acquisitions in 2009 and 2010. Our travel and advertising expenses also increased in 2010 compared to 2009 primarily due to enhanced marketing efforts.

Other Operating Income
Other operating income was generated primarily from government subsidies. In 2010, our government subsidies were US$4.6 million, an increase from US$1.5 million in 2009. In 2009 and 2010, we were granted government subsidies for obtaining certain technical certifications, improving our internal process management system and hiring and training new employees with college degrees.
Income from Operations
Our income from operations was US$31.9 million in 2010, representing an increase of 39.3% from US$22.9 million in 2009. The increase was due to our higher net revenues in 2010 compared to 2009, partly offset by the increases in our cost of revenues and operating expenses during the same period. Income from operations as a percentage of net revenues decreased slightly to 15.1% in 2010 from 15.5% in 2009.
Interest Income
Our interest income decreased slightly to US$0.8 million in 2010 from US$0.9 million in 2009.
Foreign Exchange Gain (Loss)
For 2010, we incurred foreign exchange loss of US$1.0 million, as compared to foreign exchange loss of US$0.1 million for 2009. Our foreign exchange loss in 2010 was largely due to the fluctuation of the Japanese yen.
Income Tax Expense
Our income tax expense increased to US$2.5 million for 2010 from US$2.1 million for 2009, primarily due to an increase in taxable income and partially offset by a decrease in effective tax rate from 8.9% in 2009 to 7.8% in 2010.
Earnings in equity investment
We invested in Link Result in 2008 and account for our investment in Link Result under the equity method before our acquisition of the remaining 67% in July 2010. In September 2010, we invested in 20% equity interest in Salsatec and account for our investment in Salsatec under the equity method. For 2010, we shared earnings in Link Result and Salsatec in the amount of US$0.2 million.
Net Income
As a result of the foregoing, our net income was US$29.9 million in 2010, representing an increase of 38.8% from US$21.5 million in 2009. Net income as a percentage of our net revenues decreased slightly to 14.1% in 2010 from 14.5% in 2009.
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

B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our operations and growth have been financed by cash generated from operations and from our public offering proceeds. As of December 31, 2010, we had US$161.3 million in cash and cash equivalents, compared to US$64.1 million as of December 31, 2009 and US$80.0 million as of December 31, 2008. The increase in our cash and cash equivalents from December 31, 2009 to December 31, 2010 was primarily due to cash flows from our expanded operation in 2010 and our follow-on public offering in November 2010. The decrease in our cash and cash equivalents from December 31, 2008 to December 31, 2009 was primarily due to the short-term investments in marketable debt securities.
Our working capital as of December 31, 2008, 2009 and 2010 was US$99.6 million, US$121.5 million and US$224.5 million, respectively. We had US$1.5 million, nil and US$3.0 million in outstanding bank borrowings as of such dates.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2008, 2009 and 2010:

	For the Year Ended December 31,
	2008	2009	2010
	(in US$ thousands)
Net cash provided by operating activities	15,404	11,925	11,554
Net cash used in investing activities	(10,128)	(30,483)	(11,339)
Net cash provided by (used in) financing activities	(2,826)	2,673	96,225
Effect of exchange rate changes	678	(21)	768
Net increase (decrease) in cash and cash equivalents	2,450	(15,885)	96,440
Cash and cash equivalents at the beginning of the year	76,835	79,963	64,057
Cash and cash equivalents at the end of the year	79,963	64,057	161,265
Operating Activities
Net cash provided by operating activities for 2010 amounted to US$11.6 million. Net cash provided by operating activities for 2010 was primarily attributable to net income of US$29.9 million; partly offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$148.1 million for 2009 to US$211.6 million for 2010, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$173.1 million for 2010 from US$118.9 million for 2009. As of December 31, 2010, our days of sales outstanding were 118 days, as compared to 112 days at the end of the year 2009.
Net cash provided by operating activities for 2009 amounted to US$11.9 million. Net cash provided by operating activities for 2009 was primarily attributable to net income of US$21.5 million; partially offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$102.7 million for 2008 to US$148.1 million for 2009, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$118.9 million for 2009 from US$83.5 million for 2008. As of December 31, 2009, our days of sales outstanding were 112 days, as compared to 104 days at the end of the year 2008.

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
Investing Activities
Net cash used in investing activities was US$11.3 million for 2010, primarily attributable to US$16.8 million for purchase of investment-held-to-maturity securities, US$11.7 million for purchase of property and equipment, partly offset by US$13.6 million in proceeds from maturity of investment and US$5.0 million in cash received upon maturity of term deposit. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises to satisfy the need from an increasing number of our professionals in 2010.
Net cash used in investing activities was US$30.5 million for 2009, primarily attributable to US$12.1 million for purchase of short-term investment, US$10.0 million for purchase of term deposit, US$6.4 million for purchase of property and equipment and US$3.5 million of consideration paid for business acquisitions, partly offset by US$1.5 million in cash received upon maturity of term deposit. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China in 2009. Net cash paid for business acquisitions was primarily for our acquisitions of Kernel and a professional team of engineers and certain business and assets from a China-based mobile service provider and additional consideration paid in relation to our acquisitions of WIT, Tianchuang and Chosen.
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

Financing Activities
Net cash provided by financing activities was US$96.2 million for 2010, compared to net cash provided by financing activities of US$2.7 million for 2009. Net cash provided by financing activities for 2010 was primarily due to US$89.8 million of proceeds from our follow-on public offering in November 2011, US$5.0 million of proceeds from exercise of options and US$2.9 million of proceeds from short-term borrowings.
Net cash provided by financing activities was US$2.7 million for 2009, compared to net cash used in financing activities of US$2.8 million for 2008. Net cash provided by financing activities for 2009 was primarily due to US$3.6 million of proceeds from exercise of options and US$3.6 million of proceeds from our follow-on public offering in July 2009, partially offset by repayment of short-term borrowings of US$3.9 million.
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
Capital Expenditures
Our capital expenditures in 2008, 2009 and 2010 were US$6.1 million, US$6.4 million and US$11.7 million, respectively. Our capital expenditures related primarily to purchase of computers and improvement of leased premises. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.
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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
Contingent Acquisition Payments
As of December 31, 2010, in connection with our recent acquisitions, we agreed to make contingent payments of up to US$3.3 million in a mix of cash and our ordinary shares, of which up to US$2.0 million may be paid with cash, and up to US$1.3 million may be paid with our ordinary shares, in each case subject to the achievement of certain financial performance targets of 2011.

Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in US$ thousands)
Operating leases	$24,471	$8,476	$12,646	$3,349	—
Purchase obligations	278	278	—	—	—
Total contractual obligations	$24,749	$8,754	$12,646	$3,349	—

Other than non-current deferred tax liabilities, non-current deferred income and non-current deferred revenue, the obligations set forth above, and the contingent payments described under “—Contingent Acquisition Payments,” we did not have any other long-term liabilities as of December 31, 2010.
G. Safe Harbor
This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to”, “could”, “potential”, “should”, “would” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:
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
This annual report on Form 20-F also contains estimates, projections and statistical data related to the IT services market in China. This market data, including data from IDC, an independent market research firm, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. You should not place undue reliance on these forward-looking statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Chris Shuning Chen	47	Chairman and Chief Executive Officer
David Lifeng Chen	42	Executive Vice Chairman and Co-President
Hao Chen	44	Director
Ruby Rong Lu	40	Director
Kui Zhou	43	Director
Daniel Mingdong Wu	44	Director
Samuelson S.M. Young	59	Director
Sidney Xuande Huang	45	Co-President and Chief Financial Officer
Frances Zhang	40	Chief Operating Officer
Junbo Liu	48	Executive Vice President and Chief Business Development Officer
Howard Hao Yu	39	Executive Vice President
Jeff Jian Wu	43	Executive Vice President and Chief Globalization Officer
Stanley Ying Zhou	48	Executive Vice President and Chief Administrative Officer
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

Mr. David Lifeng Chen has served as the executive vice chairman of our company since February 2011 and has been a director of our company since 2008. Mr. Chen also is our co-president overseeing our strategic planning and business development and has been working with us since 2001. He co-founded Heteng Software in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master’s of science degree in computer engineering from the University of California, Irvine and his bachelor’s of science degree in electrical engineering from Tongji University.
Mr. Hao Chen has been a director of our company since 2005. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and head of investment since 2001. He also serves as a director of Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, Beijing Kaitone Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, EYANG Technology Development Co., Ltd., a company listed on the Hong Kong Stock Exchange, Beijing Dianji Technology Co., Ltd., KML Company Ltd. and Boke Company Ltd., all of which are technology companies in which Legend Capital has invested. From 2000 to 2001, Mr. Chen served as a deputy director of Corporate Planning Department and Human Resource General Manager of Legend Group, which was renamed as Lenovo Group Limited in 2004, a Chinese leading IT product manufacturer. From 1992 to 2000, Mr. Chen was general manager of Legend Advanced System Ltd., a subsidiary of Legend Group specializing in system integration. Mr. Chen received his bachelor’s degree in computer and application from Huazhong University of Science & Technology.
Ms. Ruby Rong Lu has been a director of our company since May 2007. Ms. Lu is a partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including E-Commerce China Dangdang Inc., a China-based business-to-consumer e-commerce company listed on the New York Stock Exchange, Bitauto Holdings Limited, an Internet content and marketing services provider for China’s fast-growing automotive industry listed on the New York Stock Exchange, and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.
Mr. Kui Zhou has been a director of our company since 2006. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. Mr. Zhou also serves on the board of directors of some Sequoia portfolio companies, including a director of Sky-mobi Limited, a China-based mobile application store operator listed on the Nasdaq Global Market; Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company listed on Growth Enterprises Market of the Shenzhen Stock Exchange; Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business; and Beijing Zhijinleye Education & Technology Co., Ltd., a company specializing in providing China’s medical industry with distance education training and technical services. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University and his master’s of business administration degree from Tsinghua University.

Mr. Daniel Mingdong Wu has been our director since October 2007. Mr. Wu has served as the chief financial officer of www.55tuan.com, a China-based group buying website, since January 2011. Prior to that, Mr. Wu served as a venture partner at SAIF Partners, a private equity fund focusing on growth investment opportunities in China and other Asian countries, from 2009. Prior to that, Mr. Wu served as chief financial officer of Focus Media Holdings Limited, a China-based advertising company listed on the Nasdaq Global Market, from 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from 2004 until 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acted as chief financial officer of Wi-Comm United Communications Inc. from 2003 until 2004. From 2000 to 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a bachelor’s degree from the State University of New York at Buffalo and a master’s of business administration degree from Columbia Business School.
Mr. Samuelson S. M. Young has been our director since December 2007. Mr. Young has years of experience in information technology, financial services and business management. Mr. Young has served as the vice chairman of Studio A Inc., an apple premium reseller with around 50 chain stores in Asia, since 2010. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, since 2006. He is also the founding partner of Xanadu Ventures and has been with Xanadu Partners since 2007. He served as a senior advisor for the Greater China region of Silver Lake Partners, a U.S.-based private equity firm, from 2006 to 2008. From 1978 to 2005, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, and Hong Kong, and also in a joint venture of IBM in Tianjin, and was promoted to vice president of the Financial Services Sector of IBM Asia Pacific in 2001. From 1995 to 1997, Mr. Young was a member of the General Committee of the Hong Kong Arts Festival Association and a consultant to The Hong Kong University of Science & Technology’s master of business administration program. Mr. Young received his bachelor’s degree in Applied Mathematics from the National Chung Hsing University, Taiwan.
Executive Officers
Mr. Sidney Xuande Huang has been our chief financial officer since 2006 and our co-president overseeing our organizational growth and strategic transactions since January 2011. He also was our chief operating officer from 2008 to 2010. Prior to joining us, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from July 2005 to March 2006. From 2004 to 2005, he served as the chief financial officer of 800buy China Limited, an e-commerce company in China. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and is a Certified Public Accountant in the State of New York. Mr. Huang has served as a director of Bitauto Holdings Limited and Beijing Enlight Media Co., Ltd. since 2010. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College in New York City, where he graduated as class valedictorian.
Ms. Frances Hong Zhang is our chief operating officer and has been working with us since 2006. Prior to joining us, Ms. Zhang was the chief executive officer of Prosoft from 2004 to 2006. Ms. Zhang found China Logistic Investment Limited, a China-based logistics information system development company, in 2002. Ms. Zhang was the managing director of Timeless Software (Beijing) Limited, a China-based software development company, and an executive director of Timeless Software limited, a Hong Kong-based software development company listed on the Hong Kong Stock Exchange, from 2000 to 2002. Ms. Zhang received her master’s degree in computer science from the Chinese Academy of Sciences in 1997 and her bachelor’s degree in electronics engineering from Tsinghua University in 1994.

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
Dr. Howard Hao Yu is our executive vice president and has been working with us since 2007. Prior to joining us, Dr. Yu was the founder and managing director of ITC from 2001 to 2007. Dr. Yu was also an associate professor at Beijing University of Posts and Telecommunications from 2001 to 2008 following his postdoctoral research work at Tsinghua University from 1999 to 2001. He received his Ph.D. degree in communication and information system from Beijing University of Posts and Telecommunications in 1999 and his bachelor’s degree in telecommunication engineering from Beijing Institute of Technology in 1994.
Mr. Jeff Jian Wu is our executive vice president and chief globalization officer in charge of our globalization initiatives. Prior to joining us in 2004, he served as the vice president of marketing at Wenditel Inc., an e-commerce company specializing in online payment in the United States from 2002 to 2004. He served as the chief technology officer of Ospect Inc, a US-based CRM software company, from 2000 to 2002. Previously, Mr. Wu worked for Cambridge Technology Partners, EDS, Chordiant and Ariba in various leading roles of product development, professional services and business line management. Mr. Wu received his master’s degree in computer science from the University of Southern California and his bachelor’s degree in computer science from Tongji University.
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
B. Compensation
For the fiscal year ended December 31, 2010, we paid an aggregate of approximately US$1.6 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For options and restricted share units granted to our officers and directors, see Item 6, “ — Share Incentive Plan.”

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
Share Incentive Plans
Grants Under 2005 Stock Plan
In November 2005, we adopted our 2005 Stock Plan and supplemented and amended the plan in April and May 2006, respectively. As of March 31, 2011, there are 1,306,742 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan.
2007 Share Incentive Plan
We have adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted under our 2007 share incentive plan. As of March 31, 2011, there are 2,488,655 ordinary shares issuable upon exercise of our outstanding options and restricted share units under our 2007 Share Incentive Plan.
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
The following table summarizes, from January 1, 2010 to March 31, 2011, the outstanding restricted share units that we granted to our directors and officers under our 2007 Share Incentive Plan.

	Restricted Shares		End of Vesting
Name	Units Granted	Grant Date	Period
Chris Shuning Chen	7,961	February 23, 2010	February 23, 2014
David Lifeng Chen	5,789	February 23, 2010	February 23, 2014
	10,000	December 16, 2010**	December 16, 2014
Hao Chen	*	February 23, 2010	February 23, 2014
Ruby Rong Lu	*	February 23, 2010	February 23, 2014
Kui Zhou	*	February 23, 2010	February 23, 2014
Sidney Xuande Huang	*	February 23, 2010	February 23, 2014
	*	December 16, 2010**	December 16, 2014
Frances Hong Zhang	*	February 23, 2010	February 23, 2014
Junbo Liu	*	February 23, 2010	February 23, 2014
Howard Hao Yu	*	February 23, 2010	February 23, 2014
	*	December 16, 2010**	December 16, 2014
Jeff Jian Wu	*	February 23, 2010	February 23, 2014
	*	December 16, 2010**	December 16, 2014
Stanley Ying Zhou	3,474	February 23, 2010	February 23, 2014
	10,000	December 16, 2010**	December 16, 2014
Directors and Executive officers as a group	132,420

*	Upon exercising of all options that are exercisable with 60 days after March 31, 2011 and vesting of all restricted shares unites that are to be vested within 60 days after March 31, 2011, would beneficially owns less than 1% of our outstanding ordinary shares.

**	On December 16, 2010, we granted certain restricted share units to several executives at a discount purchase price of US$22.00 per share, which is lower than the market closing price of US$34.13 on December 15, 2010, the day before the grant date, by US$12.13.

The following table summarizes, from January 1, 2010 to March 31, 2011, the outstanding options that we granted to our directors and officers under our 2007 Share Incentive Plan.

	Ordinary Shares	Exercise
	Underlying	Price		Expiration
Name	Outstanding Options	(US$/Share)	Grant Date	Date
Chris Shuning Chen	80,000	28.70	March 14, 2011	March 14, 2016
David Lifeng Chen	10,000	34.13	December 16, 2010	December 16, 2016
Hao Chen	*	34.13	December 16, 2010	December 16, 2016
Ruby Rong Lu	*	34.13	December 16, 2010	December 16, 2016
Kui Zhou	*	34.13	December 16, 2010	December 16, 2016
Sidney Xuande Huang	*	34.13	December 16, 2010	December 16, 2016
Frances Hong Zhang	*	35.50	November 23, 2010	November 23, 2015
	*	34.13	December 16, 2010	December 16, 2016
Junbo Liu	*	34.13	December 16, 2010	December 16, 2016
Jeff Jian Wu	*	34.13	December 16, 2010	December 16, 2016
Directors and Executive officers as a group	365,000

*	Upon exercising of all options that are exercisable with 60 days after March 31, 2011 and vesting of all restricted shares unites that are to be vested within 60 days after March 31, 2011, would beneficially owns less than 1% of our outstanding ordinary shares.
C. Board Practices
In 2010, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.
Board of Directors
Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided he has declared his interest in accordance with our Articles of Association (subject to any separate requirements for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting). Our board of directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no contract between us or any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors
We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We also adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Mr. Daniel Mingdong Wu, Mr. Samuelson S. M. Young and Ms. Ruby Rong Lu. Mr. Wu is the chairman of our audit committee. Mr. Wu is a director with accounting and financial management expertise as required by the Corporate Governance Rules of the New York Stock Exchange, or the NYSE Rules. Messrs. Wu and Young and Ms. Lu satisfy the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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

Compensation Committee
Our compensation committee consists of Mr. Kui Zhou, Ms. Ruby Rong Lu, Mr. Hao Chen and Mr. Daniel Mingdong Wu. Mr. Zhou is the chairman of our compensation committee. Messrs. Zhou, Chen and Wu and Ms. Lu satisfy the “independence” requirements of Section 303A of the NYSE Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
Terms of Directors and Officers
Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Chris Shuning Chen and Mr. David Lifeng Chen have been designated as Class A directors. Mr. Hao Chen, Mr. Kui Zhou and Ms. Ruby Rong Lu have been designated as Class B directors. Mr. Daniel Mingdong Wu and Mr. Samuelson S.M. Young have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D. Employees
We view our employees as critical to our business operations and future prospects. We are committed to remaining among the industry’s preferred employers in China. As of December 31, 2008, 2009 and 2010, we employed 5,457, 8,347 and 11,044 employees, including 4,841, 7,542 and 9,827 professionals, respectively. As of March 31, 2011, we employed 11,646 employees, including 10,400 professionals.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of March 31, 2011, by:
•	each of our directors and executive officers who are also our shareholders; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Chris Shuning Chen(3)	3,852,908	8.6
David Lifeng Chen(4)	297,934	0.7
Hao Chen(5)	*	*
Ruby Rong Lu(6)	*	*
Kui Zhou(7)	1,156,184	2.6
Daniel Mingdong Wu(8)	*	*
Samuelson S.M. Young(9)	*	*
Sidney Xuande Huang(10)	*	*
Frances Hong Zhang(11)	*	*
Junbo Liu(12)	*	*
Howard Hao Yu(13)	*	*
Jeff Jian Wu(14)	*	*
Stanley Ying Zhou(15)	361,776	0.8
All Directors and Executive Officers as a Group(16)	6,147,343	13.7

Principal Shareholders:
Lone Spruce, L.P. and affiliates(17)	4,192,821	9.4
Button Software Ltd.(18)	3,830,420	8.6
FMR LLC and affiliates(19)	2,581,153	5.8
Maverick Capital, Ltd. and affiliates(20)	2,496,238	5.6

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership was calculated by dividing the number of shares beneficially owned by such person or group by the sum of 44,556,910, being the number of ordinary shares outstanding as of March 31, 2011, the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2011, and the number of ordinary shares underlying restricted share units held by such person or group that are to be vested within 60 days after March 31, 2011.

(3)	Represents 2,517,920 ordinary shares held by Button Software Ltd., a British Virgin Islands company, and 84,988 ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 beneficially owned by Mr. Chris Shuning Chen. In addition, Button Software Ltd. entered into certain agreements with Credit Suisse Capital LLC (the “Button VPF”). Pursuant to the Button VPF, Button Software Ltd. pledged and monetized 712,500 ADSs beneficially owned by it. TAIRON INVESTMENT LIMITED entered into certain agreements with Credit Suisse Capital LLC (the “Tairon VPF”). Pursuant to the Tairon VPF, TAIRON INVESTMENT LIMITED pledged and monetized 537,500 ADSs beneficially owned by it. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd. and TAIRON INVESTMENT LIMITED. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(4)	Represents 259,400 ADSs, 38,534 ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 beneficially owned by Mr. David Lifeng Chen. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(5)	Represents ADSs held by LC Fund II, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by Mr. Hao Chen. Mr. Chen disclaims beneficial ownership with respect to the shares held by LC Fund II except to the extent of his pecuniary interest therein. The business address for Mr. Chen is 10/F, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China.

(6)	Represents ADSs, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by Ms. Ruby Rong Lu. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.

(7)	Represents 87,651 ADSs held by Kui Zhou, 600,515 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., and Sequoia Capital China Principals Fund I, L.P., 467,080 ordinary shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P., and 938 ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by Mr. Kui Zhou. Mr. Kui Zhou disclaims beneficial ownership with respect to the shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 held by held by Mr. Daniel Mingdong Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 held by held by Mr. Samuelson S.M. Young. The business address for Mr. Young is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by held by Mr. Sidney Xuande Huang. The business address for Mr. Huang is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(11)	Represents ordinary shares, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 beneficially owned by Ms. Frances Hong Zhang. The business address for Ms. Zhang is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(12)	Represents ordinary shares, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by Mr. Junbo Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(13)	Represents ordinary shares, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 beneficially owned by Dr. Howard Hao Yu. The business address for Dr. Yu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(14)	Represents ordinary shares, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by Mr. Jeff Jian Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(15)	Represents 325,865 ordinary shares held by Charlene Limited, a British Virgin Islands company wholly owned and controlled by Mr. Stanley Ying Zhou, 35,911 ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 beneficially owned by Mr. Stanley Ying Zhou. The business address for Mr. Zhou is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

(16)	Represents ordinary shares, ordinary shares issuable upon exercise of options within 60 days after March 31, 2011, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after March 31, 2011 held by all of our directors and executive officers as a group.

(17)	Based on Schedule 13G/A jointly filed by Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P., Lone Dragon Pine, L.P., Lone Pine Associates LLC, Lone Pine Members LLC, Lone Pine Capital LLC, and Stephen F. Mandel, Jr. on February 14, 2011.

(18)	Represents 2,517,920 ordinary shares held by Button Software Ltd., a British Virgin Islands company, and 62,500 ordinary shares ordinary shares issuable upon exercise of options within 60 days after March 31, 2011 held by TAIRON INVESTMENT LIMITED. In addition, pursuant to the Button VPF, Button Software Ltd. pledged and monetized 712,500 ADSs beneficially owned by it. Pursuant to the Tairon VPF, TAIRON INVESTMENT LIMITED pledged and monetized 537,500 ADSs beneficially owned by it. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. The registered address for Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(19)	Based on Schedule 13G/A jointly filed by FMR LLC and Edward C. Johnson 3d on February 14, 2011.

(20)	Based on Schedule 13G jointly filed by Maverick Capital, Ltd., Maverick Capital Management, LLC and Lee S. Ainslie III on February 14, 2011.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of December 31, 2007, based on their respective 13G filing, Sequoia Funds, DCM Funds, and LC Fund II held 20.3%, 16.7% and 11.9%, respectively, of our ordinary shares and as of December 31, 2010, based on their respective Schedule 13G/A filing, each of them held 2.4%, nil and 0.1%, respectively, of our ordinary shares. Button Software Ltd. held 9.6% of our ordinary shares as of December 31, 2007 and it beneficially held 8.6% of our ordinary shares as of March 31, 2011.
As of March 31, 2011, 44,556,910 of our ordinary shares were issued and outstanding. To our knowledge, approximately 91.1% of our total outstanding ordinary shares were held by seven record shareholders in the United States, including approximately 88.7% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options and restricted share units granted to our directors, officers and employees, please refer to “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See Item 6, “Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
Transactions with Certain Directors, Shareholders and Affiliates
From time to time we provide various IT services to Lenovo (Beijing) Co., Ltd., Lenovo (Shanghai) Co., Ltd., Lenovo (Shanghai) Electronic Technology Co., Ltd., Lenovo Mobile Communications Co., Ltd., Beijing Lenovo Software Co., Ltd., Shanghai Lenovo Electronic Co., Ltd., Sunny Information Technology Service, Inc., and Lenovo (Dalian) Technologies Service Co., Ltd., affiliates of LC Fund II, one of our shareholders. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties.
Other Share Issuances
In November 2010, we issued 26,442 ordinary shares to Hui Wing Han Christina Wendy & Wong Kit Cheung Paul as a part of the consideration for the acquisition of TP Companies.
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
Legal Proceedings
From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. Except as otherwise disclosed herein, we are not currently a party to any legal proceeding or investigation that, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

In August 2004, VanceInfo Beijing, our wholly owned subsidiary, acquired the IT services business and related assets from our predecessor, Wensi Chuangyi and its subsidiaries. In November 2010, Jiang filed an action naming us, our subsidiary VanceInfo US, and our executives Chris Shuning Chen and David Lifeng Chen as defendants in the Superior Court of California, County of San Mateo captioned Jonathan Jiang v. VanceInfo Technologies, et al., CIV 500979. An amended complaint filed January 21, 2011 alleges:
•	Jiang was a minority shareholder of Octiga, Inc., a dissolved California Corporation. Octiga, Inc. allegedly owned “more than 30% interest in a joint venture” in Beijing Heteng Software Technology Company, Ltd., or Heteng, a company incorporated in China.
•	Heteng owned 95% of Wensi Chuangyi.
•	Jiang owned 220,000 common shares of Octiga, Inc. for which compensation was not appropriately provided.
•	The transfer of assets of Wensi Chuangyi from Heteng to us occurred without proper compensation to Octiga, Inc.
These matters are scheduled to be heard in the next few months. Jiang has submitted theories for claims of damages in an unknown range of values. Jiang’s claims are brought on his own behalf, and Jiang also seeks to assert the claims derivatively on behalf of Octiga, Inc. We believe that Jiang’s factual allegations are flawed and his legal theories unsound, and there are meritorious defenses to the claims. On March 10, 2011, we filed a motion to quash service on us and a demurrer to the amended complaint on behalf of VanceInfo US.
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
For the period from December 12, 2007 to May 9, 2011, the trading price of our ADSs on the NYSE has ranged from US$4.20 to US$41.06 per ADS. For the year ended December 31, 2010, the trading price ranged from US$14.79 to US$41.06 per ADS.
The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Trading Price ($)
	High	Low
2007 (from December 12, 2007 to December 31, 2007)	10.95	8.51
2008	13.98	4.28
First quarter	9.25	4.90
Second quarter	13.98	6.45
Third quarter	10.19	5.80
Fourth quarter	8.28	4.28
2009	21.07	4.20
First quarter	6.00	4.20
Second quarter	15.50	4.95
Third quarter	19.60	10.54
Fourth quarter	21.07	14.50
2010	41.06	14.79
First quarter	23.85	14.79
Second quarter	26.48	18.21
Third quarter	33.30	22.11
Fourth quarter	41.06	30.55
November	38.43	32.37
December	41.06	33.51
2011
First quarter	37.99	27.55
January	37.99	31.86
February	36.56	28.32
March	33.99	27.55
April	34.90	28.40
May (through May 9, 2011)	33.08	30.10

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
D. Exchange Controls
China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how it may change again.

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
E. Taxation
The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as tax consequences under state, local and other tax laws in jurisdictions other than the Cayman Islands, PRC or the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.

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
PRC Enterprise Income Tax
See “Item 5. Operating and Financial Review and Prospects” for a description on PRC Enterprise Income Tax.
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
The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:
•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates;
•	tax-exempt entities;

•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or pass through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX LAW TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
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
If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. No gain or loss will be recognized upon the exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you (including the amount of any PRC taxes withheld therefrom) with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of capital, thereby reducing your tax basis in your ADSs or ordinary shares (but not below zero), and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS (in U.S. dollars) or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
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
If we are classified as a PFIC, you must file United States Internal Revenue Service Form 8621 for each tax year in which you make a disposition of your ADSs or ordinary shares, receive direct or indirect distributions on your ADSs or ordinary shares or make a mark-to-market or deemed sale election mentioned above with respect to your ADSs or ordinary shares. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning the tax consequences to you of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and your annual filing requirements.
Medicare Tax
For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125 thousand and US$250 thousand, depending on the individual’s circumstances). A United States person’s net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ADSs or ordinary shares.
Information with Respect to Foreign Financial Assets
Individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our ADSs or ordinary shares.

Information Reporting and Backup Withholding
Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not Applicable.
G. Statement by Experts
Not Applicable.
H. Documents on Display
We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-147601, as amended) and our registration statement on Form F-3 (Registration No. 333-160287 and Registration No. 333-170632, as amended), with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-147602) to register the ADSs.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct US$0.8 million from our interest income in 2010. We have not used derivative financial instruments to manage our interest rate risk exposure. Most of our borrowings bear fixed interest rates.
We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.
Foreign Exchange Risk
A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in U.S. dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how it may change again. The results of our operations could be adversely affected by appreciation of the Renminbi against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2010, we had a Renminbi denominated cash balance of RMB359.9 million and a U.S. dollar denominated cash balance of US$101.5 million. Assuming we had converted the U.S. dollar denominated cash balance of US$101.5 million as of December 31, 2010 into Renminbi at the exchange rate of US$1.00 for RMB6.6000 as of December 30, 2010, this cash balance would have been RMB669.9 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB663.3 million as of December 31, 2010. Conversely, if we decide to convert our

Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We also receive a portion of our revenues in Hong Kong Dollar, Japanese Yen and Euro. Any significant depreciation of Hong Kong Dollar, Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect our revenues in Renminbi or U.S. dollar terms, respectively. Furthermore, the value of our shares may be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while our shares are traded in U.S. dollars. Depreciation of the value of the U.S. dollar will also reduce the value of the cash we hold in U.S. dollars, which we may use for purposes of future acquisitions or other business expansion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk, except for a forward exchange contract to purchase US$5 million for JPY448.75 million in October 2010 and a forward exchange contract to purchase US$5 million for JPY432.5 million in July 2011. While the use of such foreign currency forward contract provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

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

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

• Share distributions, stock dividend, stock split, merger

• Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

Category	Depositary actions	Associated fee
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:	Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
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

Fees and Payments from the Depositary to Us
In January 2010, we received from the depositary a reimbursement of approximately US$0.5 million for certain expenses we incurred in 2009 that were related to establishment and maintenance of the ADR program, including investor relationship service fees and audit service fees.
In addition, for year 2010, we were entitled to receive approximately US$1.3 million from the depositary as reimbursement for certain fees and expenses including legal fees, audit service fees, NYSE listing fees, investor relations expenses, Financial Industry Regulatory Authority filing fees and SEC registration fees. We received US$0.1 million thereof in 2010, and received US$0.8 million and US$2.3 thousand in January 2011 and March 2011, respectively.
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
We used the net proceeds received from our initial public offering as follows:
•	approximately US$31.0 million to establish new offices, to fund other capital expenditures and to make the payment for the land use right we are going to acquire in Beijing; and
•	approximately US$11.1 million to fund strategic acquisitions.
As of December 31, 2010, approximately US$14.8 million of the offering proceeds from our initial public offering had been applied and paid to others, including consultants and advisors. Proceeds from our initial public offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the managing underwriters for our initial public offering.

The effective date of the registration statement on Form F-3 (File number: 333-160287) for which use of proceeds information is being disclosed was July 8, 2009. We offered our ordinary shares, in the form of ADSs, in our follow-on public offering in July 2009. We registered and sold 300,000 ADSs, representing 300,000 ordinary shares, at US$11.00 per ADS and issued additional 45,000 ADSs, representing 45,000 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$2.7 million from this follow-on public offering.
We have not used the net proceeds received from our follow-on public offering in July 2009 as of the date of this annual report. As of December 31, 2010, approximately US$0.9 million of the offering proceeds from this follow-on public offering had been applied and paid to others, including consultants and advisors. Proceeds from our follow-on public offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. were the managing underwriters for our follow-on public offering in July 2009.
The effective date of the registration statement on Form F-3 (File number: 333-170632) for which use of proceeds information is being disclosed was November 16, 2010. We offered our ordinary shares, in the form of ADSs, in our follow-on public offering in November 2010. We registered and sold 2,200,000 ADSs, representing 2,200,000 ordinary shares, at US$35.50 per ADS and issued additional 330,000 ADSs, representing 330,000 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$89.3 million from this follow-on public offering.
We have not used the net proceeds received from our follow-on public offering in November 2010 as of the date of this annual report. As of December 31, 2010, approximately US$0.5 million of the offering proceeds from this follow-on public offering had been applied and paid to others, including consultants and advisors. Proceeds from our follow-on public offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. was the managing underwriter for our follow-on public offering in November 2010.

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
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our internal control over financial reporting was effective.
In view of the limited timeframe between date of acquisition and December 2010, management has excluded from our assessment for internal control over financial reporting that of Link Result and A-IT Shanghai, or Link Result Companies, which were fully acquired in July 2010, as the time available was inadequate to complete an effective assessment of the internal control of Link result Companies as well as insufficient to effectively implement and roll out any meaningful changes. Management was also of the view that any potential risk from the Link Result Companies is manageable and should not be a key concern for the year. Link Result Companies in aggregate had total assets (including goodwill and intangible assets acquired) of US$6.9 million, net assets (including goodwill and intangible assets acquired) of US$6.4 million, net revenues of US$3.0 million and net income of US$0.5 million, which accounted for 2.0% of our total assets, 2.2% of our net assets, 1.4% of our net revenues and 1.8% of our net income on a consolidated basis, as of and for the year ended December 31, 2010.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who also audited our consolidated financial statements, independently assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which is included in this annual report.
Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.
We have audited the internal control over financial reporting of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Link Result Limited and A-IT (Shanghai) Software Services Co., Ltd., which were fully acquired in July 2010 and whose financial statements constitute, in aggregate, 2.0% of total assets, 2.2% of net assets, 1.4% of net revenues and 1.8% of net income of the Group’s consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Link Result Limited and A-IT (Shanghai) Software Services Co., Ltd. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated May 11, 2011 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 11, 2011
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2009	2010
	(in US$ thousands)
Audit fees(1)	1,120	1,178
Audit-related fees	—	—
Tax fees(2)	—	25
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our interim financial statements, and also other assurance services rendered in connection with our follow-on offerings in 2009 and 2010 and filing of various registration statements.

(2)	“Tax fees” means fees billed for tax compliance, tax advice, and tax planning services.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
	Total Number of		as Part of Publicly	ADSs that May
	ADS	Average Price	Announced	Yet Be Purchased
Period	Purchased(1)	Paid Per ADS	Program(2)	Under the Program(1)
February 21, 2009 – February 28, 2009	0	N/A	0	$10,000,000
March 1, 2009 – March 31, 2009	2,800	$4.6914	2,800	$9,986,864
April 1, 2009 – January 31, 2010	0	N/A	0	$9,986,864
February 1, 2010 – February 20, 2010	0	N/A	0	$0
Total	2,800	$4.6914	2,800	$0

(1)	Each of our ADS represents one ordinary share.

(2)	We publicly announced a share repurchase program on February 21, 2009, pursuant to which we are authorized to repurchase up to US$10 million worth of our outstanding ADSs within the next 12 months following February 21, 2009 (the program’s approval date). This share repurchase program expired on February 20, 2010.
In March 2010, we repurchased 27,772 shares of our ordinary shares from Global Mission Limited for nominal consideration.

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
	Total Number of		as Part of Publicly	ADSs that May
	ADS	Average Price	Announced	Yet Be Purchased
Period	Purchased(1)	Paid Per ADS	Program(2)	Under the Program(1)
March 21, 2011 – March 31, 2011	0	N/A	0	$40,000,000
April 1, 2011 – April 30, 2011	68,277	$29.2723	68,277	$38,001,376
May 1, 2011 – May 9, 2011	0	N/A	0	$38,001,376
Total	68,277	$29.2723	68,277	$38,001,376

(1)	Each of our ADS represents one ordinary share.

(2)	We publicly announced a share repurchase program on March 21, 2011, pursuant to which we are authorized to repurchase up to US$40 million worth of our outstanding ADSs within the next 12 months following March 21, 2011 (the program’s approval date).

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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

4.7	*	Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant.
4.8	*	English Translation of Form of Employment Contract between VanceInfo Creative Software Technology Ltd., formerly named Worksoft Creative Software Technology Ltd., and a Senior Executive Officer of it.
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

4.11
English Translation of Asset Transfer Agreement between Worksoft Creative Software Technology Ltd. and Beijing SunBridges Technologies Development Co., Ltd. dated as of December 1, 2006 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

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

8.1 *	Subsidiaries of the Registrant.

Exhibit
Number		Description of Document
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
Date: May 11, 2011

VANCEINFO TECHNOLOGIES INC.
Report of Independent Registered Public Accounting Firm
For the years ended December 31, 2008, 2009 and 2010

VANCEINFO TECHNOLOGIES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF VANCEINFO TECHNOLOGIES INC.
We have audited the accompanying consolidated balance sheets of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively, the “Group”) as of December 31, 2009 and 2010 and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China
May 11, 2011

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	As of December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	64,057	161,265
Term deposit	10,000	5,000
Restricted cash	—	679
Held-to-maturity securities-current	12,122	13,208
Available-for-sale investment	—	1,302
Accounts receivable, net of allowance for doubtful accounts of $1,018 and $1,956 as of December 31, 2009 and 2010, respectively	60,524	85,437
Prepaid expenses and other current assets	6,026	4,860
Deferred income tax assets-current	1,473	2,441

Total current assets	154,202	274,192

Rental deposits and prepaid rentals	1,658	2,393
Property and equipment, net	15,000	20,344
Acquired intangible assets, net	7,739	6,836
Goodwill	24,783	28,072
Long-term investment	930	193
Held-to-maturity securities, non-current	—	1,558
Prepaid land use right	879	18,009
Deferred income tax assets, non-current	—	42

Total assets	205,191	351,639

Liabilities

Current liabilities:
Short-term bank loan	—	3,020
Accounts payable	702	823
Accrued expenses and other payables	24,200	36,377
Income tax payable	4,863	7,720
Deferred income-current	260	462
Deferred revenue-current	2,634	1,276

Total current liabilities	32,659	49,678

Deferred income tax liabilities-non current	1,328	1,220
Deferred income-non-current	1,778	1,305
Deferred revenue-non-current	97	—
Long-term payable for business acquisition-non current	6,767	3,269

Total liabilities	42,629	55,472

Commitments and contingencies (Notes 24 and 25)

Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 39,888,092 and 44,556,910 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	40	45
Additional paid-in capital	111,680	208,431
Shares issuable in connection with business acquisitions	520	3,594
Accumulated other comprehensive income	4,924	8,836
Statutory reserves	2,307	3,478
Retained earnings	43,091	71,783

Total equity	162,562	296,167

Total liabilities and equity	205,191	351,639

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share and share related data)

	For the years ended December 31,
	2008	2009	2010
Revenues	105,556	152,065	216,492
Business tax	(2,893)	(3,999)	(4,942)

Net revenues	102,663	148,066	211,550
Cost of revenues (including share-based compensation of $265, $313 and $492 in 2008, 2009 and 2010, respectively)	(62,911)	(92,171)	(132,984)

Gross profit	39,752	55,895	78,566

Selling, general and administrative expenses (including share-based compensation of $1,126, $1,252 and $2,755 in 2008, 2009 and 2010, respectively)	(25,905)	(34,710)	(51,901)

Total operating expenses	(25,905)	(34,710)	(51,901)

Change in fair value of contingent consideration payable for business acquisition	—	(62)	221
Other operating income	858	1,754	4,985

Income from operations	14,705	22,877	31,871
Interest income	2,028	856	782
Interest expense	(69)	(86)	(85)
Exchange differences	703	(119)	(950)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	612

Income before income taxes and earnings in equity method investment	17,367	23,528	32,230
Income tax expense	(1,298)	(2,089)	(2,518)

Income before earnings in equity method investment	16,069	21,439	29,712
Earnings in equity method investment	20	69	151

Net income	16,089	21,508	29,863
Net loss attributable to noncontrolling interest	84	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	16,173	21,508	29,863

Net income	16,089	21,508	29,863
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,578	(48)	3,722
Unrealized gains (loss) on foreign currency exchange forward contract	—	145	(506)
(Gains) loss on foreign currency exchange forward contract transfer to statements of operations	—	(36)	202
Net unrealized gain on available-for-sale investment, net tax effect of $87	—	—	494

Total other comprehensive income, net of tax	2,578	61	3,912

Comprehensive income	18,667	21,569	33,775
Comprehensive income attributable to the noncontrolling interest	84	—	—

Comprehensive income attributable to Vanceinfo Technologies Inc.	18,751	21,569	33,775

Net income per share
Basic-ordinary share	0.43	0.56	0.74
Diluted-ordinary share	0.40	0.52	0.69

Weighted average shares used in calculating net income per share
Basic-ordinary share	37,276,306	38,389,495	40,298,060

Diluted-ordinary share	40,695,982	41,576,217	43,406,080

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY
(In U.S. dollars in thousands, except share data)

				Shares issuable	Accumulated
				in connection	other
	Ordinary shares		Additional	with business	comprehensive	Statutory	Retained	Noncontrolling	Total
	Shares	Amount	paid-in capital	acquisitions	income	reserves	earnings	interest	shareholders’ equity

Balance as of January 1, 2008	37,198,907	37	98,706	—	2,285	924	8,426	630	111,008
Issuance of ordinary shares in connection with business acquisitions	148,594	—	1,174	—	—	—	—	—	1,174
Shares issuable in connection with Chosen acquisition (Note 4)	—	—	—	1,527	—	—	—	—	1,527
Ordinary shares issued for share-based compensation	2,000,000	2	300	—	—	—	—	—	302
Repurchase of ordinary shares	(226,622)	—	(387)	—	—	—	(1,633)	—	(2,020)
Share-based compensation	—	—	1,391	—	—	—	—	—	1,391
Provision for statutory reserve	—	—	—	—	—	392	(392)	—	—
Foreign currency translation adjustment	—	—	—	—	2,578	—	—	—	2,578
Net income	—	—	—	—	—	—	16,173	(84)	16,089
Noncontrolling interest acquired in business combination								(546)	(546)

Balance as of December 31, 2008	39,120,879	39	101,184	1,527	4,863	1,316	22,574	—	131,503
Issuance of ordinary shares in connection with business acquisitions	422,213	1	2,088	(1,527)					562
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	520	—	—	—	—	520
Repurchase of ordinary shares	(2,800)	—	(13)	—	—	—	—	—	(13)
Issuance of ordinary shares upon share offering	345,000	—	2,648	—	—	—	—	—	2,648
Ordinary shares issued for share-based compensation	2,800	—	4208	—	—	—	—	—	4,208
Share-based compensation	—	—	1,565	—	—	—	—	—	1,565
Provision for statutory reserve	—					991	(991)	—	—
Unrealized gain on foreign currency exchange forward contract	—	—	—	—	145	—	—	—	145
Gain on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	(36)	—	—	—	(36)
Foreign currency translation adjustment	—	—	—	—	(48)	—	—	—	(48)
Net income	—	—	—	—	—	—	21,508	—	21,508

Balance as of December 31, 2009	39,888,092	40	111,680	520	4,924	2,307	43,091	—	162,562
Issuance of ordinary shares in connection with business acquisitions	26,442	—	520	(520)	—	—	—	—	—
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	1,978	—	—	—	—	1,978
Shares issuable in connection with AIT acquisition (Note 4)	—	—	—	1,616	—	—	—	—	1,616
Ordinary shares returned from an employee (Note 20)	(27,772)	—	(537)	—	—	—	—	—	(537)
Issuance of ordinary shares upon share offering	2,530,000	3	89,223	—	—	—	—	—	89,226
Ordinary shares issued for share-based compensation	2,140,148	2	4,508	—	—	—	—	—	4,510
Share-based compensation	—	—	3,037	—	—	—	—	—	3,037
Provision for statutory reserve	—	—	—	—		1,171	(1,171)	—	—
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	(506)	—	—	—	(506)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	202	—	—	—	202
Net unrealized gain on available-for-sale investment, net tax effect of $87	—	—	—	—	494	—	—	—	494
Foreign currency translation adjustment	—	—	—	—	3,722	—	—	—	3,722
Net income	—	—	—	—	—	—	29,863	—	29,863

Balance as of December 31, 2010	44,556,910	45	208,431	3,594	8,836	3,478	71,783	—	296,167

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	16,089	21,508	29,863
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,391	1,565	3,247
Depreciation and amortization of property and equipment	2,896	4,078	6,397
Amortization of intangible assets	823	1,668	2,023
Loss (gain) on foreign currency exchange forward contracts transfer to statements of operations	—	(52)	578
Loss (gain) on disposal of property and equipment	219	282	(298)
Allowance for doubtful accounts	210	445	685
Change in fair value of contingent consideration payable for acquisition	—	62	(221)
Earnings from equity method investment	(20)	(69)	(151)
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	(612)
Accrued interest income of available-for-sale investment	—	—	(41)
Changes in operating assets and liabilities:
Rental deposits and prepaid rentals	(1,321)	430	(475)
Accounts receivable	(9,580)	(22,446)	(22,156)
Accrued interest income of loan to shareholders	(100)	—	—
Prepaid expenses and other current assets	(323)	(1,063)	945
Deferred income tax assets-current	(257)	(1,156)	(901)
Deferred income tax assets-non current	—	—	(41)
Accounts payable	192	(2,485)	74
Deferred revenue	—	30	(1,495)
Accrued expenses and other payables	4,258	7,016	8,810
Income tax payable	1,470	2,479	2,643
Deferred income	—	757	(270)
Deferred income tax liabilities-current	(145)	—	—
Prepaid for land use rights	—	(879)	(16,727)
Deferred income tax liabilities-non current	(398)	(245)	(323)

Net cash provided by operating activities	15,404	11,925	11,554

Cash flows from investing activities:
Purchase of property and equipment	(6,144)	(6,416)	(11,680)
Purchase of non-current investment-held-to-maturity securities	(841)	—	(1,560)
Purchase of current investment-held-to-maturity securities	—	(12,104)	(15,213)
Proceeds from maturity of investments	—	—	13,648
Purchase of long-term investment	—	—	(200)
Purchase of available-for-sale	—	—	(661)
Repayments from shareholders for loans advanced	3,579	—	—
Consideration paid for business acquisitions (net of cash acquired of $891, $1,730 and $824 in 2008, 2009 and 2010, respectively)	(6,738)	(3,462)	(127)
Proceeds from disposal of property and equipment	15	34	501
Purchase of term deposit	(1,463)	(10,000)	—
Cash received upon maturity of term deposit	1,464	1,465	5,000
Restricted cash	—	—	(659)
Payment for settlement of foreign currency forward exchange contracts	—	—	(388)

Net cash used in investing activities	(10,128)	(30,483)	(11,339)

Cash flows from financing activities:
Proceeds from exercise of options	302	3,625	5,011
Repayments of loans assumed in business acquisitions	(200)	(2,386)	—
Payment for issuance costs in connection with upon initial public offering	(1,054)	—	—
Repurchase of ordinary shares	(2,020)	(13)	—
Proceeds from issuance of ordinary shares upon share offering in 2009	—	3,624	—
Payment for issuance costs in connection with share offering in 2009	—	(712)	(220)
Proceeds from issuance in connection with share offering in 2010	—	—	89,816
Payment for issuance costs of ordinary shares upon share offering in 2010	—	—	(507)
Consideration paid for business acquisitions	—	—	(814)

VANCEINFO TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In U.S. dollars in thousands)

	For the years ended December 31,
	2008	2009	2010

Proceeds from short-term bank loan	1,463	—	2,939
Repayments of short-term bank loan	(1,317)	(1,465)	—

Net cash (used in) provided by financing activities	(2,826)	2,673	96,225

Effect of exchange rate changes	678	(21)	768
Net increase (decrease) in cash and cash equivalents	2,450	(15,885)	96,440
Cash and cash equivalents at beginning of year	76,835	79,963	64,057

Cash and cash equivalents at end of year	79,963	64,057	161,265

Supplemental disclosures of cash flow information
Income tax paid	343	1,055	1,331

Interest paid	96	80	79

Non-cash investing activities:
Acquisition of businesses:
Ordinary shares issued and to be issued	2,701	549	1,616
Outstanding consideration payable for acquisitions during the year	3,106	8,187	1,633

Change in payable for purchase of property and equipment	181	1,233	(510)

Non-cash financing activities:
Accrued issuance costs related to share offerings	—	264	127

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
VanceInfo Technologies Inc. (“VanceInfo” or the “Company”), formerly known as Thinkplus Investments Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on April 19, 2004 and was re-domiciled to the Cayman Islands on October 10, 2005. VanceInfo, together with its subsidiaries and variable interest entity (“VIE”), are hereinafter referred to as the “Group”.
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
As of December 31, 2010, the Group’s subsidiaries were as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of beneficial
Subsidiaries	incorporation	incorporation	ownership

VanceInfo Beijing	July 2, 2004	PRC	100%
VanceInfo Creative Software Technology Ltd. (“VanceInfo BVI”)	August 6, 2004	BVI	100%
VanceInfo Japan Inc. (“VanceInfo Japan”)	November 25, 2004	Japan	99.9%
VanceInfo Technologies Inc. (“VanceInfo US”)	November 29, 2005	United States of America (“US”)	100%
VanceInfo Technologies Limited	March 27, 2007	Hong Kong	100%
Shanghai VanceInfo Technologies Limited (“Shanghai Vanceinfo”, formerly name “Solutions” )	May 29, 2007	PRC	100%
Beijing Chosen Technology Co., Ltd. (“Chosen”)	July 31, 2007	PRC	100%
VanceInfo Technologies Limited	November 15, 2007	PRC	100%
Shanghai VanceInfo Creative Software Technology Limited (“Vanceinfo Shanghai Creative”)	September 9, 2008	PRC	100%
VanceInfo Malaysia Inc. Sdn. Bhd	October 9, 2008	Malaysia	100%
Shenzhen VanceInfo Creative Software Technology Limited (“Vanceinfo Shenzhen”)	October 28, 2008	PRC	100%
Nanjing VanceInfo Creative Software Technology Limited (“Nanjing Vanceinfo”)	December 19, 2008	PRC	100%
TP Teleservices Limited (“TP Teleservices”)	July 2, 2009	Hong Kong	100%
TP (Hong Kong) Limited (“TP HK”)	July 2, 2009	Hong Kong	100%
TP Consultants Limited (“TP Consultant”)	July 2, 2009	Hong Kong	100%
TP (Taiwan) Limited (“TP Taiwan”)	July 2, 2009	Hong Kong	100%
TP Software Technology (Shanghai) Co., Ltd. (“TP Shanghai”)	July 2, 2009	PRC	100%
Link Result Limited (“Link Result”)	July 2, 2010	Hong Kong	100%
A-IT (Shanghai) Software Services Co., Ltd. (“AIT”)	July 2, 2010	PRC	100%

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Basis of consolidation

The consolidated financial statements include the financial statements of VanceInfo, its subsidiaries and its VIE. All inter-company transactions and balances have been eliminated upon consolidation.
Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives and impairment of property and equipment, impairment of goodwill and indefinite-lived intangible assets, economic lives of intangible assets, purchase price allocation in business combinations, contingent consideration for business acquired, fair value of hedging, valuation allowance for deferred tax assets, and stock-based compensation expense. Actual results could differ from those estimates.

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

Restricted cash
Restricted cash represents a term deposit pledged for a short-term loan. Cash held in such accounts is restricted for a period of twelve months.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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
The Group’s financial instruments include cash and cash equivalents, held-to-maturity securities, accounts receivable, short-term bank loan and accounts payable, the carrying values of which approximate their fair value due to their short-term maturities.
The Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010 include the foreign currency exchange forward contracts based on Level 2 inputs, available-for-sale investment and contingent consideration payable in connection with a business acquisition based on Level 3 inputs.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Held-to-maturity securities

The Group’s held-to-maturity securities are classified as held-to-maturity securities-current and held-to-maturity securities-non current on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs.

Available-for-sale investment
Available-for-sale investment are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Available-for-sale investment is classified as current assets on the consolidated balance sheets because they are available for immediate sale.
In April 2009, the Financial Accounting Standards Board (FASB) issued guidance amending existing US GAAP relating to other than temporary impairment (“OTTI”) for debt securities to improve presentation and disclosure of OTTI on debt securities in the financial statements. The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group early adopted the new guidance on January 1, 2009. The adoption of the new guidance did not result in a cumulative-effective adjustment as of January 1, 2009.

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

VANCEINFO TECHNOLOGIES INC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Derivatives and hedge accounting — continued

The Group carries these contracts as either assets or liabilities at fair value. The Group excludes from its assessment of hedge effectiveness the portion of changes in fair value of the forward contracts attributable to the changes in difference between the spot exchange rate and the forward exchange rate (“spot-forward difference”), which is recognized in the exchange differences account in the statements of operations when incurred. The Group recognizes the effective portion of the gains and losses on these contracts, which represents the changes in fair values of these contracts excluding the changes in relation to spot-forward difference, in other comprehensive income and reclassifies such gains and losses subsequently in the exchange differences account in the statements of operations when the forecasted revenue is recognized.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Acquired intangible assets, net
Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of customer base and relationship is computed using the estimated attrition pattern of the acquired customers or straight-line method based on specific estimated benefit pattern. Amortization of other finite-lived intangible assets is computed using the straight-line method. The estimated economic lives of acquired intangible assets with finite lives are as follows:

Contract backlog	0.17-1 year
Customer base and relationship	3-10 years
Non-compete agreement	2-5 years
Software technology	2 years
Acquired intangible assets with indefinite lives including tradename of $2,393 are carried at cost without amortization regularly recognized.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount over the fair value of the long-lived assets.

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
The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible assets with their carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.
The Group determines the entities which have similar economic characteristics as a reporting unit and performs its annual goodwill and indefinite-lived intangible assets impairment test on the last day of each fiscal year. The Group did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2008, 2009 or 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition

Research and development outsourcing services and IT services
The majority of the contracts are for the provision of services performed on a time-and-material basis. For time-and-material contracts, the Group may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services. The Group bills customers for related service performance based on pre-agreed charge rates. Customers may terminate contracts before completion and revenue is considered to be realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. Thus, the revenues from this type of contracts are recognized as the billable services are rendered. Software developed by the Group on behalf of its customers is transferred in its entirety to the customers. Revenues recognized for time-and-material contracts amounted to $93,525, $107,866 and $134,019 for the years ended December 31, 2008, 2009 and 2010, respectively.
The remaining revenues are earned from fixed-price service contracts. Revenue from fixed-price contracts require the Group to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized as per the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports. The Group estimates the man-hours involved in achieving each of these milestones and when the milestone is achieved the Group recognizes a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against its latest estimate of the total man-hours to be incurred in performing the contract. Revenues recognized for fixed-price contracts amounted to $12,031 $40,426 and $78,015 for the years ended December 31, 2008, 2009 and 2010, respectively.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued

Other solutions
The Group derives revenues from providing system integration solutions, which normally include the procurement of hardware on behalf of customers and customized software licenses, implementation of the software and hardware, and post contract customer supports (“PCS”) including telephone supports and on-site supports.
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
In addition, the Group, through certain subsidiary, performed a few other projects which involved IT services, software resale, and maintenance service which is considered PCS. Since the Group has not established the VSOE of the fair value of any element of these projects, the contract amounts were recognized as revenues ratably over the period of PCS, which was the last undelivered element in the arrangements.
Revenue recognized in excess of billings is recorded as unbilled receivables and is included in accounts receivable. Amounts billed but not yet collected are recorded as billed receivables and are included in accounts receivable. All billed and unbilled amounts are expected to be collected within one year. Cash received from billings in excess of revenues recognized is recorded as deferred revenue.

Business tax
The Group’s PRC subsidiaries are subject to business tax at rate of 5% of total revenues for certain types of contracts. Certain services contracts are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Government subsidies
The Group receives non-repayable subsidies from PRC local government agencies after meeting certain conditions, such as locating their office in certain districts or obtaining certain technological certification. The subsidies are recorded in other operating income on the consolidated statements of operations in the period in which the right to receive such subsidies is established.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing companies are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $8, $62 and $31 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included as part of selling, general and administrative expenses.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation
The functional and reporting currency of VanceInfo and VanceInfo BVI are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries and VIE are maintained in their local currencies, which are the functional currencies of these entities.
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
The Group’s entities with functional currency other than U.S. dollar translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

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
Details of customers accounting for 10% or more of total revenues are as follows:

	For the years ended December 31,
	2008	2009	2010
	%	%	%

Customer
A	11	5	1
B	18	13	12
C	10	23	26
D	9	11	9

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Concentration of credit risk — continued
Details of customers accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2009	2010
	%	%

Customer
A	3	1
B	6	5
C	39	46
Share-based payments
Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change.

Net income per share
Basic net income per share is computed by dividing net income attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.
The Group had stock options, nonvested shares, and ordinary shares to be issued contingent upon the satisfaction of certain conditions in connection with business acquisitions, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of stock options and nonvested shares is computed using the treasury stock method. Ordinary shares to be issued contingent upon the attainment of specified earnings levels in future periods by the acquired businesses are recorded when the contingency is resolved and additional share consideration is issuable.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.
In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting standards — continued
In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.
In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
3.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

Geographic information
The Group’s major operating entities’ country of domicile is Greater China which refers to the PRC, including, for purposes of the accompanying financial statements only, Taiwan, Hong Kong and Macau.
The following tables summarize the Group’s long-lived assets and net revenues in different geographic locations:
Long-lived assets

	As of December 31,
	2009	2010

Greater China	47,277	73,046
US	2,388	2,228
Others	1,324	573

Total	50,989	75,847

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
3.	SEGMENT INFORMATION — continued
Geographic information — continued
Net revenues (1)

	For the years ended December 31,
	2008	2009	2010

US	56,175	56,634	70,955
Greater China	22,045	59,373	95,481
Europe	14,991	23,148	32,178
Japan	9,157	8,466	9,889
Others	295	445	3,047

Total	102,663	148,066	211,550

(1)	Based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.
The following table summarizes the Group’s net revenues by service lines:

	For the years ended December 31,
	2008	2009	2010

Research and Development
Outsourcing Services:
Research & development services	60,808	90,581	124,181
Globalization & localization	4,259	5,118	6,060
IT Services:
Enterprise solutions	13,542	14,429	19,725
Application development & maintenance	17,061	26,373	43,825
Quality assurance & testing	6,717	7,807	13,003
Other Solutions and Services	276	3,758	4,756

Total	102,663	148,066	211,550

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
4.	ACQUISITIONS

Acquisition of Solutions’ equity interest
On April 1, 2007, the Group entered into an equity transfer agreement to acquire a 75% equity interest in Solutions, a professional outsourcing service provider, for an initial equity consideration of 913,393 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share on April 1, 2007, the date of the share issuance. The fair value of VanceInfo ordinary shares was determined by the Company after considering a number of factors, including the result of an appraisal by a third party appraiser. The transaction was considered as a business acquisition and accordingly the purchase method of accounting has been applied. The $394 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.
The transaction was closed on May 29, 2007, which was determined as the date of acquisition.
The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate initial purchase price of $2,014 consisted of the following:

Fair value of ordinary shares	1,562
Contingent consideration recognized	394
Cost of transaction	58

Total	2,014

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Cash consideration	927
Fair value of ordinary shares	412
Cost of transaction	9

Total	1,348

The purchase price was allocated as follows:

		Amortization
		period
Intangible assets:
Contract Backlog	1	0.17 year
Non-compete agreement	6	2.4 years
Goodwill	795
Noncontrolling interest	546

Total	1,348

Acquisition of WIT’s equity interest
On October 1, 2008, the Group acquired a 100% equity interest in Wireless Info Tech, Ltd. (“WIT”), a professional outsourcing service provider, for an initial consideration of $1,080 in cash. Additional cash and share contingent considerations were determined based on specified earnings objectives predefined for the six-month period ended March 31, 2009 and twelve-month period ended March 31, 2010, respectively. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

The additional contingent consideration based on earnings of WIT for the six-month period ended March 31, 2009 was determined to be $1,506 and recorded as an addition to the goodwill in 2009, of which $974 was settled in cash and $532 was settled in 95,590 ordinary shares of the Company at a fair value of $5.56 per share in 2009.
The contingent consideration based on earnings of WIT for the twelve-month period ended March 31, 2010 was determined to be zero as the earnings of WIT did not reach the performance target predefined in the original purchase agreement.
In December 2010, to simplify the corporate structure, the Group deregistered WIT, after integration of all the operating net assets and business of WIT into another operating entity of the Group. No significant gain or loss and cash flow were resulted from the transfer.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
4.	ACQUISITIONS — continued
Acquisition of WIT’s equity interest — continued
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 of the Group as if the acquisition had occurred on January 1, 2008. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2008
(unaudited)

Pro forma revenues	106,115
Pro forma net income	16,963
Pro forma net income per ordinary share-basic	0.45
Pro forma net income per ordinary share-diluted	0.42
Acquisition of TP’s equity interest
On July 2, 2009, the Group acquired 100% equity interests in the operating subsidiaries of TP Corporation Limited, a provider of customer relationship management solutions and system integration. The acquisition has strengthened the Group’s position in software services. The transaction was considered an acquisition of a business. Accordingly, the purchase method of accounting has been applied. The fair value of additional contingent considerations, based on specified earnings objectives predefined for the six-month period ended December 31, 2009 and twelve-month period ended December 31, 2010 was determined to be $8,644 at the date of acquisition. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $8,644 consisted of the following:

Fair value of contingent consideration:
Cash consideration	4,856
Fair value of equity consideration	3,788

Total	8,644

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
4.	ACQUISITIONS — continued
Acquisition of TP’s equity interest — continued
The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash	1,730
Other current assets	2,926
Property and equipment	248
Rental deposits	82
Intangible assets:
Customer base and relationship	2,163	5 years
Tradename	1,645	indefinite
Non-compete agreement	332	5 years
Contract backlog	743	1.5 years
Software technology	323	2 years
Goodwill	6,277
Deferred tax assets — non-current	43
Current liabilities	(4,607)
Deferred tax liabilities	(875)
Short term loan	(2,386)
Total	8,644

The first contingent consideration based on the earnings of TP for the six-month period ended December 31, 2009 was determined to be $1,337 when the contingency was resolved on December 31, 2009, of which $817 was settled in cash and $520 was settled in 26,442 ordinary shares of the Company at a fair value of $19.66 per share in 2010.
The second contingent consideration based on earnings of TP for the twelve-month period ended December 31, 2010, was determined to be $3,989 when the contingency was resolved on December 31, 2010, of which $2,011 will be settled in cash and $1,978 will be settled in 55,944 ordinary shares of the Company at a fair value of $35.36 per share in 2011.
The fair value of the third contingent consideration based on the attainment of the earnings objectives for the 12-month period ending December 31, 2011 was determined to be $3,269 as of December 31, 2010, of which is up to $2,000 will be settled in cash and $1,269 will be settled in ordinary shares.
The change in fair value of the contingent consideration during the years ended December 31, 2009 and 2010 was a loss of $62 and a gain of $80, respectively, which were recognized in the consolidated statements of operations.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
4.	ACQUISITIONS — continued
Acquisition of TP’s equity interest — continued
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 and 2009 of the Group as if the acquisition had occurred on January 1, 2008 and 2009. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years
	ended December 31,
	2008	2009
	(unaudited)	(unaudited)

Pro forma net revenues	108,995	151,068
Pro forma net income	16,019	21,869
Pro forma net income per ordinary share-basic	0.43	0.57
Pro forma net income per ordinary share-diluted	0.39	0.53
Acquisition of mobile service business
On October 1, 2009, Vanceinfo Beijing entered into a purchase agreement with a mobile service company to acquire its business of smart phone software testing for a cash consideration of $1,172. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition.
The purchase price was preliminarily allocated as follows:

		Amortization
		period

Intangible assets:
Customer base and relationship	26	5 years
Non-compete agreement	22	2 years
Goodwill	1,306
Property and equipment	148
Rental prepayment	44
Other current liabilities	(374)

Total	1,172

The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 1, 2008 and 2009 is not presented because the Group believes it is impracticable to do so.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
4.	ACQUISITIONS — continued
Acquisition of Link Result’s equity interest
On October 1, 2008, the Group completed the purchase of a 33% equity interest in Link Result Limited (“Link Result”), a China-based company providing IT outsourcing services to multinational financial institutions, with investment cost of $841, including $330 of cash consideration paid to selling shareholders, $495 of capital injection to the investee in the form of an indefinite-lived interest-free loan and $16 of acquisition costs. The Group accounted for the investment using equity method of accounting because the Group had the ability to exercise significant influence over the investee.
In July 2010, VanceInfo acquired the remaining 67% equity interest in Link Result from other shareholders with initial consideration of $670 in cash. Contingent consideration is determined based on a multiple of the earnings of the acquired business. The acquired net assets were recorded at their fair value at the date of acquisition. The aggregate purchase price of $5,759 consisted of the following:

Initial cash payment	670
Fair value of contingent consideration:
Cash consideration	1,555
Fair value of equity consideration	1,834
Fair value of the 33% equity interest:
Carring amount	1,088
Gain on remeasurement of fair value of noncontrolling equity investment	612

Total	5,759

The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash	824
Other current assets	1,997
Property and equipment	80
Rental deposits	7
Intangible assets:
Customer base and relationship	926	5.5 years
Non-compete agreement	40	2 years
Goodwill	2,490
Current liabilities	(401)
Deferred tax liabilities	(204)

Total	5,759

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
4.	ACQUISITIONS — continued
Acquisition of Link Result’s equity interest - continued
The additional cash consideration, based on the earnings of Link Result for the six-month period ended December 31, 2010, was determined to be $3,249 when the contingency was resolved on December 31, 2010, of which $1,633 will be settled in cash and $1,616 will be settled in ordinary shares of the Company in 2011. The number of ordinary shares to be issued was determined based on the average closing market price of the Company’s ordinary shares over the last ten trading days in December 2010 and the first ten trading days in 2011, which was $35.36 per share.
The change in fair value of the contingent consideration from the date of acquisition to December 31, 2010 was a gain of $141 and was recognized in the consolidated statements of operations.
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2009 and 2010 of the Group as if the acquisition had occurred on January 1, 2009 and 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years
	ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma net revenues	151,308	214,717
Pro forma net income	21,720	30,383
Pro forma net income per ordinary share-basic	0.57	0.75
Pro forma net income per ordinary share-diluted	0.52	0.70

Fair value measurements in business acquisitions:
The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach-excess earnings” and “with & without” valuation method. The Group measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China. These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
5.	HELD-TO-MATURITY SECURITIES
The Group’s marketable securities include floating rate notes and corporate notes as of December 31, 2009 and 2010. These securities are classified as held-to-maturity investments by the Group and carried at costs.
The Company held the following held-to-maturity securities:

	As of	As of
	December 31	December 31
	2009	2010
Current:
Floating rate notes	4,271	—
Corporate notes	7,851	13,208

Sub-total	12,122	13,208

Non-current:
Corporate notes	—	1,558

Total	12,122	14,766

As of December 31, 2010, the maturity dates of the notes ranged from March 1, 2011 to April 11, 2012.
The Group’s floating rate notes were purchased from authorized financial institutions.
The Group recognized interest income of $193 and $269 for the years ended December 31, 2009 and 2010, respectively. The Group did not hold any held-to-maturity securities in 2008.
6.	AVAILABLE-FOR-SALE INVESTMENT
In February 2010, the Company extended a loan with principal of $440 to Beijing Viatt Information Technology Co. Ltd (“Viatt”), a private company providing IT services and solutions for Chinese domestic financial institutions. The loan carries 8% annual interest rate with two-year term and is convertible into a 20% equity interest of Viatt. The investment was accounted for by the Company as available-for-sale investment which measured at fair value on a recurring basis. The Company recognized $32 interest income in the consolidated statements of operations. The Company remeasured the fair value of this available-for-sale investment at the end of December 31, 2010 using a binomial model based on certain key assumptions such as the probability of conversion to ordinary shares of Viatt and the fair value of the equity of Viatt, and $494 excess of fair value over the carrying amount as the unrecognized gains on the available-for-sale investment was recorded in other comprehensive income for the year ended December 31, 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
6.	AVAILABLE-FOR-SALE INVESTMENT-continued
In September 2010, the Company extended an additional loan with principal of $221 to Viatt. The loan carries 12% annual interest rate with two-year term. The Company determined that the fair value of the investment approximated the outstanding balance of the loan, including the principal and the interest receivable. The Company recognized an interest income of $9 in the consolidated statements of operations for the year ended December 31, 2010.
7.	ACCOUNTS RECEIVABLE
Accounts receivable consists of:

	As of December 31,
	2009	2010

Billed accounts receivable	26,077	27,052
Unbilled accounts receivable	35,465	60,341
Less: allowance for doubtful accounts	(1,018)	(1,956)

Total accounts receivable, net	60,524	85,437

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2009	2010

Balance at beginning of the period	587	1,018
Charge to expenses	445	685
Write off	—	(335)
Provision in connection with the losses caused by an employee (Note 20)	—	537
Exchange difference	(14)	51

Balance at end of the period	1,018	1,956

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2009	2010

Prepaid rentals	1,090	1,195
Advances to employees	853	790
Performance security deposit	734	757
Option exercise receivable	966	642
Interests receivable	291	347
Advance to suppliers	280	136
Prepaid insurance premium	150	85
Receivable from American Depositary Shares (“ADS”) depositary bank	514	—
Foreign currency forward exchange contract	161	—
Other prepaid expenses	987	908

Total	6,026	4,860

Option exercise receivable represented the Company’s stock option exercise price receivable from transfer agent.
Performance security deposit represented an IT service contract performance deposit paid at the request of one of our customers, which is expected to be returned when the related contract is completed in 2011.
Other prepaid expenses primarily consisted of prepaid miscellaneous selling, general and administrative expenses.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
9.	FOREIGN CURRENCY FORWARD EXCHANGE CONTRACT
On September 30, 2009, the Group entered into a forward contract to purchase $5,000 for JPY448.75 million due on October 1, 2010 with nil consideration paid or received. The Group qualified for foreign currency cash flow hedge accounting with respect to this foreign currency forward exchange contracts to hedge, for accounting purposes, changes in the cash flow of forecasted JPY-denominated revenue transactions attributable to fluctuation in foreign currency exchange rate during the one year term of the forward contract. The notional amounts of the forward contract designated as cash flow hedge was JPY112.188 million as of December 31, 2009, JPY112.188 million as of March 31, 2010, JPY112.188 million as of June 30, 2010, and JPY112.188 million as of September 30, 2010. The estimated fair value of the forward contract was $161 as of December 31, 2009. The fair value of the foreign exchange forward was estimated with the consideration of, among other factors, discount rate, timing and amount of cash flow and counterparty credit risk and is reported under Level 2 of the fair value hierarchy.
On July 10, 2010, the Group entered into a forward contract to purchase $5,000 for JPY432.50 million due on July 11, 2011 with nil consideration paid or received. The Group qualified for foreign currency cash flow hedge accounting with respect to this foreign currency forward exchange contracts, to hedge, for accounting purposes, changes in the cash flow of forecasted JPY-denominated revenue transactions attributable to fluctuation in foreign currency exchange rate during the one year term of the forward contract. The notional amounts of the forward contract designated as cash flow hedge was JPY43.25 million as of September 30, 2010, JPY129.75 million as of December 31, 2010, JPY129.75 million as of March 31, 2011, and JPY129.75 million as of June 30, 2010. The estimated fair value of the forward contract was $332 as of December 31, 2010. The fair value of the foreign exchange forward was estimated with the consideration of, among other factors, discount rate, timing and amount of cash flow and counterparty credit risk and is reported under Level 2 of the fair value hierarchy.
During the year 2010, the Group recorded following gains in other comprehensive income related to the contract:

For the year ended
December 31,
2010

Unrealized gains recognized for effective portion	(506)
Gains transfer to statements of operations	202

Total	(304)

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
9.	FOREIGN CURRENCY FORWARD EXCHANGE CONTRACT — continued
During the year 2010, the Group recorded following loss in the exchange difference account in the consolidated statement of operations related to the contract:

For the year ended
December 31,
2010

Loss transfer from other comprehensive income	(202)
Loss recognized due to changes in spot-forward difference	(376)

Total	(578)

The unrealized loss of $195 for effective portion associated with the forward contract was recorded in other comprehensive income as of December 31, 2010. The full amount is expected to be reclassified into earnings within the next 12 months when the underlying forecasted revenue is recognized. All hedging relationships under cash flow hedges were evaluated to be highly effective as of December 31, 2010. The Company qualified for cash flow hedge accounting for a portion of the forward contracts entered into in 2009 with $109 unrealized loss associated with those forward contracts recorded in other comprehensive income as of December 31, 2009 was settled in 2010 and then recognized a loss of $388 in exchange difference, net.
10.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2009	2010

Furniture and office equipment	3,820	5,230
Motor vehicles	1,187	1,403
Computers and software	12,037	16,019
Leasehold improvements	7,783	11,314

	24,827	33,966
Less: Accumulated depreciation and amortization	(9,827)	(13,622)

Property and equipment, net	15,000	20,344

Depreciation and amortization expenses of property and equipment were recognized for the years ended December 31, 2008, 2009 and 2010 were $2,896, $4,078 and $6,397, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
11.	ACQUIRED INTANGIBLE ASSETS, NET
The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31,
	2009	2010

Intangible assets not subject to amortization:
Tradename	2,376	2,393
Intangible assets subject to amortization:
Contract backlog	900	902
Customer base and relationship	6,708	7,821
Non-compete agreement	949	1,036
Software Technology	322	321

	11,255	12,473

Less: Accumulated amortization
Contract backlog	(591)	(902)
Customer base and relationship	(2,405)	(3,806)
Non-compete agreement	(439)	(688)
Software technology	(81)	(241)

	(3,516)	(5,637)

Acquired intangible assets, net	7,739	6,836

The Group recorded amortization expenses of $823, $1,668 and $2,023 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group expects to record amortization expenses of $1,553, $1,181, $878, $625, and $206 for 2011, 2012, 2013, 2014 and 2015, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
12.	GOODWILL
The movement of the goodwill for the years ended December 31, 2009 and 2010 is as follows:

	As of December 31,
	2009	2010

As of January 1,	15,537	24,783
Goodwill recognized in connection with the following:
Additional consideration payment for acquisition of WIT	1,506	—
Acquisition of business from Guangzhou Kernel Technology Limited.(“Kernel”)	173	—
Acquisition of TP	6,277	—
Acquisition of business from a mobile services provider	1,306	—
Acquisition of business from Mobi	—	205
Acquisition of Link Result(Note 4)	—	2,490
Exchange differences	(16)	594

As of December 31	24,783	28,072

The Company performed its annual goodwill impairment test on the last day of each fiscal year, and did not incur any impairment loss on goodwill for the years ended December 31, 2008, 2009 or 2010.
13.	LONG-TERM INVESTMENT
Equity method investment
On October 1, 2008, the Company completed the purchase of 33% equity interest in Link Result, a China-based company providing IT outsourcing services to multinational financial institutions, with an investment cost of $841, including $330 of cash consideration paid to selling shareholders, $495 of capital injection to the investee in the form of an indefinite-lived interest-free loan and $16 of acquisition costs. The Company accounted for the investment using equity method of accounting because the Company has the ability to exercise significant influence over the investee. On July 2, 2010, the Company acquired the remaining equity interest of Link Result as set out in Note 4.
In September 2010, VanceInfo BVI, through one of its subsidiaries, made a strategic investment in Salsatec Corporation Pty. Ltd. (“Salsatec”), an Australia-based IT services and solution provider for Australian telecom and technology companies. Under the terms of the agreement, the Company made a payment of $200 in cash for an initial equity interest of 20% of Salsatec in convertible redeemable preferred stock, with an exclusive option right to acquire the remaining 80% of the equity within the next 12 months. As the Group has significant influence over Salsatec, the investment has been recorded using the equity method of accounting.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
13.	LONG-TERM INVESTMENT — continued
Equity method investment — continued
The investment earnings generated from two equity method investments for the years ended December 31, 2008, 2009 and 2010 was $20, $69 and $151, respectively.
14.	PREPAID LAND USE RIGHTS
The Company commenced the process to obtain land use rights for two pieces of land in Beijing in 2009, on which the Company plans to construct its new corporate headquarters and research and development center. In November 2009, the Company entered into an agreement with Zhongguancun Software Park Development Co., Ltd. (“ZSPD”), pursuant to which ZSPD agreed to develop the land in preparation for construction by the Company. Based on the agreement with ZSPD, the Company will be eligible to enter into a land transfer agreement with relevant PRC government authorities in order to obtain land use rights with respect to such land. As of December 31, 2010, the Company had paid approximately $18,009 pursuant to the agreement with ZSPD and recorded as a prepaid land use rights on its consolidated balance sheets as of December 31, 2010. The Company has not obtained the access to the land use rights; therefore, the land use rights have not been amortized in 2010. The Company expects to report land use rights at cost less accumulated amortization and to amortize the cost of the land use rights on a straight-line basis over the term of the land use rights to be authorized, which is expected to be 50 years.
15.	SHORT-TERM BANK LOAN
Short-term bank loan, amounting to $3,020 as of December 31, 2010, was borrowed from a PRC bank with the guarantee provided by China National Investment & Guaranty Co., Ltd. and the pledge deposit of a term $679 which was recorded as restricted cash in the consolidated balance sheet. The loan had an annual interest rate of 5.31% and will be due in June or July 2011.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
16.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2009	2010

Accrued payroll and employee welfare	4,019	6,069
Accrued bonus	6,198	8,693
Accrued subcontract costs and reimbursable operating costs	4,445	8,203
Payable for business acquisition-current	1,686	3,919
Business tax payable	1,789	2,782
Other taxes payable	1,192	1,252
Professional fee	1,525	1,184
Advance from customer	584	1,173
Payable for purchase of property and equipment	1,518	925
Foreign currency forward exchange contract	—	332
Payable for share offering costs	264	127
Other accrued liabilities	980	1,718

Total	24,200	36,377

17.	INCOME TAXES
VanceInfo and VanceInfo BVI are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.
In 2008, the income tax provision of the Group was made for the operations of the subsidiaries located in the PRC, VanceInfo Japan, VanceInfo US and WIT. In 2009, the income tax provision of the Group was made for the operations of the subsidiaries located in the PRC, VanceInfo Japan, VanceInfo US, WIT, TP HK, TP Taiwan and TP Teleservices. In 2010, the income tax provision of the Group was made for the operations of the subsidiaries located in the PRC, Vanceinfo Japan, TP HK, TP Taiwan, TP Teleservices and AIT.
Pursuant to the relevant tax rules and regulations applicable to VanceInfo Japan, VanceInfo Japan was required to provide income tax of $26, $1 and $5 for the years of 2008, 2009 and 2010, respectively,
VanceInfo US and WIT were subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2008, 2009 and 2010.
TP HK, TP Taiwan and TP Teleservices were subject to profit tax rate of 16.5% for the year of 2009 and 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
17.	INCOME TAXES — continued
On March 16, 2007, the National People’s Congress of China enacted a new EIT law, which has taken into effect from January 1, 2008. Under the new EIT law, foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT law if they qualify as “high and new technology enterprises strongly supported by the State”. According to the new EIT law and relevant implementation rules, the “high and new technology enterprises strongly supported by the State” shall refer to an enterprise that owns the core proprietary intellectual property rights and fulfills all of the conditions stipulated therein.
VanceInfo Beijing obtained the certificate on high and new technology enterprises in 2008 and is entitled to the preferential tax rate of 7.5% from 2008 to 2010. Shanghai VanceInfo was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential income tax rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to a 10% preferential income tax rate in 2009. Shanghai Vanceinfo obtained the certificate of high and new technology enterprise and was subject to 15% in 2010. TP Shanghai obtained the certificate of high and new technology enterprise and was subject to 15% in 2009 and 2010. Nanjing VanceInfo obtained the certificate of new setup software enterprise in 2009 and was entitled to an exemption of EIT from 2009 to 2010 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2011 to 2013. AIT was acquired in 2010 which was incorporated in 2002. AIT was recognized as a qualified “Software enterprises” in 2007, and was entitled to enjoy tax exemption in 2007 and 2008, and 50% tax reduction from 2009 to 2011 at the effective rate of 10%, 11%, 12%, respectively.
The applicable EIT rate for other PRC subsidiaries was 25% in 2008, 2009 and 2010.
Due to the changes in the new EIT law in March 2007, the Group’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
17.	INCOME TAXES — continued
The high and new technology enterprise status is valid for three years and the qualified enterprises can then apply to renew for an additional three years provided the company’s business operations continue to qualify for high and new technology enterprise status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the high and new technology enterprise status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $892 and the net deferred liability balance would increase by $216, as of December 31, 2010, which would result in the decrease of the income tax expenses.
Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. New EIT law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the new EIT law provide that non-resident legal entities will be considered China tax residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as Chinese tax residents for the new EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as tax resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
If the Company and its subsidiaries registered outside the PRC were to be non-resident for PRC tax purpose, dividends paid to them out of profits earned by the Company’s subsidiaries located in the PRC, which are tax resident in the PRC, after January 1, 2008 would be subject to a withholding tax of 10%.
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC available for distribution to the Company are $77,775 as of December 31, 2010. The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As such, the undistributed earnings of the Company’s PRC subsidiaries are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2010.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
17.	INCOME TAXES — continued
Income tax expenses are as follows:

	For the years ended December 31,
	2008	2009	2010

Income taxes expenses:
Current	2,078	3,533	3,772
Deferred	(780)	(1,444)	(1,254)

Total	1,298	2,089	2,518

The principal components of deferred income taxes are as follows:

	As of December 31,
	2009	2010

Current deferred tax assets:
Allowance for doubtful accounts	96	227
Accrued compensation related	1,301	2,214
Net operating loss carry forwards	76	—

	1,473	2,441

Non-current deferred tax assets:
Net operating loss carry forwards	172	100
Property and equipment	130	140
Valuation allowance	(172)	(100)

	130	140

Net deferred tax assets	1,603	2,581

Non-current deferred tax liabilities:
Intangible assets	(1,322)	(1,217)
Property and equipment	(136)	(101)

	(1,458)	(1,318)

Net deferred tax liabilities	(1,458)	(1,318)

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
17.	INCOME TAXES — continued
For the purpose of balance sheet presentation, certain deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of December 31,
	2009	2010

Current deferred tax assets:
Allowance for doubtful accounts	96	227
Accrued compensation related	1,301	2,214
Net operating loss carry forwards	76	—

Total current deferred tax assets	1,473	2,441

Non-current deferred tax assets:
Net operating loss carry forwards	172	100
Property and equipment	—	42
Valuation allowance	(172)	(100)

Net non-current deferred tax assets	—	42

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	(1,322)	(1,217)
Property and equipment	(6)	(3)

Non-current deferred tax liabilities, net	(1,328)	(1,220)

A valuation allowance has been recognized for net operating losses carry forward of certain subsidiaries of the Group, because the Group does not believe these entities can generate future taxable income to recognize the income tax benefit. Net operating losses totaled $1,265 and $399 as of December 31, 2009 and 2010, respectively, which included $1,265 as of December 31, 2009 expiring on various dates throughout 2014, $399 as of December 31, 2010 expiring on various dates throughout 2015.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
17.	INCOME TAXES — continued
A reconciliation between the statutory PRC enterprise income tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010
	%	%	%

Statutory tax rate in PRC	25.00	25.00	25.00
Changes in valuation allowances	(0.45)	(0.20)	(0.22)
Effect of income tax rate differences of subsidiaries operating with different tax jurisdictions	(10.30)	(8.57)	(8.34)
Effect of tax holidays enjoyed by PRC subsidiaries	(6.79)	(7.38)	(8.63)

Effective tax rate	7.46	8.85	7.81

During the years ended December 31, 2008, 2009 and 2010, if the Company’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and net income per share amounts would be as follows:

	For the years ended December 31,
	2008	2009	2010

Increase in income tax expense	1,180	1,735	2,780
Decrease in net income per ordinary share-basic	(0.03)	(0.04)	(0.07)
Decrease in net income per ordinary share-diluted	(0.03)	(0.04)	(0.07)
The Group did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2008, 2009 and 2010. The Group does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2010.
The Group has various tax years from 2004 to 2010 which remain open in various tax jurisdictions.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
18.	NET INCOME PER SHARE
The calculation of the net income per share is as follows:

	For the years ended December 31,
	2008		2009		2010
Net income attributable to holders of ordinary share	16,173		21,508		29,863

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	37,276,306	(i)	38,389,495	(i)	40,298,060	(i)

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	40,695,982	(ii)	41,576,217	(ii)	43,406,080	(ii)

Net income per ordinary share-basic	0.43		0.56		0.74

Net income per ordinary share-diluted	0.40		0.52		0.69

(i)	In 2008 and 2010, the Company issued 2,000,000, 2,140,148 ordinary shares for future delivery to employees and non-employees upon exercise of vested stock options or grant of nonvested shares. 219,196, 1,211,897 and 1,824,660 shares were transferred to the relevant employees in 2008, 2009 and 2010, respectively. Accordingly, the remaining shares outstanding during the years were excluded in computation of basic net income per share in 2008, 2009 and 2010.

The ordinary shares issuable in connection with business acquisitions were also include in computation of basic net income per share.

(ii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2008, 2009 and 2010 as their effects would have been anti-dilutive. For the years of 2008, 2009 and 2010, such outstanding securities consisted of stock options of a weighted average number of 562,717, 661,234 and 91,684, respectively.

A weighted average number of 319,584, 36,493 and 146,344 contingently issuable ordinary shares and nonvested shares in connection with business acquisitions were included in the computation of diluted net income per share in the years of 2008, 2009 and 2010, respectively.

The calculation of the weighted average number of ordinary shares in 2008, 2009 and 2010 for the purpose of diluted net income per share has included the effect of stock options and nonvested shares of a weighted average number of 4,909,091, 4,406,820 and 3,677,197 which gives rise to an incremental weighted average number of 3,100,092, 3,150,229 and 2,961,677 ordinary shares from the assumed conversion of these stock options and nonvested shares using the treasury stock method, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
19.	SHARES-BASED COMPENSATION
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
On July 30, 2007, the Board of Directors and shareholders adopted the 2007 Share Incentive Plan as amended on August 1, 2007, which authorizes to grant to employees and non-employees options to purchase ordinary shares or nonvested shares up to a total of 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from of the first vesting date.

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

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
19.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued

Options to employees and non-employee directors
During the years ended December 31, 2008, 2009 and 2010, the Company granted a total of 1,336,200, 146,000 and 776,340 share options to employees and non-employee directors at an exercise price ranging from $4.70 to $8.92 per share, $4.58 to $14.69 and $16.90 to $35.50 per share, respectively.
The following table summarizes information regarding the stock options granted:

			Weighted	Weighted
			average	average
		Weighted	fair value	intrinsic
		average	per ordinary	value per
	Options	exercise price	share at the	option at the
Quarter ended	granted	per option	grant dates	grant dates

March 31, 2008	540,000	5.44	5.44	—
June 30, 2008	60,200	6.68	6.68	—
September 30, 2008	162,000	8.58	8.58	—
December 31, 2008	574,000	4.94	4.94	—
March 31, 2009	48,000	4.58	4.58	—
June 30, 2009	15,000	5.00	5.00	—
September 30, 2009	39,500	11.00	11.00	—
December 31, 2009	43,500	14.69	14.69	—
March 31, 2010	123,000	16.90	16.90	—
June 30, 2010	97,500	21.70	21.70	—
December 31, 2010	555,840	34.50	34.50	—

Total	2,258,540

			Weighted
		Weighted	average fair value
		average	per ordinary
	Number of	exercise price	share at the
	options	per option	grant dates

Outstanding as of January 1, 2010	4,397,895	3.49	2.84
Granted	776,340	30.11	30.11
Forfeited	(65,199)	8.06	6.53
Exercised	(1,786,408)	2.53	2.11

Outstanding as of December 31, 2010	3,322,628	10.13	9.54

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
19.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors — continued
The following table summarizes information with respect to stock options outstanding as of December 31, 2010:

		Options outstanding			Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	exercise	value as of		exercise	value as of
	Number	contractual	price per	December 31,	Number	price per	December 31,
	outstanding	life	option	2010	exercisable	option	2010

Ordinary shares	3,322,628	4.38	10.13	81,244	1,765	3.08	55,527
The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $1,617, $12,760 and $47,703, respectively.
The range of fair value of the options as of their respective grant dates is as follows:

	For the years ended December 31,
	2008	2009	2010

Options	1.43-2.55	1.60-5.30	6.09-12.13
The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For the years ended December 31,
	2008	2009	2010

Volatility	36.0%-40.8%	40.8%-44.7%	41.5%-44.7%
Risk-free interest rate of return	3.18%-4.15%	2.62%-3.62%	1.89%-2.62%
Expected term	2.72-3.61 years	3.61 years	3.61-4.11 years
Dividend yield	—	—	—
(1)	Volatility
The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.
(2)	Risk-free interest rate of return
Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
19.	SHARES-BASED COMPENSATION — continued
I. Stock Options — continued
Options to employees and non-employee directors — continued
(3)	Expected term

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

When estimating the fair value of the ordinary shares on the grant dates before the Initial Public Offering (the “IPO”) of the Company, management considered a number of factors, including the result of equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.
The Group recorded share-based compensation of $1,308, $1,311 and $1,482 for options granted to employees and non-employee directors for the years ended December 31, 2008, 2009 and 2010, respectively, using the graded vesting attribution method.
There was total unrecognized compensation expense of $5,487 related to unvested share options granted as of December 31, 2010. The expense is expected to be recognized over a weighted-average period of 1.40 years according to the graded vesting schedule.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
19.	SHARES-BASED COMPENSATION — continued
II. Nonvested Shares
In December 2008, 2009 and 2010, the Company granted 17,480, 89,874 and 298,874 nonvested ordinary shares, respectively, to employees under 2007 Share Incentive Plan. The nonvested shares will vest first 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.
A summary of the nonvested shares activity is as follows:

		Weighted
	Weighted	average fair value
	number of	per ordinary
	nonvested	share at the
	shares	grant dates

Outstanding as of January 1, 2010	108,070	7.64
Granted	298,874	23.66
Vested	(38,252)	7.36
Forfeited	(10,785)	7.20

Outstanding as of December 31, 2010	357,907	21.06

In December 2010, the Company granted 85,000 nonvested shares to certain executives at a discount purchase price of $22.00 per share, which is lower than the market closing price of $34.13 on December 15, 2010, the day before the grant date, by $12.13. 25% of the 850,000 nonvested shares will vest on the first anniversary of the grant date and 6.25% will vest each of the following 12 quarter. The total purchase price of $1,870,000 will be recorded as a liability when the amount is paid by the relevant executives. This liability will be eliminated with a corresponding increase in equity upon the vesting of nonvested shares over the vesting period.
The total fair value of nonvested shares vested during the years ended December 31, 2008, 2009 and 2010 was $18, $128 and $959, respectively.
The Company recorded compensation expenses based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The fair value of the nonvested shares on the grant date was the closing market price of the ordinary shares as of the date. For nonvested share granted in 2008, 2009 and 2010, the fair value at the date of grant ranged from $4.75 to $35.50. The related compensation expense of $83, $254 and $1,765 is recorded in 2008, 2009 and 2010, respectively.
There was total unrecognized compensation expense of $2,656 related to nonvested shares granted as of December 31, 2010. The expense is expected to be recognized over a weighted-average period of 3.23 years according to the graded vesting schedule.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
20.	ORDINARY SHARES ISSUANCE AND REPURCHASE
In June 2008, the Company issued 2,000,000 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 18.
In June 2008, the Company issued 58,348 ordinary shares to NEC System Technology Limited as part of the consideration for the acquisition of the additional equity interest of Solutions.
In September 2008, the Company repurchased and cancelled 172,919 and 53,703 ordinary shares from Airland and Bizexpress, respectively, at a total consideration of $2,020. The excess, amounting to $1,633, of repurchase price over the initial issuance price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled upon repurchase.
In September 2008, the Company issued 87,045 ordinary shares to One Silver Development Limited as a part of the additional consideration for the acquisition of Shanghai Megainfo Tech Co., Ltd.
In September 2008, the Company issued 3,201 ordinary shares to Global Mission Limited as a part of the additional consideration for the acquisition of VanceInfo Japan.
On February 21, 2009, the Company’s Board of Directors approved a share repurchase program authorizing the Company to acquire up to $10,000 worth of the Company’s outstanding ADSs within the next 12 months.
In March 2009, 2,800 shares were repurchased for a total consideration of $13 from the open market under this program. The repurchased shares, represented in the form of ADSs, and were to be used for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares.
In July 2009, the Company completed a public offering of 345,000 ordinary shares for total proceeds of $3,624, net of offering costs of $976.
In October 2009, the Company issued 106,820, 106,820, 106,820 ordinary shares to Cypress Hill Holdings Limited, Fortune Sea International Limited and Million International Limited respectively, as a part of the additional consideration for the acquisition of Chosen.
In October 2009, the Company issued 95,590 ordinary shares to Wireless Info Tech Limited as a part of the additional consideration for the acquisition of WIT.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
20.	ORDINARY SHARES ISSUANCE AND REPURCHASE — continued
In October 2009, the Company issued 6,163 ordinary shares to Xiang Liu as a part of the consideration for the acquisition of Kernel.
In January 2010, one of our employees was suspected to be in violation of the non-compete agreement (signed with the Company in connection with an acquisition in 2007) and his employment with the Company was terminated. This caused certain potential losses to the Group relating to certain accounts receivable balance. As a result, the employee entered into a settlement agreement with the Company in March 2010 and agreed to return his ordinary shares of 27,772 to the Group as compensation. The fair value of the ordinary shares was $537 as of the settlement date, and was recorded in the consolidated statements of operations to net off a related $537 provision for doubtful accounts. The shares were canceled immediately after they were returned to the Company.
In June 2010, the Company issued 51,084 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 18.
In July 2010, the Company issued 1,089,064 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 18.
In November 2010, the Company issued 1,000,000 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 18.
In November 2010, the Company issued 26,442 ordinary shares to Hui Wing Han Christina Wendy & Wong Kit Cheung Paul as a part of the consideration for the acquisition of TP as set out in Note 4.
In November 2010, the Company completed a public offering of 2,530,000 ordinary shares for total proceeds of $89,223, net of offering costs of $590.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
21.	FAIR VALUE MEASUREMENTS
Measured on recurring basis
The Group’s financial assets/(liabilities) measured at fair value on a recurring basis as of December 31, 2009 and 2010 include a foreign currency exchange forward contract (Note 8) based on Level 2 inputs, the contingent consideration payable in connection with business acquisitions consummated in 2009 and 2010 and an available-for-sale investment in convertible loan based on Level 3 inputs.
The following table summarizes the Group’s financial assets/(liabilities) measured at fair value on recurring basis.

		Fair Value Measurement at Reporting Date Using
			Significant
		Quoted Prices in	Other	Significant
		Active Market for	Observable	Unobservable
	December 31,	Identical Liabilities	Inputs	Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)

Contingent consideration	$(7,370)	$—	$—	$(7,370)
Forward contract	161	—	161	—

Total	$(7,209)	$—	$161	$(7,370)

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Other	Significant
		Active Market for	Observable	Unobservable
	December,	Identical Liabilities	Inputs	Inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment	$1,302	$—	$—	$1,302
Contingent consideration	(3,269)	—	—	(3,269)
Forward contract	(332)	—	(332)	—

Total	$(2,299)	$—	$(332)	$(1,967)

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
21.	FAIR VALUE MEASUREMENTS — continued
Measured on recurring basis — continued
The following table summarizes the movement of the balances of the Group’s financial assets/(liabilities) measured at fair value on a recurring basis based on level 3 inputs:

Amounts

Balance as of January 1, 2010	(7,370)
Initial recognition of contingent consideration in connection with acquisition of Link Result	(3,389)
Change in fair value of contingent considerations	221
Settlement of contingent considerations for business acquisitions	7,238
Available-for-sale investment	661
Accrued interest on the available-for-sale investment	41
Unrecognized gain on available-for-sale investment	581
Exchange difference	50

Balance as of December 31, 2010	(1,967)

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions.
22.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $4,780, $7,219 and $11,258 for the years ended December 31, 2008, 2009 and 2010, respectively.
23.	STATUTORY RESERVES
PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Company’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Company’s PRC subsidiaries were $392, $991 and $1,171 for the years ended December 31, 2008, 2009 and 2010, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
24.	LITIGATION THREAT AGAINST THE COMPANY
In August 2004, through VanceInfo Beijing, a wholly owned subsidiary of the Company, the Company acquired the IT services business and related assets of Wensi Chuangyi and its subsidiaries, the predecessor of the Company. On December 3, 2007, Chris Chen, chairman and chief executive officer of the Company, and David Chen, chief operating officer of the Company received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang against Chris Chen, David Chen, the Company, and two subsidiaries of the Company and VanceInfo Creative Software Technology Ltd., or VanceInfo California, a dissolved California corporation controlled by Wensi Chuangyi. The letter alleges the following:
•	Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Beijing Heteng Software Technology Co., Ltd. (“Heteng”); and Heteng owns 100% of Wensi Chuangyi, the predecessor of the Company.
•	Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng and its joint venture partners. This unspecified proprietary information allegedly has been utilized by VanceInfo California and continues to be used by a Delaware subsidiary of the Company.
•	In connection with these transactions, Chris Chen was an officer, director, beneficial owner or in control of the relevant entities that caused the transfer to be executed not in good faith and without adequate consideration or the receiving entity that obtained the valuable proprietary information not in good faith and without adequate consideration, all in breach of his fiduciary responsibilities to Octiga, Heteng and their shareholders and/or joint venture partners.
•	The letter also alleges that Mr. Jiang will be able to demonstrate the role and responsibility of various other parties in these alleged improper transactions, including Wensi Chuangyi and/or its subsidiaries, VanceInfo Beijing, VanceInfo California and other subsidiaries of the Company.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
24.	LITIGATION THREAT AGAINST THE COMPANY — continued
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
In November 2010, Jiang filed an action naming the Company, its subsidiary VanceInfo Technologies Inc., a Delaware corporation, or VanceInfo US, and its executives Chris Shuning Chen and David Lifeng Chen as defendants in the Superior Court of California, County of San Mateo captioned Jonathan Jiang v. VanceInfo Technologies, et al., CIV 500979. An amended complaint filed January 21, 2011 alleges:
•	Jiang was a minority shareholder of Octiga, Inc., a dissolved California Corporation. Octiga, Inc. allegedly owned “more than 30% interest in a joint venture” in Beijing Heteng Software Technology Company, Ltd., or Heteng, a company incorporated in China.
•	Heteng owned 95% of Wensi Chuangyi.
•	Jiang owned 220,000 ordinary shares of Octiga, Inc. for which compensation was not appropriately provided.
•	The transfer of assets of Wensi Chuangyi from Heteng to us occurred without proper compensation to Octiga, Inc.
These matters are scheduled to be heard in the next few months. Jiang has submitted theories for claims of damages in an unknown range of values. Jiang’s claims are brought on his own behalf, and Jiang also seeks to assert the claims derivatively on behalf of Octiga, Inc. The Company believes that Jiang’s factual allegations are flawed and his legal theories unsound, and there are meritorious defenses to the claims. On March 10, 2011, the Company filed a motion to quash service on it and a demurrer to the amended complaint on behalf of VanceInfo US.
25.	COMMITMENTS
(i)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $4,865, $6,573 and $8,889 for the years ended December 31, 2008, 2009 and 2010, respectively.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
25. COMMITMENTS — continued
Future minimum lease payments under such non-cancelable leases as of December 31, 2010 are as follows:

2011	8,476
2012	5,543
2013	4,222
2014	2,881
2015 and after	3,349

24,471

(ii)	Purchase commitments

As of December 31, 2010, $278 was contractually committed by the Group for purchases of equipment and leasehold improvements, $278 will be paid in 2011.
26.	RELATED PARTY TRANSACTIONS
The Group had the following significant transactions with related parties in addition to the disclosures in Notes 19 and 20:
The Group provided various IT services to Lenovo (Beijing) Co., Ltd., Lenovo (Shanghai) Co., Ltd., Lenovo (Shanghai) Electronic Technology Co., Ltd., Lenovo Mobile Communications Co., Ltd., Beijing Lenovo Software Co., Ltd., Shanghai Lenovo Electronic Co., Ltd., Sunny Information Technology Service, Inc., and Lenovo (Dalian) Technologies Service Co., Ltd. (collectively “Lenovo”), affiliates of LC Fund II, a principal shareholder of the Company. The Group recognized $1,750, $2,357 and $3,977 revenue for these transactions for the years ended December 31, 2008, 2009 and 2010, respectively. The accounts receivable balances from Lenovo were $1,043 and $1,533 as of December 31, 2009 and 2010, respectively. The advance from customer balances from Lenovo was $7 and $48 as of December 31, 2009 and 2010, respectively.
27.	SUBSEQUENT EVENTS
In January 2011, the Group acquired 100% equity interest in Viatt. Under the terms of the acquisition agreement, the Group paid an initial consideration of approximately $1.5 million in cash. Contingent consideration will be determined up to $4.9 million based on Viatt’s financial performance in 2011 and 2012. The acquisition is expected to strengthen the Group’s position in China’s domestic financial services sector. Over 80 professionals from Viatt joined the Company in connection with the acquisition transaction.

VANCEINFO TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share and share related data)
27.	SUBSEQUENT EVENTS — continued
In March 2011, the Group entered an acquisition agreement with Think Consulting Limited to acquire certain businesses of its wholly owned subsidiary, Bright Consulting (Beijing) Limited (“Bright”), a China-based IT services company providing Oracle consulting and implementation services to Chinese domestic clients. This acquisition was completed in April 2011. The initial consideration was $0.7 million, of which $0.5 million was settled in cash and $0.2 million was settled in ordinary shares. The additional contingent considerations will be determined based on specified earnings objectives in the acquisition agreement for the first three years after the acquisition.
In April 2011, the Group acquired 100% equity interest in the main operating subsidiaries of LW International Holdings Limited (“Lifewood”), a China-based company providing business process outsourcing services. Under the terms of the acquisition agreement, the Group will pay an initial consideration of approximately $5.6 million in cash and stock, with contingent consideration to be paid based on Lifewood’s financial performance over the next three years.
In March 2011, the Group announced that its Board of Directors has approved a share repurchase program, effective March 2011. Under the program, VanceInfo has been authorized, but is not obligated, to repurchase up to $40 million worth of outstanding ADSs representing the ordinary shares of VanceInfo from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under US securities regulations. In April 2011, 68,277 ordinary shares were repurchased for a total consideration of $1,999 from open market under this program.

VANCEINFO TECHNOLOGIES INC.
Additional Information — Financial Statement Schedule I
Financial Information of Parent Company
Balance Sheets
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	42,277	102,832
Term deposit	10,000	5,000
Held-to-maturity securities — current	12,122	13,208
Prepaid expenses and other current assets	1,972	602
Amount due from related parties	45,254	35,802

Total current assets	111,625	157,444

Held-to-maturity securities — non-current	—	1,558
Investment in subsidiaries	64,070	143,426

Total assets	175,695	302,428

Liabilities

Current liabilities:
Amount due to related parties	10,364	3,775
Accrued expenses and other payables	731	719
Deferred income-current	260	462

Total current liabilities	11,355	4,956

Deferred income-non-current	1,778	1,305

Total liabilities	13,133	6,261

Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 39,888,092 and 44,556,910 shares issued and outstanding in 2009 and 2010, respectively)	40	45
Additional paid-in capital	111,680	208,431
Shares issuable in connection with business acquisitions	520	3,594
Accumulated other comprehensive income	4,924	8,836
Retained earnings	45,398	75,261

Total equity	162,562	296,167

Total liabilities and equity	175,695	302,428

VANCEINFO TECHNOLOGIES INC.
Financial Information of Parent Company
Statements of Operations
(In U.S. dollars in thousands, except share and share related data)

	For the years ended December 31,
	2008	2009	2010

Cost of revenues (including share-based compensation of $265, $313 and $492 in 2008, 2009 and 2010, respectively)	(265)	(313)	(492)

Selling, general and administrative expenses (including share-based compensation of $1,126, $1,252 and $2,755 in 2008, 2009 and 2010, respectively)	(2,154)	(1,853)	(3,073)

Other operating income	132	196	331

Income from operations	(2,287)	(1,970)	(3,234)
Equity in earnings of subsidiaries	16,800	22,755	33,139
Interest income	1,528	672	432
Exchange differences	132	51	(474)

Net income attributable to VanceInfo Technologies Inc. shareholders	16,173	21,508	29,863

Net income attributable to VanceInfo Technologies Inc. shareholders	16,173	21,508	29,863
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,578	(48)	3,722
Unrealized gains (loss) on foreign currency exchange forward contract	—	145	(506)
(Gains) loss on foreign currency exchange forward contract transfer to statements of operations	—	(36)	202
Net unrealized gain on available-for-sale investment, net tax effect of $87	—	—	494

Total other comprehensive income, net of tax	2,578	61	3,912

Comprehensive income attributable to Vanceinfo Technologies Inc	18,751	21,569	33,775

VANCEINFO TECHNOLOGIES INC.
Financial Information of Parent Company
Parent Company Statements of Change in Equity and Comprehensive Income
(In U.S. dollars in thousands, except share data)

				Shares issuable	Accumulated
				in connection	other
	Ordinary shares		Additional	with business	comprehensive	Retained	Total
	Shares	Amount	paid-in capital	acquisitions	income	earnings	shareholders’ equity

Balance as of January 1, 2008	37,198,907	37	98,706	—	2,285	9,350	110,378
Issuance of ordinary shares in connection with business acquisitions	148,594	—	1,174	—	—	—	1,174
Shares issuable in connection with Chosen acquisition (Note 4)	—	—	—	1,527	—	—	1,527
Ordinary shares issued for share-based compensation	2,000,000	2	300	—	—	—	302
Repurchase of ordinary shares	(226,622)	—	(387)	—	—	(1,633)	(2,020)
Share-based compensation	—	—	1,391	—	—	—	1,391
Foreign currency translation adjustment	—	—	—	—	2,578	—	2,578
Net income	—	—	—	—	—	16,173	16,173

Balance as of December 31, 2008	39,120,879	39	101,184	1,527	4,863	23,890	131,503
Issuance of ordinary shares in connection with business acquisitions	422,213	1	2,088	(1,527)			562
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	520	—	—	520
Repurchase of ordinary shares	(2,800)	—	(13)	—	—	—	(13)
Issuance of ordinary shares upon share offering	345,000	—	2,648	—	—	—	2,648
Ordinary shares issued for share-based compensation	2,800	—	4,208	—	—	—	4,208
Share-based compensation	—	—	1,565	—	—	—	1,565
Unrealized gain on foreign currency exchange forward contract recognized	—	—	—	—	145	—	145
Gain on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	(36)	—	(36)
Foreign currency translation adjustment	—	—	—	—	(48)	—	(48)
Net income	—	—	—	—	—	21,508	21,508

Balance as of December 31, 2009	39,888,092	40	111,680	520	4,924	45,398	162,562
Issuance of ordinary shares in connection with business acquisitions	26,442	—	520	(520)	—	—	—
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	1,978	—	—	1,978
Shares issuable in connection with AIT acquisition (Note 4)	—	—	—	1,616	—	—	1,616
Ordinary shares returned from an employee (Note 20)	(27,772)	—	(537)	—	—	—	(537)
Issuance of ordinary shares upon share offering	2,530,000	3	89,223	—	—	—	89,226
Ordinary shares issued for share-based compensation	2,140,148	2	4,514	—	—	—	4,516
Share-based compensation	—	—	3,031	—	—	—	3,031
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	(507)	—	(507)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	202	—	202
Net unrealized gain on available-for-sale investment, net tax effect of $87	—	—	—	—	494	—	494
Foreign currency translation adjustment	—	—	—	—	3,723	—	3,723
Net income	—	—	—	—	—	29,863	29,863

Balance as of December 31, 2010	44,556,910	45	208,431	3,594	8,836	75,261	296,167

VANCEINFO TECHNOLOGIES INC.
Financial Information of Parent Company
Statements of Cash Flows
(In U.S. dollars in thousands)

	For the years ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	16,173	21,508	29,863
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	1,391	1,565	3,247
Equity in earnings of subsidiaries	(16,800)	(22,755)	(33,139)
(Gain) loss on foreign currency exchange forward contracts recognized in statements of operations	—	(52)	578
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(526)	(552)	1,188
Amounts due from related parties	(14,444)	(5,222)	12,666
Amounts due to related parties	3,779	5,865	(6,789)
Accrued expenses and other payables	(299)	151	(375)
Deferred income	1,281	757	(270)

Net cash (used in) provided by operating activities	(9,445)	1,265	6,969

Cash flows from investing activities:
Purchase of non-current investment-held-to-maturity securities	—	—	(1,560)
Purchase of current investment-held-to-maturity securities	—	(12,104)	(15,213)
Proceeds from maturity of held-to-maturity securities	—	—	13,648
Purchase of businesses and increased investment in subsidiaries	(138)	—	(42,001)
Payment for settlement of foreign currency forward exchange contracts	—	—	(388)
Purchase of term deposit	—	(10,000)
Cash received upon maturity of term deposit	—	—	5,000

Net cash used in investing activities	(138)	(22,104)	(40,514)

Cash flows from financing activities:
Proceeds from exercise of options	302	3,625	5,011
Payment for issuance costs in connection with initial public offering	(847)	—
Repurchase of ordinary shares	(2,020)	(13)	—
Proceeds from issuance of ordinary shares upon share offering in 2009	—	3,624	—
Payment for issuance costs in connection with share offering in 2009	—	(712)	(220)
Proceeds from issuance of ordinary shares upon share offering in 2010	—	—	89,816
Payment for issuance costs in connection with share offering in 2010	—	—	(507)

Net cash (used in) provided by financing activities	(2,565)	6,524	94,100

Net (decrease) increase in cash and cash equivalents	(12,148)	(14,315)	60,555
Cash and cash equivalents, beginning of year	68,740	56,592	42,277

Cash and cash equivalents, end of year	56,592	42,277	102,832

VANCEINFO TECHNOLOGIES INC.
NOTES TO ADDITIONAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands)
1.	BASIS FOR PREPARATION
The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.
2.	INVESTMENTS IN SUBSIDIARIES
The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand- alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.