Form 20-F/A
period 2010-12-31
VanceInfo Technologies Inc.
filed 2011-06-09
CIK 1417961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
For the transition period from _____ to _____
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE
We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on May 11, 2011 (the “Annual Report”), for the sole purpose of furnishing the Interactive Data File as Exhibit 101.
No other changes have been made to the Annual Report. This Amendment does not reflect events that have occurred after the May 11, 2011 filing date of the Annual Report, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F on its behalf.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Chris Shuning Chen
	Name:	Chris Shuning Chen
	Title:	Chairman and Chief Executive Officer
Date: June 9, 2011

EXHIBIT INDEX

Exhibit
Number	Description of Document

101.INS	XBRL Instance Document. *

101.SCH	XBRL Taxonomy Extension Schema Document. *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *

*
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3