Form 20-F
period 2011-12-31
VanceInfo Technologies Inc.
filed 2012-04-26
CIK 1417961

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-33857

VanceInfo Technologies Inc. 文思信息技术有限公司

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

44,714,963 ordinary shares, par value US$0.001 per share, as of December 31, 2011.

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

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

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“ADS(s)”, refers to the American depositary share(s) of VanceInfo Technologies Inc. 文思信息技术有限公司, a Cayman Islands company, each representing one ordinary share of VanceInfo Technologies Inc. 文思信息技术有限公司, par value US$0.001 per share;

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

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Euro” refers to the common legal currency of the members of the European monetary union;

•	“Greater China” refers to the People’s Republic of China, including, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Hong Kong Dollar” refers to the legal currency of Hong Kong;

•	“Huawei” refers to Huawei Technologies Co., Ltd. and certain of its affiliates;

•	“IBM” refers to International Business Machines China Company Limited, IBM Global Services (China) Company Limited and IBM Solution and Services (Shenzhen) Co., Ltd.;

•	“JPY” or “Japanese Yen” refers to the legal currency of Japan;

•	“Microsoft” refers to Microsoft Corporation, Microsoft (China) Co., Ltd., and Microsoft Development Co., Ltd.;

•	“professionals”, with respect to an IT service company, refer to employees executing IT services for its clients;

•	“TIBCO” refers to TIBCO Software Inc.;

•	“US$,” “U.S. dollar” or “$” refers to the legal currency of the United States;

•

“we,” “us,” “our company,” “our” and “VanceInfo” refer to VanceInfo Technologies Inc. 文思信息技术有限公司, a Cayman Islands company, its predecessor, the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd. and its subsidiaries ;

•	all shares and per share data have been adjusted to reflect a 100-for-1 split that became effective on March 10, 2005 and a further 10-for-1 split that became effective on November 3, 2005; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries are denominated in Renminbi, or RMB, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, and consolidated balance sheet data as of December 31, 2010 and 2011.

We and certain selling shareholders of our company completed the initial public offering of 8,797,500 ADSs, each representing one ordinary share, par value US$0.001 per share, on December 17, 2007. In December 2007, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “VIT.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements relate to events involving known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” , “could”, “potential”, “should”, “would” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

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

The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011, have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements for 2009, which are not included in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008, reflecting the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“ASC Topic 810-10-65”) on January 1, 2009, retrospectively, have been derived from our audited consolidated financial statements for 2007 and 2008, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2008, reflecting the adoption of ASC Topic 810-10-65, have been derived from our audited consolidated financial statements for 2008, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2007, except for the impact of adoption of ASC Topic 810-10-65, which were reflected in this annual report, have been derived from our audited financial statements for 2007, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The historical results are not necessarily indicative of results to be expected in any future period.

	VanceInfo
	For the Year Ended December 31,
	2007 (as adjusted)	2008 (as adjusted)	2009	2010	2011
	(in US$ thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	62,714	102,663	148,066	211,550	283,137
Cost of revenues(1)	(38,544)	(62,911)	(90,830)	(130,035)	(184,518)

Gross profit	24,170	39,752	57,236	81,515	98,619

Selling, general and administrative expenses(1)	(16,180)	(25,905)	(34,710)	(51,901)	(81,848)

Total operating expenses(1)	(16,180)	(25,905)	(34,710)	(51,901)	(81,848)
Change in fair value of contingent consideration payable for business acquisitions	—	—	(62)	221	920
Other operating income	(860)	858	413	2,036	3,172

Income from operations	8,850	14,705	22,877	31,871	20,863
Net income	9,621	16,089	21,508	29,863	22,193
Net (income)/loss attributable to noncontrolling interest	(52)	84	—	—	—
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	(632)	—	—	—	—

Income attributable to VanceInfo Technologies Inc. shareholders	8,937	16,173	21,508	29,863	22,193

Income per ordinary share:
Basic	$0.22	$0.43	$0.56	$0.74	$0.51
Diluted	$0.19	$0.40	$0.52	$0.69	$0.49
Income per ADS:
Basic	$0.22	$0.43	$0.56	$0.74	$0.51
Diluted	$0.19	$0.40	$0.52	$0.69	$0.49
Weighted average ordinary shares used in calculating net income per ordinary share:

Basic	11,426,183	37,276,306	38,389,495	40,298,060	43,103,190
Diluted	13,446,087	40,695,982	41,576,217	43,406,080	45,248,469

	VanceInfo
	For the Year Ended December 31,
	2007 (as adjusted)	2008 (as adjusted)	2009	2010	2011

Other Consolidated Financial Data
Gross margin(2)	38.5%	38.7%	38.7%	38.5%	34.8%
Operating margin(3)	14.1	14.3	15.5	15.1	7.4
Net margin(4)	15.3%	15.7%	14.5%	14.1%	7.8%

(1)	Includes share-based compensation expenses as follows:

	VanceInfo
	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands)
Share-based compensation expenses included in:
Cost of revenues	(111)	(265)	(313)	(492)	(762)
Selling, general and administrative expenses	(885)	(1,126)	(1,252)	(2,755)	(7,682)

(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents income from operations as a percentage of net revenues.
(4)	Net margin represents net income as a percentage of net revenues.

	As of December 31,
	2007 (as adjusted)	2008 (as adjusted)	2009	2010	2011
	(in US$ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	76,835	79,963	64,057	161,265	96,170
Term deposits and short-term investments	1,371	1,466	22,122	18,208	14,401
Accounts receivable	24,708	36,827	60,524	85,437	126,389
Total assets	129,076	155,451	205,191	351,639	385,896
Total liabilities	18,068	23,948	42,629	55,472	82,452
Shareholders’ equity	110,008	131,503	162,562	296,167	303,444
Total liabilities, convertible redeemable preferred shares and shareholders’ equity	129,076	155,451	205,191	351,639	385,896

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Industry

Because our business depends significantly on clients headquartered in Greater China, the United States, Europe and Japan, any economic slowdown in these regions or other factors that affect IT offshore outsourcing from the United States, Europe or Japan could have a material adverse effect on our business and operating results.

As of December 31, 2011, substantially all of our net revenues were derived from clients headquartered in Greater China, the United States, Europe and Japan. These economies were impacted by the global economic downturn in 2008. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran and Syria. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Some of these factors have had certain adverse effects on our business and results of operations in 2011, including weaker than expected net revenues growth in Japanese market, increased pricing pressures from some of our clients and some delays in obtaining new projects from existing clients. If these adverse changes to the macro-economic conditions of our or our key clients’ key markets become extremely severe or continue for a relatively long period of time, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and our utilization and billing rates for our professionals could decline, which could have a material adverse effect on our business and operating results.

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

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. In 2010, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 37.8% of our net revenues. In 2011, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 36.9% of our net revenues. Our top five clients accounted for approximately 56.3%, 55.5% and 53.1% of our net revenues in 2009, 2010 and 2011, respectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business.

A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable. A client may demand price reductions, change its outsourcing strategy, switch to another IT outsourcing service provider or return work in-house. For example, it was recently announced that Huawei and one of our competitors has formed a joint venture specializing in software outsourcing business. Huawei may also approach us or our other competitors for a similar joint venture arrangement, and may enter into similar alliances with our other competitors. If we enter into discussion on joint venture or similar alliance, there is no assurance that we can negotiate terms that are favorable to us. We generally do not have long-term commitments from any of our clients to purchase our services. Although we usually enter into master service agreements, or MSAs, with clients, these MSAs are not commitments to purchase our services, and statements of work, or SOWs, from clients are required for specific orders to purchase our services. In addition, the MSAs and SOWs typically may be terminated by our clients on short notice. If we fail to enter into or renew MSAs with one or more of our major clients in any particular period, if major clients reduce their service volumes under SOWs, or if any existing MSAs or SOWs with major clients are terminated, some or all of the business of our major clients could be lost or reduced, which could have a material adverse effect on our business, results of operations and financial condition. In addition, disruption or slowdown of our clients’ business expansion due to various factors including legal obstacles or regulatory scrutiny may result in a reduction of their demands of our services, which will in turn negatively impact our business, results of operations and prospects.

Our revenues are highly dependent on a limited number of industries and any decrease in demand for outsourced services in these industries could reduce our revenues and adversely affect our results of operations.

For the years ended December 31, 2009, 2010 and 2011, a majority of our net revenues were derived from clients in the telecommunications and high technology industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource research and development services, or R&D services, enterprise solutions, application development and maintenance, or ADM, quality assurance and testing, globalization and localization and other IT services. A downturn in any of our targeted industries, particularly the telecommunications and high technology industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations which restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.

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

The market for IT services is highly competitive and we expect competition to increase due to a number of factors. We believe that the principal competitive factors in our markets are industry experience, quality of the services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

•

other China-based IT services companies, such as, Chinasoft International Limited, or Chinasoft International, HiSoft Technology International Limited, or Hisoft, Neusoft Corporation, or Neusoft, SinoCom Software Group Limited, or SinoCom, iSoftStone Holdings Limited, or iSoftStone, Camelot Information Systems Inc., or Camelot, and Beyondsoft Corporation, or Beyondsoft;

•

Indian IT services companies, such as Cognizant Technology Solutions Corporation, or Cognizant, HCL Technologies Ltd., or HCL, Infosys Limited, or Infosys, Tata Consultancy Services Ltd, or TCS, and Wipro Limited, or Wipro;

•	in-house IT departments of large corporations; and

•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe.

In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. Moreover, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Clients tend to engage multiple IT services outsourcing providers instead of using an exclusive service provider, which could reduce our revenues to the extent that clients obtain services from other providers. Clients may prefer service providers that have facilities located globally or that are based in countries more cost-competitive than China.

Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Wage increase in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Wage costs for our professionals and other employees form a significant part of our costs. For instance, in 2009, 2010 and 2011, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, was US$71.7 million, US$107.1 million and US$157.4 million, accounting for 78.9%, 82.3% and 85.3% of our cost of revenues, respectively. Wage costs in China have historically been significantly lower than wage costs in Japan, the United States and other developed countries for comparably skilled professionals. However, because of rapid economic growth and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a higher rate than in Japan, the United States and Europe. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce the competitive advantage we have enjoyed against onshore service providers in Japan, the United States and other countries. Furthermore, if increase in wage costs of our professionals exceeds increase in our professionals’ billing rate, we may suffer from decrease in profit margins. In addition, the issuance of equity-based compensation to our professionals and other employees would also result in additional dilution to our shareholders.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenues.

Our clients are not obligated for any long-term commitments to us. Many of our MSAs are either renewable for one-year period or have no fixed terms, and our SOWs are typically project-based and are generally valid for not more than one year. In addition, our clients can terminate many of our MSAs and SOWs with or without cause, and in most cases without any cancellation charge. Some of our MSAs specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. If any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues. Most of the MSAs we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workmen’s compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. We have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2011 to October 13, 2012, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2011 to October 13, 2012, but we still do not satisfy the contractual requirement of certain of our key clients. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these MSAs.

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

Our revenues and operating results can vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, such as variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects and currency fluctuations. For example, some of our MSAs permit our clients to reduce or modify the volume of services under any SOW at any time. As many of our employees and customers take long vacations during the Chinese New Year in the first quarter, our revenues in that quarter are relatively low compared to the other quarters. Moreover, our results may vary depending on our clients’ business needs and IT spending patterns. Due to the annual budget cycles of most of our clients, we may not be able to estimate accurately the demand for our services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we typically are not the exclusive outside service provider to our clients. Thus, a major client in one year may not provide the same amount or percentage of our revenues in any subsequent year.

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

We may be unable to effectively manage our rapid growth and expansion, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth and expansion, which could materially and adversely affect our business and prospects.

We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew to US$283.1 million in 2011 from US$148.1 million in 2009. Since 2009, we have completed a number of acquisitions and established or acquired a number of offices in Greater China, the United States, Europe, Japan, Malaysia, Singapore and Australia. We have also set up a number of CDCs. As of December 31, 2011, we had 13,424 professionals, as compared to 7,542 professionals as of December 31, 2009. We are actively looking at additional locations to establish new offices and expand our current offices and CDCs. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.

This rapid growth places significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting, human resources and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar. All of our endeavors will involve risks and require substantial management effort and skill. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

Historically, we have expanded our service capabilities and gained new clients through selective acquisitions such as our acquisitions of VanceInfo Shanghai Technologies Limited, or VanceInfo Shanghai, TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited, TP (Hong Kong) Limited, or TP Hong Kong, and TP Software Technology (Shanghai) Co., Ltd., or TP Shanghai (together with TP Teleservices Limited, TP Consultants Limited, TP (Taiwan) Limited and TP Hong Kong, the “TP Companies”), VanceInfo Financial Service Limited (formerly named Link Result Limited), or VanceInfo Financial Service, and its subsidiary, VanceInfo Data Service (Shanghai) Co., Ltd. (formerly named A-IT (Shanghai) Software Services Co., Ltd.), or VanceInfo Data, Beijing Viatt Information Technology Co., Ltd., or Beijing Viatt, Lifewood Technology Limited, or Lifewood Technology, Lifewood Data Technology Limited, or Lifewood Data, Lifewood Data Technology (Shenzhen) Limited, or Lifewood Shenzhen, Lifewood Data Technology (Dongguan) Limited, or Lifewood Dongguan (together with Lifewood Technology, Lifewood Data and Lifewood Shenzhen, the “Lifewood Companies”), VanceInfo Technologies Australia Pty. Ltd. (formerly named Salsatec Corporation Pty. Ltd.), or VanceInfo Australia, Beijing Data Pioneer Information Technology Co., Ltd., or Beijing DPC, Beijing Kang Pu Wei Century Information Technology Co., Ltd., or Bejing KPW, and Beijing Sunwin Technology Co., Ltd., or Beijing Sunwin in the past. Our growth strategy involves gaining new clients and expanding our service lines, both organically and through strategic acquisitions. Our ability to successfully integrate an acquired entity and its operations may be adversely affected by a number of factors. These factors include:

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

Our interests may conflict with our joint venture partners and disputes with joint venture partners may adversely affect our business.

In February 2012, we acquired 100% equity interest in Beijing Sunwin, a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Beijing Sunwin has a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang Weiye Information Technology Co., Ltd., or Beijing Yunxiang. As we continue to grow, we expect to acquire interests in more joint venture enterprises in China or abroad to execute our expansion plans by utilizing our partners’ skills, experiences and resources. In accordance with PRC law, certain material matters relating to a joint venture, including increase or reduction of the registered capital of the joint venture, amendments to its articles of association, merger or division of the joint venture, and termination and dissolution of the joint venture, may require our joint venture partners’ consents. Our future joint venture enterprises to be established abroad may involve more legal implications in other jurisdictions.

In addition, joint ventures involve risks that our joint venture partners may:

•	have economic or business interests or goals that are inconsistent with or adverse to ours;

•	take actions contrary to our instructions or requests or contrary to our policies or objectives;

•	be unable or unwilling to fulfill their obligations under the relevant joint venture agreements;

•	have financial difficulties; or

•	have disputes with us as to the scope of their responsibilities and obligations.

Our present or future joint venture projects may not be successful. We cannot assure you that we will not have disputes or encounter other problems with respect to our present or future joint venture partners or that we will be able to resolve such disputes and solve such problems in a timely manner, or at all. Any failure of us to address these potential disputes or conflict of interests effectively could have a material adverse effect on our business, financial condition, and results of operations.

We expect that a significant portion of our revenues may continue to be generated from our projects with a fixed price; we may fail to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

In 2011, approximately 32.6% of our revenues were generated from fixed-price contracts. We expect that a significant portion of our revenues may continue to be generated from our projects with a fixed price. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and to price our projects profitably. An underestimation of required time and resources may result in cost overruns and mismatches in project staffing. Conversely, an overestimation of our costs may result in our submitting uncompetitive bids and loss of business. Furthermore, any failure to complete a project within the stipulated timeframe could also expose us to contractual or other liabilities and may damage our reputation. These and other factors could adversely affect our business, results of operations and financial condition.

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Chris Shuning Chen, our founder, chairman and chief executive officer. In addition, we rely on David Lifeng Chen, our executive vice chairman and co-president, Sidney Xuande Huang, our co-president and chief financial officer, Frances Hong Zhang, our chief operating officer, Stanley Ying Zhou, our chief administrative officer, to run our business operations. If one or more of our senior executives or key employees are unable or unwilling to continue with us, we may not be able to replace them easily or at all. Even though we can replace them eventually, we may incur additional expenses to recruit, train and retain replacement personnel. Consequently, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keep a close relationship with our clients joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Each of our senior executives has entered into employment agreements with us that contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. Although we have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2011 to October 13, 2012, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2011 to October 13, 2012, the successful assertion of one or more large claims against us could still have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

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

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. In November 2010, Jonathan Jianguo Jiang, or Jiang, filed an action naming us, our subsidiary VanceInfo Technologies Inc., a Delaware corporation, or VanceInfo US, and our executives Chris Shuning Chen and David Lifeng Chen as defendants in the Superior Court of California, County of San Mateo. See Item 8, “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” This action has been settled, however, any future legal proceedings against us may divert our management’s attention regardless of the final results of the legal proceedings. Furthermore, these proceedings, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.

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

We may face certain risk with respect to construction of our new headquarters and research and development center.

In November 2009, we entered into agreements with a Beijing-based developer regarding our proposed acquisition of the use right to two parcels of land with an area of appropriately 21,700 square meters in Zhongguancun Software Park, Haidian District, Beijing. In July 2011, we entered into a land use right grant agreement with the Beijing Municipal Bureau of Land and Resources pursuant to which we will acquire land use right with a 50-year term. We have fully paid approximately US$24.1 million, taking into account the exchange rate effect, relating to the land use right as of December 31, 2011. We have obtained the land use right certificate and certain other government permits for construction and have commenced construction on these two parcels of land. However, given this initial construction stage, there is uncertainty regarding whether we may successfully complete the construction or obtain the real estate title certificate for the buildings constructed. If we fail to timely build our office premises on these parcels of land as planned or obtain the real estate title certificate for the construction, our expansion plan may be affected. In addition, we plan to move our headquarters and research and development center to the new office premises built on these parcels of land in the future. Due to the concentration of our operations, any future problem in our facilities such as loss of power or earthquake may limit our ability to conduct our business.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which could adversely affect the market price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in December 2007. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to this annual report on Form 20-F for the fiscal year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. Our independent registered public accounting firm has issued an audit report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2011. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients.

Our clients’ business operations are subject to certain rules and regulations in China or otherwise. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Some of our contracts concluded with clients headquartered in the United States and elsewhere provide that we shall comply with the United States export regulations while handling any information, process, product or service and that we shall adhere to regulations that apply to our clients’ businesses. Some of our IT services provided to certain banking clients for their Japanese operations are required to comply with the regulations promulgated by Japanese regulators. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses for the conduct of our business. For example, we recently established an IT training center in Nanjing, the operation of which needs us to obtain necessary permits and licenses. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business and results of operations.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with authorized financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. However, unlike certain other jurisdictions, there are no applicable government laws and regulations that require banks provide deposit insurance or similar protections to depositors in China. Any deterioration of financial soundness of these banks would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

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

We may also be liable to our clients for disruption in service resulting from such damage or destruction. We have purchased general commercial liability insurance for our facilities in China for the period from October 13, 2011 to October 13, 2012, and we have also purchased information and network technology errors or omissions liability insurance for our facilities in China for the period from October 13, 2011 to October 13, 2012, but our insurance coverage may not be sufficient. Prolonged disruption of our services as a result of natural disasters or other events would also entitle our clients to terminate their contracts with us.

Our business could be adversely affected by the effects of H1N1, or swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. For example, an outbreak of swine flu in Mexico and the United States in the summer of 2009 has spread to China and human cases of swine flu were discovered in China. Such spread of swine flu impedes, to some extent, business travels of our staff between China and the United States. Therefore, any occurrence of swine flu, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, and the sickness or death of our key officers and employees. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

Fluctuations in exchange rates could adversely affect our business.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar. In June 2010, the PRC government announced its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

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

We incurred net foreign exchange losses of US$119,000, US$1.0 million and US$0.9 million in 2009, 2010 and 2011, respectively. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions, except for a forward exchange contract to purchase US$5.0 million for JPY448.75 million due in October 2010, a forward exchange contract to purchase US$5.0 million for JPY432.5 million due in July 2011 and a forward exchange contract to purchase US$5.0 million for JPY403.35 million to be due in July 2012. Accordingly, we still cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

If tax benefits currently available to our subsidiaries are reduced or repealed, our business and results of operations could suffer.

Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, was qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was entitled to enjoy a 7.5% EIT rate from 2008 to 2010.

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

VanceInfo Beijing was qualified as a “high and new technology enterprise” with a valid term of three years in December 2008 and is entitled to the preferential EIT rate of 7.5% from 2008 to 2010. VanceInfo Beijing was again qualified as a “high and new technology enterprise” with a valid term of three years in October 2011 and is entitled to the preferential EIT rate of 15% from 2011 to 2013. VanceInfo Shanghai was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential EIT rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to enjoy a 10% preferential EIT rate in 2009. VanceInfo Shanghai was again qualified as a “high and new technology enterprise” in December 2009, which entitled it to enjoy a 15% preferential EIT rate in 2010 and 2011. TP Shanghai, which we acquired in July 2009, was qualified as a “high and new technology enterprise” in December 2008 with a valid term of three years and is entitled to the preferential tax rate of 15% in 2009 and 2010. Nanjing VanceInfo Creative Software Technology Limited, or VanceInfo Nanjing, was recognized as a “software enterprise” in 2009 and was entitled to be exempted from EIT in 2009 and 2010 and a 50% reduction of its applicable EIT rate with the reduced applicable EIT rate of 12.5% from 2011 to 2013. VanceInfo Data became one of our wholly owned subsidiaries in 2010. VanceInfo Data was incorporated in 2002 and was recognized as a “software enterprise” in 2007, and therefore, it was entitled to be exempted from EIT in 2007 and 2008, and was entitled to a 50% tax reduction of its applicable EIT rate with the reduced applicable EIT rate of 10%, 11%, and 12% in 2009, 2010, and 2011, respectively. VanceInfo Shenzhen was recognized as a “software enterprise” in 2009 and was entitled to an exemption of EIT in 2010 and 2011 and a 50% tax reduction of its applicable EIT rate with the reduced applicable EIT rate of 12.5% from 2012 to 2014. However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification; continued qualification as a “key software enterprise under the State plan” or “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authorities will not revoke our subsidiaries’ “high and new technology enterprise”, “key software enterprise under the State plan”, or “software enterprise” statuses in the future. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations.

In addition, pursuant to relevant tax rules, our PRC subsidiaries may enjoy exemption from business tax with respect to the software development business and related technology consultancy services that it engages in, which falls under the definition of technology development business, although such business tax exemption policy has not been implemented. Our PRC subsidiaries except for Lifewood Dongguan may enjoy exemption from business tax with respect to the offshore outsourcing service. Expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Our subsidiaries in Shanghai or other regions in China may be subject to PRC value added tax, or VAT, instead of business tax, which may increase our tax rate and adversely affect our business, financial condition and results of operations.

The PRC government recently adopted a PRC tax pilot program, which was initiated in Shanghai and may be extended to other cities in the future. On October 16, 2011, the Ministry of Commerce and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, which became effective on October 16, 2011, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. According to Circular 110 and Circular 111, as on January 1, 2012, companies which are classified by Shanghai local tax authorities in transportation and certain modern service sectors are required to pay VAT instead of business tax. Specifically, a 17% VAT rate applies to movable property leasing services, an 11% VAT rate applies to transportation services and a 6% VAT rate applies to certain other modern services, such as research and development, technological services, culture, logistics and consultation. In addition, pursuant to Circular 111, our subsidiaries located in Shanghai can enjoy exemption from VAT with respect to the offshore outsourcing service. Although Circular 110 and Circular 111 are applicable to our subsidiaries located in Shanghai, namely VanceInfo Shanghai, VanceInfo Shanghai Creative, VanceInfo Data, and TP Shanghai, since January 1, 2012, such laws and regulations are new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, at this stage, it is unclear as to which VAT rate would apply to the relevant subsidiaries, which VAT-related expenses are deductible, and accordingly the net impact of such tax pilot program on us is currently uncertain. If such tax pilot program results in unfavorable tax consequences to us, it may adversely affect our business, financial condition and results of operations.

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

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company, VanceInfo Technologies Inc. 文思信息技术有限公司, may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. Further to Circular 82, on July 27, 2011, the State Administration of Taxation issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, to provide more guidance on the implementation of Circular 82, which became effective on September 1, 2011. Bulletin No. 45 made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe our holding company and our subsidiaries located outside of the PRC are PRC resident enterprises. However, if we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, were exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Technologies Limited, or VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and VanceInfo Shenzhen, is incorporated in Hong Kong. TP Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in TP Shanghai, is incorporated in Hong Kong. VanceInfo Financial Service, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Data, is also incorporated in Hong Kong. Lifewood Data, our wholly owned subsidiary and the direct holder of a 100% equity interest in Lifewood Shenzhen and Lifewood Dongguan, respectively, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the new EIT Law and the Implementing Rules, if each of VanceInfo Hong Kong, TP Hong Kong, VanceInfo Financial Service or Lifewood Data is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, dividends payable to TP Hong Kong from TP Shanghai, dividends payable to VanceInfo Financial Service from VanceInfo Data, and dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan will be exempt from PRC income tax. If each of VanceInfo Hong Kong, TP Hong Kong, VanceInfo Financial Service or Lifewood Data is regarded as a non-resident enterprise, subject to the confirmation of the local tax authorities, a 5% withholding tax will be imposed for any dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, any dividends payable to TP Hong Kong from TP Shanghai, any dividends payable to VanceInfo Financial Service from VanceInfo Data, and any dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that our subsidiaries in Hong Kong will not be deemed as conduit companies, or any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

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

A majority of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, our wholly owned subsidiaries in PRC, such as VanceInfo Beijing, are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are also required to make relevant registration procedures with their local SAFE branch. To further clarify the implementation of Notice 75, since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Notice 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. The guidance imposes obligations on PRC subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report the noncompliance to the local branches of SAFE.

We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. Mr. Chris Shuning Chen, our founder, chairman and chief executive officer, Mr. Stanley Ying Zhou, our chief administrative officer, and Mr. Kevin Zhong Liu, one of our employees, have made the requisite SAFE registration with respect to their investment and beneficial ownership in us in January 2010. However, due to uncertainty concerning the reconciliation of Notice 75 and Circular 19 with other approval or registration requirements, it remains unclear how Notice 75 and Circular 19, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations, such as any amendment registrations with local SAFE in relation to their ownership changes in us, or comply with other requirements required by Notice 75 and Circular 19 or other related rules.

The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions, result in potential liability for our PRC Subsidiaries, and in some instances, for their legal representatives and other liable individuals, limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our public offerings) our wholly owned subsidiaries in PRC, such as VanceInfo Beijing, and may also limit their ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas-listed Company, or the Share Option Rules, promulgated on February 15, 2012 by SAFE, which terminated the Operating Procedures on Administration of Foreign Exchange for Domestic Individuals Participating in Employee Share Ownership Plans and Share Option Plans of Overseas-listed Company issued by SAFE in March 2007, PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the employee shareholding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the PRC subsidiary or qualified PRC agent shall obtain the approval for an annual allowance with respect to the foreign exchange in connection with the share holding or share option exercises as well as the approval of opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or share option exercise, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, the participating PRC residents’ foreign exchange income received from the sale of share and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules.

We and the participants of our 2005 Stock Plan and 2007 Share Incentive Plan who are PRC resident employees are subject to these rules, and we made the registration of our 2005 Stock Plan and 2007 Share Incentive Plan with the local SAFE. In addition, in October 2011, one of our wholly owned subsidiaries incorporated in the British Virgin Islands, VanceInfo Financial Solutions Limited, or VanceInfo Financial Solutions, adopted its 2011 Share Incentive Plan, or the VFS 2011 Share Incentive Plan. There is no detailed guidance over procedures for PRC citizens who are granted shares or the options by an overseas company prior to listing to apply for approval from or registration with SAFE. Therefore, VanceInfo Financial Solutions has not made any registration of VFS 2011 Share Incentive Plan with the local SAFE. It’s uncertain whether the failure to register the options or restricted share units granted and vested before listing is deemed as incompliance by SAFE. If future participants of our 2005 Stock Plan and 2007 Share Incentive Plan fail to comply with Share Option Rules and other relevant rules, or the failure to register the options or restricted share units granted and vested before listing by VanceInfo Financial Solutions is deemed as incompliance by SAFE, we and those participants of our employee stock option plan who are PRC resident employees may be subject to fines and legal sanctions and be prevented from further granting options and restricted share units, under our employee stock option plan to our employees, which could adversely affect our business operations.

New labor laws in the PRC may adversely affect our results of operations.

As of March 31, 2012, we had approximately 15,208 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC, or the Labour Contract Law, which became effective on January 1, 2008.

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

Furthermore, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-competition provisions with our employees in the employment agreements or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our Shares and ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating results.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 12, 2007, the first day on which our ADSs were traded on the NYSE, until April 23, 2012, the trading price of our ADSs has ranged from US$4.20 to US$41.06 per ADS and the closing sale price on April 23, 2012 was US$11.71 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the IT services industry;

•	potential litigation, administrative investigations or challenges by short-sellers;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic and market conditions or other developments affecting us, our industry, our markets or the global economy.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for 2012 or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations in 1995 through the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., or Wensi Chuangyi, a limited liability company established in China. In 1999 and 2002, two subsidiaries of Wensi Chuangyi, Shanghai Wensi Chuangyi Technology Co., Ltd., or Shanghai Wensi Chuangyi, and Wuhan Wensi Chuangyi Technology Co., Ltd., or Wuhan Wensi Chuangyi, were incorporated in China as part of the expansion of our IT services businesses.

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

Since 2009, we have acquired a number of businesses. The following are our recent acquisitions:

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

•

In February 2010, we made a strategic investment in Beijing Viatt, an IT services and solution provider for Chinese domestic financial institutions. Under the terms of the agreements, we made a loan of approximately RMB3.0 million, which is convertible into a 20% equity interest in Beijing Viatt with an exclusive right to acquire the remaining 80% of the equity in the next 12 to 18 months at our sole discretion. In January 2011, we acquired 100% equity interest in Beijing Viatt. Over 80 professionals of Beijing Viatt joined us in connection with the transaction.

•

In March 2010, we acquired a team of engineers together with the cell phone software development outsourcing business and the related assets from Beijing Mobitech Software Co., Ltd., or Mobi, a small China-based company providing mobile software development service. Over 50 professionals of Mobi joined us in connection with the transaction.

•

In September 2010, we entered into certain investment agreements to acquire equity interest in VanceInfo Australia, an Australia-based IT services and solution provider for Australian telecommunication and technology companies. Pursuant to the investment agreements, we made a payment of US$0.2 million in cash for an initial equity interest of 20% of VanceInfo Australia in convertible redeemable preference shares, with an exclusive option right to acquire the remaining 80% of the equity interest in the next 12 months after the execution date of the investment agreements at our sole discretion. In July 2011, we acquired the remaining 80% equity interest in VanceInfo Australia.

•

In March 2011, we entered into an acquisition agreement with Think Consulting Limited to acquire certain businesses of its wholly owned subsidiary, Bright Consulting (Beijing) Limited, or Beijing Bright, a China-based IT services company providing Oracle consulting and implementation services to Chinese domestic clients. This acquisition was completed in April 2011.

•	In April 2011, we acquired 100% equity interest in Lifewood Companies which provide business process outsourcing, or BPO, services.

•

In August 2011, we acquired 100% equity interest in Beijing DPC, which provides IT consulting and services to Chinese domestic financial institutions. Over 120 professionals of Beijing DPC joined us in connection with the transaction.

•	In October 2011, we acquired the assets and the professional team of a U.S.-based IT services company specialized in Microsoft capabilities.

•

In February 2012, we acquired 100% equity interest in Beijing Sunwin, a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Over 90 professionals from Beijing Sunwin joined us as a result of this transaction. In addition, Beijing Sunwin has a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang.

Wireless Info Tech, Ltd., or WIT, which was acquired in October 2008 was dissolved in 2010 after we integrated its business and employees into one of our subsidiaries. Beijing Chosen Technology Co., Ltd. was liquidated in February 2012 after we integrated its business and employees into our other entities.

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

We are an IT service provider and one of the leading offshore software development companies in China. We ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2010 revenues, according to IDC. Our comprehensive range of IT services includes R&D services, enterprise solutions, ADM, quality assurance and testing, globalization and localization, as well as other solutions and services. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as telecommunications, high technology, banking, financial services and insurance, travel services, manufacturing, retail and distribution.

We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With approximately 14,111 professionals as of March 31, 2012, we operate a number of CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across Greater China and in the United States, Europe, Japan, Malaysia, Singapore and Australia.

Our major clients include Expedia, Huawei, Microsoft, a European mobile handset manufacturer and a pre-eminent Fortune 100 financial services company. The number of our clients increased significantly from 272 for 2009 to 426 for 2011. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships.

In recent years, we have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2009, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$148.1 million in 2009 to US$283.1 million in 2011, representing a compound annual growth rate, or CAGR, of 38.3%. Our net income grew from US$21.5 million to US$22.2 million over the same period.

Service Lines

We categorize our services into three broad sets: (i) R&D Outsourcing Services, which include two service lines, R&D services and globalization and localization, (ii) IT Services, which include three service lines, enterprise solutions, ADM and quality assurance and testing, and (iii) other solutions and services, which include BPO service, such as call center service, and other services.

Set forth below is our net revenues breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	(in US$ thousands, except for percentages)
R& D Outsourcing Services
R&D services	90,581	61.2%	124,181	58.7%	141,251	49.9%
Globalization and localization	5,118	3.5	6,060	2.9	7,312	2.6
IT Services
Enterprise solutions	14,429	9.7	19,725	9.3	25,236	8.9
ADM	26,373	17.8	43,825	20.7	75,543	26.7
Quality assurance and testing	7,807	5.3	13,003	6.2	22,548	8.0
Other Solutions and Services	3,758	2.5	4,756	2.2	11,247	3.9

Total net revenues	148,066	100%	211,550	100%	283,137	100%

We are capable of offering each of our service lines to clients in a variety of industries, including the technology, telecommunications, banking, financial services and insurance, travel and transportation and public services, manufacturing, retail and distribution industries.

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

We have accumulated a variety of skill sets from over 16 years of experience in the outsourced development of computer software and hardware products. We provide R&D services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.

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

Current Relationship with Client. We are the only Chinese service provider to help TIBCO to develop software products. Since 2005, we have been involved in a wide range of research and development services for this client on over 50 products. Currently, we have more than 250 staff at our TIBCO CDC dedicated to product development for TIBCO. We recently have been appointed by TIBCO to develop more technically challenging products.

We have a team of approximately 15 professionals dedicated to the B2B suite project. Following the release of the new version of the B2B suite, our B2B team continues to play a significant role in building up additional B2B protocols. Additionally, due to our experience working with TIBCO products, we have also had the opportunity to work on additional professional services for local TIBCO customers under separately billed assignments.

A Fortune 100 multinational software company

Client’s Project Requirements. This client is one of the largest software companies, which provides a variety of products, including operating systems that run on personal computers, server computers, and embedded devices. This client planned to launch a flagship software product involving multiple releases with more than 30 components in more than 60 languages simultaneously. Therefore the clients looked for a strategic partner that was equipped with required expertise and necessary capability to effectively handle the complex technical problems and focus sufficient resources and technologies on the project in a timely manner. During the term of our contract with the client for this project, it was expected that this engagement would evolve from a capacity-based model merely focusing on execution towards an outcome-based model requiring us to design, manage and control the whole project.

Our Solutions. We established a team of approximately 100 professionals within a short period. The team consisted of three groups: the first group in charge of test scoping and planning, milestone testing of new features, the second group in charge of a combination of project management and technological consulting, and the third group in charge of testing case execution, and bug logging. Our skillful team implemented a dedicated delivery model to devote resources on each of the features, applications and languages involved in this project, and achieved a high resource utilization rate. In the first major milestone, our performance met all key performance indexes defined in the SOW and well exceeded this client’s expectations.

Current Relationship with Client. We are one of the first Chinese service providers to help this client resolve technically challenging and strategically significant issues. We usually have around 100 R&D and IT service projects ongoing in parallel for this client with around 1,200 professionals involved. We have become one of the largest Chinese service providers of this client in terms of revenues and the number of dedicated professionals. Currently, we are providing end-to-end IT service solutions on cloud computing to this client, which utilizes the latest technologies and reduces its IT service cost significantly.

A global leading telecommunication company

Client’s Project Requirements. In order to satisfy the increasingly complicated fee charging requirements in the mobile telecommunication sector, this client sought to expand its capability to include post-paid charging on the basis of online charging system, or OCS, and develop a convergent billing solution, or CBS, integrating pre-paid function with post-paid function. We, as a long-term partner with this client with a track-record of OCS delivery, have been engaged by this client for this project.

Our Solutions. Our team worked closely with this client to undertake each process of the project, ranging from client requirements survey at the initial stage, solution design, function development testing, to on-site installation and quality assurance, client inspection and successful launch of the system. Due to our expertise and experience with respect to key functional modules, including account receivable module, debt collection module and billing module, we successfully completed the project in a timely manner and with a quality level beyond the client’s expectation. The CBS solutions we delivered covered a variety of countries and regions including Bangladesh, Afghanistan, Tadzhikistan, Saudi Arabia, and the number of users in Bangladesh reached approximately 20,000,000.

Current Relationship with Client. Our high quality delivery has been appreciated by this client. Our cooperation with this client for approximately five years has demonstrated our leading position in CBS business line. As of the date of this report, our delivery has accounted for approximately 50% of this client’s outsourced CBS business.

Enterprise Solutions

We provide clients with a full spectrum of services in enterprise solutions, including Business intelligence, or BI, data warehouse, or DW, enterprise resource planning, or ERP, CRM, supply chain management, enterprise application integration, or EAI, and system support and maintenance. We provide implementation and maintenance services for major enterprise resource planning systems, including SAP, Siebel, Peoplesoft, JD Edwards, Microsoft Dynamics and Oracle E-Business Suite, IBM and Teredata. We provide comprehensive management and ongoing optimization of customer enterprise solutions. Our offerings, which are usually billed separately on a time-and-material basis, include:

•	packaged evaluation and selection;

•	packaged implementation;

•	customization;

•	regional rollout;

•	enhancement, maintenance and product support; and

•	version upgrades.

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

The following case study describes the enterprise solutions services we provide to one of our clients:

A large-scale Chinese commercial bank

Client’s Project Requirements. Due to regulatory authority’s increasingly stringent risk control requirements and demand for customer segment management resulting from market competition, this client needs to collect and analyze its operation, finance and customer data in order to make management and business decisions in a timely manner. The major challenges this client faced included low-quality customer statistical data, lack of internal data sharing and lack of process and mechanism for centralized management, which resulted in inconsistency of data collection criteria and negatively impacted accuracy and timeliness of this client’s data analysis.

Our solutions. After surveying this client’s demand and analyzing the current status and process of this client’s BI system, we proposed a solution to build up the enterprise data warehouse, or EDW, and delegate the company-level data management and standardization powers to the client’s financial department which would help to improve the quality of data collected. By virtue of our BI team’s rich experience and unique methodology, we provided this client with service in the following aspects:

•	designing its data governance system, including the organization, process and responsibilities or functions of each department;

•	creating the data governance platform such as the metadata platform, the data quality platform and the data standard management platform to support implementation of data governance;

•	designing the architecture and EDW; and

•	categorizing the data criteria for some key customer and product databases.

Meanwhile, we have assisted this client in designing and executing the EDW, and provided relevant training and support. Our solution has helped the client analyze their operation and financial data more accurately, and improved its efficiency of decision-making process.

Current Relationship with Client. As the client was greatly impressed by our expertise and industry know-how demonstrated in this project, we have become its key cooperation partner with respect to BI business and secured engagements for subsequent phases of its BI projects in competition with other major vendors.

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

Our Solutions. We established a CDC in Shenzhen to support this client’s development requirements. This CDC is responsible for this client’s staff augmentation and project-related SOW requirements. We also strategically placed business analysts based in the city where the client’s headquarters locate to meet its requirements for various information management projects and development objectives. We have established effective cross-border relationship with this client through IM tools, onsite training, inviting the client’s experts for offshore training, and updating client with weekly and monthly reports. We are establishing a team which will eventually possess the domain knowledge base required to take over the role as an aviation service management, or ASM, service provider for this client in the next two to three years. We have maintained a well-defined process to manage the projects and working process, perform cross-team training and support, and we also set up a self-testing team to increase test efficiency for this client. We are also assisting this client in setting up an outsourcing management process mechanism and providing this client with project management resources.

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

Current Relationship with Client. We are the major service provider in mainland China to help the client develop IT systems and applications. Due to the success of the online betting system, the client authorized us to set up two CDCs. By the end of 2011, we have more than 90 staff at our dedicated CDCs working for this client in a wide range of application development and maintenance services.

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

The following case studies describe the quality assurance and testing services we provide to three of our clients:

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

Our Solutions. We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client’s projects. For this specific testing project, we formulated a comprehensive testing plan together with the client’s software developers. We deployed, on short notice, a dedicated testing team of over 170 engineers. The team has been well managed and maintained with continual capability growth. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project proceeded smoothly and we are well recognized by client with more and more projects assigned to us.

Current Relationship with Client. We have also been retained by the client’s Asia-Pacific regional headquarters and other branches for various testing projects under separately billed assignments. Our services extended from testing to software development and BPO with more than 400 professionals. The engagement model developed from pure staff augmentation to team-based and project-based outsourcing. The offshore testing center for this client has supported more than 100 projects.

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

Current relationship with client. We have assigned 70 onsite professionals and more than 160 offshore professionals to this client. Since 2009, among this client’s testing service suppliers in China, we have been ranked number one based on the number of dedicated professionals. In addition to localization and automation services provided to this client in China, we also provide services to this client’s subsidiaries in Sweden and Tokyo via our onsite professionals.

A large-scale Chinese commercial bank

Clients project requirement. In recent years, personal online banking services have undergone rapid growth in the PRC. This client provides the individual customers with access to its personal online banking services in a convenient, quick and safe way on a 24 hours a day, seven days a week basis. The online banking service solutions have been upgraded rapidly in terms of functions and services, and covered a majority of the banking services available to individual customers. As such, testing of timeliness, stability and reliability of online banking services is indispensable before launch of any of such services, and our client has very stringent standards in this regard, which require:

•	the projects to cover a wide range of fields, from adding new functions to maintenance of transaction records;

•

our professionals to be responsible for testing the online banking system in respect of not only its trading functions from a technical perspective (such as the reliability of the system), but also its business functions from individual customers’ perspective (such as user-friendliness of the system interface), which requires high level of understanding of and familiarity with banking business;

•	our professional to be familiar with the testing requirements, testing tools and how to use them in an efficient manner; and

•	function testing and performance testing.

Our solutions. We successfully built up a highly-skillful professional team within a short timeframe. Our experience and communication with this client enabled us to develop an in-depth insight and understanding of this client’s business structure and processes in order to provide professional consulting service. Our experts designed a sophisticated testing plan with standardized testing specifications and execution scheme, including testing methods, tools, processes, standards, cases and standard documents. In addition to completing the project with high efficiency and quality, we were also able to provide our client with professional testing system and files and knowledge management solutions.

Current relationship with client. Thanks to our delivery of the project in an effective way, we have become a key partner of this client with respect to testing of online banking services and other relevant system. Meanwhile, we provide daily maintenance services for this client’s personal online banking system.

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

We provide these services to meet our clients’ cultural, linguistic, legal, technical and marketing requirements in a specific country or region. Currently, we provide high-quality globalization and localization services at significant cost savings and offer translation services into over 100 languages, including Asian languages, EMEA (Europe, the Middle East and Africa) languages, Nordic languages and North and South American languages. Our superior project management capability enables us to maintain long-term relationships with our clients as they generally continue to work with us for upgraded versions or updates of existing products, under separately negotiated and billed contracts or SOWs entered into subsequently.

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

Current Relationship with Client. As one of the global top suppliers of this leading mobile and Internet service company, we have established and maintained a long-term collaboration with the client and have been providing services for most of its major product lines. We have teams with over 1,000 dedicated professionals providing a full-spectrum of services to this client, including quality assurance and testing, field testing, automation testing, application development, etc., wherein more than 150 full-time professionals from 75 different countries or regions plus over 1,200 native speaker freelancers are working on its localization testing and localization projects.

Other Solutions and Services

Our other solutions and services include BPO service, such as call center service, and other services. BPO service allows our clients to focus on running and growing their core business by outsourcing day-to-day management of non-core processes to us. We provide a high degree of transparency into effectiveness and quality of our BPO service by utilizing mutually agreed governance arrangements, systematic reporting practices and key performance indicators.

The following case study describes the BPO service we provide to one of our client:

One of the largest global online genealogy service providers

Client’s Project Requirements. This client is one of the world’s largest online information resource providers for searching family history records. This client has provided services with respect to USA, Canada, Europe, Australia and Mexico. The data sources of such family information have included handwritten records from census, immigration and military departments, and other personal records such as birth and marriage certificates. The foundation of this client’s service is an extensive and unique collection of billions of historical records that has been digitized, indexed and uploaded online. The efficiency and accuracy of digitization of handwritten records is crucial for this client to store and share the increasing volume of such records as a result of the anticipated business growth in the forthcoming years. This project posed a challenge to us as some of handwritten records can be dated back to the 1700s and 1800s, which caused certain letters and words to be illegible. In addition, the client’s database includes records written in European languages such as German, Italian and Hungarian, or Asian languages such as Japanese, Korean and Chinese, which required a highly diversified language database and extensive development experience.

Our Solutions. We developed a special pattern recognition training system based on specialized skills of our professionals as well as our unique data dictionary to improve the productivity and quality of our services. Our experienced language team was also assigned to further enhance the productivity and quality of our deliveries.

To meet the business needs of the client, the key is to implement an effective mechanism with methods, tools, and trained workforce to digitize and index the handwritten records efficiently and accurately. In this regard, we have implemented the following steps to serve this client’s business needs:

•	a special pattern recognition system with unique data dictionary to increase accuracy;

•	automated workflow to streamline and standardize work process to increase productivity;

•	skillful professionals to perform indexing with a specialized language team assigned to perform on-site quality control; and

•	online monitor of productivity and quality through dashboards with regular review meetings for ongoing process improvement.

Current Relationship with Client. We have been serving this client for more than eight years. During this period our client has grown from small /medium-scale enterprise to a listed company with market capital exceeding US$1 billion. The increasing business demands of this client have also helped us to expand with our workforce serving it to grow from 100 professionals to more than 1,000 professionals nowadays. Recently we have taken up a new project from this client involving processing of 140 million written records and currently we processing 600,000 records for this client on daily basis. We are on the shortlist of this client’s suppliers of data feed to support its mainstream online information searching service.

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

Our TIBCO CDC is located on leased premises and is equipped with more than 680 computers and ancillary equipment and furniture. The CDC is connected to TIBCO’s facilities through a dedicated virtual private network, or VPN. The intellectual property rights in relation to the software products we develop for TIBCO are owned by TIBCO. We have deployed advanced technology and process-based methods to ensure a consistently high level of security. We have granted an option to TIBCO to acquire this CDC, including the facilities, employment relationships with our professionals working in the CDC and certain operating relationships such as the lease for the premises, in consideration of an agreed transfer fee.

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

As of March 31, 2012, we maintained a high-quality research and development team of professionals for TIBCO, all of whom hold undergraduate and graduate degrees.

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

Our Solutions. We established a CDC including a dedicated team of more than 100 senior professionals in 2009. This CDC currently has more than 400 professionals and has an engineering team helping to redesign this client’s system. Our customized solutions include:

•	providing effective onshore and offshore engagement model;

•	providing agile development methodology;

•	designing and implementing this client’s e-commerce core platform with service-oriented architecture, or SOA, and system migration;

•	providing project-based end-to-end deliverables in data warehouse, websites, back-end system, internal tools, customer care, etc.;

•	establishing dedicated development team to provide universal automation platform for test and providing professional test automation for all lines of business for this client; and

•	providing professional performance analysis and tuning.

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

Current Relationship with Client. The CDC for this client has grown significantly since its establishment in 2009 in Shenzhen, and the number of our professionals in this CDC increased significantly from more than 100 in 2009 to more than 400 as of March 31, 2012 due to our satisfactory and successful deliveries provided to this client. This Shenzhen CDC is the second largest engineering center globally for this client in terms of the number of dedicated professionals. We also established the second CDC for this client in Beijing in 2010. We are currently a major service provider to this client.

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

We typically follow the standard process requested by our clients and have devoted substantial efforts to obtaining certification under certain generally recognized quality control systems. One of our subsidiaries, VanceInfo Beijing, is IEC 27001:2005 and ISO 9001:2008 certified and achieved Level-Five certification under the Capability Maturity Model Integration, or CMMI, an industry recognized rating system for systems engineering developed by Carnegie Mellon University, at one of our key development centers. One of our subsidiaries, VanceInfo Shanghai is ISO 9001:2008 certified. One of our subsidiaries, VanceInfo Shenzhen, is ISO 9001:2008 and ISO/IEC 27001:2005 certified and have achieved CMMI Level-Three certification. One of our subsidiaries, Beijing DPC, is ISO 9001:2008 certified.

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

Sales and Marketing Organization. As of December 31, 2011, our BD team consisted of 114 full-time sales personnel, including 16 sales managers, each of whom is responsible for a designated sales region, a specific service line or an industry. We have sales offices in major cities in China and in Silicon Valley, Seattle, London, Tokyo and Hong Kong. We plan to enhance our sales efforts by recruiting more sales professionals and setting up additional sales offices overseas.

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

Enhancing Brand Visibility. We also devote substantial efforts to public relations, attendance at global exhibitions and conferences, governmental relations and advertising. For example, we attended various forums and exhibitions organized in the United States, China, and Europe in 2011, including Gartner Symposium/ITXpo 2011, Gartner Outsourcing & Vendor Management Summit 2011, IAOP 2011 Outsourcing World Summit, China Travel Distribution Summit 2011, Financial Services Technology Summit Asia 2011, the 8th Annual China Regional Commercial Bank Informatization Development Summit, GSMA Mobile World Congress 2011. We believe our marketing team’s efforts have enhanced our company’s corporate image and brand name.

Our Clients

Our clients include large corporations headquartered in Greater China, the United States, Europe and Japan. We have a strong market share of Greater China-based companies and U.S. and European corporations operating in China. The number of our clients increased significantly from 272 for 2009 to 426 for 2011.

The following table sets forth our net revenues by geographic breakdown based on the location of our clients’ headquarters for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(in US$ thousands, except for percentages)
Greater China(1)	59,373	40.1%	95,481	45.1%	132,721	46.9%
United States(1)	56,634	38.3	70,955	33.6	95,324	33.7
Europe(1)	23,148	15.6	32,178	15.2	42,433	15.0
Japan(1)	8,466	5.7	9,889	4.7	9,500	3.4
Others	445	0.3	3,047	1.4	3,159	1.0

Total net revenues	148,066	100.0%	211,550	100.0%	283,137	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. In 2010, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 37.8% of our net revenues. In 2011, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 36.9% of our net revenues. Our top five clients accounted for approximately 56.3%, 55.5% and 53.1% of our net revenues in 2009, 2010 and 2011, respectively. The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

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

Competition

The offshore IT services market is highly competitive. Competition in the offshore IT services market depends in large part on industry experience, quality of the services offered, reputation, marketing and selling skills as well as price. No single participant or group of participants dominates the entire market or any of the segments, and we expect competition to intensify. We compete in the offshore IT services market primarily with:

•	China-based IT services companies, such as Chinasoft International, Hisoft, Neusoft, SinoCom, iSoftStone, Camelot and Beyondsoft;

•	Indian IT services companies, such as Cognizant, HCL, Infosys, TCS and Wipro;

•	in-house IT departments of large corporations; and

•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as the Southeast Asia, Latin America and Eastern Europe.

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

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of trademarks, domain names, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have proprietary know-how in software development and testing methodologies. We hold trademark registrations for one or both of “VANCEINFO” and “ ” in China, the United States, Europe, Australia, Singapore and Hong Kong, and have additional trademark registration applications pending in the United States and in China for one of these marks. One of our subsidiaries, TP Shanghai, holds a trademark registration for “ ” in China. One of our subsidiaries, Lifewood Technology Limited, holds trademark registrations for “ ” in Hong Kong and Japan. We have registered our domain names, including www.vanceinfo.com, www.vanceinfo.net, www.vanceinfo.com.cn, www.vanceinfo.net.cn, www.vanceinfo.cn, www.vitocs.com, www.worksoft.com.cn, www.vitcorporate.com, www.vitcorps.com, www.vanceinfo.us, www.jp.vanceinfo.com, www.aitsoftware.com.cn, www.tp-corp.com, www.viatt.com.cn, www.viatt.cn, www.lifewood.com, www. vanceinfo.com.au, www.vanceinfo.net.au, www. dpc-bj.com, www.bjsunwin.com and www.lifewood.cn.

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

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered approximately 140 software copyrights, such as our Wensi Load management system, Octiga distribution resource management system and Pu Te Lei En computer translation system, with the State Copyright Bureau. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of 10 years to registered trademarks. We hold trademark registrations for our trademarks, “VANCEINFO” and “ ” in China. One of our subsidiaries, TP Shanghai, holds a trademark registration for “ ” in China.

Tax

See Item 5, “Operating and Financial Review and Prospects—Taxes—PRC Enterprises Income Tax, or EIT, and PRC Business Tax.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in August 2008. Under the regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE is obtained.

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

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises, and to set aside a certain amount of its after-tax profits each year, if any, to fund its staff welfare fund. These reserves are not distributable as cash dividends. Future dividend distributions by our wholly owned subsidiaries in PRC, such as VanceInfo Beijing, to our company are subject to these regulations.

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are also required to make relevant registration procedures with their local SAFE branch. To further clarify the implementation of Notice 75, the SAFE issued Circular 19 which came into effect on July 1, 2011, according to which the PRC subsidiaries of the offshore special purpose company are required to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report the noncompliance to the local branches of SAFE.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 and Circular 19 may subject our PRC resident shareholders or beneficial owners to fines and legal sanctions, result in potential liability for our PRC subsidiaries, and in some instances, for their legal representatives and other liable individuals, limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our public offerings) our wholly owned subsidiaries in PRC, such as VanceInfo Beijing, and may also limit their ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Employee Stock Option Plans. In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen’s participation in employee share ownership and share option plans of overseas-listed companies.

Consequently, in February 2012, SAFE promulgated the Share Option Rules, under which PRC citizens or foreign individuals habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the employee shareholding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the PRC subsidiary or qualified PRC agent shall obtain the approval for an annual allowance with respect to the foreign exchange in connection with the share holding or share option exercises as well as the approval of opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or share option exercise, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, the participating PRC residents’ foreign exchange income received from the sale of share and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and were amended on June 22, 2009. This M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

The following diagram illustrates our corporate structure as of April 23, 2012:

VanceInfo Technologies Inc. (Cayman Islands)
100%
99.9%
100%
100%
VanceInfo Creative Software Technology Ltd. (PRC) (1)
VanceInfo Japan Inc. (Japan) (2)
VanceInfo Creative Software Technology Ltd. (British Virgin Islands) (3)
VanceInfo Technologies Inc. (USA) (4)
100%
VanceInfo Technologies Australia Pty. Ltd. (Australia) (5)
VanceInfo Singapore Pte. Ltd. (Singapore) (6)
VanceInfo Malaysia Inc. Sdn. Bhd. (Malaysia) (7)
TP Teleservices Limited (Hong Kong) (8)
TP (Taiwan) Limited (Hong Kong) (9)
TP Consultants Limited (Hong Kong) (10)
TP (Hong Kong) Limited (Hong Kong) (11)
VanceInfo Technologies Limited (Hong Kong) (12)
Lifewood Technology Limited (Hong Kong) (13)
Lifewood Data Technology Limited (Hong Kong) (14)
VanceInfo Financial Solutions Limited (British Virgin Islands) (15)
Nanjing VanceInfo Creative Software Technology Limited (PRC) (16)
Shanghai VanceInfo Creative Software Technology Limited (PRC) (17)
Beijing Sunwin Corporation Limited (PRC) (18)
Shanghai VanceInfo Technologies Limited (PRC) (19)
Beijing Viatt Information Technology Co., Ltd. (PRC) (20)
Beijing Data Pioneer Information Technology Co., Ltd. (PRC) (21)
TP Software Technology (Shanghai) Co., Ltd. (PRC) (22)
VanceInfo Technologies Limited (PRC) (23)
Shenzhen VanceInfo Creative Software Technology Limited (PRC) (24)
Lifewood Data Technology (Shenzhen) Limited. (PRC) (25)
Lifewood Data Technology (Dongguan) Limited. (PRC) (26)
VanceInfo Financial Service Limited (Hong Kong) (27)
Beijing Kang Pu Wei Century Information Technology Co., Ltd. (PRC) (28)
VanceInfo Data Service (Shanghai) Limited (PRC) (29)

(1)	VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, a Chinese limited liability company, 100% owned by VanceInfo.
(2)	VanceInfo Japan Inc., or VanceInfo Japan, formerly named Worksoft Japan Inc., has 1,400,000 outstanding shares, with 1,399,900 shares owned by VanceInfo, 100 shares owned by Mr. Xiaolai Wang, a Chinese citizen.
(3)	VanceInfo Creative Software Technology Ltd., or VanceInfo BVI, formerly named Worksoft Creative Software Technology Ltd., a holding company incorporated under the laws of the British Virgin Islands, 100% owned by VanceInfo.
(4)	VanceInfo Technologies Inc., or VanceInfo US, formerly named Worksoft Creative Software Technology Inc., a corporation incorporated under the laws of the State of Delaware in the United States, 100% owned by VanceInfo.
(5)	VanceInfo Technologies Australia Pty. Ltd., or VanceInfo Australia, formerly named Salsatec Corporation Pty. Ltd., a corporation incorporated under the laws of Australia, 100% owned by VanceInfo BVI.
(6)	VanceInfo Singapore Pte. Ltd., or VanceInfo Singapore, a corporation incorporated under the laws of Singapore, 100% owned by VanceInfo BVI.
(7)	VanceInfo Malaysia Inc. Sdn. Bhd., or VanceInfo Malaysia, a corporation incorporated under the laws of Malaysia, 100% owned by VanceInfo BVI.
(8)	TP Teleservices Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(9)	TP (Taiwan) Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(10)	TP Consultants Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(11)	TP (Hong Kong) Limited, or TP Hong Kong, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(12)	VanceInfo Technologies Limited, or VanceInfo Hong Kong, formerly named Worksoft Information Technology Service Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(13)	Lifewood Technology Limited, or Lifewood Technology, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(14)	Lifewood Data Technology Limited, or Lifewood Data, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo BVI.
(15)	VanceInfo Financial Solutions Limited, or VanceInfo Financial Solutions, a company incorporated under the laws of the British Virgin Islands, 100% owned by VanceInfo BVI.
(16)	Nanjing VanceInfo Creative Software Technology Limited, or VanceInfo Nanjing, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(17)	Shanghai VanceInfo Creative Software Technology Limited, or VanceInfo Shanghai Creative, a Chinese limited liability company, 100% owned by VanceInfo Beijing.

(18)	Beijing Sunwin Technology Co., Ltd., or Beijing Sunwin, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(19)	Shanghai VanceInfo Technologies Limited, or VanceInfo Shanghai, formerly named Shanghai Solutions Software Co., Ltd., a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(20)	Beijing Viatt Information Technology Co., Ltd., or Beijing Viatt, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(21)	Beijing Data Pioneer Information Technology Co., Ltd., or Beijing DPC, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(22)	TP Software Technology (Shanghai) Co., Ltd., or TP Shanghai, a Chinese limited liability company, 100% owned by TP Hong Kong.
(23)	VanceInfo Technologies Limited, or VanceInfo Tianjin, a Chinese limited liability company, 100% owned by VanceInfo Hong Kong.
(24)	Shenzhen VanceInfo Creative Software Technology Limited, or VanceInfo Shenzhen, a Chinese limited liability company, 100% owned by VanceInfo Hong Kong.
(25)	Lifewood Data Technology (Shenzhen) Limited, or Lifewood Shenzhen, a Chinese limited liability company, 100% owned by Lifewood Data.
(26)	Lifewood Data Technology (Dongguan) Limited, or Lifewood Dongguan, a Chinese limited liability company, 100% owned by Lifewood Data.
(27)	VanceInfo Financial Service Limited, or VanceInfo Financial Service, formerly named Link Result Limited, a company incorporated under the laws of Hong Kong, 100% owned by VanceInfo Financial Solutions.
(28)	Beijing Kang Pu Wei Century Information Technology Co., Ltd., or Beijing KPW, a Chinese limited liability company, 100% owned by Beijing DPC.
(29)	VanceInfo Data Service (Shanghai) Co., Ltd., or VanceInfo Data, formerly named A-IT (Shanghai) Software Services Co., Ltd., a Chinese limited liability company, 100% owned by VanceInfo Financial Service.

D.	Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 10,100 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.

We have maintained a number of offices in Greater China, the United States, Europe, Japan, Malaysia, Singapore and Australia. The following table describes each of the leases for our headquarters and other major delivery centers as of March 31, 2012.

Location	Space (in square meters)	Usage of Property
Beijing	28,226*	Headquarters, General Administration, Globalization and Localization, ADM, R&D Services
Shanghai	14,899*	ADM, Quality Assurance and Testing, R&D Services
Nanjing	14,181*	General Administration, R&D Services, Training
Hangzhou	5,000	General Administration, R&D Services
Shenzhen	15,969*	General Administration, ADM, R&D Services
Chengdu	2,995*	R&D Services
Dalian	261	General Administration, ADM, BPO
Wuhan	971*	R&D Services, ADM
Xi’an	2,196*	R&D Services
Guangzhou	993	R&D Services, ADM, Testing
Changsha	2,323*	R&D Services, ADM
Dongguan	9,000	General Administration, BPO
Wuxi	1,400	BPO
Hong Kong	1,930*	General Administration, R&D Services, ADM
Taiwan	61	General Administration, Sales Office
U.S.	1,027*	R&D Service, Sales Office
Japan	172	General Administration, Sales Office, ADM
Malaysia	137	General Administration, Sales Office, ADM
Singapore	368	General Administration, Sales Office, ADM
Australia	384*	General Administration, Sales Office, ADM

*	The sum of space under multiple leases.

As of March 31, 2012, we had capacity for nearly 13,299 professionals and general and administrative personnel at these facilities and we used approximately 73.4% of our existing office space for our operations.

In November 2009, we entered into agreements regarding our proposed acquisition of the use right to two parcels of land with an area of appropriately 21,700 square meters in Zhongguancun Software Park, Haidian District, Beijing. In July 2011, we entered into a land use right grant agreement with the Beijing Municipal Bureau of Land and Resources pursuant to which we will acquire land use right with a 50-year term. We have fully paid approximately US$24.1 million, taking into account the exchange rate effect, relating to the land use right as of December 31, 2011. We have obtained the land use right certificate and certain other government permits for construction and have commenced construction on these two parcels of land. The new office complex built on this premises will be used as our new headquarters and research and development center to meet the demand arising from our current and anticipated business expansion and headcount increase.

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

Overview

We are an IT service provider and one of the leading offshore software development companies in China. We deliver a comprehensive range of IT services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, globalization and localization, as well as other solutions and services. We provide these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as telecommunications, high technology, banking, financial services and insurance, travel services, manufacturing, retail and distribution. We have a team of over 13,424 professionals as of December 31, 2011 and operate a number of CDCs, and also deliver our services at clients’ facilities or via our offices in major cities across China and in the United States, and in Japan. Our net revenues grew from US$148.1 million in 2009 to US$283.1 million in 2011, representing a CAGR of 38.3%. Our net income grew from US$21.5 million in 2009 to US$22.2 million in 2011.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations are:

•	the overall economic conditions in our principal geographic markets, which may affect market demand for offshore IT services;

•	the quality and portfolio of our service lines and industry expertise compared with those of our competitors;

•	the billing rates and utilization rates of our professionals, our compensation and benefit expenses and other operating costs and expenses;

•	the availability of a large talent pool in China and wage level of qualified professionals; and

•	the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT services industry.

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

Net Revenues

Our net revenues are net of business tax and other sales tax. In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues grew from US$148.1million in 2009 to US$211.6 million in 2010 and US$283.1 million in 2011.

We discuss below the breakdown of our net revenues by service lines, clients, and geographic markets.

Net Revenues by Service Lines

We derive net revenues from the provision of our IT services, including R&D services, globalization and localization, enterprise solutions, ADM, quality assurance and testing, as well as other solutions and services.

Set forth below is our net revenue breakdown by service lines for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	(in US$ thousands, except for percentages)
R& D Outsourcing Services
R&D services	90,581	61.2%	124,181	58.7%	141,251	49.9%
Globalization and localization	5,118	3.5	6,060	2.9	7,312	2.6
IT Services
Enterprise solutions	14,429	9.7	19,725	9.3	25,236	8.9
ADM	26,373	17.8	43,825	20.7	75,543	26.7
Quality assurance and testing	7,807	5.3	13,003	6.2	22,548	8.0
Other Solutions and Services	3,758	2.5	4,756	2.2	11,247	3.9

Total net revenues	148,066	100%	211,550	100%	283,137	100%

R&D services have accounted for a majority of our net revenues in 2009 and 2010 but decreased to slightly below 50% in 2011. On the other hand, our net revenues from ADM and quality assurance and testing increased most significantly from 2009 to 2011 as we increased our efforts in these service lines. Our net revenues from globalization and localization, and enterprise solutions also increased in absolute numbers, but decreased as a percentage of our total net revenues in 2011 compared to 2010. Our net revenues from other solutions and services increased in both its absolute number and as a percentage of our total net revenues in 2011 compared to 2010.

Net Revenues by Clients

We have achieved strong revenue growth by focusing on select, long-term client relationships that we refer to as strategic accounts. Currently, our strategic accounts include Expedia, Huawei, Microsoft, a European mobile handset manufacturer and a pre-eminent Fortune 100 financial services company, and we commenced our relationships with them in 2009, 2004, 1997, 2007 and 2003, respectively, and we have steadily expanded our business and service offerings to these clients since then. Net revenues from these clients grew from US$77.0 million, or 52.0% of our total net revenues, in 2009, to US$150.3 million, or 53.1% of our total net revenues, in 2011. As illustrated in the table below, a significant proportion of our net revenues has been derived from a limited number of clients. In 2009, each of Huawei, Microsoft and a European mobile handset manufacturer accounted for 10% or more of our net revenues, and in the aggregate accounted for 47.0% of our net revenues. In 2010, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 37.8% of our net revenues. In 2011, each of Huawei and Microsoft accounted for 10% or more of our net revenues, and in the aggregate accounted for 36.9% of our net revenues.

We initially developed relationships with certain divisions of Microsoft and Huawei, based on which we have cross-sold our wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft and Huawei were primarily attributable to cross-selling and enhanced relationships.

In recent years, we have been diversifying our client base by implementing various initiatives, including adding new strategic accounts, expanding our industry practices and increasing our service lines. The number of our clients with at least US$1.0 million in annual revenue increased significantly from 22 for 2009 to 36 for 2011. The percentage of our net revenues derived from our top five clients decreased from 56.3% in 2009 to 55.5% in 2010 and 53.1% in 2011. The percentage of our net revenues derived from our top ten clients decreased from 67.5% in 2009 to 66.5% in 2010 and 63.4% in 2011.

	For the Year Ended December 31,
	2009		2010		2011
	(in US$ thousands, except for percentages)
Clients accounting for 10% or more of our net revenues	69,633	47.0%	79,921	37.8%	104,358	36.9%
Top five clients	83,300	56.3	117,478	55.5	150,256	53.1
Top 10 clients	99,936	67.5	140,606	66.5	179,368	63.4

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

	For the Year Ended December 31,
	2009		2010		2011
	(in US$ thousands, except for percentages)
Greater China(1)	59,373	40.1%	95,481	45.1%	132,721	46.9%
United States(1)	56,634	38.3	70,955	33.6	95,234	33.7
Europe(1)	23,148	15.6	32,178	15.2	42,433	15.0
Japan(1)	8,466	5.7	9,889	4.7	9,500	3.4
Others	445	0.3	3,047	1.4	3,159	1.0

Total net revenues	148,066	100.0%	211,550	100.0%	283,137	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

Cost of Revenues

Cost of revenues represented 61.3%, 61.5% and 65.2% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our cost of revenues largely consists of compensation and benefit expenses of our professionals, including share-based compensation expenses, subcontracting costs, travel expenses, rental expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses. We also include the government subsidies received from the local government authorities to encourage our recruitment and training of new college graduates, or graduate recruitment and training-related government subsidies, as a deduction to cost of revenues.

The principal component of our cost of revenues is the compensation and benefit expenses of our professionals. A majority of our professionals are located in China, where labor costs in the IT services industry are relatively low. In 2011, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, were US$157.4 million, compared to US$107.1 million in 2010 and US$71.7 million in 2009. As wages in China continue to increase, we may experience increases in our compensation and benefit expenses. To control our compensation cost, we will continue to recruit entry level professionals from outside the major cities in China and increase in college hires where compensation tends to be lower. We seek to maintain compensation levels in accordance with prevailing trends in our industry in China.

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

Our subcontractor cost includes expenses we incur for hiring subcontractors and freelancers from time to time. We use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In 2011, we incurred a subcontracting cost of US$19.2 million, compared to US$15.9 million in 2010 and US$11.6 million in 2009.

We incur travel expenses primarily due to our professionals’ traveling to perform onsite work for projects. In 2011, our travel expenses were US$5.4 million, compared to US$4.9 million in 2010 and US$4.3 million in 2009. We expect our travel expenses to increase as our overseas onshore services and enterprise solutions services provided to domestic clients grow. We plan to explore opportunities to establish additional overseas delivery offices, expand onshore delivery teams and expand into second-tier cities in China according to market demand and client preferences, which will also increase our professionals’ travel expenses overseas and in China.

Our graduate recruitment and training-related government subsidies as a deduction to cost of revenues were US$1.3 million, US$2.9 million and US$5.5 million in 2009, 2010 and 2011, respectively. However, our continued eligibility for such government subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 23.4%, 24.5% and 28.9%, of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Selling, general and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to our personnel, rental expenses, depreciation and amortization expenses and overhead expenses, travel and advertising expenses, selling and marketing-related office expenses. Selling, general and administrative expenses also include legal and other professional fees and miscellaneous administrative costs. We expect our selling, general and administrative expenses to increase as we hire additional personnel, increase our sales efforts and target new markets, establish new sales offices both in China and overseas, invest in research and development of solutions for our internal usage, upgrade our ERP system, enhance management training, initiate additional marketing programs to further build our brand, and incur additional expenses to support our operations as a public company, including compliance-related costs.

Share-based Compensation Expenses

We adopted our 2005 Stock Plan in November 2005 and amended the plan in April and May 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. We adopted our 2007 Share Incentive Plan in July 2007 and amended the plan in August 2007. Under the 2005 Stock Plan, we have reserved 4,267,500 ordinary shares for issuance upon exercise of awards granted thereunder. Under the 2007 Share Incentive Plan, we have authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted thereunder. We granted options to purchase and restricted share units for up to 235,874, 1,075,214 and 1,647,721 ordinary shares to our directors, officers and other employees in 2009, 2010 and 2011. As of December 31, 2011, there were 1,248,991 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan, as amended, and 3,451,991 ordinary shares issuable upon exercise of outstanding options and restricted share units under our 2007 Share Incentive Plan, as amended.

In October 2011, one of our wholly owned subsidiaries, VanceInfo Financial Solutions, adopted the VFS 2011 Share Incentive Plan, under which VanceInfo Financial Solutions has authorized the issuance of up to 1,000,000 ordinary shares of VanceInfo Financial Solutions upon exercise of awards granted thereunder. VanceInfo Financial Solutions granted 790,000 of its restricted share units in 2011. As of December 31, 2011, there were 790,000 ordinary shares of VanceInfo Financial Solutions issuable upon exercise of outstanding restricted share units under the VFS 2011 Share Incentive Plan.

We recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

	For the Year Ended December 31,
	2009	2010	2011
	(in US$ thousands)
Share-based compensation expenses:
Cost of revenues	313	492	762
Selling, general and administrative expenses	1,252	2,755	7,682

Total	1,565	3,247	8,444

As of December 31, 2011, the unamortized compensation expenses in connection with our outstanding options and restricted share units were US$16.7 million.

Other Operating Income

Other operating income primarily relates to subsidies received from the PRC local government for meeting the conditions required by various incentive policies, such as our passing certain technological certification. Our continued eligibility for such subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies. Upon expiration of these government subsidies, we will consider available options, in accordance with applicable laws, that would enable us to qualify for further government subsidies to the extent they are then available to us.

Taxes

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

United States

VanceInfo US was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2009, 2010 and 2011. WIT was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2009 and 2010.

British Virgin Islands

Under the current laws of the British Virgin Islands, VanceInfo BVI and VanceInfo Financial Solutions are not subject to British Virgin Islands tax on income or capital gains. In addition, payment of dividends is not subject to withholding tax in the British Virgin Islands.

Japan

Pursuant to the relevant tax rules and regulations applicable to VanceInfo Japan, VanceInfo Japan was subject to income tax of US$1.0 thousand, US$5.1 thousand and US$19.6 thousand for the years of 2009, 2010 and 2011, respectively.

Hong Kong

TP Hong Kong, TP (Taiwan) Limited, TP Teleservices Limited, Vanceinfo Hong Kong and TP Consultants Limited were subject to profit tax rate of 16.5% for the years of 2009, 2010 and 2011. VanceInfo Financial Service was subject to profit tax rate of 16.5% for the years of 2010 and 2011. Lifewood Technology and Lifewood Data were subject to profit tax rate of 16.5% for the year of 2011.

Australia

VanceInfo Australia, which was acquired in 2011, was subject to an income tax rate of 30% for the year of 2011.

Malaysia

VanceInfo Malaysia was subject to income tax of 28% for the years of 2009, 2010 and 2011, respectively.

Singapore

VanceInfo Singapore was subject to income tax of 17% for the year of 2011.

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008, PRC EIT was generally assessed at the rate of 33% of taxable income. Under the applicable PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing was qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatment as a result of this status. VanceInfo Beijing was entitled to enjoy a 7.5% EIT rate from 2008 to 2010.

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

VanceInfo Beijing was qualified as a “high and new technology enterprise” with a valid term of three years in December 2008 and is entitled to the preferential EIT rate of 7.5% from 2008 to 2010. VanceInfo Beijing was again qualified as a “high and new technology enterprise” with a valid term of three years in October 2011 and is entitled to the preferential EIT rate of 15% from 2011 to 2013. VanceInfo Shanghai was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential EIT rate in 2008, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to enjoy a 10% preferential EIT rate in 2009. VanceInfo Shanghai was again qualified as a “high and new technology enterprise” in December 2009, which entitled it to enjoy a 15% preferential EIT rate in 2010 and 2011. TP Shanghai, which we acquired in July 2009, was qualified as a “high and new technology enterprise” in December 2008 with a valid term of three years and is entitled to the preferential tax rate of 15% in 2009 and 2010. VanceInfo Nanjing was recognized as a “software enterprise” in 2009 and was entitled to be exempted from EIT in 2009 and 2010 and a 50% reduction of its applicable EIT rate with the reduced applicable EIT rate of 12.5% from 2011 to 2013. VanceInfo Data became one of our wholly owned subsidiaries in 2010. VanceInfo Data was incorporated in 2002 and was recognized as a “software enterprise” in 2007, and therefore, it was entitled to be exempted from EIT in 2007 and 2008, and was entitled to a 50% tax reduction of its applicable EIT rate with the reduced applicable EIT rate of 10%, 11%, and 12% in 2009, 2010, and 2011, respectively. VanceInfo Shenzhen was recognized as a “software enterprise” in 2009 and was entitled to an exemption of EIT in 2010 and 2011 and a 50% tax reduction of its applicable EIT rate with the reduced applicable EIT rate of 12.5% from 2012 to 2014. However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification; continued qualification as a “key software enterprise under the State plan” or “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authorities will not revoke our subsidiaries’ “high and new technology enterprise”, “key software enterprise under the State plan”, or “software enterprise” statuses in the future. Any increase in our PRC subsidiaries’ EIT rate pursuant to the new EIT law may have a material adverse effect on our results of operations. Our other subsidiaries located in the PRC were subject to a 25% EIT rate for the year ended December 31, 2009, 2010 and 2011.

Moreover, under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. Further to Circular 82, on July 27, 2011, the State Administration of Taxation issued Bulletin No. 45 to provide more guidance on the implementation of Circular 82, which became effective on September 1, 2011. Bulletin No. 45 made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe our holding company and our subsidiaries located outside of the PRC are PRC resident enterprises. However, if we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, VanceInfo Beijing, were exempt from PRC withholding tax. Pursuant to the new EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such a tax treaty with China. VanceInfo Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Tianjin and VanceInfo Shenzhen is incorporated in Hong Kong. TP Hong Kong, our wholly owned subsidiary and the direct holder of a 100% equity interest in TP Shanghai, is incorporated in Hong Kong. VanceInfo Financial Service, our wholly owned subsidiary and the direct holder of a 100% equity interest in VanceInfo Data, is also incorporated in Hong Kong. Lifewood Data, our wholly owned subsidiary and the direct holder of a 100% equity interest in Lifewood Shenzhen and Lifewood Dongguan, respectively, is incorporated in Hong Kong. According to the Mainland and the Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the new EIT Law and the Implementing Rules, if each of VanceInfo Hong Kong, TP Hong Kong, VanceInfo Financial Service or Lifewood Data is regarded as a resident enterprise, the dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, dividends payable to TP Hong Kong from TP Shanghai, dividends payable to VanceInfo Financial Service from VanceInfo Data, and dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan will be exempt from PRC income tax. If each of VanceInfo Hong Kong, TP Hong Kong, VanceInfo Financial Service or Lifewood Data is regarded as a non-resident enterprise, subject to the confirmation of the local tax authorities, a 5% withholding tax will be imposed for any dividends payable to VanceInfo Hong Kong from VanceInfo Tianjin and VanceInfo Shenzhen, any dividends payable to TP Hong Kong from TP Shanghai, any dividends payable to VanceInfo Financial Service from VanceInfo Data, and any dividends payable to Lifewood Data from Lifewood Shenzhen and Lifewood Dongguan.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. As such, the aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution to us of approximately US$114.4 million at December 31, 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2011.

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

PRC Business Tax and Value Added Tax

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to applicable tax rules, each of our PRC subsidiaries may enjoy exemption from business tax with respect to the technology development services that they engage in that fall under the definition of technology development business, although such business tax exemption policy has not been implemented. Our PRC subsidiaries except for Lifewood Dongguan may enjoy exemption from business tax with respect to the offshore outsourcing service.

On October 16, 2011, the Ministry of Commerce and the State Administration of Taxation jointly issued the Circular 110 and Circular 111. According to Circular 110 and Circular 111, as of January 1, 2012, companies which are classified by Shanghai local tax authorities in transportation and certain modern service sectors are required to pay VAT instead of business tax. Specifically, a 17% VAT rate applies to movable property leasing services, an 11% VAT rate applies to transportation services and a 6% VAT rate applies to certain other modern services, such as research and development, technological services, culture, logistics and consultation. In addition, pursuant to Circular 111, our subsidiaries located in Shanghai can enjoy exemption from VAT with respect to the offshore outsourcing service. Although Circular 110 and Circular 111 are applicable to our subsidiaries located in Shanghai, namely VanceInfo Shanghai, VanceInfo Shanghai Creative, VanceInfo Data, and TP Shanghai, since January 1, 2012, such laws and regulations are new and evolving, and their interpretation and enforcement involve significant uncertainty. See Item 3, “Risk Factors—Risks Related to Our Company and Industry—Our subsidiaries in Shanghai or other regions in China may be subject to PRC value added tax, or VAT, instead of business tax, which may increase our tax rate and adversely affect our business, financial condition and results of operations.”

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

In addition, we performed a few contracts which involved initial IT services, software resale, and maintenance service which is considered PCS for the three years period ended December 31, 2011. Since we did not establish the VSOE of the fair value of each element of these contracts, the contract amounts were recognized as revenues ratably over the period of PCS, which was the last undelivered element in the arrangements.

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

Share-based compensation

In 2009, 2010 and 2011, we entered into award agreements pursuant to our 2005 Stock Plan and 2007 Share Incentive Plan. Under the award agreements, we had outstanding options to purchase 4,253,031 ordinary shares and had 447,951 restricted share units as of December 31, 2011. See Item 6, “Directors, Senior Management and Employees—Compensation—Share Incentive Plans.”

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

The fair value of the option award was estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, expected term, expected volatility, expected risk free interest rate and expected dividend yield. As we did not have sufficient historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. The volatility assumption was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. From October 2011, the volatility was estimated based on the historical volatility of our share price as we have accumulated sufficient history of stock price for a period comparable to the expected term of our options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated by us based on our expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

In November 2011, one of our wholly owned subsidiaries, VanceInfo Financial Solutions, entered into award agreements pursuant to the VFS 2011 Share Incentive Plan, and granted 790,000 of its restricted share units to its employees. See Item 6, “Directors, Senior Management and Employees—Compensation—Share Incentive Plans.” The fair value of VanceInfo Financial Solutions’ restricted share units as of grant date was US$1.14 per share.

Accounts receivable

As of December 31, 2009, 2010 and 2011, our total billed and unbilled accounts receivable totaled US$60.5 million, US$85.4 million and US$126.4 million, respectively, net of allowances for doubtful accounts. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of December 31, 2009, 2010 and 2011, the provision made for doubtful accounts was US$1.0 million, US$2.0 million and US$2.2 million, respectively. Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions. We are focusing on improving our cash collection procedures.

Our billed accounts receivable represents the amounts billed based on agreed-upon project milestones or billing terms that remain uncollected, and correspond to the period between billing and collection. As of December 31, 2009, 2010 and 2011, our billed accounts receivable, net of allowance for doubtful accounts, totaled US$25.6 million, US$26.7 million and US$48.3 million, respectively.

The following table sets forth the aging schedule of our billed accounts receivable, net of allowance for doubtful accounts, as of the dates indicated:

	As of December 31,
	2009		2010		2011
	Billed	% of Total Billed	Billed	% of Total Billed	Billed	% of Total Billed
	(in US$ thousands, except for percentages)
Within 90 days	23,786	92.7%	24,508	91.7%	44,170	91.4%
91-360 days	1,568	6.1	1,612	6.0	3,457	7.2
> 360 days	295	1.2	615	2.3	694	1.4

Total	25,649	100.0%	26,735	100.0%	48,321	100.0%

As of December 31, 2009, 2010 and 2011, our unbilled accounts receivable, net of allowance for doubtful accounts, totaled US$34.9 million, US$58.7 million and US$78.1 million, respectively. The unbilled accounts receivable represents the excess of recognized revenues over billings and correspond to the period between revenue recognition and invoicing. Such period primarily arises from our fixed-price contracts as we normally send monthly billings for time-and-material contracts while fixed-price contracts are billed out according to the specific contract terms. Such contracts refer to milestones related to the completion of specific tasks such as planning documentation and testing reports. Generally the payment amount upon achieving each milestone is specified in the contracts and based on which we bill the clients. Meanwhile revenue is recognized under proportional performance method based on the hours incurred in achieving that milestone against our latest estimate of total hours to complete the contract.

In addition, a majority of our non-PRC clients (based on the location of client’s contract signing entities) generally signed the time-and-material contracts and a majority of our PRC clients (based on the location of client’s contract signing entities) signed the fixed-price contracts with us. Generally, we do not offer different contractual payment terms between PRC and non-PRC clients. However, in practice, our PRC clients may request longer billing terms of 90 to 180 days comparing to the normal billing terms of 30 to 60 days offered to non-PRC clients or request us to issue the billings after the stated billing period, which causes the actual payment schedule for fixed-price projects with PRC clients being longer than that of time-and-material projects with non-PRC clients.

As of December 31, 2010, our unbilled accounts receivable (net of allowance for doubtful accounts) accounted for 68.7% of our total accounts receivable (net of allowance for doubtful accounts). Our unbilled accounts receivable (net of allowance for doubtful accounts) as of December 31, 2010 increased at a higher rate than our billed accounts receivable (net of allowance for doubtful accounts) as of December 31, 2010, compared with their respective counterparts as of December 31, 2009, mainly due to (i) the increases in both the absolute amount and percentage of the revenues from fixed-price projects and (ii) higher revenue from PRC clients. The unbilled accounts receivable is not subject to adjustment or revision as the related fees for the contract are fixed or determinable when the related revenue was recognized.

As of December 31, 2011, our unbilled accounts receivable (net of allowance for doubtful accounts) accounted for 61.8% of our total accounts receivable (net of allowance for doubtful accounts). Our unbilled accounts receivable (net of allowance for doubtful accounts) as of December 31, 2011 increased at a lower rate than our billed accounts receivable (net of allowance for doubtful accounts) as of December 31, 2011, compared with their respective counterparts as of December 31, 2010. This is in line with higher percentage of revenues from time-and-material contracts in 2011 compared with 2010, as a result of new business acquisitions and development. In 2011, our revenues from the fixed-price contracts increased by 21.2% compared with that in 2010. Moreover, 88.1% of fixed-price revenues were derived from PRC clients in 2011. As such, the absolute amount of unbilled accounts receivable (net of allowance for doubtful accounts) as of December 31, 2011 increased compared with that as of December 31, 2010, and it still represented a significant portion of the total accounts receivable (net of allowance for doubtful accounts) as of December 31, 2011.

Business combinations

We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.

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

Impairment of goodwill and indefinite-lived intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. We assess goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We annually on the last day of each fiscal year, or more frequently if we believe indicators of impairment exist, review the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible assets with its carrying value. If the carrying value of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

We did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2009, 2010 or 2011.

Recently issued accounting standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i) For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii) The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We early adopted this guidance on January 1, 2009 and reported the total of comprehensive income, the components of net income and other comprehensive income in the consolidated statements of operations and comprehensive income. The guidance did not have a significant effect on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect the adoption of this pronouncement to have a significant effect on our consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We are in the process of evaluating the effect of adoption of this guidance on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	(in US$ thousands)
Consolidated Statement of Operations Data
Net revenues	148,066	211,550	283,137
Cost of revenues	(90,830)	(130,035)	(184,518)

Gross profit	57,236	81,515	98,619

Selling, general and administrative expenses	(34,710)	(51,901)	(81,848)

Total operating expenses	(34,710)	(51,901)	(81,848)
Change in fair value of contingent consideration payable for business acquisitions	(62)	221	920
Other operating income	413	2,036	3,172

Income from operations	22,877	31,871	20,863
Interest income	856	782	2,295
Interest expense	(86)	(85)	(121)
Exchange differences	(119)	(950)	(949)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	612	1,215

Income before income taxes and earnings in equity method investment	23,528	32,230	23,303
Income tax expense	(2,089)	(2,518)	(1,075)

Income before earnings in equity method investment	21,439	29,712	22,228
Earnings in equity method investment	69	151	(35)

Net income	21,508	29,863	22,193
Net loss attributable to noncontrolling interest	—	—	—
Income attributable to VanceInfo Technologies Inc. shareholders	21,508	29,863	22,193

The following table sets forth certain financial information as a percentage of our net revenues:

	For the Year Ended December 31,
	2009	2010	2011
Consolidated Statement of Operations Data

Net revenues	100.0%	100.0%	100.0%
Cost of revenues	(61.3)	(61.5)	(65.2)

Gross profit	38.7	38.5	34.8

Selling, general and administrative expenses	(23.4)	(24.5)	(28.9)

Total operating expenses	(23.4)	(24.5)	(28.9)

Change in fair value of contingent consideration payable for business acquisitions	(* )	0.1	0.3
Other operating income	0.3	1.0	1.1

Income from operations	15.5	15.1	7.4
Interest income	0.6	0.4	0.8
Interest expense	(0.1)	(* )	(* )
Exchange differences	(0.1)	(0.4)	(0.3)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	0.3	0.4

Income before income taxs and earnings in equity method investment	15.9	15.3	8.2
Income tax expense	(1.4)	(1.2)	(0.4)

Income before earnings in equity method investment	14.5	14.0	7.9
Earnings in equity method investment	*	*	(* )

Net income	14.5	14.1	7.8
Net loss attributable to noncontrolling interest	—	—	—
Income attributable to VanceInfo Technologies Inc. shareholders	14.5%	14.1%	7.8%

*	less than 0.1%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Our net revenues were US$283.1 million in 2011, representing an increase of 33.8% from our net revenues of US$211.6 million in 2010. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$260.6 million increase in our sales to our clients existing as of December 31, 2010, as a result of our enhanced relationships with these clients, and US$22.6 million of sales to new clients. The number of our clients increased to 426 for 2011 from 327 for 2010. In addition, the total number of clients that individually accounted for over US$1.0 million of our net revenues on an annualized basis increased to 36 for 2011 from 30 for 2010.

Our revenues from the fixed-price contracts increased by 21.2% in 2011 compared with 2010. In addition, a majority of our non-PRC clients generally signed the time-and-material contracts and a majority of our PRC clients signed the fixed-price contracts with us. The revenues from PRC clients in 2011 increased by 43.0% compared with 2010. 21.7% of our time-and-material revenues in 2011 was generated from our PRC clients and 88.1% of fixed-price revenues in 2011 was generated from our PRC clients.

The breakdown of revenues by types of contracts is as follows:

	For the Year Ended December 31,
	2010	2011
	(in US$ thousands)
Time-and-material contracts	$130,937	$187,953
Fixed-price contracts	76,221	92,395
Others	4,392	2,789

Total	$211,550	$283,137

Cost of Revenues

In 2011, our cost of revenues was US$184.5 million, representing an increase of 41.9% from US$130.0 million in 2010. Cost of revenues represented 61.5% and 65.2% of our net revenues in 2010 and 2011, respectively. The increase was primarily due to an increase in compensation and benefit expenses of our professionals and, to a lesser extent, an increase in subcontracting costs, partly offset by an increase in our graduate recruitment and training-related government subsidies as further explained below.

In 2011, our compensation and benefit expenses in respect of our professionals, excluding share-based compensation expenses, increased by 47.0% to US$157.4 million from US$107.1 million in 2010, primarily due to increases in our number of professionals and the average salary of our professionals. Our cost of revenues in 2011 and 2010 also included US$0.8 million and US$0.5 million, respectively, of share-based compensation expenses arising from share options and restricted share units granted to our professionals.

Our subcontracting costs increased to US$19.2 million in 2011 from US$15.9 million in 2010, primarily due to increases in business volumes and project scale.

Our travel expenses in cost of revenues increased slightly to US$5.4 million in 2011 from US$4.9 million in 2010. Our depreciation and amortization expenses included in cost of revenues increased slightly to US$1.9 million in 2011 from US$1.7 million in 2010.

Our graduate recruitment and training-related government subsidies as a deduction to cost of revenues in 2011 were US$5.5 million compared with US$2.9 million in 2010.

Gross Profit

Our gross profit in 2011 was US$98.6 million, representing an increase of 21.0% from US$81.5 million in 2010. Gross profit as a percentage of our net revenues decreased to 34.8% in 2011 from 38.5% in 2010.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses were US$81.8 million in 2011, representing an increase of 57.7% from US$51.9 million in 2010.

Compensation and benefit expenses in respect of selling, general and administrative employees, excluding share-based compensation expenses, increased by 72.5% to US$36.6 million in 2011 from US$21.2 million in 2010, primarily as we hired more selling, general and administrative employees and their average salary increased. Our selling, general and administrative expenses in 2011 also included US$7.7 million of share-based compensation expenses arising from share options and restricted share units granted to our selling, general and administrative employees compared to US$2.8 million of share-based compensation expenses in 2010. Rental and utilities expenses increased to US$13.3 million in 2011 from US$9.6 million in 2010, primarily due to our entering into new leases in major cities across China, Singapore and Australia. Our amortization and depreciation expenses increased to US$8.7 million in 2011 from US$6.4 million in 2010 as a result of increase in our capital expenditures in 2011 and our acquisitions in 2010 and 2011. Our travel and advertising expenses also increased in 2011 compared to 2010 primarily due to enhanced sales and marketing efforts.

Other Operating Income

Other operating income was generated primarily from government subsidies other than graduate recruitment and training-related government subsidies. In 2011, our government subsidies other than graduate recruitment and training-related government subsidies were US$2.1 million, an increase from US$1.6 million in 2010. In 2010 and 2011, we were granted these government subsidies primarily due to incentives from local government authorities to, among other things, encourage the development of our industry in general and attract us to open offices in local areas.

Income from Operations

Our income from operations was US$20.9 million in 2011, representing a decrease of 34.5% from US$31.9 million in 2010. The decrease was due to our higher selling, general and administrative expenses in 2011 compared to 2010. Income from operations as a percentage of net revenues decreased to 7.4% in 2011 from 15.1% in 2010.

Interest Income

Our interest income increased to US$2.3 million in 2011 from US$0.8 million in 2010 due to increases in both the interest rate and the average cash balance in 2011.

Foreign Exchange Loss

For 2011, we incurred foreign exchange loss of US$0.9 million, as compared to foreign exchange loss of US$1.0 million for 2010. Our foreign exchange loss in 2011 was largely due to the fluctuation of the US dollars against RMB and the loss in our forward exchange contract of Japanese Yen.

Income Tax Expense

Our income tax expense decreased to US$1.1 million for 2011 from US$2.5 million for 2010, primarily due to a decrease in effective tax rate of our PRC subsidiaries from 7.8% in 2010 to 4.6% in 2011 mainly resulted from VanceInfo Shenzhen’s tax refund received in 2011.

Earnings (loss) in equity investment

We invested in VanceInfo Financial Service in 2008 and account for our investment in VanceInfo Financial Service under the equity method before our acquisition of the remaining 67% equity interest in July 2010. We invested in VanceInfo Australia in 2010 and account for our investment in VanceInfo Australia under the equity method before our acquisition of the remaining 80% equity interest in July 2011. For 2011, we shared loss in VanceInfo Financial Service and VanceInfo Australia in the amount of US$35,000.

Net Income

As a result of the foregoing, our net income was US$22.2 million in 2011, representing a decrease of 25.7% from US$29.9 million in 2010. Net income as a percentage of our net revenues decreased to 7.8% in 2011 from 14.1% in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues were US$211.6 million in 2010, representing an increase of 42.9% from our net revenues of US$148.1 million in 2009. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$54.0 million increase in our sales to our clients existing as of December 31, 2009, as a result of our enhanced relationships with these clients, and US$9.5 million of sales to new clients. The number of our clients increased to 327 for 2010 from 272 for 2009. In addition, the total number of clients that individually accounted for over US$1 million of our net revenues on an annualized basis increased to 30 for 2010 from 22 for 2009.

Our revenues from the fixed-price contracts increased by 93.0% in 2010 compared with 2009. In addition, a majority of our non-PRC clients generally signed the time-and-material contracts and a majority of our PRC clients signed the fixed-price contracts with us. The revenues from PRC clients in 2010 increased by 64.8% compared with 2009. 22.1% of our time-and-material revenues in 2010 was generated from our PRC clients and 70.0% of fixed-price revenues in 2010 was generated from our PRC clients.

The breakdown of revenues by types of contracts is as follows:

	For the Year Ended December 31,
	2009	2010
	(in US$ thousands)
Time-and-material contracts	$105,385	$130,937
Fixed-price contracts	39,496	76,221
Others	3,185	4,392

Total	$148,066	$211,550

Cost of Revenues

In 2010, our cost of revenues was US$130.0 million, representing an increase of 43.2% from US$90.8 million in 2009. Cost of revenues represented 61.3% and 61.5% of our net revenues in 2009 and 2010, respectively. The increase was primarily due to an increase in compensation and benefit expenses of our professionals and, to a lesser extent, an increase in subcontracting costs, partly offset by an increase in our graduate recruitment and training-related government subsidies as a deduction to cost of revenues as further explained below.

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

Our graduate recruitment and training-related government subsidies as a deduction to cost of revenues in 2010 were US$2.9 million compared with US$1.3 million in 2009.

Gross Profit

Our gross profit in 2010 was US$81.5 million, representing an increase of 42.4% from US$57.2 million in 2009. Gross profit as a percentage of our net revenues decreased slightly to 38.5% in 2010 from 38.7% in 2009.

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

Other Operating Income

Other operating income was generated primarily from government subsidies other than graduate recruitment and training-related government subsidies. In 2010, our government subsidies other than graduate recruitment and training-related government subsidies were US$1.6 million, an increase from US$0.2 million in 2009. In 2009 and 2010, we were granted these government subsidies primarily due to incentives from local government authorities to, among other things, encourage the development of our industry in general and attract us to open offices in local areas.

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

Foreign Exchange Loss

For 2010, we incurred foreign exchange loss of US$1.0 million, as compared to foreign exchange loss of US$0.1 million for 2009. Our foreign exchange loss in 2010 was largely due to the fluctuation of the Japanese Yen.

Income Tax Expense

Our income tax expense increased to US$2.5 million for 2010 from US$2.1 million for 2009, primarily due to an increase in taxable income and partly offset by a decrease in effective tax rate of our PRC subsidiaries from 8.9% in 2009 to 7.8% in 2010.

Earnings in equity investment

We invested in VanceInfo Financial Service in 2008 and account for our investment in VanceInfo Financial Service under the equity method before our acquisition of the remaining 67% equity interest in July 2010. We invested in VanceInfo Australia in 2010 and account for our investment in VanceInfo Australia under the equity method before our acquisition of the remaining 80% equity interest in July 2011. For 2010, we shared earnings in VanceInfo Financial Service and VanceInfo Australia in the amount of US$0.2 million.

Net Income

As a result of the foregoing, our net income was US$29.9 million in 2010, representing an increase of 38.8% from US$21.5 million in 2009. Net income as a percentage of our net revenues decreased slightly to 14.1% in 2010 from 14.5% in 2009.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our operations and growth have been financed by cash generated from operations and from our public offering proceeds. As of December 31, 2011, we had US$96.2 million in cash and cash equivalents, compared to US$161.3 million as of December 31, 2010 and US$64.1 million as of December 31, 2009. The decrease in our cash and cash equivalents from December 31, 2010 to December 31, 2011 was primarily due to repurchase of our ordinary shares from the open market and payment for construction of our new headquarters located in Beijing and our various acquisitions. The increase in our cash and cash equivalents from December 31, 2009 to December 31, 2010 was primarily due to cash flows from our expanded operation in 2010 and our follow-on public offering in November 2010.

Our working capital as of December 31, 2009, 2010 and 2011 was US$121.5 million, US$224.5 million and US$187.9 million, respectively. We had nil, US$3.0 million and US$1.6 million in outstanding bank borrowings as of such dates.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2009, 2010 and 2011:

	For the Year Ended December 31,
	2009	2010	2011
	(in US$ thousands)
Net cash provided by operating activities	11,925	11,554	2,877
Net cash used in investing activities	(30,483)	(11,339)	(32,281)
Net cash provided by (used in) financing activities	2,673	96,225	(37,650)
Effect of exchange rate changes	(21)	768	1,959
Net (decrease) increase in cash and cash equivalents	(15,885)	96,440	(67,054)
Cash and cash equivalents at the beginning of the year	79,963	64,057	161,625
Cash and cash equivalents at the end of the year	64,057	161,265	96,170

Operating Activities

Net cash provided by operating activities for 2011 amounted to US$2.9 million. Net cash provided by operating activities for 2011 was primarily attributable to net income of US$22.2 million; partly offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$211.6 million for 2010 to US$283.1 million for 2011, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$247.2 million for 2011 from US$169.9 million for 2010. As of December 31, 2011, our days of sales outstanding were 127 days, as compared to 113 days at the end of the year 2010. Net cash used in operating activities for 2011 also included US$5.1 million for the purchase of land use right.

Net cash provided by operating activities for 2010 amounted to US$11.6 million. Net cash provided by operating activities for 2010 was primarily attributable to net income of US$29.9 million; partly offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$148.1 million for 2009 to US$211.6 million for 2010, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$169.9 million for 2010 from US$117.5 million for 2009. As of December 31, 2010, our days of sales outstanding were 113 days, as compared to 109 days at the end of the year 2009. Net cash used in operating activities for 2010 also included US$16.7 million for the purchase of land use right.

Net cash provided by operating activities for 2009 amounted to US$11.9 million. Net cash provided by operating activities for 2009 was primarily attributable to net income of US$21.5 million; partly offset by an increase of the net working capital requirement as a result of an increase in the scale of our business. Our growing business generated substantial net cash inflow as our net revenues increased from US$102.7 million for 2008 to US$148.1 million for 2009, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$117.5 million for 2009 from US$83.5 million for 2008. As of December 31, 2009, our days of sales outstanding were 109 days, as compared to 106 days at the end of the year 2008.

Investing Activities

Net cash used in investing activities was US$32.3 million for 2011, primarily attributable to US$20.8 million paid for construction in progress of our new headquarters located in Beijing, US$9.2 million of consideration paid for business acquisitions, US$6.7 million for purchase of property and equipment, US$11.3 million for purchase of investment-held-to-maturity securities and US$5.0 million for purchase of term deposit, partly offset by US$16.8 million in proceeds from maturity of investment and US$5.0 million in cash received upon maturity of term deposit. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises to satisfy the need from an increasing number of our professionals in 2011. Net cash paid for business acquisitions was primarily for our acquisitions of Beijing Viatt, certain businesses of Beijing Bright, Lifewood Companies, Beijing DPC, a professional team of a U.S.-based IT services company specialized in Microsoft capabilities.

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

Net cash used in investing activities was US$30.5 million for 2009, primarily attributable to US$12.1 million for purchase of short-term investment, US$10.0 million for purchase of term deposit, US$6.4 million for purchase of property and equipment and US$3.5 million of consideration paid for business acquisitions, partly offset by US$1.5 million in cash received upon maturity of term deposit. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China in 2009. Net cash paid for business acquisitions was primarily for our acquisitions of Kernel and a professional team of engineers and certain business and assets from a China-based mobile service provider and additional consideration paid in relation to our acquisitions of equity or business of WIT, Shenzhen Tianchuang Software Development Co., Ltd., or Tianchuang, and Chosen.

Financing Activities

Net cash used in financing activities was US$37.7 million for 2011, compared to net cash provided by financing activities of US$96.2 million for 2010. Net cash used in financing activities for 2011 was primarily due to US$34.8 million used for repurchase of ordinary shares in 2011, US$3.9 million of consideration paid for business acquisitions, repayment of short-term borrowings of US$3.1 million, partly offset by US$1.4 million of proceeds from exercise of options and US$1.6 million of proceeds from short-term borrowings.

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

Net cash provided by financing activities was US$2.7 million for 2009, compared to net cash used in financing activities of US$2.8 million for 2008. Net cash provided by financing activities for 2009 was primarily due to US$3.6 million of proceeds from exercise of options and US$3.6 million of proceeds from our follow-on public offering in July 2009, partly offset by repayment of short-term borrowings of US$3.9 million.

Capital Expenditures

Our capital expenditures in 2009, 2010 and 2011 were US$6.4 million, US$11.7 million and US$27.5 million, respectively. Our capital expenditures in 2011 include US$20.8 million payment in construction of our new headquarters located in Beijing, purchase of computers and improvement of leased premises. We expect our capital expenditures excluding the new headquarters construction, to increase in the future as we expand our business to implement our growth strategy.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contingent Acquisition Payments

As of December 31, 2011, in connection with our recent acquisitions, we agreed to make contingent payments of up to US$26.2 million in a mix of cash and our ordinary shares, of which up to US$16.8 million may be paid with cash, and up to US$8.4 million may be paid with our ordinary shares, in each case subject to the achievement of certain financial performance targets in the next three years.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in US$ thousands)
Operating leases	$24,601	$11,701	$12,291	$609	—
Purchase obligations	13,478	13,475	3	—	—
Total contractual obligations	$38,079	$25,176	$12,294	$609	—

Other than non-current deferred tax liabilities, non-current deferred income and non-current deferred revenue, the obligations set forth above, and the contingent payments described under “—Contingent Acquisition Payments,” we did not have any other long-term liabilities as of December 31, 2011.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Chris Shuning Chen	48	Chairman and Chief Executive Officer
David Lifeng Chen	43	Executive Vice Chairman and Co-President
Hao Chen	45	Director
Ruby Rong Lu	41	Director
Kui Zhou	44	Director
Daniel Mingdong Wu	45	Director
Samuelson S.M. Young	60	Director
Sidney Xuande Huang	46	Co-President and Chief Financial Officer
Frances Zhang	40	Chief Operating Officer
Stanley Ying Zhou	49	Executive Vice President and Chief Administrative Officer

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

Mr. David Lifeng Chen has served as our executive vice chairman since February 2011 and a director of our company since 2008. Mr. Chen is also our co-president and has been working with us since 2001. He co-founded Beijing Heteng Software Technology Company, Ltd., or Beijing Heteng, an affiliate of our company before its liquidation in 2007, in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master’s of science degree in computer engineering from the University of California, Irvine and his bachelor’s of science degree in electrical engineering from Tongji University.

Mr. Hao Chen has been a director of our company since 2005. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and chief investment officer since 2001. He also serves as a director of numerous portfolio companies, including Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, EYANG Technology Development Co., Ltd., a company listed on the Hong Kong Stock Exchange, Beijing Kaitone Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, Beijing Dianji Technology Co., Ltd., KML Company Ltd., Boke Company Ltd. and Crystal Digital Technology Co., Ltd. From 2000 to 2001, Mr. Chen served as a deputy director of Corporate Planning Department and Human Resource General Manager of Legend Group, which was renamed as Lenovo Group Limited in 2004, a Chinese leading IT product manufacturer. From 1992 to 2000, Mr. Chen was general manager of Legend Advanced System Ltd., a subsidiary of Legend Group specializing in system integration. Mr. Chen received his bachelor’s degree in computer and application from Huazhong University of Science & Technology.

Ms. Ruby Rong Lu has been a director of our company since May 2007. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including E-Commerce China Dangdang Inc., a China-based business-to-consumer e-commerce company listed on the New York Stock Exchange, Bitauto Holdings Limited, an Internet company listed on the New York Stock Exchange. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.

Mr. Kui Zhou has been a director of our company since 2006. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. Mr. Zhou also serves on the board of directors of some Sequoia portfolio companies, including a director of Sky-mobi Limited, a China-based mobile application store operator listed on the Nasdaq Global Market; Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company listed on the Shenzhen Stock Exchange; Beijing Shouhang Aiqiwei Resources Saving Technology Co., Ltd., a China-based company specializing in developing resources saving technology listed on the Shenzhen Stock Exchange; Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business; Beijing Sinnet Technology Co., Ltd., a China-based Internet company; Beijing Huayi Network Technology Co., Ltd., a company specializing in providing China’s medical industry with distance education training and technical services; and Chengdu Laoken Technology Co., Ltd, a China-based company engaging in medical business. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University and his master’s of business administration degree from Tsinghua University.

Mr. Daniel Mingdong Wu has been our director since October 2007. Mr. Wu has served as the chief financial officer of Wowo Limited, a China-based life service e-commerce company, since January 2011. Prior to that, Mr. Wu served as a venture partner at SAIF Partners, a private equity fund focusing on growth investment opportunities in China and other Asian countries, from 2009. Prior to that, Mr. Wu served as chief financial officer of Focus Media Holdings Limited, a China-based advertising company listed on the Nasdaq Global Market, from 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from 2004 until 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acted as chief financial officer of Wi-Comm United Communications Inc. from 2003 until 2004. From 2000 to 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a bachelor’s degree from the State University of New York at Buffalo and a master’s of business administration degree from Columbia Business School.

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

Executive Officers

Mr. Sidney Xuande Huang has been our co-president since January 2011 and our chief financial officer since 2006. He was also our chief operating officer from 2008 to 2011. Prior to joining us, he was the chief financial officer with two other China-based companies in technology and Internet sectors from 2004 to 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang has served as a director of Bitauto Holdings Limited, an Internet company listed on the New York Stock Exchange, and Beijing Enlight Media Co., Ltd., a media company listed on the Shenzhen Stock Exchange, since 2010. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Ms. Frances Hong Zhang is our chief operating officer and has been working with us since 2006. Prior to joining us, Ms. Zhang was the chief executive officer of Beijing Prosoft Software Technology Co., Ltd. from 2004 to 2006. Ms. Zhang founded China Logistic Investment Limited, a China-based logistics information system development company, in 2002. Ms. Zhang was the managing director of Timeless Software (Beijing) Limited, a China-based software development company, and an executive director of Timeless Software limited, a Hong Kong-based software development company listed on the Hong Kong Stock Exchange, from 2000 to 2002. Ms. Zhang received her master’s degree in computer science from the Chinese Academy of Sciences in 1997 and her bachelor’s degree in electronics engineering from Tsinghua University in 1994.

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

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately US$1.3 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For options and restricted share units granted to our officers and directors, see Item 6, “—Share Incentive Plan.”

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

Share Incentive Plans

Grants Under 2005 Stock Plan

In November 2005, we adopted our 2005 Stock Plan and supplemented and amended the plan in April and May 2006, respectively. As of March 31, 2012, there were 1,171,397 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan.

2007 Share Incentive Plan

We have adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted under our 2007 Share Incentive Plan. As of March 31, 2012, there were 3,463,641 ordinary shares issuable upon exercise of our outstanding options and restricted share units under our 2007 Share Incentive Plan.

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

Termination of the Share Incentive Plan. Unless terminated earlier, the 2007 Share Incentive Plan will expire in 2017. Our board of directors has the authority to amend or terminate the 2007 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

The following table summarizes, from January 1, 2011 to April 22, 2012, the outstanding options that we granted to our directors and executive officers under our 2007 Share Incentive Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Chris Shuning Chen	80,000	28.70	March 14, 2011	March 14, 2016
	50,000	7.62	September 29, 2011	September 29, 2017
David Lifeng Chen	*	7.62	September 29, 2011	September 29, 2017
Sidney Xuande Huang	*	7.62	September 29, 2011	September 29, 2017
Frances Hong Zhang	*	7.62	September 29, 2011	September 29, 2017
Stanley Ying Zhou	*	7.62	September 29, 2011	September 29, 2017
Directors and Executive officers as a group	335,000

*	Upon exercising of all options that are exercisable with 60 days after April 22, 2012 and vesting of all restricted shares unites that are to be vested within 60 days after April 22, 2012, would beneficially owns less than 1% of our outstanding ordinary shares.

The following table summarizes, from January 1, 2011 to April 22, 2012, the outstanding restricted share units that we granted to our directors and executive officers under our 2007 Share Incentive Plan.

Name	Restricted Shares Units Granted	Grant Date	End of Vesting Period
Chris Shuning Chen	4,785	March 12, 2012	March 1, 2016
David Lifeng Chen	*	March 12, 2012	March 1, 2016
Sidney Xuande Huang	*	March 12, 2012	March 1, 2016
Frances Hong Zhang	*	March 12, 2012	March 1, 2016
Stanley Ying Zhou	*	March 12, 2012	March 1, 2016
Directors and Executive officers as a group	18,902

*	Upon exercising of all options that are exercisable with 60 days after April 22, 2012 and vesting of all restricted shares unites that are to be vested within 60 days after April 22, 2012, would beneficially owns less than 1% of our outstanding ordinary shares.

VFS 2011 Share Incentive Plan

In October 2011, one of our wholly owned subsidiaries, VanceInfo Financial Solutions, adopted the VFS 2011 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. VanceInfo Financial Solutions’ board of directors has authorized the issuance of up to 1,000,000 ordinary shares of VanceInfo Financial Solutions upon exercise of awards granted under the VFS 2011 Share Incentive Plan. As of March 31, 2012, there were 790,000 ordinary shares of VanceInfo Financial Solutions issuable upon exercise of outstanding restricted share units under the VFS 2011 Share Incentive Plan.

Plan Administration. VanceInfo Financial Solutions’ board of directors will administer the VFS 2011 Share Incentive Plan and determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the VFS 2011 Share Incentive Plan.

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

Termination of the Share Incentive Plan. Unless terminated earlier, the VFS 2011 Share Incentive Plan will expire in 2021. VanceInfo Financial Solutions’ board of directors has the authority to amend or terminate the VFS 2011 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

In November 2011, VanceInfo Financial Solutions granted 790,000 of its restricted share units to its employees, none of them are our executive officer or director.

C.	Board Practices

In 2011, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

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

Compensation Committee

Our compensation committee consists of Mr. Kui Zhou, Ms. Ruby Rong Lu, Mr. Hao Chen and Mr. Daniel Mingdong Wu. Mr. Zhou is the chairman of our compensation committee. Messrs. Zhou, Chen and Wu and Ms. Lu satisfy the “independence” requirements of Section 303A of the NYSE Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our five most senior executives;

•	approving and overseeing the total compensation package for our executives other than the five most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

We view our employees as critical to our business operations and future prospects. We are committed to remaining among the industry’s preferred employers in China. As of December 31, 2009, 2010 and 2011, we employed 8,347, 11,044 and 14,958 employees, including 7,542, 9,827 and 13,424 professionals, respectively. As of March 31, 2012, we employed 15,693 employees, including 14,111 professionals.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of April 22, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Except as otherwise noted, the address of each person listed in the table is c/o VanceInfo Technologies Inc., 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Chris Shuning Chen(3)	3,862,398	8.6
David Lifeng Chen(4)	*	*
Hao Chen(5)	*	*
Ruby Rong Lu(6)	*	*
Kui Zhou(7)	1,160,684	2.6
Daniel Mingdong Wu(8)	*	*
Samuelson S.M. Young(9)	*	*
Sidney Xuande Huang(10)	*	*
Frances Hong Zhang(11)	*	*
Stanley Ying Zhou(12)	*	*
All Directors and Executive Officers as a Group(13)	6,126,885	13.5

Principal Shareholders:
Lone Spruce, L.P. and affiliates(14)	7,862,536	17.6
Morgan Stanley(15)	4,104,288	9.2
Button Software Ltd.(16)	3,837,920	8.6
Government of Singapore Investment Corporation Pte Ltd(17)	2,150,847	5.1

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.
(2)	For each person and group included in this table, percentage ownership was calculated by dividing the number of shares beneficially owned by such person or group by the sum of 44,714,963, being the number of ordinary shares outstanding as of April 22, 2012, the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after April 22, 2012, and the number of ordinary shares underlying restricted share units held by such person or group that are to be vested within 60 days after April 22, 2012.
(3)	Represents 2,517,920 ordinary shares held by Button Software Ltd., a British Virgin Islands company, and 94,478 ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 beneficially owned by Mr. Chris Shuning Chen. In addition, Button Software Ltd. entered into certain agreements with Credit Suisse Capital LLC (the “Button VPF”). Pursuant to the Button VPF, Button Software Ltd. pledged and monetized 712,500 ADSs beneficially owned by it. TAIRON INVESTMENT LIMITED entered into certain agreements with Credit Suisse Capital LLC (the “Tairon VPF”). Pursuant to the Tairon VPF, TAIRON INVESTMENT LIMITED pledged and monetized 537,500 ADSs beneficially owned by it. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd. and TAIRON INVESTMENT LIMITED.

(4)	Represents ADSs, ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 beneficially owned by Mr. David Lifeng Chen.
(5)	Represents ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 held by Mr. Hao Chen. The business address for Mr. Chen is 10/F, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China.
(6)	Represents ADSs, ordinary shares issuable upon exercise of options within 60 days after April 22, 2012, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 held by Ms. Ruby Rong Lu. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.
(7)	Represents 87,651 ADSs held by Kui Zhou, 600,515 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., and Sequoia Capital China Principals Fund I, L.P., 467,080 ordinary shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P., and 5,438 ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 held by Mr. Kui Zhou. Mr. Kui Zhou disclaims beneficial ownership with respect to the shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.
(8)	Represents ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 held by Mr. Daniel Mingdong Wu.
(9)	Represents ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 held by Mr. Samuelson S.M. Young.
(10)	Represents ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 held by Mr. Sidney Xuande Huang.
(11)	Represents ordinary shares, ordinary shares issuable upon exercise of options within 60 days after April 22, 2012, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 beneficially owned by Ms. Frances Hong Zhang.
(12)	Represents ADSs, ordinary shares, ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 beneficially owned by Mr. Stanley Ying Zhou.

(13)	Represents ADSs, ordinary shares, ordinary shares issuable upon exercise of options within 60 days after April 22, 2012, and ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days after April 22, 2012 beneficially owned by all of our directors and executive officers as a group.
(14)	Information regarding beneficial ownership is reported as of December 31, 2011, based on Schedule 13G/A jointly filed by Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P., Lone Dragon Pine, L.P., Lone Pine Associates LLC, Lone Pine Members LLC, Lone Pine Capital LLC, Lone Pine Managing Member LLC, and Stephen F. Mandel, Jr. on February 14, 2012. The address of their principal business offices is Two Greenwich Plaza, Greenwich, Connecticut 06830.
(15)	Information regarding beneficial ownership is reported as of December 31, 2011, based on Schedule 13G/A jointly filed by Morgan Stanley and Morgan Stanley Capital Services LLC on February 9, 2012. Morgan Stanley Capital Services LLC beneficially owned 4,101,703 of our ordinary shares as of December 31, 2011. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly-owned subsidiary of Morgan Stanley. The address of their principal business offices is 1585 Broadway, New York, NY 10036.
(16)	Represents 2,517,920 ordinary shares held by Button Software Ltd., a British Virgin Islands company, and 70,000 ordinary shares ordinary shares issuable upon exercise of options within 60 days after April 22, 2012 held by TAIRON INVESTMENT LIMITED. In addition, pursuant to the Button VPF, Button Software Ltd. pledged and monetized 712,500 ADSs beneficially owned by it. Pursuant to the Tairon VPF, TAIRON INVESTMENT LIMITED pledged and monetized 537,500 ADSs beneficially owned by it. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. The registered address for Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(17)	Information regarding beneficial ownership is reported as of March 30, 2012, based on Schedule 13G filed by Government of Singapore Investment Corporation Pte Ltd on April 9, 2012. The address of its principal business office is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Button Software Ltd. beneficially held 9.5% of our ordinary shares as of December 31, 2009, based on its Schedule 13G/A filed on February 11, 2010, and it beneficially held 8.6% of our ordinary shares as of April 22, 2012. Lone Spruce, L.P. and affiliates beneficially held 6.6% of our ordinary shares as of August 24, 2010, based on their Schedule 13G filed on September 3, 2010, and they beneficially held 17.6% of our ordinary shares as of December 31, 2011, based on their Schedule 13G/A filed on February 14, 2012. Morgan Stanley beneficially held 5.1% of our ordinary shares as of September 28, 2011, based on its Schedule 13G filed on October 6, 2011. As of December 31, 2011, Morgan Stanley beneficially held 9.2% of our ordinary shares based on Schedule 13G/A jointly filed by Morgan Stanley and Morgan Stanley Capital Services LLC on February 9, 2012, and Morgan Stanley Capital Services LLC beneficially owned 4,101,703 of our ordinary shares as of December 31, 2011. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly-owned subsidiary of Morgan Stanley.

As of April 22, 2012, 44,714,963 of our ordinary shares were issued and outstanding. To our knowledge, approximately 92.1% of our total outstanding ordinary shares were held by seven record shareholders in the United States, including approximately 89.7% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options and restricted share units granted to our directors, officers and employees, please refer to “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Other Share Issuances

In 2011, we issued 26,652, 17,990, 55,944, 5,725, 996, 29,430, and 21,316 ordinary shares to Honour Sky Limited, Alliance Glory Investments Limited, Hui Wing Han Christina Wendy & Wong Kit Cheung Paul, Think Consulting Limited, Red Pine Technology Service Limited, Extra Bright Trading Ltd., and Green Beauty Action Limited, as a part of the consideration for our various acquisitions.

Employment Agreements

See Item 6, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

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

In August 2004, VanceInfo Beijing, our wholly owned subsidiary, acquired the IT services business and related assets from our predecessor, Wensi Chuangyi and its subsidiaries, or August 2004 Transaction. In November 2010, Jiang filed an action naming us, our subsidiary VanceInfo US, and our executives Chris Shuning Chen and David Lifeng Chen as defendants in the Superior Court of California, County of San Mateo captioned Jonathan Jiang v. VanceInfo Technologies, et al., CIV 500979. An amended complaint was filed on January 21, 2011 allegeing that the transfer of assets of Wensi Chuangyi from Beijing Heteng to us occurred without proper compensation to Octiga, Inc. On March 10, 2011, we filed a motion to quash service on us and a demurrer to the amended complaint on behalf of VanceInfo US. On June 28, 2011, the Superior Court of California, County of San Mateo ruled that there was lack of personal jurisdiction for us. In order to avoid further distraction of management attention, our Chairman and Chief Executive Officer, Chris Shuning Chen, personally made a payment of US$75,000 to settle this litigation, and we have not made any contribution to such payment. The lawsuit was dismissed with prejudice on March 1, 2012. We made no admissions of liability as part of the settlement and continues to maintain that the August 2004 Transaction was lawful and in compliance with all applicable PRC laws and regulations.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our wholly owned subsidiaries in PRC, such as VanceInfo Beijing. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, our PRC subsidiaries may be restricted from transferring a portion of their net assets to us. Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries. The aggregate amounts of capital and statutory reserves which represented the amount of net assets of the relevant subsidiaries of us not available for distribution was US$23.7 million, US$81.7 million and US$84.7 million as of December 31, 2009, 2010 and 2011, respectively.

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

For the period from December 12, 2007 to April 23, 2012, the trading price of our ADSs on the NYSE has ranged from US$4.20 to US$41.06 per ADS. For the year ended December 31, 2011, the trading price ranged from US$6.19 to US$37.99 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Trading Price (US$)
	High	Low
2007 (from December 12, 2007 to December 31, 2007)	10.95	8.51
2008	13.98	4.28
First quarter	9.25	4.90
Second quarter	13.98	6.45
Third quarter	10.19	5.80
Fourth quarter	8.28	4.28
2009	21.07	4.20
First quarter	6.00	4.20
Second quarter	15.50	4.95
Third quarter	19.60	10.54
Fourth quarter	21.07	14.50
2010	41.06	14.79
First quarter	23.85	14.79
Second quarter	26.48	18.21
Third quarter	33.30	22.11
Fourth quarter	41.06	30.55
2011	37.99	6.19
First quarter	37.99	27.55
Second quarter	34.90	19.55
Third quarter	23.76	6.41
Fourth quarter	13.88	6.19
October	13.88	6.19
November	12.71	7.65
December	11.29	8.28
2012
First Quarter	14.28	9.39
January	14.28	9.39
February	13.99	10.88
March	13.57	10.71
April (through April 23, 2012)	13.16	10.83

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the NYSE since December 2007 and have been trading under the symbol “VIT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issues

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. In June 2010, the PRC government announced its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

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

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as tax consequences under state, local and other tax laws in jurisdictions other than the Cayman Islands, PRC or the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman (Cayman) Limited, our Cayman Islands counsel.

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

If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. No gain or loss should be recognized upon the exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital gain, even if you hold the ADSs or ordinary shares as capital assets.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

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

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual, estate or trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on net investment income in excess of certain amounts. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s “net investment income” for the relevant taxable year and (2) the excess of the individual’s modified adjusted gross income for the taxable year over US$250,000 (in the case of individual filing a joint return or a surviving spouse), US$125,000 (in the case of a married taxpayer filing a separate return) or US$200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year or (2) the excess (if any) of the entity’s “adjusted gross income” for the taxable year over the dollar amount at which the highest tax bracket begins for such entity. A United States person’s net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ADSs or ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct US$0.8 million from our interest income in 2011. We have not used derivative financial instruments to manage our interest rate risk exposure. Most of our borrowings bear fixed interest rates.

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Foreign Exchange Risk

A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in U.S. dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. In June 2010, the PRC government announced its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

The results of our operations could be adversely affected by appreciation of the Renminbi against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2011, we had a Renminbi denominated cash balance of RMB331.0 million and a U.S. dollar denominated cash balance of US$42.8 million. Assuming we had converted the U.S. dollar denominated cash balance of US$42.8 million as of December 31, 2011 into Renminbi at the exchange rate of US$1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB600.4 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB597.7 million as of December 31, 2011. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We also receive a portion of our revenues in Hong Kong Dollar, Japanese Yen and Euro. Any significant depreciation of Hong Kong Dollar, Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect our revenues in Renminbi or U.S. dollar terms, respectively. Furthermore, the value of our shares may be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while our shares are traded in U.S. dollars. Depreciation of the value of the U.S. dollar will also reduce the value of the cash we hold in U.S. dollars, which we may use for purposes of future acquisitions or other business expansion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk, except for a forward exchange contract to purchase US$5.0 million for JPY448.75 million due in October 2010, a forward exchange contract to purchase US$5.0 million for JPY432.5 million due in July 2011 and a forward exchange contract to purchase US$5.0 million for JPY403.35 million to be due in July 2012. While the use of such foreign currency forward contract provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

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

Fees and Payments from the Depositary to Us

For year 2010, we were entitled to receive approximately US$1.3 million from the depositary as reimbursement for certain fees and expenses including legal fees, audit service fees, NYSE listing fees, investor relations expenses, Financial Industry Regulatory Authority filing fees and SEC registration fees. We received US$0.1 million thereof in 2010, and received the remaining US$1.2 million in 2011.

For year 2011, we were entitled to receive approximately US$0.3 million, net of government withholding tax, from the depositary as reimbursement for certain fees and expenses including legal fees, audit service fees, and investor relations expenses. We received US$0.3 million in 2011.

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

The effective date of the registration statement on Form F-1 (File number: 333-147601) for which use of proceeds information is being disclosed was December 11, 2007. We offered our ordinary shares, in the form of ADSs, in our initial public offering in December 2007. We registered and sold 6,300,000 ADSs, representing 6,300,000 ordinary shares, at US$8.50 per ADS and issued additional 1,147,500 ADSs, representing 1,147,500 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$54.8 million from our initial public offering.

We used the net proceeds received from our initial public offering as follows:

•	approximately US$43.7 million to establish new offices, to make the payment for the land use right we acquired in Beijing and to fund other capital expenditures; and

•	approximately US$11.1 million to fund strategic acquisitions.

As of December 31, 2011, all of the approximately US$54.8 million of the offering proceeds from our initial public offering had been applied. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the managing underwriters for our initial public offering.

The effective date of the registration statement on Form F-3 (File number: 333-160287) for which use of proceeds information is being disclosed was July 8, 2009. We offered our ordinary shares, in the form of ADSs, in our follow-on public offering in July 2009. We registered and sold 300,000 ADSs, representing 300,000 ordinary shares, at US$11.00 per ADS and issued additional 45,000 ADSs, representing 45,000 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately US$2.7 million from this follow-on public offering, all of which has been applied to fund capital expenditures as of December 31, 2011. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. were the managing underwriters for our follow-on public offering in July 2009.

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

We used the net proceeds received from this offering as follows:

•	approximately US$28.1 million to establish new offices, to make the payment for the land use right we acquired in Beijing and to fund other capital expenditures; and

•	approximately US$13.1 million to fund strategic acquisitions.

As of December 31, 2011, approximately US$41.2 million of the offering proceeds from this follow-on public offering had been applied. Proceeds from our follow-on public offering that have yet to be applied have been invested in money market funds or bank deposits. Citigroup Global Markets Inc. was the managing underwriter for our follow-on public offering in November 2010.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our internal control over financial reporting was effective.

In view of the limited timeframe between date of acquisition and December 2011, management has excluded from our assessment for internal control over financial reporting that of Lifewood Companies, VanceInfo Australia, and Beijing DPC, which were acquired, respectively, in April, July and August of 2011, as the time available was inadequate to complete an effective assessment of the internal control of these companies as well as insufficient to effectively implement and roll out any meaningful changes. Management was also of the view that any potential risk from the Lifewood Companies, VanceInfo Australia, and Beijing DPC, is manageable and should not be a key concern for the year.

The aggregated total assets (including goodwill and intangible assets acquired), net assets (including goodwill and intangible assets acquired), net revenues and net income of Lifewood Companies, VanceInfo Australia, and Beijing DPC represented approximately 6.2% of our total assets, 6.6% of our net assets, 3.6% of our net revenues and 0.1% of our net income, respectively, on a consolidated basis, as of and for the year ended December 31, 2011.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who also audited our consolidated financial statements, independently assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which is included in this annual report.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VANCEINFO TECHNOLOGIES INC.

We have audited the internal control over financial reporting of VanceInfo Technologies Inc. and its subsidiaries (collectively the “Group”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Lifewood Companies, VanceInfo Australia and Beijing DPC, which were fully acquired in April, July and August 2011 and whose financial statements constitute, in aggregate, 6.2% of total assets, 6.6% of net assets, 3.6% of net revenues, 0.1% of net income of the Group’s consolidated financial statement amounts as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at Lifewood Companies, VanceInfo Australia and Beijing DPC. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statement schedule included in Schedule I as of and for the year ended December 31, 2011 of the Group and our report dated April 26, 2012 expressed an unqualified opinion on those financial statements and related financial statement schedule included in Schedule I.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 26, 2012

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2010	2011
	(in US$ thousands)
Audit fees(1)	1,178	1,055
Audit-related fees(2)	—	—
Tax fees(3)	25	17
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our interim financial statements, and also other assurance services rendered in connection with our follow-on offering in 2010 and filing of various registration statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means fees billed for tax compliance, tax advice, and tax planning services.
(4)	“All other fees” means aggregate fees billed for professional services rendered by our principal auditors, other than the audit fees and audit-related fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of ADS Purchased(1)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (1)
March 21, 2011 – March 31, 2011	0	N/A	0	$40,000,000
April 1, 2011 – April 30, 2011	68,277	$29.2723	68,277	$38,001,376
May 1, 2011 – May 31, 2011	795,078	23.8479	863,355	$19,040,412
June 1, 2011 – June 30, 2011	2,600	20.7295	865,955	$18,986,516
July 1, 2011 – July 31, 2011	0	N/A	0	$18,986,516
August 1, 2011 – August 31, 2011	500,000	12.0107	1,365,955	$12,981,156
September 1, 2011 – September 30, 2011	597,900	7.6163	1,963,855	$8,427,393
October 1, 2011 – October 31, 2011	430,718	7.3606	2,394,573	$5,257,041
November 1, 2011 – March 20, 2012	0	N/A	0	$5,257,041
Total	2,394,573	$14.5090	2,394,573	$5,257,041

(1)	Each of our ADS represents one ordinary share.
(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(3)	We publicly announced a share repurchase program on March 21, 2011, pursuant to which we are authorized to repurchase up to US$40 million worth of our outstanding ADSs within the next 12 months following March 21, 2011 (the program’s approval date). This share repurchase program expired on March 20, 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of VanceInfo and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of April 28, 2006, as amended as of July 30, 2007 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.2	Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of February 3, 2005 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.3	Series B Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of April 28, 2006, as amended as of July 30, 2007 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.4	Stock Plan dated as of November 3, 2005, as amended in April and May 2006, including form of Award Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.5	Share Incentive Plan dated as of July 30, 2007, as supplemented and amended on August 1, 2007, including form of Award Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.6	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

Exhibit Number	Description of Document

4.7	Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 4.7 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2011).

4.8	English Translation of Form of Employment Contract between VanceInfo Creative Software Technology Ltd., formerly named Worksoft Creative Software Technology Ltd., and a Senior Executive Officer of it (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2011).

4.9	English Translation of Asset Transfer Agreement between Worksoft Creative Software Technology Ltd. and SureKAM Co., Ltd. as of September 6, 2005 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.10	English Translation of Equity Transfer Contract among Worksoft Creative Software Technology Ltd. and other parties thereto dated as of September 15, 2006 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.11	English Translation of Asset Transfer Agreement between Worksoft Creative Software Technology Ltd. and Beijing SunBridges Technologies Development Co., Ltd. dated as of December 1, 2006 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.12	English Translation of Equity Transfer Contract among Worksoft Creative Software Technology Ltd., Hao Yu and Wei Wei dated as of March 15, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.13	English Translation of Power of Attorney between Ming Zhao and Chris Shuning Chen dated March 31, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.14	English Translation of Exclusive Technology Development and Consultancy Agreement among Worksoft Creative Software Technology Ltd., Shanghai Megainfo Tech Co., Ltd. and Ming Zhao dated as of March 31, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.15	English Translation of Loan Agreement among the Registrant, Airland International Limited and Bizexpress Limited dated March 31, 2007 (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.16	English Translation of Equity Transfer Contract among Worksoft Creative Software Technology Ltd., Jilun Zhang and Rongbin Shi dated as of April 1, 2007 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.17	English Translation of Equity Transfer Contract between the Registrant and Jinsong Tang dated as of May 31, 2007 (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

Exhibit Number	Description of Document

4.18	English Translation of Equity Transfer Contract between Worksoft Creative Software Technology Ltd. and parties thereto dated as of July 29, 2007 (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.19	English Translation of Loan Agreement among the Registrant, Hao Yu, Wei Wei and other parties thereto dated as of March 15, 2007 (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.20	Master Services Agreement and Intellectual Property Assignment between Worksoft Creative Software Technology Ltd. and Microsoft (China) Co., Ltd. dated as of November 1, 2005 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.21	Technical Service Agreement between Worksoft Creative Software Technology Ltd. and International Business Machine China Company Limited dated as of September 13, 2004 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

4.22	English Translation of Premises Lease Contract between VanceInfo Creative Software Technology Ltd. and Beijing Zhongguancun Huaxia Sci-Tech Co., Ltd. dated as of February 25, 2008 (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2009).

4.23*	VanceInfo Financial Solutions Limited 2011 Share Incentive Plan dated as of October 10, 2011.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-147601) filed with the Securities and Exchange Commission on November 23, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited.

15.2*	Consent of Fangda Partners.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Date: April 26, 2012

VANCEINFO TECHNOLOGIES INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

OF VANCEINFO TECHNOLOGIES INC.

We have audited the accompanying consolidated balance sheets of VanceInfo Technologies Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2010 and 2011 and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011 and related financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 26, 2012

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and share related data)

	As of December 31,
	2010	2011
Assets

Current assets:
Cash and cash equivalents	161,265	96,170
Term deposit	5,000	5,000
Restricted cash	679	1,587
Held-to-maturity securities-current	13,208	9,401
Available-for-sale investment	1,302	—
Accounts receivable, net of allowance for doubtful accounts of $1,956 and $2,200 as of December 31, 2010 and 2011, respectively	85,437	126,389
Prepaid expenses and other current assets	4,860	12,865
Deferred income tax assets-current	2,441	3,177

Total current assets	274,192	254,589

Rental deposits and prepaids	2,393	3,025
Property and equipment, net	20,344	36,580
Land use right	18,009	23,884
Intangible assets, net	6,836	15,746
Goodwill	28,072	52,061
Long-term investment	193	—
Held-to-maturity securities, non-current	1,558	—
Deferred income tax assets, non-current	42	11

Total assets	351,639	385,896

Liabilities

Current liabilities:
Short-term bank loan	3,020	1,587
Accounts payable	823	1,079
Accrued expenses and other payables	36,377	54,980
Income tax payable	7,720	7,918
Deferred income-current	462	478
Deferred revenue	1,276	396

Total current liabilities	49,678	66,438

Deferred income tax liabilities, non-current	1,220	3,413
Deferred income, non- current	1,305	2,384
Long- term payable for business acquisitions, non-current	3,269	10,217

Total liabilities	55,472	82,452

Contingencies and commitments (Notes 25 and 26)

Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized;
44,556,910 and 44,714,963 shares issued as of December 31, 2010 and 2011, respectively; 44,556,910 and 42,320,390 shares outstanding as of December 31, 2010 and 2011, respectively)	45	45
Additional paid-in capital	208,431	223,707
Shares issuable in connection with business acquisitions	3,594	—
Treasury stock, in the form of ADS, at cost (nil and 2,394,573 shares as of December 31, 2010 and 2011, respectively)	—	(34,791)
Accumulated other comprehensive income	8,836	17,029
Statutory reserves	3,478	6,373
Retained earnings	71,783	91,081

Total equity	296,167	303,444

Total liabilities and equity	351,639	385,896

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and share related data)

	For the years ended December 31,
	2009	2010	2011

Revenues	152,065	216,492	290,583
Business tax	(3,999)	(4,942)	(7,446)

Net revenues	148,066	211,550	283,137
Cost of revenues (including share-based compensation of $313, $492 and $762 in 2009, 2010 and 2011, respectively)	(90,830)	(130,035)	(184,518)

Gross profit	57,236	81,515	98,619

Selling, general and administrative expenses (including share-based compensation of $1,252, $2,755 and $7,682 in 2009, 2010 and 2011, respectively)	(34,710)	(51,901)	(81,848)

Total operating expenses	(34,710)	(51,901)	(81,848)

Change in fair value of contingent consideration payable for business acquisition	(62)	221	920
Other operating income	413	2,036	3,172

Income from operations	22,877	31,871	20,863
Interest income	856	782	2,295
Interest expense	(86)	(85)	(121)
Exchange differences	(119)	(950)	(949)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisitions	—	612	1,215

Income before income taxes and earnings (loss) in equity method investment	23,528	32,230	23,303
Income tax expense	(2,089)	(2,518)	(1,075)

Income before earnings (loss) in equity method investment	21,439	29,712	22,228
Earnings (loss) in equity method investment	69	151	(35)

Net income	21,508	29,863	22,193

Income attributable to VanceInfo Technologies Inc. shareholders	21,508	29,863	22,193

Net income per share
Basic-ordinary share	0.56	0.74	0.51
Diluted-ordinary share	0.52	0.69	0.49

Net income	21,508	29,863	22,193

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(48)	3,722	8,615
Unrealized gains (loss) on foreign currency exchange forward contract	145	(506)	(247)
(Gains) loss on foreign currency exchange forward contract transfer to statements of operations	(36)	202	319
Transfer to the statements of operations of realized gain on available- for-sale investment , net tax effect of $87	—	—	(494)
Net unrealized gain on available-for-sale investment, net tax effect of ($87)	—	494	—

Total other comprehensive income, net of tax	61	3,912	8,193

Comprehensive income	21,569	33,775	30,386

Comprehensive income attributable to VanceInfo Technologies Inc. Shareholders	21,569	33,775	30,386

Weighted average shares used in calculating net income per share
Basic-ordinary share	38,389,495	40,298,060	43,103,190
Diluted-ordinary share	41,576,217	43,406,080	45,248,469

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Additional	Treasury	Shares issuable in connection with business	Accumulated other comprehensive	Statutory	Retained	Total shareholders’
	Shares	Amount	paid-in capital	stock	acquisitions	income	reserves	earnings	equity

Balance as of January 1, 2009	39,120,879	39	101,184	—	1,527	4,863	1,316	22,574	131,503
Issuance of ordinary shares in connection with business acquisitions	422,213	1	2,088	—	(1,527)	—	—	—	562
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	—	520	—	—	—	520
Repurchase of ordinary shares	(2,800)	—	(13)	—	—	—	—	—	(13)
Issuance of ordinary shares upon share offering	345,000	—	2,648	—	—	—	—	—	2,648
Ordinary shares issued for share-based compensation	2,800	—	4,208	—	—	—	—	—	4,208
Share-based compensation	—	—	1,565	—	—	—	—	—	1,565
Provision for statutory reserve	—		—	—	—		991	(991)	—
Unrealized gain on foreign currency exchange forward contract	—	—	—	—	—	145	—	—	145
Gain on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	(36)	—	—	(36)
Foreign currency translation adjustment	—	—	—	—	—	(48)	—	—	(48)
Net income	—	—	—	—	—	—	—	21,508	21,508

Balance as of December 31, 2009	39,888,092	40	111,680	—	520	4,924	2,307	43,091	162,562
Issuance of ordinary shares in connection with business acquisitions	26,442	—	520	—	(520)	—	—	—	—
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	—	1,978	—	—	—	1,978
Shares issuable in connection with VanceInfo Financial Service acquisition (Note 4)	—	—	—	—	1,616	—	—	—	1,616
Ordinary shares returned from an employee (Note 20)	(27,772)	—	(537)	—	—	—	—	—	(537)
Issuance of ordinary shares upon share offering	2,530,000	3	89,223	—	—	—	—	—	89,226
Ordinary shares issued for share-based compensation	2,140,148	2	4,508	—	—	—	—	—	4,510
Share-based compensation	—	—	3,037	—	—	—	—	—	3,037
Provision for statutory reserve	—	—	—	—	—		1,171	(1,171)	—
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	—	(506)	—	—	(506)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	202	—	—	202
Net unrealized gain on available-for-sale investment, net tax effect of ($87)	—	—	—	—	—	494	—	—	494
Foreign currency translation adjustment	—	—	—	—	—	3,722	—	—	3,722
Net income	—	—	—	—	—	—	—	29,863	29,863

Balance as of December 31, 2010	44,556,910	45	208,431	—	3,594	8,836	3,478	71,783	296,167
Issuance of ordinary shares in connection with business acquisitions	158,053	—	5,443	—	(3,594)	—	—	—	1,849
Repurchase of ordinary shares	(2,394,573)	—	—	(34,791)	—	—	—	—	(34,791)
Ordinary shares issued for share-based compensation	—	—	1,678	—	—	—	—	—	1,678
Share-based compensation	—	—	8,155	—	—	—	—	—	8,155
Provision for statutory reserve	—	—	—	—	—	—	2,895	(2,895)	—
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	—	(247)	—	—	(247)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	319	—	—	319
Transfer to the statement of operations of realized gain on available-for-sale investment, net tax effect of $87	—	—	—	—	—	(494)	—	—	(494)
Foreign currency translation adjustment	—	—	—	—	—	8,615	—	—	8,615
Net income	—	—	—	—	—	—	—	22,193	22,193

Balance as of December 31, 2011	42,320,390	45	223,707	(34,791)	—	17,029	6,373	91,081	303,444

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income	21,508	29,863	22,193
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,565	3,247	8,444
Depreciation and amortization of property and equipment	4,078	6,397	7,057
Amortization of intangible assets	1,668	2,023	3,549
Amortization of land use right	—	—	220
(Gain) loss on foreign currency exchange forward contracts transfer to statements of operations	(52)	578	333
Loss (gain) on disposal of property and equipment	282	(298)	(3)
Allowance for doubtful accounts	445	685	75
Change in fair value of contingent consideration payable for acquisition	62	(221)	(920)
(Earnings) loss in equity method investment	(69)	(151)	35
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	—	(612)	(1,215)
Accrued interest income of available-for-sale investment	—	(41)	—
Changes in operating assets and liabilities:
Rental deposits and prepaids	430	(475)	(694)
Accounts receivable	(22,446)	(22,156)	(35,186)
Prepaid expenses and other current assets	(1,063)	945	(468)
Deferred income tax assets-current	(1,156)	(901)	(595)
Deferred income tax assets-non-current	—	(41)	44
Accounts payable	(2,485)	74	247
Deferred revenue	30	(1,495)	(905)
Accrued expenses and other payables	7,016	8,810	5,541
Income tax payable	2,479	2,643	(140)
Deferred income	757	(270)	1,094
Payment for land use rights	(879)	(16,727)	(5,132)
Deferred income tax liabilities-non-current	(245)	(323)	(697)

Net cash provided by operating activities	11,925	11,554	2,877

Cash flows from investing activities:
Purchase of property and equipment	(6,416)	(11,680)	(6,678)
Payment for construction in progress	—	—	(20,810)
Purchase of non-current investment held-to-maturity securities	—	(1,560)	(6,079)
Purchase of current investment held-to-maturity securities	(12,104)	(15,213)	(5,253)
Proceeds from maturity of investments	—	13,648	16,826
Purchase of long-term investment	—	(200)	—
Purchase of available-for-sale investment	—	(661)	—
Consideration paid for business acquisitions (net of cash acquired of $1,730, $824 and $1,821 in 2009, 2010 and 2011, respectively)	(3,462)	(127)	(9,165)
Proceeds from disposal of property and equipment	34	501	90
Purchase of term deposit	(10,000)	—	(5,000)
Cash received upon maturity of term deposit	1,465	5,000	5,000
Restricted cash	—	(659)	(1,568)
Cash received upon maturity of restricted cash	—	—	695
Payment for settlement of foreign currency forward exchange contracts	—	(388)	(339)

Net cash used in investing activities	(30,483)	(11,339)	(32,281)

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In U.S. dollars in thousands)

	For the years ended December 31,
	2009	2010	2011
Cash flows from financing activities:
Proceeds from exercise of options	3,625	5,011	1,434
Proceeds from discounted nonvested shares granted, net of forfeiture	—	—	1,210
Repayments of loans assumed in business acquisitions	(2,386)	—	—
Repurchase of ordinary shares	(13)	—	(34,791)
Proceeds from issuance of ordinary shares upon share offering in 2009	3,624	—	—
Payment for issuance costs in connection with share offering in 2009	(712)	(220)	—
Proceeds from issuance in connection with share offering in 2010	—	89,816	—
Payment for issuance costs of ordinary shares upon share offering in 2010	—	(507)	(52)
Consideration paid for business acquisitions	—	(814)	(3,933)
Proceeds from short-term bank loan	—	2,939	1,568
Repayments of short-term bank loan	(1,465)	—	(3,086)

Net cash provided by (used in) financing activities	2,673	96,225	(37,650)

Effect of exchange rate changes	(21)	768	1,959
Net (decrease) increase in cash and cash equivalents	(15,885)	96,440	(67,054)
Cash and cash equivalents at beginning of year	79,963	64,057	161,265

Cash and cash equivalents at end of year	64,057	161,265	96,170

Supplemental disclosures of cash flow information
Income tax paid	1,055	1,331	3,085

Interest paid	80	79	119

Non-cash investing activities:
Acquisition of businesses:
Ordinary shares issued and to be issued	549	1,616	1,849
Outstanding consideration payable for business acquisitions during the year	8,187	1,633	18,236

Change in payable for purchase of property and equipment	1,233	(510)	572

Non-cash financing activities:
Accrued issuance costs related to share offerings	264	127	—

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

VanceInfo Technologies Inc. (“VanceInfo” or the “Company”), formerly known as Thinkplus Investments Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on April 19, 2004 and was re-domiciled to the Cayman Islands on October 10, 2005. VanceInfo, together with its subsidiaries, are hereinafter referred to as the “Group”.

The Group is principally engaged in the provision of IT services that mainly include quality assurance testing, application development and maintenances, research and development, globalization and localization, and enterprise solutions in the PRC.

As of December 31, 2011, the Group’s subsidiaries were as follows:

Subsidiaries	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of beneficial ownership

VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”)	July 2, 2004	PRC	100%
VanceInfo Creative Software Technology Ltd. (“VanceInfo BVI”)	August 6, 2004	BVI	100%
VanceInfo Japan Inc. (“VanceInfo Japan”)	November 25, 2004	Japan	99.9%
VanceInfo Technologies Inc. (“VanceInfo US”)	November 29, 2005	United States of America (“US”)	100%
VanceInfo Technologies Limited (“VanceInfo Hong Kong”)	March 27, 2007	Hong Kong	100%
Shanghai VanceInfo Technologies Limited (“VanceInfo Shanghai”, formerly name “Shanghai Solutions Software Co., Ltd.” )	May 29, 2007	PRC	100%
Beijing Chosen Technology Co., Ltd. (“Chosen”)	July 31, 2007	PRC	100%
VanceInfo Technologies Limited (“VanceInfo Tianjin”)	November 15, 2007	PRC	100%
Shanghai VanceInfo Creative Software Technology Limited (“VanceInfo Shanghai Creative”)	September 9, 2008	PRC	100%
VanceInfo Malaysia Inc. Sdn. Bhd	October 9, 2008	Malaysia	100%
Shenzhen VanceInfo Creative Software Technology Limited (“VanceInfo Shenzhen”)	October 28, 2008	PRC	100%
Nanjing VanceInfo Creative Software Technology Limited (“VanceInfo Nanjing”)	December 19, 2008	PRC	100%
TP Teleservices Limited (“TP Teleservices”)	July 2, 2009	Hong Kong	100%
TP (Hong Kong) Limited (“TP Hong Kong”)	July 2, 2009	Hong Kong	100%
TP Consultants Limited (“TP Consultants”)	July 2, 2009	Hong Kong	100%
TP (Taiwan) Limited (“TP Taiwan”)	July 2, 2009	Hong Kong	100%
TP Software Technology (Shanghai) Co., Ltd. (“TP Shanghai”)	July 2, 2009	PRC	100%
VanceInfo Financial Service Limited (“VanceInfo Financial Service”, formerly named “Link Result Limited”)	July 2, 2010	Hong Kong	100%
VanceInfo Data Service (Shanghai) Co., Ltd. (“VanceInfo Data”, formerly named “A-IT (Shanghai) Software Services Co., Ltd.”)	July 2, 2010	PRC	100%
Beijing Viatt Information Technology Co., Ltd. (“Beijing Viatt”)	January 4, 2011	PRC	100%
Lifewood Technology Limited (“Lifewood Technology”)	April 1, 2011	Hong Kong	100%
Lifewood Data Technology Limited (“Lifewood Data)	April 1, 2011	Hong Kong	100%
Lifewood Data Technology (Shenzhen) Limited (“Lifewood Shenzhen”)	April 1, 2011	PRC	100%
Lifewood Data Technology (Dongguan) Limited (“Lifewood Dongguan”)	April 1, 2011	PRC	100%
VanceInfo Technologies Australia Pty. Ltd. (“VanceInfo Australia”, formerly named “Salsatec Corporation Pty. Ltd.” )	July 1, 2011	Australia	100%
Beijing Data Pioneer Information Technology Co., Ltd. (“Beijing DPC”)	August 1, 2011	PRC	100%
Beijing Kang Pu Wei Century Information Technology Co., Ltd. (“Beijing KPW”)	August 1, 2011	PRC	100%
VanceInfo Singapore Pte. Ltd. (“VanceInfo Singapore)	August 12, 2011	Singapore	100%
VanceInfo Financial Solutions Limited. (“VanceInfo Financial Solutions”)	September 9, 2011	BVI	100%
Nanjing VanceInfo Technologies Training Center (“Nanjing Training Center”)	November 11, 2011	PRC	100%

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of VanceInfo, its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives and impairment of property and equipment, impairment of goodwill and indefinite-lived intangible assets, economic lives of intangible assets, purchase price allocation in business combinations, contingent consideration for business acquired, fair value of hedging, valuation allowance for deferred tax assets, revenue recognition for fixed price contracts and stock-based compensation expense. Actual results could differ from those estimates.

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, held-to-maturity securities, accounts receivable, short-term bank loan and accounts payable, the carrying values of which approximate their fair value due to their short-term maturities.

The Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011 include the foreign currency exchange forward contracts based on Level 2 inputs, available-for-sale investment and contingent consideration payable in connection with a business acquisition based on Level 3 inputs.

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts based on estimates, historical experience and other factors surrounding the credit risk of specific customers.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Furniture and office equipment	5 years
Motor vehicles	5 years
Computers and software	3-5 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Business combinations

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified post-acquisition conditions, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles — Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The Group’s chief operating decision maker only reviews the Group’s discrete financials at its consolidated level and there are no segment managers who are held accountable by the Company’s chief operating officer or anyone else, for operations, operating results, and planning for levels or components below the consolidated level, and the Group determines the entities which have similar economic characteristics as a reporting unit. Accordingly, consistent with the management’s operational perspective, the Group determines that it has only one reporting unit.

The Group annually on the last day of each fiscal year, or more frequently if the Group believes indicators of impairment exist, reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow, or DCF,) methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.The Group did not incur any impairment loss on goodwill for the years ended December 31, 2009, 2010 or 2011.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and intangible assets - continued

Intangible assets, net

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

Contract backlog	0.17-1 year
Customer base and relationship	3-10 years
Non-compete agreement	2-5 years
Software technology	2 years
Tradename	Indefinite

Intangible assets with an indefinite useful life are not amortized. Intangible assets with indefinite lives including Tradename of $5,193 are carried at cost without amortization recognized.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible assets with their carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. The Group did not incur any impairment loss on intangible assets not subject to amortization for the years ended December 31, 2009, 2010 or 2011.

Land use right

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Payment for acquiring land use right is stated at cost less accumulated amortization. Amortization is provided over the contractual term of the land use right on a straight-line basis.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Research and development outsourcing services and IT services - continued

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other solutions - continued

Revenue recognized in excess of billings is recorded as unbilled receivables and is included in accounts receivable. Amounts billed but not yet collected are recorded as billed receivables and are included in accounts receivable. All billed and unbilled amounts are expected to be collected within one year.

The breakdown of net revenues by types of contracts is as follows.

	For the years ended December 31,
	2009	2010	2011

Time-and-material contracts	105,385	130,937	187,953
Fixed-price contracts	39,496	76,221	92,395
Others	3,185	4,392	2,789

Total	148,066	211,550	283,137

Business tax

The Group’s PRC subsidiaries are subject to business tax at rate of 5% of total revenues for certain types of contracts. Certain services contracts are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

Government subsidies

Government subsidies include amounts granted by local government authorities to encourage the employment of new college graduates and other purposes. Government subsidies are recorded as receivables when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies, when historically the expenses that the subsidies intended to compensate normally have incurred by the Company. Historically the Group reported all government subsidies as other operating income, and beginning 2011, the government subsidies to encourage employment of new college graduates are reported as deductions to the cost of revenues in the statements of operations. The Group has retrospectively adjusted the financial information of comparative periods for consistent presentation. Subsidies for other purposes are recognized as other operating income because the subsidies are not intended to compensate for specific expenditure. For the years ended December 31, 2009, 2010 and 2011, the Group recognized government subsidies as a reduction to costs of revenues of $1,341, $2,948 and $5,508, respectively, and as other operating income of $192, $1,631, and $2,052 respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Foreign currency translation

The functional and reporting currency of VanceInfo, VanceInfo BVI and VanceInfo Financial Solutions is the United States dollar (“U.S. dollar”). The financial records of the Group’s other subsidiaries are maintained in their local currencies, which are the functional currencies of these entities.

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

The Group’s entities with functional currency other than U.S. dollar translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income, unrealized gains on foreign currency forward exchange contracts for effective portion and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with authorized financial institutions, which refer to (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings.

Details of customers accounting for 10% or more of total revenues are as follows:

	For the years ended December 31,
	2009	2010	2011
	%	%	%

Customer
A	23	26	25
B	13	12	12
C	11	9	8

Details of customers accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2010	2011
	%	%

Customer
A	46	44

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Treasury stock

The Group purchased treasury stock in the form of ADS in the open market, and accounted for the repurchase of ordinary shares under the cost method.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (FASB) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i) For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii) The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group early adopted this guidance on January 1, 2009 and reported the total of comprehensive income, the components of net income and other comprehensive income in the consolidated statements of operations and comprehensive income. It did not have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

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

The following tables summarize the Group’s long-lived assets and net revenues in different geographic locations:

Long-lived assets

	As of December 31,
	2010	2011

Greater China	73,046	117,372
US	2,228	8,636
Others	573	5,288

Total	75,847	131,296

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

3.	SEGMENT INFORMATION - continued

Geographic information - continued

Net revenues (1\)

	For the years ended December 31,
	2009	2010	2011
Greater China	59,373	95,481	132,721
US	56,634	70,955	95,324
Europe	23,148	32,178	42,433
Japan	8,466	9,889	9,500
Others	445	3,047	3,159

Total	148,066	211,550	283,137

(1)	Based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.

The following table summarizes the Group’s net revenues by service lines:

	For the years ended December 31,
	2009	2010	2011
Research and Development Outsourcing Services:
Research & development services	90,581	124,181	141,251
Globalization & localization	5,118	6,060	7,312
IT Services:
Enterprise solutions	14,429	19,725	25,236
Application development & maintenance	26,373	43,825	75,543
Quality assurance & testing	7,807	13,003	22,548
Other Solutions and Services	3,758	4,756	11,247

Total	148,066	211,550	283,137

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS

Acquisition of TP’s equity interest

On July 2, 2009, the Group acquired 100% equity interests in the operating subsidiaries of TP Corporation Limited (“TP”), a provider of customer relationship management solutions and system integration. The acquisition has strengthened the Group’s position in software services. Accordingly, the purchase method of accounting has been applied. The fair value of additional contingent considerations, based on specified earnings objectives predefined for the six-month period ended December 31, 2009, and twelve-month period ended December 31, 2010 and twelve-month period ended December 31, 2011. The acquired net assets were recorded at their fair market value at the date of acquisition. The estimated purchase price of $8,644 consisted of the following:

Fair value of consideration:
Cash consideration	4,856
Fair value of equity consideration	3,788

Total	8,644

The purchase price was allocated as follows:

		Amortization period
Cash	1,730
Other current assets	2,926
Property and equipment	248
Rental deposits	82
Intangible assets:
Customer base and relationship	2,163	5 years
Tradename	1,645	indefinite
Non-compete agreement	332	5 years
Contract backlog	743	1.5 years
Software technology	323	2 years
Goodwill	6,277
Deferred tax assets - non-current	43
Current liabilities	(4,607)
Deferred tax liabilities	(875)
Short term loan	(2,386)

Total	8,644

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of TP’s equity interest - continued

The first contingent consideration based on the earnings of TP for the six-month period ended December 31, 2009 was determined to be $1,337 when the contingency was resolved on December 31, 2009, of which $817 was settled in cash and $520 was settled in 26,442 ordinary shares of the Company at a fair value of $19.66 per share in 2010.

The second contingent consideration based on earnings of TP for the twelve-month period ended December 31, 2010, was determined to be $3,993 when the contingency was resolved on December 31, 2010, of which $2,015 was settled in cash and $1,978 was settled in 55,944 ordinary shares of the Company at a fair value of $35.36 per share in 2011.

The fair value of the final contingent consideration based on the collection of related accounts receivable was determined to be up to $3,275 as of December 31, 2011, of which up to $2,004 may be settled in cash and up to $1,271 may be settled in ordinary shares.

The change in fair value of the contingent consideration during the years ended December 31, 2009, 2010 and 2011 was a loss of $62, a gain of $80 and nil, respectively, which were recognized in the consolidated statements of operations.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2009 of the Group as if the acquisition had occurred on January 1, 2009. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year ended December 31,
2009
(unaudited)
Pro forma net revenues	151,068
Pro forma net income	21,869
Pro forma net income per ordinary share-basic	0.57
Pro forma net income per ordinary share-diluted	0.53

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of VanceInfo Financial Service’s equity interest

On October 1, 2008, the Group completed the purchase of a 33% equity interest in VanceInfo Financial Service, a China-based company providing IT outsourcing services to multinational financial institutions, with investment cost of $841, including $330 of cash consideration paid to selling shareholders, $495 of capital injection to the investee in the form of an indefinite-lived interest-free loan and $16 of acquisition costs. The Group accounted for the investment using equity method of accounting because the Group had the ability to exercise significant influence over the investee.

In July 2010, the Group acquired the remaining 67% equity interest in VanceInfo Financial Service from other shareholders with initial consideration of $670 in cash. Contingent consideration is determined based on earnings of the acquired business in the six-month period ended December 31, 2010. The acquired net assets were recorded at their fair value at the date of acquisition. The estimated purchase price of $5,759 consisted of the following:

Initial cash payment	670
Fair value of contingent consideration:
Cash consideration	1,555
Fair value of equity consideration	1,834
Fair value of the 33% equity interest:
Carrying amount	1,088
Gain on re-measurement of fair value of non-controlling equity investment	612

Total	5,759

The purchase price was allocated as follows:

		Amortization period
Cash	824
Other current assets	1,997
Property and equipment	80
Rental deposits	7
Intangible assets:
Customer base and relationship	926	5.5 years
Non-compete agreement	40	2 years
Goodwill	2,490
Current liabilities	(401)
Deferred tax liabilities	(204)

Total	5,759

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of VanceInfo Financial Service’s equity interest - continued

The additional cash consideration, based on the earnings of VanceInfo Financial Service for the six-month period ended December 31, 2010, was determined to be $3,144 when the contingency was resolved on December 31, 2010, of which $1,565 was settled in cash and $1,579 was settled in 44,642 ordinary shares of the Company at a fair value of $35.36 per share in 2011.

The change in fair value of the contingent consideration during the years ended December 31, 2010, 2011 was a gain of $141 and $89, respectively, was recognized in the consolidated statements of operations.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2009 and 2010 of the Group as if the acquisition had occurred on January 1, 2009. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma net revenues	151,308	214,717
Pro forma net income	21,720	30,383
Pro forma net income per ordinary share-basic	0.57	0.75
Pro forma net income per ordinary share-diluted	0.52	0.70

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Acquisition of Beijing Viatt’s equity interest

In February 2010, the Group extended a loan with principal of $440 to Beijing Viatt Information Technology Co. Ltd. (“Beijing Viatt”), a private company providing IT services and solutions for Chinese domestic financial institutions. The loan carries 8% annual interest rate with two-year term and is convertible into a 20% equity interest of Beijing Viatt. The investment was accounted for by the Group as available-for-sale investment which measured at fair value on a recurring basis. The Group remeasured the fair value of this available-for-sale investment at the end of December 31, 2010 using a binomial model based on certain key assumptions such as the probability of conversion to ordinary shares of Beijing Viatt and the fair value of the equity of Beijing Viatt, and $494 excess of fair value over the carrying amount as the unrecognized gains on the available-for-sale investment was recorded in other comprehensive income for the year ended December 31, 2010.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of Beijng Viatt’s equity interest - continued

In January 2011, the Group converted the loans into a 20% equity interest, and acquired remaining equity interest in Beijing Viatt. Under the terms of the acquisition agreement, the Group paid an initial consideration of approximately $1,542 in cash. Contingent consideration will be paid based on the financial performance of the acquired business for the 24-month period ending December 31, 2012. The acquisition is expected to strengthen the Group’s position in PRC’s domestic financial services sector. The estimated fair value of Beijing Viatt as of the acquisition date consisted of the following:

Initial cash payment	1,542
Fair value of contingent consideration:
Cash consideration	1,484
Fair value of equity consideration	1,661
Fair value of the 20% equity interest:
Carrying amount	483
Gain on re-measurement of fair value of non-controlling equity investment	514

Total	5,684

The purchase price was allocated as follows:

		Amortization period
Cash	267
Other current assets	484
Property and equipment	74
Intangible assets:
Customer base and relationship	386	5 years
Contract backlog	16	1years
Trade name	177	indefinite
Non-compete agreement	583	4 years
Goodwill	4,454
Current liabilities	(466)
Deferred tax liabilities	(291)

Total	5,684

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of Beijng Viatt’s equity interest - continued

The change in fair value of the contingent consideration during the year ended December 31, 2011 was a gain of $897, which was recognized in the consolidated statements of operations.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2010 and 2011 of the Group as if the acquisition had occurred on January 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

For the year ended December 31,
2010
(unaudited)

Pro forma net revenues	212,682
Pro forma net income	29,511
Pro forma net income per ordinary share-basic	0.73
Pro forma net income per ordinary share-diluted	0.68

The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 4, 2011 is not presented because the Group believes it is impracticable to do so.

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Acquisition of Lifewood’s equity interest

On April 1, 2011, the Group acquired 100% equity interests in the operating subsidiaries of Lifewood Data Technology Limited and Lifewood Technology Limited (together, “Lifewood”), a provider of business process outsourcing (“BPO”) services with an initial consideration of $3,961 in cash and $1,669 settled in 50,746 ordinary shares. Contingent consideration will be paid based on financial performance for each twelve-month period ending March 31, 2012, 2013 and 2014, respectively. The acquired net assets were recorded at their fair value at the date of acquisition. The estimated purchase price of $10,798 consisted of the following:

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of Lifewood’s equity interest - continued

Initial payment:
Cash consideration	3,961
Fair value of equity consideration	1,669
Fair value of contingent consideration:
Cash consideration	2,561
Fair value of equity consideration	2,607

Total	10,798

The purchase price was allocated as follows:

		Amortization period
Cash	219
Other current assets	435
Property and equipment	203
Rental Deposit	14
Intangible assets:
Customer base and relationship	2,571	6.75 years
Tradename	2,571	indefinite
Non-compete agreement	257	4.75 years
Software technology	257	3 years
Goodwill	6,386
Deferred tax assets – non -current	13
Current liabilities	(1,195)
Deferred tax liabilities	(933)

Total	10,798

The change in fair value of the contingent consideration during the year ended December 31, 2011 was a gain of $224, which was recognized in the consolidated statements of operations.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of Lifewood’s equity interest - continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2010 and 2011 of the Group as if the acquisition had occurred on January 1, 2010 and 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2010	2011
	(unaudited)	(unaudited)

Pro forma net revenues	216,296	283,857
Pro forma net income	29,046	21,979
Pro forma net income per ordinary share-basic	0.72	0.51
Pro forma net income per ordinary share-diluted	0.67	0.49

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Acquisition of Oracle consulting and implementation service business

On April 30, 2011, the Group entered into a purchase agreement with a consulting company to acquire its business of Oracle consulting and implementation services with an initial consideration of $254 in cash and $217 settled in 6,721 ordinary shares. Contingent consideration will be paid based on financial performance for each twelve-month period ending April 30, 2012 and 2013, respectively. The acquired net assets were recorded at their fair value at the date of acquisition. The estimated purchase price of $2,036 consisted of the following:

Initial payment:
Cash consideration	254
Fair value of equity consideration	217
Fair value of contingent consideration:
Cash consideration	953
Fair value of equity consideration	612

Total	2,036

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of Oracle consulting and implementation service business - continued

The purchase price was allocated as follows:

		Amortization period
Current assets	381
Property and equipment	4
Intangible assets:
Customer base and relationship	525	5 years
Non-compete agreement	175	5 years
Goodwill	1,056
Deferred tax liabilities	(105)

Total	2,036

The change in fair value of the contingent consideration during the year ended December 31, 2011 was a loss of $70, which was recognized in the consolidated statements of operations.

The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 1, 2010 is not presented because the Group believes it is impracticable to do so.

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Acquisition of VanceInfo Australia’s equity interest

In September 2010, VanceInfo BVI, through one of its subsidiaries, made a strategic investment in VanceInfo Technologies Australia Pty. Ltd, or VanceInfo Australia (formerly named Salsatec Corporation Pty. Ltd.), an Australia-based IT services and solution provider for Australian telecom and technology companies. Under the terms of the agreement, the Company invested $200 in cash for an initial equity interest of 20% of VanceInfo Australia in convertible redeemable preferred stock, with an exclusive right to acquire the remaining 80% of the equity within the next 12 months. As the Group has significant influence over VanceInfo Australia, the investment has been recorded using the equity method of accounting in the first half of 2011.

In July 2011, the Group purchased the remaining 80% equity interest in VanceInfo Australia for an initial consideration of $478 in cash. Contingent consideration will be paid based on financial performance for each twelve-month period ending September 30, 2012, 2013 and 2014, respectively. The acquired net assets were recorded at their fair value at the date of acquisition. The estimated fair value of VanceInfo Australia as of the acquisition date consisted of the following:

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of VanceInfo Australia’s equity interest - continued

Initial cash consideration:	478
Fair value of contingent consideration:
Cash consideration	1,573
Fair value of equity consideration	1,997
Fair value of the 20% equity interest:
Carrying amount	159
Gain on re-measurement of fair value of non-controlling equity investment	701

Total	4,908

The purchase price was allocated as follows:

		Amortization period
Cash	276
Other current assets	287
Property and equipment	93
Intangible assets:
Customer base and relationship	700	5 years
Non-compete agreement	715	5 years
Goodwill	3,661
Current liabilities	(400)
Deferred tax liabilities	(424)

Total	4,908

The change in fair value of the contingent consideration from the date of acquisition to December 31, 2011 was a loss of $105 and was recognized in the consolidated statements of operations.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2010 and 2011 of the Group as if the acquisition had occurred on January 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2010	2011
	(unaudited)	(unaudited)

Pro forma net revenues	211,815	283,622
Pro forma net income	29,844	21,825
Pro forma net income per ordinary share-basic	0.74	0.51
Pro forma net income per ordinary share-diluted	0.69	0.48

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of VanceInfo Australia’s equity interest - continued

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Acquisition of Beijng DPC’s equity interest

On August 1, 2011, the Group acquired 100% equity interest in Beijing Data Pioneer Information Technology Co., Ltd., or Beijing DPC, a China-based company providing IT consulting and services to Chinese domestic financial institutions, for an initial consideration of $1,863 in cash which was settled in 2011. Contingent consideration will be paid based on financial performance of the acquired business for each twelve-month period ending July 31, 2012 and 2013. The acquired net assets were recorded at their fair value at the date of acquisition. The estimated purchase price of $4,387 consisted of the following:

Initial cash payment	1,863
Fair value of contingent consideration:
Cash consideration	1,400
Fair value of equity consideration	1,124

Total	4,387

The purchase price was allocated as follows:

		Amortization period
Cash	1,060
Other current assets	705
Property and equipment and other long-term assets	50
Intangible assets:
Customer base and relationship	1,003	5 years
Contract backlog	248	1 years
Non-compete agreement	201	5 years
Goodwill	2,362
Current liabilities	(879)
Deferred tax liabilities	(363)

Total	4,387

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of Beijng DPC’s equity interest - continued

The change in fair value of the contingent consideration during the year ended December 31, 2011 was a loss of $69, which was recognized in the consolidated statements of operations.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2010 and 2011 of the Group as if the acquisition had occurred on January 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2010	2011
	(unaudited)	(unaudited)

Pro forma net revenues	214,310	284,399
Pro forma net income	29,880	21,875
Pro forma net income per ordinary share-basic	0.74	0.51
Pro forma net income per ordinary share-diluted	0.69	0.48

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Acquisition of a professional team of Seattle-based service firm

In October 2011, the Group acquired the assets and the professional team of a U.S-based IT services company specialized in Microsoft capabilities. Under the terms of the acquisition agreement, the Group paid an initial consideration of $3,000 in cash. Contingent cash consideration will be paid based on the team’s financial performance during the three-month period ending March 31, 2012. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition.

The estimated purchase price of $5,913 consisted of the following:

Initial cash payment	3,000
Fair value of contingent consideration:
Cash consideration	2,913

Total	5,913

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

4.	ACQUISITIONS - continued

Acquisition of a professional team of Seattle-based service firm - continued

The purchase price was allocated as follows:

		Amortization period

Other current assets	358
Property and equipment	71
Intangible assets:
Customer base and relationship	1,488	5 years
Non-compete agreement	308	3 years
Goodwill	4,815
Current liabilities	(358)
Deferred tax liabilities	(769)

Total	5,913

The change in fair value of the contingent consideration from the date of acquisition to December 31, 2011 was a loss of $43 and was recognized in the consolidated statements of operations.

The unaudited pro forma information of the acquisition as if the acquisition had occurred on January 1, 2010 and 2011 is not presented because the Group believes it is impracticable to do so.

The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

Fair value measurements in business acquisitions

The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach-excess earnings” and “with & without” valuation method. The Group measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China. The purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

5.	HELD-TO-MATURITY SECURITIES

The Group’s marketable securities are corporate notes as of December 31, 2010 and 2011. These securities are classified as held-to-maturity investments by the Group and carried at amortized costs.

The Company held the following held-to-maturity securities:

	As of December 31 2010	As of December 31 2011

Current:
Corporate notes	13,208	9,401

Sub -total	13,208	9,401

Non-current:
Corporate notes	1,558	—

Total	14,766	9,401

As of December 31, 2011, the maturity dates of the notes ranged from April 9, 2012 to August 27, 2012.

The Group recognized interest income of $193, $269 and $261 for the years ended December 31, 2009, 2010 and 2011, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

6.	AVAILABLE-FOR-SALE INVESTMENT

In February 2010, the Company extended a loan with principal of $440 to Beijng Viatt, a private company providing IT services and solutions for Chinese domestic financial institutions. The loan carries 8% annual interest rate with two-year term and is convertible into a 20% equity interest of Beijng Viatt. The investment was accounted for by the Company as available-for-sale investment which measured at fair value on a recurring basis. The Company recognized $32 interest income in the consolidated statements of operations for the year ended December 31, 2010. The Company remeasured the fair value of this available-for-sale investment as of December 31, 2010 using a binomial model based on certain key assumptions such as the probability of conversion to ordinary shares of Beijng Viatt and the fair value of the equity of Beijng Viatt, and $494 excess of fair value over the carrying amount as the unrecognized gains on the available-for-sale investment was recorded in other comprehensive income for the year ended December 31, 2010. In January 2011, VanceInfo converted this loan into a 20% equity interest, and acquired remaining equity interest in Beijng Viatt as set out in Note 4.

In September 2010, the Company extended another loan with principal of $221 to Beijing Viatt. The loan carried a 12% annual interest rate. The Company determined that the fair value of the investment approximated the outstanding balance of the loan, including the principal and the interest receivable. The Company recognized an interest income of $9 in the consolidated statements of operations for the year ended December 31, 2010 and this loan was settled in January 2011.

7.	ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	As of December 31,
	2010	2011

Billed accounts receivable	27,052	48,615
Unbilled accounts receivable	60,341	79,974
Less: allowance for doubtful accounts	(1,956)	(2,200)

Total accounts receivable, net	85,437	126,389

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2010	2011

Balance at beginning of the year	1,018	1,956
Charge to expenses	685	27
Write off	(335)	(312)
Provision in connection with the losses caused by an employee (Note 20)	537	—
Provision in connection with the acquisitions	—	441

Exchange difference	51	88

Balance at end of the year	1,956	2,200

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2010	2011

Prepaid for building construction project	—	6,197
Prepaid rentals	1,195	1,705
Advances to employees	790	397
Performance security deposit	757	105
Option exercise receivable	642	43
Interests receivable	347	801
Advance to suppliers	136	323
Prepaid insurance premium	85	708
Prepaid for income tax	—	616
Other prepaid expenses	908	1,970

Total	4,860	12,865

Prepaid for building construction project represented a prepayment for construction service provided by a supplier, which is expected to be transferred to construction in progress in 2012.

Performance security deposit represented an IT service contract performance deposit paid at the request of one of the Group’s customers, which is expected to be returned when the related contract is completed in 2012.

Other prepaid expenses primarily consisted of prepaid miscellaneous selling, general and administrative expenses.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

9.	FOREIGN CURRENCY FORWARD EXCHANGE CONTRACT

On July 10, 2010, the Group entered into a forward contract to purchase $5,000 for JPY432.50 million due on July 11, 2011 with nil consideration paid or received. The Group qualified for foreign currency cash flow hedge accounting with respect to this foreign currency forward exchange contracts, to hedge, for accounting purposes, changes in the cash flow of forecasted JPY-denominated revenue transactions attributable to fluctuation in foreign currency exchange rate during the one year term of the forward contract. The notional amounts of the forward contract designated as cash flow hedge was JPY43.25 million as of September 30, 2010, JPY129.75 million as of December 31, 2010, JPY129.75 million as of March 31, 2011, and JPY129.75 million as of June 30, 2010. The estimated fair value of the forward contract was negative $332 as of December 31, 2010, which was recorded in other payable. The fair value of the foreign exchange forward was estimated with the consideration of, among other factors, discount rate, timing and amount of cash flow and counterparty credit risk and is reported under Level 2 of the fair value hierarchy.

On July 6, 2011, the Group entered into a forward contract to purchase $5,000 for JPY403.35 million due on July 9, 2012 with nil consideration paid or received. The Group qualified for foreign currency cash flow hedge accounting with respect to this foreign currency forward exchange contracts, to hedge, for accounting purposes, changes in the cash flow of forecasted JPY-denominated revenue transactions attributable to fluctuation in foreign currency exchange rate during the one year term of the forward contract. The notional amounts of the forward contract designated as cash flow hedge was JPY100.84 million as of September 30, 2011, JPY100.84 million as of December 31, 2011, JPY100.84 million as of March 31, 2012, and JPY100.84 million as of June 30, 2012. The estimated fair value of the forward contract was negative $253 as of December 31, 2011, which was recorded in other payable. The fair value of the foreign exchange forward was estimated with the consideration of, among other factors, discount rate, timing and amount of cash flow and counterparty credit risk and is reported under Level 2 of the fair value hierarchy.

During the year 2011, the Group recorded following losses in other comprehensive income related to the contract:

For the year ended December 31, 2011

Unrealized losses recognized for effective portion	(247)
Losses transfer to statements of operations	319

Total	72

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

9.	FOREIGN CURRENCY FORWARD EXCHANGE CONTRACT - continued

During the year 2011, the Group recorded following loss in the exchange difference account in the consolidated statement of operations related to the contract:

For the year ended December 31, 2011

Loss transfer from other comprehensive income	(319)
Loss recognized due to changes in spot-forward difference	(14)

Total	(333)

The unrealized loss of $123 for effective portion associated with the forward contract was recorded in other comprehensive income as of December 31, 2011. The full amount is expected to be reclassified into earnings within the next 12 months when the underlying forecasted revenue is recognized. All hedging relationships under cash flow hedges were evaluated to be highly effective as of December 31, 2011. The Group qualified for cash flow hedge accounting for a portion of the forward contracts entered into in 2010 with $195 unrealized loss associated with those forward contracts recorded in other comprehensive income as of December 31, 2010 was settled in 2011, for which a total loss of $339 was recognized in exchange differences by the Group during 2010 and 2011.

10.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2010	2011

Furniture and office equipment	5,230	5,430
Motor vehicles	1,403	1,799
Computers and software	16,019	21,693
Leasehold improvements	11,314	12,454
Construction in progress	—	15,412

	33,966	56,788
Less: Accumulated depreciation and amortization	(13,622)	(20,208)

Property and equipment, net	20,344	36,580

Depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2009, 2010 and 2011 were $4,078, $6,397 and $7,057, respectively.

The Company started the construction of its new headquarters building in 2011 and $15,412 direct costs related to this construction were capitalized as construction in progress as of December 31, 2011.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

11.	INTANGIBLE ASSETS, NET

The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31,
	2010	2011

Intangible assets not subject to amortization:
Tradename	2,393	5,193
Intangible assets subject to amortization:
Contract backlog	902	1,182
Customer base and relationship	7,821	14,888
Non-compete agreement	1,036	3,322
Software technology	321	579

	12,473	25,164

Less: Accumulated amortization
Contract backlog	(902)	(1,052)
Customer base and relationship	(3,806)	(6,777)
Non-compete agreement	(688)	(1,227)
Software technology	(241)	(362)

	(5,637)	(9,418)

Acquired intangible assets, net	6,836	15,746

The Group recorded amortization expenses of $1,668, $2,023 and $3,549 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group expects to record amortization expenses of $3,687, $2,917, $2,195, $1,135 and $619 for 2012, 2013, 2014, 2015 and thereafter, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

12.	GOODWILL

The movement of the goodwill for the years ended December 31, 2010 and 2011 is as follows:

	As of December 31,
	2010	2011

Balance at beginning of the year	24,783	28,072
Goodwill acquired in acquisition of businesses	2,695	22,849
Exchange differences	594	1,140

Balance at end of the year	28,072	52,061

The Company performed its annual goodwill impairment test on the last day of each fiscal year, and did not incur any impairment loss on goodwill for the years ended December 31, 2009, 2010 and 2011.

13.	LONG-TERM INVESTMENT

Equity method investment

On October 1, 2008, the Company completed the purchase of 33% equity interest in VanceInfo Financial Service, a China-based company providing IT outsourcing services to multinational financial institutions, with an investment cost of $841. The Company accounted for the investment using equity method of accounting because the Company has the ability to exercise significant influence over the investee. On July 2, 2010, the Company acquired the remaining equity interest of VanceInfo Financial Service.

In September 2010, VanceInfo BVI, through one of its subsidiaries, made a strategic investment in VanceInfo Australia, an Australia-based IT services and solution provider for Australian telecom and technology companies. Under the terms of the agreement, the Company made a payment of $200 in cash for an initial equity interest of 20% of VanceInfo Australia in convertible redeemable preferred stock, with an exclusive option right to acquire the remaining 80% of the equity within the next 12 months.

As the Group has significant influence over VanceInfo Australia, the investment has been recorded using the equity method of accounting.

The investment earnings/(loss) generated from two equity method investments for the years ended December 31, 2009, 2010 and 2011 was $69, $151 and $(35), respectively.

In July 2011, the Company acquired the remaining equity interest of VanceInfo Australia as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

14.	LAND USE RIGHTS

The Group commenced the process to obtain land use rights for two pieces of land in Beijing in 2009, on which the Company plans to construct its new corporate headquarters and research and development center. In November 2009, the Company entered into an agreement with Zhongguancun Software Park Development Co., Ltd. (“ZSPD”), pursuant to which ZSPD agreed to develop the land in preparation for construction by the Company. As of December 31, 2010, the Company paid approximately $18,009 pursuant to the agreement with ZSPD and recorded as a prepaid land use rights on its consolidated balance sheets as of December 31, 2010.

In July 2011, the Group entered into a land use right transfer agreement with the Beijing Municipal Bureau of Land and Resources pursuant to which the Company acquired land use right with a 50-year term, for an additional consideration of approximately $5,025, plus related local levy of $151, paid in August and September 2011, respectively.

In respect of these agreements, the Group has recorded the aggregate amount of the consideration paid, amounting to $24,105 after an exchange rate effect of $920, for land use right. The Group reports the land use right at cost less accumulated amortization and amortizes the cost of the land use right on a straight-line basis over the 50-year term starting July 2011, based on the land use right certificate issued by the municipal government of Beijing Haidian District.

The Group recorded amortization expenses of nil and $220 for the years ended December 31, 2010 and 2011.

15.	SHORT-TERM BANK LOAN

Short-term bank loan, amounting to $1,587 as of December 31, 2011, was borrowed from a PRC bank with the guarantee provided by Shanghai Xuhui Financing & Guaranty Co., Ltd. and the pledge deposit of a term $1,587 which was recorded as restricted cash in the consolidated balance sheet. The loan had a monthly interest rate of 5.4667‰ and will be due in September 2012. The interest may be eligible for reimbursement by the local government as part of government subsidies to support the Group’s business.

Short-term bank loan, amounting to $3,020 as of December 31, 2010, was borrowed from a PRC bank with the guarantee provided by Shanghai Xuhui Guaranty Co., Ltd. and the pledge deposit of a term $679 which was recorded as restricted cash in the consolidated balance sheet. The loan had an annual interest rate of 5.31% and was fully repaid as of December 31, 2011. The interest was reimbursed by the local government in 2011 as part of government subsidies to support the Group’s business.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

16.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2010	2011

Payable for business acquisition-current	3,919	11,205
Accrued payroll and employee welfare	6,069	10,384
Accrued bonus	8,693	10,470
Accrued subcontract costs and reimbursable operating costs	8,203	8,249
Business tax payable	2,782	3,706
Other taxes payable	1,252	1,546
Proceeds from discounted nonvested shares granted, net of forfeiture	—	910
Professional fee	1,184	884
Advance from customer	1,173	3,410
Payable for purchase of property and equipment	925	1,497
Foreign currency forward exchange contract	332	253
Other accrued liabilities	1,845	2,466

Total	36,377	54,980

17.	INCOME TAXES

VanceInfo was incorporated in the Cayman Islands and is not subject to tax on its income or capital gains. In addition, payment of dividends by VanceInfo to our shareholders is not subject to withholding tax in the Cayman Islands.

Under the current laws of the British Virgin Islands, VanceInfo BVI and VanceInfo Financial Solutions are not subject to British Virgin Islands tax on income or capital gains. In addition, payment of dividends is not subject to withholding tax in the British Virgin Islands.

Pursuant to the relevant tax rules and regulations applicable to VanceInfo Japan, VanceInfo Japan was required to provide income tax of $1, $5 and $20 for the years of 2009, 2010 and 2011, respectively.

VanceInfo US was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2009, 2010 and 2011. WIT was subject to a progressive federal income tax rate from 15% to 35% depending on the income level and a state income tax rate at 8.84% for the years of 2009 and 2010.

VanceInfo Australia, which was acquired in 2011, was subject to an income tax rate of 30% for the year of 2011. VanceInfo Malaysia was subject to income tax of 28% for the years of 2009, 2010 and 2011, respectively. And VanceInfo Singapore, which was established in 2011, was subject to income tax of 17% for the year of 2011.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

17.	INCOME TAXES - continued

VanceInfo Hong Kong, TP Hong Kong, TP Taiwan, TP Consultants and TP Teleservices were subject to profit tax rate of 16.5% for the years of 2009, 2010 and 2011. VanceInfo Financial Service was subject to profit tax rate of 16.5% for the years of 2010 and 2011. Lifewood Technology and Lifewood Data were subject to profit tax rate of 16.5% for the year of 2011.

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

VanceInfo Beijing obtained the certificate on high and new technology enterprises in 2008 and is entitled to the preferential tax rate of 7.5% from 2008 to 2010 and the certificate was renewed in 2011 and was entitled to the preferential tax rate 15% in 2011. VanceInfo Shanghai was qualified as a “high and new technology enterprise” in December 2008, which entitled it to a 15% preferential income tax rate in 2008, and the certificate was renewed in 2009, and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to a 10% preferential income tax rate in 2009. VanceInfo Shanghai obtained the certificate of high and new technology enterprise and was subject to 15% in 2010 and 2011. TP Shanghai obtained the certificate of high and new technology enterprise and was subject to 15% in 2009 and 2010. VanceInfo Nanjing obtained the certificate of new setup software enterprise in 2009 and was entitled to an exemption of EIT from 2009 to 2010 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2011 to 2013. VanceInfo Data was acquired in 2010 which was incorporated in 2002. VanceInfo Data was recognized as a qualified “Software enterprises” in 2007, and was entitled to enjoy tax exemption in 2007 and 2008, and 50% tax reduction from 2009 to 2011 at the effective rate of 10%, 11%, 12%, respectively. VanceInfo Shenzhen was recognized as a qualified “software enterprise” in 2009 and was entitled to an exemption of EIT in 2010 and 2011 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2012 to 2014.

The applicable EIT rate for other PRC subsidiaries was 25% in 2009, 2010 and 2011.

Due to the changes in the new EIT law in March 2007, the Group’s deferred tax balances were calculated based on the enacted tax rate effective on January 1, 2008.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

17.	INCOME TAXES - continued

The high and new technology enterprise status is valid for three years and the qualified enterprises can then apply to renew for an additional three years provided the company’s business operations continue to qualify for high and new technology enterprise status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the high and new technology enterprise status at the conclusion of the initial three-year periods. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $1,327 and the net deferred liability balance would increase by $93, as of December 31, 2011, which would result in the decrease of the income tax expenses.

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

If the Company and its subsidiaries registered outside the PRC were to be non-resident for PRC tax purpose, dividends paid to them out of profits earned by the Company’s subsidiaries located in the PRC, which are tax resident in the PRC, after January 1, 2008, would be subject to a withholding tax of 10%.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC available for distribution to the Company are $114,373 as of December 31, 2011. The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As such, the undistributed earnings of the Company’s PRC subsidiaries are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes as of December 31, 2011.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

17.	INCOME TAXES - continued

Income (loss) before income taxes and earning (loss) in equity method investment:

	For the years ended December 31,
	2009	2010	2011

PRC	24,857	33,266	29,876
Other countries	(1,329)	(1,036)	(6,573)

Total	23,258	32,230	23,303

Income tax expenses are as follows:

	For the years ended December 31,
	2009	2010	2011

Income taxes expenses:
Current:
PRC	3,267	3,263	2,256
Other countries	266	509	73

Deferred:
PRC	(1,292)	(1,057)	(923)
Other countries	(152)	(197)	(331)

Total	2,089	2,518	1,075

The net revenue generated from the services rendered in the U.S. and countries other than the PRC, with resulting income taxable in those jurisdictions, only represent 3% and 11% of the Group’s total net revenue for the year ended December 31, 2010 and 5% and 7% for the year ended December 31, 2011, respectively. For the year ended December 31, 2010, services rendered in the U.S. generated loss before income tax and service rendered in other non-PRC countries generated 3% of the Group’s total income before tax. For the year ended December 31, 2011, the Group generated losses from U.S., and other non-PRC countries taken as a whole. As a result, the income tax expenses associated with U.S. and other non-PRC countries are significantly less than the income tax expenses in the PRC.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

17.	INCOME TAXES - continued

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of December 31,
	2010	2011

Current deferred tax assets:
Allowance for doubtful accounts	227	304
Accrued compensation expenses	2,214	2,873
Net operating loss carry forwards	—	—

Total current deferred tax assets	2,441	3,177

Non-current deferred tax assets:
Net operating loss carry forwards	100	351
Property and equipment	42	7
Valuation allowance	(100)	(347)

Net non-current deferred tax assets	42	11

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	(1,217)	(3,313)
Property and equipment	(3)	(100)

Non-current deferred tax liabilities, net	(1,220)	(3,413)

A valuation allowance has been recognized for net operating losses carry forward of certain subsidiaries of the Group, because the Group does not believe these entities can generate future taxable income to recognize the income tax benefit. Net operating losses totaled $399 and $1,417 as of December 31, 2010 and 2011, respectively, which included $399 as of December 31, 2010 expiring on various dates throughout 2015, and $1,417 as of December 31, 2011 expiring on various dates throughout 2016.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

17.	INCOME TAXES - continued

A reconciliation between the statutory PRC enterprise income tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2009	2010	2011
	%	%	%

Statutory tax rate in PRC	25.00	25.00	25.00
Changes in valuation allowances	(0.20)	(0.22)	1.06
Effect of income tax rate differences of subsidiaries operating with different tax jurisdictions	(8.57)	(8.34)	(10.68)
Effect of tax holidays enjoyed by PRC subsidiaries	(7.38)	(8.63)	(10.77)

Effective tax rate	8.85	7.81	4.61

During the years ended December 31, 2009, 2010 and 2011, if the Company’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and net income per share amounts would be as follows:

	For the years ended December 31,
	2009	2010	2011

Increase in income tax expense	1,735	2,780	2,510
Decrease in net income per ordinary share-basic	(0.04)	(0.07)	(0.06)
Decrease in net income per ordinary share-diluted	(0.04)	(0.07)	(0.06)

The Group did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2009, 2010 and 2011. The Group does not expect to have a significant increase or decrease in unrecognized tax benefits within 12 months from December 31, 2011.

The Group has various tax years from 2005 to 2011 which remain open in various tax jurisdictions.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

18.	NET INCOME PER SHARE

The calculation of the net income per share is as follows:

	For the years ended December 31,
	2009		2010		2011

Net income attributable to holders of ordinary shares (numerator)	21,508		29,863		22,193

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	38,389,495	(i)	40,298,060	(i)	43,103,190	(i)

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	41,576,217	(ii)	43,406,080	(ii)	45,248,469	(ii)

Net income per ordinary share-basic	0.56		0.74		0.51

Net income per ordinary share-diluted	0.52		0.69		0.49

(i)	In 2010, the Company issued 2,140,148 ordinary shares for future delivery to employees and non-employees upon exercise of vested stock options or grant of nonvested shares. 1,211,897, 1,824,660 and 441,386 shares were transferred to the relevant employees in 2009, 2010 and 2011, respectively. Accordingly, the remaining shares outstanding during the years were excluded in computation of basic net income per share in 2009, 2010 and 2011.

The ordinary shares issuable in connection with business acquisitions were include in computation of basic net income per share.

(ii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2009, 2010 and 2011 as their effects would have been anti-dilutive. For the years of 2009, 2010 and 2011, such outstanding securities consisted of stock options of a weighted average number of 661,234, 91,684 and 1,237,975, respectively.

A weighted average number of 36,493, 146,344 and 269,275 contingently issuable ordinary shares and nonvested shares in connection with business acquisitions were included in the computation of diluted net income per share in the years of 2009, 2010 and 2011, respectively.

The calculation of the weighted average number of ordinary shares in 2009, 2010 and 2011 for the purpose of diluted net income per share has included the effect of stock options and nonvested shares of a weighted average number of 4,406,820, 3,677,197 and 2,677,598 which gives rise to an incremental weighted average number of 3,150,229, 2,961,677 and 1,876,004 ordinary shares from the assumed conversion of these stock options and nonvested shares using the treasury stock method, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

19.	SHARE-BASED COMPENSATION

On November 3, 2005, the Group adopted the 2005 Stock Option Plan, which allowed the Group to grant options to its employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. In April and May 2006, additional options to purchase 2,400,000 ordinary shares were authorized with the approval from shareholders. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date.

On July 30, 2007, the Board of Directors and shareholders adopted the 2007 Share Incentive Plan as amended on August 1, 2007, which authorized to grant to employees and non-employees options to purchase ordinary shares or nonvested shares up to a total of 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from of the first vesting date.

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

19.	SHARE-BASED COMPENSATION - continued

I. Stock Options - continued

Options to employees and non-employee directors

During the years ended December 31, 2009, 2010 and 2011, the Company granted a total of 146,000, 776,340 and 1,360,805 share options to employees and non-employee directors at an exercise price ranging from $4.58 to $14.69 per share, $16.90 to $35.50 and $6.73 to $29.74 per share, respectively.

The following table summarizes information regarding the stock options granted:

Quarter ended	Options granted	Weighted average exercise price per option	Weighted average fair value per option at the grant dates	Weighted average intrinsic value per option at the grant dates

March 31, 2009	48,000	4.58	1.60	—
June 30, 2009	15,000	5.00	1.74	—
September 30, 2009	39,500	11.00	3.83	—
December 31, 2009	43,500	14.69	5.30	—
March 31, 2010	123,000	16.90	6.09	—
June 30, 2010	97,500	21.70	7.83	—
December 31, 2010	555,840	34.50	12.09	—
March 31, 2011	221,400	29.29	9.90	—
September 30, 2011	1,078,405	9.50	3.30	—
December 31, 2011	61,000	8.71	4.63	—

Total	2,283,145

	Number of options	Weighted average exercise price per option	Weighted average fair value per option at the grant dates

Outstanding as of January 1, 2011	3,322,628	10.13	3.32
Granted	1,360,805	12.69	4.44
Forfeited	(112,460)	18.59	6.22
Exercised	(317,942)	4.34	1.28

Outstanding as of December 31, 2011	4,253,031	11.16	3.75

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

19.	SHARE-BASED COMPENSATION - continued

I. Stock Options - continued

Options to employees and non-employee directors - continued

The following table summarizes information with respect to stock options outstanding as of December 31, 2011:

		Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2011	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2011

Ordinary shares	4,253,031	3.83	11.16	12,925	2,177,784	6.17	10,654

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $9.07 of the Company’s common stock as of December 31, 2011.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $12,760, $47,703 and $6,593, respectively.

The range of fair value of the options as of their respective grant dates is as follows:

	For the years ended December 31,
	2009	2010	2011

Options	1.60-5.30	6.09-12.13	2.42-10.05

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For the years ended December 31,
	2009	2010	2011

Volatility	40.8%-44.7%	41.5%-44.7%	41.41%-69.0%
Risk-free interest rate of return	2.62%-3.62%	1.89%-2.62%	1.54%-1.89%
Expected term	3.61 years	3.61-4.11 years	3.61-4.11 years
Dividend yield	—	—	—

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

19.	SHARE-BASED COMPENSATION - continued

I. Stock Options - continued

Options to employees and non-employee directors - continued

(1)	Volatility

The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. From October 2011, the volatility was estimated based on the historical volatility of the Company’s share price as the Company has accumulated sufficient history of stock price for a period comparable to the expected term of the options. Assumptions about the expected term were based on the vesting and contractual terms.

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

19.	SHARE-BASED COMPENSATION - continued

I. Stock Options - continued

Options to employees and non-employee directors - continued

The Group recorded share-based compensation of $1,311, $1,482 and $4,411 for options granted to employees and non-employee directors for the years ended December 31, 2009, 2010 and 2011, respectively, using the graded vesting attribution method.

There was total unrecognized compensation expense of $11,421 related to unvested share options granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 1.72 years according to the graded vesting schedule.

II. Nonvested Shares

In 2009, 2010 and 2011, the Company granted 89,874, 298,874 and 286,916 nonvested ordinary shares, respectively, to employees under 2007 Share Incentive Plan. The nonvested shares will vest first 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.

A summary of the nonvested shares activity is as follows:

	Weighted number of nonvested shares	Weighted average fair value per ordinary share at the grant dates

Outstanding as of January 1, 2011	357,907	21.06
Granted	286,916	22.96
Vested	(123,444)	18.27
Forfeited	(73,428)	24.57

Outstanding as of December 31, 2011	447,951	22.47

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

19.	SHARE-BASED COMPENSATION - continued

II. Nonvested Shares - continued

In December 2010, the Company granted 85,000 nonvested shares to certain executives and employees at a discount purchase price of $22.00 per share, which is lower than the market closing price of $34.13 on December 15, 2010, the day before the grant date, by $12.13. 25% of the 85,000 nonvested shares will vest on the first anniversary of the grant date and 6.25% will vest each of the following 12 quarter. The total purchase price of $1,210, net of forfeiture, was recorded as a liability when the amount was paid by the relevant executives and employees. This liability will be eliminated with a corresponding increase in equity upon the vesting of nonvested shares over the vesting period.

The total fair value of nonvested shares vested during the years ended December 31, 2009, 2010 and 2011 was $128, $959 and $2,777, respectively.

The Company recorded compensation expenses based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The fair value of the nonvested shares on the grant date was the closing market price of the ordinary shares as of the date. For nonvested share granted in 2009, 2010 and 2011, the fair value at the date of grant ranged from $4.75 to $35.50. The related compensation expense of $254, $1,765 and $3,958 was recorded in 2009, 2010 and 2011, respectively.

There was total unrecognized compensation expense of $5,538 related to nonvested shares granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 2.95 years according to the graded vesting schedule.

III. Nonvested shares of a subsidiary granted to employees

In September 2011, the Company incorporated a wholly owned subsidiary named VanceInfo Financial Solutions Limited (“VanceInfo Financial Solutions”) to strengthen its business intelligence service. The Company is committed to granting up to 33.3% equity interest or 1,000,000 ordinary shares of VanceInfo Financial Solutions in the form of nonvested shares to key employees for their continuing employment. The Company is entitled to the right of repurchasing all equity interests held by the key employees after December 31, 2012. In November 2011, 790,000 of VanceInfo Financial Solutions’ nonvested shares were granted to newly recruited key employees of VanceInfo Financial Solutions. 50% of 790,000 nonvested shares will vest on November 1, 2012 and remaining 50% will vest on a pro-rata basis after the expiration of each of the four quarters after the first anniversary. At the completion of the vesting period the noncontrolling interest of VanceInfo Financial Solutions will be recorded. The fair value of VanceInfo Financial Solutions’ nonvested shares as of grant date was $1.14 per share and related compensation expense of $75 was recorded in 2011. As of December 31, 2011 the total unrecognized compensation expense was $826, which is expected to be recognized in 1.84 years using straight line method.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

20.	ORDINARY SHARES ISSUANCE

In July 2009, the Company completed a public offering of 345,000 ordinary shares for total proceeds of $3,624, before offering costs of $976.

In October 2009, the Company issued 106,820, 106,820, 106,820 ordinary shares to Cypress Hill Holdings Limited, Fortune Sea International Limited and Million International Limited, respectively, as part of the consideration for the acquisition of Chosen.

In October 2009, the Company issued 95,590 ordinary shares to Wireless Info Tech Limited as part of the consideration for the acquisition of WIT.

In October 2009, the Company issued 6,163 ordinary shares to Xiang Liu as part of the consideration for the acquisition of Guangzhou Kernel Technology Limited (“Kernel”).

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

In June 2010, the Company issued 51,084 ordinary shares for future delivery to the employees and non-employees directors upon exercise of vested stock options or grant of nonvested shares as set out in Note 19.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

20.	ORDINARY SHARES ISSUANCE - continued

In July 2010, the Company issued 1,089,064 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 19.

In November 2010, the Company issued 1,000,000 ordinary shares for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares as set out in Note 19.

In November 2010, the Company issued 26,442 ordinary shares to Hui Wing Han Christina Wendy & Wong Kit Cheung Paul as a part of the consideration for the acquisition of TP as set out in Note 4.

In November 2010, the Company completed a public offering of 2,530,000 ordinary shares for total proceeds of $89,226, net of offering costs of $590.

In November 2011, the Company issued 55,944 ordinary shares to Hui Wing Han Christina Wendy & Wong Kit Cheung Paul as part of the consideration for the acquisition of TP as set out in Note 4.

In November 2011, the Company issued 44,642 ordinary shares to Honour Sky Limited & Alliance Glory Investments Limited, respectively, as a part of the consideration for the acquisition of VanceInfo Financial Service as set out in Note 4.

In November 2011, the Company issued 50,746 ordinary shares to Extra Bright Trading Limited & Green Beauty Action Limited, respectively, as part of the consideration for the acquisition of Lifewood as set out in Note 4.

In November 2011, the Company issued 6,721 ordinary shares to Think Consultig Limited & Red Pine Technology Service Limited as part of the consideration for the acquisition of Oracle consulting and implementation service business as set out in Note 4.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

21.	Stock Repurchase Program

On February 21, 2009, the Company’s Board of Directors approved a share repurchase program authorizing the Company to acquire up to $10,000 worth of the Company’s outstanding American Depositary Shares (“ADS”) within the next 12 months.

In March 2009, 2,800 shares were repurchased for a total consideration of $13 from the open market under this program. The repurchased shares, represented in the form of ADSs, and were to be used for future delivery to the employees and non-employees upon exercise of vested stock options or grant of nonvested shares.

On March 21, 2011, the Company announced the authorization of a stock repurchase program, under which the Company may, from time to time for a period of twelve months, depending on market conditions, share price and other factors, make one or more purchases, on the open market or in privately negotiated transactions, of up to $40,000 in aggregate value of the Company’s outstanding ADS. As of December 31, 2011, the Company repurchased 2,394,573 ordinary shares at a total cost (including purchase consideration paid to shareholders and commission paid to brokers) of $34,791 pursuant to this repurchase program. This share repurchase program expired on March 20, 2012.

All ordinary shares repurchased by the Company in 2011 have become its treasury stock.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

22.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets/(liabilities) measured at fair value on a recurring basis as of December 31, 2010 and 2011 include a foreign currency exchange forward contract (Note 9) based on Level 2 inputs, the contingent consideration payable in connection with business acquisitions consummated in 2010 and 2011 and an available-for-sale investment in convertible loan based on Level 3 inputs.

The following table summarizes the Group’s financial assets/(liabilities) measured at fair value on recurring basis.

		Fair Value Measurement at Reporting Date Using
Description	December, 2010	Quoted Prices in Active Market for Identical Liabilities	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment	1,302	—	—	1,302
Contingent consideration	(3,269)	—	—	(3,269)
Forward contract	(332)	—	(332)	—

Total	(2,299)	—	(332)	(1,967)

		Fair Value Measurement at Reporting Date Using
Description	December, 2011	Quoted Prices in Active Market for Identical Liabilities	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment	—	—	—	—
Contingent consideration	(18,236)	—	—	(18,236)
Forward contract	(253)	—	(253)	—

Total	(18,489)	—	(253)	(18,236)

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

22.	FAIR VALUE MEASUREMENTS - continued

Measured on recurring basis - continued

The following table summarizes the movement of the balances of the Group’s financial assets/(liabilities) measured at fair value on a recurring basis based on Level 3 inputs:

Amounts

Balance as of January 1, 2011	(1,967)
Initial recognition of contingent consideration in connection with business acquisitions	(19,446)
Change in fair value of contingent considerations	920
Transfer of contingent consideration to payable	3,269
Settlement of contingent consideration	709
Transfer of available-for-sale in connection with acquiring Beijing Viatt (Note 6)	(1,302)
Exchange difference	(419)

Balance as of December 31, 2011	(18,236)

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions.

23.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $7,219, $11,258 and $18,362 for the years ended December 31, 2009, 2010 and 2011, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Company’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the balance reaches 50% of the registered capital, and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Company’s PRC subsidiaries were $991, $1,171 and $2,895 for the years ended December 31, 2009, 2010 and 2011, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $81,735 and $85,102 as of December 31, 2010 and 2011, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement schedule I.

25.	LITIGATION THREAT AGAINST THE COMPANY

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

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

25.	LITIGATION THREAT AGAINST THE COMPANY - continued

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

In November 2010, Mr. Jiang filed an action naming the Company, its subsidiary VanceInfo Technologies Inc., a Delaware corporation, or VanceInfo US, and its executives Chris Shuning Chen and David Lifeng Chen as defendants in the Superior Court of California, County of San Mateo captioned Jonathan Jiang v. VanceInfo Technologies, et al., CIV 500979. An amended complaint filed on January 21, 2011 alleges:

•

Mr. Jiang was a minority shareholder of Octiga, Inc., a dissolved California Corporation. Octiga, Inc. allegedly owned “more than 30% interest in a joint venture” in Heteng, a company incorporated in China.

•	Heteng owned 95% of Wensi Chuangyi.

•	Mr. Jiang owned 220,000 ordinary shares of Octiga, Inc. for which compensation was not appropriately provided.

•	The transfer of assets of Wensi Chuangyi from Heteng to VanceInfo Beijing occurred without proper compensation to Octiga, Inc.

On March 10, 2011, the Company filed a motion to quash service on it and a demurrer to the amended complaint on behalf of VanceInfo US. On June 28, 2011, the Superior Court of California judged that there was lack of personal jurisdiction for VanceInfo Technologies Inc. In order to avoid further distraction of management attention, our Chairman and Chief Executive Officer, Chris Shuning Chen, personally made a payment of $75 to settle this litigation. The Group has not made any contribution to such payment. The lawsuit was dismissed with prejudice on March 1, 2012. The Group made no admissions of liability as part of the settlement and continues to maintain that the August 2004 Transaction is lawful and in compliance with all applicable PRC laws and regulations.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and share related data)

26.	COMMITMENTS

(i)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $6,573, $8,889 and $13,340 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2011 are as follows:

2012	11,701
2013	6,766
2014	2,924
2015	2,601
2016	609

24,601

(ii)	Purchase commitments

As of December 31, 2011, $13,478 was contractually committed by the Group for the building construction project and leasehold improvements. $13,475 will be paid in 2012 and $3 will be paid in 2013.

27.	SUBSEQUENT EVENTS

In February 2012, the Group acquired 100% equity interest in Beijing Sunwin Technology Co., Ltd. (“Beijing Sunwin”), a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Under the terms of the acquisition agreement, the Group paid an initial consideration of approximately $2,371 in cash and $1,152 in the Company’s ordinary shares. Contingent consideration will be paid based on Beijing Sunwin’s financial performance in the next three years. Over 90 professionals from Beijing Sunwin joined the Company as a result of this transaction. In addition, Beijing Sunwin has a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang Weiye Information Technology Co., Ltd. Such equity interest was also acquired as part of the transaction.

The Group is in the process of performing the purchase price allocation of this acquisition.

VANCEINFO TECHNOLOGIES INC.

Additional Information - Financial Statement Schedule I

Financial Information of Parent Company

Balance Sheets

(in U.S. dollars in thousands, except share data)

	As of December 31,
	2010	2011
Assets

Current assets:
Cash and cash equivalents	102,832	1,202
Term deposit	5,000	5,000
Held-to-maturity securities - current	13,208	9,401
Prepaid expenses and other current assets	602	338
Amount due from related parties	35,802	111,352

Total current assets	157,444	127,293

Held-to-maturity securities - non-current	1,558	—
Investment in subsidiaries	143,426	181,781

Total assets	302,428	309,074

Liabilities

Current liabilities:
Amount due to related parties	3,775	956
Accrued expenses and other payables	719	1,812
Deferred income-current	462	478

Total current liabilities	4,956	3,246

Deferred income-non-current	1,305	2,384

Total liabilities	6,261	5,630

Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 44,556,910 and 44,714,963 shares issued as of December 31, 2010 and 2011, respectively; 44,556,910 and 42,320,390 shares outstanding as of December 31, 2010 and 2011, respectively)	45	45
Additional paid-in capital	208,431	223,707
Treasury stock, in the form of ADS at cost (nil and 2,394,573 shares as of December 31, 2010 and 2011, respectively)	—	(34,791)

Shares issuable in connection with business acquisitions	3,594	—
Accumulated other comprehensive income	8,836	17,029
Retained earnings	75,261	97,454

Total equity	296,167	303,444

Total liabilities and equity	302,428	309,074

VANCEINFO TECHNOLOGIES INC.

Financial Information of Parent Company

Statements of Operations and Comprehensive Income

(In U.S. dollars in thousands, except share and share related data)

	For the years ended December 31,
	2009	2010	2011

Cost of revenues (including share-based compensation of $313, $492 and $762 in 2009, 2010 and 2011, respectively)	(313)	(492)	(762)

Selling, general and administrative expenses (including share-based compensation of $1,252, $2,755 and $7,682 in 2009, 2010 and 2011, respectively)	(1,853)	(3,073)	(8,100)

Other operating income	196	331	445

Loss from operations	(1,970)	(3,234)	(8,417)
Investment income in subsidiaries	22,755	33,139	30,106
Interest income	672	432	457
Exchange differences	51	(474)	47

Net income	21,508	29,863	22,193

Net income attributable to VanceInfo Technologies Inc. shareholders	21,508	29,863	22,193

Net income	21,508	29,863	22,193
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(48)	3,722	8,615
Unrealized gain (loss) on foreign currency exchange forward contract	145	(506)	(247)
(Gain) loss on foreign currency exchange forward contract transfer to statements of operations	(36)	202	319
Transfer to the statements of operations of realized gain on available-for-sale investment, net tax effect of $87	—	—	(494)
Net unrealized gain on available-for-sale investment, net tax effect of ($87)	—	494	—

Total other comprehensive income, net of tax	61	3,912	8,193

Comprehensive income	21,569	33,775	30,386

Comprehensive income attributable to VanceInfo Technologies Inc shareholders	21,569	33,775	30,386

VANCEINFO TECHNOLOGIES INC.

Financial Information of Parent Company

Statements of Change in Equity

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Treasury stock	Shares issuable in connection with business acquisitions	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Shares	Amount

Balance as of January 1, 2009	39,120,879	39	101,184	—	1,527	4,863	23,890	131,503
Issuance of ordinary shares in connection with business acquisitions	422,213	1	2,088	—	(1,527)	—	—	562
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	—	520	—	—	520
Repurchase of ordinary shares	(2,800)	—	(13)	—	—	—	—	(13)
Issuance of ordinary shares upon share offering	345,000	—	2,648	—	—	—	—	2,648
Ordinary shares issued for share-based compensation	2,800	—	4,208	—	—	—	—	4,208
Share-based compensation	—	—	1,565	—	—	—	—	1,565
Unrealized gain on foreign currency exchange forward contract recognized	—	—	—	—	—	145	—	145
Gain on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	(36)	—	(36)
Foreign currency translation adjustment	—	—	—	—	—	(48)	—	(48)
Net income	—	—	—	—	—	—	21,508	21,508

Balance as of December 31, 2009	39,888,092	40	111,680	—	520	4,924	45,398	162,562
Issuance of ordinary shares in connection with business acquisitions	26,442	—	520	—	(520)	—	—	—
Shares issuable in connection with TP acquisition (Note 4)	—	—	—	—	1,978	—	—	1,978
Shares issuable in connection with VanceInfo Financial Service acquisition (Note 4)	—	—	—	—	1,616	—	—	1,616
Ordinary shares returned from an employee (Note 20)	(27,772)	—	(537)	—	—	—	—	(537)
Issuance of ordinary shares upon share offering	2,530,000	3	89,223	—	—	—	—	89,226
Ordinary shares issued for share-based compensation	2,140,148	2	4,514	—	—	—	—	4,516
Share-based compensation	—	—	3,031	—	—	—	—	3,031
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	—	(507)	—	(507)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	202	—	202
Net unrealized gain on available-for-sale investment, net tax effect of ($87)	—	—	—	—	—	494	—	494
Foreign currency translation adjustment	—	—	—	—	—	3,723	—	3,723
Net income	—	—	—	—	—	—	29,863	29,863

Balance as of December 31, 2010	44,556,910	45	208,431	—	3,594	8,836	75,261	296,167
Issuance of ordinary shares in connection with business acquisitions	158,053	—	5,443	—	(3,594)	—	—	1,849
Repurchase of ordinary share	(2,394,573)	—	—	(34,791)	—	—	—	(34,791)
Ordinary shares issued for share-based compensation	—	—	1,678	—	—	—	—	1,678
Share-based compensation	—	—	8,155	—	—	—	—	8,155
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	—	(247)	—	(247)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	319	—	319
Transfer to the statement of operations of net unrealized gain on available-for-sale investment, net tax effect of $87	—	—	—	—	—	(494)	—	(494)
Foreign currency translation adjustment	—	—	—	—	—	8,615	—	8,615
Net income	—	—	—	—	—	—	22,193	22,193

Balance as of December 31, 2011	42,320,390	45	223,707	(34,791)	—	17,029	97,454	303,444

VANCEINFO TECHNOLOGIES INC.

Financial Information of Parent Company

Statements of Cash Flows

(In U.S. dollars in thousands)

	For the years ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income	21,508	29,863	22,193
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	1,565	3,247	8,444
Investment income in subsidiaries	(22,755)	(33,139)	(30,106)
(Gain) loss on foreign currency exchange forward contracts recognized in statements of operations	(52)	578	333
Allowance for doubtful accounts	—	—	15
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(552)	1,188	66
Amounts due from related parties	(5,222)	12,666	(73,788)
Amounts due to related parties	5,865	(6,789)	(2,819)
Accrued expenses and other payables	151	(375)	(18)
Deferred income	757	(270)	1,094

Net cash provided by (used in) operating activities	1,265	6,969	(74,586)

Cash flows from investing activities:
Purchase of non-current investment-held-to-maturity securities	—	(1,560)	(6,079)
Purchase of current investment-held-to-maturity securities	(12,104)	(15,213)	(5,253)
Proceeds from maturity of held-to-maturity securities	—	13,648	16,826
Purchase of businesses and increased investment in subsidiaries	—	(42,001)	—
Payment for settlement of foreign currency forward exchange contracts	—	(388)	(339)
Purchase of term deposit	(10,000)	—	(5,000)
Cash received upon maturity of term deposit	—	5,000	5,000

Net cash (used in) provided by investing activities	(22,104)	(40,514)	5,155

Cash flows from financing activities:
Proceeds from exercise of options	3,625	5,011	1,434
Repayment of advance received for option granted	—	—	1,210
Repurchase of ordinary shares	(13)	—	(34,791)
Proceeds from issuance of ordinary shares upon share offering in 2009	3,624	—	—
Payment for issuance costs in connection with share offering in 2009	(712)	(220)	—
Proceeds from issuance of ordinary shares upon share offering in 2010	—	89,816	—
Payment for issuance costs in connection with share offering in 2010	—	(507)	(52)

Net cash provided (used in) by financing activities	6,524	94,100	(32,199)

Net (decrease) increase in cash and cash equivalents	(14,315)	60,555	(101,630)
Cash and cash equivalents, beginning of year	56,592	42,277	102,832

Cash and cash equivalents, end of year	42,277	102,832	1,202

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand- alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income from its subsidiaries was reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

3.	INCOME TAX

The Company is a tax exempted company incorporated in the Cayman Island.